Form 20-F
period 2023-12-31
Pampa Energy Inc.
filed 2024-04-30
CIK 1469395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

1,359,641,441 outstanding shares of common stock, par value Ps.1.00 per share, excluding 3,878,939 treasury shares.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

PRESENTATION OF INFORMATION

This document comprises Pampa’s annual report on Form 20-F for the year ended December 31, 2023. This annual report was approved by our Board of Directors by resolution following its meeting held on April 26, 2024. In this annual report, we use the terms “we”, “us”, “our”, “registrant” and the “Company” to refer to Pampa and its subsidiaries.

Financial Information

This annual report contains our audited consolidated statements of financial position as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the notes thereto (the “Consolidated Financial Statements”).

Our Consolidated Financial Statements are set forth in Item 18 beginning on page F-1 of this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (the “IASB”). The Consolidated Financial Statements included in this annual report have been approved by resolution of the Board of Directors’ meeting of the Company held on March 6, 2024 and by the Shareholder’s meeting held on April 29, 2024.

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

PRESENTATION OF INFORMATION CONCERNING RESERVES

The proved hydrocarbon reserves included in this report for the year ended December 31, 2023, are those that we have the right to extract and sell based on assignments granted to us by the respective governmental authorities.

The estimates of our remaining proved recoverable oil and gas reserve volumes for the five years ended December 31, 2023 included in this report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission. GaffneyCline conducted reserves audits of our estimates of our proved reserves as of December 31, 2023. All reserves estimates involve some degree of uncertainty. For a description of the risks relating to reserves and reserves estimates, see “Item 3. Key Information—Risk Factors—Risk Relating to our Oil and Gas Business—Our estimated oil and gas reserves are based on assumptions that may prove inaccurate,” and “We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves.”

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends that affect or may affect our business and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us.

Our estimates and forward-looking statements may be influenced by the following factors, among others:

-	general economic, business, social and political conditions in Argentina, and any possible changes and/or deterioration in such conditions, and other regions where we, our associates or joint ventures operate, such as the rate of economic growth, fluctuations in exchange rates of the Peso or inflation;
-	government interventions, resulting in changes in the economy, taxes, tariffs, the regulatory framework or environmental matters, or in the delay or withholding of governmental approvals;
-	the failure of governmental authorities to approve proposed measures or transactions described in this annual report;
-	changes in the laws and regulations applicable to the energy sector in Argentina;
-	uncertainties relating to future government approvals or legal actions, such as provisional remedies, that could affect our tariffs;
-	the availability of financing at reasonable terms to Argentine companies, such as us;
-	export limitations to our production;
-	import restrictions on consumables that are key for the maintenance of our assets;
-	more severe restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;
-	the effect of steep local currency depreciation on our Peso-denominated revenues;
-	the impact of high rates of inflation on our costs;
-	changes in the price of hydrocarbons and their derivatives;
-	competition in the hydrocarbon sector and related industries;
-	changes in the price of electricity and other related services;
-	electricity shortages;
-	competition in the electricity sector, public utility services and related industries;
-	cybersecurity events, including potential cyberattacks;
-	climate change and severe weather events;
-	obsolescence of products manufactured in our petrochemical facilities;
-	the volume of crude oil, natural gas and derivatives we produce and sell;
-	our ability to renew certain concessions;
-	the ability to develop and monetize conventional and unconventional reserves;
-	our ability to develop our expansion projects and to win awards for new potential projects;
-	changes to our reserves estimates;
-	tariff updates;
-	changes to our capital expenditure plans;
-	any potential negative consequences arising in connection with our potential mergers, acquisitions, divestitures or other corporate reorganizations; and
-	other risks factors discussed under “Item 3. Risk Factors.”

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to renew any estimates and/or forward-looking statements because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to factors including, but not limited to, those mentioned above.

GLOSSARY

Glossary of certain terms used in this Annual Report

Unless the context indicates otherwise, the following terms have the meanings shown below:

·	“ADR”: American Depositary Receipt;
·	“ADS” or “ADSs”: American Depositary Shares;
·	“AFIP”: Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos);
·	“ANSES”: National Social Security Agency (Administración Nacional de la Seguridad Social);
·	“Anti-Money Laundering Law”: Law No. 25,246, subsequently amended by, among others, Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734 and Decree No. 27/2018;
·	“Authorized Markets”: securities markets in Argentina that require authorization from the CNV to operate;
·	“BCRA” or “Central Bank”: Central Bank of the Republic of Argentina (Banco Central de la República Argentina);
·	“Banco Nación”: Banco de la Nación Argentina;
·	“BASE”: Buenos Aires Stock Exchange;
·	“bbl”: Barrel of crude oil;
·	“BCL”: Business Corporation Law;
·	“Board of Directors”: the board of directors of Pampa Energía S.A.;
·	“boe”: Barrel of oil equivalent;
·	“ByMA”: Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A.);
·	“CAMMESA”: Wholesale Electric Market Administration Company (Compañía Administradora del Mercado Eléctrico Mayorista Sociedad Anónima);
·	“Caja de Valores”: Caja de Valores S.A.;
·	“CC”: Combined Cycle;
·	“CENCH”: unconventional hydrocarbon exploitation concession;
·	“CIESA” Compañía de Inversiones de Energía;
·	“CISA”: Comercializadora e Inversora S.A.;
·	“CITELEC” Compañía Inversora en Transmisión Eléctrica Citelec S.A.;
·	“CML”: Capital Markets Law No. 26,831, as amended by, among others, Law 27,440;
·	“CMIEE”: Average Incremental Charge of Surplus Demand (Cargo Medio Incremental de la Demanda Excedente);
·	“CNG”: compressed natural gas;
·	“CNV”: Comisión Nacional de Valores;
·	“Corporate Criminal Liability Law”: Corporate Criminal Liability Law No. 27,401;
·	“CPB”: Central Piedra Buena S.A. or “Central Térmica Piedra Buena”;
·	“CPI”: Consumers Prices Index;
·	“CSJN”: Corte Suprema de Justicia de la Nación;
·	“CTB”: CT Barragán S.A.;
·	“CTEB”: Central Térmica Ensenada de Barragán;
·	“CTIW”: Central Térmica Ingeniero White;
·	“CTG”: Central Térmica Güemes S.A.;
·	“CTGEBA” or “Genelba”: Central Térmica Genelba;
·	“CTLL”: Central Térmica Loma La Lata S.A. or “Central Térmica Loma La Lata”;
·	“CTP”: Central Térmica Piquirenda;
·	“CTPP”: Central Térmica Parque Pilar;
·	“DNU”: Necessity and Urgency Decree;
·	“DoP”: delivery or pay;
·	“Edenor”: Empresa Distribuidora y Comercializadora Norte S.A.;
·	“Edesur”: Empresa Distribuidora Sur S.A.;
·	“EMESA”: Empresa Mendocina de Energía Sociedad Anónima;
·	“ENARSA”: Energía Argentina S.A. (former Integración Energética Argentina S.A.);
·	“ENARGAS”: Ente Nacional Regulador del Gas or National Gas Regulatory Entity;
·	“Energy Secretariate”: Secretaría de Energía;
·	“Energy Plus” or “Energía Plus”: a program under SE Resolution 1,281/2006;
·	“ENRE”: Ente Nacional Regulador de la Electricidad or Electricity Regulatory Entity;
·	“ENOPSA”: Energía Operaciones ENOPSA S.A. (former Petrobras Energía Operaciones Ecuador S.A.);
·	“Exchange Act”: United States Securities Exchange Act of 1934, as amended;
·	“FCA”: United Kingdom Financial Conduct Authority;
·	“FO or GO”: Fuel Oil or Gas Oil;

·	“FODER”: Fondo para el Desarrollo de Energía Renovables;
·	“FONINVEMEM”: Fund for Investments required to increase the Power Supply in the Electricity Wholesale Market (Fondo Para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista);
·	“Foundation”: Fundación Pampa Energía S.A;
·	“GPNK”: Nestor Kirchner Pipeline;
·	“GaffneyCline”: Gaffney, Cline & Associates;
·	“G&P”: Gas y Petróleo de Neuquén S.A.;
·	“GDP”: Gross Domestic Product;
·	“GHG” Greenhouse gas;
·	“Greenwind”: Greenwind S.A.;
·	“GO and FO”: natural gas or liquid fuels;
·	“GT”: gas turbine;
·	“GU”: Large Users (Grandes Usuarios);
·	“GUMA”: Major Large Users (Grandes Usuarios Mayores);
·	“GUME”: Minor Large Users (Grandes Usuarios Menores);
·	“GUDI”: Major Distribution Users (Grandes Usuarios del Distribuidor);
·	“HIDISA”: Hidroeléctrica Diamante S.A.;
·	“HINISA”: Hidroeléctrica Los Nihuiles S.A.;
·	“HMRT”: hours with a high thermal demand;
·	“HPPL”: Pichi Picún Leufú Hydroelectric Complex;
·	“Hydrocarbons Law”: Law No. 17,319 as amended by Law No. 27,007;
·	“IGJ”: City of Buenos Aires’s Public Registry of Commerce (Inspección General de Justicia);
·	“IMF”: International Money Fund;
·	“INDEC”: National Statistics and Census Institute (Instituto Nacional de Estadística y Censos);
·	“Independent Reserves Engineers Firm”: Gaffney, Cline & Associates;
·	“IPIM”: Wholesale Domestic Price Index (Índice de Precios Internos al por Mayor);
·	“IREC”: International Renewable Energy Certificates;
·	“J.P. Morgan”: JPMorgan Chase Bank, N.A;
·	“LNG”: liquefied natural gas;
·	“LPG”: liquefied petroleum gas;
·	“MAE”: Mercado Abierto Electrónico S.A.;
·	“MAT”: Term Market (Mercado a Término);
·	“MAT ER”: Renewable Energy Term Market;
·	“MBTU”: millions of British Thermal Units (BTU);
·	“MDP”: Ministry of Productive Development (former SGE);
·	“ME&M”: Ministry of Energy and Mining;
·	“MLC”: Free Exchange Market (Mercado Libre de Cambios);
·	“National CPI”: a CPI which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces;
·	“NYSE”: New York Stock Exchange;
·	“OCP”: Oleoducto de Crudos Pesados Ltd.;
·	“OCP S.A.”: Oleoducto de Crudos Pesados Ecuador S.A.
·	“Official Gazette”: Official Gazette of Argentina (Boletín Oficial de la República Argentina);
·	“Oldelval”: Oleoductos del Valle S.A.;
·	“Pampa” or “the Company”: Pampa Energía S.A.;
·	“Pampa Bloque18”: Pampa Bloque18 S.A.S.;
·	“PDVSA”: Petróleos de Venezuela S.A.;
·	“PEA”: Parque Eólico Arauco II;
·	“PEB”: Pampa Energía Bolivia S.A.;
·	“PEMC”: Parque Eólico Ingeniero Mario Cebreiro;
·	“PEN”: National Executive Branch (Poder Ejecutivo Nacional);
·	“PEO”: Petrobras Energía Operaciones S.A.;
·	“PEPE II”: Parque Eólico Pampa Energía II;
·	“PEPE III”: Parque Eólico Pampa Energía III;
·	“PEPE IV”: Parque Eólico Pampa Energía IV;
·	“PEPE VI”: Parque Eólico Pampa Energía VI;
·	“Pesos” or “Ps.”: Argentine Pesos;
·	“Petrobras Argentina”: Petrobras Argentina S.A.;
·	“Petrobras”: Petroleo Brasileiro S.A;
·	“Petrolera Pampa”: Petrolera Pampa S.A.;
·	“PGSM”: Puerto General San Martin;

•	“PISA”: Pampa Inversiones S.A.;
•	“PIST”: Transportation System Entry Point or natural gas price at the wellhead (Punto de Ingreso al de Sistema de Transporte);
•	“Plan Gas.Ar”: the Plan to Promote Argentine Natural Gas Production;
•	“Polisur”: PBB Polisur S.A;
•	“PPA” or “PPAs”: relevant wholesale electricity supply agreements or power purchase agreements (Contratos de Abastecimiento Mayorista de Electricidad);
•	“PROCELAC”: Procuraduría de Criminalidad Económica y Lavado de Activos;
•	“Public Emergency Law”: Law No. 25,561 – the Public Emergency and Exchange Rate Regime Reform Law;
•	“QHSE”: Quality, Health, Safety and Environment;
•	“Refinor”: Refinería del Norte S.A.;
•	“RENPER”: National Registry of Renewable Source Electric Power Generation Projects (Registro de Proyectos de Generación de Energía Eléctrica de Fuente Renovable);
•	“Reserves Report”: the year-end reserves report by Gaffney, Cline & Associates;
•	“RTI”: Revisión Tarifaria Integral (Comprehensive Tariff Review);
•	“SACDE”: Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.;
•	“SADI”: the Argentine Electricity Interconnected Grid (Sistema Argentino de Interconexión);
•	“SBR”: styrene butadiene rubber;
•	“SE”: Secretariat of Energy (Secretaría de Energía);
•	“SEC”: U.S. Securities and Exchange Commission;
•	“Securities Act”: U.S. Securities Act of 1933, as amended;
•	“SEE”: Subsecretariat of Electric Energy, former Secretariat of Electric Energy (Subsecretaría de Energía Eléctrica);
•	“SGE”: Former Government Secretariat of Energy (former Ministry of Energy (former ME&M)) (former Secretaría de Gobierno de Energía (former Ministry of Energy (former ME&M));
•	“SHC”: Undersecretary of Hydrocarbons and Fuels (Subsecretaría de Recursos Hidrocarburíferos (former Secretaría de Recursos Hidrocarburíferos));
•	“Social Solidarity and Productive Reactivation Law”: Law No. 27,541;
•	“SOFR”: Secured Overnight Financing Rate;
•	“SRRYME”: Secretary of Renewable Resources and Electricity Market (Secretaría de Recursos Renovables y Mercado Eléctrico);
•	“ST”: steam turbine;
•	“TGS”: Transportadora de Gas del Sur S.A.;
•	“TJSM”: Termoeléctrica José de San Martín S.A.;
•	“TMB”: Termoeléctrica Manuel Belgrano S.A.;
•	“ToP”: take or pay;
•	“Transba”: Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.;
•	“Transener”: Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.;
•	“UIF”: Financial Information Unit (Unidad de Información Financiera);
•	“U.S.”: United Stated of America;
•	“U.S.$ and/ or U.S. Dollars”: U.S. currency;
•	“UTEs”: joint operations (Unión Transitoria);
•	“VAR”: Vientos de Arauco Renovables S.A.U.;
•	“VAT”: Value Added Tax;
•	“WEM”: Wholesale Electricity Market;
•	“WEM Large Users”: WEM users with a capacity higher than 300 KW;
•	“WEMTF”: Wholesale Electricity Market of Tierra del Fuego;
•	“YPF”: YPF S.A.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

EXCHANGE RATES

Exchange Rates

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. There can be no assurance that the Peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange rates(1)
	(in Pesos per U.S. Dollars)
	High	Low	Average(2)	Period end
Year ended December 31,
2019	60.400	36.900	48.234	59.890
2020	84.150	59.815	70.599	84.150
2021	102.720	84.700	95.161	102.720
2022	177.160	103.000	130.810	177.160
2023	808.450	178.150	295.295	808.450

Month
January 2024	826.400	810.700	818.314	826.400
February 2024	842.200	826.900	834.795	842.200
March 2024	858.000	842.500	850.184	858.000
April 2024(3)	875.000	861.000	868.028	875.000

Source: Banco Nación

(1)	Represents the average of exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest daily rates in the month.
(3)	Represents the average of the lowest and highest daily rates from April 1 through April 26, 2024.

Pursuant to Argentine law, in the case that we pay dividends, we are required to determine the amount in Pesos. Exchange rate fluctuations will affect the U.S. Dollar amounts received by holders of American Depositary Shares, on conversion by us or by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar equivalent of the Peso price of our shares on the BASE and, as a result, can also affect the market price of our ADSs.

RISK FACTORS

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

Risks Related to Argentina

•	The Argentine economy is vulnerable and any significant decline may adversely affect our business, operational results and financial condition
•	Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities
•	Exchange rate volatility may adversely affect the Argentine economy
•	If high levels of inflation continue, the Argentine economy and our operational results could be adversely affected
•	Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects
•	Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products
•	Argentine public expenditure may generate negative consequences for the Argentine economy
•	Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition
•	The operating costs of the Company could increase as a result of the promotion or adoption of certain measures by the Argentine Government as well as pressure from union sectors
•	The Argentine Government has intervened in the electricity sector in the past, and may continue intervening to adopt, among others, measures in connection with tariffs on public services and there is no certainty regarding the effects that such measures will have on our business operations, financial condition or results of operations
•	The Argentine economy is vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, on our operational results and financial condition
•	The emergence and spread of a pandemic-level disease or threat to public health may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations
•	A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business and operational results
•	The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities

Risks Relating to our Company

•	We operate a material portion of our business pursuant to public concessions granted by provincial and national governments, the revocation or termination of which would have a material adverse effect on our business
•	Our performance is largely dependent on recruiting and retaining key personnel
•	We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages, that could have a material adverse effect on our business
•	In the event of an accident or other event not covered by our insurance policies, we could face significant losses that could result in a material adverse effect on our business and operational results
•	We conduct a portion of our operations through joint ventures and co-controlled companies, and our failure to continue such joint ventures and co-controlled companies or to settle any potential material disagreements with our partners could have a material adverse effect on the success of these operations
•	If we are not able to effectively hedge our currency risk in full and a devaluation of the Argentine Peso occurs, our results of operations and financial condition could be materially adversely affected
•	We are involved in various legal proceedings which could result in unfavorable rulings against us
•	Downgrades in our credit ratings could have negative effects on our funding costs and business operations
•	Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, operational results and cash flows
•	Our operations could cause environmental risks and any change in environmental laws could increase our operating costs
•	We may be unable to collect payments of amounts due, or to collect them in a timely manner, from customers, CAMMESA, ENARSA, the Argentine Government and other customers
•	Certain of our outstanding financial indebtedness includes bankruptcy, reorganization proceedings and expropriation events of default and we may be required to repay all of our outstanding debt upon the occurrence of any such events
•	Covenants in our indebtedness could adversely restrict our financial and operating flexibility
•	Our businesses are subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual commitments and thus adversely affect our business and financial performance
•	Our activities may be adversely affected by events in other countries in which we do business
•	The national antitrust authorities could decide not to approve the acquisition of the CTEB and/or the acquisition of the stake in the Rincón de Aranda block
•	We continue evaluating investment projects to expand our activity, which could imply an increase in our indebtedness
•	Climate change, energy transition and regulatory framework promoted for such purposes could affect our business, our results of operations and financial condition

Risks Relating to Our Business

Risks Relating to Our Generation Business

•	There are electricity transmission constraints in Argentina that may prevent us from dispatch, which could materially adversely affect the financial results of our generation business
•	We could be adversely affected by sudden increases in energy demand given current levels of power generation and difficulty in increasing the capacity of transmission and distribution companies in the short or medium term
•	Changes in certain regulations may require the adjustment of the facilities of our power plants that may require new investments or may affect the dispatch of our generators
•	New measures encouraging renewable energy generation projects may affect our generation sales
•	Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas (and other fuels), and fluctuations in the supply or price of gas could materially adversely affect our operational results

•	Penalties may be applied under our energy supply agreements with CAMMESA, which may adversely affect the revenues derived from such contracts or from our generation units
•	Penalties and or other sanctions may be applied for breaches to applicable regulation or for not having in a timely manner the required permits for the operation of our generation units and authorizations for new power generation, which may adversely affect the availability and revenues derived from our generation units and delay the estimated entry into commercial operations of new projects
•	A breach to our energy supply agreements with CAMMESA and/or WEM Large Users may cause penalties and, ultimately, the termination of such agreements, which could adversely affect our operational results
•	Revenues from our wind farms depend on meteorological conditions and the ability to contract the energy to be produced by the wind farms to WEM Large Users
•	Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our operational results
•	Operational difficulties could limit our ability to generate electricity, which could adversely affect our operational results
•	We may not be able to extend the term of the concession agreements for HINISA and/or HIDISA
•	We could be exposed to third-party claims on real property where CTB is located that could result in the imposition of significant damages, for which we have not established a provision in our consolidated financial statements for potential losses
•	Our profits may be affected by our failure to fulfill the requirements of the Energy Plus Program or by the modification or the cancellation of such program
•	The guarantees granted by us to our affiliates could be enforced, which could have an adverse effect on results of our operations
•	Our energy projects may not perform as expected, which may adversely affect our business and financial condition
•	We may face competition in the electricity sector and related industries
•	Risks arise for our business from technological changes in the energy market
•	Our suppliers may not be able to provide spare parts and/or upgrades to our generation units
•	If in the future we are not in a position to renew our PPAs or execute new PPAs, or if such PPAs are unilaterally modified or resolved, or if any other measures are adopted by the Argentine Government in relation to the PPAs or the energy sector in general, our results of operations and financial condition could be materially adversely affected
•	Electricity demand may be affected by price increases, which could lead power generators to record lower revenues
•	The generation activity involves the handling of dangerous elements such as fuels that have an associated potential risk for premises and people

Risks Relating to our Oil and Gas Business

•	Oil and gas companies have been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework
•	Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked
•	Oil and gas reserves in Argentina are likely to decline
•	Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our operational results and financial condition
•	Export duties and import regulations on our products negatively affected the profitability of our operations
•	Oil and gas prices and sale conditions could affect our level of capital expenditures
•	Limits on exports and imports of hydrocarbons and related oil products have affected and may continue to affect our operational results
•	We may not be the operating partner in all of the joint arrangements (joint operations for accounting purposes) in which we participate, and actions undertaken by the operators in such joint arrangements could have a material adverse effect on the success of these operations
•	We conduct most of the operations through joint arrangements (joint operations for accounting purposes), and our failure to resolve any material disagreements with our partners or to continue such joint arrangements could have a material adverse effect on the success of such operations
•	Our failure to comply with our commitments to make certain investments could negatively affect our operational results
•	Oil and gas activities are subject to significant economic, environmental and operational risks
•	Unless we replace our oil and gas reserves, such reserves and production will deplete over time
•	Our estimated oil and gas reserves are based on assumptions that may prove inaccurate
•	We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves
•	We may incur significant costs and liabilities related to environmental, health and safety matters
•	Limitations on local pricing in Argentina may adversely affect our operational results
•	We are exposed to contractions in the crude oil and natural gas demand and to contractions in the demand for any of their by-products

Risks Relating to our Shares and ADSs

•	Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs
•	ADS holders’ ability to receive cash dividends may be limited
•	Under Argentine law, shareholder rights may be fewer or less well-defined than in other jurisdictions
•	Holders of ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings
•	Our shareholders may be subject to liability for certain votes of their securities
•	Provisions of our bylaws and of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and the ADSs
•	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. holders of our shares or ADSs to adverse U.S. federal income tax consequences

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina, most of our revenues are earned in Argentina and most of our operations, facilities and customers are located in Argentina. Our financial condition and operational results depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth rates, inflation rates, currency exchange rates, taxes, interest rates and other local, regional and international events and conditions that may affect Argentina in any manner. For example, a slowdown in economic growth or economic recession could lead to a decreased demand for electricity in the service areas in which we operate or a decline in the purchasing power of our customers, which, in turn, could lead to a higher delinquency rate from our customers or increased energy losses due to illegal use of our services. Actions of the Argentine Government concerning the economy, including measures with respect to inflation, interest rates, price controls (including tariffs and other compensation of utility companies), foreign exchange controls and taxes, have had and may in the future have a material adverse effect on private sector entities, including us. Our activities are highly regulated and subject to uncertainties due to political and economic factors, changes in legislation, expropriations, termination and modification of contractual rights, revocation of permits and consents, the need to obtain permits from regulatory authorities, foreign currency restrictions, price controls, currency fluctuations and increases in royalties, among others.

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

The Argentine economy is vulnerable and any significant decline may adversely affect our business, operational results and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors, a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine macroeconomic environment, in which we operate, remains vulnerable, as reflected by the following economic conditions: (i) in its report on the World Economic Outlook of April 2024, the IMF projected a decrease of 2.8% in Argentina’s real GDP in 2024. Furthermore, the April 2024 report projects growth of 5.0% in Argentina’s real GDP during 2025; (ii) continued increases in public expenditures have resulted and could continue to result in fiscal deficit and affect economic growth; (iii) inflation remains high and may continue at those levels in the future; (iv) investment as a percentage of GDP remains low to sustain the growth rate of the past decades; (v) protests or strikes may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy; (vi) energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption; (vii) unemployment and informal employment remain high; and (viii) the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the new Argentine Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine Government that are designed to achieve these goals are not successful. These events could materially affect our financial condition and operational results or cause the market value of our ADSs and our common shares to decline. Also, the Argentine economy could be affected by a regional or global crisis. See “The Argentine economy is vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, on our operational results and financial condition”.

We cannot assure you that a decline in economic growth will not adversely affect our business, financial condition or operational results and cause the market value of our ADSs and our common shares to decline.

Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities

The Argentine government faces unique macroeconomic challenges, such as reducing the inflation rate, achieving commercial and fiscal surpluses, accumulating reserves, supporting the Peso, refinancing debt owed to private creditors and improving the competitiveness of local industry based on different factors that affect it.

The Argentine Government has historically exercised significant influence over the economy, and our Company operates in a highly regulated environment. In the recent past, the Argentine Government has directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls. Since we operate in a context in which the governing law and applicable regulations change frequently, in part as the result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.

On November 19, 2023, the second round of the general Argentine presidential elections took place and candidate Javier Milei was elected. Milei, a libertarian economist whose main economic, political and philosophical foundations rely on the protection of the rights of life, liberty and property, as well as principles of non-aggression, self-ownership and the fundamentals of free market, took office on December 10, 2023. After proposing a series of economic measures during his candidacy, including deregulation of the economy, free-market promotion, plans to dollarize the Argentine economy and close the Central Bank, one of his first immediate official actions was the further devaluation of the Peso by 54% against the U.S. dollar, which had a substantial impact on inflation and the Argentine economy (see “If high levels of inflation continue, the Argentine economy and our operational results could be adversely affected”). Furthermore, in the early days of his presidency, President Javier Milei announced various “shock” measures and policies, including the publication on December 21, 2023 of Decree 70/2023, which initiated a comprehensive series of measures designed to reform both the State and Argentine economy. The decree made various amendments in several areas, such as economic, labor, foreign trade, energy and legal policy, often with the goal of repealing relevant regulations. Additionally, significant adjustments were implemented in the Civil and Commercial Code (“CCCN”), mainly focused on foreign currency obligations, as well as easing of regulation of contracts and restrictions to judicial authority in contractual intervention.

The effectiveness of these and other amendments introduced by Decree 70/2023 are subject to congressional approval and potential legal challenges regarding their constitutionality. Although Decree No. 70/2023 became effective as of December 29, 2023, it remains under congressional and judicial review. As of the date of this report, the Decree No. 70/2023 was rejected by the Senate, pending its review by the House of Representatives (Cámara de Diputados), and numerous legal actions are underway questioning its constitutionality. Concurrently with Decree 70/2023, President Javier Milei submitted the “Omnibus Law” to the National Congress. The “Omnibus Law” is an extensive bill that includes liberal economic measures and a strong fiscal adjustment. The bill aims to deregulate the economy, modernize the state by reducing ministries and structures of the National Government, ease labor laws, and privatize state-owned companies. On February 6, 2024, the lower house sent back the Omnibus Law to a legislative committee for consideration due to a lack of consensus, marking a major setback for the bill. Later, in April 2024, the National Executive Branch sent a new Omnibus Law bill, which has a more limited scope than the original bill and a tax reform bill, to the National Congress. As of the date of this report, these bills have not been approved by the National Congress. Thus, the effectiveness and the impact of such measures on the future of the Argentine economy and politics remain uncertain.

Furthermore, after the elections, the political map of Argentina became diverse in terms of political representation. We cannot assure you that the reforms proposed by President Milei will be approved and sustained in the long term. Argentine courts have suspended certain articles of the Urgency Decree No. 70/202, particularly those related to labor matters that require companies to assume greater responsibility for the costs and risks associated with subcontracted labor and the calculation of salaries, severance payments, and social security contributions.

It is difficult to predict the social, political or economic impact of the measures that have been announced and implemented by the government to date, as well as any future measures, and/or the outcome of the ambitious deregulation scheme purported to be effected by means of Decree No. 70/2023, the aforementioned draft bill, and any other future measures. Such measures could affect our financial condition and the results of operations. Moreover, companies operating in Argentina may face risks such as strikes, social unrest, mandatory amendment of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims. We cannot guarantee that the Argentine economic, regulatory, social and political framework or the policies or measures that the Argentine Government adopts or may adopt will not adversely affect the market value of our ADSs, business, financial condition, and/or operational results, nor can we assert that they will be successful in correcting the energy production sector in Argentina.

Exchange rate volatility may adversely affect the Argentine economy

The Argentine Peso has been subject to significant devaluation against the U.S. Dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the BCRA, which have also shown significant fluctuations in recent years. As of April 24, 2024, the international reserves of the BCRA totaled U.S.$30,023 million. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 356.3% against the U.S. Dollar during the year ended December 31, 2023 (compared to 72.5%, 58.9% and 102.2% in the years ended December 31, 2022, 2021 and 2020, respectively). Fluctuations in the value of the Peso may also adversely affect the Argentine economy, the prices of our products, our financial condition and operational results. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.

On the other hand, a significant appreciation of the Argentine Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms and have a material adverse effect on our business, our operational results and our ability to repay our debt within the respective maturity dates and may affect the market value of our ADSs, as a result of the overall effects of the weakening of the Argentine economy.

If high levels of inflation continue, the Argentine economy and our operational results could be adversely affected

Historically, inflation has materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that allow growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. According to data published by the INDEC, CPI rates for January, February and March 2024 were 20.6%, 13.2% and 11.0%, respectively; rates for April, May, June, July, August, September, October, November and December 2023 were 8.4%, 7.8%, 6.0%, 6.3%, 12.4%, 12.7%, 8.3%, 12.8% and 25.5%, respectively. The National CPI variation was 211.4% in 2023, 94.8% in 2022 and 50.9% in 2021. Since the new administration took office, it has applied certain measures (see: “Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities”) in relation to price deregulations in food supplies, health insurances, communications, transport, electricity and gas tariffs and the price of gasoline that have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the CER, a currency index that is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. A continuing inflationary environment could undermine our operational results, adversely affect our ability to finance the working capital needs of our businesses on favorable terms and our operational results and cause the market value of our ADSs and our common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine Government to control and reduce inflation and the potential impact of those policies. An increase in inflation may adversely affect the Argentine economy, which in turn may have a negative impact in our financial condition and operational results.

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, operational results, financial condition, the value of our securities and our ability to meet our financial obligations. Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt in exchange offers in 2005, 2010 and 2020. Although Argentina managed to obtain a high level of acceptance by the bondholders in the 2020 restructuring, certain bondholders who did not accept the restructuring offers are still litigating against Argentina in different jurisdictions, including the United States.

On January 28, 2022, Argentina signed an agreement with the IMF (the “SAF Agreement”) to refinance indebtedness for more than U.S.$40 billion, which Argentina originally incurred with the IMF in 2018. Argentina and the IMF agreed on certain measures related to the reduction of public spending and subsidy rates, focused on the energy sector.

On September 19, 2022, IMF staff and the Argentine authorities reached an agreement on an updated macroeconomic framework and associated policies needed to complete the second review under the SAF Agreement.

A series of revisions to the agreement signed with the IMF have been made from October 2022 to July 2023, which allowed certain disbursements. At the same time, on August 22, 2023, the Ministry of Economy announced a new loan in the amount of U.S.$1.3 billion from the World Bank and the Inter-American Development Bank (IDB).

The SAF Agreement was halted due to a period of volatility in the foreign exchange and bond markets and certain measures were taken to correct earlier setbacks and rebuild credibility. On December 2023, the government of Javier Milei disbursed U.S.$900 million for the payment of maturities to the IMF. These funds were obtained through a loan granted by the Development Bank of Latin America and the Caribbean (CAF) totaling U.S.$960 million, which was approved by Decree No. 57/2023. On January 10, 2024, the IMF reached a technical agreement that is still pending approval of the IMF Board on the seventh review, enabling a disbursement of U.S.$4.7 million. Policies have been established by the new administration to restore macroeconomic stability, addressing current challenges of the Argentine economy, such as inflation, lack of reserves and currency depreciation. In this regard, the new administration has implemented a stabilization plan that includes fiscal measures, correction of price imbalances, strengthening of the Central Bank and support for the most vulnerable. It is important to mention that this money does not correspond to a new loan but to disbursements previously scheduled by the IMF for the first quarter of 2024.

Moreover, on October 28, 2022, the Ministry of Economy announced a new agreement with the Paris Club. Pursuant to this new agreement, the interest rate was improved from 9% to 3.9% in the first three installments, with a gradual increase to 4.5%.

Our company cannot predict how these agreements and the policies developed based on it will impact Argentina’s ability to access international capital markets (and indirectly our ability to access those markets), the Argentine economy, our economic and financial situation, our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products

Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans.

Despite the current administration’s intention to eliminate restrictions on accessing the foreign exchange market, certain restrictions in Argentina persist. See “Item 10. Additional Information. Exchange Controls”. These restrictions affect corporations’ ability to access the MLC to acquire foreign currency to transfer funds to other countries, service debt, make payments outside Argentina and other operations which require, in some cases, prior approval by the Central Bank. These restrictions may affect our operations and our expansions projects, as they require the import of services and goods for which payment may be restricted. The Argentine Government may impose or create further restrictions on the access to the MLC. In such a case, the ability of Argentine corporations to make payments outside Argentina and to comply with their obligations and duties may be affected.

In addition, as a result of the deepening of exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital market (such as MEP or “cash with liquidation”), was a gap of approximately 17% as of December 31, 2023. The Argentine Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency-denominated liabilities or even dollarize the economy, as the current President Milei has expressed during his presidential campaign.

Additional volatility, appreciation or depreciation of the Peso against the U.S. dollar or reduction of the Central Bank’s reserves because of currency intervention could adversely affect the Argentine economy and our ability to service our debt obligations and could affect the value of our ADSs and our common shares. We cannot assure you that the official exchange rate will not fluctuate significantly in the future. Despite the current administration’s intention to eliminate restrictions, there can be no assurances regarding future modifications to exchange controls or if they will be eliminated for the short or long term. In this regard, in the future, the Argentine Government may introduce new exchange controls and/or strengthen the existing ones, create restrictions on transfers to other countries, restrictions to capital movement or other measures in response to an eventual capital flight, further inflation or a significant depreciation in the Peso, measures that can, in turn, affect our ability to access the international capital markets.

We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect our businesses. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow, which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any limitations or restrictions on transferring funds abroad imposed by the government could undermine our ability to access international capital markets, pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency, to import certain products or goods that we use as inputs or affect in other ways our business and our operational results, or cause the market value of our ADSs and our common shares to decline.

Argentine public expenditure may generate negative consequences for the Argentine economy

Public expenditure has significantly increased throughout the last decade in Argentina. In the past, the Argentine Government adopted several measures to finance its high public expenditure, including, among others, using the resources of the Central Bank and the ANSES to fund its financial needs, and implementing an expansionary monetary policy that increased inflation levels.

According to statistical information published by the Ministry of Economy, in December 2022 a primary deficit of Ps. 502,128 million was recorded, thus closing 2022 with an accumulated primary deficit of Ps. 1,955,140.8 million (2.4% of GDP). In turn, in December 2023 a primary deficit of Ps. 1,991,216 million was recorded, thus closing 2023 with an accumulated primary deficit of Ps. 5,483,305.3 million ((2.9)% of GDP).

President Javier Milei has stated that it is the National Government’s intention to reduce public expenditure and achieve fiscal balance (zero deficit) by implementing various measures. These include reducing expenses in public works (by proposing a “private initiative system”), eliminating discretionary transfers to provinces (funds transferred by the national government outside of revenue sharing), cutting economic subsidies (for electricity, gas, or transportation), and advancing in the privatization of public companies. Additionally, through Decree No. 8/2023, President Milei aimed to modernize the state by reducing ministries and structures of the National Government.

As a result of the measures taken by the current administration, in December 2023, primary expenditure in the National Public Sector fell by 6.2% year-on-year in real terms. Moreover, the Ministry of Economy announced that the public sector obtained a financial surplus of Ps. 518 million and Ps. 338 million during January and February 2024, respectively, based mainly on the expenditure cuts implemented by the PEN.

However, the primary fiscal deficit may increase in the future if public expenditure increases at a faster rate than the Argentine Government’s revenues. A greater fiscal deficit may generate further complications for the Argentine Government’s ability to access the financial markets in the long term, and, at the same time, limit even more Argentine corporations’ access to those markets. See “Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.”

As of the date of this annual report, we cannot predict how the measures that the Argentine Government has applied and may continue to apply will impact the Argentine economy and, in turn, our business, our financial condition and the result of our operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 98 of 180 countries in the Transparency International’s 2023 Corruption Perceptions Index.

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

President Milei has promoted the creation of a prosecutor’s office to investigate the corruption of public officials, especially in cases of illicit enrichment and unjustified asset increases.

We cannot estimate the impact that the new measures of Javier Milei’s administration could have on the Argentine economy. Similarly, it is not possible to predict the duration of corruption investigations, nor which companies might be involved or how far-reaching the effects of these investigations might be, particularly in the energy sector, or if there will be any other future investigations in this or other industry, which may negatively impact the Argentine economy. In turn, the decrease in investor confidence resulting from any of these, among other issues, could have a significant adverse effect on the growth of the Argentine economy, which could, in turn, harm our business, financial condition and operational results and affect the trading price of our common shares and ADSs.

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

By virtue of Decree No. 70/2023, President Milei enacted a series of measures aimed at easing existing labor regulations and alleviating the labor burdens on employers.

Although the plans and first measures implemented by the new administration (see “Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities”) are aimed at reducing the involvement of the government in the private sector and, consequently, decreasing compliance expenses, we cannot assure that such measures will achieve their purpose and that, in the near or distant future, the Argentine Government will not enact measures that result in increases in the minimum salary and/or in benefits, compensation or other labor costs that employers must bear. Any salary increase and/or any other labor cost could result in higher costs and a decrease in the results of the Company’s operations. See “We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages, that could have a material adverse effect on our business”.

The Argentine Government has intervened in the electricity sector in the past, and may continue intervening to adopt, among others, measures in connection with tariffs on public services and there is no certainty regarding the effects that such measures will have on our business operations, financial condition or results of operations

Historically, the Argentine Government has exerted a significant influence on the economy, including the energy sector, and companies such as us that operate in this sector have done so in a highly regulated context that aims mainly at guaranteeing the supply of domestic demand.

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law No. 25,561 (the “Public Emergency Law”) and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector and tariffs on public services. Over the years, the energy sector was one of the sectors most affected by the economic policies that the Argentine Government adopted from the crisis of 2001 onwards. At that time, a freeze on natural gas and electricity rates was imposed, which disincentivized investments in the sector. The Argentine government tried to boost investment by subsidizing energy consumption, but these measures were ineffective and caused both oil and gas production and electricity generation, transmission and distribution to stagnate, while consumption continued to grow. The energy crisis led to a scarcity scenario. The National Government’s response was to increase energy imports, generating adverse consequences for the trade balance and the international reserves of the BCRA. These measures severely affected electricity generation, distribution and transmission companies. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

Despite the plans of the new administration to deregulate the economy and, hence, the energy market, we cannot assure you that such measures will correct problems in the generation, transportation and distribution of energy in Argentina. Similarly, we cannot assure you that certain other regulations or measures that may be adopted by the Argentine Government will not have a material adverse effect on our business and operational results or on the market value of our shares and ADSs or that the Argentine Government will not adopt further emergency legislation or other similar regulations in the future that may increase our obligations, including increased taxes, unfavorable alterations to our tariff structures or remuneration scheme and other regulatory obligations, compliance with which would increase our costs and may have a direct negative impact on our operational results and cause the market value of our ADSs and our common shares to decline.

The failure to adopt new measures could adversely affect the economic situation of Argentina and the business, financial condition and results of operations of the Company. We cannot guarantee that the Argentine Government will not adopt measures that would have an adverse effect on the Company’s business and/or that the measures adopted by the Argentine Government will be sufficient to normalize the energy market in Argentina.

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

Argentina’s economy is vulnerable to external shocks. For example, economic slowdowns, especially in Argentina’s major trading partners such as Brazil, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of commodities sold by Argentina and a significant devaluation of the Peso against the U.S. Dollar could harm Argentina’s competitiveness and affect its exports. In addition, international investors’ reactions to events occurring in one market may result in a “contagion” effect which could lead to an entire region or class of investment being disfavored by international investors. Additionally, financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide. See “A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business and operational results”.

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

In this sense, in Argentina, the natural gas supply may be affected, with negative effects on the energy generation, especially for industries. The shortage of natural gas may adversely affect our generation dispatch assets. While we do not have any material business or financial ties to Russia or Ukraine as part of our own business, the impact of higher energy prices and higher prices for certain goods and services resulting in higher inflation and disruptions to financial markets across the globe may impact our business in the future. Further escalation of such armed conflict could lead to supply disruptions and higher energy costs, among others, which could adversely affect our results of operations.

The Hamas-Israel war, continuing or escalating conflicts in the Middle East, and the presence of the United States and other armed forces in regions of conflict, may lead to further hostilities, world economic instability, uncertainty in global financial markets and may adversely affect our results of operations. Although during the Fernandez administration Argentina has maintained a neutral position towards the Hamas-Israel conflict, President Javier Milei has expressed his intention to include Hamas in the list of terrorist organizations. This could potentially have an impact on the political and economic relations with Middle Eastern countries, which are the main global oil producers.

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

The emergence and spread of a pandemic-level disease or threat to public health may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations

Global public health threats, such as Covid-19, influenza and other highly communicable diseases or viruses outbreaks, of which have from time to time occurred in various parts of the world, could adversely impact our operations, as well as the operations of our customers.

The Covid-19 pandemic has resulted in widespread adverse impacts on the global economy, causing severe global disruptions. The pandemic may continue to negatively economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments imposed quarantines and other emergency public health measures, and companies also took precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures that could be taken in the event of a global pandemic, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations.

The long-term effects on the global economy, Argentine economy and the Company of a global pandemic are difficult to assess or predict and may include a decline in market prices (including the market prices of our common shares), risks to employee health and safety, collapse in the demand for our products and reduced sales in the impacted geographic locations.

The occurrence of any of the foregoing events or other epidemics, or the increase of the severity or duration of the mentioned events or other epidemics could have a material adverse effect on our business, results of operations, cash flows and financial condition.

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business and operational results

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, capacity to access credit and international capital markets, financial condition and operational results, which is likely to be more severe on an emerging market economy, such as Argentina. See “Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects”. This occurred in numerous occasions, such as in 2008, when the global economic crisis resulted in a sharp economic decline in Argentina’s economic activity throughout 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

In 2020, a new global financial crisis began as a result of Covid-19. Similarly, in 2022, another crisis was triggered as a result of the military invasion of Ukraine by the Russian Federation, which had a strong impact on the world’s main stock exchanges and on the economic and trade relations of many countries. See “The Argentine economy is vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, on our operational results and financial condition”.

The effects of an economic crisis on our customers and on us cannot be predicted. Weak global and Local economic conditions could lead to reduced demand or lower prices for energy, hydrocarbons and related oil products and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on the demand for energy and, therefore, on our business, financial condition and operational results. The financial and economic situation in Argentina or in other countries, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business.

The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities

The commodities market is characterized by its volatility. Commodities exports have contributed significantly to the revenues of the Argentine Government. Subsequently, the Argentine economy has remained relatively dependent on the price of its exports (mainly soy). During 2018 and 2023, Argentina suffered huge droughts. The effects of the droughts in the agricultural sector caused significant economic problems for Argentina, with impacts in the soy and corn harvests that generated damages for the production section of approximately U.S.$ 6 billion in 2018 and of at least U.S.$ 10.4 billion in 2023.

A sustained decrease in the international price of the main commodities exported by Argentina, or any future climate event or condition may have an adverse effect on the agricultural sector, and therefore on the revenues of the Argentine Government and its capacity to comply with the payments of its public debt, eventually generating recessive or inflationary pressures, thus affecting our business, financial situation and the results of our operations.

Risks Relating to our Company

We operate a material portion of our business pursuant to public concessions granted by provincial and national governments, the revocation or termination of which would have a material adverse effect on our business

We conduct a material part of our businesses pursuant to public concessions granted by provincial and national governments in Argentina. These concessions contain several requirements regarding the operation of those businesses and compliance with laws and regulations. Compliance with our obligations under our concessions is, in certain cases, secured by a pledge of our shares in the concessionaires in favor of the governments. Accordingly, upon the occurrence of specified events of default under these concessions, the governments would be entitled to foreclose on its pledge of the concessionaire and sell our shares in that concessionaire to a third party. Such sale would have a severe negative impact on our ability to operate a material portion of our business, and as a result, our operational results would be materially adversely affected. Finally, our concessions also generally provide for termination in the case of insolvency or bankruptcy of the concessionaire. If any of our concessions are terminated or if the governments forecloses its pledge over the shares we own in any of our concessionaire companies, such companies could not continue to operate as a going concern, and in turn our consolidated operational results would be materially adversely affected and the market value of our shares and ADSs could decline.

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

We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages, that could have a material adverse effect on our business

The sectors in which we operate are generally unionized across the country. As of December 31, 2023, 52.33% of our workforce was represented by unions under collective bargaining agreements. Although our relations with trade unions have been historically stable, we cannot be sure that we will not experience work stoppages or disruptions in the future, which could have material adverse effects on our business and revenues. A primary reason for this is that our collective bargaining agreements are negotiated on an annual basis. As such, we are unable to guarantee the continuity of current terms and conditions in subsequent collective bargaining agreements, nor that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or are subject to strikes or work stoppages, our operations, financial condition and the market value of our shares and ADSs could be materially affected in an adverse way.

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

We conduct a portion of our operations through joint ventures and co-controlled companies, and our failure to continue such joint ventures and co-controlled companies or to settle any potential material disagreements with our partners could have a material adverse effect on the success of these operations

We conduct a portion of our operations through joint ventures and co-controlled companies and, as a result, the continuation of such joint ventures and co-controlled companies is vital to our continued success. In the event that any of our partners were to decide to terminate its relationship with us in any such joint venture or co-controlled companies or sell its interest in such joint venture, we may not be able to replace our partner or obtain the necessary financing to purchase our partner’s interest. Furthermore, in certain cases such as CITELEC, which holds a controlling interest of 52.65% in Transener and CIESA which has a controlling interest of 51% in TGS, we are not able to acquire our partners’ interests under applicable Argentine regulations. As a result, the failure to continue some of our joint ventures or co-controlled companies or to resolve any potential disagreement with our partners or to find new partners could adversely affect our ability to conduct the business that is the subject of such joint venture or co-controlled company, which would in turn negatively affect our financial condition and operational results and the market value of our shares and ADSs.

If we are not able to effectively hedge our currency risk in full and a devaluation of the Argentine Peso occurs, our results of operations and financial condition could be materially adversely affected

Our revenues are mainly collected in Argentine Pesos. Thus, we are exposed to an exchange rate risk of Peso-denominated trade receivables mainly related to the power generation segment’s spot market remuneration scheme established by SE Resolutions. For more information, see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”. Furthermore, a significant portion of our existing financial indebtedness is denominated in U.S. Dollars. If we are not able to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Argentine Peso, may have a material adverse effect on our financial condition and results of operations.

We are involved in various legal proceedings which could result in unfavorable rulings against us

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

Downgrades in our credit ratings could have negative effects on our funding costs and business operations

Credit ratings are assigned to us. The credit ratings are based on information furnished by us or obtained by the credit rating agencies from independent sources and are also influenced by the credit ratings of Argentine Government bonds and general views regarding the Argentine financial system. Argentina’s long-term debt denominated in foreign currency is currently rated as “Ca (Stable)” by Moody’s, “CCC (Stable)” by S&P and “C” by Fitch. On March 30, 2023, S&P also downgraded Argentina’s long-term foreign currency rating from “CCC+” to “CCC-”. Similarly, in June 13, 2023, Fitch affirmed the “CCC-” credit rating, arguing that a peso credit event of some sort remains a real possibility amid a highly uncertain macro outlook. We cannot guarantee that Argentina’s credit rating or rating outlook will not be downgraded in the future, which could have an adverse effect both on the rating and the market price of our ADS and our common shares.

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

Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, operational results and cash flows

We depend on the efficient and uninterrupted operation of internet-based data processing communication and information exchange platforms and networks, including administrative and business-related systems, such as Supervisory Control and Data Acquisition and DCS Software, Inc. Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our business, we have increasingly connected equipment and systems to the internet. Furthermore, we depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates. Due to the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents such as computer break-ins, fraud, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a cyber-attack, we could experience disruption of our business operations, fraud, property damage and stolen customer information; substantial loss of revenues, response costs and other financial loss; and increased regulation, litigation and damage to our reputation. Our power generation operations are partially connected to the manufacturer systems for maintenance and control purposes. An attack on such third parties may affect our operations and information.

In 2023, we carried out the following measures: (i) for the seventh consecutive year, an annual cybersecurity training plan for all of our employees with the aim of deepening awareness and learning regarding risks, threats and good practices in information security, where different interactive initiatives were carried out in relation to risks, threats and good practices in security matters; (ii) disaster recovery plans for both the administrative and control environments, in order to be prepared and recover operations in the event of disasters that could put the normal operation of the Company on hold; and (iii) the development of a process for the management of security incidents in order to identify, manage, record and analyze security threats or incidents that occur in the organization. Through these measures, the Company seeks to offer a solid and complete vision of any cybersecurity problem in both administrative and control environments.

During 2023, we were the target of different cybersecurity threats, but they did not result in a significant loss or a negative impact on our operations since no attack attempt achieved its objective due to the measures implemented by the Company. The Company's risk and exposure to these events cannot be fully calculated or mitigated due, among other things, to the evolution and nature of these threats.

In addition, while we have not experienced any significant loss related to cybersecurity events, contingency plans in place may not be sufficient to cover liabilities associated with any such events and therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures to prevent disruption resulting from, and counteract the negative effects of, cybersecurity incidents, it is possible that not all of our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk for us and a cyber-attack (either targeting us or third-party infrastructure) could adversely affect our business, operational results and financial condition.

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

We may be unable to collect payments of amounts due, or to collect them in a timely manner, from customers, CAMMESA, ENARSA, the Argentine Government and other customers

As electricity generators, fuel producers and in our petrochemical business, we receive payments from our customers, CAMMESA, ENARSA and the Argentine Government. These payments could be altered and/or delayed.

We collect funds from CAMMESA for energy and capacity sold on the spot market, as well as under PPAs. CAMMESA, in turn, supplies this energy to the distributors, who must make payments to CAMMESA for the electricity provided and are currently indebted to CAMMESA for substantial sums owed for the energy supplied.

Accordingly, payments to generators should be settled within 42 days from the end of each month; however, recent years have seen such payments delayed with an annual average delay of 70 days. As of the date of this report, CAMMESA maintains a debt with the Company amounting to Ps. 133,191,236,814[1], with transactions from December 2023 totaling Ps. 38,907,909,098, transactions from January 2024 totaling Ps. 43,965,580,313, and transactions from February 2024 totaling Ps. 50,317,747,401, all of which are overdue and pending payment. Although, as of the date of this annual report, we have sufficient solvency to meet our operational and financial obligations, the extended duration of the aforementioned delay could potentially have an adverse effect on our financial position and operational results.

Regarding direct contracts with customers, the possibility to agree or renew contracts in the MAT was suspended, except for the Energy Plus and MAT ER programs. Therefore revenues of generators depend mostly on payments received from CAMMESA.

Finally, our generation units, which sell their production under the Energy Plus regime and MAT ER, primarily collect revenues from WEM Large Users.

[1] Includes accrued interests up to April 22, 2024.

We cannot assure you that measures aimed to reduce the debt of distributors will be implemented, that CAMMESA will be able to pay generators or that the WEM Large Users will comply with their payment obligations.

Furthermore, we have participated and continue to participate in programs aimed at promoting or incentivizing natural gas instrumented production by the Argentine Government to achieve self-sufficiency and, in turn, generate higher levels of activity, investment, and employment in the national natural gas sector. See “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

Under these programs, we have entered into natural gas supply contracts with CAMMESA (which supplies this fuel to electricity market generators) and ENARSA, receiving payments from both as consideration for the supplied gas, and a portion from the Argentine Government as subsidies for the gas. Currently, payments due from both CAMMESA and ENARSA, as well as from the Argentine Government, are significantly delayed.

We cannot guarantee whether CAMMESA, ENARSA, and the Argentine Government will continue with such payment delays, or if they could be altered in any way or if any other of our customers could delay or alter their payments to us. Such delays or modifications could negatively affect our operational results, revenues, investment plans and financial position, including our ability to pay our debts when due and, consequently, the market value of our shares and ADS.

Certain of our outstanding financial indebtedness includes bankruptcy, reorganization proceedings and expropriation events of default and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the relevant indebtedness and require us to immediately repay all such accelerated indebtedness. In addition, a significant part of our outstanding financial indebtedness includes certain events of default related to bankruptcy and voluntary reorganization proceedings (“concurso preventivo”). If we are not able to comply with certain payment obligations as a result of our financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, including us, would be qualified to file for bankruptcy, or we would be able to file for a voluntary reorganization proceeding (“concurso preventivo”). In addition, certain of our outstanding financial indebtedness also includes cross-default or cross-acceleration provisions that could cause all of our indebtedness to be accelerated if the indebtedness including the expropriation or bankruptcy or reorganization proceeding events of default goes into default or is accelerated. In such case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but if those waivers are not timely obtained and an immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our operational results and cause the market value of our ADSs to decline.

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

Our businesses are subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual commitments and thus adversely affect our business and financial performance

Our power generation facilities, pipelines and hydrocarbon blocks or the third-party fuel transportation or power transmission infrastructure that we rely on may be damaged by flooding, fires, earthquakes and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs not otherwise covered by business interruption insurance clauses. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts and are subject to caps per event. In addition, any of these events could cause adverse effects on the demand of some of our customers and of consumers generally in the affected market. Some of these considerations could have a material adverse effect on our business, financial condition and our result of operations.

Additionally, our facilities are subject to the risk of mechanical or electrical failures and may experience periods of unavailability affecting our ability to fulfill our contractual commitments, such as during the general blackout suffered in June 2019. Any unplanned unavailability of our facilities may adversely affect our financial condition or operational results and our ability to fulfill our contractual commitments, so we could be subject to fines and penalties. Although our power generation and transmission units did not suffer any damage, we cannot guarantee that any other event in the Argentine grid would not affect our units and consequently their availability to fulfill our contractual commitments and our operational results.

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

The national antitrust authorities could decide not to approve the acquisition of the CTEB and/or the acquisition of the stake in the Rincón de Aranda block

In 2019, Pampa and YPF were jointly awarded the National and International Public Bid No. CTEB 02/2019, which was launched through Resolution No. 160/19 of the Secretary of Government of Energy, regarding the sale and transfer by IEASA of the goodwill of the CTEB (the “CTB Transaction”). The transaction closed on June 26, 2019.

In 2023, the Company acquired additional participation rights in the Rincon de Aranda block. See “Relevant Event–- Acquisition of participating interest and granting of CENCH in Rincón de Aranda”.

As of the date of this annual report, neither the CTB Transaction nor the acquisition of Rincón de Aranda block have been approved by the national antitrust authorities. In the event that the CTB Transaction and/or the acquisition of our participation in the Rincón de Aranda block are not approved, the business, the financial situation and the results of the operations of the Company could be substantially and adversely affected. Further, the Company could even be forced to reverse and unwind such transactions and undo all their effects.

We continue evaluating investment projects to expand our activity, which could imply an increase in our indebtedness

We have entered into or could enter into credit facilities and have incurred or will incur other forms of indebtedness, including for investment projects. Leveraged assets are more sensitive to declines in revenues, increases in expenses and interest rates, and adverse economic, market and industry developments. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to make investments, and other operating restrictions that could adversely impact our ability to conduct our business.

Some of our subsidiaries’ investment projects could be guaranteed by Pampa, resulting in the incurrence of additional guaranteed debt and causing us to become liable for such obligations. Therefore, if we declare bankruptcy or are liquidated, the guaranteed lenders will have priority over the claims for payment of our notes to the extent of the assets that constitute their guarantee.

Furthermore, if such subsidiaries are unable or fail to pay any of their indebtedness in respect of which our Company has provided a guarantee, we may be required to pay all amounts due under such indebtedness, which may affect our financial health and make us more vulnerable to adverse economic conditions. If assets remain after the payment of the guaranteed lenders, those assets could be insufficient to satisfy the credits of the holders of our corporate bonds and other unsecured debt, as well as the credits of other general creditors who will be entitled to participate pro rata with the holders of our corporate bonds.

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

Federal, state or local governmental authorities in various countries have proposed, and are likely to continue to propose, legislative and regulatory initiatives regarding the management of sustainability- or environmental, social and governance (“ESG”) -related topics, or disclosures on such matters. Various countries and regions are following different approaches to the regulation of climate change and other ESG matters and disclosure of related information, which could increase the complexity of, and potential cost related to complying with, such regulations. On March 6, the SEC issued its long-awaited final rules on climate disclosures. Despite the administrative say granted on March 15, 2024, by the US Court of Appeals for the Fifth Circuit, we may be subject to the disclosure requirements of the SEC’s climate disclosure proposal, among other regulations or requirements; these regulations and requirements may not entirely align and thus require us to duplicate certain or make different efforts or use different reporting methodologies in order to comply with each jurisdictions’ requirements. Separately, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims including, but not limited to, the use of “sustainable,” “eco-friendly,” “organic,” “recyclable” or similar language in product marketing. Any of the foregoing may require us to make additional investments in facilities and equipment, may require us to incur additional costs for the collection of data and/or preparation of disclosures and associated internal controls for same, may impact the availability and cost of key raw materials used in the production of our products or the demand for our products, and, in turn, may adversely impact our business, operating results and financial condition.

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

Risks Relating to Our Businesses

Risks Relating to Our Generation Business

There are electricity transmission constraints in Argentina that may prevent us from dispatch, which could materially adversely affect the financial results of our generation business

During certain times of the year, more electricity can be generated than can be transmitted. Consequently, our dispatch may be affected. Moreover, if our renewable energy projects cannot achieve dispatch priority, we may face energy sale curtailments. We cannot make any assurance that required investments will be made to increase the capacity of the transmission system. As a result of lower dispatch, our generation business may record lower operating profits than we anticipate, which could adversely affect our consolidated operational results and financial condition and the market value of our shares and ADSs. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

We could be adversely affected by sudden increases in energy demand given current levels of power generation and difficulty in increasing the capacity of transmission and distribution companies in the short or medium term

Until 2016, the increase in electricity demand was greater than the structural increase in electricity generation, transmission and distribution capacities, which led to power shortages and disruptions, on certain occasions. A sustained increase in electricity demand could generate future shortages. In addition, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. Although there were several investments in generation during the following years, which increased the installed capacity, the highest density of investments was concentrated in the Greater Buenos Aires area. It is still necessary to make several investments in the transmission and distribution system to guarantee the delivery of electricity to the users and reduce the frequency of interruptions.

The dispatch of electricity by generators could be substantially and adversely affected since the transmission line may lack sufficient capacity to transport the output of all connected power plants. As a result, our operational results could be affected, as well as our financial condition.

We cannot guarantee that we will not experience a lack of dispatch from our units or government intervention could not adversely affect our business’ financial condition and operational results and cause the market value of our ADSs and our common shares to decline.

Changes in certain regulations may require the adjustment of the facilities of our power plants that may require new investments or may affect the dispatch of our generators

Certain regulations, particularly those related to the environment (e.g. emissions limits, prohibitions to use certain consumables or materials, etc.) and public safety (e.g. public roads and railway crossings), may vary from time to time, which may require adjustment and work on our power plants. We cannot assure you that these kind of measures or any future measure will not lead to us record lower revenues and operational results as a result of the new investments or lack of availability or dispatch until such investments are made.

Additionally, pursuant to Note No. 5,129/13, the former SE instructed CAMMESA to optimize the dispatch of WEM’s generators according to the available fuels and their actual costs. On the other hand, the new dispatch scheme established as a consequence of Plan Gas.Ar may also affect the dispatch and variable income of our power plants. This new dispatch scheme divides the dispatch of thermal generators in five categories according to the source of the natural gas supply and modifies the previous cost-based dispatch. Consequently, our power plants dispatch may be affected. We cannot make any assurance that required investments will be made to increase the capacity of the transmission system. Such modifications or any other modifications or any other measures may result in a lower dispatch of our generators, and our generation business may record lower operating profits than we anticipate and, in turn, such modifications could adversely affect our operational results and financial conditions. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

New measures encouraging renewable energy generation projects may affect our generation sales

Law No. 27,191 was enacted on October 15, 2015, determining, among other things, that by December 31, 2025, 20% of the total domestic energy demand must be sourced from renewable energy sources. In order to meet such goal, the statute required wholesale users and CAMMESA to cover their respective portion of domestic energy demand with renewable sources of energy at 8% by December 31, 2017. The percentage of domestic energy demand required to be covered by renewable energy increases every two years, reaching 20% by 2025. The statute also includes tax and other benefits for new renewable energy projects. As of December 31, 2023, 14% of the domestic energy demand was covered by renewable sources of energy.

Additionally, under Resolution 281/2017 the ME&M regulated the contracts for energy of renewable sources among WEM agents. Such resolution allows GUMA and GUME to purchase their total energy demand from a generator of renewable sources that made an investment in generation (see “Item 4. Our Generation Business—Renewable Energy”). However, we cannot make any assurances that the implementation of this law and its regulation will not affect our generation sales, particularly sales under the Energy Plus regime, which, in turn, could adversely affect our operational results and financial condition.

Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas (and other fuels), and fluctuations in the supply or price of gas could materially adversely affect our operational results

The supply or price of gas used in our generation business has been and may from time to time continue to be affected by, among others, the availability of gas in Argentina, our ability to enter into contracts with local gas producers and gas transportation companies, and the need to import a larger amount of gas at a higher price than the price applicable to domestic supply in the event of a shortage in domestic production. In addition, in December 2023, through Decree No. 55/23, the Argentine Government declared the emergency of the National Energy Sector regarding generation, transportation and distribution of electric power, as well as transportation and distribution of natural gas. The emergency and its associated actions will be in force until December 31, 2024.

Several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity. If we are unable to purchase gas at prices that are favorable to us, if the supply of gas is reduced or if CAMMESA does not provide gas to our generation facilities, our costs could increase or our ability to profitably operate our generation facilities could be impaired. Moreover, WEM supply agreements under Energía Plus and SEE Resolution 287/17 also require that the generator covers its fuel supply. Although our generators have recently agreed to assign their natural gas supply to cover such obligations to CAMMESA, such assignment might terminate and, consequently, if we cannot guarantee our fuel supply, penalties under such supply agreements may apply, which, together with a lower production of the relevant generation units, could adversely affect our operational results. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

Any disruption or inability to acquire the necessary fuels for our generation business could, in turn, materially adversely affect our operational results and financial condition and the market value of our ADSs.

Penalties may be applied under our energy supply agreements with CAMMESA, which may adversely affect the revenues derived from such contracts or from our generation units

We have executed several energy supply agreements with CAMMESA in which a breach of our commitments allows CAMMESA to apply penalties to us that may adversely affect the revenues derived from such contracts, such as: (i) a breach of the availability commitments set forth in our WEM supply agreements under SE Resolution No. 220/2007, SEE Resolution No. 21/2016, SEE Resolution 287/17 and SE Resolution 59/23 allows CAMMESA to apply penalties to us that may adversely impact the revenues derived from such agreement, which in turn may adversely affect our results or reduce the capacity payments under the relevant PPA; (ii) a breach of the energy delivery commitments set forth in PEA’s PPA allows CAMMESA to apply penalties that may adversely impact the revenues derived from such agreements and, ultimately, result in the obligation to sell the assets involved in the operation of the wind farm, which in turn may adversely affect our results; and (iii) a breach of PEPE VI’s Expansion Project obligations to enter into commercial operations by the committed date in the process for obtaining the priority dispatch as established in Resolution ME&M No. 281-E/17 may result in (x) the loss of the priority dispatch with no claim for the payments made in consideration of such priority or (y) an increase in the amounts to be paid to maintain such priority. See “Item 4. Our Generation Business—Renewable Energy” and “Electricity Regulatory Framework”.

Penalties and or other sanctions may be applied for breaches to applicable regulation or for not having in a timely manner the required permits for the operation of our generation units and authorizations for new power generation, which may adversely affect the availability and revenues derived from our generation units and delay the estimated entry into commercial operations of new projects

Our generation units are subject to an extensive regulation from local, provincial and national authorities. A breach to such regulation or to obtain and keep in a timely manner the relevant permits and authorizations may result in fines and other sanctions which could affect our operational results if they were to be imposed.

Also, our expansion projects require several permits and authorizations to be obtained at scheduled dates in order to accomplish entry into commercial operations at the estimated dates. We have recently experienced several delays from relevant authorities in the issuance of such permits and authorizations.

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

A breach to our energy supply agreements with CAMMESA and/or WEM Large Users may cause penalties and, ultimately, the termination of such agreements, which could adversely affect our operational results

A breach of certain conditions set forth in the PPAs, such as those under SE Resolution No. 220/2007, SEE Resolution No. 21/2016, SEE Resolution No. 287/17 and PEA’s PPA, may cause the early termination of such agreements if the generator loses its authorization to act as a generator in the WEM, initiates bankruptcy procedures, suffers judicial intervention or certain other events happen, which could adversely affect our operational results. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

Moreover, in the agreements with WEM Large Users, a breach to certain conditions may cause the early termination of such agreements or the application of penalties if: (i) the generator loses its authorization to act as a generator in the WEM, initiates bankruptcy procedures, suffers judicial intervention, or certain other events occur, which could adversely affect our operational results; or (ii) the generator does not meet the energy committed as DoP set forth in the agreements.

Revenues from our wind farms depend on meteorological conditions and the ability to contract the energy to be produced by the wind farms to WEM Large Users

Our wind farm’s energy generation depends on the prevailing meteorological conditions. Meteorological conditions that result in lower winds could lead to a breach of our sales commitments with CAMMESA (in the case of PEA) and WEM Large Users (PEPE II, PEPE III, PEPE IV and PEPE VI). Such breach could lead, in turn, to the application of penalties in favor of our clients (such penalties differ based on the type of contract executed with each project client).

Moreover, PEPE II, PEPE III, PEPE IV and PEPE VI depend on their ability to have their estimated energy generation fully contracted with WEM Large Users and for each project to maintain its priority dispatch. If a project loses its priority dispatch, its ability to contract its energy generation could be impaired. Moreover, if the energy generation is not contracted with WEM Large Users, then such energy will be remunerated according to SE Resolution 9/24 (as amended), which establishes lower prices. The ability to contract the projects’ energy generation may also be impaired by regulatory measures taken by CAMMESA or the relevant authorities. For example, measures that affect WEM Large Users to exit the “Group Purchase Mechanism” (Mecanismo de Compra Conjunta), a mechanism by means of which WEM Large Users may comply with their statutory obligations to purchase renewable energy from CAMMESA, would result in lower demand for renewable energy from MAT ER projects and, therefore, potentially affect our operational results.

Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our operational results

Prevailing hydrological conditions could adversely affect the operations of our hydroelectric generation plants owned by HINISA, HIDISA and HPPL, in several ways which we cannot fully predict. Hydrological conditions since 2006, the year in which our units recorded the greatest intake to date, have been poor. The worst conditions were registered in 2014, in which the water intake at HINISA and HIDISA available for electricity generation was 62% and 64% lower, respectively, as compared to 2006. A prolonged continuation of poor conditions could force the Argentine Government to focus its generation efforts on the use of other sources of electricity generation. In the event of electricity shortages, the Argentine Government could mandate the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption; the Argentine Government could also mandate increased production from thermal plants that use fossil fuels as their generation sources and preserve the available water resources for future electricity generation. Although such a shift in production could benefit our thermal generation plants, it would negatively affect our hydroelectric plants, and any mandated reduction in electricity generation or consumption could reduce revenues in our generation business and lead to a decline in our consolidated operational results, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

Moreover, in a case where the water level of the dams of our hydroelectric facilities decreases to the minimums established in the applicable concession contract, the local water authority (i.e., the Province of Mendoza and the Interjurisdictional Authority (“Autoridad Interjurisdiccional de Cuenca” or “AIC”) would gain control of the amount of water that may be dispatched in order to assure the continuity of other water uses, such as human consumption and irrigation.

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

We may not be able to extend the term of the concession agreements for HINISA and/ or HIDISA

On March 10, 2022, the SE issued Resolution No. 130/22 creating a team to analyze the situation of the hydroelectric concessions that are due to terminate in the following years, including HIDISA and HINISA, whose end of concession is expected to occur in 2024.

During 2022 and 2023, we have responded to different requests from the team but it has not yet issued a report on HIDISA and HINISA’s concession. We cannot assure the conclusions of such analysis, and if it will not result in the imposition of fines or other penalties. To the date of this report, the continuation of our concession in HINISA and/or HIDISA remains uncertain, and we cannot assure if it will be extended or not, and, if extended, the terms of such extension.

In the case of HPPL, the concession is expected to expire in the year 2029. We cannot assure that, when the concession expires, we will be able to renew such concession.

Moreover, we cannot assure you that in the process of termination of such agreements, we may not be required to incur extra costs and or investments, which would have an adverse effect on our operational results.

We could be exposed to third-party claims on real property where CPB is located that could result in the imposition of significant damages, for which we have not established a provision in our consolidated financial statements for potential losses

At the time of CPB’s privatization in 1997, the Province of Buenos Aires agreed to expropriate and transfer to CPB the real property on which the plant was built and to create administrative easements in our favor over the third-party lands through which a gas pipeline and an electricity transmission line run. Although the Province of Buenos Aires is in the process of expropriating the property on which the plant is built, as of the date of this annual report, it had not transferred all of the real property with clear and marketable title to us. In addition, the Province of Buenos Aires has not created the administrative easements for CPB’s gas pipeline or the electricity transmission line. In July 2008, we sued the Province of Buenos Aires seeking the creation of the administrative easements in our favor. We have received several complaint letters from third parties seeking compensation for the use of this land. If the Province does not complete the expropriation process or the administrative easement process, we may be exposed to judicial claims by third parties seeking compensation or damages for which we have not established a provision in our consolidated financial statements. If we were required to pay material damages or compensation for the right to use this real property as a result of adverse outcomes from legal proceedings, we could be required to use cash from operations to cover such costs, which could have a materially adverse effect on our financial condition and consolidated operational results and cause the market value of our ADSs to decline. This risk extends to our thermal generation plant CTIW which is constructed on CPB’s real property.

Our profits may be affected by our failure to fulfill the requirements of the Energy Plus Program or by the modification or the cancellation of such program

If we do not comply with the requirements of the Energy Plus Program (SE Resolution No. 1281/2006) or if such program is modified or canceled, the non-compliant party would have to sell the production on the spot market, and also, eventually, under the remuneration scheme applicable to the spot market, which could affect our revenues. In October 2015, CAMMESA issued Note No. B-102407-4, pursuant to which it mandated us to sell our uncommitted production under the Energy Plus Program to the spot market under the price scheme established by SE Resolution No. 482/2015 (currently SE Resolution 9/2024).

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

The guarantees granted by us to our affiliates could be enforced, which could have an adverse effect on results of our operations

The Company has guaranteed the fulfillment of payment and commercial obligations of some of its affiliates. In the event that the affiliates do not comply with the obligations assumed, the guarantees granted by the Company could be enforced in accordance with their terms and conditions.

As of the date of this annual report, no breaches have occurred that triggered the guarantees, but we cannot assure you that they will not occur in the future. Such breaches may have an adverse effect on our operational results.

Our energy projects may not perform as expected, which may adversely affect our business and financial condition

Our energy projects and other operating assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Equipment failure at our assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. This could be on a large scale, such as the failure of a wind turbine or on a small scale, such as equipment catching on fire. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties as well as reputational harm.

In addition, certain defects may be detected on the wind turbines used in our energy projects, that could potentially affect their effectiveness and generation capacity and, in turn may affect the operations of our wind farms. These defects could eventually affect our wind farm operations and have an adverse effect in the compliance of their energy supply agreements and, ultimately, on the business, our financial condition, operational results or our ability to pay our debts. While our projects meet rigorous quality standards, there can be no assurance that such projects will not experience operational process or product failures and other problems, including as a result of outdated technology, or through manufacturing or design defects, process or other failures of contractors or third-party suppliers, cyber-attacks or other intentional acts that could result in potential product, safety, regulatory or environmental risks.

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

If in the future we are not in a position to renew our PPAs or execute new PPAs, or if such PPAs are unilaterally modified or resolved, or if any other measures are adopted by the Argentine Government in relation to the PPAs or the energy sector in general, our results of operations and financial condition could be materially adversely affected

We have executed several energy supply agreements with CAMMESA under SE Resolution No. 220/2007, SEE Resolution No. 21/2016, SEE Resolution 287/17 and Renovar Programs. In 2021 and 2022, three PPAs expired and were not renewed. Consequently, energy not committed under sales contracts with CAMMESA will be remunerated at the Spot market, currently, under SE Resolution No. 9/24. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

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

Electricity demand may be affected by price increases, which could lead power generators to record lower revenues

Since 2002, electricity demand in Argentina has grown significantly, driven mainly by the relatively low cost, in real terms, of electricity for consumers due to subsidies from the Argentine Government.

The new administration (for more information see: “Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities”) has stated that one of its main goals is to reduce public expenditure, applying a zero deficit policy. This may result in electricity subsidy cuts and, consequently, tariffs increases. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

We cannot guarantee that the measures or regulations adopted in the future by the Argentine Government in relation to tariffs could not have a significant adverse effect on our business, our operational results and our financial situation, or that a new public emergency law will not be sanctioned in the future. We cannot assure you that the regulatory obligations to which the Company is subject will not be further increased, including, but not limited to, higher taxes, unfavorable alterations in rate structures and other regulatory obligations, compliance with which could increase our costs and have a direct negative impact on the results of our operations and our financial condition.

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

Risks Relating to our Oil and Gas Business

Oil and gas companies have been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework

Since December 2011, the Argentine Government has adopted from time to time a number of measures concerning the repatriation of funds obtained from oil and gas exportation and charges applicable to the production of liquid gas, which has affected the oil and gas business. Beginning in April 2012, the Argentine Government provided for the nationalization of YPF and imposed major changes to the system under which oil companies operate, principally through Law No. 26,741, Decree No. 1277/2012 and Law No. 27,007. Further changes in such regulations may increase the adverse effect of such measures on the business, revenues and our result of operations and financial condition. Furthermore, the new administration of the Argentine Government has recently shown interest in including ENARSA in privatization processes.

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

Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our operational results and financial condition

A significant amount of our revenue is derived from crude oil, oil products and natural gas sales. Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly the Middle East; the ability of the Organization of Petroleum Exporting Countries and other crude oil-producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil, gas and related products; competition from other energy sources; domestic and foreign government regulations; weather conditions; storage capacity and global and local conflicts or acts of terrorism. We have no control over these factors. Although crude oil prices had maintained an increasing trend in recent years, at the beginning of 2020 the conflict between Saudi Arabia and Russia, which was magnified with the effects of the global crisis caused by Covid-19, resulted in a collapse of crude oil prices. Recently, due to the conflict between Russia and Ukraine, and the fact that Russia is the second largest oil exporter in the world and the largest producer of natural gas, world oil prices jumped over U.S.$110 per barrel, and the cost of natural gas reached a new record high in Europe. During 2023, oil and gas prices remained stable.

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

Export duties and import regulations on our products negatively affected the profitability of our operations

On August 22, 2018, the Argentine Government issued a new Natural Gas Exportation Procedure regulating the process to obtain the authorizations needed to export natural gas. Afterwards, on September 4, 2018, the Argentine Government published Decree No. 793/2018 which imposed an exportation duty on several goods including natural gas until December 31, 2020. The exports duty consists of a Ps. 4 tax on every U.S.$1.00 worth of exports, with a maximum tax rate of 12% on the value of exports. Thereafter, the Social Solidarity and Productive Reactivation Law modified the prior exportation duties for hydrocarbons that are commercialized in the external market. Additionally, since the effective date of the Decree No. 488/20 (Barril Criollo), exports of oil, natural gas and liquefied gas have been exempted from export duties as long as the price of Brent published by the SE at the close of each month was equal to or lower than U.S.$45/bbl. However, the export duty rate was subject to a gradual increase up to 8% as the reference price rose, which rate was to be applied if the price was equal to or higher than U.S.$60/bbl. On April 27, 2021, through Resolution No. 360/2021, the SE created a new natural gas exportation procedure regulating the procedure for obtaining natural gas export authorizations. This exportation procedure was later modified by SE Resolution No. 774/2022. See “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

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

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other economic factors that are beyond our control. Historically, factors affecting the prices of oil and natural gas include:

•	changes in the supply of and demand for hydrocarbons, which are affected by general economic and business conditions;
•	the costs of exploring for, producing, and delivering oil and gas;
•	the ability or willingness of the Organization of Petroleum Exporting Countries (“OPEC”) and the expanded alliance known as OPEC+ to set and maintain production levels for oil;
•	the level of oil and gas exploration and production activity;
•	the level of excess production capacity;
•	the level of refining and storage capacity;
•	the level of oil and gas inventories;
•	access to potential resources;
•	political and economic uncertainty and geopolitical unrest;
•	governmental laws, policies, regulations, subsidies, and other actions, including initiatives to promote the use of renewable energy sources;
•	speculation as to the future price of oil and the speculative trading of oil and gas futures contracts;
•	technological advances affecting energy consumption; and
•	extreme weather conditions, natural disasters, and public health or similar issues, such as pandemics and epidemics.

Limits on exports and imports of hydrocarbons and related oil products have affected and may continue to affect our operational results

In recent periods, the Argentine Government has introduced a series of measures limiting exports and imports of hydrocarbons and related oil products, which have prevented oil and gas companies from benefiting from the prices of these commodities in the international markets, and materially affected the competitiveness and operational results of those companies. Pursuant to the gas exportations regime approved by SE Resolution No. 774/2022, gas exportations are authorized in the Neuquina and Austral basin (i) during the non-winter season (between October 2023 and April 2024) for up to 9 MM m3/d in the Neuquén basin and for 2 MM m3 / day in the Austral basin; and (ii) during the winter season for up to 3 MM m3/d in the Neuquén basin. See “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

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

Oil and gas activities are subject to significant economic, environmental and operational risks

Oil and gas exploration and production activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as production, equipment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. If these risks materialize, we may suffer substantial operational losses or disruptions in our operations. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are considered.

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

Our estimated oil and gas reserves are based on assumptions that may prove inaccurate

We estimate our oil and gas reserves at least once a year. Our oil and gas reserves estimation as of December 31, 2023 was audited by Gaffney, Cline & Associates, as the Independent Reserves Engineers Firm, based on in its year-end Reserves Report. Although classified as “proved reserves,” the reserves estimates set forth in the Reserves Report are based on certain assumptions that may prove inaccurate. The Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to the guidelines described in the Reserves Report, future expenditures and other economic assumptions (including interests, royalties and taxes) provided by us.

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

Oil and gas reserves engineering is a subjective process of estimating accumulations of oil and gas that cannot be measured in an exact way and estimates of other engineers may differ materially from those set out in this annual report. Numerous assumptions and uncertainties are inherent in estimating quantities of proved oil and gas reserves, including projecting future rates of production, timing and amounts of development expenditures and prices of oil and gas, many of which are beyond our control. Results of drilling, testing and production after the date of the estimate may require revisions to be made. The estimate of our oil and gas reserves would be impacted if, for example, we were unable to sell the oil and natural gas we produced. Accordingly, reserves estimates are often materially different from the quantities of oil and gas that are ultimately recovered, and if such recovered quantities are substantially lower than the initial reserves estimate, this could have a material adverse impact on our operational results. See “Item 4. Our Oil and Gas Business—Reserves”.

We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves

The Argentine oil and gas industry is extremely competitive. When we bid for exploration or exploitation rights with respect to a hydrocarbon block, we face significant competition not only from private companies, but also from national or provincial public companies. In fact, the provinces of La Pampa, Neuquén and Chubut have formed companies to carry out oil and gas activities on behalf of their respective provincial governments. The state-owned energy companies ENARSA, YPF and other provincial companies (such as G&P and Empresa de Desarrollo Hidrocarburífero Provincial S.A.) are also highly competitive in the Argentine oil and gas market. As a result, we cannot assure you that we will be able to acquire new exploratory acreage or oil and gas reserves in the future, which could negatively affect our financial condition and operational results. There can be no assurance that the participation of ENARSA or YPF (or any province-owned company) in the bidding processes for new oil and gas concessions will not influence market forces in such a manner that could have an adverse effect on our financial condition and operational results.

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

Limitations on local pricing in Argentina may adversely affect our operational results

In recent years, due to regulatory, economic and government policy factors, domestic crude oil, gasoline, diesel and other fuel prices have differed substantially from the prices for such products prevailing on the international and regional markets, and the ability to increase or maintain prices to adjust to international price or domestic cost variations has been limited. For example, in 2020, Decree No. 488/2020 (Barril Criollo) set forth that the barrel price of any crude oil deliveries made in the domestic market up to December 31, 2020 had to be invoiced by producers and paid by refiners and traders, using the price of U.S.$45/bbl as a reference for Medanito crude oil. August 28, 2020 was the tenth consecutive day when Brent average price exceeded U.S.$45/bbl, and as a result the decree ceased to be effective on that date. See “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

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

We are exposed to contractions in the crude oil and natural gas demand and to contractions in the demand for any of their by-products

Crude oil and natural gas demand are highly influenced by economic activity and growth locally and globally. While demand increased in the past, it has also experienced significant contraction and is subject to future volatility. Crude oil by-products demand may also contract under certain conditions, particularly during economic downturns. According to the latest OPEC estimates, global demand for crude oil is expected to increase by 2.25 million barrels per day during 2024.

A further contraction in demand or the maintenance of current demand levels for long periods of time could negatively affect our results of operations.

Risks Relating to our Shares and ADSs

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs

The Argentine Government has established restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Conversion of dividends, distributions, or the proceeds from any sale of shares from Pesos into U.S. Dollars, as well as the transfer of those funds abroad, is strongly limited (see “Item 10. Additional Information—Exchange Controls”). Future restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad. Also, certain of our indebtedness includes covenants limiting the payment of dividends. We cannot assure you that the Argentine Government will not take similar measures in the future. In such a case, the depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid. In addition, any future adoption by the Argentine Government of restrictions on the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely affect the market value of our shares and ADSs.

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

Holders of ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings

Shares underlying the ADSs are held by the depositary in the name of the holder of the ADS. As such, we will not treat holders of ADSs as one of our shareholders and, therefore, holders of ADSs will not have shareholder rights. The depositary will be the holder of the shares underlying the ADSs and holders may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in the Official Gazette, an Argentine newspaper of general circulation and the daily bulletin of the BASE and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, do not receive notice directly from us. Instead, in accordance with the deposit agreement, we provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of shares and shares represented by ADSs may not be voted as the holders of ADSs desire. Shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted at the corresponding meeting either in favor of the proposal of the board of directors or, in the absence of such a proposal, in accordance with the majority.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. holders of our shares or ADSs to adverse U.S. federal income tax consequences

A non-U.S. corporation will be a passive foreign investment company (“PFIC”) if, in any particular year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes in 2023. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to become a PFIC in 2024 or in future taxable years. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may be a PFIC in the current or a future year. In particular, because the value of our assets may be determined for purposes of these tests by reference to the market price of our common shares or ADSs, fluctuations in the market price of our common shares or ADSs may cause us to become a PFIC.

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

For more information, see “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules”.

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

Since the Acquisition, we started a corporate reorganization process and have merged certain subsidiaries into Pampa, including, among others, Petrobras Argentina, Petrolera Pampa, CTG, CTLL and CPB, by way of absorption, with Pampa as the surviving company. The respective Shareholders’ Meetings approved the mergers and the CNV granted its administrative consent to the mergers, which were registered with the IGJ. Moreover, in 2024, the Board of Directors approved the merger between Pampa as the surviving company, and part of CISA’s assets, effective from January 1, 2024. On April 29, 2024, the respective Shareholders’ Meetings approved the merger. As of the date of this annual report, CNV’s administrative consent and IGJ’s approval are still pending.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Capital Expenditures and Divestitures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

For a description of our strategic divestments, see “Item 4. Information on the Company— Our Business—Relevant Events— Strategic Divestments.”

OUR BUSINESS

Overview

We are an independent energy integrated company in Argentina, participating in the electricity and the oil and gas value chains. As of December 31, 2023, we, our joint businesses and our affiliates are engaged in the generation and transmission of electricity, oil and gas exploration and production, petrochemicals, hydrocarbon commercialization and transportation, and oil distribution (for more information, please see Note 5.3 to the Consolidated Financial Statements):

Power Generation

Hydro	938 MW
Thermal[1]	4,093 MW
Co-Generation	14 MW
Wind Power + *Expansions*[2]	287 MW 140 MW
Total Capacity	**5,471 MW**

Oil & Gas[3]

Blocks	12 productive + 5 exploratory
Gas	10.3 million m^3/d of production
Crude Oil	4.8 k bbl/d of production
Total Production	**65.4 k boe/d**

Petrochemicals

	Capacity of:
Styrene	160 k ton/year
SBR	55 k ton/year
Polystyrene	65 k ton/year

Other Businesses

TGS	9,248 km of gas pipelines NGL capacity of 1 million ton/year
Transener	22,390 km of high voltage lines

Note: As of December 31, 2023. Numbers are rounded, so they may not sum up. CTEB, Transener and TGS are affiliates, which under IFRS are not consolidated in the financial statements. The sum of the parts is subject to rounding. 1) It includes 847 MW at CTEB. 2) It includes PEPE VI’s 140MW expansion. 3) 2023 average production.

•	Generation. We are Argentina’s largest independent operator in power generation, with an installed capacity of 5,332 MW, representing 12% of Argentina’s installed capacity. Considering the upcoming 140 MW expansions at PEPE VI, our total installed capacity is expected to be 5,471 MW (see “—Our Generation Business—Summary of the committed expansion projects”).

As of December 31, 2023, we are engaged in the generation business through:

o	CTGEBA, a thermal generation plant located at the central node of the Argentine electricity grid, in Marcos Paz, in the western part of the Greater Buenos Aires area, is composed of two CC gas-fired generating units, one with a 684 MW power capacity which consists of two gas turbines of 223 MW each and a 238 MW steam turbine, repowered in October 2020. The second CC consists of a gas turbine with a 182 MW power capacity, known as Genelba Plus, installed in 2009 and repowered in June 2019, another gas turbine of 188 MW installed in 2019, and the 199 MW steam turbine incorporated on July 2, 2020, completing Genelba Plus’s expansion project started in 2017. CTGEBA is one of the largest thermal generation plants in Argentina, with an installed capacity of 1,253 MW, which represents 2.9% of Argentina’s installed capacity;

o	CTEB, a thermal gas-fired generation plant located in the petrochemical complex of the City of Ensenada, Greater La Plata, Province of Buenos Aires, is owned by CTB, an affiliate that we co-control with YPF. Furthermore, CTEB may consume natural gas or GO and has two tanks for the storage of fuel oil with a combined capacity of 45,000 m3. It has a total capacity of 847 MW, which represents 1.9% of Argentina’s installed capacity;

o	CTLL, a thermal gas-fired thermal generation plant located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant) which consists of three gas turbines with an installed capacity of 375 MW, a 180 MW Siemens steam turbine installed in 2011 for its closing to CC, a 105 MW GE aero-derivative gas turbine installed in May 2016, a 105 MW GE gas turbine installed in August 2017 and 15 MW MAN gas engines installed in August 2021. CTLL has an installed capacity of 780 MW, which represents 1.8% of Argentina’s installed capacity;

o	Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, two hydroelectric power generation systems located in the Province of Mendoza, through HINISA and HIDISA. Pampa holds 61% and 52% interests in HIDISA and HINISA, respectively. Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante have an aggregate installed capacity of 653 MW, which represents 1.5% of Argentina’s installed capacity;

o	CPB, a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires. The boilers of CPB can be fed either by fuel oil or natural gas. Natural gas is supplied through a 22 km gas pipeline operated and maintained by CPB, connected to TGS’ main gas pipeline system. Furthermore, CPB has two tanks for the storage of fuel oil with a combined capacity of 60,000 m3. CPB has an installed capacity of 620 MW, which represents 1.4% of Argentina’s installed capacity;

o	CTG, a thermal gas-fired generation plant located in General Güemes, in the Province of Salta, comprised of a 261 MW open cycle thermal power generation plant which, with the addition in September 2008 of a natural gas-fired turbo generator unit of 100 MW, has an installed capacity of 361 MW, that represents 0.8% of Argentina’s installed capacity;

o	HPPL, a hydroelectric power generation located in the Comahue region, in the Province of Neuquén, which has three electricity generating units with an installed capacity of 285 MW, that represents 0.7% of Argentina’s installed capacity;

o	CTIW, a thermal generation plant consisting of 6 dual-fuel (natural gas or fuel oil) Wärtsilä engines located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires. The engines are highly efficient, with a 46% performance rate. The plant is interconnected to the 132 kV grid through Transba substation. Liquid fuel is supplied using CPB’s unloading and storage facilities, and natural gas is also provided through CPB’s internal facilities. CTIW has an installed capacity of 100 MW, that represents 0.2% of Argentina’s installed capacity;

o	CTPP, a thermal power generation plant at Pilar Industrial Complex, located in Pilar in the northern greater Buenos Aires area, which comprises six Wärtsilä motor generators (Wärtsilä W18V50DF), and which may consume either fuel oil stored in own tanks or natural gas supplied through a dedicated gas pipeline which is connected with Transportadora de Gas del Norte S.A.’s main gas pipeline, whereas the energy is evacuated through a 132 kV line connected to the Pilar substation owned by Edenor. CTPP has an installed capacity of 100 MW, which represents 0.2% of Argentina’s installed capacity;

o	PEA is a wind farm located in the Province of La Rioja, which was commissioned in March 2020. The wind farm is comprised of 38 Siemens Gamesa G-114 wind turbines, each with a 2.625 MW power capacity and an 80-meter hub height. It has an installed capacity of 99.75 MW, which represents 0.2% of Argentina’s installed capacity;

o	PEPE IV, originally an expansion of PEPE III, is located in Coronel Rosales, on national route No. 3, 45 km from the City of Bahía Blanca, Province of Buenos Aires. Comprised of 18 Vestas V-150 wind turbines of 105-meter hub height and a 63% load factor of P50 each, PEPE IV was commissioned on June 2023. It has an installed capacity of 81 MW, which represents 0.2% of Argentina’s installed capacity;

o	PEPE II, our second wind farm, is located in the City of Bahía Blanca, Province of Buenos Aires, which was commissioned on May 10, 2019. It consists of 14 V-136 Vestas wind turbines, each with a 3.8 MW power capacity and a 120-meter hub height. PEPE II has an installed capacity of 53 MW of renewable energy, which represents 0.1% of Argentina’s installed capacity;

o	PEPE III is located in Coronel Rosales, on national route No. 3, 45 km from the City of Bahía Blanca, Province of Buenos Aires. PEPE III was commissioned on May 10, 2019 and currently has an installed capacity of 53 MW of renewable energy, which represents 0.1% of Argentina’s installed capacity;

o	CTP, a thermal gas-fired generation plant located at Piquirenda, General San Martin, in the Province of Salta, with an installed capacity of 30 MW, which represents 0.1% of Argentina’s installed capacity; and

o	EcoEnergía, a co-generation thermal power plant located in Bahía Blanca, in the Province of Buenos Aires with an installed capacity of 14 MW, which represents 0.03% of Argentina’s installed capacity.

We are currently developing PEPE VI, our new wind farm project located in the City of Bahía Blanca, Province of Buenos Aires. The project will be built in three stages with a total estimated investment of U.S.$500 million. We are currently developing the first two stages, which will add 94.5 MW of power capacity in the first stage and 45 MW in the second, with commissioning estimated for the second half of 2024.

Our generation business segment recorded U.S.$648 million in revenue and an operating income of U.S.$272 million for the year ended December 31, 2023.

•	Oil and Gas. We are engaged in the oil and gas business through direct interests in oil and gas blocks in Argentina:

o	As of December 31, 2023, our combined crude oil and natural gas proved reserves amounted to approximately 199 million boe, 65% of which were proved developed reserves. Natural gas accounted for approximately 94% of our combined proved reserves and liquid hydrocarbons for 6%;

o	As of December 31, 2023, our combined oil and gas production in Argentina averaged 65.4 thousand boe per day, with operations in 12 production blocks, 5 exploratory blocks, and 813 productive wells. Crude oil accounted for approximately 4.8 thousand boe per day, while natural gas accounted for approximately 364 million standard cubic feet per day, or 60.6 thousand boe per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent, consolidating ourselves as the country’s fifth largest gas producer; and

o	In addition, we have a direct 2.1% interest in Oldelval, which operates main oil pipelines providing access to Allen, in the Comahue area and the Allen – Puerto Rosales oil pipeline which allows for the transportation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul and Luján de Cuyo distilleries, all located in the pipeline’s area of influence.

Our oil and gas business segment recorded U.S.$563 million in revenue and an operating profit of U.S.$140 million for the year ended December 31, 2023.

•	Petrochemicals. We are engaged in the petrochemicals business through two high-complexity plants that are entirely based in Argentina and produce styrene, SBR and polystyrene, with a domestic market share that ranged between 94% and 100% (per Company estimates) as of December 31, 2023. The petrochemicals division has the following assets:

o	an integrated petrochemicals complex at PGSM, located in the Province of Santa Fe, with an annual production capacity of 50,000 tons of gases (LPG, which is used as raw material, and propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and refines, 160,000 tons of styrene, 55,000 tons of SBR, 180,000 tons of ethyl benzene and 31,000 tons of ethylene; and

o	a polystyrene plant located in the City of Zárate, in the Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene.

Our petrochemicals business segment recorded U.S.$507 million in revenue and an operating profit of U.S.$45 million for the year ended December 31, 2023.

•	Holding and Other Business. We also hold other interests, including:

o	As of December 31, 2023, we held a 26.5% direct and indirect interest in TGS, the country’s largest gas transportation company, owning 9,248 km of gas pipelines and a natural gas liquids plant, General Cerri, with a production capacity of 1 million tons/year;
o	We hold a 26.33% indirect interest in Transener. Additionally, Transener holds a 100% interest in Transba. As of December 31, 2023, our electricity transmission operations covered 22.4 kilometers of high voltage transmission lines, representing approximately 86% of the high voltage system in Argentina;
o	We hold a 63.74% indirect interest in OCP, licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day; and

o	We hold a 70% interest in Enecor, an independent electricity transmission company which provides operation and maintenance services, by subcontracting Transener, for 21 km of 132 kV double-triad electricity lines, from the Paso de la Patria transforming station, in the Province of Corrientes. Such services are provided under a 95-year concession, which is due to expire in 2088.

Our holding and other business segment recorded U.S.$14 million in revenue and an operating loss of U.S.$33 million for the year ended December 31, 2023.

Relevant Events

Generation

Commissioning of PEPE IV

During the fourth quarter of 2021, the Company announced PEPE IV project. PEPE IV is located in Coronel Rosales, 45 km from the City of Bahía Blanca, Province of Buenos Aires. The project consisted of the assembly and installation of 18 wind turbines of the same brand with an 81 MW capacity and an approximate U.S.$130 million investment.

The commissioning of PEPE IV was completed on June 17, 2023. The wind farm was commissioned progressively: 18 MW (Dec-22), 18 MW (Feb-23), 9 MW (Apr-23), 9 MW (May-23) and 27 MW (Jun-23). PEPE IV contributes 81 MW of renewable energy to the national grid through 18 V-150 Vestas wind turbines of 4.5 MW each, with a hub height of 105 meters and a 63% load factor of P50. In 2023, generation amounted to 274 GWh.

Development of a new wind farm: PEPE VI

On February 2023, we announced PEPE VI, our new wind farm project located in the City of Bahía Blanca, Province of Buenos Aires. The project will be built in three stages with a total estimated investment of U.S.$500 million. We are currently developing the first two stages, which will add 94.5 MW of power capacity in the first stage and 45 MW in the second, with commissioning estimated for the second half of 2024.

Divestment of Greenwind

On August 16, 2023, Pampa Group executed an assets swap with Total Austral S.A. (Argentine Branch) pursuant to which we transferred our 100% direct and indirect stake in Greenwind in exchange for a 45% stake in the Rincón de Aranda block, making Pampa the sole owner of this block. Pampa was the sole (directly and indirectly) shareholder of Greenwind, a company owning PEMC.

Hydroelectric concessions termination

On March 10, 2022, the SE issued Resolution No. 130/22, creating a team to analyze the situation of the hydroelectric concessions that are due to terminate within the following years, including HIDISA and HINISA, whose end of concession is expected to occur in 2024.

During 2022 and 2023, we have responded to various requests from the team, but it has not yet issued a report on HIDISA and HINISA’s concession.

Oil and Gas

Expansion of the contractual plan for Parva Negra Este

On December 14, 2022, the Company, ExxonMobil Exploration Argentina S.R.L., and G&P proposed to the provincial authority a plan for the continuity of the area, which included: (i) granting of an Evaluation Lot for the period April 2022 to April 2025, (ii) a 50% reduction of the surface area of the area to a total surface of 143 km2, and (iii) assignment of the 42.50% participating interest of ExxonMobil Exploration Argentina S.R.L. in favor of the Company.

The parties signed the addendum to the UT contract according to the aforementioned terms, which was later approved by Provincial Decree No. 2498/23 issued on December 5, 2023.

End of Exploratory Permit and new award in Las Tacanas Norte

On January 4, 2023, the exploratory period over Las Tacanas Norte ended, resulting in the expiration of the Company's rights and obligations over the area.

As a result of the fourteenth call corresponding to the so-called Neuquén Exploratory Plan, the area was once again awarded to Pampa. Therefore, on November 24, 2023, the Company entered into a contract with G&P for the exploration, development, and production of Las Tacanas Norte, which was approved by Provincial Decree No. 2426/23.

Acquisition of participating interest and granting of CENCH in Rincón de Aranda

On June 23, 2023, the Company acquired an additional 45% of the participating interest in Rincón de Aranda from Total Austral S.A. (Argentine Branch). The Company previously held a 55% participating interest in the area, and therefore, upon the closing of the transaction, it reached 100% ownership.

On July 26, 2023, the Company entered into a Memorandum of Understanding with the Province of Neuquén outlining the terms for the granting of the CENCH. Subsequently, through Decree No. 1,435/23, the Province of Neuquén approved the memorandum, the assignment of Total Austral S.A. (Argentine Branch)'s participating interest to the Company over the area, and granted the CENCH in favor of the Company. The assignment of the rights over the area and the CENCH became effective on August 16, 2023, the date on which the transaction was closed.

Gas export

In February and December 2023, we were granted permits to export gas to Chile on a firm basis for a maximum volume of 2.2 million m3/day and 1.22 million m3/day, respectively. These permits were for the May 2023 - June 2023 period. In June 2023, we were granted permits to export gas to Chile on a firm basis for a maximum volume of 0.86 million m3/day from July to September 2023. Subsequently, in August, we were granted permits on a firm basis for 1.452 million m3/day for the period from October 2023 to April 2024.

In December 2023, we were granted permits to export gas to Chile on a firm basis for 0.6 million m3/day for the period from May 2024 to September 2024.

In the summer season, we export to our clients in Chile on a spot basis. Between September and December 2021 interruptible permits to Chile, Brazil, and Uruguay were granted, with expirations between November 2022 and December 2024. On February 2023, we were granted interruptible exports to Chile with expirations between December 2024 and May 2025. See “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework Regulations -Regulations Specifically Applicable to the Gas Market—Natural Gas Export”.

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

On September 15, 2022, Pampa and Pluspetrol S.A. entered into an agreement with Hidrocarburos del Norte S.A. in order to sell their participation in Refinor that represented 50% of the outstanding capital stock and voting power of such company, and 100% of its Class A shares. The purchase price for the shares owned by us was U.S.$5.7 million, and the buyer paid 30% of such price at closing, and the remaining 70% balance will be paid 12 months after the closing.

On December 22, 2023, we signed an amendment to the original agreement regarding the payment of the pending balance. The following payments were agreed upon: (i) U.S.$1.4 million were paid on the date of the amendment, and (ii) U.S.$2.6 million to be paid in four consecutive semiannual installments of U.S.$0.65 million each, with the first installment due six months from the date of the amendment.

Organizational structure

The following chart sets forth our corporate structure as of December 31, 2023. See “Exhibit 8.1. List of subsidiaries, Joint Ventures and Associates of Pampa Energía S.A.”

PAMPA ENERGÍA
52.04%
Hidroeléctrica Los Nihuiles
61%
Hidroeléctrica Diamante
50%
C.T. Barragán
100%
Pampa Energía Bolivia²
50%
CIESA
50%
CITELEC
70%
Enecor
100%
DIGIPA
100%
Vientos de Arauco Renovables
83.57%
16.43%
Generación Argentina
52.65%
Transener
2.1%
Oleoductos del valle
100%
Pampa Inversiones
1.4%
0.8%
1.6%
0.9%
Termoeléctrica José de San Martín¹
2.8%
Termoeléctrica Manuel Belgrano¹
3.2%
100%
Vientos Solutions Argentina
99.96%
0.04%
Pampa Energía Chile
25.44%
3.84%
Comercializadora e Inversora
70.72%
100%
Transba
0.27%
51%
98%
2%
Autotrol Renovables
99.60%
0.4%
Pampa Energía Soluciones
TGS
0.76%
51%
49%
Transporte y Servicios de Gas en UY
99.98%
0.02%
Telcosur
100%
CTG Energía
49%
Gas Link
100%
Energía e Inversiones
98.22%
1.78%
Pampa Bloque18
100%
Pampa Ecuador
100%
Ecuador Pipeline Holdings Limited
100%
PE Energía Ecuador LTD
100%
Petrolera San Carlos
20%
Petrolera Mata
15.91%
14.15%
Oleoducto de Crudos Pesados LTD³
4.02%
100%
PE Energía Ecuador S.A.S.
65%
Cía. Anónima Mixta San Carlos
100%
Oleoducto de Crudos Pesados

[1] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust. [2] Comercializadora e Inversora and Generación Argentina hold each 0.00003% of Pampa Energía Bolivia. [3] Pampa Energía Bolivia increased its direct holding in Oleoducto de Crudos Pesados LTD to 45.57% from January 16, 2024.

Our Generation Business

Our power generation assets include: CTG, CTP, CTPP, CTLL, CTIW, CPB, CTGEBA, HPPL, EcoEnergía, PEPE II, PEPE III and PEA and interests in HINISA, HIDISA, and CTB.

The following chart depicts our generation assets and our respective shares of the Argentine power generation market as of and for the years ended December 31, 2023, 2022 and 2021. Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and WEM Supply Agreements.

Summary of Electricity Generation Assets	Hydroelectric			Wind					Subtotal Hydro + Wind
	HINISA	HIDISA	HPPL	PEMC (1)	PEPE II	PEPE III	PEPE IV	PEA (2)
Installed Capacity (MW)	265	388	285	-	53	53	81	100	1,225
Market Share	0.6%	0.9%	0.7%	0.0%	0.1%	0.1%	0.2%	0.2%	2.8%

Net Generation 2023 (GWh)	543	361	1,060	193	209	204	274	326	3,170
Market Share	0.4%	0.3%	0.8%	0.1%	0.1%	0.1%	0.2%	0.23%	2.3%
Sales 2023 (GWh)	543	361	1,060	193	213	217	274	326	3,187

Net Generation 2022 (GWh)	428	303	707	391	231	249	-	17	2,326
Variation Net Generation 2023-2022	27%	19%	50%	(50)%	(10)%	(18)%	-	-	36%
Sales 2022 (GWh)	428	303	707	391	256	249	-	-	2,335

Net Generation 2021 (GWh)	467	325	550	367	215	256	-	-	2,181
Variation Net Generation 2022-2021	(8)%	(7)%	29%	6%	7%	(2)%	-	-	7%
Sales 2021(GWh)	467	325	550	367	247	256	-	-	2,212

In U.S.$/MWh
Avg. Price 2023	17	31	11	70	74	65	65	80	38
Avg. Price 2022	23	38	15	69	74	66	66	-	41
Avg. Gross Margin 2023	1	7	4	59	55	60	60	69	26
Avg. Gross Margin 2022	3	12	6	60	54	58	58	-	26

Sources: Pampa Energía S.A. and CAMMESA.

Note: Gross margin before amortization and depreciation. All figures have been subject to rounding, so figures shown as totals may not add up.

(1) 100% owned by us beginning on August 12, 2022 and divested in July 2023. (2) Acquired in December 2022.

Summary of Electricity Generation Assets	Thermal
	CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	ECO-ENERGÍA	CTEB(1)	Subtotal	Total
Installed Capacity (MW)	780	361	30	620	100	100	1,253	14	847	4,107	5,332
Market Share	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	1.9%	9.4%	12%

Net Generation 2023 (GWh)	4,512	225	75	606	274	265	7,548	68	4,236	17,809	20,979
Market Share	3.2%	0.2%	0.1%	0.4%	0.2%	0.2%	5.4%	0.0%	3.0%	12.7%	14.9%
Sales 2023 (GWh)	4,470	547	75	606	274	265	8,224	146	4,236	18,842	22,029

Net Generation 2022 (GWh)	5,103	225	52	1,209	321	308	7,746	73	948	15,985	18,311
Variation Net Generation 2023-2022	(12)%	0%	43%	(50)%	(15)%	(14)%	(3)%	(7)%	347%	11%	15%
Sales 2022 (GWh)	5,103	469	52	1,209	321	308	8,571	152	948	17,133	19,468

Net Generation 2021 (GWh)	4,682	392	53	312	299	301	8,594	75	546	15,252	17,433
Variation Net Generation 2022-2021	9%	(43)%	(1)%	-	7%	2%	(10)%	(3)%	74%	5%	5%
Sales 2021 (GWh)	4,692	624	53	313	299	300	9,266	153	546	16,246	18,458

In U.S.$/MWh
Avg. Price 2023	19	65	24	49	135	110	37	39	30	35	35
Avg. Price 2022	19	77	41	33	118	99	39	40	90	39	39
Avg. Gross Margin 2023	15	20	4	6	107	86	20	13	23	21	22
Avg. Gross Margin 2022	12	25	12	11	94	73	21	17	70	23	23

Sources: Pampa Energía S.A. and CAMMESA.

Note: Gross margin before amortization and depreciation. All figures have been subject to rounding, so figures shown as totals may not add up.(1) We hold an interest of 50% in CTB.

Summary of the committed expansion projects

Project	MW	Marketing	Currency	Date of Commissioning
Renewable
PEPE VI	140	MAT ER	U.S.$	Second half 2024 (estimated) (1)

(1) Planned commissioning: stage 1 (95 MW) in Q3 2024 and stage 2 (45 MW) in Q4 2024.

Thermal Generation plants

CTGEBA

CTGEBA is located in Marcos Paz, Province of Buenos Aires. The plant began operating in 1999 and has two CC, one with a 684 MW installed capacity, which consists of two gas turbines of 223 MW each and a 238 MW steam turbine, repowered in October 2020. The second CC consists of a gas turbine of 182 MW, known as Genelba Plus, which was commissioned in 2009 under the Energy Plus Program and repowered in June 2019, as well as a 188 MW gas turbine incorporated in 2019 under the expansion to CC process and steam turbine of 199 MW which was incorporated on July 2, 2020. CTGEBA’s CC is sold in the spot market, whereas Genelba Plus’ gas turbine energy is sold under Energía Plus, and the new gas turbine incorporated in 2019 is sold in the spot market until the commissioning of the CC, when it will start to be sold under a PPA. Currently, the total installed capacity of the CTGEBA complex amounts to 1,253 MW, which represents 2.9% of Argentina’s installed capacity. From 2000 to 2023, CTGEBA’s historical average annual generation was 5,294 GWh, with a generation record high of 8,594 GWh in 2021, and a record low of 3,438 GWh in 2001.

CTEB

CTEB is located in the City of Ensenada, Province of Buenos Aires, owned by CTB, a company that we jointly co-control with YPF. The plant began its operations in 2012 and is currently comprised of (i) two open cycle gas turbines with an installed capacity of 567 MW; and (ii) a steam turbine that completed the combined cycle with up to a 260 MW capacity, which entered into commercial operations on February 22, 2023. Both (i) and (ii) have a total installed capacity of 847 MW, which represents 1.9% of the installed capacity in Argentina. From 2013 to 2023, the average annual generation amounted to 1,525 GWh, with a high generation record of 4,236 GWh in 2023, and a low record of 255 GWh in 2020. Pampa was in charge of operations until December 31, 2023 and, as of January 2024, Pampa operates CTEB under a shared operation scheme with YPFL.

CTLL

CTLL is located in the Province of Neuquén. The plant was built in 1994 and consists of three gas turbines with an installed capacity of 375 MW, a 180 MW Siemens steam turbine installed in 2011 for its closing to CC and repowered in January 2018, a 105 MW General Electric aeroderivative gas turbine installed in May 2016, the incorporation in August 2017 of a 105 MW General Electric gas turbine and 15 MW from MAN gas engines in August 2021. CTLL has a privileged location due to its proximity to one of the largest gas fields in Latin America, also named Loma de la Lata. CTLL has an installed capacity of approximately 780 MW, representing approximately 1.8% of Argentina’s installed capacity. From 1997 to 2023, CTLL’s average annual generation was 2,390 GWh, with a generation record high of 5,103 GWh in 2022, and a record low of 272 GWh in 2002.

CPB

CPB is a thermal generation plant located in Ingeniero White, Bahía Blanca, Province of Buenos Aires, approximately 600 kilometers away from the City of Buenos Aires. CPB is an open-cycle thermal generation plant that consists of two identical conventional units (Unit 29 and Unit 30) with an installed capacity of 310 MW each. CPB can be powered either by natural gas or by oil No.6 (though it was originally designed and partially equipped to burn coal as well). The plant currently stores up to 60,000 m3 of fuel oil in two separate storage tanks and owns, operates and maintains a 22-kilometer natural gas pipeline that is connected to the main pipeline of TGS. CPB sells electricity to the spot market. CPB has an installed capacity of 620 MW, which represents 1.4% of Argentina’s installed capacity. From 1997 to 2023, CPB’s average annual generation was 1,845 GWh, with a generation record high of 3,434 GWh in 2011, and a record low of 189 GWh in 2002.

CTG

CTG is located in the northwestern region of Argentina, in the City of General Güemes, Province of Salta. Privatized in 1992, it has a total installed capacity of 361 MW, comprised of (i) 261 MW from steam generation units and (ii) 100 MW from a gas combustion turbine under the Energy Plus Program, which accounts for 0.8% of Argentina’s installed capacity. From 1993 to 2023, its average annual generation was 1,564 GWh, with a generation record high of 1,903 GWh in 1996, and a record low of 225 GWh in 2022 and 2023.

CTIW

CTIW is located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, and consists of six high-efficiency Wärtsilä engines. CTIW is able to fire either natural gas or fuel oil. Engines are high-efficiency, with a 46% performance rate. The power plant is interconnected to the 132 kV grid through a substation owned by Transba. Liquid fuel supply is made using CPB’s discharge and storage facilities, and natural gas is also supplied from this power plant's internal facilities. On December 22, 2017, CAMMESA granted the commercial operation of CTIW, pursuant to a PPA executed between CAMMESA and Pampa, as awardee pursuant to the call for new generation capacity under Resolution No. 21/2016 of the SEE. The plant has a total power installed capacity of 100 MW, which accounts for 0.2% of Argentina’s installed capacity. The annual average energy generation from 2018 to 2023 was 281 GWh, with a generation record high of 312 GWh in 2019, and a record low of 229 GWh in 2020.

CTPP

CTPP is located in the Pilar Industrial Complex, in the district of Pilar, Province of Buenos Aires. Construction began in October 2016, and the plant was commissioned on August 29, 2017. The plant, which was built under SEE Resolution No. 21/2016 is made up of six cutting-edge Wärtsilä engines with an approximate 43% performance rate. Natural gas is supplied through a gas pipeline owned by Transportadora de Gas del Norte S.A. and the energy is evacuated through an output field of a 132kv double-bar cable, together with all the necessary auxiliary equipment, in the Pilar Substation No. 158 owned by Edenor (“Pilar Substation”), located at the Pilar Industrial Complex. The power plant has storage tanks for fuel oil which may be used as alternative fuel. CTPP has a total power capacity of 100 MW, which accounts for 0.2% of Argentina’s installed capacity. The annual average energy generation from 2018 to 2023 was 241 GWh, with a generation record high of 321 GWh in 2022, and a record low of 168 GWh in 2019.

CTP

CTP is located in the northwestern region of Argentina, in a location known as Piquirenda, District of Aguaray, Department of General San Martín, in the Province of Salta. Its construction started in early 2008 and was completed in 2010. CTP has a 30 MW thermal electricity generation plant including ten Jenbacher (model JGS 620) gas-powered motor-generators, which accounts for 0.1% of Argentina’s installed capacity. From 2011 to 2023, its average annual generation was 102 GWh, with a generation record high of 156 GWh in 2017, and a record low of 52 GWh in 2022.

ECOENERGÍA

EcoEnergía is a co-generation power plant located at TGS’ General Cerri complex in Bahía Blanca, in the Province of Buenos Aires. The plant was commissioned in 2011 and consists of a steam turbine and sells electricity in the Energía Plus market. EcoEnergia has a power capacity of 14 MW, which accounts for 0.03% of Argentina’s installed capacity. From 2012 to 2023, EcoEnergía’s average annual generation amounted to 89 GWh, with a generation record high of 108 GWh in 2018, and a record low of 68 GWh in 2023.

Hydroelectric Generation Plants

We hold interests in three hydroelectric generation plants Hidroeléctrica Diamante (through HIDISA), Hidroeléctrica Los Nihuiles (through HINISA) and HPPL (which we fully own).

HIDISA

We own 61% of the voting capital stock of HIDISA, a hydroelectric generation company, located in the Province of Mendoza. The Province of Mendoza, through EMESA, currently owns the remaining capital stock of HIDISA.

HIDISA operates under a provincial concession for the hydroelectric use of water from the Diamante River, located in the department of San Rafael in the Province of Mendoza, and under a national concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the “Diamante System”). The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. HIDISA has an installed capacity of 388 MW, which represents 0.9% of the installed capacity in Argentina. From 1990 to 2023, the average annual generation has been 526 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (303 GWh) recorded in 2022. Also, HIDISA owns 0.9% of the capital stock of TJSM and 0.8% of the capital stock of TMB.

HINISA

We own 52.04% of the voting capital stock of HINISA, a hydroelectric generation company, located in the Province of Mendoza. The Province of Mendoza, through EMESA, currently holds the remaining capital stock of HINISA.

HINISA operates under a provincial concession for the hydroelectric use of water from the Atuel River, located in the department of San Rafael in the Province of Mendoza (approximately 1,100 km southwest of Buenos Aires) and under a national concession for the generation, sale and bulk trading of electricity from the Los Nihuiles’ hydroelectric system (the “Nihuiles System”). The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes. The Nihuiles System covers a total distance of approximately 40 km with the grid’s height ranging from 440 m to 480 m. HINISA has an installed capacity of 265 MW, which represents 0.6% of the installed capacity in Argentina. From 1990 to 2023, the average annual generation was 778 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (428 GWh) recorded in 2022. HINISA also owns 1.6% of the capital stock of TJSM and 1.4% of the capital stock of TMB.

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

Term. The term of the HINISA and HIDISA concession agreements is 30 years, starting from June 1, 1994 in the case of HINISA and October 19, 1994 in the case of HIDISA. Thus, the original concessions will expire in 2024.

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

As a result of the economic crisis in Argentina in 2001 and 2002, the foundation’s administrative council decided that the contribution to the contingency fund in U.S. Dollars required under the concessions, the bidding terms and conditions and the relevant provisions of HINISA’s and HIDISA’s by-laws had to be converted into Pesos at an exchange rate of Ps.1.00 = U.S.$1.00. The indexation clauses contained in such concessions were also replaced with the Coeficiente de Estabilización de Referencia (CER) (a benchmark stabilization coefficient). Upon the conversion from U.S. Dollars into Pesos, the Peso value of the contingency fund exceeded the required funding. As a result, HINISA and HIDISA, along with the other hydroelectric generation companies, have suspended payments to the contingency fund. However, we can make no assurance that HINISA and HIDISA will not be required to resume making payments to the contingency fund in the future.

From the effective date of the concessions until the suspension of payments, HINISA and HIDISA made contributions totaling U.S.$1.3 million and U.S.$1.9 million, respectively.

Fines and Penalties. HINISA and HIDISA are subject to potential penalties and fines under their respective concessions that are calculated on the basis of the aggregate gross amount invoiced for the 12-month period preceding the imposition of any such penalty. Such penalties and fines range from 0.1% to 1% (in cases of breach of the terms of the agreement or regulations applicable to power generation, dam safety, water management, environmental protection, and non-compliance of instructions from the Organismo Regulador de Seguridad de Presas (“ORSEP”), CAMMESA, any of the governing authorities or the ENRE); from 0.02% to 0.2% (in cases of delays or lack of payment of contributions to the contingency fund and insurance policies and for taking action without prior authorization of the respective governing authorities); from 0.01% to 0.1% (in cases of failure to submit any requested information or failure to file mandatory reports); from 0.03% to 0.3% (in cases of failure to keep routes and roads open to traffic and free from soil, air or water pollution, and delays in the fulfillment of mandatory work) and from 1% to 10% (in cases of any actions considered by the governing authorities as termination events under the concessions). In the event that the fines levied over a 12-month period exceed 20% of the gross amount invoiced for power sales, the granting authority would be entitled to terminate the relevant concession agreement.

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

HPPL

A 30-year concession fully-owned by us, it was awarded for hydroelectric power generation at HPPL beginning in August 1999. The HPPL complex has three electricity generating units and is located in the Comahue region, Province of Neuquén. The dam is made up of loose materials with a waterproof concrete side. It has a total length of 1,045 m, a total height of 54 m at the deepest point of the foundation, and a crest at 480.2 m above sea level. HPPL has an installed capacity of 285 MW, which represents 0.7% of Argentina’s installed capacity. From 2000 to 2023, HPPL’s average annual generation was 928 GWh, with a generation record high of 1,430 GWh in 2006, and a record low of 494 GWh in 2016.

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

Fines and Penalties. HPPL is subject to potential penalties and fines under the concessions that are calculated on the basis of the aggregate gross amount invoiced for the 12-month period preceding the imposition of any such penalty. Such penalties and fines range from 0.1% to 1% (in cases of breach of the terms of the agreement or regulations applicable to power generation, dam safety, water management, environmental protection, and non-compliance of instructions from the ORSEP, CAMMESA, any of the regulatory authorities or the ENRE); from 0.02% to 0.2% (in cases of delays or lack of payment of contributions to the contingency fund and insurance policies and for taking action without prior authorization of the respective regulatory authorities); from 0.01% to 0.1% (in cases of failure to submit any requested information or failure to file mandatory reports); from 0.03% to 0.3% (in cases of failure to keep routes and roads open to traffic and free from soil, air or water pollution, and delays in the fulfillment of mandatory work) and from 1% to 10% (in cases of any actions considered by the regulatory authorities as termination events under the concessions). In the event that the fines levied over a 12-month period exceed 20% of the gross amount invoiced for power sales, the granting authority would be entitled to terminate the relevant concession agreement.

Performance guarantees. As security for the performance of their obligations under the respective concessions, HPPL deposited Ps.2.0 million for the benefit of the relevant granting authority under the respective concession. Absent any set-off by the relevant granting authority in the event of a breach or any other event of non-compliance under the terms of the respective concession agreement, the guarantee amounts would be released to HPPL upon the expiration or termination of the respective concession agreement.

Termination of concessions. HPPL’s concession agreements may be terminated for the following reasons (i) breach of material contractual and legal obligations, in which case, HPPL, shall remain in charge of the concessions during a transitional period established by the granting authority, not exceeding 12 months, and shall indemnify the Argentine Government for any damages caused (the granting authorities may also apply the performance guarantee amounts toward the payment of any damages). Within 90 days following the receipt of the relevant termination notice, a new company must be incorporated, which would be granted a similar concession and a public bidding process would be called for the purpose of selling the shares of such newly-formed company. After deducting all fines, interest and withholdings for prospective claims, the balance would be distributed to HPPL as the only compensation for the transfer of the concessions; (ii) certain bankruptcy events in respect of HPPL, including any liquidation or winding-up proceedings, in which case the termination of the relevant concession shall be automatic; (iii) force majeure or certain actions by third parties that prevent the compliance by HPPL of its obligations under their concession agreement; or (iv) expiration of the term of the concession agreements.

Renewable Energy

PEPE II

PEPE II is located in the area known as Corti, 20 km away from the City of Bahía Blanca, in the Province of Buenos Aires. PEPE II consists of 14 wind turbines; each turbine is made up of four tower sections, a nacelle and three blades driving the turbine with a total diameter of 120 meters.

PEPE II was commissioned on May 10, 2019 under Res. No. 281-E/2017, which was passed by the former MEyM for the Renewable Energy Term Market (MAT ER) and sells its energy to large electricity consumption users through PPAs between private parties.

PEPE II has an installed capacity of 53 MW, which represents 0.1% of the installed capacity in Argentina. From 2020 to 2023, its historical average annual generation was 215 GWh.

PEPE III

PEPE III is located in Coronel Rosales, on national route No. 3, 45 km from the City of Bahía Blanca, Province of Buenos Aires. PEPE III is a wind farm with a 63% load factor of P50. From 2020 to 2023, its historical average annual generation was 238 GWh.

PEPE IV

Adjacent to PEPE II, PEPE IV was completed on June 17, 2023. The wind farm was commissioned progressively: 18 MW (Dec-22), 18 MW (Feb-23), 9 MW (Apr-23), 9 MW (May-23) and 27 MW (Jun-23). PEPE IV contributes 81 MW of renewable energy to the national grid through 18 V-150 Vestas wind turbines of 4.5 MW each, with a hub height of 105 meters and a 63% load factor of P50. In 2023, generation amounted to 274 GWh.

PEA

On December 16, 2022, we acquired 100% of VAR, located in the Province of La Rioja, that was commissioned in March 2020. The wind farm comprises 38 Siemens Gamesa G-114 wind turbines, each with a 2.625 MW power capacity and an 80-meter hub height. PEA has a PPA with CAMMESA under the RenovAr Program Round 1 and a capacity of 99.75 MW which represents 0.2% of Argentina’s installed capacity. From 2020 to 2023, its historical average annual generation was 328 GWh.

PEPE VI

We are currently developing PEPE VI, our new wind farm project located in the City of Bahía Blanca, Province of Buenos Aires. The project will be built in three stages with a total estimated investment of U.S.$500 million. We are currently developing the first two stages, which will add 94.5 MW of power capacity in the first stage and 45 MW in the second, with commissioning estimated for the second half of 2024.

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

As of December 31, 2023:

•	our combined crude oil and natural gas proved reserves were 199 million boe, 65% of which were proved developed reserves. Natural gas accounted for approximately 94% of our combined proved reserves and liquid hydrocarbons for 6%;

•	our combined oil and gas production in Argentina averaged 65.4 thousands of boe per day. Crude oil accounted for approximately 4.8 thousands of boe per day, while natural gas accounted for approximately 364 million standard cubic feet per day, or 60.3 thousands of boe per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent; and

•	we hold a 2.1% direct interest in Oldelval. Oldelval operates main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, which allow for the evacuation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul and Luján de Cuyo distilleries located in the pipeline’s area of influence.

We are also engaged in the oil and gas business directly and through investments in OCP.

During 2023, according to the ME&M, gas gross production in Argentina decreased by 1% (4.5 billion cubic feet per day on average), whereas oil gross production increased 9% at 635 thousand barrels per day (on average). For December 2023, according to the ME&M, our consolidated oil and gas production accounted for approximately 0.03% and 8% of total oil production and gas production in Argentina, respectively.

Key Information Relating to Oil and Gas

As of December 31, 2023, we had interests in 14 areas, joint operations (UTEs) and agreements in Argentina: 11 oil and gas production areas and 3 exploration blocks located within exploration areas or pending authorization for production, excluding Rio Limay Este, Borde del Limay and Los Vertices, all in process of relinquishment. As of December 31, 2023, we were directly the contractual operator of 5 of the 14 blocks in which we hold equity interest.

Acreage

As of December 31, 2023, our total production and exploration acreage, both gross and net, was as follows. The table includes the total production and exploration acreage by the Company, joint operations and associates.

	Acreage (*)
	Production (1)		Exploration (2)
	Gross(3)	Net (4)	Gross(3)	Net (4)
	(in thousands of acres)
Argentina	1,351	446	188	98

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

Productive Wells

As of December 31, 2023, our total gross and net productive wells were as follows. The table includes the total gross and net productive wells by the Company, joint operations and associates.

	Oil		Gas		Total (3)
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)

Argentina	394	124	419	225	813	349

Note: All figures have been subject

to rounding, so figures shown as totals may not add up.

(1) Refers to the number of wells completed.

(2) Refers to fractional ownership working interest in gross productive wells.

(3) Includes Oil and Gas productive wells.

Drilling Activities

In 2023, we carried out investment plans aligned with our reserves replacement and production goals, as a means to achieve sustainable growth. A development well, for purposes of the following table, is one that justifies the installation of permanent equipment for the production of oil or gas. A well is deemed to be a dry well if it is determined to be incapable of commercial production. “Gross wells drilled” in the table below refers to the number of wells completed during each fiscal year, regardless of the spud date, and “net wells drilled” relates to our fractional ownership working interest in wells drilled. This table includes wells drilled by the Company, joint operations and associates (includes our discontinued operations). The following table sets forth the number of total wells we drilled in Argentina and the results for the relevant periods.

	Year ended December 31,
	2023	2022	2021
	Argentina
Gross wells drilled:
Production:
Development wells:
Oil	9	31	34
Gas	35	35	31
Dry wells	-	-	-
Total	44	66	65

Exploration:
Discovery wells:
Oil	-	3	-
Gas	-	1	1
Dry wells	-	-	-
Total	0	4	1

Net wells drilled:
Production:
Development wells:
Oil	3	9	9
Gas	24	26	20
Dry wells	-	-	-
Total	27	34	29

Exploration:
Discovery wells:
Oil	-	1	-
Gas	-	-	-
Dry wells	-	-	-
Total	0	1	0

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

In 2023, our activity was focused on complying with the production commitments within the Plan Gas.Ar. The core of the activity was concentrated in the Neuquén Basin, mainly in El Mangrullo, where 14 wells were drilled, Sierra Chata with 9 development wells drilled, all of them being from shale reserves, and Río Neuquén with 12 wells drilled. As for oil, 9 wells were drilled in El Tordillo.

Oil and Gas Production

We transport our oil and gas production through several methods depending on the infrastructure available and the cost efficiency of the transportation system in a given location. We use the oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through contracts whereby producers are responsible for transporting produced oil from the field to a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the delivery point of the gas pipeline system near the field and, therefore, the customer bears all transportation costs and risks associated therewith. Oil and gas transportation in Argentina operate in an “open access” non-discriminatory environment under which producers have equal and open access to the transportation infrastructure. We maintain limited storage capacity at each oil site and at the terminals from which oil is shipped. In the past, such capacity has been sufficient to store oil without reducing production during temporary unavailability of the pipeline systems, for example, due to maintenance requirements or temporary emergencies.

During 2023, our production was concentrated in three basins: Neuquén, San Jorge and Noroeste. In Argentina, we own 544,000 net acres, and in the Neuquén basin — the most important basin in the country in terms of oil and gas production —we own approximately 410,000 net acres (representing 75% of our total acreage). Our most important fields in the Neuquén basin are El Mangrullo, Sierra Chata and Río Neuquén. As of December 31, 2023, we lifted hydrocarbons from 813 productive wells in Argentina.

For the year 2023, our average daily production was 4,827 barrels of crude oil and 364 million cubic feet of natural gas. Oil production decreased by 10% and gas production increased 5% compared to our 2022 average.

The following table sets forth our oil and gas production during 2023. Production figures represent our working interest in production (and are therefore net to the Company). In addition, the table includes our working interest in each field, operator and the expiration date of the concessions, in each case as of December 31, 2023. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions not granted as of the date of this annual report.

			2023 Production
Production Blocks	Location	Basin	Oil (1)	Gas (2)	Oil Equivalent (3)	Operator	Direct and Indirect Interest	Expiration

El Mangrullo	Neuquén	NQN	25	78.128	13,046	Pampa	100.00%	2053
Sierra Chata	Neuquén	NQN	21	29.004	4,855	Pampa	45.55%	2053
Río Neuquén	Neuquén/Río Negro	NQN	297	20.071	3,642	YPF	33.07%(4)/31.42%(5)	2027/2051
Rincón del Mangrullo (6)	Neuquén	NQN	10	3.189	541	YPF	50.00%	2052
Río Limay Este (Ex Senillosa)(7)	Neuquén	NQN	-	-	-	Pampa	85.00%	2040
Aguaragüe	Salta	NOA	49	1,556	308	Tecpetrol	15.00%	2037
El Tordillo	Chubut	CGSJ	710	705	828	Tecpetrol	35.67%	2027
La Tapera – Puesto Quiroga	Chubut	CGSJ	21	-	21	Tecpetrol	35.67%	2027
Gobernador Ayala	Neuquén	NQN	414	-	414	Pluspetrol	22.51%	2036
Rincón de Aranda	Neuquén	NQN	0	-	0	Pampa	100.00%	2058
Veta Escondida	Neuquén	NQN	0	-	0	Pampa	55.00%	2027
Los Blancos	Salta	NOA	216	-	216	High Luck	50,00%	2045
Total			1,762	132,652	23,870

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

(4) Province of Neuquén.

(5) Province of Río Negro.

(6) Does not include Vaca Muerta formation.

(7) In process of relinquishment.

The following table sets forth the production of oil and gas in Argentina for the relevant periods:

	Year ended December 31,
	2023		2022		2021
Argentina	Oil (1)	Gas (2)	Oil (1)	Gas (2)	Oil (1)	Gas (2)

Río Neuquén	297	20,071	268	19,276	169	11,788
El Mangrullo	25	78,128	21	91,659	17	58,338
Sierra Chata	21	29,004	22	8,469	22	6,897
Other blocks	1,420	5,449	1,636	7,015	1,410	12,093
Total	1,762	132,652	1,948	126,419	1,617	89,117

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

(1) Oil production includes other liquid hydrocarbons. Amounts in thousands of barrels.

(2) Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumed in operations. Amounts in millions of cubic feet.

Exploration

Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. In Argentina, we own substantial acreage containing undeveloped unconventional reservoirs, including both tight and shale gas in the Neuquén basin. The following table lists our exploration blocks, joint operations and permits in Argentina as of December 31, 2023, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

			2023 Production
Blocks/UTE	Location	Basin	Oil kbbl	Gas mcf	Total kboe	Operator	Interest	Expiration
Parva Negra Este	Neuquén	NQN	-	59	10	Pampa	85,00%	2025
Rio Atuel	Mendoza	NQN	-	-	-	Petrolera El Trébol	33,33%	2023
Las Tacanas Norte	Neuquén	NQN	-	-	-	Pampa	90,00%	2027
Borde del Limay(1)	Neuquén	NQN	-	-	-	Pampa	85,00%	2015
Los Vértices(1)	Neuquén	NQN	-	-	-	Pampa	85,00%	2015
Total Exploration Blocks			0	59	10
Total Production			1,762	132,711	23,880

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

(1) Under extension process.

As of December 31, 2023, we held interests in approximately 188,000 gross exploration acres in Argentina.

Cost of Sales, Revenues and Price

Cost of Sales, Royalties and Depreciation

The following table sets forth our average cost of sales, royalties and depreciation cost in our oil and gas fields in each geographic area for the fiscal years ended December 31, 2023, 2022 and 2021. This table includes our net share of production, joint operations and associates.

	Year ended December 31,
Argentina	2023	2022	2021
	(in U.S.$ per barrel of oil equivalent)

Production cost	7	6	6
Royalties	4	4	3
Depreciation	7	5	6
Total	18	15	15

Revenues

The following table sets forth revenues for the oil and gas exploration and production business segment by geographic area for the fiscal years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022	2021
Argentina
	(in millions of U.S.$)

Oil	121	136	99
Gas	534	500	344
Others	11	10	10
Total	666	646	453

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
Average price of sale for barrel of Oil and for million cubic feet of Gas	2023	2022	2021
Argentina
Oil (In U.S.$ per barrel of Oil)	69	70	58
Gas (In U.S.$ per thousand cubic feet)	4	4	3

Delivery commitments

Natural Gas

Created on November 16, 2020, Plan Gas.Ar seeks to promote Argentine natural gas production and manage the gas cost impact on the Priority Demand’s tariff through tendering long-term supply agreements (DNU No. 892/20).

Initially, the term for onshore production was 4 years, with an additional 4 years for offshore production from January 2021. The term was extended until December 31, 2028, for the 70 million m3 per day base volume awarded under rounds 1 and 3 (DNU No. 730/22).

Agreements are executed between producers (as sellers) and CAMMESA, gas distributors and ENARSA (as purchasers), with a 100% daily DoP and a 75% monthly ToP for CAMMESA and quarterly ToP for gas distributors and ENARSA. The awarded price is adjusted by the following factors: 0.82 in the summer period (October-April), and 1.25 (May -September) for the base volume and 1.30 for the additional volume in the winter period. CAMMESA and ENARSA, as purchasers, pay the awarded price, whereas gas distributors pay the price set forth in the effective tariff scheme, with the difference being offset by the Federal Government. Moreover, the Federal Government has set a compensation support guarantee system based on tax credit certificates, notwithstanding other applicable mechanisms.

For more information about the different Plan Gas.Ar’s round tenders, please see “Item 4. The Argentine Energy Sector–Oil & Gas Regulatory Framework–Regulations Specifically Applicable to the Gas Market–Plan Gas.Ar”.

Pampa participated and was awarded in all Plan Gas.Ar’s rounds in the Neuquina Basin. Each round’s conditions for Pampa are detailed below:

Round	Delivery	Volume in million m3/day	Price in U.S.$/MBTU	Expiration
1 & 4.1	Annual flat	4.90(1)	3,60(2)	December 2028
1	Winter[3]	1.00	4,68	September 2024
2	Winter[3]	0.86	4,68	September 2024
3 & 4.1	Annual flat	2.00	3,347(2)	December 2028
4.2	Annual flat	4.80	3,485(2)	December 2028
5.2 Northwest	Monthly variable	13.5 – 70.5 thousand m3/day	6 - 9,8(4)	December 2028

Note: 1) The total commitment from May 2021 is 7 million m3/day. Out of this, 4.9 are deliveries under Plan Gas.Ar and the balance is sold on the market. 2) 1.25 adjustment factor in the winter and 0.82 for the rest of the year. 3) It covers the months of May through September. 4) Prices start at U.S.$9.8/MBTU and drop to U.S.$6/MBTU in 2028

Once the Plan Gas.Ar commitments are fulfilled, the remaining natural gas will be allocated to industries, exports, CAMMESA’s monthly tenders and the spot market.

Oil

In June 2023, Pampa reached an agreement with Total Austral S.A. (Total Energies Argentine Branch) for the acquisition of the remaining 45% of the Rincón de Aranda area. As part of the agreement, Pampa transferred 100% of its participation in the PEMC.

The Rincón de Aranda area is a 59,000-acre block located in the Vaca Muerta oil window in the Neuquén basin. It was granted the CENCH agreement on June 16, 2023, with a concession duration of 35 years. Along with the CENCH agreement, Pampa committed to an investment of U.S.$161 million over four years, with the possibility of an additional year. This commitment involves drilling eight wells, one additional completion, and related facilities.

Reserves

We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X (Title 17 of the Code of Federal Regulations Part 210), proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The evaluation of our reserves covered the reserves located in areas operated and non-operated by the Company. The proved oil and natural gas reserves were estimated in accordance with Rule 4-10 of Regulation S-X and in accordance with the oil and gas reserves disclosure provisions of FASB Topic 932. GaffneyCline performed an independent audit of 99% of our estimated proved reserves as of December 31, 2023. We provided all information required during the course of the audit process to the satisfaction of GaffneyCline. See the Reserves Report by GaffneyCline, dated January 31, 2024, included as Exhibit 13.2 to this annual report. As of December 31, 2023, 2022 and 2021, 99%, 97%, and 96%, respectively, of our estimated proved reserves were audited by GaffneyCline.

As of December 31, 2023, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 199.0 million of oil equivalent barrels (boe), 11.6 million barrels of liquid hydrocarbons and 1,124.2 billion cubic feet, or 187.4 million boe, of natural gas, of which 1,098.2 billion cubic feet were estimated to be sales gas and 26.0 billion cubic feet were estimated to be consumed as fuel gas in operation (which are included in our total natural gas proved reserves). For variations of our reserves data, see Reserves Evolution below.

Liquid hydrocarbons and natural gas accounted for 6% and 94%, respectively, of our total proved reserves as of December 31, 2023.

 As of December 31, 2023, proved developed reserves of crude oil equivalent represented 65% of our total proved reserves of crude oil equivalent and we had proved reserves equal to approximately nine years of production at 2023 volumes.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas as of December 31, 2023, including joint operations and associates.

	Reserves as of December 31, 2023
Reserves Category	Crude oil, condensate and natural gas liquids (millions of barrels)	Natural Gas (billions cubic feet)	Oil Equivalent (million boe)

Proved Developed	7.6	724.8	128.4
Proved Undeveloped	4.0	399.5	70.6

Total proved reserves	11.6	1,124.2	199.0
Note: Totals may not exactly equal the sum of the individual entries because of rounding.

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

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and proved undeveloped reserves as of December 31, 2023, 2022 and 2021:

	2023		2022		2021
	Millions of boe (1)	% of total proved reserves	Millions of boe	% of total proved reserves	Millions of boe	% of total proved reserves

Proved developed reserves	128.4	64.5%	110.0	61.3%	95.9	61.1%
Proved undeveloped reserves	70.6	35.5%	69.4	38.7%	61.1	38.9%

Total Proved Reserves	199.0	100.0%	179.4	100.0%	157.0	100.0%

Note: Totals may not exactly equal the sum of the individual entries because of rounding.

During 2023, 44 wells were drilled in El Mangrullo, Sierra Chata, Río Neuquén and El Tordillo areas, of which 28 wells were changed from proved undeveloped reserves to proved developed reserves.

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

	Crude oil, condensate and natural gas liquids	Natural gas

	Argentina		Combined
	(in thousands of barrels)	(in millions of cubic feet)	(in million boe) (1)
Total proved developed and undeveloped reserves as of December 31, 2021	12,625	866,541	157.0
Proved developed reserves as of December 31, 2021	7,970	527,870	95.9
Increase (decrease) originated in:
Revisions of previous estimates	(466)	(72,518)	(12.6)
Improved recovery	272	84	0.3
Extensions and discoveries	454	339,021	57.0
Year’s production	(1,948)	(122,636)	(22.4)
Total proved developed and undeveloped reserves as of December 31, 2022	10,937	1,010,492	179.4
Proved developed reserves as of December 31, 2022	7,722	613,505	110.0
Increase (decrease) originated in:
Revisions of previous estimates	(414)	(64,770)	(11.2)
Improved recovery	95	28	0.1
Extensions and discoveries	2,211	301,453	52.5
Purchase of proved reserves	527	5,381	1.4
Sale of proved reserves	(7)	(337)	(0.1)
Year’s production	(1,763)	(128,001)	(23.1)
Total proved developed and undeveloped reserves as of December 31, 2023	11,586	1,124,245	199.0
Proved developed reserves as of December 31, 2023	7,592	724,775	128.4

(1) Gas converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

As of December 31, 2023, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 199 million boe (11.6 million boe of liquid hydrocarbons and 1,124.2 billion cubic feet, or 187.4 million boe, of natural gas), representing an 11% increase compared to proved reserves as of December 31, 2022 (an increase of 6% and 11% for liquid hydrocarbons and natural gas, respectively).

During 2023, previous estimates of our fields located in Argentina were subject to revisions representing a decrease of 11.2 million boe, mainly attributable to less than expected natural gas production performance, mechanical and sand problems in the El Mangrullo, Rincón del Mangrullo and Río Neuquén areas. Extension and discoveries increased by 52.5 million boe through drilling activities, mostly in the Sierra Chata, El Mangrullo, Río Neuquén and areas. In addition, an increase of 1.4 million boe was attributable to the purchase of proved reserves, due to the new 35 years non-conventional concession in the Rincón de Aranda area and the concession extension by 10 years in the Aguaragüe area, which are located in the Neuquén basin and Noroeste basin, respectively.

As of December 31, 2023, 65% of our proved reserves were developed, while 35% were undeveloped. Proved developed reserves were 128.4 million boe. During 2023, we invested U.S.$ 166.2 million in drilling, completion and facilities, to convert approximately 18.2 million boe of proved undeveloped reserves to proved developed reserves. Our proved undeveloped reserves were 70.6 million boe, all of which corresponded to wells located within one offset of proved developed reserves and gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities. We plan to put approximately 89.1% of these proved undeveloped reserves into production through activities to be implemented over the next five years. The balance of 10.9% (7.7 million boe) will be developed over periods exceeding five years and are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

The 2% increase (1.2 million boe) in our proved undeveloped reserves in 2023 compared to 2022 was mainly attributable to:

(i)	a decrease of 18.2 million boe by the conversion of proved undeveloped reserves to proved developed reserves, mainly through drilling, completion and workover activities performed in our production areas in the Neuquén basin, mainly in the El Mangrullo, Río Neuquén and Sierra Chata areas;
(ii)	an increase of 21.2 million boe of proved undeveloped reserves by extensions and discoveries, through additional drilling activities, mainly in the El Mangrullo, Sierra Chata and Río Neuquén areas in the Neuquén basin; and
(iii)	a decrease of 1.9 million boe of proved undeveloped reserves, came from revisions of previous estimates mainly attributable to rescheduling of proved undeveloped wells in the El Mangrullo, Rincón del Mangrullo and El Tordillo areas.

The activities described in items (i), (ii) and (iii) above resulted in a net increase of approximately 1.2 million boe in our proved undeveloped reserves in 2023 compared to 2022.

Internal Control over Proved Reserves

The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists, and engineers. A Reserves Technical Officer (Jefe de Reservas) safeguards the integrity and objectivity of our reserves estimates by supervising and providing technical support to technical teams who are responsible for preparing the reserves estimates. Our technical teams have degrees in geophysics, geology, petroleum engineering and accounting, and are trained internally in reserves estimations seminars. The technical officer is responsible for consolidating and auditing the reserves estimation process in compliance with the SEC reserves guidelines. The technical officer primarily responsible for overseeing the preparation of our Reserves Report is a member of the Society of Petroleum Engineers, with over 30 years of experience in exploration and production activities. Our reserves estimates are approved by the Oil and Gas Exploration and Production Director.

The reported hydrocarbon reserves were estimated based on professional, geological, and engineering judgment and on information available prior to December 31, 2023. Thus, they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available.

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

About the Independent Reserves Engineers Firm

GaffneyCline has more than 50 years of excellence in energy consulting, with extensive experience in the world’s oil basins in estimating and auditing reserves and resources. GaffneyCline focuses solely on the petroleum and energy industry, and specializes in the provision of policy, strategy, technical and commercial assistance to governments, financial institutions, and national and international oil, gas and energy companies worldwide. The provision of Reserves and Resources assessments is a core component of GaffneyCline’s business. GaffneyCline is fully familiar with the SEC regulations regarding oil and gas reserves (Rule 4-10 (a) of Regulation S-X). GaffneyCline employs a combination of commercial and technical professionals in main offices in the United Kingdom, United States and Singapore, with supporting offices in Argentina, Australia and Brazil. This staff encompasses all upstream technical disciplines (geology, geophysics, petrophysics, reservoir engineering, drilling and completion and development planning / facilities engineering), with midstream and downstream engineering and economics, commercial, legal and business strategy professionals to complement its technical staff.

The Reserves Report covered 99% of our estimated total proved reserves. In connection with the preparation of the Reserves Report, the Independent Reserves Engineers Firm prepared its own estimates of our proved reserves. In the process of the reserves evaluation, the Independent Reserves Engineers Firm did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of the Independent Reserves Engineers Firm that brought into question the validity or sufficiency of any such information or data, the Independent Reserves Engineers Firm did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. The Independent Reserves Engineers Firm independently audited reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition of SEC Regulation S-X Section 210.4-10(a) issued the Reserves Report based upon its evaluation. The Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us. The assumptions, data, methods and procedures used, were appropriate for the purpose served by such report, and the Independent Reserves Engineers Firm used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

Technology used in reserves estimation

The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within five years. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

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

Our estimated proved reserves as of December 31, 2023, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Others

Ecuador

The Company develops the following activities in Ecuador.

Oleoducto de Crudos Pesados

In 2001, the Ecuadorian government awarded to OCP S.A. the rights to build and operate for a 20-year term a 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. The oil pipeline has a transportation capacity of approximately 450,000 barrels per day, of which at least 350,000 barrels per day were committed under transportation agreements that included a “Ship or Pay” clause. Because the oil pipeline runs across ecologically sensitive areas, the pipeline was constructed following stringent environmental and technical standards. The construction of the oil pipeline was completed and began its operations in 2003.

The termination of the pipeline concession contract was scheduled for January 20, 2024, taking into account the extension of the term due to the suspension of contractual obligations resulting from events of force majeure. On this date, OCP was expected to transfer and deliver to the Ecuadorian State all of the shares of OCP S.A. at no cost, along with the titles and rights over the assets of the pipeline. To facilitate this process, a “Termination Committee” was established in 2023 in accordance with the Authorization Agreement signed in 2001. However, in January 2024, a new agreement was executed with the Ecuadorean Ministry of Energy and Mines, extending the operation term until July 31, 2024.

In December 2018, through our subsidiary PEB, we executed an agreement with Agip Oleoducto de Crudos Pesados B.V. to purchase shares representing 4.49% of OCP’s capital stock and subordinated debt issued by us. After satisfying all conditions precedents, the closing of the transaction occurred in June 2019.

In August 2021, through our subsidiary PEB, we executed an agreement with Occidental International Exploration and Production Company for U.S.$5 million for the acquisition of Occidental del Ecuador Inc. (currently Pampa Ecuador Inc.), which holds a 14.15% equity interest in OCP.

In November 2023, through our subsidiary PEB, we executed an agreement with Perenco S.A. and Burlington Resources Oriente Limited for a nominal amount of U.S.$1 for the acquisition of Ecuador Pipeline Holdings, which holds a 4.02% equity interest in OCP.

Finally, in May 2023, through our subsidiary PEB, we executed an agreement with Repsol OCP de Ecuador S.A. to purchase shares representing 29.66% of OCP’s capital stock for U.S.$15 million, adjusted by dividends received for such shares between January 1, 2023 and the closing date of the transaction. After satisfying all conditions precedents, the closing of the transaction occurred in January 2024.

As of the date of this report, our total interest in OCP stands at 63.74%.

Force Majeure Events

On January 28, 2022, a force majeure event occurred due to a landslide causing the rupture of the “Oleoducto de Crudos Pesados” pipeline at KP96+526. OCP S.A. started the repairs and the cleanup and remediation work on the affected pipeline. The crude oil transportation service was restarted on February 7, 2022.

On February 22, 2023, a new force majeure event occurred due to the collapse of the bridge over the Marker River, located in the El Chaco canton, Napo Province. In order to guarantee the continuity of operations and avoid an environmental incident, OCP S.A. stopped pumping crude oil and ordered the complete drainage of the pipeline in KP96+075. Additionally, OCP S.A. notified the Ministry of Energy and Non-Renewable Natural Resources of the event. On March 2, 2023, OCP S.A. resumed the crude oil transportation service.

On March 23, 2024, another force majeure event occurred due to an axial compression of the pipeline at KP 136+404 caused by unpredictable soil conditions at the site, which triggered the rupture of the Heavy Crude Oil Pipeline. OCP S.A.’s contingency plan was immediately activated and, on March 26, 2024, the crude oil transportation service was resumed. As of the date of this report, OCP S.A. is still estimating the cost of this event.

Contingent liabilities of OCP S.A.

Due to the rupture at the KP93 pipeline in 2020, several organizations and natural persons filed a constitutional protection complaint against OCP S.A., as well as the Ministry of Energy, the Ministry of the Environment and Water, Petroecuador and the Ministry of Health, alleging the infringement of several constitutional rights. The safeguard action has been disallowed in the first and second instance by Orellana’s Provincial Court of Justice. As of the date of this annual report, the plaintiffs have filed a constitutional protection proceeding, which has been admitted by the Constitutional Court.

OCP S.A.’s management, together with its legal advisors, have classified an unfavorable ruling as remote; therefore, it has not made any provision for this matter to cover anticipated future expenses or losses.

Bloque 18

On October 31, 2008, our subsidiary Pampa Bloque18 established in the Republic of Ecuador. Teikoku Oil Ecuador and Petroecuador, among others, executed a series of amendatory agreements regulating the operation of Block 18 and Palo Azul Unified Field (the Amendatory Agreements), while the parties negotiated the migration to a new contract modality.

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

Section 9 of the Amendatory Agreements provides that the Ecuadorian government must compensate the terminated parties in an amount equivalent to unamortized investments adjusted by reference to a variable rate and provides for a period of time for the Ecuadorian government and the terminated parties to work out the details of the termination payment.

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

Pampa Bloque18’s participation in the Bloque 18 Consortium is 30% and the final award by the arbitration tribunal corresponding to Pampa Bloque18 stake, amounted to U.S.$176 million (the “Final Award”).

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

Moreover, the Republic of Ecuador has declared and acknowledged within the Arbitration Settlement that (i) such agreement is completely valid and binding for the Republic of Ecuador, (ii) any payment default by the Republic of Ecuador under the Arbitration Settlement will allow the Plaintiff Parties to fully enforce the final award, and (iii) there is no pending obligation remaining by the Plaintiff Parties in relation to the Bloque 18 Consortium’s operations and exploitation.

As a result of the Arbitration Settlement, we have disclosed net profits for U.S.$40 million (Ps. 1,116 million) as of December 31, 2018, consisting of: (i) a profit of U.S.$133 million in consequential damages after writing off the receivable of U.S.$53 million to be recovered from the Ecuadorian Government pursuant to the Amending Agreements, and (ii) a U.S.$93 million loss associated with the agreement to the terms of the tax claims assigned to Pampa Bloque18 in accordance with the Arbitration Settlement.

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

Crude Oil Transportation OCP Agreement

On November 10, 2003, Pampa Bloque18, entered into a “ship or pay” agreement with OCP S.A., whereby it secured an oil transportation capacity of 80,000 barrels per day for a 15-year term (the “OCP Initial Shipper Transportation Agreement”).

The OCP Initial Shipper Transportation Agreement expired on November 10, 2018.

During 2019, Pampa Bloque18 initiated a mediation process together with Petroecuador due to certain breaches of contract related to a transportation agreement signed in December 2008 between Petroecuador and Pampa Bloque18. This process ended with no settlement being agreed between the parties.

On February 17, 2021, Pampa Bloque18 initiated an arbitration process against Petroecuador due to breach of contract by Petroecuador. On August 3, 2022, the Court of Arbitration issued the final award partially upholding the claim for a total of U.S.$ 32.66 million in our favor. As of the date of this report, Petroecuador fully paid the amount awarded.

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

On December 10, 2021, a hydrocarbon spill occurred in the Medanito area, Province of Río Negro, and was contained on the same day. There were no injuries, and no nearby watercourses were affected. Moreover, all work necessary for oil recovery have been performed, and soil and vegetation cleanup is expected to soon be completed. The total amount of the incident is estimated at U.S.$6 million, and Oldelval is making the necessary filings before the insurance companies.

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

During 2023, Oldelval carried out some minor capacity increase and transported an average of 46,000 m3/day. It is worth highlighting that during 2023, Oldelval managed to maintain its transportation service, ensuring operational continuity and a reliable pumping system.

Our Petrochemicals Business

Our petrochemical operations are entirely based in Argentina where we own two high-complexity plants producing styrene, SBR and polystyrene, with a domestic market share ranging between 94% and 100% (per Company estimates). We produce a wide array of products, including among others, octane bases for gasoline, benzene, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, rubber and polystyrene for domestic and foreign markets.

In Argentina, we are the only producer of monomer styrene, polystyrene and elastomers, and the only integrated manufacturer of goods ranging from oil and natural gas to plastics. As part of the effort to integrate operations, we use an important volume of our benzene production to obtain styrene and, in turn, a substantial volume of styrene to manufacture polystyrene and SBR.

The petrochemicals division has the following assets:

•	an integrated petrochemicals complex at PGSM, located in the Province of Santa Fe, with an annual production capacity of 50,000 tons of gases (LPG), which are used as raw material and propellants, 155,000 tons of aromatics, 290,000 tons of gasoline and refined products, 160,000 tons of styrene, 55,000 tons of SBR, 180,000 tons of ethylbenzene and 31,000 tons of ethylene; and
•	a polystyrene plant located in the City of Zárate, Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene.

The following table sets forth main indicators of sales by major product for the petrochemical division in Argentina for the fiscal year ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Technical Information
Sales (in thousand ton):
Styrene (incl. propylene y ethylene)	55	55	57
SBR	43	46	49
Polystyrene	56	58	58
Others	250	262	254

Sales destination
Argentina	71%	69%	63%
Abroad	29%	31%	37%

Styrene Division

In 2023, the monomer styrene sales volume totaled 47,000 tons, which aligns with 2022. Propylene sales volumes increased by 12%, reaching 9,000 tons. Polystyrene sales recorded a 3% decrease when compared to 2022, reaching 56,000 tons, due to a decrease of 2% in domestic sales and 10% in export sales. Finally, in 2023, Pampa sold a total of 43,000 tons of SBR, a figure 6% lower than in 2022, explained by an 11% decrease in exports, mainly to Brazil, offset by a 6% increase in domestic sales. However, there was an increase in exports to the United States and Chile.

Gasoline Reforming Division

Sales of the Reforming division decreased by 5% compared to 2022 due to a decrease of 18% in octane bases, 28% in solvents and aromatics and 13% in propellant volumes. These decreases were partially offset by a 29% increase in gasoline sales. In 2022, 16,000 tons of bases and naphthas were dispatched as toll processing, not recorded as volume sold. The annual scheduled plant shutdown took place in November 2023, preventing the processing of the total raw gasoline volume received during the last months of the year.

Our Holding and Other Business

Our holding and other business segment is comprised, among other holdings, of our direct and indirect interest in TGS and Transener.

Our Interest in TGS

TGS is the most important gas transportation company in Argentina and operates the largest pipeline system in Latin America. It is also a leading company in producing and commercializing NGL for domestic and export markets, conducting this business from the General Cerri Complex located in Bahía Blanca, Province of Buenos Aires. TGS provides comprehensive solutions for natural gas and telecommunications, through its controlled company, Telcosur. As of December 31, 2023, Pampa holds a 26.5% interest in TGS.

Description of TGS’ Business Segments

Regulated Segment: Gas Transportation

Revenues generated by this segment result mainly from firm natural gas transportation agreements, whereby the gas pipeline capacity is reserved and paid for irrespective of its actual use. TGS provides interruptible services, where gas transportation is subject to the gas pipeline’s available capacity. Moreover, TGS provides operation and maintenance services for assets allocated to the natural gas transportation service for the expansions fostered by the Federal Government and held under trusts created for such effects. For this service, TGS receives the CAU, which is set by ENARGAS.

In constant terms, as of December 31, 2023, annual revenues generated by this segment amounted to Ps. 99,052 million, representing 22% of TGS’s total revenues. These revenues evidence a 22% decrease compared to 2022, mainly explained by tariff updates lagging behind inflation, producing a significant negative impact on the segment. It is worth recalling that in 2023 transportation contracts on a firm basis accounted for 81% of revenues from sales in this segment, compared to 84% in 2022. As of December 31, 2023, the total capacity hired on a firm basis amounted to 83.1 million m3 per day, with an approximate weighted average life of 10.5 years. In 2023, natural gas average daily injection into the system operated by TGS amounted to 73.4 million m3 per day, a 2% increase compared to 2022. This injection includes contributions from the Austral, Golfo San Jorge and Neuquina Basins, and gas entering the GPNK in Salliqueló.

In 2023, 184 new contracts were executed, 67 for interruptible transportation services and 117 for exchange and displacement services.

Non-Regulated Segment: Production and Marketing of Gas Liquids

Unlike gas transportation, liquids production and commercialization are not regulated by ENARGAS. In 2023, revenues from this segment amounted to Ps. 265,413 million, 18% lower in real terms than those recorded in 2022. The decrease is mainly due to the fall in international reference prices and the negative variation in the real FX rate. Improved ethane prices partially offset these effects.

Liquids production and commercialization activities are carried out at the Cerri Complex, located close to the City of Bahía Blanca and supplied by all of TGS’s main gas pipelines. Ethane, propane, butane and natural gasoline are recovered at this complex. TGS sells liquids in both domestic and foreign markets. In the domestic market, propane and butane are sold to reseller companies. These products and natural gasoline are sold at international reference prices in the foreign market. Moreover, ethane is sold to Polisur at a price agreed between the parties.

In 2023, the total sold volume amounted to 1,129,186 ton, similar to 2022, of which 32% was exported. Out of the total sales destined for the domestic market, 80% were made at U.S.$-denominated prices or with a U.S.$-based adjustment clause.

As for the foreign market, there is an export tax on liquids in effect, which during 2023 remained at an 8% rate (DNU No. 488/20). Besides seaborne exports, TGS makes sales by land to neighboring countries, with lower volumes than those by sea, allowing TGS to capitalize on a higher operating margin. In 2023 and 2022, propane and butane overseas deliveries were made in the spot market, seizing opportunities related to different market niches and allowing for a considerably increased fixed premium. As for natural gasoline, during 2023 and 2022, sales were only made through contracts.

Regarding the domestic market, in 2023, TGS continued participating in the Household Gas Bottles’ Program and the Propane for Grids Agreement with regulated prices. By participating in these programs, TGS is forced to sell at prices ostensibly lower than market prices, and the Federal Government is required to reimburse TGS an Ps.-denominated economic compensation, which is currently being collected with delays. Outside these programs, TGS sold 158,794 tons of propane and 1,290 tons of butane, mainly to the reseller market and, to a lower extent, to the industrial, propellant and automotive markets.

In 2023, TGS continued selling ethane under the long-term agreement executed with Polisur in September 2018. Trade patterns were modified in 2020, with improvements in the ToP clause to be met annually, guaranteeing TGS a gradual increase in sales volumes over the first five years of the contract. In 2023, the volume of ethane sold to Polisur experienced a rise, totaling 394,370 tons compared to 329,232 tons in 2022.

In 2023, LPG continued to be sold by land, with the dispatch of 379,544 tons of own product, compared to 390,914 tons in 2022. Faced with the impossibility of using its dock, in May 2021, a contract was signed with Compañía Mega S.A. to provide LPG tanker loading dispatch services, effective until December 2023.

As for gas arriving at the Cerri Complex for processing, a slight increase was recorded, due to higher quantities from the Neuquina Basin, offset by the decrease in gas from the Austral Basin. In line with this, U.S.$-denominated natural gas prices decreased by 7% when compared to 2022.

Non-Regulated TGS’ Segment: Other Services

The midstream segment is not subject to ENARGAS regulation. In this segment, TGS provides services mainly including treatment, impurity separation and gas compression, gas extraction and transportation in fields, construction, inspection and maintenance of compression plants and gas pipelines, and steam generation services to produce electricity. This segment also includes revenues from telecommunication services provided through the subsidiary Telcosur.

This segment represented 20% of TGS’s total 2023 revenues, experiencing a 44% increase in real terms compared to 2022, mainly due to natural gas transportation and conditioning services at Vaca Muerta. These effects were partially offset by the impact of the restatement of inflation-adjusted revenues at the end of 2023, which was higher than the Ps. devaluation.

The infrastructure for midstream services is supported by the gathering gas pipeline in the Vaca Muerta formation, with a transportation capacity of 60 million m3 per day and a treatment plant in Tratayén. In August 2023, TGS completed the 32-km expansion works in the northern section of the gathering pipeline, crossing the Los Toldos I Sur - El Trapial blocks, requiring an approximate U.S.$60 million investment. By the end of 2023, the gathering pipeline will reach a total length of 182 km. During the first half of 2023, TGS completed the works for the installation of two modular gas conditioning plants using Joule-Thomson technology. Each plant has a 3.5 million m3 per day natural gas capacity, and a gasoline stabilizer tower was incorporated at the Tratayén plant. With a U.S.$22 million investment, the current natural gas treatment capacity amounts to 14.8 million m3 per day.

In addition, TGS began works to install two conditioning plants, each with a capacity of 6.6 million m3 per day, which will require a total estimated investment of U.S.$320 million. The plants are expected to be operational in the third quarter of 2024. These projects will expand service capacity in the Vaca Muerta System, improving TGS’s return on investment and guaranteeing the evacuation of producers’ gas volumes. These modules are convertible to processing modules with low additional investment, scaling up the processing business in the Neuquina Basin.

Finally, regarding telecommunication services, in 2023, Telcosur signed new agreements that allowed it to increase its sales capacity and strengthening TGS’s operations.

Our Interest in Transener

Transener is the leading company in Argentina’s utility service of high voltage electric energy transmission. It holds a concession over 15,409 km of transmission lines and 60 transforming stations, directly operating 86% of the country’s high-voltage lines. In turn, its controlled subsidiary Transba is in charge of the concession of 6,982 km of transmission lines and 112 transforming stations, the Main Distribution Transmission System of the Province of Buenos Aires. Transener also generates additional revenues from, among others, the operation and maintenance of the fourth line, and services provided to third parties.

Pampa holds 50% of CITELEC’s capital stock, which in turn owns 52.65% of the capital stock of Transener. The remaining 50% of CITELEC’s capital stock is held by ENARSA.Transener’s Class B common shares are listed on the BASE, and the remaining 47.3% of Transener is held by minority public shareholders and the ANSES.

Transener was privatized in July 1993, when CITELEC was awarded the Argentine Government’s controlling stake in Transener. On August 5, 1997, Transener acquired 90% of Transba’s capital stock, when the Province of Buenos Aires privatized the company’s capital stock on August 5, 1997.

Operation and Maintenance

The extra high voltage power transmission grid, operated and maintained by Transener, faces considerable yearly demands. A new record-breaking demand for power capacity was set on March 13, 2023, reaching 29,105 MW, 3% higher than the maximum peak recorded in 2022.

Despite the burdens placed on the grid, service quality has remained within acceptable standards for a company like Transener. At the end of 2023, 0.34 failures per each 100 km line were recorded, consistent with international parameters accepted for companies operating and maintaining extra high voltage transmission systems.

Business Development

Electricity transmission system’s expansion plan

On June 9, 2023, the SE approved the high voltage transmission system’s expansion plan and the enhancement of existing transforming stations to strengthen the electricity transmission system, avoid restrictions on demand, optimize generation dispatches and guarantee a greater presence of renewable sources in the energy matrix (SE Res. No. 507/23).

The plan seeks to increase the country’s high voltage lines by 4,720 km and the transformation capacity by 13,770 MVA, with a total estimated investment of approximately U.S.$5 billion. Works were classified into 3 priority levels, the most critical area being the AMBA, together with the Charlone-Plomer corridor and the strengthening of the Puerto Madryn - Choele Choel - Bahía Blanca Patagonian corridor. The first stage seeks to provide 2,200 MW of renewable generation. The second stage includes the Rodeo-Chaparro-La Rioja, Río Diamante-Charlone lines, the second Patagonian corridor from the Province of Santa Cruz, and the addition of transformation capacity in the country’s northeastern area. The last stage of the plan will add more lines in central and northern Argentina, as well as transforming stations.

Engineering services, works and maintenance

Transener focuses on projects leveraging its competitive advantages, prioritizing interventions in 500 kV and 132 kV systems. During 2023, progress was made in renewable energy projects, focusing on additional services such as installing production and demand monitoring systems. In addition, engineering counseling was provided for transforming stations in new wind farms.

Since its inception, Transener has been committed to operating, maintaining and providing specialized electricity transmission services to private customers, either for exclusive use or linked to public utilities, as independent transporters. Tasks performed include the replacement of transformers and bushings, oil analyses, specialized diagnostics, fiber optic repair, electric and magnetic field measurements, implementation of automated systems and maintenance of both lines and transforming stations, among other services.

Transener has maintained a transparent remuneration policy in all contractual agreements, most of which have been continuously renewed since their commencement, thus reflecting the quality of the service provided and its customers’ high satisfaction level.

Communications

In 2023, Transener continued to offer specialized infrastructure services to several communication companies, including the assignment of dark fiber optics over its system and renting space in microwave stations and their antenna-supporting structures. The growing demand for these services resulted in revenues, driven by the volume of services provided and commercial conditions. Transener continues to provide specialized support services for WEM agents’ operational communications and data transmission.

Enecor

Pampa holds a 70% interest in Enecor, an independent power transportation company which provides operation and maintenance services, by subcontracting Transener, for 21 km of 132 kV double-triad electricity lines from the Paso de la Patria transforming station, in the Province of Corrientes. It is under a 95-year concession, which expires in 2088.

Quality, Health, Safety and Environment

We are committed to developing our businesses with the highest quality, safety, environmental and labor health standards for personal welfare, environmental care and energy efficiency. We want to meet current needs without compromising future generations, pursuing sustainable development.

At the end of 2021, we updated our QHSE Policy toward a new integrated management policy, reinforcing the commitments to the health, well-being and safety of individuals, the environment and our stakeholders. Its scope incorporates the efficient use of energy and natural resources, the reliability and integrity of our facilities and operations, and our assets’ management optimization. The new policy reaffirms that integrated management is an essential part of our operations and includes ten management principles that guide its simple and agile implementation.

In 2023, we continued moving forward with management programs in all its operations, training the staff under integrated management and strengthening our culture in QHSE aspects.

Quality

We further our management quality using ISO standards and the Argentine national quality prize model, seeking continuous improvement. We apply methodologies such as the operational risk management matrix (RMM), the QHSE performance cycle, certified management systems administration and daily management quality.

We apply the RMM to reduce the risks inherent in our operations. In 2023, we conducted the second RMM cycle, assessing all our assets. After implementing the improvement plans resulting from the first assessment in 2020, we included new risks in this cycle, with more integrated and demanding criteria, achieving a 5% reduction in major risk detection. In the digital area, we obtained the national quality award in digital transformation management at our generation business, a valuable recognition of leadership, management and results in this field.

We achieved several of the QHSE goals set in 2023. We maintained ISO 9001 (quality management), 14001 (environmental management) and 45001 (occupational health and safety) certifications in all businesses and ISO 55001 (asset management) in all power plants, and expanded ISO 50001 certification to CTPP, CPB and CTIW. In addition, we continued implementing improvements in QHSE applications, such as the preventive behavioral observations and the findings and improvements system. We offered QHSE training courses via the Company’s digital training platform.

Finally, since 2013, outstanding improvement practices at Pampa have been selected to participate in the annual national meeting of the Argentine Society for Continuous Improvement (Sociedad Argentina Pro-Mejoramiento Continuo, SAMECO) to share our experiences and knowledge. In the 2023 annual meeting, we presented the DAP (process anomaly detection) system in CTGEBA.

Safety

In 2023, we continued developing initiatives to improve safety management and performance. We reinforced research training and improved applications such as SIHAM (Integrated Findings and Improvements System, used for preliminary anomaly reporting) and QHSE Alerts (for communicating lessons learned during accident investigation, turning them into preventive measures).

The following strategic initiatives were continued and developed:

•	Field control: methodology to verify different QHSE preventive practices (golden rules, environmental principles, facilities conditions, operational, legal compliance, etc.) by asset leaders and their reports, supplemented with preventive behavioral observations;

•	Services procurement management: in line with the Integrated Management Policy, QHSE requirements for service procurement and performance and contractor evaluation are reviewed, ensuring that they are compatible with the Company’s standards;
•	Process risk management: procedural training for engineering and QHSE professionals in all Pampa’s operating processes, classifying process incidents, management through indicators, alarm management and business continuity plan;
•	Preventive management program and visible leadership in QHSE, aiming to build an organic plan for Pampa seeking to make QHSE part of the day-to-day business. Leaders are empowered, appropriate behaviors are promoted, and a ‘natural’ maturity is achieved under 3 axes: leadership, communication and participation, and learning; and
•	In 2023, we worked on a tool to manage work permits digitally, a project that will be implemented in 2024.

In industrial hygiene, we improved the chemical, physical and ergonomic risk maps submitted to the new ART. Additionally, we continued with the carcinogenic substances and compounds surveillance system established by the Superintendence of Labor Risks.

Environment

We pursue sustainable development in line with the Principles of the United Nations Global Compact and have been signatories since 2019. We are committed to protecting the environment and endeavor to rationalize natural resources in each project by applying proper and economically viable technologies.

In 2023, we implemented the corporate Environmental Principles standard, reinforcing its application and dissemination through digital forms facilitating field observations. These forms are aligned with the Sustainable Development Goals (“SDG”) 4, 6, 7, 8, 9, 12, 13 and 17. Moreover, we have participated in “Connecting Companies with the SDG” for the fourth consecutive year. This program, organized by the Consejo Empresario Argentino para el Desarrollo Sostenible (“CEADS”) and Ernst & Young Argentina, focuses on consolidating the role of companies in the 2030 Agenda. The most prominent initiatives we presented have contributed mainly to SDG 4: “Quality education” and SDG 7: “Ensuring access to affordable, reliable, sustainable and modern energy” evidencing our commitment to sustainable development.

Regarding our emissions and energy inventory, in 2023, we achieved external verification and worked on identifying actions and projects to reduce our footprint, such as the study to reduce CO2 emissions in venting and carbon capture in our fields. At PGSM, we continued the leak detection practice using infrared cameras, allowing quick scanning, maintenance action, and work environment optimization. We also collected travel information from our employees to begin calculating Scope 3 emissions. In 2023, we implemented the eco seals program at our corporate headquarters. In 2024, we will attend the final audit conducted by the government of the City of Buenos Aires’ Environmental Protection Agency. We have conducted training and updating sessions on climate change jointly with the Camara De La Industria Quimica Y Petroquimica (CIQYP): “The chemical industry and climate change in Argentina” and “Sustainability in the petrochemicals business: climate change and carbon footprint” with more than 50 participants.

To improve water resource management, in 2023, we conducted a risk assessment in each of our operating sites.

In addition, in 2023, we participated in ECOVADIS, obtaining a silver medal for our performance, and received outstanding scores in CDP’s climate change and water security surveys.

Response to Emergency

We adopted preventive measures to promptly and effectively respond to emergencies. We perform periodic drills to promote established practices and incorporate improvements into the integrated management system.

In 2023, we completed an analysis to align all sites to the corporate contingency management standard. We also developed and published the corporate standard for rope rescue and operations.

Moreover, we completed the fire protection systems’ survey, ensuring their correct operation and response capacity. We implemented the incidents command system through theoretical and practical training and collaborated with local organizations in relationship-building and training activities.

Occupational Health

We have a team of nurses, doctors and nutritionists to prevent factors that affect health and safety at work and contribute to a healthy work environment (SDG 3).

During annual medical check-ups, we identify specific needs and design health programs according to the risk groups surveyed. We continued with the Policy on Alcohol, Drugs and Psychoactive Substances with a focus on safety through training and preventive health check-ups. In addition, more than 8,400 alcohol and psychoactive substances tests were performed.

We also continued offering training in Cardiopulmonary Resuscitation, first aid, physical activity and vaccination campaigns. We continued with the cardioprotection program per international standards, being recertified as a cardiac protected company. Moreover, talks on addictions, smoking cessation, depression, stress management, skin cancer prevention, childcare, healthy eating and heart care were organized with professionals. We carried out vaccination campaigns, nutrition proposals and bromatological audits.

We also reinforced the SUMA Bienestar program that is centered on our employees’ personal life and physical, emotional, labor and financial wellness. In collaboration with the Wellness Latina Group, we maintained the employee assistance program for confidential professional counseling.

We are a blood-donation-friendly company; therefore, together with the Foundation, we continued promoting on-site employee voluntary blood drives in 2023. In addition, we have a breastfeeding space at our corporate headquarters.

Corporate Responsibility

Social investment is part of a strategic model for building relationships with our stakeholders, led jointly with the Foundation. With a solid commitment to society, we implement programs and actions geared at improving individuals’ quality of life, strengthening education and enhancing the capabilities of the institutions in the communities where we operate.

To support community development and set clear, measurable and assessable goals and interventions, we have framed our social investment strategy on three axes:

•       Education: an essential element for individuals’ growth and autonomy and a necessary condition to access professional and work training;

•       Employability: a driver for the effective development of individuals in the short term and communities in the medium and long term; and

•       Social inclusion: a trend enabling opportunities and resources for individuals to actively participate in social, environmental, cultural and economic activities in their communities.

Accompaniment in educational paths

We support the completion of technical secondary education and ease teenagers’ transition into university and college in the Provinces of Neuquén, Salta, Mendoza, Buenos Aires and Santa Fe. Our scholarship grantees receive financial support, accompaniment, training and educational outings, and the possibility of exploring formal work environments, providing them with a sharp vision of future career opportunities.

In 2023, we accompanied 1,291 students, including 990 students in the last three years of technical secondary schools and 301 university and college students. As of December 2023, 296 high school and 35 university students from courses associated with our businesses, mainly engineering, had graduated from the program.

We also provided tools to 817 teachers and school authorities, who implemented their learnings with more than 20,000 students. Additionally, we continued strengthening the Foundation’s Schools Network, with the participation of 17 technical schools and 146 educators. We held three teacher training events open to the public, where more than 310 people participated live in the “Expansive Wave” dialogs facilitated by education leaders such as Lila Pinto and Rebeca Anijovich, among other distinguished speakers.

As part of our commitment to improve educational institutions, we contributed Ps. 83 million to equip and refurbish schools, universities and training centers of the communities where we operate.

Labor placement training

We conduct professionalizing practices, first-job workshops and training spaces for secondary, college and university students. Their goal is to consolidate, integrate, and expand knowledge and capabilities that match the students’ training profile, thus promoting their employability. In 2023, we offered different experiences to more than 1,400 young students.

Thanks to internal internships and partnerships with other entities, we continued fostering more than 500 professionalizing practices for students in the last years of technical schools. We developed the program in all of Pampa’s assets for 181 students from 19 technical schools, totaling 18,905 theoretical and practical training hours. We also allied with Siemens Foundation, Plaquipi and 500RPM to bring professionalizing practices in renewable energy to more than 250 students. At our corporate headquarters, we conducted World of Work Approach Activities for 52 high-school students who performed an average of 50 hours of practice and training in the Company.

Together with the Neuquén’s Ministry of Government and Education and in partnership with other companies, we have organized employability workshops for the second consecutive year. More than 500 5th and 6th-year students at secondary technical schools in the City of Neuquén, Plottier and Centenario have attended these workshops. We held the Employability Meeting with the AcercaRSE group for 318 students from technical schools in Zárate, Campana and Lima. We also offered a resumé preparation and employability workshop for 94 students in Marcos Paz. Finally, at the university and college levels, we facilitated 200-hour supervised professional practices and internships for 6 scholarship grantees from universities and colleges in Salta.

Local Assessment and Development of Community Impact Projects

In 2023, we continued implementing 29 action plans, launched in 2022, geared toward the community, suppliers and local governments. We also conducted seven workshops with more than 60 leaders.

Skills training and support to productive undertakings

We continue fostering productive activities development and employment creation through courses on job skills for profiles associated with our business or in demand in the community and support effective undertakings generating social and/or environmental benefits.

Enhancement of local organizations

We assist in improving organizations’ institutional management by contributing and supporting projects.

Volunteering Actions

We promote volunteering activities of our employees in the communities where our assets are located. We currently have 10 active volunteering committees with 138 members. Committee members in each asset meet periodically to define activities and action plans in coordination with local strategic partners. In 2023, we provided training to 101 volunteers together with Creer Hacer, addressing topics such as leadership from a social service standpoint and new tools for designing community projects to strengthen and professionalize their roles. We fostered 30 actions with the participation of 1,870 volunteers who devoted more than 13,000 hours to humanitarian activities.

Professional volunteering

We encourage employees’ involvement and participation in activities, putting their specific skills and expertise into action to support causes, projects and organizations through counseling, technical talks and technical-professional knowledge.

Annual campaigns

In 2023, we performed 6 editions of the Blood Donation Drive in the City of Buenos Aires, Bahía Blanca, Salta and Neuquén, in partnership with local organizations encouraging voluntary blood donation, reaching 143 actual donations, with an impact on up to 572 lives.

Additionally, we conducted a school supplies and toy drive for 520 children and youngsters. In the winter, we carried out the “Together Against Cold Weather” campaign in Salta, Neuquén, Buenos Aires, Santa Fe and Mendoza, where we held cooking workshops, made polar blankets and collected donations, benefiting 12 organizations that support 409 people in vulnerable situations.

We also celebrated Children’s Month by driving a recreational proposal for more than 200 children from Piedra del Águila and Paraje Naupa Huen, Neuquén. Our volunteers shared an afternoon with children from Casa de Abrigo in Zárate, painting flowerpots made by the Renaciendo Civil Association.

Finally, we joined the annual “Solidarity Christmas Eve” campaign. In November and December, 367 teammates prepared 1,300 bags of food and gifts for families from more than 35 organizations in the communities where we operate.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects. Capital Expenditures”.

Seasonality

See “Item 5. Operating and Financial Review and Prospects-Factors Affecting Our Results of Operations-Electricity Demand and Supply”.

Property, Plant and Equipment

Most of our property is located in Argentina, mainly consisting of power plants (thermal plants, hydroelectric complexes and wind farms), oil and gas assets that allow us to explore and exploit oil and gas reserves (mainly wells, facilities and pipelines), petrochemical industrial complex, and corporate office buildings.

Insurance

In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance. As of December 31, 2023, the total generation assets covered under these policies are valued at U.S.$6,456 million.

In our oil and gas business, we carry full insurance, including business interruption and general liability insurance. As of December 31, 2023, the total oil and gas assets covered under these insurance policies are valued at U.S.$823 million.

In our petrochemical business and distribution business, we also carry full insurance, including business interruption and general liability insurance. As of December 31, 2023, the total assets covered under insurance policies are valued at U.S.$1,417 million.

Patents and Trademarks

None of our commercial activities are conducted under licenses granted by third parties.

THE ARGENTINE ENERGY SECTOR

Electricity Regulatory Framework

Overview

Until 1990, virtually all of the electricity supply in Argentina was controlled by the public sector. In 1991, the Argentine Government undertook the privatization of state-owned electricity generation, transmission and distribution companies. In January 1992, the Argentine Congress enacted Law No. 24,065 (the “Regulatory Framework Law”), which established guidelines for the restructuring and privatization of the electricity sector. The ultimate goals of the privatization process was to reduce electricity tariffs and improve the quality of the electricity supply service through competition. The Regulatory Framework Law, which continues to provide the framework for regulation of the electricity sector, distinguished between the generation, transmission and distribution of electricity as separate businesses and made each subject to its own regulatory framework.

The Public Emergency Law combined with the devaluation of the Peso and high rates of inflation had a severe effect on public utilities in Argentina. Because public utilities were no longer able to increase tariffs, inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness under the Convertibility Law Nº 23,928 regime and, following the devaluation of the Peso, the debt service burden of these companies increased sharply, which led many of them to suspend payments on their foreign currency debt in 2002. This situation caused many Argentine electricity generators, transmission companies and distributors to defer making further investments in their networks. As a result, Argentine electricity market participants, particularly generators, operated at near full capacity, which led to insufficient supply to meet a growing national energy demand.

To address the above-mentioned electricity crisis, the Argentine Government has repeatedly intervened in and modified the rules of the WEM, creating a huge structural deficit in the operation of the WEM. In that sense, and to increase the electric power supply, the Argentine Government established several programs (FONINVEMEM projects, Energy Plus Program, among others), which evidenced a decision by the Argentine Government to take a more active role in promoting energy investments in Argentina. The Argentine Government additionally continued to implement various measures in order to regulate the operation of the WEM and of the intervening agents.

In December 2015 and 2019, the state of emergency with respect to the national electricity system was declared. The state of emergency allowed the Argentine Government to take actions designed to guarantee the supply of electricity in Argentina such as instructing the ME&M to elaborate and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system and rationalize public entities’ consumption of energy. The Argentine Government continued its intervention in the energy sector and measures allowing its return to normal are still pending.

On December 16, 2023, Decree No. 55/23 declared the emergency of the national energy sector until December 31, 2024, comprising energy generation, transmission, distribution and the transmission and distribution of natural gas. The decree instructed the SE to take the necessary measures in order to: (i) define new mechanisms to set up competitive and free prices in the energy sector; and (ii) guarantee that energy and natural gas transport and distribution utilities can have the necessary incomes to provide adequate services and investments.

The abovementioned decree ordered the intervention of ENRE and ENARGAS and the execution of new procedures for the election of the members of their boards. Res. SE No. 1/23 and Res. ME No. 5/23 appointed the new controllers for the ENRE and ENARGAS, respectively.

Moreover, Decree No. 55/23 defined new administrative procedures for the determination of new energy and natural gas tariffs schemes. Following the decree, both ENARGAS and SE issued resolutions calling for public hearings for the analysis of the new tariffs and subsidies schemes.

On December 20, 2023, the PEN issued Urgency and Necessity Decree No. 70/2023, declaring once again a state of public emergency with respect to economic, financial, fiscal, administrative, pension, tariff, health and social matters until December 31, 2025. Among other measures, the Decree empowered the SE to (i) redetermine the electricity and natural gas subsidy structures on the basis of the end users’ household income, (ii) calculate the cost of basic consumption on the basis of the rates at each supply point, and (iii) define mechanisms in connection with the allocation of subsidies and their collection by users.

The Decree also introduces a series of amendments to different laws, such as amendments to Law No. 19,550 and Law No. 23,696, establishing that state-owned companies shall be subject to state supervision, and providing that the national state shall not be granted any public law prerogatives or advantages with respect to companies in which the national state is a shareholder. In addition, the Decree introduces amendments and repeals a number of existing laws, such as (i) Law No. 27,545, which established certain rules for the display of products on store shelves, (ii) Law No. 20,680, which granted the Secretary of Commerce the ability to impose severe regulations and penalties relating to supply and distribution of goods, and (iii) Law No. 27,221, which set forth new rules applicable to real estate lease agreements executed for touristic purposes.

Decree No. 70/2023 became effective on December 29, 2023. The Decree is subject to review by the National Congress and could be left without effect in case that both chambers of congress decide to reject it. As of the date of this report, the Decree No. 70/2023 was rejected by the Senate, and review by the House of Representatives (Cámara de Diputados) is still pending. In addition, it is currently the subject of several challenges in Argentine courts. In this respect, it is not possible to predict whether Decree No. 70/23 will remain in force in the future, or whether the current administration will issue new decrees or regulations that could impact our business.

Recently, the Government held public hearings to establish new tariffs for energy transport and distribution, natural gas price and natural gas transport and distribution. Upon its conclusion the Government issued the relevant resolutions which increased the natural gas price and the abovementioned tariffs, cutting off a significant portion of subsidies.

Regulatory Authorities

As of the date of this annual report, the principal regulatory authorities responsible for the Argentine electricity market are:

(1) the Ministry of Economy, which assumed responsibility over the SE;

(2) the ENRE; and

(3) CAMMESA.

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

Since March 16, 2020, the Executive Branch has successively ordered the intervention of the ENRE. As indicated on the previous chapter, Decree No. 55/23 ordered a new intervention on the ENRE and ENARGAS, cancelled the procedures for the election of the members of their boards and instructed the commencement of new procedures.

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

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the SIN. Generators are subjected to the scheduling and dispatch rules set out in the regulations and managed by CAMMESA. Privately owned generators may also enter into direct contracts with distributors or large users. However, this possibility was suspended by SE Resolution No. 95/2013, which in this respect, remains in effect except for the Energy Plus Program and, as of 2017, renewable energy supply contracts. As of December 31, 2023, Argentina had a nominal installed capacity as reported by CAMMESA of 43.8 GWh. In 2023, thermal generation generated 73,018 GWh (52%), hydroelectrically energy generated 38,514 GWh (27%), renewable energy generated 20,085 GWh (14%) and the nuclear energy generated 8,963 GWh (6%). In 2022, imports amounted to 6,214 GWh and exports to 98 GWh.

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

Distributors

Distributors are companies holding a concession to distribute electricity to consumers. Distributors are required to supply any and all demand of electricity in their exclusive areas of concession, at prices (tariffs) and conditions set forth in regulations. Penalties for non-supply are included in the concession’s agreements. The three distribution companies (Edenor, Edesur and Empresa Distribuidora La Plata S.A. (“Edelap”)) divested from Servicios Eléctricos del Gran Buenos Aires (“SEGBA”), represent more than 41% of the electricity market in Argentina. Only a few distribution companies (i.e., Empresa Provincial de Energía de Córdoba, Empresa de Energía de Santa Fe and Energía de Misiones) remain in the hands of the provincial governments and cooperatives. Edelap has been transferred to the jurisdiction of the Province of Buenos Aires.

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

In October 2019, through SRRYM No. 38/19, the spot price at the WEM was established at 720 Ps./MWh. In May 2021, the spot price at the WEM was raised to 930 Ps./MWh (SE Res. No. 748/21). The spot price was regularly increased, on February 2024, Res. SE 5/24, fixed the spot price in 7,534 $/MWh.

With respect to the remuneration for legacy generation capacity, the remuneration scheme established by SEE Res. No. 19/17 remained in force until February 28, 2019. From March 1, 2019 to January 31, 2020 SRRYME Res. No. 1/19 was in effect, and, beginning on February 1, 2020, SE Res. No. 31/20 came in effect. As of February 2021, SE Resolution No. 440/21 increased the values defined in SE Res. No. 31/20 by 29%. It also repealed the automatic adjustment mechanism included in SE Resolution No. 31/20.

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

In the case of the remuneration of thermal generation, the differential remuneration for motor-generator technology with a capacity of less than 42MW was eliminated. In addition, the remuneration scheme during peak thermal demand hours (both for thermal and hydroelectric generation) was replaced by a differentiated remuneration scheme during peak hours. The new scheme recognizes a remuneration equivalent to two times the value corresponding to the current price for energy generated, applicable from 18:00 to 23:00 every day during December, January, February, June, July and August, and one times such value for the same hours of the day for March, April, May, September, October and November.

In September 2023, SE Res.750/2023 established a 23% increase in the remuneration to be applied as of September 2023. Then, in October 2023, SE Res. 869/2023 updated the value of remuneration for spot generation with a 28% increase for November 2023. Finally, SE Resolution No. 9/24 approved a 74% increase as of February 2024.

See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework.” Upon the entry into force of Plan Gas.Ar, Resolution SE No. 354/2020 established that the thermal power plants should cover the costs related to the supply of the natural gas volumes under such scheme and other associated costs including the costs of the “take or pay” obligations under natural gas supply contracts, import costs and duties, and transport costs, among others.

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

The generators excluded from the centralized fuel supply by CAMMESA (i.e., power plants under the Energy Plus Program or with PPAs under SEE Resolution 287/17) may operatively assign the volumes and transport capacity that they have contracted. If they proceed with such an assignment, they will enter in the third category, on the contrary if they don’t execute the assignment, they will enter in the fifth category.

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

Resolution SEE 1085/17 established a new scheme for the distribution of the energy transport cost to the final user and generators. Moreover, SRRYME, through Resolutions No. 2/19 and No.7/19, defined the methodology for such distribution and its inclusion in the seasonal price. Even though the latest resolutions defining the seasonal prices increased the energy transport costs, as of the date of this annual report, seasonal prices approved by the SE do not cover all sector costs.

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

On May 28, 2022, SE Res. No. 405/22 increased the seasonal energy prices for general and residential users in 36.6% and 26.1%, respectively, applicable as of June 1, 2022. Capacity reference prices were not increased.

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

On April 29, 2023, SE Resolution 323/23 approved the winter seasonal schedule (May - October 2023), which included the following changes: (i) creation of a new demand category “public lighting”; (ii) reduction by 31% of subsidies for GUDIs that are public health and education institutions; (iii) removal of subsidies for residential demand 1; (iv) maintenance of transportation reference prices; and (v) establishment of a new spot price of $2691/MWh starting May 2023.

On July 26, 2023, SE Resolution 612/23 approved the winter seasonal reprogramming (August - October 2023), which included: (i) 90% reduction in capacity and energy reference prices for GUDIs; (ii) 6% increase in energy reference prices for GUDIs, level 1 residential clients and level 3 residential clients; (iii) 17% increase in energy reference prices for GUDIs that are public health and education institutions; (iv) 33% increase in PEE for public lighting; (v) maintenance of transportation reference prices; and (vi) establishment of a new spot price of $3767/MWh.

On November 2, 2023, SE Resolution 884/23 approved the summer seasonal programming (November 2023 – April 2024), with the following changes: (i) 9.35% decrease in seasonal energy prices for GUDIs > 300 Kw, level 1 residential clients, and level 3 residential clients from November 2023 to January 2024 and (ii) 9.48% increase in seasonal energy prices for the same categories from February to April 2024.

On February 5, 2024, SE Resolution No. 7/2024 approved the summer seasonal reprogramming (February – April 2024) and established a new segmentation of distributors’ demand with only two categories: (i) “residential” (level 2 and 3 up to a consumption of 400 kWh per month); and (ii) “the rest”. The POTREF for the “The Rest” category was increased by 3,252.61%. The PEE prices for the former categories included in the “The Rest” segment were increased by 117% to 186%. Additionally, new unsubsidized POTREF ($2,682,088/MW-month) and PEE prices were sanctioned ($46,018/MWh; $44,401/MWh and $43,473/MWh depending on the hour of the day).

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

Revenues from the Electric Power Generation Activity

Our revenues from the electric power generation activity come from: (i) sales to the Spot market pursuant to the provisions applicable within the WEM administered by CAMMESA; (ii) sales contracts with large users within the MAT (Resolutions No. 1,281/06 and No. 281/17); and (iii) supply agreements with CAMMESA (Resolutions No. 220/07, No. 21/16, No. 287/17 and RenovAr Programs). Furthermore, energy not committed under sales contracts with large users within the MAT and with CAMMESA are remunerated at the Spot market.

Due to the indebtedness of distributors and budgetary constraints from the National Government to cover the subsidies in the electricity sector, on March 18, 2024, the SE modified the payment order under the WEM, prioritizing the payment to transporters over generators.

Remuneration Scheme for Generation Not Covered by Contracts

SE Res. No. 31/20: February 2020- January 2021

SE Res. No. 31/20 was published on February 27, 2020, modifying certain aspects of the remuneration scheme set forth by SRRYME Res. No. 1/19, effective as of February 1, 2020. The new resolution converts the entire remuneration scheme into local currency at an exchange rate of Ps.60/U.S.$ and establishes an update factor beginning in the second month of its application, which follows a formula consisting of 60% CPI and 40% IPIM. However, on April 8, 2020, the SE instructed CAMMESA to postpone the automatic application of the above-mentioned adjustment formula until further notice.

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

Note: * Assumes an exchange rate of Ps.60/U.S.$.

With regard to the remuneration for the offered guaranteed power capacity, the following scheme remains in effect:

Period	Capacity’s Base Price (Ps-/MW-month)	Variation vs. SRRYME Res. No. 1/19*
Summer (December - February) and Winter (June - August)	360,000	-14%
Other (March - May and September - November)	270,000	-18%
Internal Combustion Engines ≤ 42 MW, summer/winter	420,000	-
Internal Combustion Engines ≤ 42 MW, other	330,000	-

Note: * Assumes an exchange rate of Ps. 60/U.S.$.

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

With respect to the additional remuneration in the hours with a HMRT, which consists of the 50 recorded hours with the highest thermal generation dispatch each month, grouped in two 25-hour blocks each, the following will be applied to the average generated capacity during such hours:

Period, in Ps./MW-HMRT	First 25 HMRT hours	Second 25 HMRT hours
Summer (December - February) and Winter (June - August)	45,000	22,500
Other (March - May and September - November)	7,500	-

With respect to the remuneration for generated and operated energy, they remained unchanged in U.S.$ at an exchange rate of Ps.60/U.S.$ but had been set at Ps.240/MWh with natural gas, Ps.420/MWh with fuel oil, Ps.600 with biofuels (except for internal combustion engines, Ps.720/MWh) and Ps.720/MWh with mineral coal. The remuneration for operated energy was set at Ps.84/MWh.

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

Note: * Assumes an exchange rate of Ps. 60/U.S.$.

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

The prices for generated and operated energy have remained unchanged in U.S.$ at an exchange rate of Ps.60/U.S.$ but have been set at Ps.210/MWh and Ps.84/MWh, respectively. The remuneration for operated energy should correspond to the grid’s optimal dispatch. The provision does not indicate, as it does for thermal generators, which would be the consequence for failing to do so.

Other Considerations

For energy generated from any unconventional source, SE Res. No. 31/20 provides for a single remuneration value of Ps.1,680/MWh, which equals the previous remuneration at an exchange rate of Ps.60/U.S.$, or 50% of this value if it is generated prior to commercial commissioning.

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

SE Res. No. 440/21 amended by SE Res. No. 238/22 and subsequently amended by SE Res. No. 826/22 and SE Res. 750/23. Current Remuneration Scheme beginning in February 2024 according SE Res. No. 9/24.

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

In September 2023, SE Res.750/2023 established a 23% increase in the remuneration to be applied as of September 2023. In October 2023, SE Res. 869/2023 updated the value of remuneration for spot generation with an 28% increase for November 2023. Finally, SE Resolution No. 9/24 approved a 74% increase as of February 2024. However, the latter resolution indicated in its whereas that the increase was a transitional measure until the SE establishes the necessary measures to comply with the provisions of decree 55/24 and 70/24 to allow a free market between WEM participants.

Thermal Power Generators

The remuneration comprises a fixed remuneration for the monthly available power capacity, with or without DIGO (Guaranteed Availability Commitment), a variable remuneration for generated and operated energy, and an additional monthly remuneration for the average capacity actually delivered during each month’s HMRT (hours of maximum thermal demand).

The prices for power capacity, in Ps./MW-month, for generators not offering DIGO, are as follows:

Technology / scale	From Dec 22 to Jan 23	From Feb 23 to July 23	From Aug 23	From Sep 23	From Nov 23	From Feb 24
Large CC > 150 MW	245.084	306.355	392.135	482.326	617.377	1.073.619
Small CC ≤ 150 MW	273.207	341.509	437.132	537.672	688.220	1.196.815
Large ST > 100 MW	349.546	436.932	559.273	687.906	880.520	1.531.224
Small ST ≤ 100 MW & ICE	417.847	522.308	668.555	822.323	1.052.573	1.830.424
Large GT > 50 MW	285.262	356.577	456.419	561.395	718.586	1.249.621
Small GT ≤ 50 MW	269.634	462.042	591.414	727.439	931.122	1.619.221

Note: Unlike Res. SE No. 238/22, MCI is not distinguished by size.

The prices for power capacity, in Ps./MW-month, for generators offering DIGO, are as follows:

Period	From Dec 22 to Jan 23	From Feb23 to Jul 23	From Aug 23	From Sep23	From Nov 23	From Feb 24
Summer (Dec-Feb) and winter (Jun-Aug) in general	876.601	1.095.752	1.402.562	1.725.152	2.208.195	3.840.048
Others (Mar-May & Sep-Nov) in general	657.451	821.814	1.051.922	1.293.864	1.656.146	2.880.038

100% of the real power availability is remunerated with DIGO price.

Prices for generated energy according to the fuel used, in Ps./MWh, are as follows:

Fuel	From Dec 22 to Jan 23	From Feb 23 to Jul 23	From Aug 23	From Sep 23	From Nov 23	From Feb 24
Natural gas	585	731	936	1.151	1.473	2.562
FO or GO	1.023	1.279	1.637	2.014	2.578	4.483
Biofuels in general	1.461	1.826	2.338	2.876	3.681	6.401
Mineral coal	1.754	2.192	2.806	3.451	4.417	7.681

The price for operated energy was set at Ps.185/MWh beginning in September 2022. It was later increased to Ps.204/MWh beginning in December 2022, then to Ps.255/MWh beginning in February 2023, to Ps.326/MWh beginning in August 2023, and finally to Ps.892/MWh beginning in February 2024, irrespective of the fuel type.

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

The following chart shows power capacity prices in Ps./MW-month:

Scale	From Dec 22 to Jan 23	From Feb 23 to Jul 23	From Aug 23	From Feb 24
Large HI > 300 MW	241.065	301.332	385.705	1.056.015
Medium HI > 120 MW & ≤ 300 MW	321.421	401.776	514.273	1.408.020
Small HI > 50 MW & ≤ 120 MW	441.953	552.442	707.125	1.936.025
Renewable HI ≤ 50 MW	723.196	903.995	1.157.114	3.168.041

The price for generated energy was set at Ps. 465/MWh beginning in September 2022, Ps. 512/MWh beginning in December 2022, Ps.639/MWh beginning in February 2023, Ps.818/MWh beginning in August 2023, and Ps 2.240/MWh beginning in February 2024. The price for operated energy was set at Ps.185/MWh beginning in September 2022, Ps.204/MWh beginning in December 2022, Ps.255/MWh beginning in February 2023, Ps.326/MWh beginning in August 2023, and Ps. 892/MWh beginning in February 2024.

The prices of the generated energy in the 5 peak hours (from 6 p.m. to 11 p.m.) will be an equivalent price, applying the following factors:

Period	Factor
Summer (Dec-Feb) and winter (Jun-Aug) in general	2.0
Others (Mar-May & Sep-Nov) in general	1.0

Other Considerations

For energy generated from an unconventional source, a single remuneration of Ps. 1,680/MWh was set until January 2021, Ps. 2,167/MWh beginning in February 2021, Ps. 2,817/MWh beginning in February 2022 and Ps. 3,099/MWh beginning in June 2022. On the other hand, Resolution SE No. 826/22 set new values as of November 2022, December 2022, February 2023 and August 2023 at Ps. 3,719 MWh, Ps. 4,090/MWh, Ps. 5,113 MWh and Ps. 6,545/MWh, respectively. In all cases, remuneration is reduced by 50% for energy generated before commissioning.

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

Differential Remuneration for Conventional Energy

SE Resolution No. 1,281/06: Energy Plus Program

In September 2006, the SEE issued Resolution No. 1281/2006 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution sought to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is equal to or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provided that:

•	large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and
•	large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energía Plus system at prices that had to be approved by the ME&M. The Energía Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators that are not agents of the electricity market or who as of the date of the resolution were not part of the WEM.

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

Within the framework of these regulations, during 2021 the PPAs of CTP (30 MW) and CTLL’s TV01 (180 MW) completed the 10-year contractual term. Moreover, on April 2022, the PPA that remunerated CT Barragan’s gas turbines ended. As of such dates, the units have been remunerated under the spot scheme described above. Therefore, as of the date of this annual report, only part of CTLL’s TG04 gas turbine capacity (79 MW) and CT Barragan’s vapor turbine, are remunerated under this scheme.

WEM Supply Agreements under SEE Res. No. 21/16

As a result of the state of emergency in the national electricity sector declared by Decree No. 134/15, on March 22, 2016 the SEE issued Res. No. 21/16 launching a call for bids for new thermal power generation capacity with the commitment to making it available through the WEM for the 2016/2017 summer, 2017 winter, and 2017/2018 summer periods. Awarded bidders entered into PPAs for a fixed price (in U.S.$/MW-month) and a variable price excluding fuels (in U.S.$/MWh) with CAMMESA, which acted on behalf of distributors and WEM’s GU.

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

Thereafter, SRRYME Resolution No. 25/19 authorized awardees of projects under SEE Resolution No. 287/17 to submit a new scheduled commissioning date, which will operate as the new committed commissioning date under the PPAs, with a limit of 180 days beginning on the originally committed commissioning date. However, Pampa ratified Genelba Plus CC’s commercial commissioning date.

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

The Availability Agreement contemplates an availability commitment of 85% of the net capacity for a maximum term of 5 years. In consideration for such availability commitment the generator shall collect USD 2000/MW-months and the dollarization of energy prices (U.S.$3.5/MWh for natural gas and U.S.$6.1/MWh for FO and GO).

It also provides for a 35% reduction in the remuneration to be received by the power plant for the power offered DIGO under SE Res. 826/22 scheme in the months of December, January, February, June, July and August and 15% in the remaining months of the year.

The agent interested in joining the program must submit its application within 90 calendar days to CAMMESA.

The SE, through note NO-2023-28679610-APN-SE#MEC, instructed CAMMESA with certain changes in the application criteria:

i. It allowed CAMMESA to contract the supply of capacity and energy from combined cycles not committed in other contracts. Combined cycles associated with industrial or commercial demand are excluded.

ii. It established, regarding energy remuneration, that in hours when the generation unit is dispatched outside CAMMESA’s optimal dispatch for operational reasons not attributable to forced generation due to transportation, voltage control, or security requirements, the remuneration will be equal to 60% of the net installed power, regardless of the energy delivered by the generation unit.

iii. It corrected the dates to be used for the adjustment in the applicable exchange rate, and therefore, the exchange rate at the closing of the business day prior to the expiration of the transaction will be used.

iv. The generator may request the termination of the contract if the complementary remuneration derived from Res. SE 826/22 or amendments thereto does not reflect the variation of the generation costs. The termination will depend on the analysis and acceptance of the SE.

Within the framework of this resolution, in April 2023, Pampa executed two PPAs for GENELBA and CTLL combined cycles. Additionally, CTB also executed a PPA for its combined cycle.

Res. SE N° 976/23: New charges for GUDIs

On December 2, 2023, the SEE issued Resolution No. 976/2023, which stipulated that starting February 2024, CAMMESA must invoice the Distributor Agents and/or service providers of the MEM and the MEMSTDF for new charges: the “GUDIs Stabilized Charge” and the “GUDIs Complementary Power Adjustment”. This information must be published in the monthly DTE so that each MEM and/or MEMSTDF Provider can directly transfer the “GUDIs Stabilized Charge” and the “GUDIs Complementary Power Adjustment” to their clients’ invoices. On March, 27, 2024, by Resolution No. 197/24, the ENRE authorized EDENOR and EDESUR to include such charges in the invoices of its relevant clients.

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

Additionally, the law provides for several incentives to encourage the construction of renewable energy projects, including tax benefits (advance VAT return, accelerated depreciation on the income tax return, import duty exemptions, etc.) and the creation of the FODER, which is destined, among other objectives, to the granting of loans, capital contributions, etc., for the financing of these projects.

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

Moreover, in order to increase transport capacity, SE Resolution No. 1260/21 approved a scheme that allowed the owners of the projects that did not meet the entry into commercial operations committed date to terminate their commitments with CAMMESA by means of payment of a penalty (equivalent to U.S.$ 17,500/MW for wind and solar projects and U.S.$ 12,500/MW for other technologies) and the fulfillment of other conditions.

Alternatively, the owners of such projects could: (i) request an extension of the entry into commercial operations committed date in which case the term and price of the relevant PPA would be reduced; or (ii) reduce the project capacity (Renovar 3 projects are not eligible for this option).

In each case, the owner of the project must present a waiver to file any and all claims against the SE, CAMMESA, etc., for damages derived from the chosen alternative.

On March 20, 2023, SE Resolution No. 165/2023 (“Resolution 165”) amended Article 1 of SE Resolution No. 285/2018 (previously amended by SE Resolution No. 742/2021), in connection with the applicable monthly payment cap of penalties foreseen under the power purchase agreements from renewable sources executed under the RenovAr Program Rounds 1, 1.5, 2 and 3 and Resolution No. 202/2016.

On April 25, 2023, SE Resolution No. 284/2023 established a new scheme allowing for RenovAr Rounds 2 and 3 projects with delays, to terminate the PPA executed with CAMMESA upon the payment of a termination fee equal to U.S.$ 35,000/MW and a waiver (i) of any claims against the Federal Government, the SE and CAMMESA and (ii) any tax benefit obtained but not applied to the project.

In November 2023, Resolution SE No. 883/2023 was approved, which established a compensation mechanism for penalties under the Renewable PPAs provided that the amounts to be compensated are invested in new renewable generation capacity. The owners of the projects that request the compensation will have a term of 36 months for the installation of the new renewable power and the new capacity will be remunerated by one of the following options: (i) 100% of the energy generated to be remunerated at a price equal to U.S.$ 20/MWh for a 60-month term; (ii) 20% of the energy generated to be remunerated at a price equal to U.S.$ 20/MWh for a 120-month term and the remaining 80% to be sold either in the MAT, self-consumption, reserved to compensate future penalties or at the spot market; or (iii) 20% of the energy generated to be remunerated at a price equal to U.S.$ 20/MWh for a 180-month term and the remaining 80% to be sold either in the MAT, self-consumption, reserved to compensate future penalties or at the spot market.

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

The projects will be remunerated by an energy supply contract with CAMMESA with a term of 15 years beginning on the date of entry into commercial operations of the project. Until such date, the bidder must comply with a periodic payment scheme (initial payment and quarterly payments) that will be destined to a special account (managed by CAMMESA) for the expansion of the transmission system. According to the schedule, the deadline for submitting bids was April 27, 2023.

SE Res. No. 609/2023 (amended by SE Res. No. 905/23) awarded a total 514 MW distributed in 46 projects with an average price of U.S.$73.1/MWh.

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

Regarding the PEPE IV project, even though it was announced on May 23, 2018, the volatility of the economy and changes in the applicable legislation adversely affected the project. See “Our Generation Business”.

Pampa obtained dispatch priority for PEPE III’s expansion project for 76 MW out of the total 81MW.

However, it is worth highlighting that SE Resolution No. 14/22, issued in January 2022, modified the tie-breaking criteria when there is more than one project requesting dispatch priority and the relevant corridor does not have enough transport capacity. The new scheme replaced the original criteria (term, use factor and draw), and instead requires a multiplying factor to be applied on the amounts to be paid to reserve such dispatch priority as established in SE Resolution No. 551/21.

SE Resolution No. 551/21 replaced the guarantee grant to reserve dispatch priority for a scheme in which payments are be made according to the extension of time and the completion of the work. During the committed term a U.S.$500/MW quarterly payment applies. In case of an extension for an additional 180 calendar days with work completed by least 60% the payments will continue to be quarterly and for a U.S.$500/MW amount. If the work is completed by less than 60% the payments will be on a monthly basis. For an extra extension of 360 calendar days the payments will raise to U.S.$1500/MW monthly.

In May 2023, Resolution SE 360/23 introduced reforms to the regime for granting Dispatch Priority, with key highlights including: (i) projects of the GENREN Program can participate in the MAT ER Regime once their contracts are finalized; (ii) the assignment of dispatch priority to joint projects of incremental demand with new renewable generation as from 10MW is allowed; (iii) projects with partial qualification will pay a dispatch priority charge only for the difference between the assigned and qualified power as long as the qualified power is greater than 50% of the assigned power; (iv) possibility of granting Dispatch Priority called “Referential type A” in corridors without full availability in all hours of the year; and (v) projects with enabled power above their dispatch priority may adhere to the regime to be included in the allocation for the difference.

Under these regulations, the following projects are remunerated: PEPE II, III (53.2 MW each), and IV (81 MW). The energy produced is marketed through PPAs in U.S.$-dollar linked contracts with private parties, with a weighted average term of approximately 5 years.

Additionally, progress is being made in the construction of PEPE VI (140 MW), which is expected to be commercially commissioned in the third quarter of 2024. The filling of PEPE VI in the RENPER has been requested, with final registration still pending. CAMMESA has granted Referential A dispatch priority for 140 MW.

In addition to its own generation, since 2019 Pampa has been commercializing renewable energy generated by third parties, with the volume in 2022 averaging 26 GWh, contributing to the margin in the MAT ER segment.

WEM Agents payments to CAMMESA

SRRYME Resolution No. 29/19 relaxed the charges and interest rates applicable to WEM agent in default with CAMMESA.

i. Punitive charges: to those WEM agents with no outstanding balance against CAMMESA in the last three months, the charge for default will be equal to 1% of the debt for each day with a cap.

ii. Default Interests rates: If the WEM agent have duly paid the last three payments to CAMMESA prior to the month in default, no punitive charges shall apply and the interest rate shall be equal to that fixed by Banco de la Nación Argentina for its 30-day discount operations, provided that the payment is made within 15 days from its due date.

iii. Compensation: in the case of delays not exceeding 5 days in a certain month, compensations without the application of compensatory interest are allowed by advancing the payment of the following invoice by 2 days per each day of delay.

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

Moreover, Law No. 27,591 and SE Resolution No. 40/2020 defined a scheme according to which the Argentine Government will cover up to 66% of the distributors’ debt to CAMMESA. The remaining amounts will be cancelled in 60 monthly installments with a 6-months grace period and a reduced interest rate (50% of the WEM’s interest rate). In order to apply for such scheme, the distributor, together with its relevant regulatory body, shall execute an agreement with the SE in which, among other obligations, it shall guarantee a scheme that allows the distributor to regularly pay the amounts due to CAMMESA in 2021 and provide adequate guarantees (e.g., assignment of the amounts owed to the distributor by its clients).

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

Oil & Gas Regulatory Framework

The Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319, which considered new drilling techniques in the industry and mainly introduced changes to terms and extensions of exploration permits and exploitation concessions, levies and royalty rates, the incorporation of concepts for on- and off-shore unconventional exploration and exploitation, and a promotion regime pursuant to Decree No. 929/13, among others. The main changes introduced by Law No. 27,007 are detailed below.

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

Law No. 27,007 extended the benefits of the Promotion Regime to hydrocarbon projects involving a minimum U.S.$250 million foreign currency direct investment, assessed at the time the hydrocarbon exploitation investment project is presented, to be invested during its first three years. Before the amendment, the Promotion Regime benefits reached investment projects denominated in foreign currency for a minimum of U.S.$1,000 million amount during a term of five years.

Holders of exploration permits and/or hydrocarbon exploitation concessions, and/or third parties associated and registered with the National Registry of Hydrocarbon Investments submitting this kind of project will enjoy, beginning in the third year of execution, the right to freely sell abroad 20% and 60% of the liquid and gaseous hydrocarbon production in the case of conventional and unconventional exploitation projects and offshore projects, respectively, with a 0% export duty, if applicable. Moreover, they will have free availability of 100% of the foreign currency derived from the exportation of these hydrocarbons, provided the applicable projects have involved a minimum of U.S.$250 million of foreign currency entering into the Argentine financial market.

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

Regime for access to foreign currency for hydrocarbon exports

By means of Resolution SE No. 808/2023 (as amended by Resolution 827/2023) issued on October 3, 2023, hydrocarbon exporters became eligible to settle 25% of their sales to the foreign market at the CCL exchange rate, while the remaining 75% continued to be settled in the MULC, at the official exchange rate. The objective of this scheme was to incentivize oil and gas exports and bolster the reserves of the BCRA.

Furthermore, through the mentioned resolution, different tariff positions such as crude oil, petroleum oils, and gas were incorporated, in an extraordinary and transitory manner, into the Export Increase Program (PIE) established by Decree No. 576/2022, reinstated by Decree No. 443/2023, and extended by Decree No. 492/2023.

The settlements of export operations of goods, with export settlements dates between October 2, 2023 and October 20, 2023, inclusive, are covered by the referred program, provided that the effective export date of such goods is no later than November 30, 2023.

Subsequently, on October 23, 2023, Decree No. 549/2023 came into effect, allowing hydrocarbon exporters to settle 30% of their sales to the foreign market at the CCL exchange rate, while the remaining 70% continued to be settled at the official exchange rate. To qualify for the scheme, exports must be settled by November 17, 2023.

Regulations Specifically Applicable to the Gas Market

Plan Gas.Ar

According to Decree No. 892/20, on November 16, 2020, the Plan Gas.Ar program was created to promote Argentine natural gas production, reduce and replace LNG and liquid fuels imports, provide supply chain predictability, and manage the impact of the cost of gas on the tariff of the priority demand. The on-shore production term is four years, with an additional four years for offshore production, beginning in January 2021. Beneficiaries of the Unconventional Plan Gas opting to participate in this program should first file their waiver.

Tender methodology and purchasing conditions

The SE instrumented a tender between producers as sellers, and CAMMESA, gas distributors and ENARSA (in the case of Patagonia, Malargüe and the Puna), as purchasers, for a total base volume of 70 million m3/day (67% for the Neuquina Basin), extendable for the winter period (May – September), with 100% daily DoP and 75% monthly ToP condition for CAMMESA and quarterly for gas distributors and ENARSA. The maximum base price for the Neuquina Basin to tender was U.S.$3.7/MBTU. Moreover, the awarded price will be adjusted by a 0.82 factor for the non-winter period, 1.25 for the winter period, and 1.30 for the additional volume during winter.

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

Moreover, participating producers may export on a firm basis, with a preferential order for those tendering lower prices, up to the aggregate volume of 11 million m3/day (64% Neuquina Basin) during the non-winter period, extendable to the winter period, provided there is an oversupply in a specific basin.

Regarding the price payable, purchasers CAMMESA and ENARSA will make the payment at the price awarded under the Plan Gas.Ar call for tenders, whereas gas producers will be paid the amount established in the tariff scheme in force, and the difference in the awarded price will be compensated by the Argentine Government. According to the concession, this compensation will be subject to withholding according to the province and/or the Argentine Government’s royalties rate. As long as the producer submits the production’s affidavit within 30 days after the closing of the injection month, they will receive a provisional payment of 85% of the compensation net of royalties within the following 30 days, and the adjusted payment for the balance within 60 days as of the presentation of the affidavit certified by independent auditors, considering Banco Nación’s selling exchange rate on the last business day of the injection month.

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

Tender award

On December 15 and 29, 2020, the SE awarded 67.4 million m3/day of natural gas (55% of which was destined to power plants) at an average annual base price of U.S.$3.5/MBTU, as well as an additional volume of 3.6 million m3/day during the winter period at a price of U.S.$4.7/MBTU. Pampa was awarded a base volume of 4.9 million m3/day at U.S.$3.6/MBTU and an additional volume of 1.0 million m3/day during the winter period at a price of U.S.$4.7/MBTU.

Moreover, Pampa was one of the three producers tendering additional volume during the winter period, being awarded 1 million m3/day for U.S.$4.68/MBTU. Out of the 4.9 million m3/day of the base tender, 56% will be destined to power plants and the balance to gas distributors or ENARSA. In contrast, the additional winter volume will be destined to gas distributors or ENARSA.

Hence, Pampa achieved the highest growth in tendered production, with the winter peak injection 20% higher than average output between May and July 2020, with an approximate investment of U.S.$250 million during the four years of Plan Gas.Ar. This winter volume is critical to support the highly seasonal gas demand, reduce gas imports and alternative fuels consumption, and moderate foreign currency reserves.

On February 22, 2021, pursuant to Resolution No. 129/2021, the SE called for a second round to award additional winter gas volumes at Neuquina and Austral Basins, with a daily DoP between 75% and 100% for 2021 and 100% for 2022-2024, and 75% monthly ToP. The maximum bidding price was equivalent to the awarded price on the first round. Through SE Resolution No. 169/21, a total average volume of 3.3 million m3/day at U.S.$4.7/MBTU, is to be delivered as of June 2021. Pampa participated in said round, being awarded 0.8 million m3/day at U.S.$4.7/MBTU. Additionally, the awarded companies will have to enter into a contract with ENARSA.

On October 19, 2021, through Resolution No. 984/2021, the SE launched the third round to award a total amount of 6 million m3/day of natural gas corresponding, 3 million m3/day at maximum price of U.S.$3.66/MBTU for the Neuquina Basin, 2 million m3/day at maximum price of U.S.$3.52/MBTU for the Austral Basin and 1 million m3/day at maximum price of U.S.$3.577/MBTU for the Northwest Basin. This round is valid from May 1, 2022, to December 31, 2024.

On November 12, 2021, the SE awarded a total of 3 million m3/day, corresponding to the Neuquén Basin at U.S.$3.43/MTBU and the volumes of the Northwest and Austral Basins were declared void. Pampa was awarded a volume of 2 million m3/day at U.S.$3.347/MTBU. Additionally, the awarded companies are required to execute the contracts with ENARSA for the period of May to September and with CAMMESA for the period of October to April.

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

The main goals of the Assurance Plan are (i) to strengthen a flat basis of 70 MM m3/d (corresponding to the volumes awarded in Gas.Ar Plan rounds 1 and 3), excluding winter peaks) and (ii) to make up a demand for incremental volumes that can be evacuated by using the new transportation capacity to be available upon the construction of GPNK (Transport.Ar Program, Resolution No. 67/22). Decree 730 establishes a new effective period up to December 31, 2028.

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

Bidding Rounds

On December 22, 2022, a total volume of 66.4 million m3/day at U.S.$3.6/MBTU was awarded for Round 4.1 pursuant to Energy Secretariat Resolution No. 860 and, for Round 4.2, a total volume of 14 million m3/day at U.S.$3.3/MBTU was awarded for July and January Peak Gas and a total volume of 14 million m3/day at U.S.$3.9/MBTU in wintertime was awarded for Peak Gas 2024 and Peak Gas 2025.

Pampa was awarded the extension of volume and price of previous rounds with 4.8 million m3/day corresponding to July Flat Gas at a price of U.S.$3.485/MBTU.

On September 27, 2023, under round 5, Pampa was awarded with respect to the Northwest basin, volumes from 13.5 million to 70.5 million m3/day at prices that decrease from U.S.$9.8/MTBU to U.S.$6.0/MBTU.

Natural Gas for the Residential and CNG Segment

-	Natural Gas Price within the PIST

In December 2017, the extension period set forth by Law No. 27,200 to the public emergency declared in 2002 terminated. Therefore, Law No. 24,076 was reinstated, which provides that the price of natural gas supply should be determined by the free interaction of supply and demand.

In mid-February 2019, a call for tenders was launched for the supply of natural gas to distribution companies on a firm basis to ToP and DoP up to 70% of the maximum daily volume and for a term of 12 months starting April 2019. For the Noroeste Basin, 9.4 and 3.8 million m3 per day were assigned for the winter (April- September 2019) and summer (October 2019-April 2020), respectively, at an average tender price of U.S.$4.35/MBTU. For the rest of basins, 36.1 and 14.4 million m3 per day were assigned for the winter and the summer, respectively, at an average tender price of U.S.$4.62/MBTU. Pampa participated and was awarded in this tender.

Producers billed to distribution companies in Pesos considering Banco Nación’s average exchange rate for the first 15 days of the month immediately preceding the beginning of each seasonal period or, if lower, the exchange rate stipulated in the agreements (ENARGAS Res. No. 72/19). However, the exchange rate update which should have been implemented on October 1, 2019, applicable to the October 2019 - April 2020 summer seasonal period, was deferred on several occasions. These agreements expired on March 31, 2020. Given the devaluation of the Ps. and the tariff freeze (Social Solidarity and Productive Reactivation Law), beginning in April 2020 pricing agreements started to be based on the range recognized by ENARGAS in the tariff schemes.

In December 2020 the tender under Plan Gas.Ar was conducted, agreeing on the supply to gas distributors and power plants for the 2021-2024 period for a total of 67.4 million m3/day, 35% of which will be destined to distributors. The average tendered annual base price was U.S.$3.5/MBTU, and an additional winter volume of 3.6 million m3/day was awarded at an average annual base price of U.S.$4.7/MBTU to be exclusively destined to the Priority Demand. Pampa participated and was awarded in this tender.

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

It is worth highlighting that beginning in 2021 and pursuant to SE Res. No. 354/20, the reference price at the PIST was set for natural gas production out of Plan Gas.Ar, at U.S.$2.30/MBTU in the summer (October – April) and U.S.$3.50/MBTU in the winter (May – September) for the Neuquina Basin.

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

On January 10, 2023, SE Resolution No. 6/2023 was published. Pursuant to such resolution, natural gas PIST prices for contracts executed within the framework of Gas.Ar Plan and the Assurance Plan were adapted to the different types of users.

On April 27, 2023, ENARGAS Resolution No. 186/2023 to 196/2023 were published. Pursuant to these resolutions, natural gas PIST prices for contracts executed within the framework of the Gas.Ar Plan and the Assurance Plan were adapted to the different types of users.

On March 27, 2024, Resolution SE No. 41/2024 was published, establishing the prices in the PIST to be transferred to end users in relation to the agreements concluded within the framework of the Gas.Ar Plan (Decree No. 892/2020 and amendments). These are defined for the following periods: (i) between April 1, 2024 and April 30, 2024; (ii) from May 1, 2024 to September 30, 2024; and (iii) from October 1, 2024 to December 31, 2024.

Likewise, it established the obligation by ENARSA, the producing and distributing companies, and/or sub-distributors of natural gas with agreements from the Gas.Ar Plan to, within 5 consecutive days from the publication of this resolution (i.e., until April 1, 2024) or the next business day (i.e., until April 3, 2024), adjust said instruments and submit them to the Secretary of Energy and the ENARGAS.

Finally, it instructs ENARGAS to: (i) issue tariff tables reflecting monthly variations in the exchange rate of prices to be transferred to tariffs; and (ii) take the necessary measures to ensure that invoices issued by public service providers for the distribution and sub-distribution of gas through networks nationwide reflect PIST gas prices.

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

It is worth mentioning that from mid-July 2021, CAMMESA launched, on average, fortnightly calls for Plan Gas.Ar’s awardees to offer surplus volumes on an interruptible basis, with a maximum price equivalent to that awarded in the first round. In 2021, an average of 25.2 million m3/day were awarded at U.S.$3.4/MBTU (U.S.$4.4/MBTU until September and U.S.$2.9/MBTU onwards). After the closing of 2021, an average of 22.1 million m3/day was awarded at U.S.$2.9/MBTU.

•	Natural Gas Export

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

In February 2023, Pampa was granted permits to export gas to Chile on a firm basis for a maximum volume of 2.2 million m3/day for the May 2023 – June 2023 period. Subsequently, in June 2023, permits were granted to export gas to Chile on a firm basis for a maximum volume of 0.86 million m3/day from July to September 2023. In August 2023, additional permits were granted on a firm basis for 1.452 million m3/day for the October 2023 - April 2024 period.

In December 2023, permits were granted to export gas to Chile on a firm basis for 0.6 million m3/day for the period from May 2024 to September 2024.

It is worth highlighting that a natural gas export duty has been in effect since May 2020. PEN Executive Order No. 488/20, issued on May 19, 2020, established an export duty exemption as long as the international Brent price was equal to or below U.S.$ 45/bbl. The rate would rise gradually in line with the international reference price until reaching 8%, the cap to be recognized when Brent equals or exceeds U.S.$ 60/bbl. In 2021, the rate remained at 8%, except for January (3.1%) and February (5.7%).

On November 17, 2022, SR Res. No. 774 (Res. SE N° 774/22) was published in lieu of SE No. 360/21. The new procedure defines three exportation areas with different summer limits: Neuquén basin 9 MM m3/day (Oct/23 – Apr/24), Austral basin 2 MM m3/day (Oct/23 – Apr/24) and Noroeste and other basins, not subject to volume limits.

Volume limits will be allocated as follows: (i) 45% as a function of the awarded producer’s share in the total volume of the basin; and (ii) 55% among those generating the largest weighted price reduction per volume within the basin incremental volume.

A minimum price reference is established, which must be higher than or equal to the maximum between the Brent price percentage to be determined by the Energy Secretariat and the average awarded price adjusted by seasonal index. For the period May-June 2023, the minimum price is equivalent to U.S.$7.73/MBTU. Additionally, a firm volume of 3MM m3/day of exports will be authorized for Neuquén basin for the period May-June 2023 to be distributed among producers awarded in Round 4.2 “July Flat Gas” bid. Discounting volumes from Gas.Ar and/or Assurance Plan contracts with CAMMESA and/or ENARSA is also allowed.

Program for Access to Foreign Currency for Oil and Gas Incremental Production

On May 28, 2022, Decree No. 277 was published in the Official Gazette, which provided that the SE will be able to enter into pluriannual contracts to cover natural gas demand (for a minimum of three years) by means of future auctions within the framework of Gas.Ar Plan.

Furthermore, Programs for Access to Foreign Currency for Oil Incremental Production (“RADPIP”) and Gas Incremental Production (“RADPIGN”), as well as the Program for Promotion of Employment, Work and Development of Regional and National Suppliers (“RPEPNIH”), were created.

The beneficiaries of these programs will have access to the MLC to pay the principal and interest of trade or financial liabilities abroad, including liabilities to non-resident related companies and distribution of earnings and dividend corresponding to financial statements closed and audited and/or repatriation of investments of nonresidents. This benefit can be transferred to direct suppliers. Both for RADPIP and RADPIGN, access to MLC up to the mentioned amounts will not be subject to the Central Bank prior agreement, should the exchange regulations require so.

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

On August 12, 2022, Decree No. 484/2022 regulating DNU 277 was published. Furthermore, on January 16, 2023, Energy Secretariat Resolution 13/23 was published in the Official Gazette to regulate the steps to enroll in and obtain the benefit of access to foreign currency created by DNU 277.

To date, Pampa has been granted the certificates of access to the RADPIGN and RPEPNIH benefits corresponding to the third and fourth quarters of 2022 and the first quarter of 2023. The certificates requested for the second, third, and fourth quarters of 2023 are still pending to be granted.

Regulations Specifically Applicable to the Crude Oil Market

•	Crude Oil Commercialization in the Domestic Market

As of the date of this annual report, there is no reference price for trading crude oil in the domestic market. However, considering the fuel price netback at the pump, local refiners are accepting prices below export parity.

Since December 2023, the new management of YPF is trying to normalize gasoline and diesel prices in their pumps, leading to convergence of local oil price to export parity.

•	Liquid Hydrocarbons Export Duty

The Decree No. 488/20, issued on May 19, 2020, provided for an export duty exemption as long as the international Brent price was equal to or below U.S.$45/bbl, rising gradually as the international reference price increased until reaching 8%, the cap to be recognized when the reference price equals or exceeds U.S.$60/bbl. As of the date of this annual report, the rate amounts to 8%.

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

With respect to the Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Grids, on May 30, 2018, TGS executed the 16th extension to the agreement, which set a new methodology for the determination of the price and volumes to be sold under this program for the April 1, 2018 - December 31, 2019 period. On January 14, 2020, TGS received the SE’s instruction to proceed with the deliveries pursuant to such extension. On August 25, 2020, TGS executed the seventeenth extension to the Propane for Grids Agreement, effective until December 31, 2020. As of the date of release of this Annual Report, this program has not been postponed.

Both the Household Gas Bottles’ Program and the Propane for Grids Agreement provide for a compensation payable by the Federal Government to participants, which is calculated as the difference between the sale price under such agreement and the export parity published by the SRH on a monthly basis, although with significant delays in collection terms.

-	Natural Gas Import Financing Charges

Regarding Res. I-1,982/11 and I-1,991/11 issued by ENARGAS, which at the time provided for an approximate 700% increase in the natural gas import financing charge (created by Decree No. 2,067/08), on March 26, 2019, TGS was served notice of the first instance ruling upholding its claim for unconstitutionality and nullity of the above-mentioned provisions. The Federal Government appealed this ruling on March 29, 2019; the appeal was granted on April 3, 2019 and has not been resolved as of the date hereof.

On December 1, 2020, the Court hearing the case resolved, taking into consideration the ruling and in view of the reasons alleged by TGS, to extend the validity of the granted injunction for a term of six months in such ordinary proceeding and/or until a final and conclusive ruling is issued.

-	Export Duty

As for hydrocarbon exports, beginning in September 2018 there was an export duty of Ps. 4 per exported U.S.$ for propane, butane and LPG, with a maximum 12% rate (Decrees No. 793/18 and 865/18). The Social Solidarity and Productive Reactivation Law provided that, effective as of December 23, 2019, this rate may not exceed 8% of the taxable value or the Free on Board (“FOB”) price. However, until its regulation, Decrees No. 793/18 and 865/18 continued to apply. Decree No. 488/20, issued on May 19, 2020, provided for an export duty exemption as long as the international Brent price was equal to or below U.S.$45/bbl, rising gradually as the reference price increases up to 8%, the cap to be recognized when the Brent equals or exceeds U.S.$60/bbl. As of the date of this annual report, the rate amounts to 8%.

•	Regulations Specifically Applicable to Crude Oil Transportation

In June 2016, Oldelval requested the performance of the RTI to the MeyM as tariffs were insufficient to develop a maintenance and investment plan that may guarantee the integrity, efficiency and reliability of the facilities and transportation service. Consequently, on March 10, 2017, a new U.S.$-denominated tariff scheme was published, providing for an average 34% increase, effective for a term of 5 years beginning in March 2017 (MeyM Res. No. 49/17). In November 2018 Pampa divested 21% of Oldelval’s capital stock to ExxonMobil Exploration Argentina S.R.L, keeping a 2.1% equity interest in Oldelval.

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

During 2023, Oldelval carried out some minor capacity increase and transported an average of 46,000 m3/day.

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

Holding and others segment

Our holding and others segment generate revenues from contracts with customers in relation to technical assistance and administration services to related companies.

Factors Affecting Our Results of Operations

Our results of operations are principally affected by economic conditions and inflation in Argentina, changes in local and international crude oil prices, natural gas prices and international petrochemical product’s prices, fluctuations in demand for oil related products, natural gas and electricity in Argentina, costs of sales, operating expenses and climate change. See “Risk Factors—Risks Relating to our Company—Climate change, energy transition and regulatory framework promoted for such purposes could affect our business, our results of operations and financial condition”.

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

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2023	2022	2021
Real GDP (% change)	(0.9)%	5.0%	10.8%
Nominal GDP (in millions of Ps.)	159,526,713	82,436,434	43,952,340
Real Consumption (% change)	4.1%	9.7%	9.8%
Real Investment (% change)	0.9%	11.1%	41.9%
Industrial Production (% change)	(1,8)%	4.2%	16.3%
Consumer Price Index	211.4%	94.8%	50.9%
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	808,48	177.13	102.75
Exports (in millions of U.S.$)	66,788	88,446	77,934
Imports (in millions of U.S.$)	73,714	81,523	63,184
Trade Balance (in millions of U.S.$)	(6,926)	6,923	14,750
Current Account (% of GDP)	(3.4)%	(0.7)%	1,3%
Reserves (in millions of U.S.$)	23.1	44.6	39.7
Tax Collection (in millions of Pesos)	46,463,191	21,540,626	11,906,731
Primary Surplus (in millions of Pesos)	(5,164,637)	(1,659,749)	(980,241)
Public Debt (% of GDP at December 31) *	89.3%	85.2%	77.0%
Public Debt Service (% of GDP)	3.9%	1.8%	1.6%
External Debt (% of GDP at December 31)	143.7%	59.4%	62.7%

Sources: INDEC; Central Bank; Ministry of Treasury.

*Includes hold-outs

Macroeconomic Context

Regarding the evolution of prices, the National Cost of Living Index published by the INDEC showed a 211.4% variation in 2023. The most significant increases were recorded in food and non-alcoholic beverages (+251.3%), household equipment and maintenance (+231.7%) and health (+227.7%). Furthermore, as measured by the registry of Stable Workers’ Average Taxable Remuneration (Remuneración Imponible Promedio de los Trabajadores Estables, RIPTE), salaries experienced a 142.7% increase as of November 2023, compared to the same month in 2022.

As of December 2023, Non-Financial Public Sector’s fiscal accounts accumulated a 3.2% and 7.1% primary and financial deficit to GDP, respectively. The annual variation in tax revenues, measured in Ps. based on figures published by the AFIP (Federal Administration of Public Revenue, Administración Federal de Ingresos Públicos in Spanish), ended with a 113.3% year-on-year increase. Moreover, primary expenditures recorded by the National Treasury showed a 123.0%, compared to the same period in 2022.

Regarding the foreign exchange situation, the BCRA’s U.S.$ currency wholesale FX rate (Res. A3500) closed at Ps.808.48/U.S.$ on December 31, 2023, showing a cumulative 356.4% increase compared to the end of 2022 and an average 125.7% year-on-year variation. BCRA’s international reserves amounted to U.S.$23.1 billion at year-end, representing a U.S.$21.5 billion decrease compared to the level reached at the end of 2022. The monetary base reached Ps. 9,608 billion at the end of 2023, showing an 84.6% year-on-year increase. In addition, BCRA’s debt stock in issued bonds totaled an equivalent amount expressed in dollars of U.S.$38.4 billion as of the closing of 2023, representing a 35.1% year-on-year decrease.

Finally, on the external front, according to INDEC’s data, the cumulative current account deficit amounted to U.S.$18.2 billion as of the third quarter of 2023, representing 3.4% of the GDP, mainly due to the trade deficit. The FOB value of exports totaled U.S.$66.8 billion (-24.5%), whereas the Cost, Insurance and Freight (CIF) value of imports reached U.S.$73.7 billion (-9.6%). The drop in exports is explained by decreases in primary products (-39.4%), agricultural manufactures (-27.9%), industrial manufactures (-10.4%) and fuels and energy (-7.4%). Regarding imports, the drop is explained by decreases in fuels and lubricants (-38.4%), capital goods (-11.3%), consumables (-7.3%), automotive (-7.3%) and intermediate goods (-5.1%).

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

In 2023, electricity consumption grew by 1.5% when compared to 2022 —with a total electricity demand volume of 140,883 GWh and 138,755 GWh for 2023 and 2022, respectively— mainly driven by the residential segment.

Electricity demand by type of customer

Peak Demand Records

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Capacity (MW)	23,949	25,380	25,628	26,320	26,113	25,791	27,088	28,283	29,105	29,653
Date	Jan-27	Feb-12	Feb-24	Feb-8	Jan-29	Feb-4	Dec-29	Dec-6	Mar-13	Feb-1
Temperature (°C)	35.6	35.1	27.7	30.2	34.0	29.5	31.7	29.0	31.0	31.5
Hour	14:13	14:35	14:25	15:35	14:25	14:57	14:28	14:43	15:28	14:48

Source: CAMMESA.

On March 13, 2023, the SADI registered a 29,105 MW record-breaking demand for power capacity. However, on February 1, 2024, there was a new record-breaking demand of 29,653 MW.

During 2023, power generation experienced a 2% recovery, reaching 140,580 GWh volumes, compared to 137,932 GWh recorded in 2022, mainly due to greater water resources due to higher flows from the El Niño phenomenon and increased power generation availability. For the second consecutive year, in 2023 the SADI was a net power importer.

Increases in hydropower generation net of pumping (+9,138 GWh compared to 2022), nuclear power (+1,494 GWh) and renewable energy (+745 GWh) were partially offset by a decrease in thermal generation (-8,728 GWh).

Thermal power generation remained the primary source to meet the demand, using natural gas, liquid fuels (GO and FO), and mineral coal, contributing a 73,018 GWh electricity volume. Hydropower generation follows, contributing 38,514 GWh net of pumping, renewable energy with 20,085 GWh and nuclear energy with 8,963 GWh. Additionally, there were imports of 6,214 GWh (compared to 6,310 GWh in 2022), exports of 98 GWh (compared to 31 GWh in 2022) and losses of 5,840 GWh (+7% compared to 2022). The following chart shows the evolution of electric power generation by source:

Generation by Type of Power Plant

In %, 2014 – 2023

Note: It includes WEM and Patagonian WEM System. Hydroelectric power generation net of pumping. Source: CAMMESA.

During 2023, generation facilities recorded an increase in their installed capacity compared to the previous year, reaching a total of 43,774 MW as of December 2023. This rise is mainly due to the commercial commissioning of renewable units under RenovAr and MAT ER programs (+657.4 MW), as well as thermal facilities, most of them under SEE Res. No. 287/17 and SE Res. No. 220/07 (+335.4 MW), including CTEB’s cycle closing (+281 MW). These increases were partially offset by power capacity adjustments (-8.7 MW), unit recategorizations (-68.0 MW) and terminations (-69.2 MW). The chart below shows the composition of installed capacity in Argentina as of December 31, 2023:

2023 Argentine installed power capacity

100% = 43.8 GW

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

As regards fuel consumption, in 2023, despite the drought and the increase in electricity demand, fuel consumption reached a total of 44.9 million m3/day of gas equivalent, representing an 11% year-on-year decrease, explained by increased hydropower dispatch and mild temperatures. The use of natural gas for power plants reached 38.2 million m3/day in 2023 (-2% compared to 2022), 89% of which was local gas and 11% imported gas. Additionally, the consumption of alternative fuels (FO, GO and mineral coal) was also lower than in 2022, especially during winter. The consumption of FO and GO decreased by 39% and 47%, respectively, reaching 2.2 million and 3.6 million m3/day of gas equivalent, respectively. Mineral coal consumption was reduced by 33% to 0.9 million m3/day of gas equivalent.

The chart below shows the fuel consumption by type:

Fuel consumption by type

In % and million m3/day of gas equivalent, 2014 – 2023

As of November 2022, the approved maximum spot price for energy was Ps. 1.682/MWh (SE Res. No. 719/22), Ps. 2,691/MWh from May 2023 (SE Res. No. 323/23), Ps. 3,767/MWh from August 2023 (SE Res. No. 612/23) and Ps. 7,534/MWh from February 2024 (SE Res. No. 7/24). However, the following chart shows the average monthly price that all electricity system users should pay so that the power grid would not run into a deficit. In addition to the energy price, this cost includes the power capacity fee, the generation cost, fuels such as natural gas, FO, GO and mineral coal, and other minor items.

Average monthly monomic price

In U.S.$/MWh

Cost of sales

Our most significant costs of sales include purchases of inventory, energy and gas, personnel costs and property, plant and equipment depreciation and works contracts, fees and compensation for services.

Operating expenses

Our most significant operating expenses are administrative and selling expenses, which include related personnel costs, compensation agreements, fees and compensations for services, transportation and freights charges, and taxes.

Reserves and Production of oil and gas

Natural gas and oil constitute the main energy sources in the national primary energy matrix. The following chart illustrates their shares as of December 31, 2022, as there is no available information for the year 2023:

2022 Argentine energy matrix

100% = 78.1 million Tons of oil equivalent

Natural Gas

In 2023, total gross natural gas production amounted to 132 million m3 per day, experiencing a 0.8% decrease when compared to 2022, mainly due to the decline in the Austral and Noroeste Basins (-2.2 million m3 per day), partially offset by the commissioning of the first section of the GPNK. Such section was inaugurated in August 2023, and was supplied with additional Plan Gas.Ar from the Neuquina Basin (+1.0 million m3 per day), and a slight increase in the Golfo San Jorge Basin (+0.1 million m3 per day). In terms of net production, the decrease was marginal (i.e. -0.2%, to 121 million m3 per day).

The total demand recorded a 3% year-on-year decrease, mainly due to better climatic factors in the second half of the year and the substantial reduction of natural gas imports from Bolivia (-40% when compared to 2022, to 6.2 million m3 per day), partially offset by higher LNG purchases (+9% when compared to 2022, to 6.8 million m3 per day). On the other hand, natural gas exports to Chile decreased by 8% when compared to 2022, totaling 5.9 million m3 per day, representing 5% of the total domestic production in 2023.

Based on the most recent annual information published by the SE, as of December 31, 2022, the country’s total natural gas reserves and resources amounted to 1,675 billion m3, representing a 3% increase when compared to 2021. Of such reserves, 27% were proven reserves, and 74% came from unconventional formations.

Evolution of natural gas production, and reserves and resources*
In billion m3, 2012-2023

Crude Oil

In 2023, total oil production increased by 9% when compared to 2022, reaching 635.3 kbbl per day. This increase was mainly due to international reference prices and improved evacuation capacity from Vaca Muerta in Oldelval and OTASA’s systems. Of the total production, 63% and 32% came from the Neuquina and the Golfo San Jorge Basins, respectively, with 402.1 and 200.6 kbbl per day production, representing a 17% increase and a 1% decrease compared to 2022, respectively.

Evolution of oil production, and reserves and resources*

In million boe, 2012-2023

For information about the regulatory framework of our oil and gas business, see “Item 4. The Argentine Energy Sector— Oil & Gas Regulatory Framework”.

Results of Operations

The table below provides a summary of our results of operations for the years ended December 31, 2023, and 2022.

	For the year ended December 31,
	2023	2022
Revenue	1,732	1,829
Cost of sales	(1,107)	(1,139)
Gross profit	625	690
Selling expenses	(66)	(65)
Administrative expenses	(185)	(142)
Exploration expenses	(7)	-
Other operating income	177	131
Other operating expenses	(88)	(46)
Impairment of property, plant and equipment, intangible assets and inventories	(39)	(38)
(Impairment) Recovery of impairment of financial assets	-	(4)
Share of profit from associates and joint ventures	(2)	105
Profit from sale/acquisition of companies’ interest	9	-
Operating income	424	631
Finance income	5	5
Finance costs	(364)	(221)
Other financial results	558	166
Financial results, net	199	(50)
Profit before income tax	623	581
Income tax	(318)	(124)
Profit of the year	305	457

Total Profit (Loss) of the year attributable to:
Owners of the Company	302	456
Non - controlling interest	3	1

115

	2023	2022
Revenue
Generation	648	663
Oil and gas	666	646
Petrochemical	507	617
Holding and others	14	20
Eliminations	(103)	(117)
Total Revenue	1,732	1,829

Gross profit
Generation	294	293
Oil and gas	254	296
Petrochemical	63	81
Holding and others	14	20
Eliminations	-	-
Total Gross profit	625	690

Operating income (loss)
Generation	272	336
Oil and gas	140	194
Petrochemical	45	52
Holding and others	(33)	49
Eliminations	-	-
Total operating income	424	631

Total profit (loss) of the year
Generation	210	254
Oil and gas	(47)	45
Petrochemical	30	40
Holding and others	112	118
Eliminations	-	-
Total profit (loss) of the year	305	457

Total profit (loss) attributable to owners of the company
Generation	207	253
Oil and gas	(47)	45
Petrochemical	30	40
Holding and others	112	118
Eliminations	-	-
Total profit (loss) attributable to owners of the company	302	456

Total profit (loss) attributable to non - controlling interest
Generation	3	1
Total profit (loss) attributable to non - controlling interest	3	1

We are a fully integrated power company in Argentina that participates in the electricity and oil and gas value chains.

Through our own activities, subsidiaries and shareholdings in joint ventures and based on the business nature, customer portfolio and risks involved, we were able to identify the following reportable business segments:

•	Generation, consisting of our direct and indirect interests in HINISA, HIDISA, Greenwind, VAR, CTB, TMB, TJSM and through our own electricity generation activities through thermal plants CTG, CPB, CTP, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, HPPL hydroelectric complex and PEPE II, PEPE III and PEPE IV wind farms. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with Greenwind from August 12, 2022 to August 16, 2023 and VAR as of December 16, 2022;

•	Oil and Gas, consisting of our own interests in oil and gas areas and through our direct and indirect interests in CISA;

•	Petrochemicals, comprised of our own styrene operations and the catalytic reformer plant operations conducted in Argentine plants; and

•	Holding and Other Business, principally consisting of our interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high-voltage electricity transmission nationwide and over gas transportation in the south of the country, respectively, our interest in OCP, holding activities and financial investment transactions.

We manage our operating segments based on their individual net profit.

Fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022

Generation Segment

	Generation
	December 31, 2023	December 31, 2022	Variation	%
Revenue	648	663	(15)	(2%)
Cost of sales	(354)	(370)	16	(4%)
Gross profit	294	293	1	0%

Selling expenses	(2)	(3)	1	(33%)
Administrative expenses	(50)	(39)	(11)	28%
Other operating income and expenses, net	48	20	28	140%
Share of (loss) profit from joint ventures	(18)	65	(83)	(128%)
Operating income	272	336	(64)	(19%)

Finance income	2	1	1	100%
Finance costs	(119)	(82)	(37)	45%
Other financial results	280	72	208	289%
Financial results, net	163	(9)	172	(1,911%)
Profit before income tax	435	327	108	33%

Income tax	(225)	(73)	(152)	208%
Profit of the year	210	254	(44)	(17%)

Owners of the company	207	253	(46)	(18%)
Non - controlling interest	3	1	2	200%

Revenue

Revenue from our generation segment decreased by 2%, to U.S.$648 million in the fiscal year ended December 31, 2023, compared to U.S.$663 million in the previous fiscal year. This variation is mainly explained by: (i) lower legacy energy prices sales despite of several increases received from SE Resolutions, which failed to offset the Ps. devaluation; (ii) lower Energy Plus prices; (iii) less fuel income from CAMMESA procured by our oil and gas segment; and (iv) reduction of generation capacity caused by incidents, mainly at CTLL´s TG05, lower thermal dispatch and programmed overhauls at thermal power plants; partially offset by the increase of installed capacity by 194,25 MW due to VAR’s acquisition and the commissioning of PEPE IV wind farm.

Power generation during the fiscal year ended December 31, 2023, decreased by 2% (391 GWh) compared to the fiscal year ended December 31, 2022, due to lower thermal units dispatch, partially offset by higher hydroelectric and wind dispatch.

The following table shows net power generation and sales (in GWh) for our power generation plants:

Note: 1 PEMC has been consolidated into Pampa since August 12, 2022 until August 16, 2023. 2 Operated by Pampa but not consolidated under IFRS Accounting Standards (50% of equity stake).

Cost of Sales

Cost of sales decreased by 4%, to U.S.$354 million for the fiscal year ended December 31, 2023, compared to U.S.$370 million for the fiscal year ended December 31, 2022, mainly due to the decrease in gas purchases.

Gross Profit

Gross profit from our generation segment did not vary significantly, amounting to U.S.$294 million for the fiscal year ended December 31, 2023, compared to U.S.$293 million for the fiscal year ended December 31, 2022.

Moreover, for the fiscal year ended December 31, 2023, the gross margin in relation to sales reached 45%, a slight 1% increase compared to the fiscal year ended December 31, 2022.

Selling Expenses

Selling expenses from our generation segment decreased to U.S.$2 million for the fiscal year ended December 31, 2023, compared to U.S.$3 million for the fiscal year ended December 31, 2022.

Administrative Expenses

Administrative expenses from our generation segment increased to U.S.$50 million for the fiscal year ended December 31, 2023, compared to U.S.$39 million for the fiscal year ended December 31, 2022, mainly explained by higher labour costs, which surpassed the Ps. devaluation, and higher fees and compensation for services.

Other Operating Income and Expenses Net

Other operating income and expenses, net from our generation segment increased by 140%, to a U.S.$48 million gain for the fiscal year ended December 31, 2023, compared to a U.S.$20 million gain for the fiscal year ended December 31, 2022. This increase is mainly explained by higher commercial interests gain due to the increase in CAMMESA’s delinquency average rate from 62% to 113%.

Share of profit from joint ventures

The share of profit from joint ventures from our generation segment amounted to a U.S.$18 million loss for the fiscal year ended December 31, 2023, compared to a U.S.$65 million gain for the fiscal year ended December 31, 2022. This variation is explained by (i) a U.S.$18 million share of loss in CTB during 2023, compared to a U.S.$41 million share of profit during 2022, mainly as a consequence of higher financial and income tax losses and property, plant and equipment depreciation, partially offset by an improvement in operating income due to the energy supply contract with CAMMESA effective from March 1, 2023, that remunerates the combined cycle; and (ii) the recognition of a U.S.$ 23.3 million gain to reflect the fair value of the 50% previously held interest in Greenwind’s equity, as a result of the acquisition of the additional 50% interest during 2022.

Operating Income

Operating income from our generation segment decreased by U.S.$64 million (19%), recording U.S.$272 million for the fiscal year ended December 31, 2023, compared to U.S.$336 million for the fiscal year ended December 31, 2022. This variation is mainly attributable to the share of loss from joint ventures, and higher administrative expenses, partially offset by higher commercial interest gains.

The operating margin in relation to sales for the fiscal year ended December 31, 2023, decreased to 42% compared to 51% for the fiscal year ended December 31, 2022.

Financial Results, net

Financial results, net, amounted to a U.S.$163 million gain for the fiscal year ended December 31, 2023, compared to a U.S.$9 million loss for the fiscal year ended December 31, 2022. This variation is mainly due to higher gains from changes in the fair value of financial instruments, partially offset by higher interest expense and foreign currency exchange losses.

Income Tax

The generation segment recorded an income tax charge of U.S.$225 million for the fiscal year ended December 31, 2023, compared to a charge of U.S.$73 million for the fiscal year ended December 31, 2022. This variation is mainly explained by higher deferred income tax charges due to the temporary lag between the accounting and tax valuation of property, plant and equipment, due to the impact of the Ps. devaluation on December 13, 2023.

Total Profit

The generation segment recorded a U.S.$210 million profit for the fiscal year ended December 31, 2023, U.S.$207 million of which were attributable to the owners of the Company, compared to a U.S.$254 million profit for the fiscal year ended December 31, 2022, of which U.S.$253 were attributable to the owners of the Company.

Oil and Gas Segment

	Oil and Gas
	December 31, 2023	December 31, 2022	Variation	%
Revenue	666	646	20	3%
Cost of sales	(412)	(350)	(62)	18%
Gross profit	254	296	(42)	(14%)

Selling expenses	(49)	(45)	(4)	9%
Administrative expenses	(74)	(60)	(14)	23%
Exploration expenses	(7)	-	(7)	100%
Other operating income and expenses, net	54	35	19	54%
Impairment of property, plant and equipment	(38)	(30)	(8)	27%
Impairment of financial assets	-	(2)	2	(100%)
Operating income	140	194	(54)	(28%)

Finance income	2	2	-	-
Finance costs	(203)	(107)	(96)	90%
Other financial results	(15)	(28)	13	(46%)
Financial results, net	(216)	(133)	(83)	62%
(Loss) Profit before income tax	(76)	61	(137)	(225%)

Income tax	29	(16)	45	(281%)
(Loss) Profit of the year	(47)	45	(92)	(204%)

Owners of the company	(47)	45	(92)	(204%)
Non - controlling interest	-	-	-	-

Revenue

Revenue from our oil and gas segment amounted to U.S.$666 million for the fiscal year ended December 31, 2023, which was 3% higher than the U.S.$646 million for the fiscal year ended December 31, 2022. This variation is mainly explained by a growth in export and industry gas prices and higher gas production, partially offset by lower oil sale prices and volumes.

The average sale price for gas was U.S.$4.2/BTU for both fiscal years ended December 31, 2023 and 2022. The average sale price for oil was U.S.$66.2/bbl for the fiscal year ended December 31, 2023, 5% lower than average sale price for the fiscal year ended December 31, 2022.

The following table shows our production for the oil and gas segment for the periods shown:

	For the fiscal period ended
	December 31, 2023	December 31, 2022
Production
Oil (k bbl/day)	4,8	5,3
Gas (k m3/day)	10,3	9,8
Total (k boe/day)	65,4	63,1

Sales
Oil (k bbl/day)	5,0	5,3
Gas (k m3/day)	10,3	9,8
Total (k boe/day)	65,5	63,3

Cost of Sales

The cost of sales from our oil and gas segment increased by 18%, to U.S.$412 million for the fiscal year ended December 31, 2023, from U.S.$350 million for the fiscal year ended December 31, 2022. The variation is mainly due to: (i) higher property, plant and equipment depreciation and (ii) higher maintenance and contractors originated by the increase in gas production.

Gross Profit

Gross profit from our oil and gas segment decreased by 14%, from U.S.$296 million in the fiscal year ended December 31, 2022, to U.S.$254 million for the fiscal year ended December 31, 2023. This variation is mainly explained by lower oil sale and increased costs, mainly contractors, maintenance and depreciation. These effects were partially offset by the increase in gas sale prices and volumes.

Additionally, the gross margin on sales decreased to 38% in the fiscal year ended December 31, 2023, compared to 46% for the fiscal year ended December 31, 2022.

Selling Expenses

Selling expenses from our oil and gas segment increased to U.S.$49 million for the fiscal year ended December 31, 2023, compared to U.S.$45 million for the same period in 2022, due to increased gas transportation expenses, mainly from Vaca Muerta formation.

Administrative Expenses

Administrative expenses from our oil and gas segment increased by 23%, amounting to U.S.$74 million for the fiscal year ended December 31, 2023, compared to U.S.$60 million for the fiscal year ended December 31, 2022, mainly due to higher labour costs, which surpassed the Ps. devaluation.

Exploration expenses

Exploration expenses from our oil and gas segment, amounted to U.S.$7 million for the fiscal year ended December 31, 2023, due to decision to relinquish the Rio Atuel block, whereas no charges were recorded for the comparative fiscal year.

Other Operating Income and Expenses, net

Other operating incomes and expenses, net from our oil and gas segment recorded a U.S.$54 million gain for the fiscal year ended December 31, 2023, compared to a U.S.$35 million gain for the fiscal year ended December 31, 2022, mainly due to higher commercial interests accrued, corresponding to increased sales to CAMMESA and ENARSA, and gains derived from the Export Increase Program in 2023. These effects were partially offset by the decrease in GasAr Plan income and higher charges for environmental remediation and tax on bank transactions.

Impairment of property, plant and equipment

Our oil and gas segment recorded an impairment of the property, plant, equipment for the Rincón del Mangrullo CGU of U.S.$17 million and U.S.$30 million for the fiscal year ended December 31, 2023 and 2022, respectively. Additionally, a U.S.$21 million impairment of property, plant and equipment was recorded for the Tordillo - Tapera UGE for the fiscal year ended December 31, 2023.

Impairment of financial assets

Our oil and gas segment recorded an impairment of financial assets of U.S.$2 million for the fiscal year ended December 31, 2022, whereas no charges were recorded for the year ended December 31, 2023.

Operating Income

The operating income from our oil and gas segment decreased to a U.S.$140 million for the fiscal year ended December 31, 2023, compared to U.S.$194 million for the fiscal year ended December 31, 2022. The variation is mainly explained by increased operating costs and expenses and lower oil sales. These effects were partially offset by higher gas sale prices and volumes.

Financial Results, Net

Financial results, net from our oil and gas segment amounted to a U.S.$216 million loss for the fiscal year ended December 31, 2023, compared to a U.S.$133 million loss for the fiscal year ended December 31, 2022, mainly due to higher financial interest expenses and exchange differences losses, partially offset by higher gains from changes in the fair value of financial instruments.

Income Tax

Our oil and gas segment recorded an income tax benefit of U.S.$29 million for the fiscal year ended December 31, 2023, compared to an income tax charge of U.S.$16 million for the same period in 2022, mainly as a result of the decrease in profits before income tax.

Total Loss / Profit

Our oil and gas segment recorded a U.S.$47 million loss for the fiscal year ended December 31, 2023, compared to a U.S.$45 million profit for the prior fiscal year, both of which are entirely attributable to the owners of the Company.

Petrochemicals Segment

	Petrochemical
	December 31, 2023	December 31, 2022	Variation	%
Revenue	507	617	(110)	(18%)
Cost of sales	(444)	(536)	92	(17%)
Gross profit	63	81	(18)	(22%)

Selling expenses	(15)	(17)	2	(12%)
Administrative expenses	(6)	(5)	(1)	20%
Other operating income and expenses, net	6	(5)	11	(220%)
Impairment of inventory	(3)	(2)	(1)	50%
Operating income	45	52	(7)	(13%)

Finance costs	(3)	(3)	-	-
Other financial results	15	6	9	150%
Financial results, net	12	3	9	300%
Profit before income tax	57	55	2	4%

Income tax	(27)	(15)	(12)	80%
Profit of the period	30	40	(10)	(25%)

Owners of the company	30	40	(10)	(25%)
Non - controlling interest	-	-	-	-

Revenue

Revenue from our petrochemicals segment amounted to U.S.$507 million for the fiscal year ended December 31, 2023, 18% lower than the U.S.$617 million for the fiscal year ended December 31, 2022. This variation is mainly due to a decrease in both local and international reference prices.

Total sold volumes during the fiscal year ended December 31, 2023, decreased by 4% compared to the fiscal year ended December 31, 2022.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Volume sold in k ton	For the fiscal period ended
	December 31, 2023	December 31, 2022
Reforma	112	114
Styrene & polystyrene	43	46
SBR	250	262
Total	405	421

Cost of Sales

Cost of sales from our petrochemicals segment decreased by 17%, to U.S.$444 million for the fiscal year ended December 31, 2023, compared to U.S.$536 million for the fiscal year ended December 31, 2022. This variation is mainly due to lower raw material’s costs, explained by a decrease in international reference prices for all products, and to a lesser extent, the decrease in sale volume.

Gross Profit

Our petrochemical segment recorded a profit of U.S.$63 million for the fiscal year ended December 31, 2023, compared to a U.S.$81 million profit for the same period in 2022, mainly due to a lower gross margin from rubber, styrene and reforming products, with cost exceeding average sale prices, partially offset by higher gross margin from polystyrene, mainly in the local market.

The gross margin on sales reached 12% and 13% for the fiscal years ended December 31, 2023, and December 31, 2022, respectively.

Selling Expenses

Selling expenses from our petrochemicals segment amounted to U.S.$15 million for the fiscal year ended December 31, 2023, compared to U.S.$17 million for the fiscal year ended December 31, 2022. The variation is mainly explained by lower transport fees and tax expenses.

Administrative Expenses

Administrative expenses from our petrochemicals segment did not vary significantly, amounting to U.S.$6 million for the fiscal year ended December 31, 2023, compared to U.S.$5 million for the fiscal year ended December 31, 2022.

Other Operating Income and Expenses, net

Other operating income and expenses, net, amounted to a U.S.$6 million gain for the fiscal year ended December 31, 2023, compared to a U.S.$5 million loss for the fiscal year ended December 31, 2022. The increase was mainly due to gains derived from the Export Increase Program in 2023.

Impairment of inventory

Impairment of inventory from our petrochemicals segment did not vary significantly, amounting to U.S.$3 million and U.S.$2 million for the fiscal year ended December 31, 2023, and 2022, respectively.

Operating Income

The operating income from our petrochemicals segment decreased to U.S.$45 million for the fiscal year ended December 31, 2023, compared to U.S.$52 million for the fiscal year ended December 31, 2022. This variation is mainly due to a lower gross margin partially offset by other operating gains.

Financial Results, Net

Our petrochemicals segment recorded a financial profit of U.S.$12 million for the fiscal year ended December 31, 2023, compared to a U.S.$3 million profit for the fiscal year ended December 31, 2022. The variation is due to higher gains on foreign currency exchange differences, net partially offset by losses from changes in the fair value of financial instruments.

Income Tax

Our petrochemicals segment recorded income tax loss of U.S.$27 million for the fiscal year ended December 31, 2023, compared to U.S.$15 million for the fiscal year ended December 31, 2022, mainly as a result of the increase in profits before income tax.

Total profit

The petrochemicals segment recorded a profit of U.S.$30 million for the fiscal year ended December 31, 2023, compared to a profit of U.S.$40 million for the fiscal year ended December 31, 2022, both of which are entirely attributable to the owners of the Company.

Holding and Others Segment

	Holding and others
	December 31, 2023	December 31, 2022	Variation	%
Revenue	14	20	(6)	(30%)
Gross profit	14	20	(6)	(30%)

Administrative expenses	(55)	(38)	(17)	45%
Other operating income and expenses, net	(19)	35	(54)	(154%)
Share of profit from associates and joint ventures	16	40	(24)	(60%)
Recovery of impairment (Impairment) of intangible assets	2	(6)	8	(133%)
Impairment of financial assets	-	(2)	2	(100%)
Profit from sale of companies’ interest	9	-	9	100%
Operating (loss) income	(33)	49	(82)	(167%)

Finance income	7	9	(2)	(22%)
Finance costs	(45)	(36)	(9)	25%
Other financial results	278	116	162	140%
Financial results, net	240	89	151	170%
Profit before income tax	207	138	69	50%

Income tax	(95)	(20)	(75)	375%
Profit of the year	112	118	(6)	(5%)

Owners of the company	112	118	(6)	(5%)
Non - controlling interest	-	-	-	-

Revenue

Revenue from our holding and others segment decreased by 30% to U.S.$14 million for the fiscal year ended December 31, 2023, compared to U.S.$20 million for the fiscal year ended December 31, 2022, mainly due to lower advisory services provided for technical assistance to joint ventures.

Administrative Expenses

Administrative expenses from our holding and others segment increased to U.S.$55 million for the fiscal year ended December 31, 2023, compared to U.S.$38 million for the fiscal year ended December 31, 2022, mainly due to an increase in compensation agreements expenses.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our holding and others segment recorded a loss of U.S.$19 million for the fiscal year ended December 31, 2023, compared to a U.S.$35 million gain for the fiscal year ended December 31, 2022. The variation is mainly attributable to the arbitration award of U.S.$37 million regarding the arbitration claim against Petroecuador in 2022, and to a lesser extent to higher charges on provision for contingencies in 2023.

Share of profit from associates and joint ventures

The profit from joint ventures from our holding and others segment decreased to U.S.$16 million for the fiscal year ended December 31, 2023, compared to U.S.$40 million for the fiscal year ended December 31, 2022. This variation is mainly explained by (i) lower profit from the participation in CIESA, mainly due to the effects of the devaluation on regulated gas transportation segment of TGS which tariffs in Ps. have not been raised since May 2023, and (ii) lower margin in the liquid segment due to lower volume and drop in international prices; partially offset by the loss due to impairment of the stake in Refinor recorded in 2022, and higher results from the stake in OCP at the end of the year ended December 31, 2023.

Recovery of impairment / Impairment of intangible assets

Our holding and others segment recorded a recovery of impairment of intangible assets of U.S.$2 million for the fiscal year ended December 31, 2023, compared to U.S.$6 million impairment for the fiscal year ended December 31, 2022.

Impairment of financial assets

The impairment of financial assets amounted to U.S.$2 million for the fiscal year ended December 31, 2022, whereas no charges were recorded for the year ended December 31, 2023.

Profit from sale of companies’ interest

Our holding and others segment recorded a profit from sale of companies’ interest of U.S.$9 million for the year ended December 31, 2023, mainly due to the sale of certain TGS shares, whereas no charges were recorded in 2022.

Operating Loss / Income

Our holding and others segment recorded a U.S.$33 million operating loss for the fiscal year ended December 31, 2023, compared to a U.S.$49 million operating profit for the fiscal year ended December 31, 2022. This variation is mainly explained by lower share of profit from joint ventures, the registration of the arbitration award in 2022, and higher operating expenses. These effects were partially offset by the result from the sale of stakes in companies and the impairment loss on Refinor’s stake recorded in 2022.

Financial Results, Net

Our holding and others segment recorded a financial gain of U.S.$240 million for the fiscal year ended December 31, 2023, compared to a U.S.$89 million gain for the fiscal year ended December 31, 2022. This variation is mainly due to higher foreign currency exchange gains, caused by the dilution of fiscal liabilities in Ps., partially offset by higher interest losses on those debts.

Income Tax

Our holding and others segment recorded an income tax charge of U.S.$95 million for the fiscal year ended December 31, 2023, compared to a U.S.$20 million charge for the fiscal year ended December 31, 2022, mainly due to an increase in the profit before income tax.

Total Profit

Our holding and others segment recorded a profit of U.S.$112 million profit for the fiscal year ended December 31, 2023, compared to a total profit of U.S.$118 million for the fiscal year ended December 31, 2022, both of which are entirely attributable to the owners of the Company.

Fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021

For a discussion of the results for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021, please refer to “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2022 filed on April 28, 2023.

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

Total consolidated borrowings as of December 31, 2023 and 2022 were U.S.$1,448 million and U.S.$1,613 million, respectively. As of December 31, 2023 and 2022, 95% and 86% of our borrowings were denominated in U.S. Dollars, respectively.

As of December 31, 2023 and 2022, cash and cash equivalents were U.S.$171 million and U.S.$106 million, respectively. We maintain our cash and cash equivalents in Pesos, and in U.S. Dollars depending on medium term requirements and availability, at all levels of operations. We conducted financings at both variable and fixed rates.

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	As of December 31,
	2023	2022
Cash and cash equivalents at the beginning of the year	106	110
Net cash generated by operating activities	575	619
Net cash used in investing activities	(446)	(575)
Net cash used in financing activities	(57)	(46)
Exchange difference generated by cash and cash equivalents	(7)	(2)

Cash and cash equivalents at the end of the year	171	106

Net cash generated by operating activities

Net cash generated by operating activities amounted to U.S.$575 million for the year ended December 31, 2023, attributable to cash flow generated by net income from continuing operations without considering (i) non-cash losses (mainly related to U.S.$318 million for income tax, U.S.$283 million for interest accrual and U.S.$267 million for depreciation and amortization of assets), and (ii) non-cash profits (mainly related to U.S.$392 million for changes in the fair value of financial instruments and U.S.$190 million for net exchange differences). However, such amounts take into account changes in operating assets and liabilities (mainly related to U.S.$151 million increase in trade and other receivables).

Net cash generated by operating activities amounted to U.S.$619 million for the year ended December 31, 2022, attributable to cash flow generated by net income from continuing operations without considering (i) non-cash losses (mainly related to U.S.$212 million for depreciation and amortization of assets, U.S.$185 million for interest accrual and U.S.$124 million for income tax), and (ii) non-cash profits (mainly related to U.S.$105 million for share of profit from joint ventures and associates, U.S.$94 million for changes in the fair value of financial instruments and U.S.$85 million for net exchange differences), but considering (iii) changes in operating assets and liabilities (mainly related to an increase of U.S.$233 million in trade and other receivables, partially offset by a U.S.$70 million increase in trade and other payables); and (iv) U.S.$2 million in income tax payments.

Net cash used in or generated by investing activities

Net cash used in investing activities amounted to U.S.$446 million for the year ended December 31, 2023, including payments of U.S.$758 million for purchases of property, plant and equipment, partially offset by U.S.$226 million in proceeds for public securities and shares sales and investment funds recovery and U.S.$72 million proceeds from equity interests in companies’ sales.

Net cash used in investing activities amounted to U.S.$575 million for the year ended December 31, 2022, including payments of U.S.$416 million for purchases of property, plant and equipment, U.S.$102 million for public securities and shares acquisitions and U.S.$111 million for the acquisition of subsidiaries and associates.

Net cash used in financing activities

Net cash used in our financing activities amounted to U.S.$57 million for the year ended December 31, 2023, principally due to payments of U.S.$471 million made in connection with bank and financial borrowings (including principal and interest), partially offset by U.S.$424 million in proceeds from borrowings.

Net cash used in our financing activities amounted to U.S.$46 million for the year ended December 31, 2022, principally due to payments of U.S.$305 million made in connection with bank and financial borrowings (including principal and interest), U.S.$28 million related to repurchase and redemption of corporate bonds and U.S.$18 million related to the acquisition of our own shares, partially offset by U.S.$308 million in proceeds from borrowings.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2023 and 2022:

	At December 31,
	2023	2022
Generation	259	115
Oil and gas	556	324
Petrochemical	7	7
Holding and others	5	36
	827	482

In 2023, our capital expenditures in our generation segment amounted to U.S.$259 million mainly due to the construction of the PEPE VI wind farm of 140MW, which is expected to be fully commissioned during the fourth quarter of 2024 and the completion of the expansion works of the PEPE IV wind farm of 81 MW, the expansion of which was completed in June 2023.

Our capital expenditures in our oil and gas segment amounted to U.S.$556 million in 2023, mostly to develop unconventional oil and gas reserves in the Vaca Muerta formation, through well drilling and facilities construction.

In 2022, our capital expenditures in our generation segment amounted to U.S.$115 million mainly work in progress related to the PEPE IV wind farm Project by 81 MW, initiated in 2021 and expected to be fully operating by the second quarter of 2023.

Our capital expenditures in our oil and gas segment amounted to U.S.$324 million in 2022, mostly to develop gas reserves, through well drilling and facilities construction, in order to continue reaching the committed gas production under the Plan Gas.Ar programs.

Future Capital Requirements

Our level of investments will depend on a variety of factors, many of which are beyond our control. These include: the future evolution of the prices of the Company’s products, the behavior of electricity demand in Argentina, the existence and competitive impact of alternative projects, the application of regulations and changes in regulations, applicable taxes and royalties, as well as the prevailing political, economic, and social situation in Argentina. For more information, and those factors that could affect our levels of investments see “Item 3. Key Information - Risk Factors.”

In our generation segment, future capital investments will focus on the expansion of renewable energies. In 2024, the first stage of the PEPE VI is expected to be completed, adding a capacity of 140 MW with a total estimated investment of U.S.$ 270 million, projecting its commercial operation for the second half of 2024. The total project entails the installation of 300 MW in three stages with an estimated investment of U.S.$ 500 million. Additionally, funds will be allocated to the maintenance of the currently operating power plants, which includes extending the lifespan of two of our combined cycle plants.

Finally, in the oil and gas segment, the investment plan for 2024 has a strong focus on our unconventional fields, with significant investments in gas, in line with the commitments made in our participation in the Gas.Ar Plan tenders and the initiation of the pilot plan in the Rincón de Aranda block for unconventional oil. Specifically, we will be executing an investment plan for the year 2024 totaling approximately U.S.$500 million, which will mainly focus on the development of unconventional gas and oil reserves through drilling wells targeting the Vaca Muerta formation in our operated fields and surface facilities for the production evacuation.

       For further information on our investment commitments in oil and gas areas and our generation projects, please see Note 18 to our Consolidated Financial Statements.

Description of Indebtedness

Our total consolidated financial indebtedness as of December 31, 2023 was U.S.$1,448 million, of which 85% was long-term debt, 89% of which was denominated in U.S. Dollars (excluding U.S.$. linked debt for U.S.$. 96 million). The amount of our total consolidated financial debt does not include Transener, TGS and CTB given that our stake in those companies constitutes an interest in a joint venture, and as such is not consolidated and is valued according to the equity method of accounting in the Consolidated Financial Statements.

The below is a description of the main characteristics of the indebtedness of our group companies:

	2023	2022
	(in millions of U.S.$)
Short-Term Debt
Corporate Bonds	126	163
Financial borrowings	67	51
Bank overdrafts	31	59
	224	273
Long-Term Debt
Corporate Bonds(1)	1,224	1,232
Financial borrowings	-	108
Total	1,224	1,340
Total Indebtedness	1,448	1,613

(1) Net of the following face value repurchases: U.S.$ 113.7 million of ON 2026, U.S.$ 153.0 million of CB 2027 and U.S.$ 7.5 million of CB 2029.

Financings

During 2023, the Company continued to enhance its maturity profile, primarily through the following actions: (i) cancellation at maturity of short-term financings with banks, redemption of the outstanding balance of its 7.375% notes due July 2023 (the “2023 Notes”) for U.S.$ 92.9 million, (ii) redemption of Class 11 notes for Ps. 21,654 million, and (iii) repayment at maturity of the total outstanding amount of its Class 8 notes (first Green Bond) for Ps. 2,283 million.

Additionally, short-term bank loans were paid off for a total amount of Ps.16,535 million, and we cancelled net short-term import financings for an amount of U.S.$9.2 million. As of December 31, 2023, our short-term maturities amounted to U.S.$224 million.

Additionally, from August 2023, Greenwind’s net debt is no longer consolidated due to the swap with Total Austral (Sucursal Argentina).

After the end of the 2023 fiscal year, we obtained import financings for U.S.$ 2.4 million and bank loans for U.S.$90 million and Ps.13,000 million. Additionally, we paid net short-term bank debt for Ps.12,100 million and import financings for U.S.$ 5.9 million.

The following table describes our debt maturity profile for the periods indicated, including principal amount plus the corresponding accrued interest as of December 31, 2023:

	< 1 year	1-5 years	> 5 years	Total
	(in millions of U.S.$) (1)
Total Indebtedness	224	937	286	1,448
(1)	The sums are rounded and they may not add up.

Corporate Bonds

On January 11, 2023, we issued Class 15 notes for a total amount of Ps.10,379 million. Class 15 notes accrue interest at a floating rate based on a Private Badlar plus an applicable margin of 2% and are due at a single installment upon their maturity on July 11, 2024.

On March 6, 2023, we reopened Class 13 and Class 15 notes for a total amount of U.S.$48 million and Ps. 7,885 million, respectively. The outstanding face value of Class 13 notes amounted to U.S.$98 million; and Ps.18,264 million for Class 15.

Additionally, on May 4, 2023, we issued (i) Class 16 notes U.S.$-MEP bonds for a total amount of U.S.$55.7 million. Class 16 notes accrue interest at a fixed rate 4.99% and are due at a single installment upon their maturity on November 4, 2025; and (ii) Class 17 notes for a total amount of Ps.5,980 million, which accrue interest at a floating rate based on Private Badlar plus an applicable margin of 2% and are due at a single installment upon their maturity on May 4, 2024. Class 17 notes are the second green bond issued by Pampa, which reflects our commitment to finance projects with a positive impact on the environment and to diversify the country’s energy generation matrix. The issue was qualified by Fix Ratings, an affiliate of Fitch Ratings, with the rating of Green Bond (BV1), the best possible grade, since it is aligned with the four main components of ICMA’s (International Capital Market Association) Green Bond Principles (GBP). It was issued in observance of the “Guidelines for the Issuance of Social, Green and Sustainable Bonds in Argentina” of the CNV Rules and the provisions of BYMA’s Social, Green and Sustainable Guide and the BYMA Rules, and also makes up BYMA’s Social, Green and Sustainable Bonds Panel. The proceeds from Class 17 notes were allocated to finance the construction of PEPE VI wind farm.

On September 8, 2023, we issued Class 18 notes U.S.$-MEP bonds for a total amount of U.S.$72.1 million, which accrue interest at a fix rate of 5% and are due at a single installment upon their maturity on September 8, 2025.

On December 21, 2023, we redeemed Class 11 notes for the total outstanding amount of Ps. 21,654 million, which original maturity date was January 15, 2024. The redemption price was equal to 100% of the outstanding capital amount, plus accrued and unpaid interest as of the redemption date.

After the end of the 2023 fiscal year, we redeemed Class 17 notes for a total outstanding amount of Ps. 5,980 million, which original maturity date was May 4, 2024. The redemption price was 100% of the outstanding capital amount, plus accrued and unpaid interest as of the redemption date.

On February 29, 2024, we issued Class 19 notes for a total amount of Ps.17,131 million. Class 19 notes accrue interest at a floating rate based on a Private Badlar minus an applicable margin of -1% and are due at a single installment upon their maturity on February 28, 2025.

Finally, on March 26, 2024, we issued Class 20 notes for a total amount of U.S.$ 55.171 million. Class 20 notes accrue interest at a fixed rate of 6% and are due at a single installment upon their maturity on March 26, 2026.

Redemption of 2023 Notes

On May 5, 2023, we announced the redemption of our 2023 Notes, the outstanding face value of which amounted to U.S.$ 92.9 million. The redemption took place on June 8, 2023 at a redemption price equal to 100% of the outstanding capital amount, plus accrued and unpaid interest as of the redemption date, and plus additional amounts under the 2023 notes’ trust agreement.

FINNVERA Credit Facility

Due to the discontinuance of the LIBOR benchmark interest rate as of July 2023, on September 5, 2023 Pampa and Credit Agricole Corporate & Investment Bank (CACIB) executed an amendment to the credit facility replacing the LIBOR rate with Term SOFR, which will be the new floating rate for debt services after November 2023. The interest rate hedge agreement associated with the credit facility was amended accordingly.

Credit Ratings

During 2023, Fitch upgraded Pampa’s local long term credit rating from “AA” to “AA+” due to a greater predictability in the generation of operating flow following the extension of the Plan Gas.Ar, which is in effect until the year 2028, and as a result of an increase of expected production in the E&P segment. Moreover, on April 10, 2024, FitchRatings upgraded CTB’s local long term credit rating from “A+” to “AA-” due to a greater predictability in the generation of operating flow following the completion of the CTEB combined cycle, which entered into commercial operations in February 2023. As of the date of this annual report the Pampa group’s ratings are as follows:

Company	Agency	Rating
		Global	Local(2)
Pampa	S&P	b-(1)	-
	Moody’s	Caa3	-
	FitchRatings	b-	AA+ (long term) A1+ (short term)
TGS	S&P	CCC+	-
	Moody’s	Caa3	-
Transener	FitchRatings	-	A+ (long term)
CTEB	FitchRatings	-	AA-3)

(1) Pampa Stand Alone Rating (2) Local ratings issued by FIX SCR (affiliate of Fitch Ratings) (3) Upgraded from A+ on April 10, 2024.

CTB Corporate Bonds

On April 3, 2023, CTB issued Class 9 notes for a total amount of U.S.$ 50 million accruing interest at a fixed rate of 0% and maturing on April 3, 2026. With the issuance of Class 9 notes, which were subscribed and paid in cash and in-kind through the delivery of Class 1 notes, Class 1 notes with a fair value of U.S.$ 2.2 million were partially canceled, with a U.S.$ 30 million outstanding face value. On May 19, 2023, Class 1 notes were redeemed for the total outstanding amount of U.S.$30 million, at a redemption price equal to 100% of the outstanding capital amount, plus accrued and unpaid interest as of the redemption date.

After the end of the 2023 fiscal year, CTB redeemed Class 2 notes for the total outstanding amount equivalent to Ps. 31,760 million, with an original maturity date of June 4, 2024. The redemption price was 100% of the outstanding capital amount, plus accrued and unpaid interest as of the redemption date. CTB also obtained short-term bank debt for Ps. 34,986 million.

Covenants of our Indebtedness

Under the terms of the respective outstanding debt, we and certain of our subsidiaries are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2023, we and our subsidiaries were in compliance with the covenants under our respective outstanding indebtedness.

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

Board of Directors

The following table sets forth information about the members and alternate members of our board of directors, nine of whom have terms that will expire in December 2024, while five have terms that will expire in December 2025 and the remaining six have terms that will expire in December 2026. In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors.

Full Name	Age	Position	Appointment Date	Termination Date
Marcos Marcelo Mindlin	60	Chairman	04/29/2024	12/31/2026
Gustavo Mariani	53	Vice Chairman	04/26/2023	12/31/2025
Ricardo Alejandro Torres	66	Director	04/26/2023	12/31/2025
Damián Miguel Mindlin	58	Director	04/29/2024	12/31/2026
Carolina Zang(1)(2)	51	Director	04/27/2022	12/31/2024
Carlos Correa Urquiza(1) (2)	54	Director	04/27/2022	12/31/2024
Lucas Sebastián Amado (1) (2)	49	Director	04/29/2024	12/31/2024
Julia Sofía Pomares (1) (2)	48	Director	04/29/2024	12/31/2024
María Carolina Sigwald	56	Director	04/29/2024	12/31/2026
Silvana Wasersztrom(1) (2)	56	Director	04/26/2023	12/31/2025
Clarisa Lifsic(1)(2)	61	Alternate Director	04/27/2022	12/31/2024
Mariana de la Fuente	55	Alternate Director	04/27/2022	12/31/2024
María de Lourdes Vázquez (1) (2)	62	Alternate Director	04/29/2024	12/31/2026
Clarisa Vittone (1) (2)	56	Alternate Director	04/27/2022	12/31/2026
Diego Martín Salaverri	59	Alternate Director	04/27/2022	12/31/2024
María Agustina Montes	42	Alternate Director	04/26/2023	12/31/2025
Mauricio Penta	47	Alternate Director	04/29/2024	12/31/2026
Horacio Jorge Tomás Turri	63	Alternate Director	04/26/2023	12/31/2025
Verónica Cheja (1) (2)	52	Alternate Director	12/27/2022	12/31/2024
Lorena Rappaport (1) (2)	52	Alternate Director	04/27/2022	12/31/2024

(1)	Independent Directors under CML and CNV’s regulations.
(2)	Independent Directors under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

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

The President of the committee must be independent, as determined by the guidelines set forth by the national securities commission. At present, Pampa’s Nomination Committee is composed as follows:

Name	Position
Silvana Wasersztrom	President
Gustavo Mariani	Regular Member
Carlos Correa Urquiza	Regular Member
Mariana de la Fuente	Alternate Member
Clarisa Lifsic	Alternate Member

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Chairman	60
Gustavo Mariani	Executive Vice president - Chief Executive Officer (CEO)	53
Ricardo Alejandro Torres	Executive Vice president	66
Damián Miguel Mindlin	Executive Vice president	58
Horacio Jorge Tomás Turri	Executive Director of Exploration and Production	63
Nicolás Mindlin	Executive Director of Finances (CFO) and M&A	34
María Carolina Sigwald	Executive Director of Legal Affairs	56
Mauricio Penta	Executive Director of Administration, IT and Supply	47

The business address of each of our current directors and executive officers is Maipú 1, City of Buenos Aires, Argentina (C1084ABA).

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

Marcos Marcelo Mindlin was born on January 19, 1964. He has been a member of our board of directors since 2006 and serves as Chairman of Pampa. Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He also holds a degree in Economics from the Universidad de Buenos Aires. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin. From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange. In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin. Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates. From 1999 to 2004, Mr. Mindlin also served as Vice Chairman of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice Chairman at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and ODS S.A. He also served as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina. In 2008, Mr. Mindlin founded, and since that time has directed, the Foundation whose purpose is to improve childhood development and education. Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaká, a leading Jewish-Argentine foundation, and a member of the Council of the Americas. Mr. Mindlin is currently Chairman of Grupo Dolphin Holding S.A., Grupo Emes S.A. and Emes Inversora S.A. and member of the board of Orígenes Seguros de Retiro S.A., and Consultores Fund Management.

Gustavo Mariani was born on September 9, 1970. He has been a member of our board of directors since November 2005 and serves as Vice-Chairman and CEO of Pampa. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Master in Finance from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998. Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager. Mr. Mariani is currently member of the board of HIDISA, HINISA, CISA, Generación Argentina S.A., SACDE Inversiones QRP S.A.U., ODS S.A., Dolphin Créditos Holding S.A., Emes Inversora S.A., Transba, Grupo Emes S.A., Emes Finance S.A., Grupo Dolphin Holding S.A., Orígenes Seguros de Retiro S.A., Sitios Argentinos S.A, CIESA, and the Foundation.

Ricardo Alejandro Torres was born on March 26, 1958. He has been a member of our board of directors since November 2005 and serves as Executive Vice president. Mr. Torres holds a degree in accounting from the Universidad de Buenos Aires and a Master in Business Administration from the Instituto de Altos Estudios Empresariales-Escuela de Negocios de la Universidad Austral and was a professor of Tax and Finance at the school of Economics of the Universidad de Buenos Aires. He is currently member of the board of Fiplasto S.A., PISA, Energía e Inversiones S.A., Digipa S.A, CITELEC, Pop Argentina S.R.L., Orígenes Seguros de Retiro S.A., Todos Capital S.R.L., Fundación Observatorio Argentinos por la Educación, CISA, Transener S.A., HIDISA, HINISA and Transba S.A.

Damián Miguel Mindlin was born on January 3, 1966. He has been a member of our board of directors since November 2005 and serves as Executive Vice president. Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director. Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin. He is currently member of the board of SACDE, Constructora Incolur IECSA S.A LTDA (Chile), Profingas S.A., Líneas del Norte S.A., Minera Geometales S.A., Compañía Americana de Transmisión Eléctrica S.A. (CATESA), Corpus Energía S.A., Posadas Encarnación S.A., ARPHC S.A., Energía e Inversiones S.A., Pampa Inversiones S.A., HIDISA, HINISA, Sitios Argentinos S.A, Dolphin Créditos Holding S.A., Emes Inversora S.A., Grupo Emes S.A., Grupo Dolphin Holding S.A., CIESA, Orígenes Seguros de Retiro S.A., Consultores Fund Management Ltd, Emes Air S.A., ByMA, CISA, Digipa S.A, Transba and CITELEC.

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

Carlos Correa Urquiza was born on September 17, 1969. He has been a member of our board of directors since 2019. He currently serves as the Trading Desk in the Finance Area Management of Banco Hipotecario SA. Prior to joining BHSA (1999), he held the position of Head of the back-office department of Consultores Asset Management (1994-1999). Carlos holds a Masters in Banking Management from Universidad del CEMA and a Bachelor’s Degree in Business Administration from Universidad de Belgrano.

Lucas Sebastián Amado was born on May 29, 1974. He has been a member of our board of directors since 2024. He obtained a degree in law from the Pontificia Universidad Católica Argentina in 1997. From the year 2000 he held various positions in the government of the province of Salta and had been member of the board of different companies such as Edenor, ENARSA, Transener, Citelec, Transba, among others. He was also controller of SOCAYA, the labor union for rubber workers. Mr. Amado is also partner of NBF Law Firm and Salum Amado Law Firm.

Julia Sofía Pomares was born on June 6, 1975. She has been a member of our board of directors since 2024. Ms. Pomares is also a member of the board of directors of Sociedad Importadora y Exportadora de la Patagonia La Anónima. Additionally, she serves on the Executive Council of Hacedoras, an organization dedicated to promoting the involvement and influence of women in public policies in Latin America. Furthermore, Ms. Pomares is a founding member of PROLIGE (Leading Women Network in Public and Private Sectors in Argentina). Ms. Pomares holds a Bachelor's Degree in Political Sciences from the University of Argentina, where she graduated with honors. She also obtained a Master's in Comparative Politics and a Master's in Research Methods in Political Science, as well as a PhD in Political Science from the London School of Economics and Political Science. With over 20 years of experience at the intersection of the public and private sectors, Ms. Pomares focuses on emerging technologies, particularly generative AI. She is a member of the Global Solutions Initiative in Berlin and serves as a guest professor at the Government School of Torcuato Di Tella University, where she heads the Master's program in Political Science.

María Carolina Sigwald was born on November 15, 1967. She has been a member of our board of directors since 2017. She is the Executive Director of Legal Affairs of the Company since November 2017. Ms. Sigwald obtained her law degree from the Universidad de Buenos Aires, where she graduated with honors. She started her professional career as a lawyer in Central Puerto S.A. after its privatization and then joined Chadbourne & Parke in New York and later the IIC in Washington. Carolina returned to Argentina in 1998 as founding partner of Law Firm Díaz Bobillo, Sigwald & Vittone, where she performed as external advisor for energy companies, Pampa among them. She is currently member of the board of Autotrol Renovables S.A, Digipa S.A, Enecor, Fiplasto S.A., Generación Argentina S.A, Pampa Energía Bolivia S.A, Pampa Energía Soluciones S.A., CITELEC, CISA, CTB, Transba, TGS, CIESA, VAR, Transener, the Foundation and Vientos Solutions Argentina S.A.U.

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

Clarisa Diana Lifsic was born on July 28, 1962. She has been a member of our board of directors since 2022. She is also Director of La Pionera de Anta, La Morocha del Sur, STAT Research y Biomakers SA, among others. Ms. Lifstic holds a Bachelor’s in Economics from the Universidad de Buenos Aires, where she graduated with honors and a Master of Science in Management from the Massachusetts Institute of Technology (Summa Cum Laude).

Mariana de la Fuente was born on December 5, 1968. She has been a member of our board of directors since 2022. She has a degree in Psychology from the Universidad de Buenos Aires and completed various specializations and postgraduate courses in business administration in the Instituto de Altos Estudios Empresariales (IAE) and human resources at the University of Michigan, USA. Since November 2021, she is Human Resources Director of Pampa. Previously, since 2014, she served as Human Resources Director of EDENOR and previously at EDEN (Empresa Distribuidora de Energia Norte), both former subsidiaries of Pampa. Since 1990, he has held leadership positions related to human resources for Argentina or Latin American Region in several multinational companies, including Monsanto, Cerveceria Quilmes, Cabot and Abertis. She is currently member of the board of CITELEC and Transba.

María de Lourdes Vázquez was born on February 11, 1962. She has been member of our board of directors since 2024. Mrs. Vázquez is a lawyer from the Universidad Católica Argentina and holds an LL.M. Master of Laws from Harvard Law School. She also holds a degree in cinematography from the Centro de Investigación Cinematográfica (Argentina). Mrs. Vázquez is dean of the law department in the Universidad de San Andrés where she has been professor in different graduate and postgraduate courses; and is also visiting and associate professor at Harvard University. She has also held in-house counsel positions in EMI Records (New York) and in Virgin Records (London) and as a partner in Marval, O’Farrel & Mairal Law Firm (Buenos Aires).

Clarisa Vittone was born on October 6, 1967. She has been a member of our board of directors since 2022. Mrs. Vittone has a Law degree, with a Specialization in Business Law, from Universidad de Buenos Aires. She also completed a Postgraduate Studies in NGO Management at Universidad de San Andrés. Since 2011 she has been Partner at Amrop Argentina and is member of the Regional Committee of Business Development for Amrop Latinoamerica. She leads in Latin America the practice of diversity and inclusion. Her second area of specialization is in the field of digital talent advising since 2015 companies, promoting digital transformation and the development of digital capabilities for C-level and Boards of Directors. Thirdly, she works in boards consultancy practice. Previously she worked at Valuar, a local prestigious executive search company. Before that, Mrs. Vittone worked for 15 years at Deutsche Bank and EFG Bank in executive roles of corporate, investment and private banking.

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our Board of Directors since 2021 and a founding partner of the Argentine law firm of Salaverri, Burgio & Wetzler Malbrán. He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires. Currently, Mr. Salaverri serves as member of the Board of Directors of Ecuador TLC S.A., TRENEREC S.A., SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., Pampa Energía Bolivia S.A. and as an alternate member of the Board of Directors of Compañía de Inversiones Energía and Grupo Emes S.A., among others. Additionally, Mr. Salaverri serves as member of the Supervisory Committee of Cardif Seguros S.A., Soluciones de Asistencia Integral S.A., Préstamos y Servicios S.A., Life Seguros de Personas y Patrimoniales S.A., Orígenes Seguros de Retiro S.A., Grupo Dolphin Holding S.A., Partners I S.A. and as an alternate member of Norpatagónica S.A., among others.

María Agustina Montes was born on September 28, 1981. She has been a member of our board of directors since 2021. Ms. Montes holds a bachelor’s in law from the Universidad de Buenos Aires. Currently, she serves as Pampa's Corporate Legal and M&A Manager, having joined the company in 2011. She worked at the firm Cleary, Gottlieb, Steen & Hamilton in its New York offices in 2014. Previously, Ms. Montes worked as a lawyer in the firm Bruchou, Fernandez Madero & Lombardi. Currently, Ms. Montes is member of the board of HINISA, Pampa Energía Bolivia S.A., PE Energía Ecuador LTD, Autotrol Renovables S.A CITELEC, CISA, CTB, Digipa S.A, Enecor, HIDISA, Transba, TGS, Trovinver S.A. and VAR.

Mauricio Penta was born on July 23, 1976. He is the Executive Director of Administration IT and Supply of the Company. Mr. Penta graduated in Public Accounting from the Universidad Argentina de la Empresa and he received an MBA from the Altos Estudios Empresariales. Previously, Mr. Penta worked for Deloitte and Grupo Cencosud as Tax Manager. Mr. Penta serves as member of the board of CTB, Pampa Energía Soluciones S.A., Generación Argentina S.A, and VAR.

Horacio Jorge Tomás Turri was born on March 19, 1961. He serves as Executive Director of Exploration and Production. Mr. Turri is an industrial engineer and received his degree from Instituto Tecnológico Buenos Aires. Mr. Turri served as Chief Executive Officer of Central Puerto S.A., Hidroeléctrica Piedra del Águila and Gener Argentina S.A. He worked as an analyst of investment projects in the oil, gas and electricity sectors at SACEIF Luis Dreyfus from 1990 to 1992. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. He currently serves as a Vice-Chairman of TGS and CIESA.

Verónica Cheja was born on October 27, 1971. She has been a member of our board of directors since 2024. She holds a degree in communication sciences from Universidad de Ciencias Empresariales, and specializes in strategic communication, with over 27 years’ of experience in this field. Mrs. Cheja is founder and CEO of Urban Communication Group, a public relations consulting agency that creates reputation and business opportunities for national, Latin American and multi-national companies. In 2020 she founded Neuronal, a business intelligence data-based communication company. She is also member of the Board of WCD (Women Corporate Directors), YPO Argentina (Young Presidents' Organization) and Enseña x Argentina, among others.

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

Nicolás Mindlin was born on November 11, 1989. Mr. Mindlin holds an Industrial Engineer degree from the Technological Institute of Buenos Aires and is currently Executive director of finances (CFO) and M&A. Mr. Mindlin serves as member of the board of Pampa Energía Bolivia S.A., Vientos Solutions Argentina S.A.U., VAR, ENOPSA, Pampa Bloque 18 S.A., Digipa S.A., Enecor and PE Energía Ecuador LTD.

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

On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above-mentioned criteria: Silvana Wasersztrom, Lucas Sebastián Amado Carlos Correa Urquiza, Julia Sofía Pomares, María Vázquez, Carolina Zang, Clarisa Vittone, Clarisa Lifsic, Lorena Rappaport and Verónica Cheja.

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

The following table sets forth certain relevant information of the members of our audit committee:

Name	Position
Carlos Correa Urquiza	President
Silvana Wasersztrom	Regular Member
Carolina Zang	Regular Member
Clarisa Lifsic	Alternate Member

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

Duties and authority

Our audit committee is responsible for the performance of the duties that fall within its scope of authority pursuant to the provisions of the CML. These duties include, among others, the following:

•	supervising the operation of the internal control systems and the administrative-accounting system of the Company as well as the reliability of the administrative-accounting system and of all the financial information for any other material facts submitted to the consideration of the authorities in compliance with the applicable reporting requirements in force;
•	issuing an opinion on the external auditors nominated by the board of directors to be retained by the Company and verifying if they are independent pursuant to the CML;
•	reviewing the plans submitted by the external auditors, supervising and assessing their performance and issuing an opinion thereon upon the presentation and publication of the Company’s annual financial statements and overseeing internal audit planning and performance;
•	supervising compliance with the risk management information policies in place in the Company;
•	issuing an opinion in relation to transactions with related parties in the events set forth in the applicable law and inform the provisions of the applicable law to the extent there is or may be an alleged conflict of interest in the Company;
•	providing the market with complete information regarding transactions in which there are conflicts of interest with the members of our corporate bodies or controlling shareholders;

•	verifying compliance with applicable standards of conduct;
•	issuing an opinion with respect to the reasonableness of the fees of members of the Board of Directors and stock option plans proposed by the Board of Director;
•	issuing an opinion with respect to the compliance with legal requirements and on the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights;
•	Providing any report, opinion or statement required by the current regulations in force, with the scope and frequency required by such regulations, as amended;

•	Complying with all obligations provided for in our by-laws, as well as regulations binding for us; and
•	preparing an annual working plan to be reported to the Board of Directors and the Supervisory Committee within a term of 60 calendar days as from the beginning of the fiscal year.

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

The following table sets forth certain relevant information of the members of our supervisory committee:

Name	Position	Age
Roberto Antonio Lizondo	Regular Member	54
José Daniel Abelovich	Regular Member	67
Martín Fernandez Dussaut	Regular Member	43
Noemí Cohn	Alternate Member	64
Tomás Arnaude	Alternate Member	42
Germán Wetzler Malbrán	Alternate Member	54

Set forth below are brief biographical descriptions of the members of our supervisory committee:

Roberto Antonio Lizondo was born on September 25, 1969. Mr. Lizondo obtained a law degree from Universidad Nacional de Tucumán and a Master of Laws degree from The London School of Economics and Political Science. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán and was a foreign associate of Brown & Wood in 1999-2000. He is a member of the Supervisory Committee of Soluciones de Asistencia Integral S.A., Cardif Seguros S.A. (Life Insurtech) and Life Seguros de Personas y Patrimoniales S.A.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., an accounting firm member of Nexia International, a global network of accounting and consulting firms. Formerly, he was a manager of Harteneck, López y Cía/Coopers & Lybrand and served as senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Autotrol Renovables S.A., CITELEC, CISA, CIESA, HIDISA, Vientos de Arauco Renovables S.A., Transba, Transener, TGS, Cresud, IRSA and certain subsidiaries, Banco Hipotecario and certain subsidiaries, among others.

Martín Fernandez Dussaut was born on January 29, 1981. Mr. Fernández Dussaut received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán and was a foreign associate at Cleary, Gottlieb, Steen & Hamilton in 2008. He is a member of the Board of Directors of Latin Securities S.A., CT Mitre Office S.A. and Delta Asset Management S.A., and an alternate member of the Board of Directors of Grupo Emes S.A. Additionally, he is a member of the Supervisory Committee of Compañía Americana de Transmisión Eléctrica S.A., TAP Billetera S.A., Profingas S.A., Minera Geometales S.A., SACDE, CTB, Vientos Solutions Argentina S.A.U. and Focolare S.A., and an alternate member of the Supervisory Committee of Autotrol Renovables S.A., Enecor S.A., Generación Argentina S.A., Pampa Energía Soluciones S.A., VAR, Digipa S.A., Grupo Dolphin Holding S.A., Inversora al Rio S.A. and Numera Analytics S.A.U., among others.

Noemí Ivonne Cohn was born on May 20, 1959. Mrs. Cohn obtained a degree in accounting from Universidad de Buenos Aires. She is a partner of Abelovich, Polano & Asociados S.R.L., an accounting firm member of Nexia International, a global network of accounting and consulting firms. Mrs. Cohn worked in the audit area of Harteneck, López y Cía/Copers, Coopers & Lybrand in Argentina and Los Angeles, California. Mrs.  Cohn is member of the supervisory committees of Cresud, IRSA and subsidiaries, Autotrol Renovables S.A, Generación Argentina S.A, Inversión QRP S.A, VAR, among others.

Tomás Arnaude was born on December 17, 1981. Mr. Arnaude received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán and was a foreign associate of Shearman & Sterling LLP in 2010 - 2011. He currently serves as a member of the Supervisory Committee of Vientos Solutions Argentina S.A.U. and TAP Billetera S.A., and as an alternate member of the Supervisory Committee of SACDE, CISA, CTB, Pampa Energía Soluciones S.A., Cardif Seguros S.A., Soluciones de Asistencia Integral S.A., Compañía de Inversiones de Energía S.A., Generación Argentina S.A., Life Seguros de Personas y Patrimoniales S.A. and Compañía Inversora en Transmisión Eléctrica Citelec S.A., among others.

Germán Wetzler Malbrán was born on April 25, 1970. Mr. Wetzler Malbrán received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán and was a foreign associate of Simpson Thacher & Bartlett LLP in 2005. He currently serves as a member of the Supervisory Committee of Cardif Seguros S.A., Soluciones de Asistencia Integral S.A., Compañía Americana de Transmisión Eléctrica S.A., Autotrol Renovables S.A., CISA, CTB, Pampa Energía Soluciones S.A., Digipa S.A., Vientos Solutions Argentina S.A.U., Enecor S.A., Generación Argentina S.A., SACDE, Life Seguros de Personas y Patrimoniales S.A., TAP Billetera S.A., Profingas S.A., Minera Geometales S.A. and Focolare S.A., and as an alternate member of the Supervisory Committee of Envases Plásticos S.A., Grupo Dolphin Holding S.A., VAR, Inversora al Rio S.A., Orígenes Seguros de Retiro S.A., Salta Refrescos S.A. and Prestamos y Servicios S.A., among others. Additionally, he is an alternate member of the Board of Directors of Grupo Emes S.A.

Corporate Governance

The Company enacted several policies and practices, including a comprehensive code of conduct:

•	Code of Conduct. This code, approved by our board, constitutes the guide for making honest decisions in daily activities and defines how to address challenges. It sets out core principles to ensure a service of excellence for our customers and build relationships with our suppliers, teammates, shareholders, authorities, intermediate organizations and the Pampa community.
•	Ethics Committee. It is a consultation body. Its main responsibilities include providing guidance on the Code of Conduct, following up on cases received through the ethics hotline, and rendering its opinion on disciplinary actions and conflicts of interest. This committee comprises the human resources, legal and audit departments, with oversight of our CEO.
•	Ethics Hotline. The Company has implemented an exclusive channel to report, under strict confidentiality, any suspected misconduct or breach of the Code of Conduct.
•	Fraud, Corruption and Other Irregularities Policy. This policy reaffirms transparency and ethics as essential behaviors to lead the Company’s business and achieve sustainable growth. It also prohibits fraud, corruption in any form, or acts of misconduct within Pampa. Moreover, it sets Pampa’s stance on preventing corruption and other acts of misconduct, complementing the principles and values defined in our Code of Conduct. Therefore, both documents should be read in conjunction. This Policy also includes clauses on the obligation to report any actual or suspected violation of laws and/or regulations, as well as the prohibition of retaliation against anyone filing a report legitimately and in good faith or refusing to participate in acts of corruption.
•	Related Parties Transactions Policy. Pursuant to this policy, and as stated in the applicable regulations, all high-value transactions (i.e. all exceeding 1% of the net worth of the Company according to the last approved financial statements) made by the Company with individuals and/or legal entities which are considered to be “related parties” pursuant to the provisions set forth in applicable regulations, must be subject to a specific prior authorization and control procedure that is carried out under the coordination of the Company’s legal affairs executive department and which involves both the Company’s board and its Audit Committee, as applicable.
•	Policy on Material Information’s Disclosure. This policy regulates processes for publishing relevant information as per the regulatory requirements of the stock exchanges where Pampa’s securities are traded or those in which Pampa is a registered issuer. To ensure the duly execution and compliance with the policy and applicable regulations with respect to this matter, the Company established an Information Disclosure Committee.
•	Policy on Best Security Market Practices. This policy outlines certain restrictions and formalities on trading Pampa and/or its affiliates marketable securities listed in a stock exchange. It ensures transparency and guarantees that no benefit or economic advantage is gained from misusing material non-public information about Pampa and/or its affiliates. It applies to employees (including all of our senior management lines), directors and members of the Supervisory Committee.

•	Integrated Management Policy. This policy is an evolved version of the Quality, Safety, Environment and Labor Health Policy, adapted to the Company’s present situation and the challenges it faces, driving the sustainable development of our businesses. It adds supplementary aspects to QHSE, such as the efficient use of energy and natural resources, the reliability and integrity of our facilities and operations, and asset management optimization. The policy reaffirms that integrated management is an essential part of our operations and includes ten management principles guiding its simple and agile implementation and strengthening Pampa’s culture.
•	Swap Transactions Policy. This policy, approved by the Board, sets forth the framework under which the Company shall manage risks related to any Swap it executes under International Swaps and Derivatives Associations (ISDA) agreements. This policy applies only to activities governed by the Commodity Exchange Act, as amended (the “CEA”), and only with respect to the election of the “End-User Exception” as provided in Section 2(h)(7) of the CEA.
•	Self-Assessment Questionnaire for the Board of Directors. Our Board of Directors implemented an annual self-assessment questionnaire to evaluate its own performance and management. The Company’s Corporate Law Department is in charge of examining and filing each questionnaire with the individual answers given by the Board members and, based on the results, it shall submit to the Board any proposed measures deemed useful to improve the performance of the board’s duties.
•	Nomination Policy. This policy establishes the principles governing the nomination and appointment of members of the Board of Directors of Pampa and is designed pursuant to the rules and regulations in force in Argentina, the bylaws of the Company and the rules of the Nomination Committee that are applicable to the matter.
•	Compensation Policy. This policy is designed in accordance with the laws and regulations in force in Argentina, the bylaws of the Company and the rules of the Compensation Committee and provides guidance on the principles pursuant to which compensation is payable to the members of the Board of Directors of Pampa. It will be used by the shareholders, the Board of Directors and the Compensation Committee to guide their practice.
•	Compensation Recovery (Clawback) Policy. This policy was approved by our Board during 2023, in accordance with applicable SEC regulations. For more information about our Clawback Policy, please see Exhibit 6 - Compensation Recovery Policy.
•	Dividend Policy. This policy, in accordance with laws and regulations in force in Argentina and the Company’s bylaws, outlines the guidelines for balancing distributed amounts and Pampa’s investment plans.
•	Pre-approval of Principal Accountant Services. This Policy standardizes the internal process that allows the Audit Committee to comply with its obligation to grant prior approval of the provision by the external auditor of any kind of authorized service to the Company.

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

At the ordinary shareholders’ meeting held on April 29, 2024, the compensation for Pampa’s directors was set for a total amount of Ps. 15,024,112,294 for the year ended December 31, 2023. This amount includes fees, remunerations, gratifications and benefits of compensation agreements.

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

During fiscal years ended December 31, 2022 and 2023, the Company delivered 0.6 million of its own shares each year as payments under the stock compensation plan for officers and other key staff. As of the date of this report, during 2024, the Company delivered 0.5 million shares year as payments under the stock compensation plan for officers and other key staff.

As of the date of this annual report, we held in treasury 3,878,939 common shares to be delivered to employees under such plan, which represents 0.3% of our issued capital.

Compensation Agreements – Senior Management

The Company has executed compensation agreements with the Company’s main executives, aimed at aligning the interests of such executives with those of the Company and its shareholders, creating value for them only to the extent that value is created for the shareholders. These agreements mainly provide for an annual, variable and contingent compensation equivalent to, in the aggregate, to 3.6% of the Company’s annual market value appreciation, measured in U.S. Dollars, with an annual cap of 50% of the accrued amount and 1.8% of the Company’s operating income before interest, taxes and other non-cash items (adjusted EBITDA provision) for the period to be compensated.

Accrued amounts which have not been paid by the Company may only be collected by their beneficiaries to the extent Pampa’s share market capitalization at the time of realization is higher than the recorded maximum (high water mark provision). Additionally, the annual total amount payable should not exceed 1.8% of the adjusted EBITDA of the year subject to compensation. In the event that the amount paid is less than the Adjusted EBITDA provision, the unused balance will be allocated to the compensation for subsequent years.

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

As of the date of this annual report, Pampa’s Compensation Committee is composed as follows:

Name	Position
Carlos Correa Urquiza	President
Silvana Wasersztrom	Regular Member
Carolina Zang	Regular Member
Clarisa Lifsic	Alternate Member

Share Ownership

As of March 31, 2024, the following members of our board of directors and our senior management had an ownership interest in our capital stock of: Marcos Marcelo Mindlin (16.59%), Damian Miguel Mindlin (3.05%), Gustavo Mariani (3.02%), Ricardo Alejandro Torres (2.09%), Horacio Turri (0.57%), María Carolina Sigwald (0.01%), Carlos Correa Urquiza (0.003%), Carolina Zang (0.001%), Mauricio Penta (0.01%) and Nicolás Mindlin (0.0005%). No other member of our board of directors or our senior management beneficially owns any shares of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Employees

Excluding those employed by us on a temporary basis and including controlled-subsidiaries, as of December 31, 2023, we had 1,924 full time employees. Additionally, we operate CTEB, which is jointly owned with YPF and has 106 full-time employees.

Approximately 52.33 % of our workforce is affiliated with a union and/or is a party to a collective bargaining agreement. We have completed salary negotiations for 2023. We maintain a positive relationship with each of the employee unions at the Company and our subsidiaries’ levels.

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

J.P. Morgan informed us that, as of March 31, 2024, there were 25,427,182 outstanding ADSs. As of such date, there was one registered holder of our ADSs in the United States. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States of our ADSs, or of where the direct beneficial owners of such ADSs are resident. We have no information concerning holders with registered addresses in the United States that hold our shares, which are not represented by ADSs.

The table below sets forth information concerning the beneficial ownership of our common shares as of March 31, 2024:

Name of Shareholder	Number of Shares	Percentage of our Capital Stock	Percentage of voting power
ANSES (¹)	306,958,364	22.51%	22.51%
Braslyn HL / Hidden Lake S.A.	69,139,594	5.07%	5.1%

Management
Marcos Marcelo Mindlin	226,189,822	16.59%	16.59%
Gustavo Mariani	41,230,735	3.02%	3.02%
Damián Miguel Mindlin	41,516,395	3.04%	3.05%
Ricardo Alejandro Torres	28,427,461	2.08%	2.09%

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

Compensation Plans

See “Item 6. Directors, Senior Management and Employees – Compensation Plans”.

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

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

In the normal course of business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated. At December 31, 2023, we had established accruals in the aggregate amount of U.S.$109 million to cover potential losses from such claims and legal proceedings. The above-mentioned amount does not include Transener and TGS given they are not consolidated and are accounted for according to the equity method of accounting in the Consolidated Financial Statements. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or operational results.

Set forth below is a brief description of significant proceedings for which provisions have been recorded as of December 31, 2023:

-	Relevant Customs Proceedings - Gasoline Exports: there are an important number of proceedings in process before the National Tax Court in which the tax authority challenges the tariff heading used by Petrobras during 2008-2014. The fiscal authority takes a position of a higher export duty rate.

Set forth below are brief descriptions of the nature of the significant legal proceedings or claims in which the Company is a party. As of December 31, 2023, the Company, in accordance with the analysis of our internal and external legal advisors, considers that such legal proceedings are not viable.

Labor Claims - Compensatory Plan

We face several legal proceedings associated with one of our defined benefit plans, the “Compensatory Plan” (see “Item 18. Financial Statements—Note 11.8”). We hereinafter describe the nature of currently-pending labor claims:

•	Claims alleging that the index (IPC) used to update the plan benefits is ineffective to keep the benefits’ “constant value”. In two of the cases, the Company obtained a favorable judgment, which has been appealed by the plaintiff. On the contrary, another case has obtained an unfavorable judgment for the Company and, consequently, we appealed to the respective Court.
•	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings. The Company obtained a favorable first instance judgment. The plaintiff appealed and the Court of Appeals granted the plaintiff’s claim. Against such ruling, the Company filed a federal extraordinary appeal before the CSJN, which the Court rendered inadmissible. Consequently, the Company filed a motion for reconsideration of dismissal of appeal before the CSJN and filed an appeal on the grounds of unconstitutionality before the Superior Court of Justice of the Autonomous City of Buenos Aires (“STJBA”). The STJBA sustained the Company's motion for reconsideration of dismissal of appeal and, consequently, requested the Chamber of Commerce to send the file to the STJBA, in order to treat the unconstitutionality appeal filed. The Court of Appeals in Commercial Matters rejected the STJBA order so, consequently, the file was sent to the CSJN to resolve the jurisdictional dispute.

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

Environmental Claims

-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the defendants and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.
-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the defendants should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Alternatively, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at U.S.$547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.
-	Beatriz Mendoza and 16 other plaintiffs brought a complaint before the CSJN against the National Government, the Province of Buenos Aires, the Government of the Autonomous City of Buenos Aires and 44 companies, including the Company, conducting industrial activities along the Matanza-Riachuelo River Basin. The plaintiffs seek compensation for alleged damages sustained as a result of an alleged environmental impact, its cessation, and environmental restoration, for an estimated amount of U.S.$500 million for the financing of the Matanza-Riachuelo River Basin Environmental Management Plan aiming at the restoration of the basin. The Company's financial liability would simply be related to two of its facilities adjacent to the Matanza-Riachuelo Water Basin (one of them no longer under its operation). Regarding the remaining facilities adjacent to the aforementioned basin, which were previously operated by the Company, it has sufficient indemnity granted by the transferee company of such facilities.

-	Inertis S.A. has filed a complaint against the Company for alleged damage to the environment in a lot owned by this company as a result of the activities conducted by the Dock Sud Plant seeking the redress of alleged damages for a nominal amount estimated at Ps. 1 million and U.S.$1 million, or the difference between the value of the allegedly affected lot and its valuation. The evidentiary stage of this proceeding has ended.
-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the environmental restoration, or compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of U.S.$200 million. The parties agreed to suspend the procedural deadlines, for the purposes of evaluating the possibility of entering into an agreement with some co-defendants. Subsequently, the partial agreement entered into between the plaintiff and some co-defendants was officially approved. The Company, for its part requested the disassociation from the process because it does not currently own any service station. However, it should be noted that some service station owners (for which the Company was sued) presented in the file agreements entered into with the plaintiff for their official approval. Some have already been officially approved - and the plaintiff was considered to have partially withdrawn the action and right against the owners of said service stations and also against the Company with respect to them - and others are in the approval stage.

-	Some neighbors of the Dock Sud area brought a complaint against 14 oil companies, including the Company, petrochemical companies and waste incineration plants located in the Dock Sud Petrochemical Complex for alleged damage to the environment and alleged individual damage to their goods, health and morale. The CSJN determined it had jurisdiction over the environmental issue and maintained the civil and commercial jurisdiction regarding the compensation for the alleged damages. The Civil and Commercial First Instance Court has opened the evidentiary stage.
-	A neighbor of the Province of Salta owning a lot where a joint venture made up of the defendants (the Company and other companies) conducted hydrocarbon activities seeks environmental protection and restoration for alleged damage caused by hydrocarbon prospecting, exploration and/or exploitation activities or, alternatively, compensation in case such environmental restoration is not possible. The proceeding is in the complaint answer stage and Salta’s Court of Justice determined that the Court of First Instance for Contentious Administrative Matters has jurisdiction.
-	Neighbors of the Province of Neuquén brought a proceeding against the Company for alleged environmental damage resulting from the hydrocarbon exploration, exploitation, transportation and well abandonment activities in which that plaintiff has been taking part. Should this not be feasible, they claim compensation for alleged damages to support the Environmental Restoration Fund. Additionally, they request the redress of alleged moral damages to be allocated to the Environmental Restoration Fund. The presence of all involved parties has been properly verified, and the lawsuit has been referred to the administrative litigation jurisdiction.
-	The Company initiated a legal claim against the Province of La Pampa requesting the annulment and revocation of administrative acts through which such Province, through its Undersecretary of Hydrocarbons and Mining and its Undersecretariat of Environment, claims that the Company has definitively abandoned 13 hydrocarbon wells located within the Jagüel de los Machos Area that were inactive by the time the concession belonged to the Company (September 2015), as well as the presentation of a plan for the remediation of certain environmental liabilities. It is worth clarifying that an environmental audit was carried out at the time of the reversal of the hydrocarbon area, and the deviations observed therein are currently corrected. The case is in litigation. The parties have agreed on the suspension of all procedural terms since they are in settlement negotiations.
-	Plaintiff Martinez Lidia and other three plaintiffs claim financial compensation for alleged damage to their health and property caused by the alleged environmental effects sustained as a result of living next to PGSM petrochemical plant (Rosario-Santa Fe). The Court issued a measure to furnish additional evidence and, consequently, consolidated these actions with the lawsuit initiated against the Company by other neighbors of the Plant in Santa Fe. This last case is open to evidence.
-	A resident of the Province of Buenos Aires brought a complaint against the Company seeking the removal of three fuel storage tanks and pumps and the remediation and restoration of the soils where such tanks are located on account of an alleged environmental impact. The evidentiary period has been completed.
-	Neighbors of the Province of Santa Fe have brought a complaint against the Company for alleged environmental damage. The Company obtained a favorable judgment, which has been appealed by the plaintiff.
-	A neighbor of the city of Ingeniero White filed a complaint against the Company, three other companies, the Bahía Blanca Port Consortium and the municipality of Bahía Blanca, for alleged damages caused to his property that allegedly have been caused as a result of vibrations generated by the companies as a consequence of their operation, and due to inadequate supervision by the Municipality. The proceeding is in the complaint answer stage.

Civil and Commercial Claims

-       The consumers’ association named “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of U.S.$3,650 million as compensation for damages against Pampa, Petrolera Pampa and certain Pampa directors in office during 2016 who are co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa’s, Petrolera Pampa’s and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). The plaintiff appealed the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee. The Court of Appeals in Commercial Matters upheld the filed extraordinary appeal. On its part, Petróleo Brasileiro S.A. filed an appearance, requesting that a lack of substance of the filed appeal should be declared, and, in the alternative, answering such appeal. The Company was notified that the Court of Appeals in Commercial Matters had upheld the appeal and filed a motion in this regard. Subsequently, the CSJN declared the nullity of the decision of the Court of Appeals in Commercial Matters that granted the extraordinary appeal and sent the proceedings back for a new decision. The Court of Appeals in Commercial Matter rejected the extraordinary federal appeal filed by the aforementioned Association. The Association filed a motion of dismissal of appeal before the CSJN, which is studying it.

-         Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the International Chamber of Commerce (“ICC”) on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consist of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration will be conducted according to the ICC Rules of Arbitration, the applicable law will be that of the Republic of Argentina, and the seat of arbitration will be Buenos Aires, Argentina. On April 30, 2021, POSA filed its statement of claim and on September 15, 2021, the Company filed its statement of defense and its statement of counterclaim. On December 15, 2021, POSA filed its statement of defense to the counterclaim. After the proceedings were suspended by the Court at the request of the parties, the latter decided to continue with the procedure. On April 3, 2024, ICC notified the parties of the final award issued by the arbitration court on April 2, 2024, resolving to: (i) reject all of POSA’s claims except one, ordering Pampa to pay the corresponding 33.60% of (a) the payments received under the Leasing Agreement up to the date of the Final Award plus interest and (b) the payments that the Company receives under the mentioned contract and (ii) grant Pampa’s counterclaim. On April 10, 2024, the Company filed an action for a partial annulment of the final award.

Administrative claims

-	CTLL (currently Pampa) filed an administrative litigation complaint against the Federal Government for contractual breach during the January 2016-July 2016 period. CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, alternatively, sustained damages should be redressed. The rendering of judgment was requested. Subsequently, CTLL filed a new administrative litigation complaint against the Federal Government for contractual breach during the April 2016-October 2018 period. In the claim for the January 2016-March 2016 period, the call for judgment was suspended due to the connection with the claim filed later for the April 2016-October 2018 period, the latter being in the pleading period.

-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a writ of amparo and, as secondary petition, a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. The Company requested judgment and the CSJN set a preliminary hearing, which was held. Following the opinion issued by the Attorney General’s Office, the case is currently pending judgment before the CSJN.

-	On March 31, 2021, the Company brought a Preliminary Administrative Claim before Argentina’s Ministry of Economy seeking the amount due, plus interest, which was borne by the National State during the term of the Executive Order 1053/18 for the difference in the exchange rate between the price of gas purchased by gas distributors and the price of gas recognized in the final rates of gas distributors for the April 2018-March 2019 period. On September 1, 2021, a motion for prompt intervention was filed. On December 2, 2021, the Company filed a writ of amparo for late payment seeking the defendant’s compliance, which was later rejected. Against this decision, the Company filed an appeal, which was rejected by the acting Court. Since the term for MECON to make a statement on the RAP has expired, the Company brought a proceeding against the National State.

Civil and Commercial claims

-	The Company has filed an international arbitration claim against Petrobras International Braspetro B.V. (“PIB BV”) on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016, whereby the Company acquired 67.2% of Petrobras Argentina S.A.’s capital stock. The arbitration was held pursuant to the ICC’s Arbitration Rules, the applicable law is New York State Law and the seat of arbitration is New York. PIB BV timely answered the request for arbitration and also filed a counterclaim seeking the payment of a percentage of the difference between the amount estimated for certain contingencies detected in the purchase process and the amount actually paid for them. On April 29, 2021, the Company filed its statement of claim and PIB BV filed its statement of counterclaim. On July 7, 2021, the Company and PIB BV filed their defense. On November 5, 2021, the Company and PIB BV filed their reply briefs and on December 20, 2021, they filed their rejoinders on the claims. After the proceedings were suspended by the Court at the request of the parties, the latter decided to continue with the procedure. On November 9, 2023, ICC notified the parties of the Final Award issued by the Arbitration Court on 11/02/2023, in which it resolved (i) to reject Pampa's claims; (ii) reject the majority of PIB BV's counterclaims, ordering Pampa to pay U.S.$3,200,000 plus interest from March 31, 2021 and (iii) reject all other claims of the parties. Pampa has already paid PIB BV the amounts ordered by the Court in its Final Award.

-	Pampa Bloque18, in its capacity as assignee of the Ecuadorian company Petromanabí S.A., has filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 —in both cases, as amended. The arbitration will be conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law will be the Ecuadorian law, and the seat of arbitration will be the City of Santiago de Chile. The first stages of the international arbitration process began in 2021. As of the date of this report, the arbitration process is still ongoing.
-	The Company has initiated an international arbitration against High Luck Group Limited – Sucursal Argentina for certain breaches of the Farmout Agreement and the Joint Operating Agreement regarding Chirete Block entered into on April 1, 2015. On August 23, 2023, the Arbitration Court issued a Partial Award, with costs against the defendant, in which it ruled that High Luck breached the aforementioned Contract, but that this fact does not enable the Company to exercise the option of retrocession. provided therein. Currently, a new step of the arbitration is being processed in accordance with the schedule established by the Arbitration Court.

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

Notwithstanding, the Company has applied for an exemption to pay the personal asset tax for the periods 2016 to 2018, in accordance with the benefits of Law 27,260.

We did not declare any dividends for the fiscal years ended on either December 31, 2021, 2022 or 2023.

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

The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. Dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. Dollars

2019(1)	64.50	29.15	50,179,161	39.89	12.01	16,258,128
2020(1)	86.25	32.00	56,576,326	16.69	8.72	4,380,259
2021(1)	171.50	73.20	61,971,893	21.28	12.17	2,133,439
2022(1)	440.70	152.00	111,318,600	32.00	17.97	3,100,657
2023(1)	2,234.00	425.00	964,980,524	52.17	26.86	7,271,123

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. Dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. Dollars
2022(1)
First Quarter	198.60	152.00	66,734,088	24.66	17.97	3,230,708
Second Quarter	214.95	161.00	71,322,787	25.86	18.71	2,921,069
Third Quarter	317.90	205.00	125,585,316	27.95	19.25	2,895,283
Fourth Quarter	440.70	273.15	180,757,574	32.00	21.93	3,358,042
2023(1)
First Quarter	540.00	425.00	284,781,804	36.87	26.86	6,187,672
Second Quarter(3)	908.00	535.70	500,746,593	44.30	32.10	6,055,388
Third Quarter	1,560.45	841.05	1,002,680,673	48,79	37.10	7,322,361
Fourth Quarter	2,234.00	1,150.00	2,095,501,525	52.17	32.91	9,482,576
2024(1)
First Quarter	2,625.00	1,584.65	2,290,900,550	50.01	38.15	9,475,477
Second Quarter(3)	2,202.00	1,765.10	4,405,751,778	48.22	40.88	17,407,336

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. Dollars per ADS(2)		Trading Volume
	High	Low	Pesos	High	Low	U.S. Dollars
2023(1)
November	1,901.00	1,150.00	1,824,654,690	48.47	32.91	11,164,486
December	2,234.00	1,601.50	2,013,590,779	52.17	44.90	10,380,046
2024(1)
January	2,625.00	1,835.00	1,765,350,455	50.01	45.46	6,308,400
February	2,600.00	1,755.00	1,875,508,579	49.41	41.12	5,883,736
March	1,992.00	1,584.65	3,314,824,211	45.11	38.15	16,392,648
April(3)	2,202.00	1,765,10	4,405,751,778	48.22	40.88	17,407,336

(1)       Values provided by Bloomberg.

(2)       Values available for our ADSs from October 9, 2010, the first trading date on the NYSE.

(3)       Represents the average of the lowest and highest daily rates from April 1 through April 26, 2024.

Purchases of Pampa’s Shares

During the year 2023, the Company has not repurchased any of its own shares.

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

The ADS Depositary has informed us that, as of December 31, 2023, there were 14,929,124 outstanding ADSs.

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

BYMA is the largest authorized market in Argentina. Pursuant to Resolution No. 18,629, the CNV authorized BYMA to operate as an Authorized Market and allowed BYMA to delegate certain of its rights and duties as a market in the BASE, including without limitation, the right to authorize the listing of issuers and securities in the BYMA, and the right to publish the daily market gazette.

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

Prior to offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV (for example, regarding the issuer’s assets, operating history and management, among others), and only securities authorized for public offering by the CNV may be listed on a stock exchange. Although issuers of listed securities are required to file with the CNV and the stock exchange on which their securities are listed several financial documents (such as, unaudited quarterly financial statements, audited annual financial statements, various other periodic reports), as well as to report any event related to the issuer and its shareholders that may materially affect the value or trading volume of the traded securities, the CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer.

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

The Argentine Criminal Code defines money laundering as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps.300,000. As previously mentioned, the Anti-Money Laundering Law created the UIF, which is in charge of the analysis, supervision and conveyance of information in order to prevent (A) the laundering of assets obtained from: (i) crimes related to illegal traffic and commercialization of narcotics (Law No. 23,737); (ii) crimes related to arms trafficking (Law No. 22,415); (iii) crimes related to the activities of an illegal association as defined in Article 210 bis of the Argentine Criminal Code; (iv) illegal acts committed by illegal associations (Article 210 of the Argentine Criminal Code) organized to commit crimes with political or racial motivation; (v) crimes of fraud against the Public Administration (Article 174, Section 5 of the Argentine Criminal Code); (vi) crimes against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Argentine Criminal Code; (vii) crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Argentine Criminal Code; (viii) crimes related to financing terrorism (Articles 41quinquies and 306 of the Argentine Criminal Code); (ix) crimes of extortion (Article 168 of the Argentine Criminal Code); (x) tax crimes, related to social security and fiscal resources (pursuant to law 24,769) and (xi) crimes related to human trafficking; and (B) crimes related to financing terrorism.

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

On the other hand, pursuant to Resolution No. 21/2018, as amended subsequently, the Obliged Subjects in the Capital Market Sector shall identify and evaluate the risks that they are exposed to and, as a result, to adopt administrative measures for mitigating them, in order to more effectively prevent money laundering. In accordance with this standard, the Obliged Subjects in the Capital Market Sector must have policies and procedures to know their client, which must be applied according to the risk rating resulting from the implemented risk model. Within this framework, individuals are enabled to implement reputable technological platforms, which allow long-distance procedures without the need to present documentation in person, without prejudice to the fulfillment of due diligence duties.

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

On October 14, 2016, the UIF issued Resolution No. 135/2016, which strengthened the regulations regarding the international exchange of information between similar authorities which may enter into agreements or memoranda of understanding as well as to the foreign public bodies that are members of the Egmont Group of UIF or the Asset Recovery Network of the Financial Action Task Force of Latin American.

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

In November 2018, the UIF passed Resolution No. 134/2018, which updates the list of persons considered to be “politically exposed persons” (“PEP”) in Argentina, taking into account any positions occupied by them in the present or in the past, and their relationship by closeness or affinity with third parties who occupy or have occupied such positions. During 2023, the UIF issued Resolution No. 35/2023, which amended the PEP list and established that upon the expiration of the two-year deadline set for maintaining PEP status, obliged subjects (sujetos obligados) must assess the risk level of the client or ultimate beneficial owner, considering the significance of the tasks performed.

Likewise, it is specified that the affidavit through which clients are required to declare whether they do or do not hold the status of PEP must be signed not only at the commencement of the business relationship but also at the moment of changing the PEP status, whether they begin to hold such status or cease to do so.

In July 2019, by Decree No. 489/2019, the PEN created the Public Registry of Persons and Entities Linked to Acts of Terrorism and its Financing (Registro Público de Personas y Entidades Vinculadas a Actos de Terrorismo y su Financiamiento) (the “RePET”), to centralize and manage all information related to the administrative freezing of assets linked to acts of terrorism and its financing. RePET is empowered to provide public access and guarantee the exchange of information with the agencies with competence in the field and with third countries, and the reporting parties must provide all information related to transactions carried out or attempted by individuals or legal entities included in RePET.

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

On November 17, 2019, through Resolution No. 117/2019, the UIF updated the minimum thresholds above which reporting entities must carry out the enhanced control and due diligence requirements established by the applicable anti-money laundering and anti-terrorist financing regulations. This measure aims to "contribute to an efficient prevention of money laundering and terrorist financing" from a risk-based approach, in accordance with international standards promoted by the Financial Action Task Force (FATF).

On October 21, 2021, the UIF issued Resolution No. 112/2021, whereby it establishes the measures and procedures that the regulated entities listed in Article 20 of the Money Laundering Prevention Law must observe to identify the ultimate beneficial owner of the customer in question. In this sense, such Resolution 112/2021 established that the ultimate beneficial owner shall be considered the natural person who owns at least 10% of the capital or voting rights of a legal person, a trust, an investment fund, an affectation patrimony and/or any other legal structure; and/or the natural person who by other means exercises the final control of the same.

On January 13, 2022, the UIF issued Resolution No. 6/2022. Pursuant to such resolution, the profile to be prepared by each obliged subject shall be based on the understanding of the purpose and expected nature of the commercial relationship, the transactional information and the documentation related to the economic, equity, financial and tax situation provided by the client or obtained by the obliged subjects itself.

On February 2, 2023, the reform of UIF Resolution No. 30/2017 applicable to financial and exchange institutions was published in the Official Gazette. This reform outlines the principal directives for managing Anti-Money Laundering (AML) and Terrorist Financing (TF) risks, as well as the minimum compliance requirements that each financial institution must adopt and implement to mitigate the risk of being exploited by third parties for the perpetration of these offenses. These directives operate under a Risk-Based Approach (RBA), taking into account the outcomes of the National Risk Assessments of AML/TF and TF/Financing Proliferation (FP) endorsed in 2022. By aligning with FATF Recommendation 1, the objective is to ensure that competent authorities, financial institutions, and Designated Non-Financial Activities and Professions (DNFBPs) are equipped to align preventive or mitigating measures against AML/TF risks with the identified risks, thus facilitating more efficient allocation of internal resources.

On the other hand, and based on the recommendations of the international organization, the prohibition of maintaining anonymous accounts or under fictitious names is established. The measures required with respect to foreign PEPs are made explicit, emphasizing the need to apply enhanced due diligence measures proportional to the risks identified. Additionally, the reform incorporates the possibility that financial institutions may depend on third parties for the execution of certain due diligence measures.

Moreover, UIF Resolution No. 61/2023, dated April 14, 2023, approved the “Risk-Based Supervision Procedure of the UIF”. This procedure incorporates a monitoring framework that encompasses a spectrum of activities and tools available in terms of supervision to be applied with a RBA. This marks a substantial change from previous regulations as it aims at the continuous observation and permanent monitoring of the obliged subjects covered by this procedure.

The aim of this procedure is to establish regulatory measures for supervisory procedures aimed at overseeing compliance by obliged subjects with obligations pertaining to the identification, assessment, monitoring, management, and mitigation of AML and TF risks. Its primary objective is to mitigate the risk of obliged subjects being exploited by third parties for criminal purposes related to AML/TF activities.

On May 2, 2023, the UIF issued Resolution No. 72/2023, which unifies the duty of collaboration of the supervisory agencies (BCRA, CNV, Superintendence of Insurance of the Nation, and National Institute of Associative and Social Economy) in supervisory procedures. This regulation facilitates coordination between agencies and adopts a RBA for obliged subjects. Likewise, the “Regulations of the Working Groups” and the “Final Technical Report Model” are approved as a reference for the preparation of reports by the supervisory bodies.

On May 9, 2023, Resolution No. 78/2023 was published in the Official Gazette, with entry into force as of July 1, 2023. This resolution aims to establish minimum requirements for the identification, evaluation, monitoring, management, and mitigation of AML and TF risks. It is aimed at those obliged subjects included in article 20, paragraphs 4, 5, and those of paragraph 22 of the AML in the Capital Market Sector, which are of the nature of financial fiduciaries.

The resolution establishes the obligation to implement an AML/TF prevention system, with a RBA, which must contain all policies, procedures, and controls to effectively identify, evaluate, manage, and mitigate the AML/TF risks to which it is exposed. It also establishes, among other issues, a series of particular risk factors that obliged subjects must consider. Additionally, it mandates the obligation to carry out technical risk self-assessment reports, make risk tolerance affidavits duly substantiated and approved by the management body and highest authority, and establish appropriate risk mitigation policies, procedures, and controls.

At the same time, the resolution required obliged subjects to adopt policies, procedures, and controls of minimum compliance aimed at ensuring due compliance with the regulations and the detection of irregularities. Accordingly, it established minimum conditions that must be contained in the prevention manuals, and other control measures such as the designation of compliance officers and a prevention committee, the implementation of training plans, evaluations of the prevention system, a code of conduct, among others. Finally, the resolution established the obligation to implement identification, verification, and Know Your Customer measures, as well as monitoring, analysis, and reporting.

On June 16, 2023, Resolution No. 99/2023 was published, outlining the obligations that the obliged subjects of cooperatives and mutuals must comply with to manage AML and TF risks, in accordance with the standards, good practices, guides, and international guidelines currently in force of the FATF. The main objective of the reform is to adopt a RBA to perform a prevention task more effectively. This resolution introduces key definitions, such as risk self-assessment, the effectiveness of the preventive system, and guidance alerts. Additionally, it establishes systematic compliance reports and allows for differentiated periodicity for certain obliged subjects.

On June 26, 2023, through General Resolution No. 966, the CNV updated Article 8 of Section IV of Title XI of the CNV Rules. This modification pertains to the definition of “ultimate beneficiary” and aims to adapt the agency's regulations to those issued by the UIF, particularly, UIF Resolution No. 112/2021, as well as to other relevant regulatory provisions.

On the other hand, on July 14, 2023, Resolution No. 126/2023 was published, revoking Resolution No. 28/2018 as of September 1, 2023. This resolution modifies the minimum requirements for the identification, evaluation, monitoring, administration, and mitigation of AML and TF risks that the obliged subjects must adopt and apply. It includes the obligation to prepare a risk self-assessment technical report and a risk tolerance statement.

Subsequently, on September 1, 2023, Resolution No. 169/2023, as modified by Resolution No. 177/2023, established new minimum requirements for the identification, evaluation, monitoring, management, and mitigation of AML and TF risks. These requirements are applicable to capitalization, savings, savings and loan, economics, capital constitution, or other similar or equivalent companies that require money or securities in any form from the public with the promise of awarding or delivering goods, services, or future benefits, as included in Article 9 of Law No. 22,315. The aim is to ensure compliance with policies, procedures, and controls to avoid the risk of being used by third parties for criminal AML/TF purposes. Through UIF Resolution No. 177/2023, certain articles of UIF Resolution No. 169/23 were rectified, such as the consecutive order of the paragraphs in Section 12 and the regulatory references included in Sections 26, 28, 29, 30, and 40.

On January 8, 2024, UIF Resolution No. 2/2023 and UIF Resolution No. 1/2023 established new minimum requirements for the identification, evaluation, monitoring, management, and mitigation of AML and TF risks. These requirements apply to certain obliged subjects included in Article 20, paragraphs 2, 10, and 11 of Law No. 25,246. The aim is to ensure that these entities adopt and apply appropriate policies, procedures, and controls to prevent the risk of being used by third parties for criminal AML/TF purposes.

On March 15, 2024, Law 27.739 was published in the Official Gazette, introducing modifications to the Argentine Criminal Code and reforming the system for the prevention of AML/TF, and the Proliferation of Weapons of Mass Destruction. Among the modifications to the Criminal Code, the following stand out: (i) the expansion of the criminal scope of money laundering and terrorism financing; (ii) the introduction of the criminal offense of financing the proliferation of weapons of mass destruction; and (iii) the extension of aggravating factors for terrorism to offenses specified in special laws or laws that incorporate into domestic law criminal offenses provided for in international conventions ratified in Argentina. Additionally, this law also creates: (i) a public registry of beneficial owners, managed by AFIP, to centralize accurate and updated information regarding individuals who are beneficial owners; and (ii) a registry of virtual asset service providers (“Proveedores de Servicios de Activos Virtuales” or PSAVs), managed by CNV, to centralize information regarding individuals and legal entities operating as PSAVs.

On March 19, 2024, Resolution UIF No. 47/2024 was published in the Official Gazette, modifying the Operations Reporting System. Specifically, it incorporates among the requirements for the registration of Obligated Subjects, the certification issued by the National Registry of Recidivism regarding the criminal records of the members of the administrative body and the ultimate beneficiaries. Likewise, it includes a procedure to manage the deregistration as an Obligated Subject.

For more information, you should seek advice from your legal counsel and read the applicable rules mentioned herein, including their amendments, which can be found at the following websites: www.infoleg.gob.ar, the UIF’s website: www.uif.gob.ar and the Central Bank’s website: www.bcra.gob.ar. The information contained on these websites is not part and shall not be deemed incorporated into this annual report.

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

On April 6, 2018, the PEN issued Decree No. 277/18, which regulates the Corporate Criminal Liability Law, providing that the Anticorruption Office of the Ministry of Justice and Human Rights will establish the guidelines to comply with the Corporate Criminal Liability Law’s provisions related to the Integrity Program. On October 4, 2018, the Anticorruption Office issued Resolution No. 27/2018, which approved the “Integrity’s Guidelines for the best compliance of sections 22 and 23 of the Corporate Criminal Liability Law”.

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

Under the CNV provisions, foreign companies could attend a shareholders’ meeting only with a dully authorized official, with no additional formal registration needed. The following are considered to be duly authorized: (i) the legal representative of the company in Argentina, and (ii) an attorney with enough power to represent the company in Argentina. The power could be granted in Argentina or abroad, complying with all legal and formal requirements (duly legalized and apostilled).

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

Pursuant to Article 33 of our by-laws: (1) any amendment to the regime of mandatory public tender offer upon acquisition of a controlling interest in our capital stock, as described below under “Mandatory Public Tender Offer Upon Acquisition of 50% of our Voting Shares,” requires for approval the favorable vote of shares representing at least 66.6% of the capital stock issued and outstanding, (2) any amendment to the rules of the Audit Committee as well as any amendment to the regime of mandatory public tender offer upon acquisition of a significant interest in our capital stock as described below under “Mandatory Public Tender Offer upon Acquisition of 35% of our Voting Shares,” shall require for approval the favorable vote of at least 66.6% of the shareholders in attendance at the meeting to the extent that they represent at least 35% of the capital stock issued and (3) any amendment to the special majority regime as established above which shall require for approval the same special majority intended to be amended.

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

Mandatory Public Tender Offer Upon Acquisition of 35% of Our Voting Shares

Our by-laws provide in Article 38 that in the event that any person, directly or indirectly, individually or in agreement with other persons, by any means or title (pursuant to a sale, an assignment, pursuant to foreclosure proceedings either at court or out of court, or pursuant to any other means of disposal or transfer), acquires or becomes the beneficial owner of shares of our common stock, options, warrants or securities of the company convertible into shares, convertible notes, GDRs or ADRs and options to acquire shares (together, our “Securities”) representing, or entitling in the event of conversion, when added to such person’s prior holding, if any, to 35% or more of our voting stock, even though such interest does not confer control over us, such person or group of persons shall be required to publicly tender for 100% of our outstanding capital stock and Securities at a price no less than the highest of: (1) the share price of the company in U.S. Dollars determined based on a valuation of our net worth prepared by an independent, internationally-recognized investment bank, the valuation must take into account an increase in the company’s capital stock as a result of the exercise of conversion rights as contained in the Securities and must be performed on the basis of the most recent balance sheet approved by the company; (2) 135% of the subscription price (denominated in U.S. Dollars, as of the date of subscription of any shares issued as a result of a capital increase during the 24-month period immediately preceding the date of the notice of such person or group of persons announcing the commencement of the mandatory tender offer for the acquisition of a significant interest herein established, adjusted to reflect any stock split, stock dividends, par value variation, capital reduction, earning capitalization, reserves, accounting adjustments or any other special item of our balance sheet or corporate transactions whereby bonus shares of our common stock and/or Securities are delivered; and (3) 135% of the weighted average listing price in U.S. Dollars (at closing of trading) of our shares of common stock and/or GDRs during the 120-day period immediately preceding the notice announcing the commencement of the mandatory tender offer due to acquisition of a significant interest, in the BASE and in New York and at any other exchange or market in which our shares and Securities are listed, adjusted to reflect any stock split, stock dividend, par value variation, capital reduction, earning capitalization, reserves, accounting adjustments or any other special item of our balance sheet or corporate transactions whereby bonus shares of our common stock and/or Securities are delivered.

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

MATERIAL CONTRACTS

Not Applicable.

EXCHANGE CONTROLS

The following is a summary of the main measures taken by the BCRA with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate by tightening exchange controls and restrictions on the inflow and outflow of foreign exchange. In this regard, the BCRA issued a series of communications which introduced restrictions associated, among other factors, with transactions with stock market assets by companies and the disposal of liquid foreign assets, thus imposing further restrictions on access to the MLC. The latest consolidated text of the applicable foreign exchange regulations as of the date of this annual report can be found in Communication “A” 7953 (as amended, the “FX Regulations”). Through the FX Regulations, the BCRA consolidated the regulations concerning foreign affairs and exchanges into a single body, incorporating successive modifications that had been made to the previous consolidated text and introducing certain amendments.

Among the most important provisions regarding income from the MLC contained in the FX Regulations, the following may be highlighted: (i) the obligation to enter and settle foreign currency transactions in the foreign exchange market within certain specified terms resulting from the export of goods and services by residents and from the receipt of amounts in foreign currency from the disposal to non-residents of non-produced non-financial assets, (ii) the obligation to enter and settle in the MLC disbursements resulting from foreign financial indebtedness of residents after September 1, 2019 and the amounts resulting from the issuance of securities denominated and subscribed in foreign currency with public registration in the country beginning on November 29, 2019, as a requirement, together with the declaration in the BCRA's survey of foreign assets and liabilities, for the subsequent access to the MLC in order to meet the payment of the principal sum and its interest, and (iii) the possibility for entities to carry out swaps and arbitration transactions with customers to the extent that they do not correspond to transactions covered by the obligation to settle in the MLC, among others.

The most important provisions concerning the specific outflow requirements of the MLC are:

(i)	the imposition of certain restrictions for access to the MLC for the payment of imports and import debts, including interest of goods and services by residents abroad;
(ii)	the need to comply with the requirements under which the foreign exchange regulations allow access to the MLC for the transfer abroad of foreign currency from profits and dividends;
(iii)	the obligation to comply with certain requirements for those who intend to access the MLC for the repayment of the principal sum and interest of financial indebtedness abroad, such as (a) to demonstrate the entry and liquidation of foreign currency in the MLC for an amount equivalent to the nominal value of the financial indebtedness abroad, except in certain cases in which it is considered to be complied with, (b) to contain the declaration corresponding to the indebtedness in question in the last due presentation of the survey of foreign assets and liabilities, (c) the access to the MLC must take place no more than three (3) business days prior to maturity date of the principal sum or interest to be paid, unless the BCRA previously agrees or under the fulfillment of certain requirements and conditions, (d) the need for BCRA’s prior authorization to access the MLC for the cancellation at maturity date of the principal amount of the financial indebtedness of the non-financial private sector abroad when the creditor is a counterparty related to the debtor, except for certain cases, (e) the lack of BCRA's prior approval to access the MLC for the payment at maturity date of the principal amount and interest of foreign financial indebtedness, when certain conditions are met, including that the funds have been used to finance projects within the "Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024" established in Article 2 of Decree No. 892/20 (as detailed below), (f) the possibility that financial indebtedness with foreign countries may be cancelled, including its principal sum and interest services, as of its maturity through the application of collections of exports of goods and services, to the extent that certain requirements are met, allowing for said collections to be accumulated, for the amounts required in the indebtedness contracts, in accounts abroad and/or in the country in order to guarantee the cancellation of services of the financial indebtedness with foreign countries;

(iv)	the prohibition of access to the MLC for the payment of debts and other obligations in foreign currency between residents entered into as of September 1, 2019, except for the cancellation as from the maturity of the principal amount and interest of (a) financing in foreign currency granted by local financial entities, including payments for consumption in foreign currency made through credit or purchase cards, (b) the issuance of debt securities made as of September 1, 2019 with the purpose of refinancing debts included in item 3.6.2. of the FX Regulations and that entail an increase of the average duration of the obligations (c) issues made beginning on November 29, 2019 of debt securities with public registration in the country, denominated and subscribed in foreign currency and whose services are payable in foreign currency in the country, to the extent that the total of the funds obtained have been settled in the MLC, (d) issues made beginning on October 9, 2020 of debt securities with public registration in the country, denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that their average life is not less than 2 (two) years and their delivery to creditors has allowed reaching the refinancing parameters set forth in point 3. 17. of the FX Regulations, (e) issues made beginning on January 7, 2021 of debt securities with public registration in the country denominated in foreign currency and whose services are payable in foreign currency in the country, as long as that they were delivered to creditors to refinance pre-existing debts with an extension of the average life, when it corresponds to the amount of capital refinanced, the interest accrued up to the refinancing date and, to the extent that the new debt securities do not mature before January 1, 2023, the amount equivalent to the interest that would accrue up to December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts refinanced in that way, (f) the issuance of debt securities with public registration in the country, which were classified under item 7.11.1.5., to the extent that the customs entry registration of goods for an amount equivalent to the received financing is demonstrated;
(v)	the possibility of accessing the MLC for the cancellation, upon maturity, of (A) foreign currency obligations between residents instrumented through public registries or deeds as of August 30, 2019, and (B) foreign currency financing granted by local financial institutions outstanding as of August 30, 2019;
(vi)	the need for BCRA's prior authorization to access the MLC prior to maturity for debts between residents, unless the transaction falls under any of the situations and all the conditions stipulated in section 3.6.4. and concordant provisions of the FX Regulations, such as (a) financing from local entities for consumption in foreign currency through credit or purchase cards, (b) other financing in foreign currency from local financial entities paid with the income from financial indebtedness abroad, (c) pre-cancellation of interest within the framework of a debt security exchange process, (d) pre-cancellation of principal and interest of a debt security registered in the country simultaneously with the settlement of a financial indebtedness abroad, (e) pre-cancellation of principal and interest of a debt security registered in the country simultaneously with the settlement of a new debt security;
(vii)	the authorization for the payment of capital and interest services as of their maturity through the application of collections of exports of goods and services, to the extent that the requirements set forth in section 7.9. of the FX Regulations, of the issuance of debt securities with public registry in the country, denominated in foreign currency and whose services be payable in foreign currency in the country, are complied with;
(viii)	the possibility for entities to grant access to the MLC to make payments of principal amount and/or interest to trusts constituted in the country by a resident to guarantee the payment of principal amount and interest services of its obligation, to the extent that it verifies that the debtor would have had access to make the payment on its behalf by complying with the applicable regulatory provisions;
(ix)	the need for BCRA’s prior authorization to access to the MLC by legal entities for the constitution of external assets and for the constitution of all kinds of guarantees related to the arrangement of derivative transactions; likewise, the same restriction was established for resident individuals when it exceeds the equivalent of U.S.$200 per month under certain conditions and limitations; certain exceptions were included, such as the purchase of foreign currency by resident individuals to be applied simultaneously to the purchase of real estate in the country with mortgage loans or the purchase of foreign currency by residents with specific application; and the need for non-residents to obtain the prior approval of the BCRA for access to the foreign exchange market, except for certain cases;

(x)	in connection with the purchase of foreign currency for transactions with financial derivatives (a) entities may grant access to the MLC for the payment of premiums, constitution of guarantees and payments corresponding to interest rate hedging contract transactions for the obligations of residents abroad declared and validated, if applicable, in the survey of external assets and liabilities, as long as higher risks are not covered in foreign liabilities that the debtor actually registers in the interest rate which risk is being covered with the execution (b) the remaining financial derivative transactions to be carried out with access to the MLC by residents that are not entities authorized to operate in foreign exchange shall be governed by the provisions of points 3.8. and 3.10. of the FX Regulations, as applicable, and (c) all settlements of futures transactions in regulated markets, forwards, options and any other type of derivatives arranged in the country carried out by entities beginning on September 11, 2019 must be made in local currency; and
(xi)	regarding to swaps and arbitrages with clients not associated with an inflow of foreign currency from abroad, entities may carry out with their clients swap and arbitrage transactions not associated with an inflow of foreign currency from abroad in the following cases (a) transfer of foreign currency abroad of human persons from their local accounts in foreign currency to their own bank accounts abroad, (b) transfer of foreign currency abroad by local central securities depositories for funds received in foreign currency for capital services and income from National Treasury securities, whose operation is part of the payment process at the request of the foreign central securities depositories, (c) transfer of foreign currency abroad by individuals from their local accounts in foreign currency to remittance accounts abroad for up to the equivalent of U.S.$ 500 (five hundred Dollars) in the calendar month and in the group of entities, provided that the entities have a sworn statement from the customer that the purpose of the transfer is to collaborate with the maintenance of Argentine residents who have had to stay abroad due to the measures adopted within the framework of the Covid-19 pandemic, (d) arbitrage transactions not involving transfers abroad may be carried out without restrictions as long as the funds are debited from a foreign currency account of the customer in a local financial entity, (e) payments of principal or interest on financial indebtedness abroad that meet the requirements set forth in item 3.5. of the FX Regulations and are made during the 3 (three) business days prior to maturity, and (f) the remaining swap and arbitrage transactions may be carried out with customers without the prior approval of the BCRA to the extent that, if implemented as individual transactions passing through Pesos, they may be carried out without such approval in accordance with the exchange regulations in force, being this applicable to local central securities depositories for the funds received in foreign currency for the services of capital and income of foreign currency securities paid in the country.

In turn, Section 3.16. of the FX Regulations established complementary requirements in connection with outflows through the MLC, the most important provisions include:

(i)	the informative regime of “Advance of Exchange Transaction” by means of which the entities must submit to the BCRA, at the close of each day and 2 business days in advance, the information on transactions to be carried out at the request of customers or own transactions of the entity as a customer, which imply an access to the MLC for a daily amount equal to or greater than the equivalent of U.S.$ 10,000 (ten thousand Dollars) for each of the three business days counted as of the first reported day (without taking into account the accesses for the cancellation of financing from local entities for consumption in foreign currency by means of credit or purchase cards);
(ii)	the prior authorization of BCRA is required to access the MLC, unless the entity has a sworn statement from the customer regarding its holdings of liquid foreign assets -with a few exceptions-, stating that (a) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it did not have liquid foreign assets available at the beginning of the day on which it requests access to the market for an amount greater than U.S.$ 100,000 (one hundred thousand dollars), being considered liquid external assets, among others: holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow obtaining immediate availability of foreign currency (for example, investments in external public securities with custody in the country or abroad, funds in investment accounts with investment managers based abroad, crypto-assets, funds in accounts of payment service providers, etc. and excluding those funds deposited abroad that could not be used by the client because they are reserve or guarantee funds constituted by virtue of the requirements set forth in debt contracts or funds provided as collateral for derivative transactions entered into abroad). In the event that such liquid foreign assets exceed U.S.$ 100,000, an additional affidavit may be submitted stating that such excess no longer exists because payments were made through the foreign exchange market through exchange and/or arbitrage operations with deposited funds;

(iii)	the need for BCRA prior authorization to access the MLC, unless the entity has a sworn statement from the customer with a few exceptions stating that (a) on the day it requests access and in the previous 90 calendar days, in the case of securities issued under Argentine law, and in the preceding 180 calendar days, in the case of securities issued under foreign legislation, it has not entered into sales in the country of securities issued by residents for foreign assets with settlement in foreign currency exchanges of securities issued by residents for foreign assets, transfers of securities to depository entities abroad, acquisitions in the country with settlement in pesos of securities issued by non-residents , acquisitions of CEDEAR representing foreign shares of securities, acquisitions of securities representing private debt issued in foreign jurisdiction or deliveries of funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any person (whether individual or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, external assets, crypto-assets or securities deposited abroad; and finally, there must be a commitment not to conclude the detailed operations during the 90/180 calendar days following the request for access to the MLC. Likewise, for the access of legal entities to the MLC, it is required to submit an additional affidavit stating: (a) the details of the individuals or legal entities that exercise direct control, according to the rules of the BCRA; and (b) that on the day on which access to the MLC is required and in the previous 180 calendar days, no funds in local currency or other liquid local assets (except funds in foreign currency deposited in local financial institutions) were delivered in Argentina, to any individual or legal entity exercising direct control, or to other companies with which it is part of the same economic group, except for those directly associated with habitual transactions for the acquisition of goods and/or services. The requirement indicated in item (b) may be considered fulfilled if an affidavit is submitted with respect to transactions with securities of each of those individuals or legal entities, in accordance with the exchange regulations in force. Finally, the BCRA established that sales of securities settled in foreign currency in the country or abroad should not be taken into account when all the funds obtained from such settlements have been used or will be used within 10 calendar days of the certain operations listed in Communication “A” 7852 of the BCRA; and
(iv)	the need for BCRA´s prior authorization in the event that the customer is a person or legal entity included by the AFIP in the base of invoices or equivalent documents qualified as apocryphal, this requirement not being applicable for the access to the MLC related to the cancellations of financing in foreign currency granted by local financial entities, including payments for consumption in foreign currency made through credit or purchase cards.

Likewise, in the FX Regulations, the BCRA established certain provisions regarding the refinancing of foreign currency liabilities’ principal maturities until December 31, 2023, which as of the date of this annual report, were not extended for the year 2024. This regulation stipulated that debtors with scheduled principal maturities until December 31, 2023 for non-financial private sector external borrowings with a creditor that is not an affiliated counterparty of the debtor, foreign financial indebtedness for own operations of the entities, and debt securities issuances with public registration in the country denominated in foreign currency by private sector clients or the entities themselves, must submit to the BCRA a refinancing plan which must be based on certain criteria, such as ensuring that the net amount for which access to the foreign exchange market is sought within the original deadlines does not exceed 40% of the principal amount due, and that the remaining principal has been, at minimum, refinanced with the new external borrowing with an average life of 2 years, which may be considered fulfilled in certain cases. This plan must be submitted at least 30 consecutive days before the principal maturity date to be refinanced, and for such submission, the client must select an entity authorized to carry out this type of operation in the MLC to submit the refinancing plan on their behalf to the BCRA's reception desk, stating that it is addressed to the “Gerencia Principal de Exterior y Cambios”.

Likewise, the BCRA admitted access to the MLC for the cancellation of external financial indebtedness between December 1 and December 31, 2023, if access occurred from the maturity date of the principal or interest payment or the following business day when such date falls on a non-business day. Access was also permitted up to 3 (three) business days before the maturity date provided that the payment is made through an exchange and/or arbitration against a local in foreign currency account of the client authorized to make such payment. On the other hand, prior approval from the BCRA is required until December 31, 2024, for MLC access in the event of cancellation of the principal of financial indebtedness with related parties abroad.

In line with the provisions of Decree No. 892/2020 with respect to transactions intended to finance projects under the Plan Gas.Ar, the BCRA issued Communication “A” 7168, which is currently part of the Official Gazette. The BCRA issued Communication “A” 7168, which is currently part of the FX Regulations, providing that entities may access the MLC to (i) remit foreign currency abroad as profits and dividends to non-resident shareholders as of the second year of the investment and when they correspond to closed and audited balance sheets, and for an amount not exceeding the amount corresponding to them according to the distribution determined by the shareholders' meeting; (ii) to pay the maturity of principal and interest services of indebtedness abroad, provided that the indebtedness has an average life of not less than 2 years; (iii) in case of repatriation of direct investments of non-residents, beginning in the second year, up to the amount of the direct investment contributions settled in the foreign exchange market in the case of capital reduction and/or return of irrevocable contributions made by the local company, when the documentation proving that the applicable legal requirements have been complied with and it has been verified that it has been declared, if applicable, in the last due presentation of the “Relevamiento de activos y pasivos externos” (Survey of Foreign Assets and Liabilities). The transactions covered will be the transactions that have been entered and settled by the MLC as of November 16, 2020 and destined to the financing of projects within the framework of the Plan Gas.Ar. In all cases, the entity must have the documentation that allows it to verify the genuine nature of the operation to be carried out and that the funds were destined to finance projects included in the Plan Gas.Ar.

Likewise, the FX Regulations establishes that the certifications issued for settlements of new financial indebtedness abroad may be used to access the foreign exchange market for the payments of:

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

In terms of access to the foreign exchange market for the payment of imports of goods, the Integral Monitoring System for Imports Import Monitoring System (Sistema Integral de Monitoreo de Importaciones) (“SIMI”) and the Integral Monitoring System for Payments Abroad for Services (Sistema Integral de Monitoreo de Pagos al Exterior de Servicios) (“SIMPES”) were replaced by the Import System of the Argentine Republic (“Sistema de Importaciones de la República Argentina”, or “SIRA”) and the Import System of the Argentine Republic and Payments for Foreign Services (Sistema de Importaciones de la República Argentina y Pagos de Servicios del Exterior or “SIRASE”), respectively. Likewise, the BCRA established that, through these new mechanisms, no more advance payments, sight payments, or payments of commercial debts without customs registration can be made, except for certain cases established in the regulation. Subsequently, on December 26, 2023, Joint General Resolution No. 5466/2023 of the Ministry of Commerce and AFIP (“RGC 5466/2023”), and Resolution No. 1/2023 of the Ministry of Commerce (“CSR 1/2023”) were published. RGC 5466/2023 repealed the SIRA and SIRASE regime and created a new regime called the “Statistical Import System” (Sistema Estadístico de Importaciones) (“SEDI”) which mainly differs from SIRASE in the following ways: (i) the declaration has a validity period of 360 days from the departure status; (ii) the tax situation analysis and the Economic and Financial Capacity system (“CEF”) are carried out prior to the declaration’s officialization; (iii) state agencies have 30 days to pronounce themselves, and once this period has expired without pronouncement, the declaration will automatically go to the departure status and (iv) within the regime, no information or approval is required regarding the date of access to the MLC (which is processed before the BCRA). Additionally, the “Registry of Commercial Debt for Imports with Foreign Suppliers” is created, in which subjects with commercial debt for imports of goods and/or services with an officialization date prior to December 13, 2023 must register. Finally, RSC 1/2023 repeals the Automatic Licensing regime established by Resolution No. 523/2017.

In terms of accessing the foreign exchange market for the payment of services provided by non-residents, it will not be necessary to have a declaration made through the SIRASE in "APPROVED" state, nor to validate the operation in the computer system "Unique Foreign Trade Account" (Cuenta Corriente Única de Comercio Exterior). In this regard, entities may grant access to the foreign exchange market without the need for prior approval from the BCRA to process payments for services provided by non-residents, to the extent that the remaining applicable regulatory requirements are verified, when the conditions listed herein are met.

Moreover, through Communication "A" 7941, the BCRA established that importers of goods and services who subscribe to Bonds for the Reconstruction of a Free Argentina (Bonos para la Reconstrucción de una Argentina Libre) (“BOPREAL”) may access the foreign exchange market to pay commercial debts for the imports of goods and services prior to 13.12.23 for which the subscription of the aforementioned bond has not been requested, to the extent that certain requirements are met.

In addition, importers of goods and services who subscribe to BOPREAL corresponding to the longest term offered by the BCRA, prior to 01.31.24 and for an amount equal to or greater than 25% of the total outstanding for their debts eligible for the provisions of points 1 and 2 of Communication "A" 7925, will be able to access the foreign exchange market as of 02.1.24 to pay such commercial debts for the import of previous goods and services to 13.12.23 by which it did not request the subscription of the aforementioned title, to the extent that the payment does not exceed the equivalent of 50% of the amount settled simultaneously as advance collections of exports of goods that will be cancelled with shipments whose collections would have been due as of 1.03.25 at a monthly maximum rate equivalent to 10% of the total amount of the advances that were framed in this mechanism.

In addition to the other applicable regulatory requirements, the entity must have (i) an affidavit from the importer stating that the prior approval of the BCRA will be necessary for the cancellation of these advance collections for exports of goods before the stipulated deadlines; and (ii) an affidavit from the client stating the amount subscribed to the longer-term BOPREAL and the amounts of the eligible commercial debts for goods and services for transactions prior to December 13.

For more information regarding Argentina’s foreign exchange policies, you should seek advice from your legal counsel and read the applicable rules mentioned herein, including their amendments, which can be found at the following websites: www.infoleg.gov.ar and the Central Bank’s website: www.bcra.gob.ar. The information contained on these websites is not part and shall not be deemed incorporated into this annual report.

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

Foreign beneficiaries

Pursuant to the Law No. 27,430, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be exempt of the income tax, if they are (i) listed on stock exchanges or securities markets and/or have an authorization for public offering under the supervision of the CNV and (ii) the foreign beneficiaries do not reside in or the funds do not arise from “non-cooperating jurisdictions” (the “publicly traded exemption”). In case the disposition does not meet the requirement mentioned in (i) above and the foreign beneficiaries do not reside in or the funds do not arise from “non-cooperating jurisdictions”, the income obtained will be taxable at a 13.5% rate on the gross price or 15% rate on the net capital gain (with the possibility of adjusting the value of acquisitions from January 1, 2018 and onwards for the purpose of determining the net capital gain, taking into account the variation of the Internal Wholesale Price Index).

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

Law No. 27,630 established a tiered marginal tax rate structure with three segments depending on the level of accumulated taxable net income. The new tax rate structure is applicable for the fiscal year starting on January 1, 2021 and the amounts comprehended in the referred scale are adjusted annually since January 1, 2022, considering the annual variation of the IPC provided by the INDEC, for the month of October of the previous year of the adjustment, in respect with the same period of the previous year. The scales applicable as of January 1, 2023 are: (i) a first tier with a 25% rate for accumulated net income up to Ps. 14,301,209.21; (ii) the second tier of 30% for accumulated net income over Ps. 14,301,209.21 and up to Ps. 143,012,092.08, plus a fixed amount of Ps. 3,575,302.30; and (iii) a third tier of 35% for accumulated net income over Ps. 143,012,092.08, plus a fixed amount of Ps. 42,188,567.16.

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

Dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, are to be subject to a tax treatment different from the one previously described, based on the recent enactment of a comprehensive tax reform (Law No. 27,430), published in the Official Gazette on December 29, 2017, and generally effective since January 1, 2018.

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

Equalization income tax

Equalization income tax, established by Income Law, art. 74, will not be applicable on profits generated on or after January 1, 2018.

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

The Extraordinary Contribution to be paid will be determined on the basis of a scale and rates varying from 2 to 5.25%, depending on (i) the total value of the assets and (ii) their location. The differential rate between assets located abroad and those located in the country shall be eliminated if part of these assets are repatriated within a certain period of time and to the extent those funds remain until December 31, 2021 deposited in a bank account under the name of the holder or are affected, once this deposit is made, to one of the destinations established by the PEN and AFIP General Resolution No. 4930/2021.

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

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to companies that are PFICs. We will be classified as a PFIC in a particular taxable year if either

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

Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes in 2023. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to become a PFIC in 2024 or in future taxable years. However, the determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, including the valuation of our assets as implied by the market price for our common shares or ADSs. Accordingly, it is possible that we could become a PFIC in the current or a future year.

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

Except where otherwise noted, the remainder of this summary assumes that we were not a PFIC for our 2023 taxable year and that we will not become a PFIC in the current or any future year. U.S. holders should consult their own tax advisers as to our status as a PFIC and the potential tax consequences to them of such status.

Dividends

The gross amount of distributions that U.S. holders receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Dividends paid in Argentine Pesos will be included in a U.S. holder’s income in a U.S. Dollars amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollars value on the date of such receipt. Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollars amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes in 2023. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC in 2024 or future taxable years. See “—Passive Foreign Investment Company Rules,” above.

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

Foreign tax credit considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. Subject to generally applicable limitations and conditions, Argentine withholding tax on dividends paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in 2021 and any Argentine tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Argentine tax on dividends generally will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Argentine tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Argentine dividend tax is not a creditable tax or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Argentine tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally constitute a “passive category” income for foreign tax credit purposes.

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

A U.S. holder generally will not be entitled to credit any Argentine tax imposed on the sale or other disposition of ADSs against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Argentine tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any Argentine tax imposed on such sale or disposition.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

U.S. information reporting and backup withholding rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting unless the holder is an exempt recipient and may also be subject to backup withholding unless the holder (1) provides its taxpayer identification number and certifies that it is not subject to backup withholding or (2) otherwise establishes an exemption from backup withholding. Investors may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim or refund with the IRS and filing any required information.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Investors should consult their own tax advisors concerning the application of these rules to their particular circumstances.

DOCUMENTS ON DISPLAY

The materials included in this annual report on Form 20-F, and exhibits therein, may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any SEC filings we make are also available to the public over the Internet at the SEC’s website: www.sec.gov.

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

Fees and Expenses for Holders of ADRs

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•       Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; and

•       Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• U.S.$0.02 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable by the holder if the Company distributes shares and the holder deposits the shares with the depositary for issuance of ADSs	• Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders
• U.S.$0.02 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when the holder deposits or withdraws shares

• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and • Converting foreign currency to U.S. Dollars
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2023.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on such evaluation, Management concluded that our internal control over financial reporting was effective as of December 31, 2023. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

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

Carlos Correa Urquiza, an independent member of our Board of Directors, under Argentine law and Rule 10A-3, is our “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934 and pursuant to section 407 of Sarbanes Oxley Act.

Item 16B.	Code of Ethics

The Code of Conduct was approved and updated by our Board of Directors on December 20, 2021, which applies to all of our employees, including our principal executive, financial and accounting officers, as well as other corporate governance policies (see “Item 6. Directors, Senior Management and Employees—Corporate Governance”). Our Code of Conduct is posted, in both English and Spanish, on our website at https://ri.pampa.com/en/corporate-governance/code-of-business-conduct/ .

Item 16C.	Principal Accountant Fees and Services

Principal Accountant’s fees

Price Waterhouse & Co. S.R.L. acted as our independent registered public accounting for the fiscal years ended December 31, 2023 and 2022. The following table discloses the services rendered to Pampa and its consolidated companies by Price Waterhouse & Co. S.R.L and the fees for those services:

	Year ended December 31,
	2023	2022
	(in million U.S.$)

Audit Fees (1)	1.6	1.9
Audit-related Fees (2)	-	-
Tax Fees (3)	-	-
Other non-audit Fees	-	-
Total	1.6	1.9

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

Audit Committee’s Pre-approval Policy

The Audit Committee has developed a Pre-approval Policy regarding the engagement of services by the external auditor, establishing the obligation to obtain prior approval from the audit committee for any service to be rendered by the external auditor to the Company. The policy ensures that the external auditor preserves its independence and is applicable to the Company.

The Audit Committee has delegated to one of its members the authority to grant pre-approvals to auditors. The decision of that member to pre-approve a service is presented to the full audit committee at each of its scheduled meetings.

Pre-approval is required for all services rendered by the external auditor. Pre-approval is automatic for i) audit and audit related services not exceeding U.S.$ 10,000 separately nor U.S.$ 70,000 cumulatively per fiscal year and ii) tax services not exceeding U.S.$5,000 separately nor U.S.$25,000 cumulatively per fiscal year.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

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

Pampa has a Compensation Committee that is currently composed entirely of independent directors.

Section 303A.06	Listed companies must organize an Audit Committee that meets the requirements of Rule 10A-3 set forth in the Securities Exchange Act of 1934.	Pursuant to Section 303A.00, Pampa, as a foreign private issuer, is subject to Rule 303A.06, and we are in full compliance.

Section 303A.07

The audit committee must have at least three members, all of whom must satisfy the requirements for independence set out in Section 303.A.02, in the absence of an applicable exemption, Rule 10A-3(b)(1).

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

Section 303A.08

The shareholders must be given the opportunity to vote on all equity-compensation plans and their material revisions, although there are exceptions to this requirement, such as when these compensation plans serve as labor incentive tools.

Directors’ compensation is fixed at the ordinary shareholders’ meeting (Section 234, Subsection 2, of the BCL). That compensation is for national currency cash.

With the aim of aligning the personnel performance, on February 8, 2017, our Board of Directors approved the creation of the stock-based compensation plan in accordance with Section 64 of CML and CNV’s regulations. See “Item 6. Directors, Senior Management and Employees—Stock-based Compensation Plan”.

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

Section 303A.10

Listed companies must adopt and disclose a Code of Ethics and Business Conduct which is applicable to their directors, officers and employees. The Code must require that any waiver of the code for executive officers or directors may be made only by the board or a board committee. In addition, any waiver of the provisions contained in this Code in favor of any of the parties that are subject to it must be immediately disclosed.

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

Listed companies must submit an executed written affirmation annually to the NYSE. In addition, each listed company must submit an interim written affirmation as and when required by the interim written affirmation form specified by the NYSE.

Pursuant to Section 303A.00, Pampa, as a foreign private issuer, is subject to Section 303A.12, with the exception of the annual CEO certification. Pampa is in full compliance with the applicable provisions.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.	Insider Trading Policies.

Not applicable.

Item 16K.	Cybersecurity.

We maintain a comprehensive process (the “Cybersecurity Program”) for assessing, identifying, and managing potential cybersecurity threats, including risks that could affect our business operations.

The Cybersecurity Program is managed by our Information Security Manager (“CISO”) and overseen by our Chief Information Technology Director (“CIO”), who leads our information security team, that is responsible for its development and execution. The information security team is composed of individuals with either formal education and degrees in information technology or cybersecurity, or with experience working in information technology and cybersecurity, including relevant industry experience in security related industries. Additionally, they receive periodic updates, training, and education on cybersecurity related topics. As part of our Cybersecurity Program, the information security team carries out the following activities:

•	Coordinates the actions that we execute to detect, respond to and recover from cybersecurity incidents, such as processes to triage, assess severity for, escalate, contain, investigate and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damages.
•	Uses the National Institute of Standards and Technology (NIST) Cybersecurity Framework to measure our security posture and manage risk.
•	Monitors, detects and prevents cybersecurity threats through different software and hardware solutions to protect our environment, such as multifactor authentication, firewalls, penetration testing, and a 24/7 Security Operation Center (“SOC”).
•	Conducts annual cybersecurity trainings for all our employees with the aim of deepening awareness and learning regarding risks, threats, and good practices in information security, where different interactive initiatives are performed. During the year 2023, we carried out these trainings for the seventh consecutive year.
•	Completes regular tests of our controls through penetration testing, vulnerability scanning and attack simulation.
•	Informs the CISO, through e-mails and automated security alerts, of any cybersecurity matter. At least weekly, the CISO informs the CIO the relevant events during the period, having special meeting or communications if urgent matters arise.

Moreover, our Board recognizes the importance of cybersecurity in safeguarding the Company’s sensitive information and the potential effects that a cybersecurity incident could have on our operations. The Board is responsible for overseeing overall risk management for the Company, including cybersecurity risks, and has delegated responsibility for such oversight to the Audit Committee. Our Board receives annual updates about cybersecurity risks and events from our CISO and CIO. These updates include information regarding the deployment and administration of our Cybersecurity Program, status of projects relating to cybersecurity, and cybersecurity activities of the period, among other matters.

During 2023, we were the target of different cybersecurity threats, but they did not result in a significant loss or a negative impact on our operations since no attack attempt achieved its objective due to the measures implemented by the Company. Please see “Risk Factors - Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, operational results and cash flows”.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our Consolidated Financial Statements are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and Restated By-laws (estatutos sociales) of the Registrant (English translation) (previously filed as 6-K (File No. 001-34429) – (Film No. 22595514) on February 7, 2022 and incorporated by reference herein.)

2.1	Form of Second Amended and Restated Deposit Agreement among the Registrant, J.P. Morgan as successor Depositary thereunder (previously filed as Exhibit 99.A to our Registration Statement on Form F-6 (File No. 333-216157) on February 22, 2017 and incorporated by reference herein, as amended by Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement (previously filed as Exhibit 99.A2 to our Registration Statement on Form F-6 POS (File No. 333-216157) on November 18, 2020 and incorporated by reference herein.)

2(d)	Description of Securities

6	Compensation Recovery Policy

8.1	List of significant subsidiaries of Pampa

12.1	Certification of Gustavo Mariani, Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Nicolás Mindlin, Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Officer Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Reserves Reports of Gaffney, Cline & Associates Inc., dated January 31, 2024.

13.3	Consent of Gaffney, Cline & Associates.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pampa Energía S.A.
By:	/s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

By:	/s/ Nicolás Mindlin
Name: Nicolás Mindlin Title: Chief Financial Officer

Date: April 30, 2024

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2022

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In millions of U.S. dollar (“US$”))

F-1

Pampa Energía S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa Energía S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Pampa Energía Sociedad Anónima (Pampa Energía S.A.) and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina

T: +(54.11) 4850.0000, www.pwc.com/ar

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

 The Impact of Proved Estimates of Oil and Gas Reserves on Oil and Gas Segment Property, Plant and Equipment and Allocated Goodwill.

As described in Notes 7 and 11.2 to the consolidated financial statements, as of December 31, 2023, the Company’s consolidated net book value of property, plant and equipment balance of the oil and gas segment was US$ 1.138 million, the goodwill balance allocated to the oil and gas segment was US$ 35 million, and depreciation expense for the year ended December 31, 2023 was US$ 166 million. As described in Note 6.1.7 to the consolidated financial statements, the Company’s management estimates oil and gas reserves which are used in the determination of depreciation of property, plant and equipment used in the areas of oil and gas, as well as assessing the recoverability of these assets and goodwill allocated to the oil and gas segment. There are numerous uncertainties in estimating proved and unproved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof. Periodic revisions to the estimated oil and gas reserves and related future net cash flows may be necessary as a result of changes in a number of factors, related to reservoir performance, new drilling, oil and gas prices, cost, technological advances, new geological or geophysical data, and other economic factors. The estimates of oil and gas reserves have been developed by employed specialists, specifically petroleum engineers, and audited by independent specialists engaged by the Company.

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

 Impairment of Non-Financial Long-Lived Assets Related to the Rincón del Mangrullo and el Tordillo / la Tapera cash generating units within the Oil and Gas Segment

As described in Note 7 to the consolidated financial statements, as of December 31, 2023, the Company’s consolidated property, plant and equipment balance of the oil and gas segment was US$ 1.138 million. According to Notes 6.1.1. and 11.1.1, as of December 31, 2023 there were internal and external impairment indicators in relation to Rincón del Mangrullo and el Tordillo / la Tapera cash generating units (CGUs). Management analyzes the recoverability of its non-financial long-lived assets on a periodic basis or when events or changes in circumstances indicate their recoverable amount may be below their carrying amounts. In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed. The recoverable amount is the higher of value in use and fair value less costs of disposal. Management used value in use to determine the recoverable amount. The value in use is determined based on the present value of future net cash flows expected to be derived from the CGU, using discount rates that considers the business segment and the economic conditions in the geographical location of the operations. Management’s assessment of the existence of impairment indicators and cash flow projections included key judgments and assumptions relating to reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation and exchange rates and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment of non-financial long-lived assets related to the Rincón del Mangrullo and el Tordillo / la Tapera CGUs within the oil and gas segment is a critical audit matter are the key judgment by management when evaluating the existence of impairment indicators and when developing the recoverable value measurement of the non-financial long-lived assets. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s assessment of impairment indicators and cash flow projections and key assumptions related to reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation, exchange rates and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s non-financial long-lived assets. These procedures also included, among others, evaluating the determination of the Company’s CGUs, as well as the allocation of the assets and liabilities thereto; evaluating the reasonableness of management’s assessment over the existence of impairment indicators; testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical precision of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the key assumptions used by management related to reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation and exchange rates, and the discount rate. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the consolidated financial statements regarding the evaluation of the recoverable value of long-lived non-financial assets.

Acquisition of additional interest in Rincón de Aranda and divestment in Greenwind S.A. – fair value determination of assets acquired and liabilities assumed

As described in Notes 4.4.5 and 5.2.6 to the consolidated financial statements, on August 16, 2023, the Company completed the acquisitions of the additional 45% interest in the Rincón de Aranda block, achieving a 100% interest in the block and, as part of the agreement, transferred 100% of its equity stake in Greenwind S.A., which only asset is the Mario Cebreiro Wind Farm. On the closing date, the Company determined the fair value of the assets acquired and liabilities assumed, which amounted US$ 85.8 million, and recorded a gain of US$ 6.6 million to reflect the fair value of the previously held 55% stake in the Rincón de Aranda block, as well as a gain of US$ 0.2 million to reflect the result of the asset swap. The Company’s management applied significant judgment in estimating the fair value of the assets acquired and liabilities assumed, which involved the use of key estimates and assumptions with respect to reference prices for products, future demand per type of product, costs evolution and macroeconomic variables such as inflation, exchange rates and the discount rate.

The principal considerations for our determination that performing procedures relating to the acquisition of additional interest in Rincón de Aranda and divestment in Greenwind S.A. – fair value determination of assets acquired and liabilities assumed is a critical audit matter are: (i) the key judgment by management in developing the fair value of the assets acquired and liabilities assumed, which in turn led to a high degree of auditor judgment and subjectivity in applying procedures relating to management’s fair value estimate; (ii) the significant audit effort in evaluating management’s key assumptions related to reference prices for products, future demand per type of product, costs evolution and macroeconomic variables, such as inflation, exchange rates and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to acquisition accounting, including controls over management’s valuation of the fair value of assets acquired and liabilities assumed and controls over development of the assumptions related to reference prices for products, future demand per type of product, costs evolution and macroeconomic variables such as inflation, exchange rates and the discount rate. These procedures also included, among others, (i) reading the purchase agreement; (ii) testing management’s cash flow projections used to estimate the fair value of assets acquired and liabilities assumed, which included evaluating the reasonableness of key assumptions used by management related to reference prices for products, future demand per type of product, costs evolution and macroeconomic variables such as inflation, exchange rates and the discount rate. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the acquired business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of valuation method and the reasonableness of the discount rate. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. The procedures performed also included evaluating the sufficiency of the information disclosed in the consolidated financial statements regarding business combination.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Carlos Martin Barbafina (Partner)

Autonomous City of Buenos Aires, Argentina, March 6, 2024.

We have served as the Company’s auditor since 2006.

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Consolidated Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
BCBA	Buenos Aires Stock Exchange
BCRA	Argentina’s Central Bank
BNA	Banco de la Nación Argentina
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CC	Combined Cycle
CENCH	Hydrocarbons Unconventional Exploitations Concessions
CGU	Cash-Generating Unit
CIESA	Compañía de Inversiones de Energía S.A.
CISA	Comercializadora e Inversora S.A
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CPB	Piedra Buena thermal power plant
CPI	Consumer's price index
CSJN	Argentina’ Supreme Court of Justice
CTB	CT Barragán S.A.
CTEB	Ensenada Barragán thermal power plant
CTG	Güemes thermal power plant
CTGEBA	Genelba thermal power plant
CTIW	Ingeniero White power plant
CTLL	Loma La Lata thermal power plant
CTPP	Parque Pilar power plant

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
EcuadorTLC / PB18	EcuadorTLC S.A. (currently Pampa Bloque 18)
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EMESA	Empresa Mendocina de Energía S.A.
ENARGAS	National Regulator of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
GASA	Generación Argentina S.A.
Greenwind	Greenwind S.A.
GU	Large users
GU300	Large users with demand greater than 300 kW
GUDI	Distributors’ large users
GUMA	Major large users
GUME	Minor large users
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Censuses
IPIM	Wholesale Domestic Price Index
LGS	Argentine Business Organizations Law
LNG	Liquefied Natural Gas
MAT	WEM’s Forward Market
MATER	Renewable Energy Forward Market

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
MBTU	Million of BTU
MEyM	Ministry of Energy and Mining
MLC	Foreign Exchange Market
MVAr	Reactive kilovolt-ampere
MW	Megawatt
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
Oldelval	Oleoductos del Valle S.A.
PE Arauco	Arauco Wind Farm
PEB	Pampa Energía Bolivia S.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PISA	Pampa Inversiones S.A.
Refinor	Refinería del Norte S.A.
RTI	Tariff Structure Review
RTT	Transitional Tariff Regime
SACDE	Argentine Society of Construction and Strategic Development
SE	Secretary of Energy
SEC	Security and Exchange Commission
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Vapor Turbine
US$	U.S. dollar
VAR	Vientos de Arauco Renovables S.A.U.
VAT	Value Added Tax
VS SLU	Vientos Solutions S.L.U.
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electrical Market
YPF	YPF S.A.
$	Argentine Pesos

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

	Note	12.31.2023	12.31.2022	12.31.2021

Revenue	8	1,732	1,829	1,508
Cost of sales	9	(1,107)	(1,139)	(951)
Gross profit		625	690	557

Selling expenses	10.1	(66)	(65)	(37)
Administrative expenses	10.2	(185)	(142)	(102)
Exploration expenses	10.3	(7)	-	-
Other operating income	10.4	177	131	105
Other operating expenses	10.4	(88)	(46)	(58)
Impairment of property, plant and equipment, intangible assets and inventories		(39)	(38)	(4)
(Impairment) Recovery of impairment of financial assets		-	(4)	1
Share of profit from associates and joint ventures	5.3.2	(2)	105	100
Profit from sale/acquisition of companies´ interest		9	-	17
Operating income		424	631	579

Financial income	10.5	5	5	10
Financial costs	10.5	(364)	(221)	(185)
Other financial results	10.5	558	166	(14)
Financial results, net		199	(50)	(189)
Profit before income tax		623	581	390
Income tax	10.6	(318)	(124)	(77)
Profit of the year from continuing operations		305	457	313
Loss of the year from discontinued operations	5.2.1	-	-	(75)
Profit of the year		305	457	238

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans		(5)	(9)	(3)
Income tax		2	3	1
Exchange differences on translation		(78)	21	22
Items that may be reclassified to profit or loss
Exchange differences on translation		(97)	39	70
Other comprehensive (loss) income of the year from continuing operations		(178)	54	90
Other comprehensive income of the year from discontinued operations	5.2.1	-	-	64
Other comprehensive (loss) income of the year		(178)	54	154
Total comprehensive income of the year		127	511	392

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

	Note	12.31.2023	12.31.2022	12.31.2021
Total income (loss) of the year attributable to:

Owners of the company		302	456	273
Non-controlling interest		3	1	(35)
		305	457	238

Total income (loss) of the year attributable to owners of the Company:

Continuing operations		302	456	312
Discontinued operations		-	-	(39)
		302	456	273

Total comprehensive income (loss) of the year attributable to:

Owners of the Company		124	510	393
Non-controlling interest		3	1	(1)
		127	511	392

Total comprehensive income (loss) of the year attributable to owners of the Company:

Continuing operations		124	510	402
Discontinued operations		-	-	(9)
		124	510	393

Earnings (Loss) per share attributable to equity holders of the Company
Basic and diluted earnings per share from continuing operations	13.2	0.22	0.33	0.22
Basic and diluted loss per share from discontinued operations	13.2	-	-	(0.03)
Total basic and diluted earning per share	13.2	0.22	0.33	0.19

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2023 and 2022

(In millions of US$ – unless otherwise stated)

	Note	12.31.2023	12.31.2022
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	2,544	2,164
Intangible assets	11.2	96	138
Right-of-use assets	19.1.1	21	9
Deferred tax asset	11.3	-	36
Investments in associates and joint ventures	5.3.2	672	902
Financial assets at amortized cost	12.1	-	102
Financial assets at fair value through profit and loss	12.2	35	27
Other assets		-	1
Trade and other receivables	12.3	18	20
Total non-current assets		3,386	3,399

CURRENT ASSETS
Inventories	11.4	205	173
Financial assets at amortized cost	12.1	105	8
Financial assets at fair value through profit and loss	12.2	559	586
Trade and other receivables	12.3	296	470
Cash and cash equivalents	12.4	171	106
Total current assets		1,336	1,343
Total assets		4,722	4,742

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

As of December 31, 2023 and 2022

(In millions of US$ – unless otherwise stated)

	Note	12.31.2023	12.31.2022
SHAREHOLDERS´ EQUITY
Share capital		36	36
Share capital adjustment		191	191
Share premium		516	516
Treasury shares adjustment		1	1
Treasury shares cost		(7)	(23)
Legal reserve		45	45
Voluntary reserve		1,433	968
Other reserves		(15)	(15)
Other comprehensive (loss) income		(19)	81
Retained earnings		223	477
Equity attributable to owners of the company		2,404	2,277
Non-controlling interest		9	7
Total equity		2,413	2,284

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	150	147
Income tax and minimum notional income tax provision	11.6	55	179
Deferred tax liability	11.3	297	112
Defined benefit plans	11.8	16	28
Borrowings	12.5	1,224	1,340
Trade and other payables	12.6	46	21
Total non-current liabilities		1,788	1,827

CURRENT LIABILITIES
Provisions	11.5	6	4
Income tax liability	11.6	17	5
Tax liabilities	11.7	14	28
Defined benefit plans	11.8	3	6
Salaries and social security payable	11.9	19	32
Derivative financial instruments		-	2
Borrowings	12.5	224	273
Trade and other payables	12.6	238	281
Total current liabilities		521	631
Total liabilities		2,309	2,458
Total liabilities and equity		4,722	4,742

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2023, 2022 and 2021

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

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

	Attributable to owners
	Equity holders of the company					Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2022	36	191	516	1	(23)	45	968	(15)	81	477	2,277	7	2,284
Legal and voluntary reserve constitution	-	-	-	-	-	-	478	-	-	(478)	-	-	-
Capital reduction	-	-	-	-	16	-	(13)	-	-	-	3	-	3
Dividends ditribution	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Profit for the year	-	-	-	-	-	-	-	-	-	302	302	3	305
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(100)	(78)	(178)	-	(178)
Balance as of December 31, 2023	36	191	516	1	(7)	45	1,433	(15)	(19)	223	2,404	9	2,413

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

	Note	12.31.2023	12.31.2022	12.31.2021
Cash flows from operating activities:
Profit of the year from continuing operations		305	457	313
Adjustments to reconcile net profit to cash flows from operating activities	14.1	406	302	362
Changes in operating assets and liabilities	14.2	(136)	(140)	(62)
Net cash generated by operating activities from discontinued operations	5.2.1	-	-	116
Net cash generated by operating activities		575	619	729
Cash flows from investing activities
Payment for property, plant and equipment acquisitions		(758)	(416)	(206)
Payment for intangible assets acquisitions		-	(31)	(4)
Collections for sales (Payment for) public securities and shares acquisitions, net		130	(102)	(234)
Recovery (Subscription) of mutual funds, net		96	(1)	52
Payment for the acquisition of companies		(1)	(111)	(17)
Collection for equity interests in companies sales		72	44	51
Collections for property, plant and equipment sales		1	-	1
Collections for intangible assets sales		20	21	5
Dividends received		-	10	18
(Payment) Collection of loans		(6)	11	26
Net cash used in investing activities from discontinued operations	5.2.1	-	-	(166)
Net cash used in investing activities		(446)	(575)	(474)

Cash flows from financing activities
Proceeds from borrowings	12.5	424	308	188
Payment of borrowings	12.5	(191)	(143)	(336)
Payment of borrowings interests	12.5	(280)	(162)	(140)
Payment for treasury shares acquisition		-	(18)	(39)
Repurchase of corporate bonds	12.5	(6)	(28)	(3)
Payments of leases		(3)	(3)	(5)
Payments of dividends		(1)	-	-
Net cash used in financing activities from discontinued operations	5.2.1	-	-	(7)
Net cash used in financing activities		(57)	(46)	(342)

Increase (Decrease) in cash and cash equivalents		72	(2)	(87)

Cash and cash equivalents at the beginning of the year	12.4	106	110	141
Cash and cash equivalents at the beginning of the year reclasified to assets classified as held for sale	5.2.1	-	-	52
Exchange difference generated by cash and cash equivalents		(7)	(2)	4
Increase (Decrease) in cash and cash equivalents		72	(2)	(87)
Cash and cash equivalents at the end of the year	12.4	171	106	110

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company is a fully integrated power company in Argentina, which participates in the electric energy, oil and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,332 MW installed capacity as of December 31, 2023, which represents approximately 12% of Argentina’s installed capacity, and being one of the four largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its installed capacity by an additional 140 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 12 production areas and 5 exploratory areas reaching a production level of 10.3 million m3/day of natural gas and 4.8 thousand boe/day of oil in Argentina, as of December 31, 2023. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in Argentina, where the Company operates 2 high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 91% and 100%.

Finally, through the holding and others segment, the Company participates in the electricity transmission and oil and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,391 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Besides, the Company owns a 34.08% indirect interest in OCP (see Note 5.3.4), licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450 thousand barrels/day. Additionally, the segment includes advisory services provided to related companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

1.2 Economic context

The Company operates in an economic context which main variables are experiencing volatility as a result of political and economic events both in the domestic and international spheres.

At the local level, the Argentine economy was affected during the first half of 2023, and for the third consecutive year, by the La Niña weather phenomenon, which extended the drought period, affecting agricultural production and generating a significant adverse impact on exports and fiscal revenues. As a result, at the end of August 2023, the International Monetary Fund granted the relaxation of certain fiscal and monetary targets for the country and access to approximately US$7,500 million, together with a commitment to implement a new policy package.

Finally, on December 10, 2023, a new government took office in Argentina that proposes to move forward with the deregulation of the economy and a series of structural reforms aimed at freeing up restrictions to invest and operate in the country. Among its first measures, on December 21, 2023, PEN Executive Order No. 70/23, “Bases for reconstructing the Argentine economy”, was issued, whereby it declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, health and social matters until December 31, 2025, and set the basis for economic deregulation and State reform, and provided for extensive modifications to different legal systems. The PEN Executive Order seeks to amend 300 laws, including reforms to the labor market, the customs code and the status of public companies, among others. Although the PEN Executive Order must be discussed and ratified by at least one of the Chambers of the National Congress, its provisions are partially effective as from December 29, 2023, considering a series of judicial actions that have granted the suspension of certain modifications.

Regarding the energy industry, in August 2023, transportation operations of the new Tratayén - Salliqueló section of the Presidente Néstor Kirchner gas pipeline began, with the expectation of generating fiscal and productive benefits, better employment, production and energy supply indicators in the country, and other benefits such as an increase in royalties for the producing provinces and foreign currency savings resulting from a decrease in imports. The above is complemented by the Reversion of the Northern Gas Pipeline, which is expected to transport gas from Vaca Muerta to seven provinces in northern Argentina that are currently supplied with imports from Bolivia. Additionally, in a second instance, these works would allow moving forward with exports to the north of Chile and Brazil.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

Besides, on December 18, 2023, PEN Executive Order No. 55/23 was issued declaring the emergency in the national energy sector comprising electricity generation, transmission and distribution and natural gas transportation and distribution, effective until December 31, 2024.

In general terms, the severe drought has deteriorated economic conditions and deepened pre-existing macroeconomic imbalances. The Argentine economy recorded a 1.6% accumulated decrease in the Gross Domestic Product as of the third quarter of 2023, a 211.4% cumulative inflation considering the CPI and a 356.3% depreciation of the peso against the U.S. dollar, according to the BNA exchange rate, for fiscal year 2023. In turn, a 6.4% cumulative growth of the Gross Domestic Product as of the third quarter of 2022, a 94.8% increase in the CPI and a 72.5% depreciation of the peso against the U.S. dollar were recorded for fiscal year 2022.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Financial Statements. The reforms proposed by the new government have begun their legislative discussion process. It is not possible to currently foresee their evolution or any new measures that may be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s financial statements should be read in the light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

2.1.1 Generation units

The Company’s revenues related to this segment come from: i) sales contracts with large users within the MAT (SE Resolutions No. 1,281/06 and No. 281/17); ii) supply agreements with CAMMESA (SE Resolutions No. 220/07, No. 21/16, No. 287/17 and Renovar Programs) and iii) sales to the Spot market pursuant to the provisions applicable within the WEM administered by CAMMESA (SE Resolution No. 440/21 as from February 2021, SE Resolution No. 238/22 as from February 2022, SE Resolution No. 826/22 as from September 2022, SE Resolution No. 750/23 as from September 2023 and SE Resolution No. 869/23 as from September 2023). The Company’s generating units, held directly and through its subsidiaries and joint ventures, are detailed below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

In operation as of 12.31.2023:

Generator	Generating unit	Tecnology	Power	Applicable regime (1)
CTG	GUEMTG01	TG	100 MW	Energy Plus Res. No. 1,281/06
CTG	GUEMTV11	TV	≤100 MW	Resolution No. 869/23
CTG	GUEMTV12	TV	≤100 MW	Resolution No. 869/23
CTG	GUEMTV13	TV	>100 MW	Resolution No. 869/23
Piquirenda	PIQIDI 01-10	MCI	30 MW	Resolution No. 869/23
CPB	BBLATV29	TV	>100 MW	Resolution No. 869/23
CPB	BBLATV30	TV	>100 MW	Resolution No. 869/23
CTIW	BBLMD01-06	MCI	100 MW	Resolution No. 21/16
CTLL	LDLATG01/TG02/TG03/TV01	CC	>150 MW	Resolution No. 59/23
CTLL	LDLATG04	TG	105 MW	Resolution No 220/07 (75%)
CTLL	LDLATG05	TG	105 MW	Resolution No. 21/16
CTLL	LDLMDI01	MCI	15 MW	Resolution No. 869/23
CTGEBA	GEBATG01/TG02/TV01	CC	>150 MW	Resolution No. 59/23
CTGEBA	GEBATG03	TG	169 MW	Energy Plus Res. No. 1,281/06
CTGEBA	GEBATG03/TG04/TV02	CC	400 MW	Resolution No. 287/17
Ecoenergía	CERITV01	TV	14 MW	Energy Plus Res. N° 1,281/06
CTPP	PILBD01-06	MCI	100 MW	Resolution No. 21/16
CTEB	EBARTG01 - TG02	TG	>50 MW	Resolution N° 59/23
CTEB	EBARTV01	TV	279 MW	Resolution No. 220/07
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300	Resolution No. 869/23
HIDISA	EL TIGRE	HR	Renewable ≤ 50	Resolution No. 869/23
HIDISA	LOS REYUNOS	HB	HB – Media 120<P≤300	Resolution No. 869/23
HINISA	NIHUIL I - II - III	HI	HI – Small 50<P≤120	Resolution No. 869/23
HPPL	PPLEHI	HI	HI – Media 120<P≤300	Resolution No. 869/23
PEPE II	PAMEEO	Wind	53 MW	MATER Res. No. 281/17
PEPE III	BAHIEO	Wind	53 MW	MATER Res. No. 281/17
PEPE IV	Ampliación BAHIEO	Wind	81 MW	MATER Res. No. 281/17
PE Arauco	AR21EO	Wind	99,75 MW	Renovar

(1) Surplus power capacity and energy are remunerated in the spot market.

In construction:

Generator	Tecnology	Capacity	Applicable regime
PEPE VI	Wind	140 MW	MATER Res. No. 281/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.2 Sales contracts with large users within the MAT

2.1.2.1 Energy Plus

Aiming to encourage new generation works, in 2006, the SE approved Resolution No. 1,281/06 in which established a specific regime which remunerates newly installed generation sold to a certain category of GU at higher prices.

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

Under this regime, the Company —through its power plants CTG, EcoEnergía and CTGEBA— sells its energy and power capacity for a maximum amount of 283 MW. The values of Energy Plus contracts are mostly denominated in U.S. dollars, or are adjusted by CAMMESA’s price variation instead.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.2.2 Renewable Energy Term Market (“MATER” Regime)

Pursuant to Resolution No. 281/17, the MEyM regulated the MATER Regime with the purpose of setting the conditions for large users within the WEM and WEM distributing agents’ large users covered by Section 9 of Law No. 27,191 to meet their demand supply obligation from renewable sources (or self-generation from renewable sources) through the individual purchase within the MATER.

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

Resolution No. 370/22 was passed on May 16, 2022, which expanded the MATER system allowing for the sale of renewable energy to meet the GU’s demand that purchase energy to distribution utility companies.

Under this resolution, the Company, through its PEPE II, III and IV wind farms, sells energy for up to 187 MW. Additionally, the Company has started selling third-party generators’ renewable energy for a volume of 1.14 MW.

2.1.2.3 MATER dispatch priority

SE Resolution No. 551/21 published on June 16, 2021 modified the dispatch priority maintenance system established by Resolution No. 281/17. Overall, it replaces the granting of a security for the maintenance of the dispatch priority by the payment of a quarterly installment of US$ 500/MW until commissioning within the declared term or a maximum term of 24 months as from the priority assignment. It also established certain conditions for obtaining an extension in the committed commissioning date, which, according to the project development level and the requested extension term, requires a payment of monthly installments ranging between 500 and 1,500 US$/MW.

Additionally, it allows projects with an assigned dispatch priority but not yet commissioned to continue their execution keeping the dispatch priority, or to waive such priority, thus releasing the transmission capacity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

SE Resolution No. 360/23 introduced several changes to the effective priority dispatch system. These modifications include the granting of a dispatch priority to renewable generation projects to be sold in the MATER that finance the corresponding transmission expansions and/or renewable energy generation projects with an associated demand larger than 10 MW.

Besides, it established a new referential dispatch priority system in corridors without full availability at every hour of the year. In this way, the dispatch priority will have an injection probability of 92% of the typical annual energy.

Moreover, it establishes that partially commissioned projects regarding the committed capacity will pay the dispatch priority charge exclusively for the difference between the assigned power capacity and that commissioned, provided the accumulated commissioned capacity is at least 50% of that assigned.

Finally, projects with commissioned power capacity lower than assigned power capacity will lose dispatch priority for uncommissioned power capacity.

Within the framework of this resolution, for the third quarter of 2023, the Company was awarded a 139,50 MW referential dispatch priority for the PEPE VI (Stages 1 and 2).

2.1.3 Supply Agreements with CAMMESA

2.1.3.1 SE Resolution No. 220/07

Aiming to encourage new investments to increase the generation offer, the SE passed Resolution No. 220/07, which empowers CAMMESA to enter into agreements with WEM generating agents for the energy produced with new equipment. These will be long-term agreements and the price payable by CAMMESA should compensate for the investments made by the agent at a rate of return to be accepted by the SE.

Within the framework of this resolution, the Company has units remunerated under agreements for 79 MW and 280 MW, through CTLL thermal power plant and CTEB´s closed cycle, owned by CTB, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Pursuant to this resolution, the Company, through its CTLL, CTIW and CTPP power plants, has effective agreements with CAMMESA for the sale of energy and power capacity for a total 305 MW.

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

Pursuant to this regulation, the Company, through its CTGEBA thermal power plant, has entered into a wholesale power purchase agreement with CAMMESA for the sale of energy and power capacity for a total 400 MW, for a term of 15 years.

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

Additionally, several measures were established to promote the construction of projects for the generation of energy from renewable sources, including tax benefits (advance VAT reimbursement, equipment’s accelerated depreciation in the income tax, import duty exemptions, etc.) and the creation of a Fund for the Development of Renewable Energies (“FODER”) destined, among other objectives, to the granting of loans and capital contributions for the financing of such projects.

Under the Renovar programs, the Company, has a supply contract in place with CAMMESA for a total of 99.75 MW for the PE Arauco.

2.1.3.5 Penalty system under MATER and Renovar contracts

On March 20, 2023, SE Resolution No. 165/23 was passed, which modified the penalty system applicable to MATER and Renovar projects, including projects awarded under the Renovar MiniRen Program, Round 3. Penalties for breaches in the committed supply of energy were incorporated into the system, to be discounted in 12 monthly and consecutive installments as from commercial commissioning, keeping the generator’s option to cancel the penalties in 48 monthly and consecutive installments with the application of a 1.7% EAR in U.S. dollars. To avoid affecting the projects’ minimum maintenance, a 20% discount cap for the monthly transaction was established for those generators opting into the 48-installment scheme. The balance following the application of this cap will be discounted in the first transaction in which the penalty is below the stated cap; if the number of installments is exceeded, the scheme will be maintained until the penalties’ full cancellation and, in case the contract term is exceeded, the payment scheme may be restructured, or the discount cap may be increased to 40% of the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Besides, SE Resolution No. 883/23 approved a penalty offsetting mechanism for supply agreements under the Renovar programs allowing to offset penalties with investments in new renewable power generation capacity. This possibility is contemplated for delay, deficiency and national component penalties.

2.1.3.6 TerCONF Call

On July 27, 2023, SE Resolution No. 621/23 launched the "TerCONF" call for the execution of reliable thermal generation supply agreements with CAMMESA allowing to incorporate new thermal supply and ensure the WEM's reliability and sustainability through: (i) supply to the SADI, and (ii) the substitution and modernization of Tierra del Fuego's power generation grid.

Regarding thermal generation for SADI's reliability and supply:

(i)	The call will consider any generation or co-generation technology, including associated transmission and/or fuels infrastructure works, to add reliable power capacity by installing new equipment or equipment with less than 15,000 hours of verified use;
(ii)	Agreements will not provide for fuel management responsibility, and a variable operation and maintenance remuneration is established based on the energy per fuel type;
(iii)	The agreement's price will contemplate the payment of the hired power capacity in US$/MW-month and the payment of the supplied energy;
(iv)	Projects should identify the point of delivery and the technical connection agreement with the transmission company; and
(v)	A supply maintenance guarantee and a payment scheme from the project's award to the contract execution date are established as a type of performance bond.

On September 26, 2023, 66 projects were submitted for a total of 7,112 MW power capacity. Pampa submitted a tender for the execution of CTGEBA II, with a 300 MW power capacity. It also tendered, through CTB, an 11 MW CC expansion. On November 24, 2023, pursuant to SE Resolution No. 961/23, both tenders were awarded, and the initial payments were executed according to the provisions of the call for tenders’ payment scheme. However, on December 28, 2023, the SE, through Note NO-2023-153876959-APN-SE#MEC, instructed CAMMESA to provisionally suspend the issuance of the commercial documentation corresponding to the payment of the tender guarantee and the monthly payment scheme. According to such note, SE is evaluating the exercise of the extension powers set forth in the bidding documents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.4 Remuneration at the Spot market

On May 19, 2021, SE Resolution No. 440/21 provided for a 29% increase in the values in pesos of the remuneration items based on technology and scale and the additional remuneration for the power capacity generated in the hours of maximum thermal demand of the month established in SE Resolution No. 31/20.

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

Subsequently, through SE Resolution No. 750/23 and SE Resolution No. 869/23, the remuneration values for spot generation were updated, providing for a 23% and 28% increase as from the September 2023 and November 2023 economic transactions, respectively.

The applicable remunerations based on technology and resolution are detailed below. The amounts reported correspond to the resolutions applicable as of December 31, 2021, 2022 and 2023.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The minimum remuneration for generators with no availability commitments includes the following scales and prices:

Technology / Scale	SE No. 440/21 ($ / MW-month)	SE No. 826/22 ($ / MW-month)	SE No. 869/23 ($ / MW-month)
Large CC Capacity > 150 MW	129,839	245,084	617,377
Large TV Capacity > 100 MW	185,180	349,546	880,520
Small TV Capacity ≤ 100 MW	221,364	417,847	1,052,573
Large GT Capacity > 50 MW	151,124	285,262	718,586

The remuneration for guaranteed power capacity to generators with availability commitments is:

Period	SE No. 440/21 ($ / MW-month)	SE No. 826/22 ($ / MW-month)	SE No. 869/23 ($ / MW-month)
Summer – Winter	464,400	876,601	2,208,195
Fall - Spring	348,300	657,451	1,656,146

In the case of thermal power plants with a power capacity equal to or lower than 42 MW in total, a differential remuneration was applied until its elimination on August 2022.

In the same way, a coefficient derived from the average utilization factor over the unit’s last twelve months was applied to the power capacity remuneration: with a minimum 70% of the utilization factor, 100% of the power capacity payment was collected; if the utilization is between 30% and 70%, the power capacity payment ranged from 70% to 100%; and if the utilization factor was lower than 30%, 70% and 60% of the power capacity payment was collected until January 2020 and August 2021. Subsequently, the application of this factor was suspended in 2021 and finally abrogated from February 2022.

2.1.4.1.2 Hydroelectric Generators

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the operation as turbine and pump is considered to calculate availability.

The base remuneration includes the following scales and prices:

Technology / Scale	SE No. 440/21 ($ / MW-month)	SE No. 826/22 ($ / MW-month)	SE No. 869/23 ($ / MW-mes)
Medium HI Capacity > 120 ≤ 300 MW	170,280	321,421	809,672
Small HI Capacity > 50 ≤ 120 MW	234,135	441,953	1,113,298
Medium Pumped HI Capacity > 120 ≤ 300 MW	170,280	321,421	809,672
Renewable HI Capacity ≤ 50 MW	383,130	723,196	1,821,760

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

For the years ended December 31, 2023, 2022 and 2021

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

2.1.4.2 Remuneration for generated and operated energy

In the case of thermal power generators, a remuneration was set for generated energy, depending on the type of fuel used, and for operated energy, as shown below:

Remuneration	SE No. 440/21 ($ / MWh)	SE No. 826/22 ($ / MWh)	SE No. 869/23 ($ / MWh)
Generated energy	Between 310 and 542	Between 585 and 1,023	Between 1,473 and 2,578
Operated energy	108	204	513

It is worth highlighting that if the thermal generation unit operates outside its optimal dispatch, the remuneration for generated energy will be recognised at 60% of the installed net capacity, irrespective of the energy delivered by the unit.

In the case of hydroelectric plants, the following prices were established for generated and operated energy, irrespective of scale:

Remuneration	SE No. 440/21 ($ / MWh)	SE No. 826/22 ($ / MWh)	SE No. 869/23 ($ / MWh)
Generated energy	271	512	1.288
Operated energy	108	204	513

The remuneration for operated energy should correspond with the grid’s optimal dispatch; however, the current resolution does not indicate which would be the consequence otherwise.

In the case of pumping hydroelectric power plants, both the generated energy and that used for pumping are considered. Besides, if it works as a synchronous condenser, 77 $/MVAr, 145 $/MVAr and 367 $/MVAr are recognised under SE Resolution No. 440/21, No. 238/22, No. 826/22 and 869/23, respectively, for the megavolt-amperes exchanged with the grid when required, in addition to the prices for operated energy.

As regards energy generated from unconventional sources, a single remuneration value was set irrespective of the source used:

Remuneration	SE No. 440/21 ($ / MWh)	SE No. 826/22 ($ / MWh)	SE No. 869/23 ($ / MWh)
Generated energy	2,167	3,719	10,304

Energy generated before commissioning will be remunerated by the Agency in Charge of Dispatch at 50% of the above-mentioned remuneration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.4.3 Additional remuneration

For the February 2020-October 2022 period, an additional remuneration was set for the hours of maximum thermal demand (hmrt), corresponding to the 50 hours with the largest thermal generation dispatch in each month, divided into two blocks of 25 hours each, the following prices being applicable to the average capacity:

Thermal units:

Period	SE No. 440/21		SE No. 238/22
	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	58,050	29,025	83,012	41,506
Fall - Spring	9,675	-	13,835	-

Hidroelectric units > 50 MW and ≤ 300 MW:

Period	SE No. 440/21		SE No. 238/22
	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	50,310	25,155	71,943	35,972
Fall - Spring	8,385	-	11,991	-

Hidroelectric units ≤ 50 MW:

Period	SE No. 440/21		SE No. 238/22
	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	54,180	27,090	77,478	38,739
Fall – Spring	9,030	-	12,913	-

As from November 2022, a differentiated remuneration scheme was established for energy generated during peak hours, applicable to thermal and hydroelectric generators, with a value equivalent to twice the value of the current price of energy generated during peak hours (6:00 p.m. to 11:00 p.m.) every day of the months of December, January, February, June, July and August, and one time such value for the same hours of the months of March, April, May, September, October and November.

2.1.4.4 Remuneration for combined cycles

SE Resolution No. 59/23 dated February 7, 2023 established a system combined cycles’ owners could opt-in by executing an availability and efficiency optimization agreement with CAMMESA. The agreement contemplates an availability commitment of 85% of the net power capacity for a maximum term of 5 years, and sets a US$ 2,000/MW-month remuneration for the power capacity made available and the dollarization of the energy price based on the fuel used (US$ 3.5/MWh for natural gas and US$ 6.1/MWh for fuel oil and gas oil). Besides, it provides for a 35% and 15% reduction in the remuneration collectible for guaranteed power capacity for generators with availability commitments in the spot market for the summer-winter and autumn-spring periods, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The Company executed agreements with CAMMESA for its CTLL and GTGEBA power plants’ combined cycles. Additionally, CTB executed an agreement with CAMMESA for its open cycle’s GT units. In all cases, agreements are effective from March 1, 2023 to February 29, 2028.

2.1.4.5 Suspension of contracts within the MAT

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

In December 2020, on account of the implementation of the GasAr Plan (see Note 2.2.4.1), SE Resolution No. 354/20 was passed, which established a new dispatch order for generation units based on the fuel supplied for their operation under a centralized dispatch scheme.

SE Resolution No. 354/20 established the gas volumes CAMMESA should prioritize in the electricity dispatch. In this sense, firm volumes to be used by CAMMESA were defined, including: i) volumes corresponding to contracts entered into by CAMMESA with producers acceding to the GasAr Plan; ii) volumes corresponding to contracts executed by adherent producers with generators acceding to the centralized dispatch (these volumes will be discounted by the adherent producers from the applicable quota for which they should enter into contracts with CAMMESA under the GasAr Plan) and; iii) volumes to meet the Take or Pay (“TOP”) obligations under the supply agreement entered into between ENARSA and Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”).

Besides, an electricity dispatch priority scheme was set based on the allocation of the natural gas quota taking into consideration the TOP obligations. To this effect, the following priorities were set (within each priority level, the order of agents is set based on the generator’s production cost):

(i)	Dispatch Priority 1: generators, self-generators and/or co-generators supplied with a natural gas quota under a TOP Bolivia condition assigned by ENARSA. If a generator with a fuel stocking obligation optionally acquires from ENARSA natural gas from Bolivia, this volume will be included in this quota.
(ii)	Dispatch Priority 2: generators, self-generators and/or co-generators supplied by CAMMESA with a natural gas quota from the centralized list of volumes up to the TOP of each contract.
(iii)	Dispatch Priority 3: generators, self-generators and/or co-generators supplied by CAMMESA with a natural gas quota from the centralized list of volumes for the daily maximum amount less those corresponding to the TOP of each contract.
(iv)	Dispatch Priority 4: generators, self-generators and/or co-generators supplied by CAMMESA with natural gas or LNG coming from other firm commitments undertaken by CAMMESA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

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

2.1.6 New demand charges

Under Resolution No. 976/23, the SE established that, as from February 2024, CAMMESA should bill distribution agents and/or service providers of the WEM and Tierra del Fuego’s WEM system new charges that are directly transferred to GUDI customers’ bills.

The additional charges comprise: (i) a stabilized charge for the price of energy and (ii) a complementary power adjustment, seeking to bring GUDI costs in line with GUME and GUMA costs.

2.2 Oil and gas

2.2.1 Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319 (enacted in 1967), which empowers the Government to grant exploration permits and concessions to the private sector. Additionally:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)
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

On its part, the Ministry of Energy and Natural Resources of the Province of Neuquén established certain parameters for the granting of CENCH in this province, instrumented through Resolution No. 53/20 dated July 1, 2020 and Resolution No. 142/21 dated November 24, 2021, and later ratified by Provincial Executive Order No. 2,183/21 in December 2021. Companies may request a CENCH based on a development project that will include a pilot plan for a term of up to five years to demonstrate its technical and economic feasibility. Furthermore, if companies request the inclusion in the CENCH of a surface larger than that assigned to the approved pilot plan, the payment of a block extension bond should be included, which value will be associated with the resources expected to be recovered in the extended block, considering the basin’s average price over the last two years. Besides, while the CENCH is in effect, companies should submit continuous development plans and investment commitments, updated annually.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2 Hydrocarbon exploration and exploitation levy

Law No. 27,007 set the levy values per km2 or fraction for exploitation and exploration permits, payable annually and in advance by the permit holder. On September 26, 2019, the Province of Neuquén, pursuant to Provincial Executive Order No. 2,032/19, published new levy values per km2 or fraction effective for this province as from 2020.

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

2.2.3 Currency access for incremental oil and natural gas production systems and regional and national supplier’s employment, labor and development promotion system

On May 28, 2022, PEN Executive Order No. 277/22 was published, which established currency access systems for the incremental production of oil (“RADPIP”) and natural gas (“RADPIGN”), as well as the regional and national supplier’s employment, labor and development promotion system (“RPEPNIH”). This executive order, later regulated by PEN Executive Order No. 484/22 dated August 12, 2022, mainly provided for eased access to the MLC for beneficiaries increasing their gas injection levels and/or oil production.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Through notes issued in August and September 2023, the Undersecretariat of Hydrocarbons granted the Company the certificates of access to the RAPIDGN and RADPIP benefit for the third and fourth quarters of 2022 and the first quarter of 2023.

Additionally, the certificates for the second, third and fourth quarters of 2023 were requested in a timely manner, and have not been granted as of the date of issuance of these Consolidated Financial Statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

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

Based on the gas demand curve projected by the SE, the Company will enter into new contracts with CAMMESA, ENARSA and distributors.

2.2.4.1.3 Plan GasAr’s Round 5.2 – Aguaragüe Joint Operation

Pampa, jointly with all partners of the Aguaragüe Joint Operation, participated in Round 5.2 of Plan GasAr, called under SE Resolution No. 770/22, and was awarded this project. The companies making up the Joint Operation appended a single incremental activity plan with an expected natural gas production incremental volume for the Joint Operation exceeding 400,000 m3/d as from the last quarter of 2023. The Company holds a 15% stake in this Joint Operation.

On September 27, 2023, gas volumes under Plan GasAr - Round 5.2 were awarded pursuant to SE Resolution No. 799/23. The scheme provides for the sale of incremental volumes to ENARSA for the October 1, 2023-December 31, 2028 period. The agreed sales price amounts to US$ 9.8 /MMBTU between October 2023 and December 2026, and US$ 6 /MMBTU between January 2027 and December 2028.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

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

In addition to GasAr Plan, since mid-July 2021 CAMMESA launched biweekly calls for tenders by GasAr Plan awardees that may offer surplus volumes, with a maximum price equivalent to that awarded in the plan’s Round 1.

In 2023 and 2022, an average of 287 million m3/day and 451 million m3/day were awarded to GasAr Plan beneficiaries at US$ 3.4 MBTU and US$ 3.5 MBTU, respectively (185 million m3/day and 276 million m3/day, respectively, corresponding to the Neuquina Basin).

Additionally, in 2023, 25 million m3/day were awarded in complementary calls at US$2.6/MBTU (of which 15 million m3/day correspond to the Neuquina Basin).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On April 19, 2023, the SE notified the Company of the extension of the Neuquina basin’s natural gas export quota for the next winter period, consisting of: (i) an extraordinary and priority quota of 2 million m3/d for the months of May and June 2023, assignable pro rata among the “July Flat Gas Commitment” awardees, and (ii) a firm winter export quota under Plan GasAr for a 3 million m3/d volume for the months of July, August and September 2023.

In this sense, the Company was assigned an additional volume of 872,727 m3/, totaling a 2,181,818 m3/d export quota for the months of May and June. The volume assigned for the months of July, August and September was 857,449 m3/d. Regarding the minimum price for export permits, it will remain at US$ 7.73/MMBTU.

Moreover, the following export quotas for the period between October 2023 and April 2024 were assigned: 9 million m3/d for the Neuquina Basin and 2 million m3/d for the Austral Basin. The minimum price will result from calculating the simple average Brent oil prices in the first fifteen days of the month prior to delivery, multiplied by 7%. The Company was assigned a 1,452,878 m3/d volume.

Besides, the SE set an export quota of a total of 5.9 million m3/d for the winter period (May-September 2024) and a total of 9 million m3/d for the summer period (October-December 2024). In line with its participation in Plan GasAr, the Company was assigned a volume of 610,989 m3/d for the winter period and 606,529 m3/d for the summer period.

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

Moreover, it created the TransportAr Production Gas Pipelines System Program to execute the works necessary to expand the system’s transportation capacity including a list of pipeline works to be executed by ENARSA or through third parties to promote development, production growth, and natural gas self-supply, among other objectives.

On August 10, 2022, Argentine authorities signed contracts for the Stage 1 Néstor Kirchner Gas Pipeline construction, (Tratayén - Salliqueló).

Later, PEN Executive Order No. 76/22, published on February 14, 2022, granted ENARSA a 35-year transportation concession of President Néstor Kirchner pipeline under Law No. 17,319 and the power to contract, plan, execute and call for tenders for the construction of the infrastructure works under the Program. ENARSA may enter into transportation capacity freely-negotiated agreements with producers and/or carriers to construct or expand all or part of the pipeline. This transportation capacity will not be covered by tariffs approved by ENARGAS, which will apply to the remaining transportation capacity not committed under these agreements. This executive order grants YPF priority to hire the capacity that can be freely negotiated by ENARSA. Moreover, ENARSA may fully or partially assign ownership of its concession to YPF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Besides, the “Argentine Gas Development Fund” administrative and financial trust was created, with ENARSA as trustor and beneficiary, to finance works under the program, including the repayment of principal and interest services of the trust securities to be issued thereunder. The trust estate administrator and trustee will be Banco de Inversión y Comercio Exterior S.A.

In July 2023, cleaning and filling operations were conducted in the new Tratayén – Salliqueló tranche of President Néstor Kirchner gas pipeline, and transportation operations pursuant to regulatory requirements and standards started as from August 3, 2023.

President Néstor Kirchner Gas Pipeline’s Tratayén – Salliqueló tranche, crosses the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires, with a 573 km extension and an initial transportation capacity of 11 million m3/day of gas produced at the Vaca Muerta field.

Furthermore, on August 25, 2023, a call for tenders was launched for the Northern gas pipeline reversion project, complementary works to President Néstor Kirchner gas pipeline consisting of the engineering and construction of the 122-km Tio Pujio – La Carlota gas pipeline, the 62-km expansion of the Northern gas pipeline and the reversion of four compression plants in the provinces of Córdoba, Santiago del Estero and Salta. As of the issuance of these consolidated condensed interim financial statements, ENARSA, after declaring the call for tenders for line 1 unawarded, granted the construction of lines 2 and 3 of the Northern gas pipeline reversion project to the Techint-SACDE Joint Venture and will call for a new abbreviated tender process for line 1 of the pipeline.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

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

On December 16, 2020, PEN Executive Order No. 1,020/20 was passed within the framework of the Solidarity Law, later extended by PEN Executive Order No. 815/22, launching the renegotiation of the RTI concluded in 2018 while suspending renegotiation agreements in force until December 16, 2023 and providing for the administrative intervention of the ENARGAS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The public hearing called by ENARGAS to discuss the RTT pursuant to the provisions of PEN Executive Order No. 1,020/20 took place on March 16, 2021. In this respect, TGS, without waiving the whole of its percentage share of tariff recomposition, alternatively submitted its tariff increase proposal, assessed at 58.6% as from April 1, 2021. This increase was assessed based on the financial needs to meet operating and financial costs, capital expenditures and taxes, which were calculated taking into consideration the evolution of the inflation rate over a 12-month period as from its beginning. The requested increase only contemplated the funds necessary to meet its obligations as licensee.

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

On March 16, 2023, TGS’s Board of Directors approved a proposed addendum to the renegotiation transitionary agreement (the “2023 RTT”) sent by ENARGAS. On April 27, 2023, ENARGAS issued Resolution No. 186/23 publishing the new effective tariff schemes. The 2023 RTT was later ratified by PEN Executive Order No. 250/23 dated April 29, 2023.

The 2023 RTT includes, effective from April 29, 2023, a 95% transitionary tariff increase on the natural gas transportation tariff and the access and use charge. While it is in force, TGS may not distribute dividends or directly or indirectly early cancel financial and commercial debts taken on with shareholders, acquire other companies or grant loans, except for loans benefiting users or granted to contractors not covered by the previously indicated cases. If TGS deems it appropriate to act otherwise, it should require the corresponding authorization.

On December 14, 2023, a public hearing was called for January 8, 2024 under ENARGAS Resolution No. 704/23. As of the date of issuance of these Consolidated Financial Statements, the applicable regulations authorizing a transitional tariff increase while the RTI process is underway have not been issued.

On December 16, 2023, PEN Executive Order No. 55/23 was issued, declaring the emergency in the national energy sector until December 31, 2024. Among other issues, this executive order: (i) extends the validity of PEN Executive Order No. 1020/20, (ii) establishes the launching of the RTI process, (iii) sets ENARGAS’ public audit as from January 1, 2024, and (iv) instructs the SE to issue the necessary rules and procedures for sanctioning market prices for the natural gas transmission utility.

2.3.2 License extension request

On September 8, 2023, TGS submitted a request to ENARGAS to initiate a license term extension proceeding, as contemplated in Act No. 24,076, and requested the adoption of the existing performance assessment and public hearing measures so that, once all established administrative formalities and proceedings are met, a 10-year extension may be granted as from the initial term, effective on December 28, 2027, for the provision of the gas transportation service contemplating all the scopes of the license approved by Executive Order No. 2,458/92.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, TGS has not received a formal response from ENARGAS regarding this request.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.3.3 Regulatory framework of the segment of Production and Commercialization of Liquids

2.3.3.1 Domestic market

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

In this context, TGS sells the production of propane and butane to fractionators at prices determined semiannually. On March 30, 2015, the PEN issued Decree No. 470/15, regulated by SE Resolution No. 49/15, which created the “Household Plan” and sets a maximum reference price for the members of the commercialization chain in order to guarantee the supply to low-income residential user, by committing the GLP producers to supply at a fixed price with a quota assigned to each producer. Initially, a payment of compensation to the Household Plan participating producers was established, which was eliminated as from February 2019.

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

As of December 31, 2023, the Argentine Government owes TGS $ 4,676 million under these items.

2.3.3.2 Foreign market

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

During 2023, TGS participated in the Export Increase Program (see Note 2.6.4).

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

For the years ended December 31, 2023, 2022 and 2021

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

On April 20, 2023, under ENRE Resolution No. 364/23, the ENRE launched the comprehensive tariff review process (“RTI”) for electricity transmission companies pursuant to Act No. 24,065 and Act No. 27,541, setting a 30-day term to draw up the guidelines and schedule for its development.

On May 29, 2023, ENRE Resolution No. 421/23 approved the transmission tariff review program for the year 2023 and the first quarter of 2024, and provided for the ENRE´s notification of the schedule and information requirements during the months of September and October 2023. In this sense, under a note dated October 26, 2023, the ENRE filed a first request for information, mainly associated with a description of the facilities making up the transportation system, expansions under execution, investment plans and corridors’ saturation status. On October 27, 2023, Transener and Transba answered that they would comply with such request in due time and manner, but that it would be necessary for the ENRE to define: i) the complete RTI process schedule, ii) the economic, financial and regulatory criteria under which such process will be conducted; and iii) issues regarding the first management period.

On September 8, 2023, aiming to preserve the purchasing power of the revenues established in ENRE Resolutions No. 147/22 and 148/22, the ENRE issued Resolutions No. 660/23 and 661/23 setting the hourly remuneration values effective from August 1, 2023, which represent 20.9% and 20.84% increases over the January 2023 values for Transener and Transba, respectively. Likewise, pursuant to ENRE Resolutions No. 780/23 and 781/23, on November 1, 2023, hourly remuneration values effective from November 1, 2023 were established, which represented a 37.33% and 38.44% increase over the values effective from August 2023 for Transener and Transba, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Furthermore, PEN Executive Order No. 55/23, dated December 16, 2023, declared the emergency in the national energy sector until December 31, 2024. Among other issues, the mentioned executive order established the launching of the tariff review process in accordance Article 43 of Law No. 24,065 for public electricity distribution and transmission companies under federal jurisdiction and established that the entry into force of the resulting tariff schedules may not exceed December 31, 2024.

Consequently, on January 2, 2024, through ENRE Resolution No. 3/24, a Public Hearing was called, which was held on January 29, 2024, in order to to inform of and gather feedback on the electricity transmission utility concessionaires’ proposals towards a transitional tariff update under the RTI Renegotiation Process before defining the tariffs applicable by the concessionaires.

Finally, through ENRE Resolutions No. 104/24 and 105/24, hourly remuneration values effective as from February 19, 2024 (date of publication in the BO) were established, which represented an increase of 179.7% and 191.1% compared to the values in force since November 2023 for Transener and Transba, respectively. Likewise, the tariff adjustment rate to be applied on monthly bases as from May 2024, was determined according to a formula based on wage index, wholesale prices index and consumer prices index.

2.5 Regulations on access to the MLC

In 2020, BCRA introduced measures with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate, including restrictions associated with transactions with stock market assets by companies and the disposal of liquid foreign assets. Specifically, as from December 11, 2023, any demand for foreign currency at the MLC requires BCRA’s prior authorization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The following are certain exceptions to the prior authorization requirement for access to the MLC:

Firstly, access to the MLC for outflows without BCRA’s prior authorization is allowed through the submission of an affidavit declaring that all foreign currency holdings in the country are deposited in accounts with local financial institutions and that no liquid foreign assets are held for an amount exceeding US$ 100,000. In case such liquid foreign assets exceed US$ 100,000, an additional affidavit may be filed stating that there is no such excess amount because payments were made for the MLC through swap and/or arbitrage transactions with deposited funds.

As from December 13, 2023, the MLC may be accessed, without BCRA’s prior authorization, for deferred payments of new imports of goods with customs entry registration, depending on the type of good and according to the schedules provided. Besides, regarding the payment of services rendered by non-residents, and depending on the type and term of payment, the MLC may be accessed once such services have accrued and/or been rendered.

Moreover, if access to the MLC has been requested, the entry and settlement in the MLC of the funds received abroad originating from the collection of loans granted to third parties, the collection of term deposits or the sale of any kind of asset is mandatory within 5 business days of their availability, when the asset has been acquired, the deposit has been created, or the loan has been granted after May 28, 2020.

Regarding the trading of stock market assets, it is established that access to the MLC may be granted without BCRA’s prior authorization by submitting an affidavit stating that, on the date of access to the MLC and in the previous 90 or 180 calendar days, in case securities issued under Argentine law or foreign law, respectively, are used, whether directly or indirectly or for the account and order of third parties, no sales of securities issued by residents to be settled in foreign currency, exchanges of securities issued by residents for foreign assets, transfers of securities to foreign depositories, acquisitions in the country of securities issued by non-residents to be settled in pesos, acquisitions of CEDEAR representing foreign shares, acquisitions of securities representing private debt issued in foreign jurisdictions, or deliveries of funds in local currency or other local assets (except funds in foreign currency deposited in local financial entities) have been made to any person (whether a person or legal entity, resident or non-resident, related or not), resident or non-resident, and whether or not affiliated), receiving as prior or subsequent consideration, directly or indirectly, on its own or through an affiliated, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad; and finally, there must be a commitment not to enter into the detailed transactions during the 90/180 calendar days following the request for access to the MLC. Likewise, for access to the MLC by legal entities, an additional affidavit must be submitted stating: (a) details of the individuals or legal entities exercising a direct control relationship according to BCRA’s regulations; and (b) that on the day on which access to the MLC is requested and in the previous 180 days, no funds in local currency or other liquid local assets (except funds in foreign currency deposited in local financial entities) were delivered in Argentina to any individual or legal entity exercising direct control, or to other companies making up the same economic group, except those directly associated with regular transactions for the acquisition of goods and/or services. The requirement stated in item (b) is deemed met if an affidavit is filed regarding transactions with securities of each of these individuals or legal entities pursuant to the current exchange regulations. Finally, on September 28, 2023, the BCRA established that sales of securities to be settled in foreign currency in the country or abroad should not be taken into consideration when all the funds obtained from such settlements have been or are used within 10 calendar days following certain transactions listed in BCRA regulations.

On its part, the BCRA extended the obligation to submit a refinancing plan for certain debts and principal maturities scheduled up to December 31, 2023, based on the following criteria: (i) access to the MLC for up to 40% of the principal amount, in the original term; and (ii) the refinancing of the principal balance, with new foreign indebtedness with an average maturity of 2 years. Within the framework of this refinancing process, access to the MLC is allowed for the early cancellation of principal, interest or debt swaps up to 45 calendar days before the maturity date, provided all requirements set forth by the regulation have been verified. Likewise, the BCRA accepts access to the MLC for the cancellation of financial indebtedness abroad (provided they are not related parties) during the month of December 2023 as from the payable principal or interest’s maturity date. Access is also possible up to 3 business days before the maturity date if the payment is made by means of an exchange and/or arbitration against a local foreign-currency account held by the customer authorized to make such payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Additionally, in October 2022, the Integrated System for Monitoring Imports (“SIMI”) and the Integrated System for Monitoring Foreign Payments of Services (“SIMPES”) were replaced by the Argentine Republic’s Imports System (“SIRA”) and the Argentine Republic’s Imports and Foreign Service Payments System (“SIRASE”), respectively. Moreover, the BCRA established that no more advance, sight or deferred payments, or payments of commercial debts with no customs registration may be made through these new mechanisms, except for certain cases contemplated in the regulation. Subsequently, on December 26, 2023, the SIRA and SIRASE system was abrogated and a new system, called Statistical System for Imports (“SEDI”), was created. This system provides that: (i) the affidavit has a term of validity of 360 days from the exit status; (ii) the analysis of the tax situation and the economic-financial capacity is performed prior to the affidavit’s formalization; (iii) the state agencies will have 30 days to render a decision and, in the absence of a decision upon the expiration of such term, the affidavit will automatically go to exit status; and (iv) no information or approval must be required regarding the date of access to the MLC. Additionally, the Record of Commercial Debts for Imports with Foreign Suppliers is created for the registration of subjects having commercial debts for goods and/or services imports with a formalization date prior to December 13, 2023. The corresponding Group’s companies have been registered in the mentioned record.

Finally, the BCRA introduced adjustments to foreign exchange regulations establishing, among other provisions, access to the MLC for subjects obtaining certifications under currency access systems for the incremental production of oil and/or natural gas pursuant to PEN Executive Order No. 277/22 (see Note 2.2.3), for up to the amount of each certification, to be allocated to the payment of: (i) principal and interest of commercial or financial liabilities abroad, including liabilities with non-resident affiliates, (ii) earnings and dividends for closed and audited balance sheets; and/or (iii) the repatriation of direct investments by non-residents. RADPIP and/or RADPIGN beneficiaries must appoint a single domestic financial entity responsible for issuing such certifications and recording the amounts recognized by the SE and the applicable period.

It is worth highlighting that the detailed information does not list all possibly applicable exchange regulations; for more information on Argentina’s exchange rate policies, please visit the Central Bank’s website: www.bcra.gov.ar.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

On June 16, 2021, Law No. 27,630 was published in the BO, which modified the income tax rate effective for fiscal years starting as from January 1, 2021 inclusive. This modification provides for the application of a tiered rate scheme and, if applicable, a fixed tax according to the accumulated net taxable income tier: (i) for accumulated net income of up to $ 5 million, it establishes a 25% rate; (ii) for accumulated net income between $ 5 and $ 50 million, it establishes a fixed tax of $1.25 million plus a 30% rate over the surplus of $ 5 million; and (iii) for accumulated net income above $ 50 million, it establishes a fixed tax of $ 14.75 million plus a 35% rate over the surplus of $50 million. The accumulated net income amount is adjusted yearly, as from January 1, 2022, taking into consideration the annual CPI variation published by the INDEC.

The effect of the changes on deferred tax corresponding to comparative periods pursuant to the above-mentioned tax reform was recognised, considering the effective rate expected to be applicable at deferred assets and liabilities realization year, in “Effect of tax rate change in the deferred tax” under “Income tax” of the Consolidated Statement of Comprehensive Income (Note 10.6).

On August 16, 2022, AFIP’s General Resolution No. 5,248/22 was published in the BO, whereby the AFIP established a one-time income tax prepayment by taxpayers and responsible persons listed in Section 73 of Law No. 20,628, as amended, meeting the following parameters: (i) an assessed tax for the 2021 or 2022 tax period of at least $ 100 million, or (ii) taxable income, without deducting accumulated tax losses, of at least $ 300 million. The Company and its subsidiaries paid an income tax prepayment for $ 1,863 million for the year 2022.

On December 4, 2023, AFIP’s General Resolution No. 5,453/23 was published in the BO, establishing a new income tax prepayment by taxpayers and responsible persons listed in Section 73 of Law No. 20,628, as amended, meeting the following conditions: (i) main activity of crude oil and natural gas extraction, oil refining products manufacturing and conventional thermal energy generation; and (ii) taxable income, without deduction of prior years' losses, in an amount equal to or exceeding $ 600 million. The Company and its subsidiaries have not been affected by this resolution.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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
(ii)	the application of the adjustment provided for by Title VI of the Income Tax Law when variations in the above-mentioned index exceed 100% over the 36 months preceding the closing of the fiscal period to be settled.

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

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

As of issuance of these Consolidated Financial Statements, this provision has not yet been regulated.

The Company and its subsidiaries determine and disclose the impact of the tax inflation adjustment for each of the fiscal periods in which it is applicable.

2.6.2 Value-added tax

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

2.6.3 Tax for an Inclusive and Caring Argentina (Impuesto Para una Argentina Inclusiva y Solidaria, “PAIS”) for import and foreign service procurement transactions

Executive Order No. 377/23, dated July 24, 2023, extends the application of the PAIS tax to the acquisition of services abroad and import transactions for certain goods, exempting goods associated with the energy sector pursuant to SE regulations. Moreover, its regulation under AFIP Resolution No. 5,393/23, dated July 25, 2023, provided for an advance payment offsettable against the PAIS tax equivalent to 95% of the total final tax payable for certain goods and merchandise. This advance payment should be paid by the importer when declaring the import’s intended use. The PAIS tax’s remaining 5% balance should be paid when accessing the MLC to make the payment abroad, where the intervening bank will act as collection and settlement agent.

PAIS tax exemption for import transactions

SE Resolutions No. 671/23, 714/23, 824/23 and 955/23 regulated the PAIS tax exemption for import transactions of goods associated with the energy sector.

Thus, the following import transactions are exempted from this tax:

i)	liquid fuels, natural gas and electricity;
ii)	goods destined for the construction and start-up of President Néstor Kirchner Gas Pipeline, the reversion of the Northern Gas Pipeline and related works, and the works making up the Gas Pipeline Network Program;
iii)	goods destined for power generation works with or without foreign financing for the payment of imports;
iv)	goods for works and maintenance of renewable energy generation projects comprised in exhibits to the regulatory resolutions, including PEPE II through IV, PE Arauco and PEPE VI wind farms;
v)	goods for works and maintenance of thermal and hydropower plants included in the lists attached to the regulatory resolutions, including the Company assets.

2.6.4 Export Increase Program

On October 3, 2023, SE Resolution No. 808/23 temporarily included the products sold by the Company, among other exports, under the Export Increase Program created by PEN Executive Order No. 576/22.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Under this program, at least 75% of the export values had to be entered into the country in foreign currency, and the remaining 25% could be settled in pesos through the purchase of marketable securities for exports settled October 2 through 20, 2023, with an effective export date up to November 30, 2023. The Company opted into this program.

Subsequently, PEN Executive Orders No. 549/23 and No. 597/23 reduced to 70% and 50%, respectively, the minimum foreign currency settlement percentage for exports settled in the October 23-November 17, 2023 and November 20-December 10, 2023 periods, respectively.

Finally, PEN Executive Order No. 28/23 established a minimum income equivalent to 80% of the value of exports in foreign currency, and the remaining 20% would be settled in pesos through the purchase of marketable securities as from December 13, 2023.

NOTE 3: BASIS OF PREPARATION

These Consolidated Financial Statements have been prepared in accordance with IFRS´ Accounting Standards issued by IASB, are expressed in million dollars and were approved for their issuance by the Board of Directors on March 6, 2024. Significant accounting policies adopted in the preparation of these Consolidated Financial Statements are described in Note 4, which have been consistently applied.

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

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these Consolidated Financial Statements are explained below.

Pursuant to CNV General Resolution No. 972/23, the early application of IFRS´ Accounting Standards and/or their amendments is not allowed, unless specifically allowed at the time of adoption.

As of December 31, 2023, the Company has not opted for the early application of IFRS´ Accounting Standards and/or its amendments.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2023 and adopted by the Company

The Company has applied the following standards and/or amendments for the first time as of January 1, 2023:

-	IFRS 17 - “Insurance Contracts” (issued in May 2017 and later amended in June 2020 and December 2021)
-	IAS 1 - “Presentation of financial statements” (amended in February 2021)
-	IAS 8 – “Accounting Policies” (amended in February 2021)
-	IAS 12 - “Income Taxes” (amended in May 2021 and May 2023)

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

-  IAS 1 - “Presentation of financial statements”: amended in January 2020, July 2020 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current and provides clarification on treatment to be given to liabilities with covenants. Amendments are applicable to fiscal years starting on or after January 1, 2024, allowing for early adoption. Their application will not have a significant impact on the Company’s operating results or financial position.

-  IAS 7 - “Statement of Cash Flows” and IFRS 7 - “Financial instruments - disclosures”: amended in May 2023. It incorporates disclosure requirements for information on financing agreements with suppliers to assess the effects of such agreements on liabilities, cash flows and exposure to liquidity risk. Amendments are applicable to fiscal years starting on or after January 1, 2024, allowing for early adoption. Their application will not have a significant impact on the Company’s operating results or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

-  IAS 21 - Effects of changes in foreign exchange rates: amended in August 2023. It incorporates the accounting treatment in the event of lack of currency convertibility, establishing the guidelines for estimating the exchange rate to reflect the rate at which each transaction would take place at the measurement date, with the prevailing economic conditions. Amendments are applicable to fiscal years starting on or after January 1, 2025, allowing for early adoption. The Company is analyzing the foreign exchange context to evaluate the lack of currency convertibility and, if applicable, the impact of its application on the Company's operating results and financial position.

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

For the years ended December 31, 2023, 2022 and 2021

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

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Comprehensive Income and Consolidated Statement of Changes in Equity respectively.

4.4.2 Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see Note 4.4.4 below), after initially being recognised at cost.

4.4.3 Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures, according to IFRS 11, depending on the contractual rights and obligations of each investor. The Company participates both joint operations and joint ventures.

4.4.3.1 Joint operations

The Company recognizes its direct right to the assets, liabilities, incomes and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, incomes and expenses. These have been incorporated in the Consolidated Financial Statements under the appropriate headings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.4.3.2 Joint ventures

Interests in joint ventures are accounted for using the equity method, after initially being recognised at cost (see Note 4.4.4 below).

4.4.4 Equity Method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted to recognize the Group’s share of the post-acquisition profits or losses and in other comprehensive income of the investee.

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

The carrying amount of equity accounted investments is tested for impairment in accordance with the policy described in Note 4.9.

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

Works in progress are valued according to their degree of progress. The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs. Revenues and costs arising from the sale of elements obtained during the start-up process are charged to the profit and loss of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.7 Intangible assets

4.7.1 Goodwill

Goodwill is the result of the acquisition of subsidiaries. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company on the net identifiable assets acquired on the date of acquisition.

For impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the CGU or group of CGU that are expected to benefit from the synergies of the combination. Each unit or group of units that goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

4.7.2 Concession arrangements

Concession arrangements corresponding to hydroelectric generation plants Diamante and Nihuiles are not under the scope of the guidelines of IFRIC 12 “Service Concession Arrangements”.

These concession agreements meet the criteria set forth by the IFRS´ Accounting Standards for capitalization less depreciation a less any accumulated impairment. They are amortized following the straight-line method based on useful life, which corresponds to the life of each concession agreement.

4.7.3 Identified intangible assets in acquired investments

Corresponds to intangible assets identified in the moment of the acquisition of companies. Identified assets meet the criteria established in IFRS´ Accounting Standards for capitalization less depreciation and less any accumulated impairment. They are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

4.10 Financial assets

4.10.1 Classification

Based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics, the Group classifies its financial assets in the following categories:

(i)	those that are subsequently measured at fair value through profit or loss, and
(ii)	those that are subsequently measured at amortised cost.

The company reclassifies financial assets when and only when it changes its business model for managing those financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

The Group subsequently measures equity investments at fair value through profit or loss. Dividends from such investments continue to be recognised in profit or loss as long as they represent a return on investment.

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

For the years ended December 31, 2023, 2022 and 2021

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

4.14 Non-current assets (or disposal group) held for sale and discontinued operations

Non-current assets are classified as held for sale if it is considered highly probable that their amount will be recovered through a sale transaction. They are measured at the lower of their carrying amount and fair value less costs to sell, except deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights from insurance contracts, which are specifically exempt from this requirement.

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

4.15 Cash and cash equivalents

For the purpose of presentation in the Consolidated Statement of Cash Flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. If any, bank overdrafts are shown within borrowings in current liabilities, this means, there are not disclosed under Cash and cash equivalents in the Consolidated Statement of Cash Flows since they are not part of the Company’s cash management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

4.16.3 Legal reserve

In accordance with the LGS, 5% of the profit arising from the statement of income for the year, prior years' adjustments, the translation differences which are directly accumulated in Retained earnings (see Note 4.3.4), the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s share capital and the related adjustment of share capital. When for any reason, the amount of this reserve is reduced, dividends may not be distributed, until such amount is reached.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

4.16.6 Retained earnings

Comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of Shareholders' meeting, as long as they are not subject to legal restrictions. Earnings comprise current earnings, prior years' earnings that were not distributed, translation differences which are directly accumulated in retained earnings pursuant to the policy described in Note 4.3.4, the amounts transferred from other comprehensive income and prior years' adjustments, according to IFRS´ Acoounting Standards.

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

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.17 Compensation plans

The following guidelines under IFRS 2 have been taken into consideration for the registration of stock-based compensations:

4.17.1 Compensations payable in cash:

Compensation Agreements – Senior Management: fixed compensation and annual, variable and contingent long-term compensation established based on the Company’s annual market value appreciation, with a payment cap calculated over the Company’s adjusted operating income. Any analogous compensation paid to senior managers is deducted from the compensation amount.

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

The number of shares for each eligible employee is calculated as from a percentage over the total annual remuneration, including the bonus, divided by the weighted average price, in pesos, of the Company’s share and ADR for the same period; with one-third vesting each year, which will be awarded together with the payroll for April of the year following the vesting date, with the requirement that the employment relationship continues at least until each vesting date. The fair value of the received services is measured at the fair value of the shares at the time of granting and is disclosed during the vesting period, together with the corresponding increase in equity.

4.18 Trade payables and other payables

Trade payables and other payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

4.19.1 Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or assembly of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are recorded in profit or loss for the period in which they are incurred.

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

4.22 Revenue from contracts with customers

4.22.1 Generation segment:

4.22.1.1 Revenues from sales to the spot market (SE Resolution N°869/23)

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

4.22.1.2 Revenues from supply agreements with CAMMESA (SE Resolution No. 220/07, SE Resolution No. 21/16, SE Resolution No. 287/17 and Renovar Programs)

The Company recognizes revenues from supply contracts with CAMMESA for i) power availability, when applicable, on a monthly basis, as the different power plants are available to generate and ii) energy generated when the delivery of energy is effective, based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 42 days, which is consistent with market practice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

Revenues from these sales are recognised based on the price specified in each contract, to the extent that it is highly probable that a significant reversal will not occur. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 34 days, which is consistent with market practice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

The Company recognizes revenues from natural gas production promotion or stimulus programs upon the actual delivery of gas and in accordance with the price established in the applicable regulation, only inasmuch as it is highly probable that there will be no significant reversal and the consideration is likely to be received, that is, to the extent that the procedure established by the Government is formally complied with.

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

4.23.2 Interest

Interest income from financial assets at fair value through profit or loss is included into the result of changes in the fair value of those assets. Interest income from financial assets at amortized are recognised in the statement of income.

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

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.23.3 Dividends

Dividends income are received from financial assets measured at fair value through profit or loss. Dividends are recognised as revenue when the right to receive payment has been established. This applies even if they are paid out of pre-acquisition profits.

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

Deferred income tax is recognised, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognised if they come from the initial recognition of goodwill; or if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at time of the transaction affects neither accounting nor taxable profit or loss, and does not give rise to equal taxable and deductible temporary differences.

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

For the years ended December 31, 2023, 2022 and 2021

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

In Uruguay, effective from January 1, 2023, the Income Tax on Economic Activities (“IRAE”) includes as Uruguayan-source certain passive income derived by entities making up non-qualified multinational groups.

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

At the commencement date the lease liability is measured at the present value of the payments that are not paid at that date, including:

-	fixed payments, less any lease incentive receivable
-	variable lease payments depending on an index or rate
-	amounts that the Company expects to pay under residual value guarantee
-	exercise price of a purchase option (if it is reasonably certain to exercise that option), and
-	penalty payments for terminating the lease (if that option will be exercised).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

Right-of-use assets are measured at cost, which comprises:

-	the amount of the initial measurement of the lease liability
-	any lease payment made at or before the commencement date, less any lease incentive received
-	any initial direct cost, and
-	an estimate of costs to be incurred for decommissioning or restoring the underlying asset pursuant to the terms and conditions of the lease
-	Right-of-use assets are depreciated using the straight-line method over the asset’s useful life or, if shorter, during the lease term.

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

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: GROUP STRUCTURE

5.1 Corporate reorganization

On November 6 and 11, 2023, the Boards of Directors of CISA, the Company and GASA, respectively, resolved to instruct their respective managements to analyze a reorganization process under the terms of Section 82 and subsequent sections of the LGS and tax neutrality under Sections 80 and subsequent articles of the Income Tax Law (as amended in 2019), and, if appropriate, draw up the preparatory documentation for the spin-off of CISA’s equity and the subsequent merger through absorption of a part of its spun-off equity with Pampa and the other part of its spun-off equity with GASA.

The above-mentioned process, which reorganization effective date is scheduled for January 1, 2024, will derive benefits for the involved companies and for the entire economic group, since it will allow for improved resource efficiency in financial information management and reduced costs for legal and tax advisory fees.

5.2 Acquisition and sale of equity interests

5.2.1 Sale of equity interests of controlling stake in Edenor

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

The results corresponding to the Distribution of energy segment prior to the closing of the transaction were disclosed under “Discontinued operations” of the Consolidated Statement of Comprehensive Income in the fiscal year ended December 31, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The statement of comprehensive income associated with the discontinued operations is disclosed below:

Distribution of energy
12.31.2021
Revenue	493
Cost of sales	(398)
Gross profit	95

Selling expenses	(36)
Administrative expenses	(26)
Other operating income	21
Other operating expenses	(18)
Reversal of property, plant and equipment impairment	16
Impairment of financial assets	(11)
Operating income	41

Gain on monetary position, net	120
Financial costs	(106)
Other financial results	8
Financial results, net	22
Profit before income tax	63

Income tax	(138)
Loss of the year from discontinued operations	(75)

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation	34
Items that may be reclassified to profit or loss
Exchange differences on translation (1)	30
Other comprehensive income of the year from discontinued operations	64

Total comprehensive loss of the year from discontinued operations	(11)

Total loss of the year from discontinued operations attributable to:
Owners of the company	(39)
Non - controlling interest	(36)
(75)

Total comprehensive loss of the year from discontinued operations attributable to:
Owners of the company	(9)
Non - controlling interest	(2)
(11)

(1)	Corresponds to the reclassification adjustment for exchange differences losses included in profit or loss on Edenor disposal. No exchange differences losses on translation were reconized during 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The consolidated statement of cash flows related to discontinued operations as of December 21, 2021 is presented below:

Distribution of energy
12.31.2021

Net cash generated by operating activities	116
Net cash used in investing activities	(166)
Net cash used in financing activities	(7)

Decrease in cash and cash equivalents from discontinued operations	(57)

Cash and cash equivalents at the beginning of the year	52
Effect of devaluation and inflation on cash and cash equivalents	5
Decrease in cash and cash equivalents	(57)
Cash and cash equivalents at the end of the year	-

5.2.2 Sale of equity interests in Refinor

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

On October 14, 2022, once conditions precedent had been met, the Company transferred the above-mentioned shares. Later, the parties entered into an amendment to the agreement stipulating the payment of the price balance as follows: (i) US$ 1.4 million on the amendment’s effective date, that is, December 22, 2023; and (ii) US$ 2.6 million in 4 consecutive semi-annual installments of US$ 0.65 million, the first one payable 6 months as from the amendment’s effective date.

As of the date of issuance of these Consolidated Financial Statements, the Company has collected US$ 3.1 million, and the amount of US$ 2.6 million is pending collection, to be financed over two years at an annual 8% nominal fixed interest rate in accordance with the terms of the amendment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.3 Acquisition of an additional 50% interest in Greenwind

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

In millions of US$
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

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

Expenses related to the acquisition transaction were non-significant, and were recognised as expenses in fiscal year result.

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

5.2.4 Acquisition of Autotrol Renovables S.A.

On September 30, 2022, the Company acquired 100% of the capital stock of Autotrol Renovables S.A., an entity holder of the “Wayra I Wind Farm” project (registered with the National Renewable Energy Projects Registry, “RENPER”) for a price of US$ 50 thousand.

5.2.5 Acquisition of VAR

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

On December 16, 2022, as the conditions precedent had been met, PEA transferred VAR’s shares, and the Company paid US$ 128.1 million, an amount that considers the working capital adjustment estimated on that date. Lastly, in 2023, the final adjustment amounted to US$ 1.8 million in favor of the Company.

The following table details the fair value of the consideration transferred, and the fair values of the assets acquired and liabilities assumed as of, December 16, 2022:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

In millions of US$
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

Expenses related to the acquisition transaction were non-significant and they were recognised as expenses in fiscal year result.

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

5.2.6 Acquisition of additional interest in Rincón de Aranda and divestment in Greenwind

On June 23, 2023, the Company reached an agreement with Total Austral S.A. (Argentine branch) to acquire the additional 45% interest in the Rincón de Aranda block, achieving a 100% interest in the block. As part of the agreement, on the transaction's closing date Pampa transfered 100% of its equity interest in Greenwind, which only asset is the Mario Cebreiro Wind Farm.

Rincón de Aranda is a 240 km2 exploration block located in the oil window of the Vaca Muerta formation, in the Province of Neuquén. It currently has a shut-in production well and an uncompleted well, both drilled in 2019; although the block is not currently in production, its proximity to important productive blocks in the Vaca Muerta formation makes it highly promising from a technical standpoint.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

On August 16, 2023, after meeting the conditions precedent, including, among others, the assignment approval and the granting of a CENCH over the area to the Company, the transaction was closed.

On its part, Mario Cebreiro Wind Farm, inaugurated in 2018 with a 100 MW capacity and located in Bahía Blanca, Province of Buenos Aires, was the Company's first wind power project, awarded under the Renovar 1 program; it is worth highlighting that, despite the wind farm’s assignment, the Company remains committed to renewable energy, which is essential to keep its position as a leading provider of efficient energy, and has started the construction of PEPE VI (see Note 17).

Lastly, with the acquisition of the additional interest in Rincón de Aranda, the Company diversifies its presence in the energy sector with a shale oil block having great production potential and reinforces its commitment to the development of unconventional reserves in Vaca Muerta.

On the closing date, the Company recorded profits of US$ 6.6 million to reflect the fair value of the previously held 55% interest in the Rincón de Aranda block, as well as profits of US$ 0.2 million to reflect the result of the asset swaps.

The fair value of Rincon de Aranda area was based on present value of future net cash flows prepared based on estimates on the future behavior of certain key assumptions, including the following: (i) reference prices for products; (ii) demand projections per type of product; (iii) costs evolution; (iv) macroeconomic variables such as inflation and exchange rates; and (v) the discount rate.

The following table details the value of the transferred consideration and the fair value of assets acquired and liabilities assumed as of August 16, 2023:

In millions of US$
Assignment of Greenwind's interest net of assumed liabilities (1)	(54.0)
Fair value of Rincón de Aranda's previous interest	(31.6)
Total	(85.6)
Property, plant and equipment (2)	57.0
Inventories (3)	0.9
Tax credits (4)	1.0
Cash and cash equivalents (5)	29.2
Deferred tax liability	(2.3)
Fair value	85.8
Profit	0.2

(1)	The following table details the book value of Greenwind´s interest:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

In millions of US$
Property, plant and equipment	121.1
Intangible assets	29.5
Financial assets at fair value through profit and loss	10.9
Trade and other receivables	10.1
Cash and cash equivalents	16.7
Borrowings	(79.7)
Deferred tax liability	(48.3)
Income tax liability	(3.6)
Trade and other payables	(1.1)
Provisions	(0.8)
Tax charges	(0.8)
Assignment of Greenwind's interest net of assumed liabilities	54.0
Provisions assumed by Pampa	(4.2)
Book value of Greenwind´s interest	49.8

The contingency provisions assumed by Pampa correspond to the additional income tax that should have been determined in Greenwind for the fiscal year 2022 without considering the tax loss update regarding the contractual indemnity granted to Total Austral S.A. (Argentine Branch).

(2)	The well’s fair value was assessed using the “cost-based approach”, which consists of its replacement cost new adjusted by its loss of value resulting from physical deterioration, and functional and economic obsolescence. The fair value of the mining property was assessed using the “income-based approach”, considering the development plan contemplated in the concession contract's term.
(3)	The fair value of spare parts was assessed using the “cost-based approach”, which consists of the item’s replacement cost new adjusted by its loss of value resulting from physical deterioration, and functional and economic obsolescence.
(4)	The contractual value of tax credits does not differ from its fair value.
(5)	Corresponding to the price adjustment paid by Total Austral S.A. (Argentine branch).

As a result of the asset swap, the Company received in cash and cash equivalents the amount of US$ 29.2 million, which, net of the assigned cash and cash equivalents balance of US$ 16.7 million, results in a net cash flow of US$ 12.5 million, disclosed in the statement of cash flows in the item “Collection for equity interests in companies sales” under investment activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3      Interest in subsidiaries, associates and joint ventures

5.3.1 Subsidiaries information

Unless otherwise indicated, the country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2023	12.31.2022
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovables S.A.	Argentina	Generation	100.00%	100.00%
CISA	Argentina	Trader & investment	100.00%	100.00%
Ecuador Pipeline Holdings Limited	Gran Cayman	Investment	100.00%	-
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Energía Operaciones ENOPSA S.A. (1)	Ecuador	Oil	-	100.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Generation & Investment	100.00%	100.00%
Greenwind (2)	Argentina	Generation	-	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
Pampa Ecuador Inc	Nevis	Investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	-
PESOSA	Argentina	Trader	100.00%	-
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%
Vientos Solutions S.L.U.	España	Investment	-	100.00%

(1)	Company merged into PB18.
(2)	See Note 5.2.6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3.2 Information about investments in associates and joint ventures

The following table presents the main activity and financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of common shares, each granting the right to one vote:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the year	Equity	Direct and indirect participation %
Associates
OCP	Investment	12.31.2023	100	17	114	34.08%
TGS (1)	Gas transportation	12.31.2023	1	29	1,058	1.029%

Joint ventures
CIESA (1)	Investment	12.31.2023	1	15	540	50.00%
Citelec (2)	Investment	12.31.2023	1	4	164	50.00%
CTB	Generation	12.31.2023	11	(15)	500	50.00%

(1)	The Company holds a direct and indirect interest of 1.029% in TGS and 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. Therefore, additionally the Company has an indirect participation of 26.50% in TGS.

As of December 31, 2023, the quotation of TGS's ordinary shares and ADR published on the BCBA and the NYSE was $2,956.15 and US$ 15.09, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 623,064 million.

(2)	The Company holds a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of December 31, 2023, Transener’s common share price listed at the BCBA was $ 1,210.00, conferring Pampa’s indirect interest an approximate $ 141,643 million market value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures are as follows:

	12.31.2023	12.31.2022
Disclosed in non-current assets
Associates
OCP	23	15
TGS	14	67
Total associates	37	82
Joint ventures
CIESA	303	435
Citelec	82	117
CTB	250	268
Total joint ventures	635	820
Total associates and joint ventures	672	902

The following tables show the breakdown of the share of profit from associates and joint ventures:

	12.31.2023	12.31.2022	12.31.2021
Associates
Refinor (1)	-	(12)	(2)
OCP	5	(1)	1
TGS	3	7	7
Total associates	8	(6)	6

Joint ventures
CIESA	6	43	50
CTB	(18)	41	49
Citelec	2	3	(3)
Greenwind (2)	-	24	(2)
Total joint ventures	(10)	111	94
Total associates and joint ventures	(2)	105	100

(1)	See Note 5.2.2.
(2)	See Note 5.2.3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	12.31.2023	12.31.2022	12.31.2021
At the beginning of the year	902	770	547
Dividends	-	(8)	-
Increases	1	1	17
Decrease due to sale of equity interests	(58)	(6)	-
Decrease due to acquisition of control	-	(20)	-
Increase due to acquisition of equity interests	3	-	17
Share of profit	(2)	116	98
(Impairment) Recovery of impairment losses	-	(11)	2
Exchange differences on translation	(174)	60	89
At the end of the year	672	902	770

5.3.3 Investment in CTB

On June 26, 2019, the acquisition by CTB, a company co-controlled by YPF and Pampa, of the goodwill of CTEB, located in the petrochemical complex of Ensenada-Province of Buenos Aires and consisting of two open-cycle gas turbines and an installed capacity of 567 MW, was completed.

CTB undertook to achieve the cycle-closing commissioning, increasing its installed capacity to 847 MW. On January 27, 2023, CTB commissioned the CC, and on February 22, 2023, commercial operations started under the supply contract with CAMMESA. On April 26, 2023, CTB was commissioned to operate with gas oil.

CTB entered into energy supply contracts with CAMMESA under SE Resolution No. 220/07; the open cycle contract terminated on April 27, 2022, and the closed cycle contract is effective for a term of 10 years as from the CC’s start of commercial operations. Energy not committed under contracts with CAMMESA is remunerated at the spot market. Finally, CTB entered into an availability and efficiency optimization agreement with CAMMESA for its open-cycle GT units, effective from March 1, 2023 to February 29, 2028, within the framework of SE Resolution No. 59/23 (see Note 2.1.4.4).

In 2019, Pampa and YPF agreed on a management and operation scheme for CTEB whereby the company would be managed by Pampa and YPF Energía Eléctrica S.A. on a rotational basis for 4-year periods. Pampa managed the company during the first period and YPF Energía Eléctrica S.A., on its part, oversaw and managed the works associated with the plant’s closing to CC. On December 29, 2023, Pampa and YPF entered into an addendum to the management agreement stipulating a shared management scheme between Pampa and YPF Energía Eléctrica S.A., effective as from January 2024, suspending the previous rotational scheme. The addendum contemplates the possibility of resuming the original rotational scheme at the request of the parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3.3.1 Global Program of CB

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

5.3.3.2 Issuance of CB

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

On May 16, 2022, CTB issued: (i) Class 6 CB for a total amount of US$ 25 million at a fixed annual 0% rate maturing on May 16, 2025; and (ii) Class 7 CB for a total amount of $ 1,754 million accruing interest at a variable Badlar rate plus an annual 2.98% spread and maturing on November 16, 2023, date in which were totally cancelled.

On August 22, 2022, CTB issued Class 8 CB for a total amount of $ 4,235 million, accruing interest at a variable Badlar rate plus a 1.00% annual spread and maturing on February 22, 2024.

Finally, on December 12, 2022, CTB reopened additional Class 6 CB for a total amount of US$ 58.6 million accruing interest at an annual 0% fixed rate and maturing on May 16, 2025. With the reopening of Class 6 CB, which were subscribed and paid in cash and in-kind through the delivery of Class 1 CB, Class 1 CB with a fair value of US$ 10.7 million were partially canceled.

It is worth highlighting that the resolutive condition of the guarantees granted by CTB’s co-controlling shareholders (Pampa and YPF) to holders of outstanding Classes 1, 2, 4, 6, 7 and 8 CB issued by CTB to secure the timely and proper payment of any owed amount, including principal and interest services, was fulfilled with the CC’s commissioning on February 22, 2023. Consequently, these guarantees were terminated and rendered ineffective and unenforceable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

On April 3, 2023, CTB issued Class 9 CB for a total amount of US$ 50 million at an annual 0% fixed Badlar rate maturing on April 3, 2026. These CB were subscribed and paid in cash and in kind through the delivery of the Class 1 CB; therefore, Class 1 CB for a face value of US$ 2.2 million were partially canceled. The remaining outstanding face value of Class I CB, amounting to US$ 30 million, was redeemed in full in May 2023.

As of the date of issuance of these Consolidated Financial Statements, CTB is in compliance with all the covenants established in its debt agreements.

Additionally, CTB took out import financing for US$ 0.8 million.

Post-closing, the Company took out short-term bank loans in pesos for $ 31,786 million at an average annual 106% interest rate and, in January 2024, it early redeemed all Class 2 CB.

5.3.3.3 Impairment of non-financial assets

As of December 31, 2023, CTB did not identify indications that could impact the assumptions considered in the recoverability assessment performed as of December 31, 2022. It should be noted that CTB has not recorded any impairment losses as a result of aforementioned assessment.

5.3.4 Investment in OCP

The Company, through PEB, has an equity stake in OCP, which in turn holds the whole capital stock and voting rights of OCP SA, the licensee company of an oil pipeline in Ecuador with a transportation capacity of 450,000 barrels/day.

On August 12, 2021, the Company, through its subsidiary PEB, entered into an agreement with Occidental International Exploration and Production Company for the acquisition of all the shares of Occidental del Ecuador Inc. (currently Pampa Ecuador Inc.), a company which in turn holds shares representing 14.15% of OCP's capital stock, for US$ 5 million.

On its part, on November 30, 2023, the Company, through its subsidiary PEB, entered into an agreement with Burlington Resources Oriente Limited and Perenco S.A for the purchase of Ecuador Pipeline Holdings Limited, a company which in turn holds shares representing 4% of OCP’s capital stock, in consideration of a price equivalent to US$ 1 (one dollar).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The closing of these transactions, taking into consideration the timing of the agreements and the concession’s extension term, involved the recognition of profits for US$ 17.2 million and US$ 3.7 million under IAS 28. The following table details the consideration and the fair values of the assets acquired and the profits recorded on the detailed acquisition dates:

	8.12.21	11.30.23
	In millions of US$
Acquisition cost	(5.0)	-
Total consideration	(5.0)	-
Share value of the interest in the fair value of OCP’s identifiable assets and liabilities (1)	12.7	2.4
OCP dividends to be received	9.5	-
Cash and cash equivalents	-	1.3
Assets fair value	22.2	3.7
Profit (2)	17.2	3.7

(1)	Calculated based on the present value of expected dividend flows.
(2)	Disclosed under “Share of profit from associates and joint ventures”.

On August 12, 2021, PEB recorded an impairment reversal of US$ 1.6 million, on the interest in OCP, prior the aforementioned acquisition, in relation to the estimation of the present value of the future cash flows that were expected to be obtained through the collection of dividends considering the concession term and a discount rate of 15.09%.

Additionally, on May 4, 2023, the Company, through its subsidiary PEB, entered into a purchase agreement with Repsol OCP de Ecuador S.A. to acquire 2,979,606,613 additional shares, representing 29.66% of OCP, for a price of US$ 15 million, adjusted by subtracting the dividends collected by Repsol OCP de Ecuador S.A. between January 1, 2023 and the transaction closing date. As of December 31, 2023, the closing of the transaction was subject to the customary conditions precedent for this kind of transactions, including the applicable governmental approvals.

Post-closing, on January 16, 2024, the transaction was closed. It is worth highlighting that with this transaction the Company, through PEB, reaches a 63.74% equity interest in OCP's capital stock and obtains joint control, in accordance to the commitment to amend the shareholders' agreement dated on January 9, 2024 with PetroOriental OCP Holdings Ltd.

5.3.4.1 Concession termination

Given the Government's interest in ensuring continuity in the provision of the public hydrocarbon transportation utility through the heavy crude oil pipeline, on January 19, 2024 the Ministry of Energy and Mines of Ecuador and OCP SA agreed to extend its term until July 31, 2024 to: (i) allow the Government the time necessary to verify compliance with the authorization contract, including the pipeline's original diameter in all its sections, the enabling licenses issued by the Energy and Non-Renewable Natural Resources Regulation and Control Agency, and (ii) allow OCP SA to substantiate compliance with the authorization contract. The parties will also review the objectives set for the transition process, agree on the content of the termination agreement, and take the necessary measures for the transfer of the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3.4.2 Dividend distribution and share buyback

Post-closing, on January 5, on January 18, 2024, OCP declared dividends for US$13.3 million. Additionally, on January 22, 2024, OCP repurchased a total of 5,740,902,124 own ordinary shares for a US$ 0.01 price each.

As a consequence of the aforementioned, on January 22, 2024, the Company, through PEB, received US$ 8.5 million for dividend distribution and US$ 36.6 million for stock buyback, in relation to its 63.74% interest in OCP.

5.3.4.3 Contingent liabilities in OCP SA

During 2023, upon the occurrence of a force majeure event related to the erosive process in the Quijos River bed, in the San Rafael sector, on the border of the provinces of Sucumbíos and Napo, Ecuador, several organizations and individuals filed a constitutional protection action against OCP SA, as well as against the Ministry of Energy, the Ministry of Environment and Water, Petroecuador and the Ministry of Health, alleging violation of several constitutional rights. The safeguard action was dismissed in the second instance by Orellana’s Provincial Court of Justice; however, the plaintiffs filed a constitutional protection action, which was upheld by the Constitutional Court.

In 2023, due to the Force Majeure event resulting from the pipeline rupture in 2020 mentioned in the previous paragraph, the decentralized autonomous government of Orellana filed a constitutional protection action against OCP SA and Petroecuador alleging violation of several constitutional rights. The protection action has not been resolved as of the date of issuance of these Financial Statements.

Moreover, in 2023, due to the Force Majeure event resulting from the pipeline rupture in 2020, residents of the Puerto Madero area filed a constitutional protection action against OCP SA, the Presidency of the Republic of Ecuador and EP Petroecuador alleging violation of several constitutional rights. The protection action has not been resolved as of the date of issuance of these Financial Statements. OCP SA’s management, jointly with its legal advisors, has determined that the probability of an adverse ruling is remote.

5.3.5 Investment in CITELEC

5.3.5.1 Impairment in the value of non-financial assets in Transener

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

As of December 31, 2023 and 2022, the book value of Transener’s long-lived non-financial assets does not exceed their recoverable amount.

5.3.5.2 Distribution of earnings

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3.6 Investment in CIESA

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

As of December 31, 2023 and 2022, TGS has determined that it is not necessary to record an additional impairment charge, nor to reverse the recorded one.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.4.2 Oil and gas participation details

As of December 31, 2023, the Company and its associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

		Participation		Duration Up To
Name	Location	Direct	Operator

Argentine production
Río Neuquén	Río Negro and Neuquén	31.42% and 33.07%	YPF	2027/2051
Sierra Chata	Neuquén	45.55%	PAMPA	2053
El Mangrullo	Neuquén	100.00%	PAMPA	2053
La Tapera - Puesto Quiroga	Chubut	35.67%	Tecpetrol	2027
El Tordillo	Chubut	35.67%	Tecpetrol	2027
Aguaragüe (1)	Salta	15.00%	Tecpetrol	2037
Gobernador Ayala	Mendoza	22.51%	Pluspetrol	2036
Río Limay este (Ex Senillosa) (2)	Neuquén	85.00%	PAMPA	2040
Rincón de Aranda (3)	Neuquén	100.00%	PAMPA	2058
Veta Escondida	Neuquén	55.00%	PAMPA	2027
Rincón del Mangrullo	Neuquén	50.00%	YPF	2052
Los Blancos (ex Chirete)	Salta	50.00%	High Luck Group Limited	2045

Argentine exploration
Parva Negra Este (4)	Neuquén	85.00%	PAMPA	2025
Río Atuel (5)	Mendoza	33.33%	Petrolera El Trebol	2023
Borde del Limay (6)	Neuquén	85.00%	PAMPA	2015
Los Vértices (6)	Neuquén	85.00%	PAMPA	2015
Las Tacanas Norte (7)	Neuquén	90.00%	PAMPA	2027

(1)	On February 3, 2023, an agreement for a 10-year extension of the concession was signed with the enforcement authority. The agreement includes investment commitments for the execution of 1 well, 2 workovers and 2D seismic reprocessing, and was ratified by Provincial Executive Order No. 543/23 published on August 14, 2023 in Salta’s BO.
(2)	On January 2, 2023, the environmental remediation plan was approved by the Province of Neuquén’s Undersecretariat of Environment, a necessary preliminary step to relinquish the block.
(3)	On June 23, 2023 the additional 45% interest in the block was acquired (see details below).
(4)	On December 5, 2023, the addendum to the block’s Joint Venture agreement was approved (see details below).
(5)	On July 10, 2023, the Company and Petrolera El Trébol informed the Ministry of Economy and Energy of the Province of Mendoza of their decision to fully relinquish the block classified as a lot under evaluation pursuant to section 81 (b) of Act No. 17,319. Consequently, the Company has written off exploration wells for US$ 6.6 million.
(6)	Under process of relinquishment to the province.
(7)	On November 30, 2023, the addendum to the exploration, development and production agreement for the block was approved (see details below).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The assets and liabilities as of December 31, 2023 and 2022 and the production cost of Joint Ventures and Consortiums in which the Company has interests for the years ended on those dates are detailed below:

	12.31.2023	12.31.2022

Non-current assets	112	227
Current assets	7	16
Total assets	119	243

Non-current Liabilities	17	25
Current Liabilities	29	53
Total liabilities	46	78

Production cost	94	85

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Ventures and Consortiums.

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

Anticlinal Campamento termination agreement

On January 19, 2023, the Company accepted Oilstone Energía S.A.’s offer to terminate its rights and obligations under the investment agreement, the Joint Operation and the operating agreement of the block, effective from January 1, 2023.

Estación Fernández Oro termination agreement

On March 14, 2023, the Company accepted YPF S.A.’s proposal to terminate, effective as from January 1, 2023, all the Company’s rights and obligations in the investment agreement, the Joint Operation and the operating agreement for the Estación Fernández Oro block’s exploitation concession.

Acquisition of additional interest and grant of CENCH at Rincón de Aranda

On June 23, 2023, the Company executed an agreement with Total Austral S.A. (Argentine branch) to acquire the additional 45% interest in the Rincón de Aranda area. As part of the agreement, on the transaction’s closing date, the Company assigned 100% of its equity interest in Greenwind, which only asset is the Mario Cebreiro Wind Farm (see Note 5.2.6).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

On July 26, 2023, the Company entered into a Memorandum of Understanding with the Province of Neuquén agreeing on the CENCH granting terms. Later, pursuant to Executive Order No. 1,435/23, the Province of Neuquén approved the above-mentioned Memorandum of Understanding and the assignment of Total Austral S.A. (Argentine branch)’s interest to the Company, and granted the CENCH in favor of the Company. The assignment of rights over the block and the CENCH are effective as from August 16, 2023, the transaction’s closing date.

The Company had a 55% interest in the block; therefore, after the closing of the transaction, it reached a 100% interest in Rincón de Aranda.

As part of the CENCH's granting, the Company committed to carry out a pilot program involving the completion of 1 previously drilled well, as well as the drilling and completion of 2 pads consisting of 8 wells, and the construction and adaptation of surface facilities, with an estimated US$ 161 million investment.

Exploration, Development and Production Agreement, Las Tacanas North Block

On November 30, 2023, Executive Order No. 2,426/23 was published, approving the Exploration, Development and Production Agreement for the Las Tacanas Norte block entered into between the Company and Gas y Petróleo del Neuquén S.A. on November 24, 2023, under the Neuquén Exploratory Plan, whereby the Company receives a 90% interest in the Las Tacanas Norte block for a 4-year exploratory period, to be operated by the Company and with the commitment to carry out certain exploration tasks of hydrocarbon potential, including the execution of one vertical exploratory well, scheduled for the first four-month period of the third year of the exploratory period.

Continuity plan in the Parva Negra Este block

On December 5, 2023, Executive Order No. 2,498/23 was published, approving Addendum II to the Joint Venture Agreement for the Parva Negra Este block, whereby ExxonMobil Exploration Argentina S.R.L assigns to the Company its 42.50% interest in the Joint Venture.

It also approves the relinquishment of 50% of the block, a surface of 143 km2 therefore corresponding to the Concession. In turn, it approves the Lot Under Evaluation for the 3-year period from April 3, 2022 to April 2, 2025, including the commitment to execute 1 horizontal well targeting the Vaca Muerta formation, with an associated investment of US$ 16 million, to be executed before September 30, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.5 Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2023, 2022 and 2021:

	12.31.2023	12.31.2022	12.31.2021

At the beginning of the year	37	42	50
Increases	2	2	8
Transferred to development	-	(7)	(16)
Derecognition of unproductive wells	(7)	-	-
At the end of the year	32	37	42

Number of wells at the end of the year	4	7	10

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

6.1.7 Oil and gas reserves

Reserves include oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a direct or an indirect interest and over which the Company has exploration and exploitation rights.

There are numerous uncertainties in estimating proved and unproved reserves, future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

In fiscal year 2023, the U.S. dollar recorded an approximate 356.3 % increase against the Argentine peso, from $ 177.16 in December 2022 to $ 808.45 in December 2023, and taking into consideration that during the year the Company mostly had a net passive position in Argentine pesos, as of December 31, 2023 the Company recorded net foreign exchange gain in the amount of US$ 123 million. Taking into account the net active financial position in Argentine pesos as of December 31, 2023, the Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S. dollar as compared to the Argentine peso would generate in absolute values a (decrease)/increase of US$ 6 million in the 2023 fiscal year’s income, before income tax.

The Group´s exposure to other foreign currency movements is not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each market price would generate the following increase/(decrease) in the fiscal year’s income, before income tax in relation to financial assets at fair value through profit and loss detailed in Note 12.2 to these Consolidated Financial Statements:

	Increase of the result for the year
Financial assets	12.31.2023	12.31.2022
Shares	12	19
Government securities	39	28
Corporate Bonds	8	12
Mutual funds	-	3
Variation of the result of the year	59	62

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

As of December 31, 2023, 5% of the indebtedness was subject to variable interest rates. Furthermore, 58% of the Company’s debt accruing variable interest rates is denominated in U.S. dollars, mainly at SOFR rate plus an applicable spread. It should be pointed out that there has been no material impact on behalf of the replacement of the LIBOR reference interest rate effective by the SOFR rate, as from July 2023, on the Company's indebtedness subject to the mentioned reference rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

As of the date of issuance of these Consolidated Financial Statements, the Company is not exposed to a significant risk of variable interest rate increases since the 95% of the financial debt is subject to fixed rate.

The following table shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2023	12.31.2022
Fixed interest rate:
Argentine pesos	33	57
U.S. dollar	1,210	1,173
Yuan R.China	5	-
Subtotal loans obtained at a fixed interest rate	1,248	1,230

Floating interest rate:
Argentine pesos	30	140
U.S. dollar	41	149
Subtotal loans obtained at a floating interest rate	71	289

Non interest accrued:
Argentine pesos	11	22
U.S. dollar	118	72
Subtotal loans no interest accrued	129	94
Total borrowings	1,448	1,613

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the 2023 fiscal year's income, before income tax, of US$ 4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

As of December 31, 2023, the Company’s trade receivables totaled US$ 209 million and is classified as current. With the exception of CAMMESA, which represents approximately 48% of such trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties.

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

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The expected credit loss on financial assets and trade receivables amounted to US$ 1 million as of December 31, 2023, 2022 and 2021 and was determined based on credit loss rates calculated for days past due detailed below:

12.31.2023	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.32%	1.26%	8.33%	16.63%	20.72%	23.46%	27.00%	28.96%
Oil and Gas	0.06%	0.30%	2.19%	3.83%	5.06%	10.14%	10.14%	10.21%
Petrochemicals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	28.96%
Holding	0.18%	1.04%	8.44%	9.09%	9.09%	9.09%	9.09%	9.09%

12.31.2022	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.08%	0.26%	2.54%	7.11%	14.37%	21.39%	27.22%	33.01%
Oil and Gas	0.18%	0.48%	13.24%	31.50%	32.01%	32.09%	32.31%	32.38%
Petrochemicals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Holding	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

12.31.2021	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.06%	0.29%	2.08%	2.83%	4.67%	6.12%	6.24%	6.25%
Oil and Gas	0.04%	0.17%	0.77%	2.72%	6.88%	19.88%	21.97%	15.89%
Petrochemicals	0.00%	0.00%	0.01%	0.05%	0.12%	0.52%	0.52%	0.54%
Holding	0.00%	0.00%	0.01%	0.05%	0.12%	0.52%	0.52%	0.54%

Finally, although cash, cash equivalents and financial assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Allowance of impairment of financial assets and other credits evolution as of December 31, 2023, 2022 and 2021, is detailed in Note 12.3.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated Financial Statements. On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase/(decrease) in the estimated trade receivables’ uncollectibility rate would result in US$ 0.05 million (decrease)/increase in 2023 fiscal year’s results, before income tax.

6.2.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the Financial Department.

The Company Management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating and financing needs of the Company while keeping at all times a sufficient margin of unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency. Additionally, the Financial Department regularly monitors the available credit for the Company, both in the local and international capital market as well as in the banking sector.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

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

It should be noted that the Company operates in an economic context in which main variables experience volatility as a result of political and economic events both domestically and internationally, as described in Note 1.2. that may potentially affect the cost of access to finance for emerging markets in general, and particularly for Argentina, and which in turn may potentially affect the Company’s capacity to obtain financing for its operations in a timely manner and under acceptable and efficient terms, costs and conditions in line with the Company’s business needs.

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

It is worth highlighting that the Company currently has a strong level of liquidity that allows it to properly face such volatility.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2023 and 2022 is detailed below:

	12.31.2023	12.31.2022

Current assets	1,336	1,343
Current liabilities	521	631

Liquidity ratio	2.56	2.13

The following table includes an analysis of the Company trade receivables, other receivables and financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the Consolidated Financial Statements. Derivative financial instruments are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

As of December 31, 2023	Trade and other receivables	Trade and other payables (1)	Borrowings
Less than three months	261	223	63
Three months to one year	13	15	236
One to two years	10	31	277
Two to five years	6	6	907
More than five years	-	9	306
Non set maturity term	24	-	-
Total	314	284	1,789

As of December 31, 2022	Trade and other receivables	Trade and other payables (1)	Borrowings
Less than three months	412	231	289
Three months to one year	19	50	361
One to two years	6	12	1,022
Two to five years	12	3	313
More than five years	-	6	2,102
Non set maturity term	41	-	-
Total	490	302	4,087

(1)	Includes Lease Liabilities (see Note 19).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

Financial leverage ratios as at December 31, 2023 and 2022 were as follows:

	12.31.2023	12.31.2022
Total borrowings	1,448	1,613
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(730)	(692)
Net debt	718	921
Total capital	3,122	3,198
Leverage ratio	23.00%	28.80%

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III and PEPE IV wind farms. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with Greenwind from August 12, 2022 to August 16, 2023 (see Notes 5.2.3 and 5.2.6) and with VAR as from December 16, 2022 (see Note 5.2.5).

Electricity Distribution, consisting of the Company’s direct interest in Edenor until its disposal (see Note 5.2.1). As of December 31, 2021, the Company has classified the related results as discontinued operations.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in CISA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding and Other Business, principally consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively, interests in the associates OCP and Refinor (until its divestment detailed in Note 5.2.2), holding activities and financial investment transactions.

The Company manages its operating segment based on its individual net result in U.S. dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2023	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue - local market	648	402	359	14	-	1,423
Revenue - foreign market	-	161	148	-	-	309
Intersegment revenue	-	103	-	-	(103)	-
Cost of sales	(354)	(412)	(444)	-	103	(1,107)
Gross profit	294	254	63	14	-	625

Selling expenses	(2)	(49)	(15)	-	-	(66)
Administrative expenses	(50)	(74)	(6)	(55)	-	(185)
Exploration expenses	-	(7)	-	-	-	(7)
Other operating income	75	86	13	3	-	177
Other operating expenses	(27)	(32)	(7)	(22)	-	(88)
(Impairment) Recovery of impairment of property, plant and equipment, intangible assets and inventories	-	(38)	(3)	2	-	(39)
Share of profit from associates and joint ventures	(18)	-	-	16	-	(2)
Profit from sale of companies´ interest	-	-	-	9	-	9
Operating income	272	140	45	(33)	-	424

Financial income	2	2	-	7	(6)	5
Financial costs	(119)	(203)	(3)	(45)	6	(364)
Other financial results	280	(15)	15	278	-	558
Financial results, net	163	(216)	12	240	-	199
Profit before income tax	435	(76)	57	207	-	623

Income tax	(225)	29	(27)	(95)	-	(318)
Profit (Loss) of the year	210	(47)	30	112	-	305

Depreciation and amortization	96	166	5	-	-	267

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2023	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) of the year attributable to:
Owners of the company	207	(47)	30	112	-	302
Non-controlling interest	3	-	-	-	-	3

Consolidated financial position information as of Dcember 31, 2023
Assets	2,684	1,396	157	631	(146)	4,722
Liabilities	729	1,213	137	376	(146)	2,309

Net book values of property, plant and equipment	1,345	1,138	27	34	-	2,544

Additional consolidated information as of December 31, 2023
Increases in property, plant and equipment and right-of-use assets	259	556	7	5	-	827

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue - local market	663	370	425	20	-	1,478
Revenue - foreign market	-	159	192	-	-	351
Intersegment revenue	-	117	-	-	(117)	-
Cost of sales	(370)	(350)	(536)	-	117	(1,139)
Gross profit	293	296	81	20	-	690

Selling expenses	(3)	(45)	(17)	-	-	(65)
Administrative expenses	(39)	(60)	(5)	(38)	-	(142)
Other operating income	25	61	1	44	-	131
Other operating expenses	(5)	(26)	(6)	(9)	-	(46)
Impairment of property, plant and equipment, intangible assets and inventories	-	(30)	(2)	(6)	-	(38)
Impairment of financial assets	-	(2)	-	(2)	-	(4)
Share of profit from associates and joint ventures	65	-	-	40	-	105
Operating income	336	194	52	49	-	631

Financial income	1	2	-	9	(7)	5
Financial costs	(82)	(107)	(3)	(36)	7	(221)
Other financial results	72	(28)	6	116	-	166
Financial results, net	(9)	(133)	3	89	-	(50)
Profit before income tax	327	61	55	138	-	581

Income tax	(73)	(16)	(15)	(20)	-	(124)
Profit of the year	254	45	40	118	-	457

Depreciation and amortization	82	125	5	-	-	212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit of the year attributable to:
Owners of the company	253	45	40	118	-	456
Non-controlling interest	1	-	-	-	-	1

Consolidated financial position information as of December 31, 2022
Assets	2,464	1,234	177	1,029	(162)	4,742
Liabilities	979	1,248	147	245	(161)	2,458

Net book values of property, plant and equipment	1,299	807	24	34	-	2,164

Additional consolidated information as of December 31, 2022
Increases in property, plant and equipment, intangibles assets and right-of-use assets (1)	115	324	7	36	-	482

(1)	It does not include US$ 389 million for the incorporation of assets related to the acquisition of the equity interests detailed in Notes 5.2.3 and 5.2.5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue - local market	656	-	282	310	22	-	1,270
Revenue - foreign market	-	-	58	180	-	-	238
Intersegment revenue	-	-	113	-	-	(113)	-
Cost of sales	(355)	-	(285)	(424)	-	113	(951)
Gross profit	301	-	168	66	22	-	557

Selling expenses	(2)	-	(22)	(13)	-	-	(37)
Administrative expenses	(31)	-	(46)	(4)	(21)	-	(102)
Other operating income	42	-	58	1	4	-	105
Other operating expenses	(5)	-	(28)	(3)	(22)	-	(58)
Impairment of intangible assets and inventories	(2)	-	-	(2)	-	-	(4)
Recovery of impairment of financial assets	-	-	-	-	1	-	1
Share of profit from associates and joint ventures	47	-	-	-	53	-	100
Profit from acquisition of companies´ interest	-	-	-	-	17	-	17
Operating income	350	-	130	45	54	-	579

Financial income	4	-	3	-	4	(1)	10
Financial costs	(46)	-	(103)	(3)	(34)	1	(185)
Other financial results	(14)	-	(16)	(2)	18	-	(14)
Financial results, net	(56)	-	(116)	(5)	(12)	-	(189)
Profit before income tax	294	-	14	40	42	-	390

Income tax	(75)	-	8	(12)	2	-	(77)
Profit of the year from continuing operations	219	-	22	28	44	-	313
Loss of the year from discontinued operations	-	(75)	-	-	-	-	(75)
Profit (loss) of the year	219	(75)	22	28	44	-	238

Depreciation and amortization	88	-	114	3	-	-	205

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 8: REVENUE

	12.31.2023	12.31.2022	12.31.2021

Energy sales in Spot Market	196	210	167
Energy sales by supply contracts	363	346	380
Fuel supply	87	103	104
Other sales	2	4	5
Generation sales subtotal	648	663	656

Gas sales	432	383	231
Oil sales	121	136	99
Other sales	10	10	10
Oil and gas sales subtotal	563	529	340

Products from catalytic reforming sales	217	270	185
Styrene sales	79	96	84
Synthetic rubber sales	78	106	99
Polystyrene sales	131	141	119
Other sales	2	4	3
Petrochemicals sales subtotal	507	617	490

Technical assistance and administration services sales	14	20	22
Other	-	-	-
Holding and others subtotal	14	20	22
Total revenue (1)	1,732	1,829	1,508

(1)	Revenues from CAMMESA represent 33%, 31% and 38% of total revenues for the fiscal years ended December 31, 2023, 2022 and 2021, respectively, and correspond mainly to the Generation and Oil & Gas segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 9: COST OF SALES

	12.31.2023	12.31.2022	12.31.2021
Inventories at the beginning of the year	173	155	116

Plus: Charges of the year
Purchases of inventories, energy and gas	411	502	433
Salaries and social security charges	85	79	59
Employees benefits	17	15	13
Defined benefit plans	8	5	4
Works contracts, fees and compensation for services	111	97	73
Property, plant and equipment depreciation	254	202	194
Intangible assets amortization	5	1	1
Right-of-use assets amortization	1	3	5
Energy transportation	9	8	6
Transportation and freights	20	16	13
Consumption of materials	27	30	26
Penalties	2	1	2
Maintenance	47	61	52
Canons and royalties	92	89	65
Environmental control	4	5	4
Rental and insurance	31	31	27
Surveillance and security	5	4	3
Taxes, rates and contributions	7	5	4
Other	3	3	6
Total charges of the year	1,139	1,157	990

Less: Inventories at the end of the year	(205)	(173)	(155)
Total cost of sales	1,107	1,139	951

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	12.31.2023	12.31.2022	12.31.2021
Salaries and social security charges	5	5	3
Employees benefits	1	1	-
Fees and compensation for services	3	4	3
Taxes, rates and contributions	13	14	11
Transportation and freights	43	40	18
Other	1	1	2
Total selling expenses	66	65	37

10.2   Administrative expenses

	12.31.2023	12.31.2022	12.31.2021
Salaries and social security charges	58	50	34
Employees benefits	10	8	5
Defined benefit plans	18	9	7
Fees and compensation for services	29	30	32
Compensation agreements	37	19	2
Directors' and Sindycs' fees	7	7	6
Property, plant and equipment depreciation	7	6	5
Maintenance	2	2	2
Transport and per diem	2	2	1
Rental and insurance	1	1	1
Surveillance and security	1	1	-
Taxes, rates and contributions	8	6	5
Communications	1	1	1
Other	4	-	1
Total administrative expenses	185	142	102

10.3   Exploration expenses

	12.31.2023	12.31.2022	12.31.2021
Derecognition of unproductive wells	(7)	-	-
Total exploration expenses	(7)	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	Note	12.31.2023	12.31.2022	12.31.2021
Other operating income
Insurance recovery		1	-	3
Services provided to third parties		1	1	2
Results from property, plant and equipment sale and derecognition		1	2	1
Result from intangible assets sale		-	2	2
Expenses recovery		8	-	-
Contingencies recovery		-	-	13
Tax charges recovery		-	-	2
Contractual indemnity		7	-	-
Commercial interests		70	27	27
GasAr Plan		55	56	51
Compensation for arbitration award (1)		-	37	-
Fair value of consortiums' previous interest	5.2.6	7	-	-
Export Increase Program		24	-	-
Other		3	6	4
Total other operating income		177	131	105

Other operating expenses
Provision for contingencies		(8)	(4)	(16)
Provision for environmental remediation		(4)	-	(15)
Results for property, plant and equipment sale and derecognition		(2)	-	-
Tax on bank transactions		(18)	(14)	(13)
PAIS import tax		(5)	-	-
Donations and contributions		(3)	(2)	(2)
Institutional promotion		(4)	(3)	(3)
Costs of concessions agreements completion		(5)	-	-
Contractual penalty		(7)	-	-
Readjustment of investment plan (2)		-	(9)	-
Royalties GasAr Plan		(8)	(8)	(5)
Ecuador's transactional agreement		(5)	-	-
Impairment of other receivables		(5)	-	-
Other contractual expenses		(6)	-	-
Other		(8)	(6)	(4)
Total other operating expenses		(88)	(46)	(58)

(1)	Corresponding to the final award rendered on August 3, 2022 by the Arbitration Court partially upholding EcuadorTLC’s (currently PB18) claim against Petroecuador for certain breaches of the transportation agreement executed on December 31, 2008.
(2)	Corresponding to the investment plan’s readjustment bond at the Sierra Chata block approved by Provincial Executive Order No. 1,262/22 dated June 29, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.5 Financial results

	12.31.2023	12.31.2022	12.31.2021
Financial income
Financial interests	2	1	-
Other interests	3	4	10
Total financial income	5	5	10

Financial costs
Financial interests (1)	(304)	(172)	(137)
Commercial interests	(1)	(1)	-
Fiscal interests	(47)	(38)	(38)
Other interests	(4)	(5)	(3)
Bank and other financial expenses	(8)	(5)	(7)
Total financial costs	(364)	(221)	(185)

Other financial results
Foreign currency exchange difference, net	123	80	3
Changes in the fair value of financial instruments	444	110	(15)
Result from present value measurement	(10)	(14)	(1)
Result from exchange of CB	-	(14)	-
Result from repurchase of CB	1	6	-
Other financial results	-	(2)	(1)
Total other financial results	558	166	(14)

Total financial results, net	199	(50)	(189)

(1)	Net of US$ 21 million and US$ 11 million borrowing costs capitalized in property, plant and equipment for the years ended December 31, 2023 and 2022, respectively. There are no capitalized borrowing costs in the fiscal year ended December 31, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.6    Income tax

The breakdown of income tax charge is:

	12.31.2023	12.31.2022	12.31.2021
Current tax	19	99	67
Deferred tax	272	46	10
Difference between previous fiscal year income tax provision and the income tax statement	27	(21)	-
Total income tax - Loss	318	124	77

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2023	12.31.2022	12.31.2021
Profit before income tax	623	581	390
Current income tax rate	35%	35%	35%
Income tax at the statutary tax rate	218	203	138
Share of profit from companies	1	(37)	(40)
Non-taxable results	(17)	(3)	(1)
Effects of exchange differences and other results associated with the valuation of the currency, net	752	275	79
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(1,146)	(575)	(269)
Effect of change in tax rate	-	-	(6)
Effect for tax inflation adjustment	501	253	169
Unrecognized deferred assets	-	-	4
Difference between previous fiscal year income tax and deferred tax provision and the income tax statement	3	2	1
Non-deductible cost	9	4	3
Impairment on deferred tax assets	(3)	2	-
Other	-	-	(1)
Total income tax - Loss	318	124	77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Transfers	Decreases	Impairment	At the end

Lands	14	-	-	-	-	14
Buildings	143	-	3	(2)	-	144
Equipment and machinery	1,916	1	175	(132)	-	1,960
Wells	992	15	358	(21)	(149)	1,195
Mining property	181	21	15	-	(19)	198
Vehicles	10	2	1	(2)	-	11
Furniture and fixtures and software equipment	59	1	2	-	-	62
Communication equipments	3	-	-	(2)	-	1
Materials, spare parts and tools	36	93	(85)	-	-	44
Petrochemical industrial complex	29	-	3	-	-	32
Civil works	3	-	22	(1)	-	24
Work in progress	254	547	(381)	-	-	420
Advances to suppliers	43	134	(113)	-	-	64
Total at 12.31.2023	3,683	814	-	(160)	(168)	4,169
Total at 12.31.2022	3,040	745	-	(2)	(100)	3,683

(1)	Includes US$ 21 million and U$S 11 million corresponding to capitalized financial costs in the fiscal year ended December 31, 2023 and 2022.

Additionally, as of December 31, 2022, it includes U$S 295 million resulting from the incorporation of assets related to the acquisition of the equity interests detailed in Notes 5.2.3 and 5.2.5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	For the year (1)	Impairment	At the end	At 12.31.2023	At 12.31.2022

Lands	-	-	-	-	-	14	14
Buildings	(76)	-	(7)	-	(83)	61	67
Equipment and machinery	(639)	14	(123)	-	(748)	1,212	1,277
Wells	(589)	10	(112)	113	(578)	617	403
Mining property	(134)	-	(7)	17	(124)	74	47
Vehicles	(8)	1	(1)	-	(8)	3	2
Furniture and fixtures and software equipment	(52)	-	(5)	-	(57)	5	7
Communication equipments	(1)	-	-	-	(1)	-	2
Materials, spare parts and tools	(3)	-	-	-	(3)	41	33
Petrochemical industrial complex	(17)	-	(5)	-	(22)	10	12
Civil works	-	-	(1)	-	(1)	23	3
Work in progress	-	-	-	-	-	420	254
Advances to suppliers	-	-	-	-	-	64	43
Total at 12.31.2023	(1,519)	25	(261)	130	(1,625)	2,544
Total at 12.31.2022	(1,381)	-	(208)	70	(1,519)		2,164

(1)	As of December 31, 2023, the composition of the segments is as follows: Generation: US$ 90 million; Oil and gas: US$ 166 million; and Petrochemicals: US$ 5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.1.1 Impairment of Property, plant and equipment

The Company regularly monitors the existence of events or changes in circumstances which may indicate that the book value of property, plant and equipment may not be recoverable in accordance with the policy described in Notes 4.9 and 6.1.1.

In the Generation segment, as of December 31, 2023, 2022 and 2021, the Company did not identify indications that could impact the assumptions considered in the recoverability assessment performed as of June 30, 2021. It is worth highlighting that the Company has not recorded any property, plant and equipment impairment losses as a result of that recoverability assessment; however, intangible asset impairment losses were recognized for the HIDISA plant in the amount of US$ 2 million.

As of December 31, 2023 and June 30, 2022, due to Company’s strategic reasons and aiming to focus its investments in the development and exploitation of its unconventional gas and oil reserves in the Vaca Muerta formation, the Company, in line with the affected block’s Joint Venture members’ strategy, decided to reschedule or suspend certain future drilling and workover activities for the next few years, which involved the recategorization of reserves to contingent resources.

In view of the above-mentioned indications of impairment, the Company has determined the recoverable amount of the CGU Rincón del Mangrullo and el Tordillo / la Tapera making up the Oil & Gas segment as of December 31, 2023 and June 30, 2022.

The methodology used in the estimation of the recoverable amount consisted on calculating each CGU value in use on the present value of future net cash flows expected to be generated by the CGU, discounted with a rate reflecting the weighted average costs of the invested capital.

Cash flows were prepared based on estimates on the future behavior of certain key assumptions for the determination of the value in use, including the following: (i) reference prices for products; (ii) demand projections per type of product; (iii) costs evolution; and; (iv) macroeconomic variables such as inflation and exchange rates, etc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Oil & Gas segment

As of December 31, 2023 and June 30, 2022, the recoverability assessment of the affected CGU of the Oil and Gas segment, resulted in the recognition of impairment losses for U$S 37.7 million in the Rincón del Mangrullo and el Tordillo / la Tapera blocks and US$ 30 million in the Rincón del Mangrullo block, respectively.

The key assumptions used to calculate the recoverable amount considered: i) the reschedule or suspension of drilling and workover activities; and ii) a 12.2% and 12.4% after-tax WACC rate, respectively.

Finally, it is important to highlight that as of December 31, 2023 and 2022, the book value of the Oil and gas segment assets, including the goodwill assigned to the segment, does not exceed its recoverable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases (1)	Decreases	Impairment (2)	At the end

Concession agreements	2	-	-	-	2
Goodwill	35	-	-	-	35
Intangible identified in acquisitions of companies	101	-	(30)	-	71
Digital assets	7	-	(9)	2	-
Total at 12.31.2023	145	-	(39)	2	108
Total at 12.31.2022	44	125	(18)	(6)	145

	Amortization
Type of good	At the beginning	For the year	Impairment (2)	At the end

Concession agreements	(2)	-	-	(2)
Intangible identified in acquisitions of companies	(5)	(5)	-	(10)
Total at 12.31.2023	(7)	(5)	-	(12)
Total at 12.31.2022	(6)	(1)	-	(7)

	Net book values
Type of good	At 12.31.2023	At 12.31.2022

Goodwill	35	35
Intangible identified in acquisitions of companies	61	96
Digital assets	-	7
Total at 12.31.2023	96
Total at 12.31.2022		138

(1)	As of December 31, 2022, it includes US$ 94 million for the incorporation of assets from the acquisition of equity interests detailed in Notes 5.2.3 and 5.2.5.
(2)	The sale of the digital assets at market price resulted in the recording of an impairment recovery for US$ 2 million as of December 31, 2023. As of December 31, 2022, the recoverability of the digital assets was affected by their market value at closing, resulting in the recording of impairment losses for US$ 6 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2022	Profit (loss)	Sale of subsidiary	12.31.2023
Tax loss carryforwards	19	125	-	144
Property, plant and equipment	151	(151)	-	-
Trade and other receivables	4	(3)	-	1
Provisions	59	(6)	-	53
Salaries and social security payable	1	-	-	1
Defined benefit plans	8	(6)	2	4
Other	1	(1)	-	-
Deferred tax asset	243	(42)	2	203
Property, plant and equipment	(79)	(188)	45	(222)
Intangible assets	(35)	1	-	(34)
Investments in companies	(8)	1	-	(7)
Inventories	(19)	(26)	-	(45)
Financial assets at fair value through profit and loss	(15)	(3)	-	(18)
Trade and other receivables	(23)	12	1	(10)
Taxes payables	(2)	2	-	-
Tax inflation adjustment	(138)	(28)	3	(163)
Other	-	(1)	-	(1)
Deferred tax liability	(319)	(230)	49	(500)
Deferred tax (liability) asset	(76)	(272)	51	(297)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2021	Profit (loss)	Increases for incorporation	12.31.2022
Tax loss carryforwards	13	6	-	19
Property, plant and equipment	80	71	-	151
Financial assets at fair value through profit and loss	3	(3)	-	-
Trade and other receivables	5	(1)	-	4
Provisions	57	2	-	59
Salaries and social security payable	-	1	-	1
Defined benefit plans	9	(1)	-	8
Other	-	1	-	1
Deferred tax asset	167	76	-	243
Property, plant and equipment	-	-	(79)	(79)
Intangible assets	(13)	-	(22)	(35)
Investments in companies	(11)	3	-	(8)
Inventories	(10)	(9)	-	(19)
Financial assets at fair value through profit and loss	(14)	(1)	-	(15)
Trade and other receivables	(31)	8	-	(23)
Taxes payables	(3)	1	-	(2)
Tax inflation adjustment	(1)	(124)	(13)	(138)
Deferred tax liability	(83)	(122)	(114)	(319)
Deferred tax asset (liability)	84	(46)	(114)	(76)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following table shows the figures disclosed on the Consolidated Statement of Financial Position, which for its determination, were adequately compensated:

	12.31.2023	12.31.2022
Deferred tax asset	-	36
Deferred tax liability	(297)	(112)
Deferred tax liability	(297)	(76)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.4 Inventories

	12.31.2023	12.31.2022
Current
Materials and spare parts	129	104
Advances to suppliers	4	8
In process and finished products	72	61
Total (1)	205	173

(1)	It includes impairment loss as a result of the performed recoverability assessment for US$ 3 million and US$ 2 million as of December 31, 2023 and 2022, acoording with the policy described in Note 4.13.

11.5 Provisions

	12.31.2023	12.31.2022
Non-Current
Contingencies	109	107
Asset retirement obligation and wind turbines decommisioning	26	25
Environmental remediation	15	15
Total Non-Current	150	147

Current
Asset retirement obligation and wind turbines decommisioning	3	2
Environmental remediation	2	2
Other provisions	1	-
Total Current	6	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The evolution of the provisions is set out below:

	12.31.2023
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	107	27	17
Increases	15	6	3
Decreases	(4)	-	(1)
Foreign currency exchange difference	(9)	-	-
Reversal of unused amounts	-	(4)	(2)
At the end of the year	109	29	17

	12.31.2022
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	106	21	18
Increases	5	6	-
Increases for incorporation	-	1	-
Decreases	(1)	-	(1)
Foreign currency exchange difference	(2)	-	-
Reversal of unused amounts	(1)	(1)	-
At the end of the year	107	27	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2021
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	103	21	3
Increases	16	3	15
Decreases	-	(1)	-
Reversal of unused amounts (1)	(13)	(2)	-
At the end of the year	106	21	18

(1)	Includes recovery of contingencies of US$ 12.5 million related to the waive of the timely granted dispatch of Las Armas Wind Farm (see Note 2.1.2.3).

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

For the years ended December 31, 2023, 2022 and 2021

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

As of December 31, 2023, the Company has recorded provisions for US$ 100.4 million in relation to the following processes:

-	There are a significant number of files pending before the National Tax Court regarding gasoline exports, where the tax entity challenges the tariff heading assigned by Petrobras Argentina S.A. in 2008-2014. The Treasury’s position involves a higher export duty rate.
-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the International Chamber of Commerce (“ICC”) on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consist of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration is conducted according to the ICC Rules of Arbitration, the applicable law is the one of the Republic of Argentina, and the seat of arbitration is Buenos Aires, Argentina. On April 30, 2021, POSA filed its claim memorial, and on September 15, 2021, the Company submitted its answer to the claim memorial and counterclaim. On December 15, 2021, POSA submitted its answer to the counterclaim. As of the date of issuance of these Consolidated Financial Statements, the arbitration award is pending issuance by the Arbitration Court .

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)
-	The Company filed an international arbitration claim against Petrobras International Braspetro B.V. (“PIB BV”) on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016, whereby the Company acquired 67.2% of Petrobras Argentina S.A.’s capital stock. The arbitration is held under the ICC Arbitration Rules; the applicable law is the one of the State of New York, and the seat of arbitration is New York. On April 29, 2021, the Company filed its claim memorial and PIB BV submitted its counter-memorial and counterclaim seeking the payment of a percentage over the difference between the amount estimated for certain contingencies detected in the purchase process and the amount actually paid for them. On July 7, 2021, the Company and PIB BV submitted their respective answers. On November 5, 2021, the Company and PIB BV submitted their replications, and on December 20, 2021, their rejoinders to the complaints. On November 9, 2023, the ICC notified the parties of the Final Award rendered by the Court on November 2, 2023, resolving to (i) dismiss the Company's claims; (ii) dismiss most of PIB BV's counterclaims, ordering the Company to pay the amount of US$ 3.2 million plus interest from March 31, 2021; and (iii) dismiss all other claims of the parties. As of the date of issuance of these Consolidated Financial Statements, the Company has paid PIB BV the amounts established in the Final Award.

Additionally, the Company has recorded provisions for civil, commercial, administrative, labor, tax and customs complaints brought against the Company corresponding to atomized claims with individual unsubstantial amounts, as well as charges for judicial costs and expenses which, as of December 31, 2023, amount to US$ 8.5 million.

11.6 Income tax and minimum notional income tax liability

	12.31.2023	12.31.2022
Non-current
Income tax, net of witholdings and advances	50	161
Minimum notional income tax	5	18
Total non-current	55	179

Current
Income tax, net of witholdings and advances	17	5
Total current	17	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.6.1 Income tax liability

The Company accrued the effect of the tax inflation adjustment in the calculation of the current and deferred income tax provision for each of the fiscal years in which the cumulative CPI variation provided by Law No. 27,430 was exceeded, except in those cases when, on being interim fiscal periods, the mentioned legal parameter has not been exceeded for each of the annual periods.

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

As of December 31, 2023, the Company and its subsidiaries hold a provision for the additional income tax liabilities that should have been assessed due to the stated reasons. The amount provisioned for the periods not prescribed and/or those without a final and conclusive judgment in favor of the Company, including compensatory interest, amounts to U$S 50 million.

11.6.2 Minimum Notional Income Tax liability

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

Considering the CSJN’s current position, and the prescribed periods, the Company and its subsidiaries have recorded, for periods presenting tax losses and accounting profits, liabilities on the amount of the applicable interest on the Notional Income Tax, plus the determined tax provision for those cases in which Minimum Notional Income Tax is not considered to be computable as an Income Tax advance payment. This liability is disclosed under “Non-Current Income tax and minimum notional income tax provision”. The mentioned liability amounts to U$S 5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.7 Tax liabilities

	12.31.2023	12.31.2022
Current
Value added tax	-	5
Personal assets tax provision	3	4
Tax withholdings to be deposited	3	5
Royalties	6	12
Other	2	2
Total current	14	28

11.8 Defined benefits plans

The main characteristics of benefit plans granted to Company employees are detailed below:

(i)	Pension and retirement benefits: Benefit plan whereby Company employees, in some cases covered by certain collective bargaining agreements, meeting certain conditions are eligible to receive upon retirement, and in some cases, disability or death, a certain number of salaries according to the provisions of the plan or collective bargain agreement, if applicable.
(ii)	Compensatory plan: Benefit plan whereby some of the Company employees meeting certain conditions are eligible to receive upon retirement a certain amount according to the provisions of the plan (based on the last computable salary and the number of years working for the Company) after deducting the benefits from the pension system. The plan, until 2003, called for a contribution to a fund exclusively by the Company and without any contribution by the employees. These contributions were derived to a trust fund and were invested in U.S. dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Funds were mainly invested in U.S. government bonds, commercial papers rated A1 or P1, AAAm- rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14, 2006. The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess, duly certified by an independent actuary, of the funds to be used to settle the benefits granted by the plan, the Company will be entitled to choose to use it, in which case it may have to notify the trustee thereof.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

As of December 31, 2023, 2022 and 2021, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2023
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	38	(4)	34
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	29	(4)	25
Items classified in other comprehensive income
Actuarial loss (gain)	7	(2)	5
Benefit payments	(3)	-	(3)
(Gain) Loss on exchange difference	(49)	6	(43)
At the end of the year	23	(4)	19

	12.31.2022
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	33	(4)	29
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	15	(2)	13
Items classified in other comprehensive income
Actuarial loss	9	-	9
Benefit payments	(3)	-	(3)
(Gain) Loss on exchange difference	(17)	2	(15)
At the end of the year	38	(4)	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2021
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	25	(4)	21
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	13	(3)	10
Items classified in other comprehensive income
Actuarial loss	1	2	3
Benefit payments	(2)	-	(2)
(Gain) Loss on exchange difference	(5)	1	(4)
At the end of the year	33	(4)	29

As of December 31, 2023, 2022 and 2021, the breakdown of net liabilities per type of plan is as follows: a) US$ 10 million, US$ 17 million and US$ 15 million correspond to the Pension and Retirement Benefits Plan and b) US$ 10 million, US$ 17 million and US$ 14 million correspond to the Compensatory Plan, respectively.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

12.31.2023
Less than one year	3
One to two years	2
Two to three years	2
Three to four years	2
Four to five years	2
Six to ten years	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Significant actuarial assumptions used were as follows:

	12.31.2023	12.31.2022	12.31.2021
Real discount rate	5%	5%	5%
Real wage increase rate	1%	1%	1%
Inflation rate	156%	118%	54%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2023
Discount rate: 4%
Obligation	25
Variation	2
10%

Discount rate: 6%
Obligation	21
Variation	(2)
(9%)

Real wage increase rate: 0%
Obligation	22
Variation	(1)
(3%)

Real wage increase rate: 2%
Obligation	24
Variation	1
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.9 Salaries and social security payable

	12.31.2023	12.31.2022
Current
Salaries and social security contributions	3	5
Provision for vacations	5	8
Provision for gratifications and annual bonus for efficiency	11	19
Total current	19	32

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1   Financial assets at amortized cost

	12.31.2023	12.31.2022
Non-current
Term deposit	-	101
Notes receivable	-	1
Total non-current	-	102
Current
Term deposit	101	-
Notes receivable	4	8
Total current	105	8

Due to the short-term nature of investments at amortized cost, it is considered that their book value does not differ from their fair value. For non-current investments at amortized cost, fair values also do not differ significantly from book values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.2   Financial assets at fair value through profit and loss

	12.31.2023	12.31.2022
Non-current
Shares	35	27
Total non-current	35	27

Current
Government securities	389	279
Corporate bonds	79	116
Shares	88	160
Mutual funds	3	31
Total current	559	586

12.3   Trade and other receivables

	Note	12.31.2023	12.31.2022
Non-Current
Related parties	16	11	17
Tax credits		1	2
Receivables for sale of associates		1	-
Contractual indemnity receivable		4	-
Other		1	1
Other receivables		18	20
Total non-current		18	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

	Note	12.31.2023	12.31.2022
Current
Receivables		105	141
CAMMESA		100	165
Related parties	16	5	5
Impairment of financial assets		(1)	(6)
Trade receivables, net		209	305

Current
Related parties	16	7	7
Tax credits		10	14
Receivables for complementary activities		1	-
Prepaid expenses		5	14
Guarantee deposits		19	27
Expenses to be recovered		6	15
Insurance to be recovered		4	-
Receivables for acquisition of subsidiary		-	7
Receivables for sale of associates		1	4
Receivables for financial instruments sale		-	1
GasAr Plan		11	32
Receivables for arbitration award		-	37
Contractual indemnity credit		2	-
Advances to employees		10	-
Other		11	7
Other receivables, net		87	165

Total current		296	470

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The movements in the impairment of financial assets were as follows:

	12.31.2023	12.31.2022	12.31.2021
At the beginning of the year	6	9	16
Impairment	1	1	1
Utilization	-	(1)	-
Reversal of unused amounts	(1)	-	(6)
Foreign currency exchange difference	(5)	(3)	(2)
At the end of the year	1	6	9

12.4   Cash and cash equivalents

	12.31.2023	12.31.2022
Banks	31	11
Mutual funds	140	95
Total	171	106

12.5   Borrowings

	12.31.2023	12.31.2022
Non-Current
Financial borrowings	-	108
Corporate bonds	1,224	1,232
Total non-current	1,224	1,340

Current
Bank overdrafts	31	59
Financial borrowings	67	51
Corporate bonds	126	163
Total current	224	273
Total	1,448	1,613

As of December 31, 2023 and 2022, the fair values of the Company’s CB amount approximately to US$ 1,350 million and US$ 1,435 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each year (fair value level 1).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.1 Movements in borrowings:

	12.31.2023	12.31.2022	12.31.2021
At the beginning of the year	1,613	1,438	1,614
Proceeds from borrowings	424	308	188
Payment of borrowings	(191)	(143)	(336)
Accrued interest	304	172	137
Payment of interests	(280)	(162)	(140)
Repurchase of CB	(6)	(28)	(3)
Result from exchange of CB	-	14	-
Result from repurchase of CB	(1)	(6)	-
Increases for incorporation	-	89	-
Foreign currency exchange difference	(356)	(80)	(22)
Decrease for subsidiaries sales	(80)	-	-
Borrowing costs capitalized in property, plant and equipment	21	11	-
At the end of the year	1,448	1,613	1,438

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.2 Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2023

Corporate bonds (1)
Class 17 CB	PAMPA		$5,980	Fixed	Badlar + 2%	May-24	9
Class 15 CB	PAMPA		$18,264	Variable	Badlar + 0%	Jul-24	29
Class 18 CB	PAMPA	US$	72	Fixed	5.00%	Sep-25	73
Class 16 CB	PAMPA	US$	56	Fixed	4.99%	Nov-25	56
Class 9 CB	PAMPA	US$	179	Fixed	9.50%	Dec-26	184
Class 1 CB	PAMPA	US$	597	Fixed	7.50%	Jan-27	611
Class 13 CB	PAMPA	US$	98	Fixed	0.00%	Dec-27	96
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	292
							1,350
Financial loans (2)(3)
	PAMPA	US$	8	Variable	SOFR 6M + 4,21%	Nov-24	8
	PAMPA		$3,000	Variable	Between 80% and 110%	Between Apr-24 and Jun-24	5
							13
Other financial loans (4)
	PAMPA	US$	22	Variable	SOFR + 0,35%	Jul-24	23
	PAMPA	US$	12	Variable	SOFR + 0%	Agu-24	12
	PAMPA	US$	14	Fixed	Between 13% and 16%	Between Jan-24 and Jun-24	14
	PAMPA	CNY	37	Fixed	Between 12% and 12.50%	Between Mar-24 and Nov-24	5
							54
Bank overdrafts (2)
	PAMPA		$23,140	Fixed	Between79.00% and 81,00%	Between Jan-24 and Apr-24	31
							31
							1,448

(1)	Net of repurchases for a face value of US$ 113.7 million for 2026 CB, US$ 153.0 million of 2027 CB, and US$ 7.5 million for 2029 CB.

(2)	During the fiscal year ended December 31, 2023, the Company took out short-term bank loans with local financial institutions, net of cancellations, for $ 16,535 million and import financing for CNY 37 million. Additionally, it took out import financing, net, for US$ 6.2 million. Post-closing, the Company took out net import financing for US$1 million and cancelled net bank debt for $100 million.

(3)	Regarding the FINNVERA credit facility and due to the discontinuation of the Libor benchmark interest rate as from July 2023, on September 5, 2023, Pampa and CACIB (Credit Agricole Corporate & Investment Bank) entered into an amendment to the credit facility replacing the Libor rate with the Term SOFR rate for debt services after November 2023. In this same line, the interest rate hedge agreement associated with the credit facility was also amended.

(4)	During the fiscal year ended December 31, 2023, the Company received disbursements in the amount of US$ 2.0 million under the credit facilities taken out with BNP Paribas S.A. in 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2022

Corporate bonds (1)
T Series CB	PAMPA	US$	93	Fixed	7.38%	Jul-23	95
Class 8 CB	PAMPA		$3,107	Variable	Badlar + 2%	Jul-23	20
Class 11 CB	PAMPA		$21,655	Variable	Badlar + 0%	Jan-24	140
Class 9 CB	PAMPA	US$	102	Fixed	9.50%	Dec-26	184
Class 1 CB	PAMPA	US$	501	Fixed	7.50%	Jan-27	616
Class 13 CB	PAMPA	US$	49	Fixed	0.00%	Dec-27	48
Class 3 CB	PAMPA	US$	285	Fixed	9.13%	Apr-29	292
							1,395
Financial loans (2)
	PAMPA	US$	15	Variable	Libor + 4.21%	Nov-24	16
	GW	US$	83	Variable	Libor + 5.75%	Sep-26	85
							101
Other financial loans (3)
	PAMPA	US$	22	Variable	SOFR + 0.35%	Jul-23	23
	PAMPA	US$	8	Fixed	Between 9.50% and 14.50%	Between Jan-23 and May-23	8
	PAMPA	US$	27	Variable	SOFR + 0%	Agu-24	27
							58

Bank overdrafts (3)	PAMPA		$10,065	Fixed	Between 54% and 54.50%	Jan-23	59
							59
							1,613

(1)	Net of the following face value repurchases: US$ 113.7 million of ON 2026, US$ 146.2 million of ON 2027 and US$ 7.5 million of ON 2029.

(2)	During the the fiscal year ended December 31, 2022, the Company took on new short-term financing with domestic financial entities, net of cancellations, for a total $ 8,618 million and import prefinancing for US$ 7.6 million. Additionally, the Company repaid at maturity two principal installments for the credit facility sponsored by FINNVERA in the amount of US$ 7.7 million and US$ 10.4 million corresponding to the credit facility subscribed between IDB Invest and Greenwind, a Company that is consolidated since acquisition of an additional 50% interest in August 2022.

(3)	During the fiscal year ended December 31, 2022, the Company received disbursements in the amount of US$ 1.3 million under the credit facilities taken out with BNP Paribas S.A. in 2020. After the fiscal year closing, the Company repaid short-term bank loans with local financial entities for $ 10,065 million and import prefinancing for US$ 0.7 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.3 Global Program of CB

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

12.5.4 Issuance of CB Class 8, 11, 13, 15, 16, 17, 18 and 19

On January 18, 2022, the Company issued Class 8 CB in the amount of $ 3,107 million at a Badlar rate + 2%, maturing in 18 months. This was the first green bond issued by Pampa and CB issue´s proceeds were allocated to finance the expansion of PEPE VI (see Note 18.1).

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

Subsequently, on March 6, 2023, the Company reopened Class 13 and Class 15 CB for US$ 48.2 million and $ 7,885 million, respectively.

On May 4, 2023, the Company issued Class 16 CB for US$ 55.7 million, with a fixed 4.99% interest rate and maturing on November 4, 2025, as well as Class 17 CB for $ 5,980 million accruing interest at a variable Badlar rate plus an annual 2% spread and maturing on May 4, 2024. Class 17 CB are the second green bond issued by Pampa, and proceeds will be destined for financing PEPE VI (see Note 17.1).

The issuance of green bonds reflects the commitment to financing projects with a positive impact on the environment and to diversifying the country's energy generation matrix. The issuance of Class 8 and Class 17 CB was recognized by Fix Ratings, an affiliate of Fitch Ratings, with the rating of Green Bond (BV1), the best possible grade, since it is aligned with the four main components of ICMA (International Capital Market Association) Green Bond Principles (GBP), and was made in observance of the “Guidelines for the Issuance of Social, Green and Sustainable Bonds in Argentina” of the CNV Rules, the provisions of BYMA’s Social, Green and Sustainable Guide and the BYMA Rules, making up BYMA’s Social, Green and Sustainable Bonds Panel.

On July 18, 2023, the Company repaid at maturity the total outstanding amount of Class 8 CB for $ 2,283 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

On September 8, 2023, the Company issued Class 18 CB for US$ 72.1 million, accruing interest at a fixed 5% rate and maturing on September 8, 2025.

Finally, on December 21, 2023, the Company early redeemed Class 11 CB for an amount equivalent to the unpaid principal and accrued interest of $ 26,279.5 million.

Post-closing, Pampa redeemed all Class 17 CB, for a total amount of $ 5,980 million. Additionally, on February 29, 2024, the Company issued Class 19 CB for $ 17,131 million accruing interest at a variable Badlar rate plus an annual -1% spread and maturing on February 28, 2025.

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

As a result of the debt swap, the Company disclosed losses for $ 1,997 million (US$ 14 million) under “Other financial results” to reflect the change in the payment estimates discounted at Series T CB’s original effective interest rate, since they were not deemed substantially different from the issuance conditions for Class 9 CB, in accordance with IFRS´ Accounting Standards.

Later, on May 5, 2023, the Company announced the redemption of all Series T CB maturing on July 21, 2023, which outstanding balance amounted to US$ 92.9 million.

The redemption took place on June 8, 2023 at a redemption price equivalent to 100% of the outstanding capital amount, plus interest accrued and unpaid as of the redemption date, plus additional amounts under the Series T CB’s trust agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.6   Trade and other payables

	Note	12.31.2023	12.31.2022
Non-Current
Compensation agreements		28	10
Finance leases liability		14	10
Contractual penalty debt		4	-
Other		-	1
Other payables		46	21
Total non-current		46	21

Current
Suppliers		186	198
Customer advances		9	3
Related parties	16	15	14
Trade payables		210	215

Compensation agreements		11	12
Liability for acquisition of companies		8	46
Finance leases liability		4	2
Investment plan readjustment liability		-	5
Contractual penalty debt		2	-
Debtors		3	-
Other		-	1
Other payables		28	66
Total current		238	281

Due to the short-term nature of the trade payables and other payables, their carrying amount is considered to be the same as their fair value. For most other non-current debts, fair values are also not significantly different from their book values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.7   Financial instruments by category

The following table presents financial instruments by category:

As of December 31, 2023	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	279	7	286	28	314
Financial assets at amortized cost
Term deposit	101	-	101	-	101
Notes receivable	4	-	4	-	4
Financial assets at fair value through profit and loss
Government securities	-	389	389	-	389
Corporate bonds	-	79	79	-	79
Shares	-	123	123	-	123
Mutual funds	-	3	3	-	3
Cash and cash equivalents	31	140	171	-	171
Total	415	741	1,156	28	1,184

Liabilities
Trade and other liabilities	275	-	275	9	284
Borrowings	1,448	-	1,448	-	1,448
Total	1,723	-	1,723	9	1,732

As of December 31, 2022	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	437	22	459	31	490
Financial assets at amortized cost
Term deposit	101	-	101	-	101
Notes receivable	9	-	9	-	9
Financial assets at fair value through profit and loss
Government securities	-	279	279	-	279
Corporate bonds	-	116	116	-	116
Shares	-	187	187	-	187
Mutual funds	-	31	31	-	31
Cash and cash equivalents	11	95	106	-	106
Total	558	730	1,288	31	1,319

Liabilities
Trade and other liabilities	298	-	298	4	302
Borrowings	1,613	-	1,613	-	1,613
Derivative financial instruments	-	2	2	-	2
Total	1,911	2	1,913	4	1,917

The categories of financial instruments have been determined according to IFRS 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2023	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	5	-	5	-	5
Interest expenses	(307)	-	(307)	(49)	(356)
Foreign currency exchange difference, net	(1,035)	(560)	(1,595)	1,718	123
Changes in the fair value of financial instruments	-	444	444	-	444
Result from present value measurement	(1)	-	(1)	(9)	(10)
Other financial results	(7)	-	(7)	-	(7)
Total	(1,345)	(116)	(1,461)	1,660	199

As of December 31, 2022	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	5	-	5	-	5
Interest expenses	(175)	-	(175)	(41)	(216)
Foreign currency exchange difference, net	16	(85)	(69)	149	80
Changes in the fair value of financial instruments	-	110	110	-	110
Result from present value measurement	(1)	-	(1)	(13)	(14)
Other financial results	(15)	-	(15)	-	(15)
Total	(170)	25	(145)	95	(50)

As of December 31, 2021	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	10	-	10	-	10
Interest expenses	(138)	-	(138)	(40)	(178)
Foreign currency exchange difference, net	(11)	(19)	(30)	33	3
Changes in the fair value of financial instruments	-	(15)	(15)	-	(15)
Result from present value measurement	2	-	2	(3)	(1)
Other financial results	(4)	-	(4)	(4)	(8)
Total	(141)	(34)	(175)	(14)	(189)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.8   Fair value of financial Instruments

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
-	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
-	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2023 and 2022:

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	389	-	-	389
Corporate bonds	79	-	-	79
Mutual funds	3	-	-	3
Shares	88	-	35	123
Cash and cash equivalents
Mutual funds	140	-	-	140
Other receivables
Guarantee deposits on derivative financial instruments	7	-	-	7
Total assets	706	-	35	741

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	279	-	-	279
Corporate bonds	116	-	-	116
Mutual funds	31	-	-	31
Shares	160	-	27	187
Cash and cash equivalents		-	-
Mutual funds	95	-	-	95
Other receivables	22	-	-	22
Total assets	703	-	27	730

Liabilities
Derivative financial instruments	-	2	-	2
Total liabilities	-	2	-	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in Level 3.

The techniques used for the measurement of assets at fair value with changes in profit (loss), classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the year, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the direct equity interest of 2.84% and 3.19%, and the additional equity interest of 2.18% and 2.46% through HIDISA and HINISA, in TJSM and TMB, respectively, resulting from the Federal Government’s restructuring of assets in the energy sector. This restructuring resulted in TMB’s and TJSM’s share transfer from the Federal Government to ENARSA, considering 16.6% and 16.4% discount rate as of December, 31 2023 and 2022, respectively. The key assumptions were prepared based on estimates on the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) reference prices for energy sold in the spot market; (iii) projections of the availability and dispatch of power plants; (iv) the evolution of structural costs and expenses; (v) macroeconomic variables such as inflation and exchange rates, etc. The Company recognised earnings for US$ 7.2 million and losses for US$ 1.7 million as a result of changes in the fair value of financial instruments classified as level 3, under the item “Other financial results” of the Consolidated Statement of Comprehensive Income, as of December, 31 2023 and 2022, respectively. Current values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of the distribution of dividends, ii) the timeliness and magnitude of energy price updates, and/or iii) the evolution of costs. The Company estimates that any sensitivity analysis that considers changes in any of the estimates taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 13: EQUITY COMPONENTS

13.1 Share capital

As of December 31, 2023, the share capital amounts to $ 1,364 million, including approximately $ 4 million treasury shares.

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

During 2022, the Company indirectly acquired 0.9 million own ADRs for a value of US$ 18.2 million to an average price of US$ 20.3 per ADR, which were canceled in full.

During 2023, the Company did not acquired own shares.

13.1.2 Stock Compensation Plan

As of December, 31 2023, 4 million remained in treasury to be delivered to employees under such plan (see Note 4.17).

13.1.3 Capital reductions

During 2021, the capital stock reduction approved by the Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29 and September 30, which provided for the cancellation of 56.6 million shares and 12.5 million shares, respectively. These reductions are registered in the Public Registry.

On April 27, 2022, General Ordinary and Extraordinary Shareholders’ Meeting resolved to reduce the Company’s capital stock by canceling 2.8 million shares which took place during October 2022. This reduction was registered with the Public Registry on September 14, 2022.

On April 26, 2023, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to reduce the capital stock through the cancellation of 20.1 million shares, the reduction taking effect in May 2023. This reduction was registered with the Public Registry on June 28, 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

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

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earnings per share equal to the basic. As of December 31, 2023, 2022 and 2021, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earning per share.

	12.31.2023	12.31.2022	12.31.2021
Earning for continuing operations attributable to equity holders of the Company	302	456	312
Weighted average amount of outstanding shares	1,366	1,381	1,405
Basic and diluted earnings per share from continued operations	0.22	0.33	0.22

Loss for discontinued operations attributable to equity holders of the Company	-	-	(39)
Weighted average amount of outstanding shares	1,366	1,381	1,405
Basic and diluted loss per share from discontinued operations	-	-	(0.03)

Earning attributable to equity holders of the Company	302	456	273
Weighted average amount of outstanding shares	1,366	1,381	1,405
Basic and diluted earning per share	0.22	0.33	0.19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcile net profit to cash flows generated by operating activities

	Note	12.31.2023	12.31.2022	12.31.2021
Income tax	10.6	318	124	77
Accrued interest		283	185	141
Depreciations and amortizations	9 and 10.2	267	212	205
Share of profit of joint ventures and associates	5.3.2	2	(105)	(100)
Profit from sale/acquisition of companies´ interest		(9)	-	(17)
Results for property, plant and equipment sale and derecognition	10.4	1	(2)	(1)
Result for intangible assets sale	10.4	-	(2)	(2)
Impairment of property, plant and equipment, intangible assets and inventories	11.1, 11.2 and 11.4	39	38	4
(Impairment) Recovery of impairment of financial assets		-	4	(1)
Result from present value measurement	10.5	10	14	1
Changes in the fair value of financial instruments		(392)	(94)	24
Exchange differences, net		(190)	(85)	(3)
Result from exchange of CB	10.5	-	14	-
Result from repurchase of CB	10.5	(1)	(6)	-
Readjustment of investment plan	10.4	-	9	-
Costs of concessions agreements completion	10.4	5	-	-
Contractual indemnity	10.4	(7)	-	-
Contractual penalty	10.4	7	-	-
Compensation for arbitration award	10.4	-	(37)	-
Provision for contingecies, net	10.4	8	4	3
Provision for environmental remediation	10.4	4	-	15
Fair value of consortiums' previous interest	10.4	(7)	-	-
Impairment of other receivables	10.4	5	-	-
Ecuador's transactional agreement	10.4	5	-	-
Expenses recovery	10.4	(8)	-	-
Accrual of defined benefit plans	9 and 10.2	26	14	11
Compensation agreements	10.2	37	19	2
Derecognition of unproductive wells	10.3	7	-	-
Other		(4)	(4)	3
Adjustments to reconcile net profit to cash flows from operating activities		406	302	362

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 14: (Continuation)

14.2 Changes in operating assets and liabilities

	12.31.2023	12.31.2022	12.31.2021
Increase in trade receivables and other receivables	(151)	(233)	(41)
Increase in inventories	(35)	(21)	(40)
Increase in trade payables and other payables	17	70	43
Increase in salaries and social security payables	20	15	8
Defined benefit plans payments	(3)	(3)	(2)
Increase (Decrease) in tax liabilities	27	41	(2)
Decrease in provisions	(7)	(1)	(3)
Income tax payment	-	(2)	(13)
Payments for derivative financial instruments, net	(4)	(6)	(12)
Changes in operating assets and liabilities	(136)	(140)	(62)

14.3 Significant non-cash transactions

	12.31.2023	12.31.2022	12.31.2021
Acquisition of property, plant and equipment through an increase in trade payables	(82)	(75)	(51)
Borrowing costs capitalized in property, plant and equipment	(21)	(11)	-
Increase of property, plant and equipment through exchange of assets	(25)	-	-
Acquisition of subsidiary by delivering financial assets at fair value through profit and loss	-	(35)	-
Receivables from sales of companies pending collection	-	-	40
Receivables for acquisition of subsidiary	-	7	-
Increase in investments in associates through a decrease in other receivables	-	-	(20)
Increase in right-of-use assets through an increase in other liabilities	(13)	(1)	(7)
Dividends pending collection	-	-	2
Decrease in asset retirement obligation and wind turbines decommision through property, plant and equipment	(5)	(1)	(1)
Decrease in associate's equity interest through increase in other receivables	-	6	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

We hereinafter detail the nature of significant proceedings as of December 31, 2023, not considered as probable by the Company based on the opinion of the Company’s internal and external counselors.

15.1 Labor Claim – Compensatory Plan

The Company faces several legal proceedings associated with the Defined Benefit Plan “Compensatory Plan” (see Note 11.8). We hereinafter describe the nature of currently pending labor claims :

-	Claims on considering that the index (CPI) used to update the plan benefits is ineffective to keep their “constant value”. In two of the causes, the Company obtained a favorable judgment, which has been appealed by the plaintiff. On the other hand, the Company received an adverse judgment in a claim, consequently, the Company has filed an appeal before the applicable Chamber.
-	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings. The Company obtained a favorable first-instance judgment. The plaintiff filed an appeal, which was sustained by the Commercial Chamber. Against said pronouncement, the Company filed a Federal Extraordinary Appeal before the CSJN, which was disallowed by the Appeals Chamber. Consequently, the Company filed a petition in error before the CSJN and an appeal on the grounds of unconstitutionality before the Supreme Court of Justice of the Autonomous City of Buenos Aires, this Court requested the Chamber to refer back the proceedings and ordered the hearing of the unconstitutionality appeal the Chamber had dismissed. In view of the Chamber's dismissal, the file was sent to the CSJN, which will settle the dispute over jurisdiction.

15.2 Tax claim

-	Tax on Liquid Fuels and Natural Gas:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

15.3 Environmental claims

-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the plaintiffs and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.
-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the plaintiffs should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at US$ 547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.
-	Beatriz Mendoza and other 16 plaintiffs brought a complaint before the CSJN against the National Government, the Province of Buenos Aires, the Government of the Autonomous City of Buenos Aires and 44 companies, including the Company, conducting industrial activities along the Matanza-Riachuelo River Basin. The plaintiffs seek compensation for alleged damages sustained as a result of an alleged environmental impact, its cessation, the environmental recomposition and redress, for an estimated amount of US$ 500 million for the financing of the Matanza-Riachuelo River Basin Environmental Management Plan aiming at the restoration of the basin. The Company's pecuniary liability would be associated with just two of its assets adjacent to the basin (one of them no longer under its operation). Regarding the other assets along the basin that were previously operated by it, the Company has sufficient indemnity granted by the facilities’ assignee company.
-	Inertis S.A. has filed a complaint against the Company for alleged damage to the environment in a lot owned by this company as a result of the activities conducted by the Dock Sud Plant seeking the redress of alleged damages for a nominal amount estimated at $ 1 million and US$ 1 million, or the difference between the value of the allegedly affected lot and its valuation. The proceeding is in the evidentiary stage completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)
-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of $ 200 million. The parties agreed on a stay of the procedural time limits to evaluate the possibility of reaching an agreement with some co-defendants. Subsequently, the partial agreement reached between the plaintiff and some co-defendants was ratified. On its part, the Company has requested to be severed from the proceeding as it does not currently own any service station. However, it should be noted that some service station owners (which have sued the Company), have submitted agreements entered into with the plaintiff for their ratification under the proceeding. Some of them have already been ratified —and the plaintiff was deemed to have partially waived the action and rights against the owners of these service stations and also against the Company regarding them—, whereas others are in the ratification stage.
-	Some neighbors of the Dock Sud area brought a complaint against 14 oil companies, including the Company, petrochemical companies and waste incineration plants located in the Dock Sud Petrochemical Complex for an alleged damage to the environment and alleged individual damage to their goods, health and morale. The CSJN determined it had jurisdiction over the environmental issue and maintained the civil and commercial jurisdiction regarding the compensation for the alleged damages. The First-Instance Civil and Commercial Court opened the evidentiary stage.
-	A neighbor of the Province of Salta owning a lot where a joint venture made up of the plaintiffs (the Company and other companies) conducted hydrocarbon activities seeks environmental protection and restoration for alleged damage caused by hydrocarbon prospecting, exploration and/or exploitation activities or, alternatively, a compensation in case such environmental restoration is not possible. The Province of Salta has been summoned as a co-defendant. The proceeding is in the complaint answer stage and the Court of Justice of Salta declared that the First-Instance Administrative Litigation Court has jurisdiction over the claim.
-	Owners of a lot in the town of Garín, Province of Buenos Aires, seek the performance of preliminary proceedings for alleged indications of damage to the environment in their place of residence which would result from an alleged leakage from the adjacent gas station under the Company’s branding. Although the Company has filed a motion for constructive abandonment of the proceeding, the plaintiff withdrew from the proceeding, and therefore the judge in charge declared it terminated.
-	Neighbors of the Province of Neuquén brought a proceeding against the Company for alleged environmental damage resulting from the hydrocarbon exploration, exploitation, transportation and well abandonment activities in which that plaintiff has been taking part. Should this not be feasible, they claim a compensation for alleged damages to support the Environmental Restoration Fund. Additionally, they request the redress of alleged moral damages to be allocated to the Environmental Restoration Fund. The presence of all involved parties has been properly verified, and the lawsuit has been referred to the administrative litigation jurisdiction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)
-	Plaintiff Martinez Lidia and other three plaintiffs claim financial compensation for alleged damage to their health and property caused by the alleged environmental affectation sustained as a result of living next to Puerto General San Martin petrochemical plant (Rosario-Santa Fe). The Court issued an order to furnish additional evidence and, consequently, the proceeding was consolidated with the lawsuit filed against the Company by other neighbors of the Santa Fe Plant. This last proceeding is in the evidentiary stage.
-	A neighbor of the Province of Buenos Aires brought a complaint against the Company seeking the removal of three fuel storage tanks and pumps and the remediation and restoration of the soils where such tanks are located on account of an alleged environmental affectation. The proceeding is in the evidentiary stage completed.
-	Neighbors of the Province of Santa Fe have brought a complaint against the Company for alleged environmental damage. The Company obtained a favorable judgment, which has been appealed by the plaintiff.

15.4 Civil and Commercial Claims

-	The “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of US$ 3,650 million as compensation for damages, Pampa, Petrolera Pampa S.A. and certain Pampa directors in office during 2016 being co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa, Petrolera Pampa S.A. and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). The plaintiff appealed the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee. The Chamber of Appeals in Commercial Matters upheld the filed extraordinary appeal. On its part, Petróleo Brasileiro S.A. filed an appearance, requested that the lack of substance of the filed appeal should be declared, and subsidiarily answered it. The Company was served notice of the upholding of the motion made by the Chamber of Appeals in Commercial Matters and filed a presentation in this respect. Later, the CSJN declared the nullity of the Chamber of Appeals in Commercial Matters’ decision upholding the extraordinary appeal and referred the court file back so that a new judgment should be rendered. The Chamber of Appeals in Commercial Matters rendered judgment dismissing the federal extraordinary appeal brought by this Association. The Association filed a petition in error against this decision, which is currently under analysis by the CSJN.

We hereinafter detail the nature of significant legal proceedings brought by the Company as of December 31, 2023 where the related inflows of economic benefits are estimated to be probable by the Company.

15.5 Administrative claims

-	CTLL (currently Pampa) filed an administrative litigation complaint against the Federal Government for contractual breach during the January 2016-March 2016 period. CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, subsidiarily, sustained damages should be redressed. Later on, CTLL filed a new contentious administrative litigation complaint against the Federal Government for contractual breach during the April 2016-October 2018 period. In the complaint for the January-March 2016 period, the closing of the evidentiary stage was suspended on account of the proceeding’s link with the complaint subsequently field for the April 2016- October 2018 period, proceeding which is currently at the pleadings stage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)
-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Both parties agreed to suspend the proceeding to pursue a private settlement, the rendering of judgment was requested and the CSJN has set a preliminary hearing, which was carried out. Currently, after the opinion rendered by the National Attorney General, the proceeding is pending judgment by the CSJN.
-	On March 31, 2021, the Company submitted a Preliminary Administrative Claim (RAP) against the National Ministry of Economy (MECON) to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognised in their final tariffs during the April 2018 - March 2019 period. On September 1, 2021 a request for an expedited procedure was filed. On September 1, 2021. a request for an expedited procedure was filed. On December 2, 2021, the Company filed a protective action (amparo) on the grounds of undue delay seeking that defendant should state its opinion in this respect. A judgment was rendered dismissing the amparo. The Company has filed an appeal against this decision, which was dismissed by the Chamber hearing the case. As MECON’s term to state its position on the RAP has expired, the Company has brought a complaint against the Federal Government.

15.6 Civil and Commercial Claims

-	EcuadorTLC (currently Pampa Bloque 18), in its capacity as assignee of the Ecuadorian company Petromanabí S.A., filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 —in both cases, as amended—. The arbitration is conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law is Ecuadorian law, and the seat of arbitration is the City of Santiago de Chile. In 2021, the first stages of the international arbitration proceeding have already begun. As of the issuance of these Consolidated Financial Statements, the arbitration proceeding is ongoing.
-	The Company has instituted an international arbitration proceeding against High Luck Group Limited - Argentina branch as a result of certain breaches to the Participation Assignment Agreement and the Joint Operation Agreement for the Chirete Block entered into on April 1, 2015. On August 23, 2023, the Arbitration Court issued a Partial Award, court costs being payable by the defendant, declaring that High Luck had breached the above-mentioned Agreement, without this fact entitling the Company to exercise the reversal option stipulated therein. A new arbitration stage is currently underway pursuant to the schedule established by the Arbitration Court.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 16: RELATED PARTIES´ TRANSACTIONS

16.1 Balances with related parties

As of December 31, 2023	Trade receivables	Other receivables		Trade payables
	Current	Non-current	Current	Current
Associates and joint ventures
CTB	1	-	-	-
TGS	4	11	6	7
Other related parties
SACDE	-	-	-	8
Other	-	-	1	-
	5	11	7	15

As of December 31, 2022	Trade receivables	Other receivables		Trade payables
	Current	Non-current	Current	Current
Associates and joint ventures
TGS	5	17	6	7
Other related parties
SACDE	-	-	-	7
Other	-	-	1	-
	5	17	7	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the year	Sales of goods and services (1)			Purchases of goods and services (2)			Fees for services (3)			Other operating expenses and income (4)
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Associates and joint ventures
CTB	2	2	2	-	-	-	-	-	-	-	-	-
Greenwind	-	-	1	-	-	-	-	-	-	-	-	-
Refinor	-	11	9	-	(11)	(6)	-	-	-	-	-	-
TGS	42	51	45	(53)	(53)	(43)	-	-	-	-	-	-
Other related parties
Fundación	-	-	-	-	-	-	-	-	-	(2)	(2)	(2)
SACDE	-	-	-	(65)	(203)	(48)	-	-	-	-	-	-
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	-	-	(1)	(1)	(1)	-	-	-
	44	64	57	(118)	(267)	(97)	(1)	(1)	(1)	(2)	(2)	(2)

(1)	Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas and refined products.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for US$ 53 million, US$ 191 million and US$ 50 million and infrastructure works contracted to SACDE imputed in property, plant and equipment for US$ 65 million, US$ 76 million and US$ 47 million, of which US$ 15 million, US$ 16 million and US$ 17 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry out these for the years ended December 31, 2023, 2022 and 2021, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations.

Operations for the year	Finance income (1)			Dividends received			Payment of dividends
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Associates and joint ventures
OCP	-	-	1	-	10	20	-	-	-
TGS	2	2	3	-	-	-	-	-	-

Other related parties
EMESA	-	-	-	-	-	-	(1)	-	(9)
	2	2	4	-	10	20	(1)	-	(9)

(1)	Corresponds mainly to financial leases and accrued interest on loans granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.3 Key management personnel remuneration

During the years ended December 31, 2023 2022 and 2021, the total remuneration to executive directors accrued amounts to US$ 44 million (US$ 7 million for Directors' and Sindycs' fees and US$ 37 million in the accrual of Stock-based Compensation Plans and Compensation Agreements), US$ 26 million (US$ 7 million for Directors' and Sindycs' fees and US$ 19 million in the accrual of Stock-based Compensation Plans and Compensation Agreements), and US$ 7 million (US$ 6 million for Directors' and Sindycs' fees and US$ 1 million in the accrual of Stock-based Compensation Plans and Compensation Agreements), respectively.

NOTE 17: INVESTMENT COMMITMENTS

17.1 New generation projects

Under the National Government’s call for the expansion of the generation offer, the Company participated in the following generation projects:

PEPE IV

In early 2022, works started for the expansion of PEPE III, inaugurated in 2019 and located in the town of Coronel Rosales, Province of Buenos Aires, which production is targeted at the large users segment.

The project mainly consisted of the staged mounting and installation of 18 additional wind turbines with an 81 MW capacity. The expansion’s commissioning started on December 29, 2022, with the first 4 wind turbines, and ended on June 17, 2023 with the project’s last 3 wind generators.

After completing the expansion works, PEPE III and PEPE IV jointly have 32 wind turbines with a 134.2 MW installed capacity.

PEPE VI

In February 2023, the Company started constructing Pampa Energía VI Wind Farm in Bahía Blanca, Province of Buenos Aires. The project will enable the installation of a 300 MW power capacity, in 3 stages, with an estimated US$ 500 million investment.

Stage 1 comprises the assembly and installation of 21 Vestas wind turbines, with their internal medium-voltage cable network, roads, a substation and a 500 KV line, which will add a 94.5 MW capacity with an approximate US$186 million investment; this stage is expected to be operational in mid-2024.

Stage 2 comprises the assembly and installation of 10 Vestas wind turbines that will add a 45 MW capacity with an approximate US$ 83 million investment; this stage is expected to be operational in the fourth quarter of 2024.

The energy produced by this wind park allows for reduced carbon emissions, and will be sold through the MATER to supply large companies in the country, in compliance with the Renewable Energy Law.

As of the issuance of these Consolidated Financial Statements, the work is 59% complete.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 17: (Continuation)

17.2 Investment commitment for the exploration and exploitation of hydrocarbons

On November 30, 2023, Executive Order No. 2,425/23 was published, declaring the completion of the Pilot Plan for the Sierra Chata block, consisting of the execution of 14 horizontal wells targeting the Vaca Muerta formation with a US$ 332 million investment.

As of the issuance of these Consolidated Financial Statements, the Company has committed investments until 2027 for an estimated total amount of US$ 217 million, including commitments associated with the participations detailed in Note 5.4.

NOTE 18: INCIDENTS AT THERMAL POWER PLANT

18.1 CTGEBA

On May 31, 2021, an incident occurred at the GEBATG03 (TG21) unit, part of CTGBS’s Genelba Plus CC, causing damage to the unit’s turbine. As a result of the incident, the CC generation capacity was reduced by approximately 50% (280 MW).

Jointly with the turbine manufacturer (SIEMENS), the Company performed the necessary works to disassemble and repair the failure, which were successfully completed in July 2021.

In the fourth quarter of 2023, the Company completed the necessary filings with the insurance companies, recording an expense recovery of US$ 8 million for the damages sustained as a result of the failure and the economic losses resulting from the breach of the availability commitments.

18.2 CTLL

On July 20, 2023, an incident occurred at CTLL’s GT05, causing damage to the unit's turbine. As a result of the incident, the power generation capacity was reduced by approximately 105 MW.

The Company, together with the turbine manufacturer, General Electric, carried out the necessary works to repair the failure, which were completed in January 2024.

Moreover, the Company is making all necessary filings before the insurance companies to minimize economic losses resulting from the breach of the associated availability commitments.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

The evolution of right-of-use assets and lease liabilities recognised as of December 31, 2023 and 2022 is disclosed below:

19.1.1 Right of use assets

	Original values
			Decrease
Type of good	At the beginning	Increase		At the end

Machinery and equipment	20	7	-	27
Advances to suppliers	-	6	-	6
Total at 12.31.2023	20	13	-	33
Total at 12.31.2022	20	1	(1)	20

	Amortization
Type of good	At the beginning	For the year	At the end
Machinery and equipment	(11)	(1)	(12)
Total at 12.31.2023	(11)	(1)	(12)
Total at 12.31.2022	(8)	(3)	(11)

	Net book values
Type of good	At 12.31.2023	At 12.31.2022
Machinery and equipment	15	9
Advances to suppliers	6
Total at 12.31.2023	21
Total at 12.31.2022		9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.1.2 Lease liabilities

	12.31.2023	12.31.2022
At the beginning of the year	12	13
Increases	7	1
Result from measurement at present value (1)	2	2
Reversal of unused amounts	-	(1)
Payments	(3)	(3)
At the end of the year	18	12

(1)	Included in Other financial results.

As of December 31, 2023 and 2022, this liability is disclosed under Other current payables in the amount of US$ 4 million and US$ 2 million and Other non-current payables for US$ 14 million and US$ 10 million, respectively.

The following table includes an analysis of the Company lease liabilities, grouped according to their maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2023
Three months to one year	4
One to two years	2
Two to three years	3
Three to four years	3
Four to five years	3
More than five years	17
Total	32

19.1.3 Short-term or low value leases

As of December 31, 2023 and 2022, the Company has recognised administrative costs and expenses in the amount of US$ 6 million each year on account of lease payments associated with short-term leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

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

As of December 31, 2023 and 2022, this receivable is disclosed under Other current receivables in the amount of US$ 6 million both years, respectively and under Other non-current receivables for US$ 11 million and US$ 17 million, respectively.

The following table includes an analysis of the Company receivable, grouped according to its maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2023
Less than three months	2
Three months to one year	4
One to two years	7
Two to three years	4
Total	17

19.2.2 Operating leases

The Company has executed lease agreements to install commercial and administrative offices in Pampa Energía S.A.’s building, located in Maipú 1, Autonomous City of Buenos Aires, for three to five years terms.

Future minimum collections from operating leases as of December 31, 2023 are detailed below:

12.31.2023
Three months to one year	1
One to two years	1
Total	2

Total income from operating leases for the fiscal year ended December 31, 2023 amounts to US$ 1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

NOTE 20: TERMINATION OF HYDROELECTRIC CONCESSIONS

As the hydroelectric concessions timely granted by the Federal Government and, in some cases, by the Provinces approach expiration, on March 10, 2022, SE Resolution No. 130/22 was published, creating a Concessioned Hydroelectric Exploitations Team (“ETAHC”) to evaluate the status of the hydropower concessions under national jurisdiction, including HIDISA, HINISA, and HPPL.

This team will be presided over by the Secretary of Energy (or the person appointed by him) and coordinated by a person with proven experience in the field. It will also be made up of representatives of the SE, CAMMESA, the ENRE, and ENARSA. Furthermore, the Dam Safety Regulatory Body and water management and environmental protection authorities are invited to appoint a representative in the team. Additionally, ENARSA is entrusted with the technical audit of the power generation equipment.

The concessions' status report had to be submitted within two years for the HIDISA and HINISA concessions, expiring in 2024, whereas the term for issuing the report for HPPL, which concession expires in 2029, would be later determined. Subsequently, SE Resolution No. 486/23 modified the deadlines for the submission of reports by the ETAHC. In the case of HINISA and HIDISA, the ETAHC's deadline for the submission of the reports will be December 1, 2023 and April 19, 2024, respectively.

Later, SE Resolution No. 574/23, making use of the provisions of the concession agreements, provided that the current Alicurá, El Chocón Arroyito, Cerros Colorados and Piedra del Águila's concessionaires should continue in charge of their operation and maintenance for a 60-day term following termination of the concession. ENARSA was appointed as an observer, with broad powers during the transition term. To assist ENARSA during that period, the provinces of Neuquén and Río Negro were invited to appoint a representative to act jointly with the representative to be appointed by the National Ministry of Economy.

In October 2023, SE Resolution No. 815/23 granted an additional extension of the Alicurá, El Chocón, Arroyito and Cerros Colorados Hydroelectric Power Plants’ concessions for 100 calendar days as from the expiration of the 60-day term provided by SE Resolution No. 574/23. On January 17, 2024, through SE Resolution No. 2/24, a new 60-calendar day extension was granted following the termination of the previous extensions, maintaining ENARSA in its role of observer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2022 and 2021

(In millions of US$ – unless otherwise stated)

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

NOTE 22: OIL AND GAS RESERVES (Information not covered by the auditors’ report)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2023.

	Proved Reserves

	Proved Developed		Proved Undeveloped		Total Proved

	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)

Argentina	7,592	20,523	3,994	11,312	11,586	31,835

Total at 12.31.2023	7,592	20,523	3,994	11,312	11,586	31,835

(1)	In thousands of barrels.
(2)	In millions of cubic meters.

NOTE 23: SUBSEQUENT EVENTS

Remuneration for sales to the spot market

Pursuant to SE Resolution No. 9/23 dated February 8, 2024, remuneration values for spot energy generation were updated, providing for a 73.9% increase on the values approved by SE Resolution No. 869/23 as from the February 2024 economic transaction.

SUPPLEMENTARY INFORMATION ON OIL AND GAS ACTIVITIES (UNAUDITED)

The following information on oil and gas activities has been prepared in accordance with the methodology prescribed by ASC No. 932 "Extractive Activities - Oil and Gas". This information includes the Company’s and its subsidiaries’ oil and gas production activities.

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2023, 2022 and 2021. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	Consolidated companies (Argentina)
	12.31.2023	12.31.2022	12.31.2021
	(in million of US$)
Acquisition of properties
Proved	-	-	-
Unproved	-	-	-
Total property acquisition	-	-	-
Exploration	3	2	9
Development	541	322	197
Total costs incurred	544	324	206

Capitalized cost

The following table presents the capitalized costs as of December 31, 2023, 2022 and 2021, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

	Consolidated companies (Argentina)
	12.31.2023	12.31.2022	12.31.2021
	(in million of US$)
Proved properties
Equipment, camps and other facilities	520	328	194
Mineral interests and wells	1,362	1,137	1,078
Other uncompleted projects	222	151	117
Unproved properties	32	36	42
Gross capitalized costs	2,136	1,652	1,431
Accumulated depreciation	(998)	(845)	(795)
Total net capitalized costs	1,138	807	636

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2023, 2022 and 2021. Income tax for the years presented was calculated utilizing the statutory tax rates.

	Consolidated companies (Argentina)
	12.31.2023	12.31.2022	12.31.2021
	(in million of US$)
Revenue	563	529	340
Intersegment sales	103	117	113
Argentine Natural Gas Production Promotion Plan	55	56	51

Production costs, excluding depreciation
Operating costs and others	(237)	(205)	(157)
Royalties	(88)	(87)	(63)
Total production costs	(325)	(292)	(220)
Exploration expenses	(7)	-	-
Depreciation, depletion and amortization	(166)	(125)	(114)
Results of operations before income tax	223	285	170
Income tax	(78)	(100)	(60)
Results of oil and gas operations	145	185	110

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

The Company estimates its reserves at least once a year. The Company reserves estimation as of December 31, 2023 was audited by Gaffney, Cline & Associates. Gaffney, Cline & Associates is an independent petroleum engineering consulting firm. The independent audit covered 99% of the estimated reserves located in areas operated and non-operated by the Company. Gaffney, Cline & Associates audited the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932 of the FASB. We provided all information required during the course of the audit process to Gaffney, Cline & Associates’s satisfaction.

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

The following table sets forth the estimated oil (including crude oil, condensate and natural gas liquids) and natural gas (including natural gas estimated to be consumed as fuel in operations) net proved reserves as of December 31, 2023, 2022 and 2021:

	Reserves as of December 31, 2023		Reserves as of December 31, 2022		Reserves as of December 31, 2021
	Crude oil, condensate and natural gas liquids	Natural Gas	Crude oil, condensate and natural gas liquids	Natural Gas	Crude oil, condensate and natural gas liquids	Natural Gas

Reserves category	(million of barrels)	(billion of cubic feet)	(million of barrels)	(billion of cubic feet)	(million of barrels)	(billion of cubic feet)

PROVED Developed	7.6	724.8	7.7	613.5	8.0	527.9

PROVED Undeveloped	4.0	399.5	3.2	397.0	4.7	338.7

Total proved reseves (developed and undeveloped)	11.6	1,124.2	10.9	1,010.5	12.6	866.5

The following table sets forth the reconciliation of our reserves data between December 31, 2021, December 31, 2022 and December 31, 2023:

	Consolidated companies (Argentina)
	Crude Oil, Condensate and natural gas liquids	Natural Gas
Proved reserves (developed and undeveloped)	(in thousand of barrels)	(in millions of cubic feet)
Reserves as of December 31, 2020	13,526	769,519
Increase (decrease) attributable to:
Revisions of previous estimates	206	44,993
Improved recovery	2	7,696
Extension and discoveries	607	145,564
Year's production	(1,716)	(101,231)
Reserves as of December 31, 2021 (*)	12,625	866,541
Increase (decrease) attributable to:
Revisions of previous estimates	(466)	(72,518)
Improved recovery	272	84
Extension and discoveries	454	339,021
Year's production	(1,948)	(122,636)
Reserves as of December 31, 2022 (*)	10,937	1,010,492
Increase (decrease) attributable to:
Revisions of previous estimates	(414)	(64,771)
Improved recovery	95	28
Extension and discoveries	2,211	301,453
Purchases of proved reserves in place	527	5,381
Sales of proved reserves in place	(7)	(337)
Year's production	(1,763)	(128,001)
Reserves as of December 31, 2023 (*)	11,586	1,124,245

(*) Includes proved developed reserves:
As of December 31, 2021	7,970	527,870
As of December 31, 2022	7,722	613,505
As of December 31, 2023	7,592	724,775

Standardized measure of discounted future net cash flows

The following table discloses estimated future cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas (excluding natural gas estimated to be consumed as fuel in operations). As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas, such future net cash flows were estimated using the average first day of the month price during the twelve-month period for 2023, 2022 and 2021 using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and operators of the fields in which the Company has an interest. The future income tax was calculated by applying the statutory tax rate in effect in the respective countries in which we have interests, as of the end of each reporting period.

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

	12.31.2023	12.31.2022	12.31.2021
	(in million of US$)
Future cash inflows	5,255	4,787	3,835
Future production costs	(2,122)	(1,838)	(1,412)
Future development and abandonment costs	(675)	(680)	(500)
Future income tax	(618)	(484)	(425)
Undiscounted future net cash flows	1,840	1,785	1,498
10% annual discount	(677)	(644)	(548)
Standarized measure of discounted future net cash flows	1,163	1,141	950

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2023, 2022 and 2021:

	Consolidated companies (Argentina)
	12.31.2023	12.31.2022	12.31.2021
	(in million of US$)
Standarized measure at the beginning of year	1,141	950	631
Changes related to Oil & Gas Activities:
Sales Net of Production costs	(396)	(410)	(284)
Net Change in sales prices, net of future production costs	(182)	201	281
Changes in future development costs	(464)	(454)	(131)
Extensions, discoveries and improved recovery, net of futures production and assocciated costs	541	595	228
Development costs incurred	541	322	197
Revisions of quantity estimates	(101)	(124)	77
Purchase of reserves in place	22	-	-
Net change in income tax	(75)	(59)	(118)
Accretion of discount	148	123	79
Changes in production rates	(17)	(21)	19
Other changes	5	18	(29)
Standarized measure at the end of year	1,163	1,141	950

