Form 20-F
period 2024-12-31
Pampa Energy Inc.
filed 2025-04-16
CIK 1469395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

PRESENTATION OF INFORMATION

This document comprises Pampa’s annual report on Form 20-F for the year ended December 31, 2024. This annual report was approved by our Board of Directors by resolution following its meeting held on April 16, 2025. In this annual report, we use the terms “we”, “us”, “our”, “registrant” and the “Company” to refer to Pampa and its subsidiaries.

Financial Information

This annual report contains our audited consolidated statements of financial position as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the notes thereto (the “Consolidated Financial Statements”).

Our Consolidated Financial Statements are set forth in Item 18 beginning on page F-1 of this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (the “IASB”). The Consolidated Financial Statements included in this annual report have been approved by resolution of the Board of Directors’ meeting of the Company held on March 5, 2025 and by the Shareholder’s meeting held on April 7, 2025.

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

Rounding

Certain figures included in this annual report (including percentage amounts) have been subject to rounding adjustments. Accordingly, certain totals may not precisely equal the sum of the numbers presented.

PRESENTATION OF INFORMATION CONCERNING RESERVES

The proved hydrocarbon reserves included in this report for the year ended December 31, 2024, are those that we have the right to extract and sell based on assignments granted to us by the respective governmental authorities.

The estimates of our remaining proved recoverable oil and gas reserve volumes for the five years ended December 31, 2024 included in this report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission. GaffneyCline conducted reserves audits of our estimates of our proved reserves as of December 31, 2024. All reserves estimates involve some degree of uncertainty. For a description of the risks relating to reserves and reserves estimates, see “Item 3. Key Information—Risk Factors—Risk Relating to our Oil and Gas Business—Our estimated oil and gas reserves are based on assumptions that may prove inaccurate,” and “We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves.”

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

Our estimates and forward-looking statements may be influenced by the following factors, among others:

-	general economic, business, social and political conditions in Argentina, and any possible changes and/or deterioration in such conditions, and other regions where we, our associates or joint ventures operate, such as the rate of economic growth, fluctuations in exchange rates of the Peso or high inflation rates;
-	government interventions, resulting in changes in the economy, taxes, tariffs, the regulatory framework or environmental matters, or in the delay or withholding of governmental approvals;
-	the policies of the new administration in Argentina, including the ability of the new administration to foster economic growth, implement business-friendly policies and facilitate access to foreign capital by Argentine companies;
-	the failure of governmental authorities to approve proposed measures or transactions described in this annual report;
-	changes in the laws and regulations applicable to the energy sector in Argentina;
-	uncertainties relating to future government approvals or legal actions, such as provisional remedies, that could affect our tariffs;
-	the availability of financing at reasonable terms to Argentine companies, such as us;
-	export limitations to our production;
-	import restrictions on consumables that are key for the maintenance of our assets;
-	more severe restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;
-	the effect of steep local currency depreciation on our Peso-denominated revenues;
-	changes in the price of hydrocarbons and their derivatives;
-	competition in the hydrocarbon sector and related industries;
-	changes in the price of electricity and other related services;
-	electricity shortages;
-	competition in the electricity sector, public utility services and related industries;
-	cybersecurity events, including potential cyberattacks;
-	armed conflict, acts of terrorism or civil unrest;
-	climate change and severe weather events;
-	obsolescence of products manufactured in our petrochemical facilities;
-	the volume of crude oil, natural gas and derivatives we produce and sell;
-	our ability to renew certain concessions;
-	the ability to develop and monetize conventional and unconventional reserves;
-	our ability to develop our expansion projects and to win awards for new potential projects;
-	changes to our reserves estimates;
-	tariff updates;
-	changes to our capital expenditure plans; and
-	other risks factors discussed under “Item 3. Risk Factors.”

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

GLOSSARY

Glossary of certain terms used in this Annual Report

Unless the context indicates otherwise, the following terms have the meanings shown below:

•	“A3”: A3 Mercados S.A. (former Mercado Abierto Electrónico S.A. – MAE)
•	“ADEERA”: Asociación de Distribuidores de Energía Eléctrica de la República Argentina;
•	“ADR”: American Depositary Receipt;
•	“ADS” or “ADSs”: American Depositary Shares;
•	“AGEERA”: Asociación de Generadores de Energía Eléctrica de la República Argentina;
•	“AGUERA”: Asociación Grandes Usuarios de Energía Eléctrica de la República Argentina.;
•	“ANSES”: National Social Security Agency (Administración Nacional de la Seguridad Social);
•	“Anti-Money Laundering Law”: Law No. 25,246, subsequently amended by, among others, Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734 and Decree No. 27/2018;
•	“ARCA” Federal Tax and Customs Authority (Agencia de Recaudación y Control Aduanero, former Administración Federal de Ingresos Públicos -AFIP-);
•	“ATEERA”: Asociación de Transportistas de Energía Eléctrica de la República Argentina;
•	“Authorized Markets”: securities markets in Argentina that require authorization from the CNV to operate;
•	“BCRA” or “Central Bank”: Central Bank of the Republic of Argentina (Banco Central de la República Argentina);
•	“Banco Nación”: Banco de la Nación Argentina;
•	“BASE”: Buenos Aires Stock Exchange;
•	“Bases Law”: Law Nº 27,742 (Ley de Bases y Puntos de Partida para la Libertad de los Argentinos)
•	“bbl”: Barrel of crude oil;
•	“BCL”: Business Corporation Law;
•	“Board of Directors”: the board of directors of Pampa Energía S.A.;
•	“boe”: Barrel of oil equivalent;
•	“ByMA”: Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A.);
•	“CAMMESA”: Wholesale Electric Market Administration Company (Compañía Administradora del Mercado Eléctrico Mayorista Sociedad Anónima);
•	“Caja de Valores”: Caja de Valores S.A.;
•	“CC”: Combined Cycle;
•	“CENCH”: unconventional hydrocarbon exploitation concession;
•	“CIESA” Compañía de Inversiones de Energía;
•	“CISA”: Comercializadora e Inversora S.A.;
•	“CITELEC” Compañía Inversora en Transmisión Eléctrica Citelec S.A.;
•	“CML”: Capital Markets Law No. 26,831, as amended by, among others, Law 27,440;
•	“CMIEE”: Average Incremental Charge of Surplus Demand (Cargo Medio Incremental de la Demanda Excedente);
•	“CNG”: compressed natural gas;
•	“CNV”: Comisión Nacional de Valores;
•	“Corporate Criminal Liability Law”: Corporate Criminal Liability Law No. 27,401;
•	“CPB”: Central Piedra Buena S.A. or “Central Térmica Piedra Buena”;
•	“CPI”: Consumers Prices Index;
•	“CSJN”: Corte Suprema de Justicia de la Nación;
•	“CTB”: CT Barragán S.A.;
•	“CTEB”: Central Térmica Ensenada de Barragán;
•	“CTIW”: Central Térmica Ingeniero White;
•	“CTG”: Central Térmica Güemes S.A.;
•	“CTGEBA” or “Genelba”: Central Térmica Genelba;
•	“CTLL”: Central Térmica Loma La Lata S.A. or “Central Térmica Loma La Lata”;
•	“CTP”: Central Térmica Piquirenda;
•	“CTPP”: Central Térmica Parque Pilar;
•	“DNU”: Necessity and Urgency Decree;
•	“DoP”: delivery or pay;
•	“Edenor”: Empresa Distribuidora y Comercializadora Norte S.A.;
•	“Edesur”: Empresa Distribuidora Sur S.A.;
•	“EMESA”: Empresa Mendocina de Energía Sociedad Anónima;
•	“ENARSA”: Energía Argentina S.A. (former Integración Energética Argentina S.A.);
•	“ENARGAS”: Ente Nacional Regulador del Gas or National Gas Regulatory Entity;

•	“Energy Secretariate”: Secretaría de Energía;
•	“Energy Plus” or “Energía Plus”: a program under SE Resolution 1,281/2006;
•	“ENRE”: Ente Nacional Regulador de la Electricidad or Electricity Regulatory Entity;
•	“ENOPSA”: Energía Operaciones ENOPSA S.A. (former Petrobras Energía Operaciones Ecuador S.A.);
•	“Exchange Act”: United States Securities Exchange Act of 1934, as amended;
•	“FO or GO”: Fuel Oil or Gas Oil;
•	“FODER”: Fondo para el Desarrollo de Energía Renovables;
•	“FONINVEMEM”: Fund for Investments required to increase the Power Supply in the Electricity Wholesale Market (Fondo Para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista);
•	“Foundation”: Fundación Pampa Energía S.A;
•	“GPM”: Perito Francisco Pascasio Moreno Pipeline (former Nestor Kirchner Pipeline);
•	“GaffneyCline”: Gaffney, Cline & Associates;
•	“G&P”: Gas y Petróleo de Neuquén S.A.;
•	“GDP”: Gross Domestic Product;
•	“GHG” Greenhouse gas;
•	“Greenwind”: Greenwind S.A.;
•	“GO and FO”: natural gas or liquid fuels;
•	“GT”: gas turbine;
•	“GU”: Large Users (Grandes Usuarios);
•	“GUMA”: Major Large Users (Grandes Usuarios Mayores);
•	“GUME”: Minor Large Users (Grandes Usuarios Menores);
•	“GUDI”: Major Distribution Users (Grandes Usuarios del Distribuidor);
•	“GWh”: Gigawatt-Hour;
•	“HIDISA”: Hidroeléctrica Diamante S.A.;
•	“HINISA”: Hidroeléctrica Los Nihuiles S.A.;
•	“HMRT”: hours with a high thermal demand;
•	“HPPL”: Pichi Picún Leufú Hydroelectric Complex;
•	“Hydrocarbons Law”: Law No. 17,319 as amended by Law No. 27,007;
•	“IGJ”: City of Buenos Aires’s Public Registry of Commerce (Inspección General de Justicia);
•	“IMF”: International Money Fund;
•	“INDEC”: National Statistics and Census Institute (Instituto Nacional de Estadística y Censos);
•	“Independent Reserves Engineers Firm”: GaffneyCline;
•	“IPIM”: Wholesale Domestic Price Index (Índice de Precios Internos al por Mayor);
•	“IREC”: International Renewable Energy Certificates;
•	“J.P. Morgan”: JPMorgan Chase Bank, N.A;
•	“LNG”: liquefied natural gas;
•	“LPG”: liquefied petroleum gas;
•	“MAT”: Term Market (Mercado a Término);
•	“MAT ER”: Renewable Energy Term Market;
•	“MBTU”: millions of British Thermal Units (BTU);
•	“MDP”: Ministry of Productive Development (former SGE);
•	“ME&M”: Ministry of Energy and Mining;
•	“MLC”: Free Exchange Market (Mercado Libre de Cambios);
•	“MW”: Megawatt;
•	“MWh”: Megawatt-Hour
•	“National CPI”: a CPI which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces;
•	“NYSE”: New York Stock Exchange;
•	“OCP Ltd.”: Oleoducto de Crudos Pesados Ltd.;
•	“OCP S.A.”: Oleoducto de Crudos Pesados Ecuador S.A.
•	“Official Gazette”: Official Gazette of Argentina (Boletín Oficial de la República Argentina);
•	“Oldelval”: Oleoductos del Valle S.A.;
•	“Pampa” or “the Company”: Pampa Energía S.A.;
•	“Pampa Bloque18”: Pampa Bloque18 S.A.S.;
•	“Pampa Group”: Pampa and its subsidiaries;
•	“PEA”: Parque Eólico Arauco II;
•	“PEB”: Pampa Energía Bolivia S.A.;
•	“PEMC”: Parque Eólico Ingeniero Mario Cebreiro;
•	“PEN”: National Executive Branch (Poder Ejecutivo Nacional);
•	“PEPE II”: Parque Eólico Pampa Energía II;
•	“PEPE III”: Parque Eólico Pampa Energía III;

•	“PEPE IV”: Parque Eólico Pampa Energía IV;
•	“PEPE VI”: Parque Eólico Pampa Energía VI;
•	“Pesos” or “Ps.”: Argentine Pesos;
•	“Petrobras Argentina”: Petrobras Argentina S.A.;
•	“Petrobras”: Petroleo Brasileiro S.A;
•	“Petrolera Pampa”: Petrolera Pampa S.A.;
•	“PGSM”: Puerto General San Martin;
•	“PISA”: Pampa Inversiones S.A.;
•	“PIST”: Transportation System Entry Point or natural gas price at the wellhead (Punto de Ingreso al de Sistema de Transporte);
•	“Plan Gas.Ar”: the Plan to Promote Argentine Natural Gas Production;
•	“Polisur”: PBB Polisur S.A;
•	“PPA” or “PPAs”: relevant wholesale electricity supply agreements or power purchase agreements (Contratos de Abastecimiento Mayorista de Electricidad);
•	“PROCELAC”: Procuraduría de Criminalidad Económica y Lavado de Activos;
•	“Public Emergency Law”: Law No. 25,561 – the Public Emergency and Exchange Rate Regime Reform Law;
•	“QHSE”: Quality, Health, Safety and Environment;
•	“Refinor”: Refinería del Norte S.A.;
•	“RENPER”: National Registry of Renewable Source Electric Power Generation Projects (Registro de Proyectos de Generación de Energía Eléctrica de Fuente Renovable);
•	“Reserves Report”: the year-end reserves report by GaffneyCline;
•	“RTI”: Revisión Tarifaria Integral (Comprehensive Tariff Review);
•	“SACDE”: Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.;
•	“SADI”: the Argentine Electricity Interconnected Grid (Sistema Argentino de Interconexión);
•	“SBR”: styrene butadiene rubber;
•	“SE”: Secretariat of Energy (Secretaría de Energía);
•	“SEC”: U.S. Securities and Exchange Commission;
•	“Securities Act”: U.S. Securities Act of 1933, as amended;
•	“SEE”: Subsecretariat of Electric Energy, former Secretariat of Electric Energy (Subsecretaría de Energía Eléctrica);
•	“SESA”: Southern Energy S.A.
•	“SGE”: Former Government Secretariat of Energy (former Ministry of Energy (former ME&M)) (former Secretaría de Gobierno de Energía (former Ministry of Energy (former ME&M));
•	“SHC”: Undersecretary of Hydrocarbons and Fuels (Subsecretaría de Recursos Hidrocarburíferos (former Secretaría de Recursos Hidrocarburíferos));
•	“Social Solidarity and Productive Reactivation Law”: Law No. 27,541;
•	“SRRYME”: Secretary of Renewable Resources and Electricity Market (Secretaría de Recursos Renovables y Mercado Eléctrico);
•	“ST”: steam turbine;
•	“TGS”: Transportadora de Gas del Sur S.A.;
•	“TJSM”: Termoeléctrica José de San Martín S.A.;
•	“TMB”: Termoeléctrica Manuel Belgrano S.A.;
•	“ToP”: take or pay;
•	“Transba”: Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.;
•	“Transener”: Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.;
•	“UIF”: Financial Information Unit (Unidad de Información Financiera);
•	“U.S.”: United Stated of America;
•	“U.S.$ and/ or U.S. Dollars”: U.S. currency;
•	“UTE” or “UTEs”: joint operations (Unión Transitoria);
•	“VAR”: Vientos de Arauco Renovables S.A.U.;
•	“VAT”: Value Added Tax;
•	“VMOS”: VMOS S.A.
•	“WEM”: Wholesale Electricity Market;
•	“WEM Large Users”: WEM users with a capacity higher than 300 KW;
•	“YPF”: YPF S.A.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

EXCHANGE RATES

Exchange Rates

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. There can be no assurance that the Peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange rates(1)
	(in Pesos per U.S. Dollars)
	High	Low	Average(2)	Period end
Year ended December 31,
2020	84.150	59.815	70.599	84.150
2021	102.720	84.700	95.161	102.720
2022	177.160	103.000	130.810	177.160
2023	808.450	178.150	295.295	808.450
2024	1,032.000	810.700	916.164	1,032.000

Month
January 2025	1,053.500	1,032.500	1,043.614	1,053.500
February 2025	1,064.750	1,054.250	1,058.425	1,064.750
March 2025	1,074.000	1,064.250	1,068.972	1,074.000
April 2025(3)	1,200.000	1,074.750	1,100.825	1,200.000

Source: Banco Nación

(1)	Represents the average of exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest daily rates in the month.
(3)	Represents the average of the lowest and highest daily rates from April 1 through April 15, 2025.

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

RISK FACTORS

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

Risks Related to Argentina

•	Our business, operational results and financial condition depend on economic and political conditions in Argentina, which remain vulnerable
•	The policies or measures adopted by the Argentine Government from time to time may adversely affect the Argentine economy and the sectors in which we operate
•	Exchange rate volatility may adversely affect the Argentine economy
•	Inflation could adversely affect the Argentine economy and our operational results
•	Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth
•	Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products
•	Argentine public expenditure may generate negative consequences for the Argentine economy
•	Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition
•	Our operating costs could increase as a result of the promotion or adoption of certain measures by the Argentine Government as well as pressure from union sectors
•	Government intervention in the electricity sector may have an impact on our business operations, financial condition and/or results of operations
•	External shocks and “contagion” effects could have an adverse effect on the Argentine economy
•	The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities
•	Any downgrade in Argentina’s and/or Pampa’s credit rating or rating outlook could adversely affect both the rating and the market price of the Company's ADSs and shares

Risks Relating to our Company

•	We operate a material portion of our business pursuant to public concessions granted by provincial and national governments, the revocation or termination of which would have a material adverse effect on our business
•	Our performance is largely dependent on recruiting and retaining key personnel
•	We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages, that could have a material adverse effect on our business
•	In the event of an accident or other event not covered by our insurance policies, we could face significant losses that could result in a material adverse effect on our business and operational results
•	We conduct a portion of our operations through joint ventures and co-controlled companies, and our failure to continue such joint ventures and co-controlled companies or to settle any potential material disagreements with our partners could have a material adverse effect on the success of these operations
•	If we are not able to effectively hedge our currency risk in full and a devaluation of the Argentine Peso occurs, our results of operations and financial condition could be materially adversely affected
•	We are involved in various legal proceedings which could result in unfavorable rulings against us
•	Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, operational results and cash flows
•	Our operations could cause environmental risks and any change in environmental laws could increase our operating costs
•	We may be unable to collect payments of amounts due, or to collect them in a timely manner, from customers, CAMMESA, ENARSA, the Argentine Government and other customers
•	Certain of our outstanding financial indebtedness includes bankruptcy, reorganization proceedings and expropriation events of default and we may be required to repay all of our outstanding debt upon the occurrence of any such events
•	Covenants in our indebtedness could adversely restrict our financial and operating flexibility
•	Our businesses are subject to risks arising from natural disasters, pandemics, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual commitments and thus adversely affect our business and financial performance
•	Our activities may be adversely affected by events in other countries in which we do business
•	The national antitrust authorities could decide not to approve the acquisition of the CTEB
•	We continue evaluating investment projects to expand our activity, which could imply an increase in our indebtedness
•	Climate change, energy transition and regulatory framework promoted for such purposes could affect our business, our results of operations and financial condition
•	Guarantees that we granted to third parties could be called, which could have an adverse effect on the Company's consolidated results of operations
•	We granted certain environmental and operational guarantees in favor of the Ecuadorian Government in connection with the OCP concession

Risks Relating to Our Business

Risks Relating to our Oil and Gas Business

•	Oil and gas companies have been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework
•	Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked
•	Our oil and gas reserves may decline
•	Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our operational results and financial condition
•	Export duties and import regulations on our products negatively affected the profitability of our operations
•	Oil and gas prices and sale conditions could affect our level of capital expenditures
•	Limits on exports and imports of hydrocarbons and related oil products have affected and may continue to affect our operational results
•	We may not be the operating partner in all of the joint arrangements (joint operations for accounting purposes) in which we participate, and actions undertaken by the operators in such joint arrangements could have a material adverse effect on the success of these operations
•	We conduct most of the operations through joint arrangements (joint operations for accounting purposes), and our failure to resolve any material disagreements with our partners or to continue such joint arrangements could have a material adverse effect on the success of such operations
•	Our failure to comply with our investment commitments could negatively affect our operational results
•	Oil and gas activities are subject to significant economic, environmental and operational risks

•	Unless we replace our oil and gas reserves, such reserves and production will deplete over time
•	Our estimated oil and gas reserves are based on assumptions that may prove inaccurate
•	We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves
•	We may incur significant costs and liabilities related to environmental, health and safety matters
•	Limitations on local pricing in Argentina may adversely affect our operational results
•	We are exposed to contractions in the crude oil and natural gas demand and to contractions in the demand for any of their by-products

Risks Relating to Our Generation Business

•	There are electricity transmission constraints in Argentina that may affect the dispatch of our plants and the commercialization of the capacity and energy generated by us, which could materially adversely affect the financial results of our generation business
•	We could be adversely affected by sudden increases in energy demand given current levels of power generation and difficulty in increasing the capacity of transmission and distribution companies in the short or medium term
•	Changes in certain regulations may require the adjustment of the facilities of our power plants that may require new investments or may affect the dispatch of our generators
•	New measures encouraging renewable and nuclear energy generation projects may affect our generation sales
•	Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas (and other fuels), and fluctuations in the supply or price of gas could materially adversely affect our operational results
•	Penalties may be applied under our energy supply agreements with CAMMESA, which may adversely affect the revenues derived from such contracts or from our generation units
•	Penalties and or other sanctions may be applied for breaches to applicable regulation or for not having in a timely manner the required permits for the operation of our generation units and authorizations for new power generation, which may adversely affect the availability and revenues derived from our generation units and delay the estimated entry into commercial operations of new projects
•	A breach to our energy supply agreements with CAMMESA and/or WEM Large Users may cause penalties and, ultimately, the termination of such agreements, which could adversely affect our operational results
•	Revenues from our wind farms depend on meteorological conditions and the ability to contract the energy to be produced by the wind farms to WEM Large Users
•	Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our operational results
•	Operational difficulties could limit our ability to generate electricity, which could adversely affect our operational results
•	We may face extra costs due to the termination of the concession agreements for HINISA and/or HIDISA that are expected to occur on June 1, 2025
•	We could be exposed to third-party claims on real property where CPB is located that could result in the imposition of significant damages, for which we have not established a provision in our consolidated financial statements for potential losses
•	Our profits may be affected by our failure to fulfill the requirements of the Energy Plus Program or by the modification or the cancellation of such program
•	The guarantees granted by us to our affiliates could be enforced, which could have an adverse effect on results of our operations
•	Our energy projects may not perform as expected, which may adversely affect our business and financial condition
•	We may face competition in the electricity sector and related industries
•	Risks arise for our business from technological changes in the energy market
•	Our suppliers may not be able to provide spare parts and/or upgrades to our generation units
•	If in the future we are not in a position to renew our PPAs or execute new PPAs, or if such PPAs are unilaterally modified or resolved, or if any other measures are adopted by the Argentine Government in relation to the PPAs or the energy sector in general, our results of operations and financial condition could be materially adversely affected
•	Electricity demand may be affected by price increases, which could lead power generators to record lower revenues
•	The generation activity involves the handling of dangerous elements such as fuels that have an associated potential risk for premises and people
•	Our power generation assets –especially our hydroelectric units and our wind farms – may be affected by severe meteorological events which may lead to their outage, a conditional operation, or damages that may require extended measures and works

Risks Relating to our Shares and ADSs

•	Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs
•	ADS holders’ ability to receive cash dividends may be limited
•	Under Argentine law, shareholder rights may be fewer or less well-defined than in other jurisdictions
•	Holders of ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings
•	Our shareholders may be subject to liability for certain votes of their securities
•	Provisions of our bylaws and of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and the ADSs
•	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. holders of our shares or ADSs to adverse U.S. federal income tax consequences

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina; most of our revenues are earned in Argentina and most of our operations, facilities and customers are located in Argentina. Our financial condition and operational results depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including, among others, growth rates, inflation rates, currency exchange rates, interest rates and taxes. Our business is subject to the effects of other local, regional and international events and conditions that may impact Argentina in any manner. For example, a slowdown in economic growth or economic recession could lead to a decreased demand for electricity in the service areas in which we operate or a decline in the purchasing power of our customers, which, in turn, could lead to a higher delinquency rate from our customers or increased energy losses due to illegal use of our services. Actions of the Argentine Government concerning the economy, including measures with respect to inflation, interest rates, price controls (including tariffs and other compensation of utility companies), foreign exchange controls and taxes, have had and may in the future have a material adverse effect on private sector entities, including us. Our activities are highly regulated and subject to uncertainties due to political and economic factors, changes in legislation, expropriations, termination and modification of contractual rights, revocation of permits and consents, the need to obtain permits from regulatory authorities, foreign currency restrictions, price controls, currency fluctuations and increases in royalties, among others.

We cannot assure you that the Argentine Government will not adopt policies that could adversely affect the Argentine economy or our business, financial condition or operational results. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or operational results, or cause the market value of our ADSs and common shares to decline

Our business, operational results and financial condition depend on economic and political conditions in Argentina, which remain vulnerable

Most of our revenues are earned in Argentina and most of our operations, facilities and customers are located in Argentina. Our financial condition and operational results depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina.

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

After three consecutive quarter-on-quarter declines, Argentina’s GDP grew 3.9% in the third quarter of 2024. On a year-by-year basis, however, Argentina’s real GDP decreased by 2.1% since the third quarter of 2023.The IMF expects Argentina’s economy to grow by 5.0% in 2025, driven by improved access to credit, falling inflation, and deregulation. However, we cannot guarantee that this estimate will be met.

The current Argentine administration faces significant macroeconomic challenges, such as reducing the inflation rate, achieving commercial and fiscal surpluses, accumulating reserves, supporting the peso, further eliminating exchange controls, refinancing debt owed to private creditors, and improving the competitiveness of the Argentine economy. Since the current Argentine administration took office, a large number of measures aimed at deregulating the Argentine economy and limiting government intervention in the private sector have been implemented, including the suspension of public work tenders and reduction in energy and transport subsidies, and it is expected that further measures will be adopted in the future. However, several of these measures are being challenged in Congress and submitted to judicial proceedings.

The Argentine macroeconomic environment, remains vulnerable, as reflected by the following economic conditions: (i) inflation remains high reaching 117.8% in 2024, but its levels are expected to be lower in the future; (ii) poverty and extreme poverty remain high, reaching 38.1% and 8.2%, respectively, during the second semester of 2024; (iii) investment as a percentage of GDP remains low to sustain the growth rate of the past decades; (iv) protests or strikes, such as those observed in recent past years, may negatively affect the stability of the political, social and economic environment and could negatively impact global financial market confidence in the Argentine economy; (v) energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption; (vi) unemployment and informal employment remain high; and (vii) the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

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

The policies or measures adopted by the Argentine Government from time to time may adversely affect the Argentine economy and the sectors in which we operate

The Argentine Government has historically exercised significant influence over the economy, and our Company operates in a highly regulated environment. In the recent past, the Argentine Government has directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls. Since we operate in a context in which the governing law and applicable regulations change frequently, in part as the result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.

In 2023, Javier Milei was elected President of Argentina, taking office on December 10, 2023. Once in office, President Milei announced various “shock” measures and policies, including the Decree 70/2023, which initiated a comprehensive series of measures designed to reform both the State and Argentine economy. The decree made various amendments in several areas, such as economic, labor, foreign trade, energy and legal policy, often with the goal of repealing relevant regulations. Additionally, significant adjustments were implemented in the Argentine Civil and Commercial Code, mainly focused on foreign currency obligations, as well as easing of regulation of contracts and restrictions to judicial authority in contractual intervention.

Although Decree No. 70/2023 became effective as of December 29, 2023, it remains subject to congressional and judicial review. Decree No. 70/2023 was rejected by the Senate on March 14, 2024, but, as of the date of this report, the House of Representatives (Cámara de Diputados) has yet to expedite about the Decree. Also, legal actions are underway questioning Decree’s No. 70/2023’s constitutionality.

Concurrently with Decree 70/2023, President Javier Milei submitted an “Omnibus Law” bill to the National Congress, that included liberal economic measures and a strong fiscal adjustment. The bill aimed to deregulate the economy, modernize the state by reducing ministries and structures of the National Government, ease labor laws, and privatize state-owned companies. On February 6, 2024, the lower house sent back the Omnibus Law bill to a legislative committee for consideration due to a lack of consensus, marking a major setback for the bill. Later, in April 2024, the National Executive Branch sent a new version of the Omnibus Law bill, with a more limited scope to the National Congress. On June 27, 2024 the bill was approved by the National Congress, enacting the Bases Law.

Moreover, with mid-term congressional elections taking place in 2025, the political and economic uncertainty remains high, and this may influence the ability of the National Congress and the Executive Power to apply new political and economic measures, and affect those already in force, which may have a negative effect on the Argentine economy and, therefore, may have unfavorable consequences for Pampa.

We cannot assure you that the reforms spearheaded by President Milei will be sustained in the long term. Argentine courts have suspended certain articles of the Urgency Decree No. 70/2023, particularly those related to labor matters that require companies to assume greater responsibility for the costs and risks associated with subcontracted labor and the calculation of salaries, severance payments, and social security contributions.

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

Exchange rate volatility may adversely affect the Argentine economy

The Argentine Peso has been subject to significant devaluation against the U.S. Dollar in the past and may be subject to fluctuations in the future. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso has depreciated 27.7%, 356.3% and 72.5% in 2024, 2023 and 2022, respectively, although it is estimated that the Peso has appreciated against the U.S. dollar in real terms around 40% during 2024, being the most strengthened currency in real terms during the last year. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors, on the level of international reserves maintained by the BCRA, which have also shown significant fluctuations in recent years. As of April 15, 2025, the international reserves of the BCRA totaled U.S.$ 36,799 million. As of such date, the international reserves included the IMF’s initial disbursement under the Extended Fund Facility (EFF) approved by the IMF Executive Board on April 11, 2025 (see: “Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth”). Fluctuations in the value of the Peso may also adversely affect the Argentine economy, the prices of our products, our financial condition and operational results. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.

On the other hand, a significant appreciation of the Argentine Peso against the U.S. Dollar could also present risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms and have a material adverse effect on our business, our operational results and our ability to repay our debt within the respective maturity dates and may affect the market value of our ADSs, as a result of the overall effects of the weakening of the Argentine economy.

Inflation could adversely affect the Argentine economy and our operational results

Historically, inflation has materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that allow growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors.

Since the new administration took office, it has applied certain measures (see “The policies or measures adopted by the Argentine Government from time to time may adversely affect the Argentine economy and the sectors in which we operate”) in relation to price deregulations in food supplies, health insurances, communications, transport, electricity and gas tariffs and the price of gasoline that have affected prices, creating additional inflationary pressure at first.

According to data published by the INDEC, during 2024 there was a significant deceleration of year-on-year inflation with respect to 2023. The National CPI variation during 2024 was 117.8%, a significant deceleration compared to the 211.4% in 2023. Notwithstanding the deceleration of inflation during 2024, inflation continues to be high. During 2025, CPI rates for January, February and March were 2.2%, 2.4% and 3.7%, respectively; consolidating a lowering inflation rate as in 2024. As of to the date of this report, the Argentine Government seems to have stabilized the value of the Argentine Peso through fiscal and monetary policies having a positive impact on lowering inflation rates. If such policies cannot be maintained, or in the future are no longer effective, an increase in inflation rates could be expected.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the “CER” (a Reference Stabilization Coefficient), a currency index that is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in the Argentine external debt, either in whole or in part, as appropriate, and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. An inflationary environment could undermine our operational results, adversely affect our ability to finance the working capital needs of our businesses on favorable terms and our operational results and cause the market value of our ADSs and our common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine Government to control, maintain and further reduce inflation and the potential impact of those policies in the future. We cannot assure that the inflation rate will not increase in the future or that measures taken or to be taken by the Argentine Government to control inflation will be effective in the long term. High inflation may adversely affect the Argentine economy, which in turn may have a negative impact in our financial condition and operational results.

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth

Argentina faces difficulties in accessing capital markets due to its history of debt restructuring and creditor litigation. Since the 2001 crisis, the country has undergone multiple restructurings, including debt swaps in 2005, 2010 and 2020, as well as agreements with the IMF in 2018 and 2022. These processes have allowed refinancing commitments but have affected investor’ confidence and macroeconomic stability.

The country has resorted to international organizations such as the IMF and the Paris Club to obtain financing, with successive revisions and disbursements conditioned to the fulfillment of fiscal and monetary goals. In this context, the government of Javier Milei, which took office in December 2023, has continued with debt negotiations and payments, including a repayment of U.S.$900 million to the IMF and the approval of the eighth revision of the agreement with the IMF in June 2024, which allowed for new disbursements of U.S.$800 million, and U.S.$640 million. On April 8, 2025 the IMF and the Argentine Government reached a staff-level agreement on a comprehensive economic program that could be supported by a 48-month arrangement under the Extended Fund Facility (EFF) totaling U.S.$ 20 billion. The IMF’s Executive Board approved the arrangement on April 11, 2025 with an immediate disbursement of U.S.$ 12 billion, and a first review planned for June 2025 with an associated disbursement of about U.S.$ 2 billion.

The lack of foreign investment and adequate financing hinders sustainable growth, which could aggravate fiscal problems and increase inflation. The difficulty in sustaining growth with price stability could lead to a new episode of economic instability, affecting both public finances and the private sector.

For private sector actors, such as us, this scenario represents higher financing costs, restrictions on access to credit and risks derived from macroeconomic volatility. Uncertainty about the government's ability to implement effective policies casts doubt on the stability of the business environment, affecting the private sectors’ planning and growth perspectives.

Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products

Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans.

Despite the elimination of restrictions on accessing the foreign exchange market for individuals, certain restrictions in Argentina still persist for corporations. See “Item 10. Additional Information. Exchange Controls”. These restrictions affect corporations’ ability to access the MLC to acquire foreign currency to transfer funds to other countries, service debt, make payments outside Argentina and other operations which require, in some cases, prior approval by the Central Bank. These restrictions may affect our operations and our expansions projects, as they require the import of services and goods for which payment may be restricted. The Argentine Government may impose or create further restrictions on the access to the MLC. In such a case, the ability of Argentine corporations to make payments outside Argentina and to comply with their obligations and duties may be affected.

The Argentine Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency-denominated liabilities or even dollarize the economy, as the current President Milei has expressed during his presidential campaign. We cannot predict what the impact of such policy would be on the Argentine economy or on our financial position should it be adopted.

Additional volatility, appreciation or depreciation of the Peso against the U.S. dollar or reduction of the Central Bank’s reserves because of currency intervention could adversely affect the Argentine economy and our ability to service our debt obligations and could affect the value of our ADSs and our common shares. We cannot assure you that the official exchange rate will not fluctuate significantly in the future. Despite the current administration’s intention to further eliminate restrictions, there can be no assurances regarding future modifications to exchange controls or if they will be totally eliminated for the short or long term. In the future, the Argentine Government may introduce new exchange controls and/or strengthen the existing ones, create restrictions on transfers to other countries, restrictions on capital movement or other measures in response to an eventual capital flight, further inflation or a significant depreciation in the Peso, measures that could, in turn, affect our ability to access the international capital markets.

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

Argentine public expenditure may generate negative consequences for the Argentine economy

Public expenditure has significantly increased throughout the last decades in Argentina. In the past, the Argentine Government adopted several measures to finance its high public expenditure, including, among others, using the resources of the Central Bank and the ANSES to fund its financial needs, and implementing an expansionary monetary policy that increased inflation levels.

The current administration has indicated its intention to reduce the fiscal deficit by reducing public spending. Measures taken to achieve this include (i) devaluing the Argentine peso by 50% against the U.S. dollar; (ii) suspending public works; (iii) reducing subsidies for energy and transportation services; (iv) halting official advertising; and (v) reducing the number of ministries and secretariats.

As a result of the measures taken by the current administration, in December 2024, primary expenditure in the National Public Sector fell by 27% year-on-year in real terms. Moreover, according to statistical information published by the Ministry of Economy, as of December 2024, Argentina achieved a primary surplus of Ps. 10,405,810 million, thus closing 2024 with a surplus of 1.8% of GDP, registering, in addition, a financial surplus for the first time since 2010.

Primary surplus may be sustained and even increased in the future if public expenditure is further reduced at a faster rate than the Argentine Government’s revenues. Despite the foregoing, we cannot be certain that the fiscal surplus generated by President Milei’s spending cuts will be sustained or that spending cuts will not lead to political and social upheaval. Opposition to the current administration’s austerity measures could result in a return to 2023 levels of public spending.

A new fiscal deficit may generate further complications for the Argentine Government’s ability to access the financial markets in the long term, and, at the same time, limit even more Argentine corporations’ access to those markets. See “Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.”

We cannot predict how the measures that the Argentine Government has applied and may continue to apply will impact the Argentine economy and, in turn, our business, our financial condition and the result of our operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 99 of 180 countries in the Transparency International’s 2024 Corruption Perceptions Index.

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

The Argentine Government has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include creating a special prosecutor’s office in charge of investigations involving national and provincial officials related to illicit enrichment and asset increases, plea bargains in exchange for cooperation with the judiciary in corruption investigations, greater access to public information, the seizure of assets from officials prosecuted for corruption, expanded powers for the Anti-Corruption Office, and the enactment of a new public ethics law, among others. We cannot guarantee that the implementation of these measures will be successful or that, once implemented, they will achieve the desired result.

We cannot estimate the impact that the new measures could have on the Argentine economy. Similarly, it is not possible to predict the duration of corruption investigations, nor which companies might be involved or how far-reaching the effects of these investigations might be, particularly in the energy sector, or if there will be any other future investigations in this or other industry, which may negatively impact the Argentine economy. In turn, the decrease in investor confidence resulting from any of these, among other issues, could have a significant adverse effect on the growth of the Argentine economy, which could, in turn, harm our business, financial condition and operational results and affect the trading price of our common shares and ADSs.

Our operating costs could increase as a result of the promotion or adoption of certain measures by the Argentine Government as well as pressure from union sectors

In the past, the National Government has promoted and adopted laws and collective labor agreements that imposed on private sector employers the obligation to maintain certain salary levels and provide additional benefits to their employees. In addition, employers have come under strong pressure from their employees and from unions to grant wage increases and other benefits.

By virtue of Decree No. 70/2023 and the Bases Law, the Argentine Government enacted a series of measures aimed at easing existing labor regulations and alleviating the labor burdens on employers.

Although the plans and first measures implemented by the current administration (see “The policies or measures adopted by the Argentine Government from time to time may adversely affect the Argentine economy and the sectors in which we operate”) are aimed at reducing the involvement of the government in the private sector and, consequently, decreasing compliance expenses, we cannot assure that such measures will achieve their purpose and that, in the near or distant future, the Argentine Government will not enact measures that result in increases in the minimum salary and/or in benefits, compensation or other labor costs that employers must bear. Any salary increase and/or any other labor cost could result in higher costs and a decrease in the results of the Company’s operations. See “We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages, that could have a material adverse effect on our business”.

Government intervention in the electricity sector may have an impact on our business operations, financial condition and/or results of operations

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

Currently, although many of the aforementioned measures persist, the current National Government has expressed its intention to eliminate them to encourage free competition and deregulate the economy. As an example, the DNU 70/2023 and the Bases Law have been key initiatives of the current government to reduce state intervention in the economy. These measures seek to deregulate commerce, services and industry throughout the national territory and remove all restrictions on the supply of goods and services, as well as any regulatory requirement that distorts market prices, prevents free private initiative or prevents the spontaneous interaction of supply and demand.

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

External shocks and “contagion” effects could have an adverse effect on the Argentine economy

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

This occurred on numerous occasions, such as in 2008, when the global economic crisis resulted in a sharp economic decline in Argentina’s economic activity throughout 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence. In 2020, a new global financial crisis began as a result of Covid-19. Similarly, in 2022, another crisis was triggered as a result of the military invasion of Ukraine by the Russian Federation, which had a strong impact on the world’s main stock exchanges and on the economic and trade relations of many countries. Economic slowdowns, especially in Argentina’s major trading partners such as Brazil, led to declines in the Argentine economy in the past.

Also, a new Donald Trump administration has taken office in the U.S. in January 2025. In the early stages of this administration, there is significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs. The Trump administration has announced tariffs increases, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Any changes or potential changes in trade policies in the United States, the potential corresponding actions by other countries in which we do business and their political and economic relationships could adversely and materially affect our business, results of operations, and financial condition.

At the same time, the war between Ukraine and Russia has had a significant economic impact worldwide, causing high volatility in the prices of primary commodities. Any further escalation of the conflict could lead to increased volatility in global oil and gas prices. Destabilization of global oil and gas prices could reduce the price of oil and natural gas and adversely affect our profitability. Increases in oil and gas prices may not persist and could be followed by price decreases based on factors beyond our control, including geopolitical events.

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

The conflict between Israel, Hamas and Hezbollah and other hostilities in the Middle East may escalate, contributing to world economic instability and uncertainty in global financial markets, adversely affecting our operations. President Javier Milei expressed a pro-Israeli position and the Argentine Government has included Hamas in the list of terrorist organizations. We cannot predict the future impact of the Argentine Government’s posture on the political and economic relations with the Middle Eastern countries, which are important oil producers.

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

The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices or production of commodities

The commodities market is characterized by its volatility. Commodities exports contribute significantly to the revenues of the Argentine Government. Consequently, the condition of the Argentine economy remains relatively dependent on the price of its exports (mainly soy). During 2018 and 2023, Argentina suffered severe droughts that caused significant economic headwinds for Argentina.

A sustained decrease in the international price of the main commodities exported by Argentina, or any future climate event or condition may have an adverse effect on the agricultural sector. This would negatively impact the revenues of the Argentine Government and its capacity to comply with the payments of its public debt, eventually generating recessive or inflationary pressures, thus affecting our business, financial situation and the results of our operations.

Any downgrade in Argentina's and/or Pampa’s credit rating or rating outlook could adversely affect both the rating and the market price of the Company's ADSs and shares

Argentina’s long-term debt denominated in foreign currency, as of the date of this report, is rated “Caa1” by Moody’s, “B-“ by S&P and “CCC” by Fitch.

Pampa and its subsidiaries are also assigned credit ratings, which are based on information provided by Pampa or obtained by risk rating agencies from independent sources. These ratings are also influenced by the credit ratings of Argentine Government bonds and general opinions related to the Argentine financial system considered as a whole.

On January 8, 2025, Moody’s Ratings (Moody's) raised Argentina’s local currency debt rating from Caa1 to B3 and the foreign currency debt rating from Caa3 to Caa1. This increase was justified by greater predictability and consistency in the country’s economic policy, which has resulted in a rapid reduction of the monetary and fiscal imbalances that were driving high inflation. As a consequence of the improvement in Argentina’s rating, Moody’s raised Pampa’s credit rating from “Caa3” to “Caa1”, along with the rating of six infrastructure companies that operate in the country.

In turn, on February 6, 2025, S&P ratified Argentina’s long- and short-term foreign and local currency sovereign ratings at “CCC/C”, maintaining a stable outlook, confirmed the national scale rating at “raB+” and improved the transfer and convertibility assessment from “CCC” to “B-” reflecting a slight improvement in foreign currency access conditions. As a consequence of the improvement in Argentina’s rating, S&P improved Pampa’s debt rating in local and foreign currency, from “CCC” to “B-”, along with other Argentinean companies credit ratings.

Notwithstanding this, the Company cannot guarantee that its ratings or Argentina’s rating outlook will remain stable. A downgrade, suspension or withdrawal of Pampa's credit ratings could give rise to the following consequences, among others: (i) an increase in financing costs and other difficulties related to fundraising; (ii) the need to provide additional guarantee in relation to financial market operations; and (iii) the termination or cancellation of existing agreements.

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

We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages, that could have a material adverse effect on our business

The sectors in which we operate are generally unionized across the country. As of December 31, 2024, 50.78% of our workforce was represented by unions under collective bargaining agreements. Although our relations with trade unions have been historically stable, we cannot be sure that we will not experience work stoppages or disruptions in the future, which could have material adverse effects on our business and revenues. A primary reason for this is that our collective bargaining agreements are negotiated on an annual basis. As such, we are unable to guarantee the continuity of current terms and conditions in subsequent collective bargaining agreements, nor that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or are subject to strikes or work stoppages, our operations, financial condition and the market value of our shares and ADSs could be materially affected in an adverse way.

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

We conduct a portion of our operations through joint ventures and co-controlled companies, and our failure to continue such joint ventures and co-controlled companies or to settle any potential material disagreements with our partners could have a material adverse effect on the success of these operations

We conduct a portion of our operations through joint ventures and co-controlled companies and, as a result, the continuation of such joint ventures and co-controlled companies is vital to our continued success. In the event that any of our partners were to decide to terminate its relationship with us in any such joint venture or co-controlled companies or sell its interest in such joint venture, we may not be able to replace our partner or obtain the necessary financing to purchase our partner’s interest. Furthermore, in certain cases such as Transener and TGS, we are not able to acquire our partners’ interests under applicable Argentine regulations. As a result, the failure to continue some of our joint ventures or co-controlled companies or to resolve any potential disagreement with our partners or to find new partners could adversely affect our ability to conduct the business that is the subject of such joint venture or co-controlled company, which would in turn negatively affect our financial condition and operational results and the market value of our shares and ADSs.

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

Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, operational results and cash flows

We rely heavily on internet-based data processing, communication, and information exchange platforms, including systems like Supervisory Control and Data Acquisition and DCS Software, Inc. The increasing sophistication and frequency of cyber-attacks, coupled with our growing reliance on internet-connected equipment and systems, have heightened our vulnerability to cybersecurity incidents.

These incidents could include computer break-ins, fraud, phishing, identity theft, and other disruptions that compromise the security of information stored in and transmitted through our computer systems and network infrastructure. A successful cyber-attack could lead to business operation disruptions, fraud, property damage, stolen customer information, substantial revenue loss, response costs, financial loss, increased regulation, litigation, and reputational damage. Additionally, our power generation operations, which are partially connected to manufacturer systems for maintenance and control, could be affected by attacks on third parties.

In 2024, we implemented several measures to mitigate these risks:(i) for the eighth consecutive year, we conducted an annual cybersecurity training plan for all employees to raise awareness and educate them on risks, threats, and best practices in information security; (ii) we maintain disaster recovery plans for both administrative and control environments to ensure preparedness and recovery in the event of disasters that could disrupt normal operations; and (iii) we established a process for managing security incidents to identify, manage, record, and analyze security threats or incidents within the organization.

Despite facing various cybersecurity threats in 2024, none resulted in significant loss or negative impact on our operations, thanks to the measures we implemented. However, the evolving nature of these threats means that our risk and exposure cannot be fully calculated or mitigated.

While we have not experienced significant losses related to cybersecurity events, our contingency plans and insurance coverage may not be sufficient to cover all liabilities associated with such events. Therefore, we continue to implement security technology devices and establish operational procedures to prevent and counteract the negative effects of cybersecurity incidents. Nevertheless, it is possible that not all of our current and future systems will be entirely free from vulnerabilities, making cybersecurity a material risk for us. A cyber-attack, whether targeting us or third-party infrastructure, could adversely affect our business, operational results, and financial condition.

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

Accordingly, payments to generators should be settled within 42 days from the end of each month; however, in recent years there have been significant delays in such payments. Also, during 2024, payments corresponding to the months of December 2023 and January 2024 were paid with Argentinean Sovereign Bonds due in 2038 (BONO USD 2038 L.A.) according to our agreement entered into on May 27, 2024, resulting in significant losses on our results (for more information please see “Relevant Events - Payment agreement with CAMMESA”).

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

Our businesses are subject to risks arising from natural disasters, pandemics, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual commitments and thus adversely affect our business and financial performance

Our power generation facilities, pipelines and hydrocarbon blocks or the third-party fuel transportation or power transmission infrastructure that we rely on may be damaged by flooding, fires, earthquakes and other catastrophic disasters arising from natural or accidental or intentional human causes. Public health crises, such as the Covid-19 pandemic or other similar crisis, could lead to labor stoppages or could cause demand for energy to plummet, negatively affecting our business. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs not otherwise covered by business interruption insurance clauses. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts and are subject to caps per event. In addition, any of these events could cause adverse effects on the demand of some of our customers and of consumers generally in the affected market. Some of these considerations could have a material adverse effect on our business, financial condition and our result of operations.

For example, as a result of the storm that occurred on January 11, 2025, in San Rafael, Mendoza, significant damage was caused to the Atuel Canyon, rendering the Nihuil 2 and Nihuil 3 power plants out of service and inoperative. The corresponding insurance claims have been filed under the terms of our All-Risk Operational insurance policy, and we have initiated the loss adjustment process as well as official communications with the authorities. As of the date of this report, we are assessing the condition of the affected equipment and the extent of the damage.

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

The national antitrust authorities could decide not to approve the acquisition of the CTEB

In 2019, Pampa and YPF were jointly awarded the National and International Public Bid No. CTEB 02/2019, which was launched through Resolution No. 160/19 of the Secretary of Government of Energy, regarding the sale and transfer by IEASA (now ENARSA) of the goodwill of the CTEB (the “CTB Transaction”). The transaction closed on June 26, 2019.

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

Guarantees that we granted to third parties could be called, which could have an adverse effect on the Company's consolidated results of operations

Pampa, or other companies within the Pampa Group, are empowered to guarantee timely compliance with payment and commercial obligations of other companies of the group to third parties; and guarantees could be executed in accordance with their terms and conditions.

The Company cannot assure that this will not occur in the future and that defaults will not occur that impact the execution of said guarantees. If they occur, such situations could also have an adverse effect on the Company's consolidated results of operations.

We granted certain environmental and operational guarantees in favor of the Ecuadorian Government in connection with the OCP concession

In compliance with the provisions of the Construction and Operation Agreement, OCP Ltd. arranged for OCP S.A. to provide the Ministry of Energy and Mines of Ecuador with an Operational Guarantee and an Environmental Guarantee, each for the sum of U.S.$ 50,000,000, which would remain in force during the operational period until the ninetieth day following the expiration or termination of the Construction and Operation Agreement subject, among other conditions, to the non-existence of claims under such guarantees . See: “Item 4 - Our Holding and Other Business- Ecuador – Oleoducto de Crudos Pesados”.

The Construction and Operation Agreement terminated on November 30, 2024 and, on that date, all shares of OCP S.A. were transferred and delivered to the Ecuadorian State at no cost, along with the titles and rights to the concession’s assets, all in accordance with the Construction and Operation Agreement. See: “Item 4 – Information on the Company – Our Business - Relevant Events – Oil and Gas - Acquisition of Shares in OCP Ltd. and Termination of the Concession”.

In accordance with the terms of the Construction and Operation Agreement, each of the Operational Guarantee and the Environmental Guarantee were due to expire on March 1, 2025, and at that time, no claim had been submitted that could be interpreted pursuant to the Construction and Operation Agreement as a claim under either the Operational Guarantee or the Environmental Guarantee. However, Citibank Ecuador has informed OCP Ltd. that it does not agree that the guarantees have expired in accordance with their terms, alleging that OCP S.A. did not comply with certain formalities required for the expiration of the guarantees. We do not agree with Citibank Ecuador’s position and OCP Ltd. has formally notified Citibank Ecuador of the reasons why its allegations are incorrect. OCP Ltd. has not received a response to such notice as of the date of this report.

Moreover, OCP Ltd has requested the Ecuadorian State to notify Citibank Ecuador of the expiration of such Guarantees, to which it has not received any response so far.

We do not believe there is any legal basis for a claim under Environmental Guarantee (which would be only triggered by a termination of the Construction and Operation Agreement due to OCP S.A.’s failure to pay compensation for its environmental liability under that agreement, which did not occur) or the Operational Guarantee (which would only be triggered by the existence of a Capacity Deficiency (as defined in the Construction and Operation Agreement), which did not exist). Accordingly, we believe the guarantees should be extinguished and have no further force in accordance with their terms.

OCP Ltd is taking and will take all actions necessary aiming to terminate the guarantees in accordance with the terms of the Construction and Operation Agreement. On April 11, 2025, OCP Ltd. initiated an arbitration proceeding before the International Centre for Settlement of Investment Disputes in order to obtain the effective release of the Environmental and Operational Guarantees and to be compensated for the damages and losses caused by the lack of such release; and alternatively, to receive from the Ecuadorian State an amount equal to the Environmental and Operational Guarantees in addition to all other damages and losses caused by Ecuadorian State actions, plus interest.

We cannot guarantee that the Ecuadorian State will not attempt to enforce the guarantees despite the expiration of such guarantees in accordance with their terms, in which case OCP Ltd. intends to vigorously oppose any such attempts through all applicable legal procedures and available defenses.

Risks Relating to Our Businesses

Risks Relating to our Oil and Gas Business

Oil and gas companies have been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework

Since December 2011, the Argentine Government has adopted from time to time a number of measures concerning the repatriation of funds obtained from oil and gas exportation and charges applicable to the production of liquid gas, which has affected the oil and gas business. Beginning in April 2012, the Argentine Government provided for the nationalization of YPF and imposed major changes to the system under which oil companies operate, principally through Law No. 26,741, Decree No. 1277/2012 and Law No. 27,007. Further changes in such regulations may increase the adverse effect of such measures on the business, revenues and our result of operations and financial condition. Furthermore, the current administration of the Argentine Government has shown interest in including ENARSA in privatization processes.

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

Our oil and gas reserves may decline

The possibility of replacing our crude oil and gas reserves in the future depends on our ability to access new reserves through successful exploration, reserve acquisitions and investments. Although we have geological and engineering assessments that estimate certain unproven reserves, contingent, and prospective resources, we cannot guarantee their success in their exploration and future development.

The exploration and development of reserves can only be carried out if the economic and operational prospects are feasible, taking into consideration, among others, factors such as pricing, demand, terms and conditions of sale and environmental impact. Without successful exploration activities or reserves acquisitions, our proved reserves would decline as our oil and gas production would be forced to rely on our current portfolio of assets. If we are not able to successfully find, develop or acquire sufficient additional reserves, our reserves and therefore our production may decline and, consequently, this may adversely affect our future operational results and financial condition.

Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our operational results and financial condition

A significant amount of our revenue is derived from crude oil, oil products and natural gas sales. Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly the Middle East; the ability of the Organization of Petroleum Exporting Countries and other crude oil-producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil, gas and related products; competition from other energy sources; domestic and foreign government regulations; weather conditions; storage capacity and global and local conflicts or acts of terrorism. We have no control over these factors. Although crude oil prices had maintained an increasing trend in recent years, at the beginning of 2020 the conflict between Saudi Arabia and Russia, which was magnified with the effects of the global crisis caused by Covid-19, resulted in a collapse of crude oil prices. Recently, due to the conflict between Russia and Ukraine, and the fact that Russia is the second largest oil exporter in the world and the largest producer of natural gas, world oil prices jumped over U.S.$110 per barrel, and the cost of natural gas reached a new record high in Europe. In 2024, oil and gas prices experienced a slight decline compared to 2023 due to factors like sluggish demand, increased non-OPEC production and a stable global supply. Moreover, during the first week of April 2025, developments in trade policy and oil production led to a significant drop in oil prices, specially due to tariffs on imports imposed by the United States. The Brent crude oil spot price fell by 14% from April 2 to $66 per barrel (b) on April 7.

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

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other economic factors that are beyond our control. Historically, factors affecting the prices of oil and natural gas include:

•	changes in the supply of and demand for hydrocarbons, which are affected by general economic and business conditions;
•	the costs of exploring, producing, and delivering oil and gas;
•	the ability or willingness of the Organization of Petroleum Exporting Countries (“OPEC”) and the expanded alliance known as OPEC+ to set and maintain production levels for oil;
•	the level of oil and gas exploration and production activity;
•	the level of excess production capacity;
•	the level of refining and storage capacity;
•	the level of oil and gas inventories;
•	access to potential resources;
•	political and economic uncertainty and geopolitical unrest;
•	governmental laws, policies, regulations, subsidies, and other actions, including initiatives to promote the use of renewable energy sources;
•	speculation as to the future price of oil and the speculative trading of oil and gas futures contracts;
•	technological advances affecting energy consumption; and
•	extreme weather conditions, natural disasters, and public health or similar issues, such as pandemics and epidemics.

Limits on exports and imports of hydrocarbons and related oil products have affected and may continue to affect our operational results

In recent periods, the Argentine Government has introduced a series of measures limiting exports and imports of hydrocarbons and related oil products, which have prevented oil and gas companies from benefiting from the prices of these commodities in the international markets and materially affected the competitiveness and operational results of those companies. Pursuant to the gas exportations regime approved by SE Resolution No. 774/2022, gas exportations are authorized in the Neuquina and Austral basin (i) during the non-winter season (between October 2023 and April 2024) for up to 9 MM m3/d in the Neuquén basin and for 2 MM m3 / day in the Austral basin; and (ii) during the winter season for up to 3 MM m3/d in the Neuquén basin. See “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

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

Our failure to comply with our investment commitments could negatively affect our operational results

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

Our estimated oil and gas reserves are based on assumptions that may prove inaccurate

We estimate our oil and gas reserves at least once a year. Our oil and gas reserves estimation as of December 31, 2024 was audited by GaffneyCline, as the Independent Reserves Engineers Firm, based on in its year-end Reserves Report. Although classified as “proved reserves,” the reserves estimates set forth in the Reserves Report are based on certain assumptions that may prove inaccurate. The Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to the guidelines described in the Reserves Report, future expenditures and other economic assumptions (including interests, royalties and taxes) provided by us.

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

We are exposed to contractions in the crude oil and natural gas demand and to contractions in the demand for any of their by-products

Crude oil and natural gas demand are highly influenced by economic activity and growth locally and globally. While demand increased in the past, it has also experienced significant contraction and is subject to future volatility. Crude oil by-products demand may also contract under certain conditions, particularly during economic downturns. According to the latest OPEC estimates in February 2025, global demand for crude oil is expected to increase by 1.45 million barrels per day during 2025.

A further contraction in demand or the maintenance of current demand levels for long periods of time could negatively affect our results of operations.

Risks Relating to Our Generation Business

There are electricity transmission constraints in Argentina that may affect the dispatch of our plants and the commercialization of the capacity and energy generated by us, which could materially adversely affect the financial results of our generation business

During certain times of the year, more electricity can be generated than can be transmitted. Consequently, our dispatch may be affected. We cannot make any assurance that required investments will be made to increase the capacity of the transmission system. As a result of lower dispatch, our generation business may record lower operating profits than we anticipate, which could adversely affect our consolidated operational results and financial condition and the market value of our shares and ADSs. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

We could be adversely affected by sudden increases in energy demand given current levels of power generation and difficulty in increasing the capacity of generation and transmission companies in the short or medium term

Until 2016, the increase in electricity demand was greater than the structural increase in electricity generation, transmission and distribution capacities, which led to power shortages and disruptions, on certain occasions. A sustained increase in electricity demand could generate future shortages. In addition, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. Although there were several investments in generation during the following years, which increased the installed capacity, the highest density of investments was concentrated in the Greater Buenos Aires area. It is still necessary to make several investments in the transmission and distribution system to guarantee the delivery of electricity to the users and reduce the frequency of interruptions.

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

Additionally, the dispatch scheme established as a consequence of Plan Gas.Ar which divided the dispatch of thermal generators in five categories according to the source of the natural gas supply was recently abrogated. According to SE Resolution N0 21/25, power generators may, as from March 1, 2025, supply its own fuels and their dispatch will be conditioned to their “Variables Production Cost” (“Costo Variable de Producción” or “CVP”). Consequently, our power plants dispatch may be affected. Such modifications or any other modifications or any other measures may result in a lower dispatch of our generators, and our generation business may record lower operating profits than we anticipate and, in turn, such modifications could adversely affect our operational results and financial conditions. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

New measures encouraging renewable and nuclear energy generation projects may affect our generation sales

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

On December 20, 2024, President Javier Milei announced the “Argentine Nuclear Plan”, outlining a policy agenda that would construct new nuclear reactors across the country in a bid to fuel energy-intensive artificial intelligence projects. An increase in nuclear energy production could potentially impact our generation sales.

Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas (and other fuels), and fluctuations in the supply or price of gas could materially adversely affect our operational results

The supply or price of gas used in our generation business has been and may from time to time continue to be affected by, among others, the availability of gas in Argentina, our ability to enter into contracts with local gas producers and gas transportation companies, and the need to import a larger amount of gas at a higher price than the price applicable to domestic supply in the event of a shortage in domestic production. In addition, in December 2023, through Decree No. 55/23, the Argentine Government declared the emergency of the National Energy Sector regarding generation, transportation and distribution of electric power, as well as transportation and distribution of natural gas until December 31, 2024. Decree No. 1023/24 extended the emergency and its associated actions until July 9, 2025.

Several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity. If we are unable to purchase gas at prices that are favorable to us, if the supply of gas is reduced or if CAMMESA does not provide gas to our generation facilities, our costs could increase or our ability to profitably operate our generation facilities could be impaired. Moreover, WEM supply agreements under Energía Plus and SEE Resolution 287/17 also require that the generator covers its fuel supply. Although our generators have agreed to assign their natural gas supply to cover such obligations to CAMMESA, such assignment is expected to terminate on November 1, 2025. Moreover, SE Resolution No 21/25 enables certain generators to supply its own fuels. If we cannot guarantee our fuel supply, penalties under such supply agreements may apply, which, together with a lower production of the relevant generation units, could adversely affect our operational results. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

Any disruption or inability to acquire the necessary fuels for our generation business could, in turn, materially adversely affect our operational results and financial condition and the market value of our ADSs.

Penalties may be applied under our energy supply agreements with CAMMESA, which may adversely affect the revenues derived from such contracts or from our generation units

We have executed several energy supply agreements with CAMMESA in which a breach of our commitments allows CAMMESA to apply penalties to us that may adversely affect the revenues derived from such contracts, such as: (i) a breach of the availability commitments set forth in our WEM supply agreements under SE Resolution No. 220/2007, SEE Resolution No. 21/2016, SEE Resolution 287/17 and SE Resolution 59/23 allows CAMMESA to apply penalties to us that may adversely impact the revenues derived from such agreement, which in turn may adversely affect our results or reduce the capacity payments under the relevant PPA; and (ii) a breach of the energy delivery commitments set forth in PEA’s PPA allows CAMMESA to apply penalties that may adversely impact the revenues derived from such agreements and, ultimately, result in the obligation to sell the assets involved in the operation of the wind farm, which in turn may adversely affect our results. See “Item 4. Our Generation Business—Renewable Energy” and “Electricity Regulatory Framework”.

Penalties and or other sanctions may be applied for breaches to applicable regulation or for not having in a timely manner the required permits for the operation of our generation units and authorizations for new power generation, which may adversely affect the availability and revenues derived from our generation units and delay the estimated entry into commercial operations of new projects

Our generation units are subject to an extensive regulation from local, provincial and national authorities. A breach to such regulation or to obtain and keep in a timely manner the relevant permits and authorizations may result in fines and other sanctions which could affect our operational results if they were to be imposed. Also, our expansion projects require several permits and authorizations to be obtained at scheduled dates in order to accomplish entry into commercial operations at the estimated dates. In the past, we experienced several delays from relevant authorities in the issuance of such permits and authorizations. We cannot assure you that, even when fulfilling all and any legal requirements, the relevant permits would be granted as scheduled. Delays in the entry into commercial operations may result in penalties, loss of dispatch priorities, loss of sales and increased costs and payments, which would affect our operational results. Likewise, we cannot assure you that new environmental protective regulation would not prevent us from obtaining the relevant permits and authorizations for the development of new projects.

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

Moreover, PEPE II, PEPE III, PEPE IV and PEPE VI depend on their ability to have their estimated energy generation fully contracted with WEM Large Users and for each project to maintain its priority dispatch. If a project loses its priority dispatch, its ability to contract its energy generation could be impaired. Moreover, if the energy generation is not contracted with WEM Large Users, then such energy will be remunerated according to the spot market remuneration scheme, which establishes lower prices. The ability to contract the projects’ energy generation may also be impaired by regulatory measures taken by CAMMESA or the relevant authorities. For example, measures that affect WEM Large Users to exit the “Group Purchase Mechanism” (Mecanismo de Compra Conjunta), a mechanism by means of which WEM Large Users may comply with their statutory obligations to purchase renewable energy from CAMMESA, would result in lower demand for renewable energy from MAT ER projects and, therefore, potentially affect our operational results.

Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by hydrological conditions, which could, in turn affect our operational results

Prevailing hydrological conditions could adversely affect the operations of our hydroelectric generation plants owned by HINISA, HIDISA and HPPL, in several ways which we cannot fully predict. Hydrological conditions since 2006, the year in which our units recorded the greatest intake to date, have been poor. The worst conditions were registered in 2014, in which the water intake at HINISA and HIDISA available for electricity generation was 62% and 64% lower, respectively, as compared to 2006. A prolonged continuation of poor conditions could force the Argentine Government to focus its generation efforts on the use of other sources of electricity generation. In the event of electricity shortages, the Argentine Government could mandate the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption; the Argentine Government could also mandate increased production from thermal plants that use fossil fuels as their generation sources and preserve the available water resources for future electricity generation. Although such a shift in production could benefit our thermal generation plants, it would negatively affect our hydroelectric plants, and any mandated reduction in electricity generation or consumption could reduce revenues in our generation business and lead to a decline in our consolidated operational results, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

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

We may face extra costs due to the termination of the concession agreements for HINISA and/or HIDISA that are expected to occur on June 1, 2025

The initial Concessions Agreements of HINISA and HIDISA terminated on June 1 and October 19, 2024, respectively. As from such dates we have been operating the facilities under a one-year term extension provided for in each concession agreement. The National Government has extended the term of the Comahue hydroelectric concessions through the issuance of a decree calling for the relevant concessionaries to adhere to an additional one-year term extension while taking the necessary measures to call for tenders to settle new concessions.

On the other hand, the Province of Mendoza, created a new corporation “Hidroelectricidad Mendocina” to be the future owner of the Nihuiles assets once we have reverted the assets.

In the case of HPPL, the concession is expected to expire in the year 2029. We cannot assure that, when the concession expires, we will be able to renew such concession. Moreover, it is expected that in the reversion of the assets, we would incur in extra costs and investments, which may have an adverse effect on our operational results.

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

Our profits may be affected by our failure to fulfill the requirements of the Energy Plus Program or by the modification or the cancellation of such program.

If we do not comply with the requirements of the Energy Plus Program (SE Resolution No. 1281/2006), the non-compliant party would have to sell the production on the spot market, and also, eventually, under the remuneration scheme applicable to the spot market, which could affect our revenues. In October 2015, CAMMESA issued Note No. B-102407-4, pursuant to which it mandated us to sell our uncommitted production under the Energy Plus Program to the spot market under the current spot market price scheme established.

The recent enactment of SE Resolution No. 21/25 establishes a deadline for the execution of new contracts or the renewal of supply agreements under Energy Plus Contracts, therefore, it is expected that such market will come to an end upon the termination of such contracts. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

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

We may face competition in the electricity sector and related industries

Numerous strong and capable participants characterize the power generation markets in which we operate, many of which may have extensive and diversified developmental or operating experience and financial resources similar to or significantly greater than ours. An increase in competition could cause reductions in prices and increase acquisition prices for fuel, raw materials and existing assets and, therefore, adversely affect our results of operations and financial condition. Recently the SE has sent to AGEERA, ADEERA; ATEERA and AGUERA certain “Guidelines” for the progressive normalization of the WEM (the “Guidelines”) in which it outlined various measures to be implemented to promote and encourage competition. We cannot assure that the final measures to be approved will not affect our market share and our ability to conduct business in a new WEM.

Moreover, we and our competitors are connected to the same electrical grid that has limited capacity for transportation, which, under certain circumstances, may reach its capacity limits. Therefore, new generators may connect, or existing generators may increase, their outputs and dispatch more electric power to the same grid that would prevent us from delivering our energy to our customers. In addition, the Argentine Government might not make the necessary investments to increase the system’s capacity. In fact, the Argentine Government is studying several mechanisms to promote transportation investments to be funded by the private sector. The funding parties would be granted reserved transportation capacity.

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

If in the future we are not in a position to renew our PPAs or execute new PPAs, or if such PPAs are unilaterally modified or resolved, or if any other measures are adopted by the Argentine Government in relation to the PPAs or the energy sector in general, our results of operations and financial condition could be affected

We have executed several energy supply agreements with CAMMESA under SE Resolution No. 220/2007, SEE Resolution No. 21/2016, SEE Resolution 287/17 and Renovar Programs. In 2021 and 2022, three PPAs expired and were not renewed. Consequently, energy not committed under sales contracts with CAMMESA will be remunerated at the Spot market. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”. We cannot assure you that we will be in a position to renew our PPAs or execute new PPAs, or that such PPAs will not be unilaterally modified or resolved or that certain other regulations or measures that may be adopted by the Argentine Government in connection with the electricity regulatory framework will not have a material adverse effect on our business, operational results and financial condition.

Electricity demand may be affected by price increases, which could lead power generators to record lower revenues

Since 2002, electricity demand in Argentina has grown significantly, driven mainly by the relatively low cost, in real terms, of electricity for consumers due to subsidies from the Argentine Government. The current administration (for more information see “The policies or measures adopted by the Argentine Government from time to time may adversely affect the Argentine economy and the sectors in which we operate”) has stated that one of its main goals is to reduce public expenditure, applying a zero deficit policy. This may result in electricity subsidy cuts and, consequently, tariffs increases. See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”. We cannot guarantee that the measures or regulations adopted in the future by the Argentine Government in relation to tariffs could not have a significant adverse effect on our business, our operational results and our financial situation, or that a new public emergency law will not be sanctioned in the future. We cannot assure you that the regulatory obligations to which the Company is subject will not be further increased, including, but not limited to, higher taxes, unfavorable alterations in rate structures and other regulatory obligations, compliance with which could increase our costs and have a direct negative impact on the results of our operations and our financial condition.

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

Our power generation assets –especially our hydroelectric units and our wind farms – may be affected by severe meteorological events which may lead to their outage, a conditional operation, or damages that may require extended measures and works

Our power generation assets –especially our hydroelectric units and our wind farms – may be affected by severe meteorological events which may lead to their outage, a conditional operation, or damages that may require extended measures and works. In January 2025, an unprecedented storm stroke the Cañon del Atuel where HINISA’s assets are located, which caused a flood that gravely affected our power generation units in Nihuil II and III. It also destroyed the roads to access the sites. While the national and provincial agencies are reconstructing the access roads, there are still constraints to access the sites and start with the cleaning and remediation activities. The units are still out of service.

We cannot assure that events as the one described above will not happen again in our generation assets and consequently cause their outage and impact our revenues or generate extra costs for their entry into service.

Risks Relating to our Shares and ADSs

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs

Previous national administrations have established restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Conversion of dividends, distributions, or the proceeds from any sale of shares from Pesos into U.S. Dollars, as well as the transfer of those funds abroad, is limited (see “Item 10. Additional Information—Exchange Controls”). Future restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad. Also, certain of our indebtedness includes covenants limiting the payment of dividends. The current administration promised it will abolish all currency restrictions after taking office but, as of the date of this report, such restrictions still remain. We cannot assure you that the Argentine Government will not take similar measures in the future. In such a case, the depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid. In addition, any future adoption by the Argentine Government of restrictions on the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely affect the market value of our shares and ADSs.

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

Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes in 2024. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to become a PFIC in 2025 or in future taxable years. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may be a PFIC in the current or a future year. In particular, because the value of our assets may be determined for purposes of these tests by reference to the market price of our common shares or ADSs, fluctuations in the market price of our common shares or ADSs may cause us to become a PFIC.

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

In July 2016, we acquired from Petrobras all of the shares of Petrobras Participaciones S.L, which in turn owned, at such time, 67.2% of the shares of Petrobras Argentina (the “Acquisition”). Since the Acquisition, we started a corporate reorganization process and have merged certain subsidiaries into Pampa, including, among others, Petrobras Argentina, Petrolera Pampa, CTG, CTLL and CPB, by way of absorption, with Pampa as the surviving company. The respective Shareholders’ Meetings approved the mergers and the CNV granted its administrative consent to the mergers, which were registered with the IGJ. Moreover, in 2024, the Board of Directors approved the merger between Pampa as the surviving company, and part of CISA’s assets, effective from January 1, 2024. On April 29, 2024, the respective Shareholders’ Meetings approved the merger. As of the date of this annual report, IGJ’s approvals are still pending.

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

For a description of our strategic divestments, see “Item 4. Information on the Company— Our Business—Relevant Events— Strategic Divestments.”

OUR BUSINESS

Overview

We are an Argentine energy company, participating mainly in the production of oil and gas and power generation. As of December 31, 2024, we and our joint ventures and affiliates are engaged in the generation and transmission of electricity, exploration, production, commercialization and transportation of oil and gas, and production of petrochemical products:

Note: As of December 31, 2024. Numbers are rounded, so they may not sum up. CTEB, Transener and TGS are affiliates, which under IFRS are not consolidated in the financial statements. 1) Average 2024 production. It includes 0.9 kbbl of crude oil produced in Gobernador Ayala, assigned to Pluspetrol in October 2024.2) It includes 847 MW at CTEB.

Oil and Gas. We are engaged in the oil and gas business through the exploration and exploitation of direct interests blocks located in Argentina, with operations in 11 production blocks, 2 exploratory blocks and 688 productive wells. The Company is the fifth-largest gas producer with 9% of the country’s gas output and the third-largest shale gas producer with 8% market share.

•	As of December 31, 2024, our combined crude oil and natural gas proved reserves amounted to approximately 231.2 million boe, 55% of which were proved developed reserves. Natural gas accounted for approximately 93% of our combined proved reserves and liquid hydrocarbons for 7%. 57% of our combined proved reserves come from shale formations, mainly in Sierra Chata, El Mangrullo and Rincón de Aranda; and

•	As of December 31, 2024, our combined oil and gas production in Argentina averaged 78.2 thousand boe per day. Crude oil accounted for approximately 4.8 thousand boe per day, while natural gas accounted for approximately 73.4 thousand boe per day.

Our oil and gas business segment recorded U.S.$730 million in revenue and an operating profit of U.S.$69 million for the fiscal year ended December 31, 2024.

For more information about our Oil and Gas Business, please see “Item 4. Our Oil and Gas Business”.

Generation. Our generation installed capacity reached approximately 5,472 MW as of December 31, 2024, which represents approximately 13% of Argentina’s installed capacity.

Our generation business segment recorded U.S.$672 million in revenue and an operating profit of U.S.$204 million for the fiscal year ended December 31, 2024.

For more information about our Generation Business, please see “Item 4. Our Generation Business”.

Petrochemicals. We are engaged in the petrochemicals business through two plants that are entirely based in Argentina and produce styrene, styrene butadiene rubber and polystyrene, with a domestic market share of 100%, 93% and 98% (per Company estimates), respectively as of December 31, 2024.

Our petrochemicals business segment recorded U.S.$516 million in revenue and an operating profit of U.S.$43 million for the fiscal year ended December 31, 2024.

For more information about our Petrochemicals Business, please see “Item 4. Our Petrochemicals Business”.

Holding and Other Business. We also hold other interests, including:

•	a 25.5% co-controlling interest in TGS, the country’s largest gas transportation company, owning and operating 9,248 km of gas pipelines, a natural gas liquids processing plant, General Cerri, with a production capacity of over 1 million tons/year, and a gathering pipeline and gas treatment plant located in Vaca Muerta, province of Neuquén, which provides unregulated midstream services;

•	a 26.33% co-controlling interest in Transener. Additionally, Transener holds a 100% interest in Transba. As of December 31, 2024, our electricity transmission operations covered approximately 22.4 thousand kilometers of high voltage transmission lines, representing approximately 86% of the high-voltage system in Argentina;

•	a 100% interest in OCP Ltd., a company that controlled OCP S.A., a former licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day. OCP S.A.’s concession expired on November 30, 2024. For more information, see Relevant Events – Oil and Gas - Acquisition of Shares in OCP Ltd. and Termination of the Concession;

•	a 70% interest in Enecor S.A., an independent electricity transmission company that provides operation and maintenance services, by subcontracting Transener, for 21 km of 132 kV double-triad electricity lines, from the Paso de la Patria transforming station, in the Province of Corrientes. Such services are provided under a 95-year concession, which is due to expire in 2088; and

•	a 11.11% interest in VMOS related to the “Vaca Muerta Oil Sur Project” for the construction, development, and operation of an oil pipeline approximately 437 km in length, from Allen to Punta Colorada, in the Province of Río Negro. Pampa will have a transportation, storage, and dispatch capacity of 50,000 barrels per day.

Our holding and other business segment recorded U.S.$65 million in revenue and an operating profit of U.S.$124 million for the fiscal year ended December 31, 2024.

For more information about our Holdings and Others Business, please see “Item 4. Our Holdings and Others Business”.

Relevant Events

Oil and Gas

Sale of Gobernador Ayala

On September 13, 2024, in response to an offer received from a third party, Pluspetrol S.A. (the operator) decided to exercise its preemptive right, as stipulated in the Joint Operating Agreement, and acquire our 22.51% undivided interest in the rights and obligations of the hydrocarbon exploitation concession and the joint operating agreement over the Gobernador Ayala area. The participation in the Gobernador Ayala area contributed only 1.2% of the Company’s total hydrocarbon production during the third quarter of 2024. On October 21, 2024, the transaction was closed for a base price of U.S.$ 23 million.

Participation of the Company in the Vaca Muerta Oil Sur Project

On December 16, 2024, we confirmed our participation in the “Vaca Muerta Oil Sur Project” as shareholder of VMOS along with YPF, Vista Energy Argentina S.A.U., and Pan American Sur S.A., Pluspetrol S.A., Shell Argentina S.A. and Chevron Argentina S.R.L. as Class A shareholders and Gas y Petróleo del Neuquén S.A. as Class B shareholder. We currently hold a 11.11% stake in VMOS, which may vary depending on the entry of other shareholders into the project.

VMOS will develop an investment project consisting of the construction, development, and operation of a pipeline approximately 437 km in length, running from Allen to Punta Colorada in the Province of Río Negro. The project will include a loading and unloading terminal with interconnected monobuoys, a tank farm, and ancillary facilities associated with these assets to export crude oil and liquids via very large crude carriers, known as VLCCs.

The project will demand an estimated investment of U.S.$3 billion, funded through shareholders’ contributions and external financing. We have secured a take-or-pay transportation contract for 50 kbpd, including storage and dispatch capacity. On November 15, 2024, VMOS submitted an application to join the “Incentives Regime for Large Investments” (“RIGI”), in accordance with the Bases Law and Regulatory Decree No. 749/2024, as amended or supplemented from time to time, to be considered a Strategic Long-Term Export Project. Vaca Muerta Oil Sur Project RIGI’s application was approved on March 21, 2025 by the Ministry of Economy’s Resolution Nº 302/2025.

VMOS will streamline crude oil evacuation and exports from the Vaca Muerta formation, and specifically, for us, from the Rincón de Aranda area, reduce logistics costs, open new markets for Argentine oil, increase foreign currency inflows, create employment opportunities and expand our firm transportation capacity.

FLNG Project

On January 15, 2025, we acquired a participation in a floating liquefied natural gas project in Argentina, including the posting of the floating liquefied gas vessel “Hilli Episeyo” and the construction of all the required additional facilities in the San Matías Gulf, in the Province of Río Negro (the “FLNG Project”), together with Pan American Energy S.L., Golar FLNG Holding Company Limited, YPF and Harbour Energy. The vessel is expected to start operating on September 2027. Our share in the company that will undertake the FLNG Project, SESA, is 20%.

SESA has submitted the application to adhere to the new RIGI, in accordance with Law 27,442, Regulatory Decree No. 749/2024, and other regulations that may amend and/or complement them, to be considered a Strategic Long-Term Export Project.

The FLNG Project is strategic to monetizing our Vaca Muerta reserves, placing Argentina within the liquefied natural gas global market, and boosting foreign currency inflows, job creation, and the domestic supply chain.

Acquisition of Shares in OCP Ltd. and Termination of the Concession

On August 30, 2024, we acquired 36% of OCP Ltd, in which we already held 64% of the capital, for a price of U.S.$ 23 million, thereby increasing our indirect stake to 100%. As a result, we indirectly gained control of 100% of OCP S.A.

OCP Ltd. held the whole capital stock and voting rights of OCP S.A., which operates the main private oil pipeline in Ecuador, which extends for 485 kilometers and transports an average of 150,000 barrels per day of Ecuadorian crude oil—approximately 30% of the national production—and 10,000 barrels per day of Colombian crude oil.

The expiration of the pipeline concession was initially scheduled for January 20, 2024, considering the extension of the term due to the suspension of contractual obligations resulting from force majeure events. On this date, OCP Ltd. was expected to transfer and deliver all shares of OCP S.A. to the Ecuadorian State at no cost, along with the titles and rights to the pipeline’s assets. To facilitate this process, a “Transition Committee” was established in 2023 in accordance with the Construction and Operation Contract signed in 2001.

However, successive extensions of the concession term were granted by the Ministry of Energy and Mines of Ecuador during 2024 —which extended the term first until July 31, 2024, then until August 19, 2024 and lastly until November 30, 2024, and on that date, all shares of OCP S.A. were transferred and delivered to the Ecuadorian State at no cost, along with the titles and rights to the pipeline's assets, all in accordance with the pipeline concession contract.

Generation

Commissioning of PEPE VI

In preparation for the commissioning of the PEPE VI wind turbines, SE authorized the private use of the 500 kV interconnector (Res. SE No. 82/24) and ENRE granted access to transmission capacity (Res. ENRE 384/24). In addition, in July and August 2024, 10 Vestas wind turbines of 4.5 MW each were commissioned, for a total capacity of 45 MW.

In September 2024, 7 additional wind turbines were commissioned at PEPE VI, totaling 31.5 MW, and on October 22, 2024, another 4 wind turbines were added, totaling 18 MW.

The installation of all aerogenerators and civil works was completed in October 2024, and the entire installed capacity of 140 MW was commissioned in November 2024. With this investment of approximately U.S.$250 million, Pampa has a wind power capacity of 427 MW, positioning itself as one of the leading renewable energy producers in the country.

Hydroelectric concessions termination

On June 4, 2024, we announced the beginning of a 12-month transition period for the concession held by HINISA, in which we hold a 52.04% stake. On June 11, 2024, we announced that the transition period was modified and reduced to 6 months. HINISA’s concessions, granted by the Province of Mendoza and the National Government for the use of water resources and electric power generation, were originally set to expire on June 1, 2024. The Province of Mendoza, through Decree No. 1,021 issued on May 27, 2024, and the National Energy Secretariat, via Resolution RESOL-2024-83-APN-SE#MEC and RESOL-2024-98-APN-SIYC#MEC, have both established a twelve-month transition period effective from June 1, 2024, during which HINISA will continue to manage the hydroelectric complex, with designated observers from the provincial government.

The concessions for HINISA expired on November 30, 2024. On November 29, 2024, the SE extended the transition period for 6 months. The new expiration date is June 1, 2025.

In the case of HIDISA, its concession expired on October 19, 2024. These concessions include one granted by the Province of Mendoza for the use of water assets and resources and another grated by the Argentine Federal Government for electricity generation. We hold 61% of HIDISA’s share capital.

On October 18, 2024, the Province of Mendoza, through Decree No. 2,096/24, established a 12-month transition period, with the provincial Undersecretary of Energy and Mining appointed as supervisor. Similarly, the Secretariat for the Coordination of Energy and Mining of Argentina, through Resolution No. 1/24, established a transition period until June 1, 2025, and designated the national Subsecretariat of Electric Energy as the supervising authority.

Modification of the order of payment of CAMMESA

Resolution SE No. 34/24 modified the order of payment of economic transactions in the MEM, establishing that the transmission concessionaires have priority in the order of payment in relation to the generation concessionaires of the MEM.

Payment agreement with CAMMESA

On May 27, 2024, an agreement was entered into with CAMMESA instrumenting the exceptional, transitional and unique payment system established in SE Resolution No. 58/24 for the balance of WEM’s unpaid economic transactions. Thus, the December 2023 and January 2024 transactions were canceled through the delivery of government securities (BONO USD 2038 L.A.). The February 2024 transaction was paid in cash with funds available in CAMMESA and transfers made by the Federal Government. In all cases, payments were made without interests. We received Bonds for Ps. 73,776 million FV (U.S.$ 82.6 million) and Ps. 51,473 million in cash (U.S.$ 57.8 million) and recorded Ps. 46,485 million (U.S.$ 53.5 million) impairment in CAMMESA’s receivables considering the received instrument’s market value and the non-recognition of interest under the described cancellation methodology.

Contingency and Forecast Plan for Energy Supply in Critical Months

The SE, through Resolution No. 294/24, established a "Contingency and Forecast Plan for Critical Months of the Period 2024/2026" with the aim of avoiding, reducing or mitigating the critical energy supply condition for the critical days of the period 2024/2026. The plan identifies different measures for different segments of the industry.

With regard to electricity generation, it includes an accession scheme that recognizes an additional, complementary and exceptional remuneration, based on the available power and generation, that promotes the availability of thermal generation plants in the critical months and hours, effective from December 2024 to March 2026. This additional compensation may be extended by the Subsecretary of Electrical Energy for 12 additional months, subject to the presentation of a maintenance program for each generating unit.

The remuneration scheme provides (i) a remuneration per capacity of U.S.$ 2,000/MW-month, adjusted by a criticality factor that takes into account the node where the generating unit is located and the actual availability of the unit during the most critical hours, and 50% of this remuneration for the power in excess of the committed power; and (ii) a remuneration for the energy generated during the most critical days and hours, also adjusted by the criticality factor, which varies between U.S.$ 3.4/MWh and U.S.$ 10.5/MWh, depending on the fuel used and the generation technology.

On the other hand, CAMMESA will implement an exceptional dispatch procedure that will allow the strategic use of generation units to reduce the risk of supply restrictions during peak consumption periods. Such a procedure may include the possibility of reserving the dispatch of the remaining operating hours of those units that are nearing the end of their useful life, in order to allow their use during periods of maximum demand by the SADI.

Within the framework of these regulations, on 20 November 2024, Pampa expressed its adherence to the Commitment to Improve Power Availability and Reliability for the Thermal Power Plants CPB, CTG, CT Piquirenda, CTLL, CTGEBA and Ecoenergía, effective from 1 December 2024 until 31 March 2026, for a maximum amount of U.S.$ 26,275,612.

Updates for the spot remuneration scheme for capacity not covered by contracts

SE Resolutions No. 9/24 and No. 99/24 updated the remuneration values for spot generation, establishing an increase of 73.9% and 25%, respectively, regarding the economic transactions of February and June 2024.

In addition, SE Resolutions No. 193/24, No. 233/24 and No. 285/24 and SCEyM Resolution 20/24 established further increases of 3%, 5%, 2.7% and 6% regarding the economic transactions of August, September, October and November 2024, respectively. Subsequently, Resolution 387/2024 established a 5% increase for December 2024 and Resolution 603/2024 a 4% increase for January 2025. Currently, Res. 27/2025 provides for a further increase of 4% for February 2025.

Changes in the electricity regulatory framework

The Bases Law established guiding principles to modify the electricity regulatory framework in order to guarantee free contracting in the MAT, the promotion of investments, etc. The Bases Law also established principles to modify the electricity regulatory framework in order to guarantee free contracting in the MAT, the promotion of investments, etc.

On 28 January 2025, Resolution SE No. 21/25 was published, which established various modifications to the current dispatch regulation and the functioning of the MEM Term Market (MAT). Many of the aspects introduced by the resolution require future detailed regulations and/or clarifications for their implementation. For more details see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

On January 28, 2025, the SE issued Resolution No. 21/25, introducing regulatory changes to the MAT and the MEM. Implementation of these changes will require additional rulemaking and/or clarifications. The most significant aspects include:

•	Thermal, hydro, and nuclear units commissioned from January 1, 2025, as well as generators procuring their fuel through new infrastructure, are exempt from the contracting suspension in the MAT.
•	As of October 31, 2025, new or renewed Energía Plus contracts will not be permitted. Existing contracts will remain valid until their expiration, after which the Energía Plus program will be discontinued. Power plants operating under this scheme will then transition to market mechanisms defined by the SE as part of the MEM normalization process.
•	The electricity dispatch and gas allocation scheme for power generation, established by Resolution SE No. 354/20, was repealed effective as of February 1, 2025. This scheme had prioritized dispatch based on ENARSA’s contract obligations with Bolivia and the Plan Gas. A new dispatch criterion took effect on March 1, 2025, allowing generators that choose to procure their fuel to compete based on declared variable costs once CAMMESA has allocated the ToP volumes under Plan Gas. This change may impact the balance between ToP and DoP commitments under Plan Gas.

•	Starting on March 1, 2025, generators selling spot energy can supply their fuel, with recognized costs based on declared and accepted reference prices and variable costs, including freight, transportation, natural gas distribution, and taxes. CAMMESA will continue to centralize fuel procurement for PPAs under Res. SE No. 220/07, 21/17, and 287/17, acting as the fuel supplier of last resort.

On January 28, 2025, the SE instructed CAMMESA to publish guidelines for the evolution of the MEM, including structural adjustments and changes to power remuneration schemes. CAMMESA posted these reports on its website, granting a 30-day period for MEM Agent Associations to submit feedback. CAMMESA will then assess the impact of the modifications and submit its recommendations to the SE, which will define transitional regulations for adapting the MEM. These changes are expected to take effect on November 1, 2025, overlapping with the start of the 2025-2026 summer period.

We are currently assessing these regulatory developments and awaiting further clarifications from the SE. For more information on the aforementioned regulatory changes, see “Legal And Regulatory Framework And Relationship With The Argentine Government.”

Energy Plus Market

SE Res. 21/25 limits the extension and/or submission of new contracts. The rule is not clear on the deadline, but it could be argued that it would be extended until November 31, 2025. Once the contracts to be included and those already in force have been terminated, the Energy Plus market would cease to exist and the plants authorized under this regime would have to market their electricity and energy under the market rules to be defined by the SE as part of the MEM normalization process.

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

Organizational structure

The following chart sets forth our corporate structure as of December 31, 2024. See “Exhibit 8.1. List of subsidiaries, Joint Ventures and Associates of Pampa Energía S.A.” We have no significant subsidiaries.

PAMPA ENERGÍA
52.04%
Hidroeléctrica Los Nihuiles
61%
Hidroeléctrica Diamante
50%
C.T. Barragán
100%
Pampa Energía Bolivia[2]
50%
CIESA
50%
CITELEC
14.08%
VMOS S.A.
70%
Enecor
2.1%
Oleoductos del valle
100%
Vientos de Arauco Renovables
2.4%
97.6%
Generación Argentina
52.65%
Transener
100%
Pampa Inversiones
1.4%
0.8%
1.6%
0.9%
Termoeléctrica José de San Martín[1]
2.8%
Termoeléctrica Manuel Belgrano[1]
3.2%
100%
Vientos Solutions Argentina
99.96%
0.04%
Pampa Energía Chile
25.44%
3.84%
Comercializadora e Inversora[3]
70.72%
100%
Transba
10%
Unblock LLC
0.01%
99.60%
0.4%
99.99%
Autotrol Renovables
Pampa Energía Soluciones
51%
TGS
100%
TGS - Sucursal Dedicada 1
99.98%
0.02%
Telcosur
100%
CTG Energía
49%
Gas Link
100%
Energía e Inversiones
93.85%
6.15%
Pampa Bloque18
100%
Pampa Ecuador
100%
Ecuador Pipeline Holdings Limited
100%
Petrolera San Carlos
20%
Petrolera Mata
81.83%
14.15%
Oleoducto de Crudos Pesados LTD
4.02%
65%
Cía. Anónima Mixta San Carlos

[1] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust. [2] Comercializadora e Inversora and Generación Argentina hold each 0.00003% of Pampa Energía Bolivia. [3] The company is undergoing a process of split-merge with an effective date starting from 1/1/2024.

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

As of December 31, 2024:

•	our combined crude oil and natural gas proved reserves were 231 million boe, 55% of which were proved developed reserves. Natural gas accounted for approximately 94% of our combined proved reserves and liquid hydrocarbons for 6%; and
•	our combined oil and gas production in Argentina averaged 78.2 thousands of boe per day. Crude oil accounted for approximately 4.8 thousands of boe per day, while natural gas accounted for approximately 440 million standard cubic feet per day, or 73.4 thousands of boe per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent.

During 2024, according to the SE, gas gross production in Argentina decreased by 5% (4.9 billion cubic feet per day on average), whereas oil gross production increased 11% at 702.6 thousand barrels per day (on average). For December 2024, according to the SE, our consolidated oil and gas production accounted for approximately 0.19% and 9% of total oil production and gas production in Argentina, respectively.

Key Information Relating to Oil and Gas

As of December 31, 2024, we had interests in 13 areas, joint operations (UTEs) and agreements in Argentina: 11 oil and gas production areas and 2 exploration blocks located within exploration areas or pending authorization for production, excluding Rio Limay Este, in process of relinquishment. As of December 31, 2024, we were directly the contractual operator of 6 of the 13 blocks in which we hold equity interest.

Acreage

As of December 31, 2024, our total production and exploration acreage, both gross and net, was as follows. The table includes the total production and exploration acreage by the Company, joint operations and associates.

	Acreage
	Production (1)		Exploration (2)
	Gross(3)	Net (4)	Gross(3)	Net (4)
	(in thousands of acres)
Argentina	1,281	429	65	57

(1) Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage. (2) Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced, plus areas that are not in the development stage. (3) Does not include Río Limay Este area, which is in process of relinquishment. (4) Adjusted at our working interest ownership in the gross acreage.

Productive Wells

As of December 31, 2024, our total gross and net productive wells were as follows. The table includes the total gross and net productive wells by the Company, joint operations and associates.

	Oil		Gas		Total (3)
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)

Argentina	272	96	416	226	688	321

Note: All figures have been subject to rounding, so figures shown as totals may not add up. (1) Refers to the number of wells completed. (2) Refers to fractional ownership working interest in gross productive wells. (3) Includes Oil and Gas productive wells.

Drilling Activities

In 2024, we carried out investment plans aligned with our reserves replacement and production goals, as a means to achieve sustainable growth. A development well, for purposes of the following table, is one that justifies the installation of permanent equipment for the production of oil or gas. A well is deemed to be a dry well if it is determined to be incapable of commercial production. “Gross wells drilled” in the table below refers to the number of wells completed during each fiscal year, regardless of the spud date, and “net wells drilled” relates to our fractional ownership working interest in wells drilled. This table includes wells drilled by the Company, joint operations and associates (includes our discontinued operations). The following table sets forth the number of total wells we drilled in Argentina and the results for the relevant periods.

	Year ended December 31,
	2024	2023	2022
	Argentina
Gross wells drilled:
Production:
Development wells:
Oil	1	9	31
Gas	18	35	35
Dry wells	-	-	-
Total	19	44	66

Exploration:
Discovery wells:
Oil	-	-	3
Gas	-	-	1
Dry wells	-	-	-
Total	0	0	4

Net wells drilled:
Production:
Development wells:
Oil	1	3	9
Gas	9	24	26
Dry wells	-	-	-
Total	10	27	34

Exploration:
Discovery wells:
Oil	-	-	1
Gas	-	-	-
Dry wells	-	-	-
Total	0	0	1

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

In 2024, our activity was focused on complying with the production commitments within the Plan Gas.Ar. The core of the activity was concentrated in the Neuquén Basin, mainly in El Mangrullo and Sierra Chata, where 3 wells were drilled in each, all of them being from shale reserves, and Río Neuquén with 10 wells drilled. As for oil, 1 well was drilled in Rincón de Aranda.

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

During 2024, our production was concentrated in three basins: Neuquén, San Jorge and Noroeste. In Argentina, we own 486,000 net acres, and in the Neuquén basin — the most important basin in the country in terms of oil and gas production —we own approximately 325,000 net acres (representing 67% of our total acreage). Our most important fields in the Neuquén basin are El Mangrullo, Sierra Chata, Río Neuquén and Rincón de Aranda. As of December 31, 2024, we lifted hydrocarbons from 688 productive wells in Argentina.

For the year 2024, our average daily production was 4,772 barrels of crude oil and 440 million cubic feet of natural gas. Oil production was maintained and gas production increased 21% compared to our 2023 average.

The following table sets forth our oil and gas production during 2024. Production figures represent our working interest in production (and are therefore net to the Company). In addition, the table includes our working interest in each field, operator and the expiration date of the concessions, in each case as of December 31, 2024. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions not granted as of the date of this annual report.

			2024 Production
Production Blocks	Location	Basin	Oil (1)	Gas (2)	Oil Equivalent (3)	Operator	Direct and Indirect Interest	Expiration

El Mangrullo	Neuquén	NQN	17	96,179	16,047	Pampa	100.00%	2053
Sierra Chata	Neuquén	NQN	83	40,505	6,834	Pampa	45.55%	2053
Río Neuquén	Neuquén/Río Negro	NQN	293	19,720	3,579	YPF	33.07%(4)/31.42%(5)	2027/2051
Rincón del Mangrullo (6)	Neuquén	NQN	8	2,691	457	YPF	50.00%	2052
Río Limay Este (Ex Senillosa)(7)	Neuquén	NQN	0	0	0	Pampa	85.00%	2040
Aguaragüe	Salta	NOA	52	1,582	315	Tecpetrol	15.00%	2037
El Tordillo	Chubut	CGSJ	552	153	577	Tecpetrol	35.67%	2027
La Tapera – Puesto Quiroga	Chubut	CGSJ	29	0	29	Tecpetrol	35.67%	2027
Gobernador Ayala (8)	Neuquén	NQN	319	0	319	Pluspetrol	22.51%	2036
Rincón de Aranda	Neuquén	NQN	329	0	329	Pampa	100.00%	2058
Veta Escondida	Neuquén	NQN	0	0	0	Pampa	55.00%	2027
Los Blancos	Salta	NOA	61	0	61	High Luck	50.00%	2045
Total			1,742	160,829	28,547

Note: All figures have been subject to rounding, so figures shown as totals may not add up (1) In thousands of boe. (2) Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumed in operations. In millions of cubic feet. (3) In thousands of boe. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent. (4) Province of Neuquén. (5) Province of Río Negro. (6) Does not include Vaca Muerta formation. (7) In process of relinquishment. (8) the Company sold the area in October 2024.

The following table sets forth the production of oil and gas in Argentina for the relevant periods:

	Year ended December 31,
	2024		2023		2022
Argentina	Oil (1)	Gas (2)	Oil (1)	Gas (2)	Oil (1)	Gas (2)

Río Neuquén	293	19,720	297	20,071	268	19,276
El Mangrullo	17	96,179	25	78,128	21	91,659
Sierra Chata	83	40,505	21	29,004	22	8,469
Other blocks	1,349	4,426	1,420	5,449	1,636	7,015
Total	1,742	160,829	1,762	132,652	1,948	126,419

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

(1) Oil production includes other liquid hydrocarbons. Amounts in thousands of barrels.

(2) Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumed in operations. Amounts in millions of cubic feet.

Exploration

Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. In Argentina, we own substantial acreage containing undeveloped unconventional reservoirs, including both tight and shale gas in the Neuquén basin. The following table lists our exploration blocks, joint operations and permits in Argentina as of December 31, 2024, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

			2024 Production
Blocks/UTE	Location	Basin	Oil kbbl	Gas mcf	Total kboe	Operator	Interest	Expiration
Parva Negra Este	Neuquén	NQN	0	14	2	Pampa	85,00%	2025
Las Tacanas Norte	Neuquén	NQN	-	-	-	Pampa	90,00%	2027

Total Exploration Blocks			0	14	2
Total Production			1,742	160,843	28,549

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

As of December 31, 2024, we held interests in approximately 65,000 gross exploration acres in Argentina.

Cost of Sales, Revenues and Price

Cost of Sales, Royalties and Depreciation

The following table sets forth our average cost of sales, royalties and depreciation cost in our oil and gas fields in each geographic area for the fiscal years ended December 31, 2024, 2023 and 2022. This table includes our net share of production, joint operations and associates.

	Year ended December 31,
Argentina	2024	2023	2022
	(in U.S.$ per barrel of oil equivalent)

Production cost	6	7	6
Royalties	3	4	4
Depreciation	8	7	5
Total	17	18	15

Revenues

The following table sets forth revenues for the oil and gas exploration and production business segment by geographic area for the fiscal years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022
Argentina
	(in millions of U.S.$)

Oil	127	121	136
Gas	591	534	500
Others	12	11	10
Total	730	666	646

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
Average price of sale for barrel of Oil and for million cubic feet of Gas	2024	2023	2022
Argentina
Oil (In U.S.$ per barrel of Oil)	73	69	70
Gas (In U.S.$ per thousand cubic feet)	4	4	4

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

Agreements are executed between producers (as sellers) and CAMMESA, gas distributors and ENARSA (as purchasers), with a 100% daily DoP and a 75% monthly ToP for CAMMESA and quarterly ToP for gas distributors and ENARSA. The awarded price is adjusted by the following factors: 0.82 in the summer period (October-April), and 1.25 (May-September) for the base volume. CAMMESA and ENARSA, as purchasers, pay the awarded price, whereas gas distributors pay the price set forth in the effective tariff scheme, with the difference being offset by the Federal Government. Moreover, the Federal Government has set a compensation support guarantee system based on tax credit certificates, notwithstanding other applicable mechanisms.

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

Oil

Regarding Oil deliveries, within the “Vaca Muerta Oil Sur Project”, we will hold a dispatch capacity of 50,000 barrels per day. For more information, see “Item 4. Our Business - Our Holding and Others Business – VMOS”.

Also, we have an agreement signed for 6,000 barrels per day in the “Proyecto Duplicar”, until the end of the Oldelval concession in 2037. For more information, see “Item 4. Our Business - Our Holding and Others Business – Oldelval”.

Reserves

We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X (Title 17 of the Code of Federal Regulations Part 210), proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The evaluation of our reserves covered the reserves located in areas operated and non-operated by the Company. The proved oil and natural gas reserves were estimated in accordance with Rule 4-10 of Regulation S-X and in accordance with the oil and gas reserves disclosure provisions of FASB Topic 932. GaffneyCline performed an independent audit of 98% of our estimated proved reserves as of December 31, 2024. We provided all information required during the course of the audit process to the satisfaction of GaffneyCline. See the Reserves Report by GaffneyCline, dated January 31, 2025, included as Exhibit 13.2 to this annual report. As of December 31, 2024, 2023 and 2022, 98%, 99%, and 97%, respectively, of our estimated proved oil equivalent reserves were audited by GaffneyCline.

As of December 31, 2024, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 231.2 million of oil equivalent barrels (boe), 17.2 million barrels of liquid hydrocarbons and 1,284.2 billion cubic feet, or 214.0 million boe, of natural gas, of which 1,255.9 billion cubic feet were estimated to be sales gas and 28.3 billion cubic feet were estimated to be consumed as fuel gas in operation (which are included in our total natural gas proved reserves). For variations of our reserves data, see Reserves Evolution below.

Liquid hydrocarbons and natural gas accounted for 7% and 93%, respectively, of our total proved reserves as of December 31, 2024.

 As of December 31, 2024, proved developed reserves of crude oil equivalent represented 55% of our total proved reserves of crude oil equivalent and we had proved reserves equal to approximately nine years of production at 2024 volumes.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas as of December 31, 2024, including joint operations and associates.

	Reserves as of December 31, 2024
Reserves Category	Crude oil, condensate and natural gas liquids (millions of barrels)	Natural Gas (billions cubic feet)	Oil Equivalent (million boe)

Proved Developed	4.4	741.6	128.0
Proved Undeveloped	12.8	542.5	103.2

Total proved reserves	17.2	1,284.2	231.2
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

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and proved undeveloped reserves as of December 31, 2024, 2023 and 2022:

	2024		2023		2022
	Millions of boe (1)	% of total proved reserves	Millions of boe	% of total proved reserves	Millions of boe	% of total proved reserves

Proved developed reserves	128.0	55.4%	128.4	64.5%	110.0	61.3%
Proved undeveloped reserves	103.2	44.6%	70.6	35.5%	69.4	38.7%

Total Proved Reserves	231.2	100.0%	199.0	100.0%	179.4	100.0%

Note: Totals may not exactly equal the sum of the individual entries because of rounding.

During 2024, a total of nineteen “gross wells” were completed and three wells finished plug rotation and flowback in January 2024 in the El Mangrullo, Sierra Chata, Rincón de Aranda, Río Neuquén and Aguaragüe areas. Thirteen wells from El Mangrullo and Río Neuquén were changed from proved undeveloped reserves to proved developed reserves.

Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina are stated before royalties since royalties have the same impact as taxes on production and are not paid in kind, and therefore are treated as operating costs.

Reserves Evolution

The table below sets forth total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the dates indicated. This table includes our net share of the proved reserves of our joint operations and associates:

	Crude oil, condensate and natural gas liquids	Natural gas

	Argentina		Combined
	(in thousands of barrels)	(in millions of cubic feet)	(in million boe) (1)
Total proved developed and undeveloped reserves as of December 31, 2022	10,937	1,010,492	179.4
Proved developed reserves as of December 31, 2022	7,722	613,505	110.0
Increase (decrease) originated in:
Revisions of previous estimates	(414)	(64,770)	(11.2)
Improved recovery	95	28	0.1
Extensions and discoveries	2,211	301,453	52.5
Purchase of proved reserves	527	5,381	1.4
Sale of proved reserves	(7)	(337)	(0.1)
Year’s production	(1,763)	(128,001)	(23.1)
Total proved developed and undeveloped reserves as of December 31, 2023	11,586	1,124,245	199.0
Proved developed reserves as of December 31, 2023	7,592	724,775	128.4
Increase (decrease) originated in:
Revisions of previous estimates	(5)	(10,011)	(1.7)
Improved recovery	253	56	0.3
Extensions and discoveries	9,167	321,665	62.8
Purchase of proved reserves	0	0	0.0
Sale of proved reserves	(2,003)	(365)	(2.1)
Year’s production	(1,796)	(151,417)	(27.0)
Total proved developed and undeveloped reserves as of December 31, 2024	17,201	1,284,172	231.2
Proved developed reserves as of December 31, 2024	4,409	741,634	128.0

(1) Gas converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

During 2024, previous estimates of our fields located in Argentina were subject to revisions representing a decrease of 1.7 million boe mainly attributable to less than expected natural gas production performance in some wells in Río Neuquén and Sierra Chata areas. Extension and discoveries increased by 62.8 million boe through drilling activities, mostly in the Sierra Chata, El Mangrullo, Rincón de Aranda and Río Neuquén areas. Also, the sale of our interest in the Gobernador Ayala block, caused a reduction of 2.1 million barrels of oil equivalent in our reserves.

As of December 31, 2024, 55% of our proved reserves were developed, while 45% were undeveloped. Proved developed reserves were 128.0 million boe. During 2024, we invested U.S.$ 72.2 million in drilling, completion and facilities, to convert approximately 12.7 million boe of proved undeveloped reserves to proved developed reserves. Our proved undeveloped reserves were 103.2 million boe, all of which corresponded to wells located within one offset of proved developed reserves where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities. We plan to put approximately 93.8% of these proved undeveloped reserves into production through activities to be implemented over the next five years. The balance of 6.2% (6.4 million boe) will be developed over periods exceeding five years and are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

The 46% increase (32.6 million boe) in our proved undeveloped reserves in 2024 compared to 2023 was mainly attributable to:

(1)	a decrease of 12.7 million boe by the conversion of proved undeveloped reserves to proved developed reserves, mainly through drilling, completion and workover activities performed in our production areas in the Neuquén basin, mainly in the El Mangrullo and Río Neuquén areas;
(2)	an increase of 44.2 million boe of proved undeveloped reserves by extensions and discoveries, through additional drilling activities, mainly in the El Mangrullo, Sierra Chata, Rincón de Aranda and Río Neuquén areas in the Neuquén basin; and
(3)	an increase of 1.2 million boe of proved undeveloped reserves, came from revisions of previous estimates mainly attributable to better performance than expected of proved undeveloped wells in the Rincón de Aranda and El Mangrullo areas.

The activities described in items (1), (2) and (3) above resulted in a net increase of approximately 32.6 million boe in our proved undeveloped reserves in 2024 compared to 2023.

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

The reported hydrocarbon reserves were estimated based on professional, geological, and engineering judgment and on information available prior to December 31, 2024. Thus, they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available.

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

Our estimated proved reserves as of December 31, 2024, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Our Generation Business

Our power generation assets include: CTG, CTP, CTPP, CTLL, CTIW, CPB, CTGEBA, HPPL, EcoEnergía, PEPE II, PEPE III, PEPE IV, PEPE VI and PEA and interests in CTB, HINISA and HIDISA.

Renewable Energy

PEPE II

PEPE II is located on Provincial Route No. 51, 18 km from the city of Bahía Blanca in the province of Buenos Aires. It was commissioned in May 2019 with an installed capacity of 53 MW, representing 0.1% of Argentina's power. Its 14 Vestas V-136 wind turbines, each with a capacity of 3.8 MW, have a hub height of 120 meters and a net capacity factor P50 of 56%. The average annual generation since 2020 has been 195 GWh.

PEPE III

PEPE III is located in Coronel Rosales, along National Route No. 3, 45 km from Bahía Blanca. It is a twin park of PEPE II with a net capacity factor P50 of 63% and an average annual generation of 217 GWh since 2020.

PEPE IV

Adjacent to PEPE II, PEPE IV provides 81 MW, equivalent to 0.2% of the country's capacity, through 18 Vestas V-150 wind turbines of 4.5 MW each, with a hub height of 105 meters and a net capacity factor P50 of 63%. Since 2023, the average annual generation has been 205 GWh.

PEA

PEA is located in the province of La Rioja, 90 km north of the provincial capital along Provincial Route No. 9. It was acquired by Pampa in December 2022. PEA has 38 Siemens Gamesa G-114 wind turbines of 2.625 MW each, with a hub height of 80 meters and a net capacity factor P50 of 43%. Its installed capacity is 100 MW, representing 0.2% of Argentina's power. PEA was commissioned in March 2020 and sells its energy to CAMMESA under the RenovAr program (Round 1). The historical average annual generation since 2020 has been 277 GWh.

PEPE VI

In October 2024, with an investment of approximately U.S.$ 250 million, we completed the installation of all wind turbines and civil works for PEPE VI, which was commercially commissioned in different stages as from July 2024 and completed in November 2024. PEPE VI features 31 Vestas wind turbines of 4.5 MW each, with a total installed capacity of 139.5 MW, representing 0.3% of Argentina's power. In 2024, it generated 197 GWh. Currently, minor details are being finalized, and contracts with suppliers are being closed.

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

Termination of concessions. The original term of the HINISA and HIDISA concession agreements was 30 years, starting from June 1, 1994 in the case of HINISA and October 19, 1994 in the case of HIDISA. Thus, the original concessions expired during 2024. However, under the relevant concession agreements both the national and provincial governments opted to extend the concession term for a one-year period as provided therein. Consequently, the reversion of the concession was postponed until June 1, 2025 in the case of HINISA. In the case of HIDISA, the SE extended the transition period until June 1, 2025, while the Province of Mendoza extended it until October 19, 2025.

On March 8, 2025, the National Government and the Province of Mendoza signed an agreement to jointly carry out the public national and international bidding process for the concession of the Diamante and Nihuiles Hydroelectric Complexes as a single business unit. The bidding process will include the transfer of 51% of the shareholding package of the company that becomes the concessionaire and owner of the assets.

The coordination and execution of the bidding was delegated to the Agency for the Transformation of Public Enterprises, and the process is currently expected to be carried out during 2025.

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

Thermal Generation plants

CTGEBA

CTGEBA is located in Marcos Paz, Province of Buenos Aires. The plant began operating in 1999 and has two CC, one with a 684 MW installed capacity, which consists of two gas turbines of 223 MW each and a 238 MW steam turbine, repowered in October 2020. The second CC consists of a gas turbine of 182 MW, known as Genelba Plus, which was commissioned in 2009 under the Energy Plus Program and repowered in June 2019, as well as a 188 MW gas turbine incorporated in 2019 under the expansion to CC process and steam turbine of 199 MW which was incorporated on July 2, 2020. CTGEBA’s CC is sold in the spot market, whereas Genelba Plus’ gas turbine energy is sold under Energía Plus, and the new gas turbine incorporated in 2019 is sold under a PPA. Currently, the total installed capacity of the CTGEBA complex amounts to 1,253 MW, which represents 2.9% of Argentina’s installed capacity. From 2000 to 2024, CTGEBA’s historical average annual generation was 5,386 GWh, with a generation record high of 8,594 GWh in 2021, and a record low of 3,438 GWh in 2001.

CTEB

CTEB is located in the City of Ensenada, Province of Buenos Aires, owned by CTB, a company that we jointly co-control with YPF. The plant began its operations in 2012 and is currently comprised of (i) two open cycle gas turbines with an installed capacity of 567 MW; and (ii) a steam turbine that completed the combined cycle with up to a 260 MW capacity, which entered into commercial operations on February 22, 2023. Both (i) and (ii) have a total installed capacity of 847 MW, which represents 2% of the installed capacity in Argentina. From 2013 to 2024, the average annual generation amounted to 1,724 GWh, with a high generation record of 4,741 GWh in 2024, and a low record of 255 GWh in 2020. Pampa was in charge of operations until December 31, 2023 and, as of January 2024, Pampa operates CTEB under a shared operation scheme with YPFL.

CTLL

CTLL is located in the Province of Neuquén. The plant was built in 1994 and consists of three gas turbines with an installed capacity of 375 MW, a 180 MW Siemens steam turbine installed in 2011 for its closing to CC and repowered in January 2018, a 105 MW General Electric aeroderivative gas turbine installed in May 2016, the incorporation in August 2017 of a 105 MW General Electric gas turbine and 15 MW from MAN gas engines in August 2021. CTLL has a privileged location due to its proximity to one of the largest gas fields in Latin America, also named Loma de la Lata. CTLL has an installed capacity of approximately 780 MW, representing approximately 1.8% of Argentina’s installed capacity. From 1997 to 2024, CTLL’s average annual generation was 2,475 GWh, with a generation record high of 5,103 GWh in 2022, and a record low of 272 GWh in 2002.

CPB

CPB is a thermal generation plant located in Ingeniero White, Bahía Blanca, Province of Buenos Aires, approximately 600 kilometers away from the City of Buenos Aires. CPB is an open-cycle thermal generation plant that consists of two identical conventional units (Unit 29 and Unit 30) with an installed capacity of 310 MW each. CPB can be powered either by natural gas or by oil No.6 (though it was originally designed and partially equipped to burn coal as well). The plant currently stores up to 60,000 m3 of fuel oil in two separate storage tanks and owns, operates and maintains a 22-kilometer natural gas pipeline that is connected to the main pipeline of TGS. CPB sells electricity to the spot market. CPB has an installed capacity of 620 MW, which represents 1.4% of Argentina’s installed capacity. From 1997 to 2024, CPB’s average annual generation was 1,788 GWh, with a generation record high of 3,434 GWh in 2011, and a record low of 189 GWh in 2002.

CTG

CTG is located in the northwestern region of Argentina, in the City of General Güemes, Province of Salta. Privatized in 1992, it has a total installed capacity of 361 MW, comprised of (i) 261 MW from steam generation units and (ii) 100 MW from a gas combustion turbine under the Energy Plus Program, which accounts for 0.8% of Argentina’s installed capacity. From 1993 to 2024, its average annual generation was 1,525 GWh, with a generation record high of 1,903 GWh in 1996, and a record low of 225 GWh in 2022 and 2023.

CTIW

CTIW is located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, and consists of six high-efficiency Wärtsilä engines. CTIW is able to fire either natural gas or fuel oil. Engines are high-efficiency, with a 46% performance rate. The power plant is interconnected to the 132 kV grid through a substation owned by Transba. Liquid fuel supply is made using CPB’s discharge and storage facilities, and natural gas is also supplied from this power plant's internal facilities. On December 22, 2017, CAMMESA granted the commercial operation of CTIW, pursuant to a PPA executed between CAMMESA and Pampa, as awardee pursuant to the call for new generation capacity under Resolution No. 21/2016 of the SEE. The plant has a total power installed capacity of 100 MW, which accounts for 0.2% of Argentina’s installed capacity. The annual average energy generation from 2018 to 2024 was 262 GWh, with a generation record high of 312 GWh in 2019, and a record low of 145 GWh in 2024.

CTPP

CTPP is located in the Pilar Industrial Complex, in the district of Pilar, Province of Buenos Aires. Construction began in October 2016, and the plant was commissioned on August 29, 2017. The plant, which was built under SEE Resolution No. 21/2016 is made up of six cutting-edge Wärtsilä engines with an approximate 43% performance rate. Natural gas is supplied through a gas pipeline owned by Transportadora de Gas del Norte S.A. and the energy is evacuated through an output field of a 132kv double-bar cable, together with all the necessary auxiliary equipment, in the Pilar Substation No. 158 owned by Edenor (“Pilar Substation”), located at the Pilar Industrial Complex. The power plant has storage tanks for fuel oil which may be used as alternative fuel. CTPP has a total power capacity of 100 MW, which accounts for 0.2% of Argentina’s installed capacity. The annual average energy generation from 2018 to 2024 was 234 GWh, with a generation record high of 321 GWh in 2022, and a record low of 168 GWh in 2019.

CTP

CTP is located in the northwestern region of Argentina, in a location known as Piquirenda, District of Aguaray, Department of General San Martín, in the Province of Salta. Its construction started in early 2008 and was completed in 2010. CTP has a 30 MW thermal electricity generation plant including ten Jenbacher (model JGS 620) gas-powered motor-generators, which accounts for 0.1% of Argentina’s installed capacity. From 2011 to 2024, its average annual generation was 99 GWh, with a generation record high of 156 GWh in 2017, and a record low of 52 GWh in 2022.

ECOENERGÍA

EcoEnergía is a co-generation power plant located at TGS’ General Cerri complex in Bahía Blanca, in the Province of Buenos Aires. The plant was commissioned in 2011 and consists of a steam turbine and sells electricity in the Energía Plus market. EcoEnergia has a power capacity of 14 MW, which accounts for 0.03% of Argentina’s installed capacity. From 2012 to 2024, EcoEnergía’s average annual generation amounted to 87 GWh, with a generation record high of 108 GWh in 2018, and a record low of 68 GWh in 2023.

The following chart depicts our generation assets and our respective shares of the Argentine power generation market as of and for the years ended December 31, 2024, 2023 and 2022. Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and WEM Supply Agreements.

Summary of Electricity Generation Assets	Wind				Hydroelectric			Subtotal Hydro + Wind
	PEMC (1)	PEPE II	PEPE III	PEPE IV	PEA	PEPE VI (2)	HINISA	HIDISA	HPPL

Installed Capacity (MW)	-	53	53	81	100	140	265	388	285	1,366
Market Share	0.0%	0.1%	0.1%	0.2%	0.2%	0.3%	0.6%	0.9%	0.7%	3.2%

Net Generation 2024 (GWh)	-	188	202	341	343	197	857	616	890	3,633
Market Share	-	0.1%	0.1%	0.2%	0.24%	0.14%	0.6%	0.4%	0.6%	2.6%
Sales 2024 (GWh)	-	201	202	341	343	195	857	616	890	3,643

Net Generation 2023 (GWh)	193	209	204	274	326	-	543	361	1,060	3,170
Variation Net Generation 2024-2023	(100)%	(10)%	(1)%	24%	5%	-	58%	71%	(16)%	15%
Sales 2023 (GWh)	193	213	217	274	326	-	543	361	1,060	3,187

Net Generation 2022 (GWh)	391	231	249	-	17	-	428	303	707	2,326
Variation Net Generation 2023-2022	(50)%	(10)%	(18)%	-	-	-	27%	19%	50%	36%
Sales 2022 (GWh)	391	256	249	-	-	-	428	303	707	2,335

In U.S.$/MWh
Avg. Price 2024	-	81	64	64	82	64	13	21	13	35
Avg. Price 2023	70	74	65	65	80	-	17	31	11	38
Avg. Gross Margin 2024	-	49	57	57	64	59	5	10	5	24
Avg. Gross Margin 2023	59	55	60	60	69	-	1	8	4	26

Sources: Pampa Energía S.A. and CAMMESA.

Note: Gross margin before amortization and depreciation. All figures have been subject to rounding, so figures shown as totals may not add up. (1) Divested in July 2023. (2) Gradual commissioning: 45 MW (Jul-24), 36 MW (Aug-24), 13.5 MW (Sep-24), 18 MW (Oct-24), 27 MW (Nov-24).

Summary of Electricity Generation Assets	Thermal
	CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	ECO-ENERGÍA	CTEB(1)	Subtotal	Total
Installed Capacity (MW)	780	361	30	620	100	100	1,253	14	847	4,107	5,472
Market Share	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	2.0%	9.5%	13%

Net Generation 2024 (GWh)	4,754	303	59	262	192	145	7,584	70	4,741	18,111	21,743
Market Share	3.4%	0.2%	0.0%	0.2%	0.1%	0.1%	5.4%	0.0%	3.3%	12.8%	15.4%
Sales 2024 (GWh)	4,705	625	59	262	192	145	8,043	150	4,733	18,914	22,557

Net Generation 2023 (GWh)	4,512	225	75	606	274	265	7,548	68	4,236	17,809	20,979
Variation Net Generation 2024-2023	5%	34%	(22)%	(57)%	(30)%	(45)%	0%	4%	12%	2%	4%
Sales 2023 (GWh)	4,470	547	75	606	274	265	8,224	146	4,236	18,842	22,029

Net Generation 2022 (GWh)	5,103	225	52	1,209	321	308	7,746	73	948	15,985	18,311
Variation Net Generation 2023-2022	(12)%	0%	43%	(50)%	(15)%	(14)%	(3)%	(7)%	347%	11%	15%
Sales 2022 (GWh)	5,103	469	52	1,209	321	308	8,571	152	948	17,133	19,468

In U.S.$/MWh
Avg. Price 2024	20	54	30	124	-	-	38	36	30	36	36
Avg. Price 2023	19	65	24	49	135	110	37	39	30	35	35
Avg. Gross Margin 2024	17	21	3	24	-	142	19	10	24	22	23
Avg. Gross Margin 2023	15	20	4	6	107	86	20	13	23	21	22

Sources: Pampa Energía S.A. and CAMMESA.

Note: Gross margin before amortization and depreciation. All figures have been subject to rounding, so figures shown as totals may not add up.(1) We hold an interest of 50% in CTB.

Our Petrochemicals Business

The petrochemicals segment is vertically integrated into our gas operations, allowing us to maximize the value chain and consolidate our position in the styrenics market. Our products include octane bases for gasoline, benzene, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, styrene monomer, rubber and polystyrene for markets in Argentina and abroad.

The performance of this segment is influenced by global supply and demand. Pampa is the only Argentine producer of styrene monomer, polystyrene and elastomers, and the only integrated manufacturer transforming oil and gas into plastics. As part of the integration strategy, we use our benzene production to obtain styrene, which in turn is used in the production of polystyrene and SBR.

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

The following table sets forth main indicators of sales by major product for the petrochemical division in Argentina for the fiscal year ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Technical Information
Sales (in thousand ton):
Styrene (incl. propylene)	47	55	55
SBR	45	43	46
Polystyrene	42	56	58
Others	336	250	262

Sales destination
Argentina	63%	71%	69%
Abroad	37%	29%	31%

Styrene Division

In 2024, the economic activity contraction and the increase in customer inventories affected domestic demand for all styrenic products, with declines, compared to 2023, of 23% in styrene, 30% in polystyrene and 46% in rubber. However, this impact was partially offset by increased exports of styrene and rubber, mainly to Chile, Brazil and the United States. As for propylene, the sales volume fell by 15%, compared to 2023 reaching 7 kton, due to the ethylene plant’s reduced load.

Gasoline Reforming Division

In 2024, reforming sales grew by 33% compared to 2023, driven by increases of 54% in octane bases, 28% in solvents and aromatics, 100% in aromatic fractions, 17% in gasoline and 12% in propellant volumes. 362 kton of raw gasoline were processed, 36% more than in 2023, including the import of 34 kton and stock remnants from the closing of 2023, accumulated by the annual plant shutdown scheduled for November.

Our Holding and Other Business

Our holding and other business segment is comprised, among other holdings, of our direct and indirect interest in TGS and Transener.

Our Interest in TGS

TGS is Argentina’s main gas transportation company and operates the largest pipeline system in Latin America. It is also a leading company in producing and commercializing NGL for domestic and export markets, conducting this business from the General Cerri Complex located in Bahía Blanca, Province of Buenos Aires. TGS provides comprehensive solutions for natural gas and telecommunications, through its controlled company, Telcosur. As of December 31, 2024, Pampa holds a 25.5% interest in TGS.

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

In constant terms, as of December 31, 2024, annual revenues generated by this segment amounted to U.S.$ 427 million, representing 36% of TGS’s total revenues. These revenues evidence a 249% increase compared to 2023, mainly explained by tariff updates as of April 2024, combined with the appreciation of the Peso in real terms. It is worth recalling that in 2024 transportation contracts on a firm basis accounted for 84% of revenues from sales in this segment, compared to 82% in 2023. As of December 31, 2024 the total capacity hired on a firm basis amounted to 83.5 million m3 per day, with an approximate weighted average life of 10 years. In 2024, natural gas average daily injection into the system operated by TGS amounted to 83.4 million m3 per day, a 10% increase compared to 2023. This injection includes contributions from the Austral, Golfo San Jorge and Neuquina Basins, and gas entering the GPM in Salliqueló which averaged 11.7 million m3 per day.

In 2024, 85 new contracts were executed, 36 for interruptible transportation services and 49 for exchange and displacement services.

Non-Regulated Segment: Production and Marketing of Gas Liquids

Unlike gas transportation, liquids production and commercialization are not regulated by ENARGAS. In 2024, revenues from this segment amounted to Ps. 539 million, 64% higher than those recorded in 2023, mainly due to the appreciation of the Peso in real terms and an improved price for ethane.

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

In 2024, the total sold volume amounted to 1,077 ton, a 5% decrease compared to 2023, of which 38% was exported. Out of the total sales destined for the domestic market, 75% were made at U.S.$-denominated prices.

The dispatch of Liquefied Petroleum Gas was of 331,751 tons, less than the 379,544 tons dispatched in 2023, mainly to supply domestic demand and neighboring countries. This generated improved operating margins and customer diversification. Additionally, TGS leveraged spot Liquefied Petroleum Gas export opportunities, with substantial improvement in premiums. In 2024, TGS continued to consolidate its position in Brazil, aiming to make direct seaborne sales of Liquefied Petroleum Gas to Brazilian distributors in 2025.

Natural Gas Liquids are produced and commercialized and supplied by all of TGS’s main gas pipelines. Ethane, propane, butane and natural gasoline are extracted at Cerri and sold at local and export markets. Propane and butane are sold to fractionating companies in Argentina, whereas they are sold at international prices together with natural gasoline for foreign markets. Moreover, ethane is sold to Polisur at a price agreed between the parties.

Regarding the domestic market, in 2024, TGS continued participating in the Household Gas Bottles’ Program and the Propane for Grids Agreement with regulated prices. By participating in these programs, TGS is forced to sell at prices ostensibly lower than market prices, and the Federal Government is required to reimburse TGS an Ps. denominated economic compensation. Outside these programs, TGS sold 160,697 tons of propane and 2,828 tons of butane, mainly to fractionating companies and, to a lesser extent, to the propellant and automotive industries.

The agreement with Polisur for the sale of ethane is still in force, with improvements in the ToP clause (annual compliance), which ensured TGS increased sales volumes during the first 5 years of the contract. However, ethane sales decreased to 309,894 tons, compared to 394,370 tons in 2023, mainly due to operational difficulties at PBB and the overhaul of the Cerri Complex.

As for gas arriving at the Cerri Complex for processing, a slight decrease compared to 2023 was recorded, attributed to lower production in the Austral Basin. The Neuquina Basin has maintained stable volumes with greater gas wealth, offsetting the decline in the Austral Basin.

As informed to the market by TGS, on March 7, 2025 intense rainfall occurred in the city of Bahía Blanca and surrounding areas, causing flooding throughout the urban area and its surroundings. Such event caused the Saladillo García stream to overflow, directly impacting the Cerri Complex, completely affecting liquid production and partially affecting public natural gas transportation. Further, on March 28, 2025, TGS informed that operations were partially re-established for natural gas transportation and works were being carried out to promptly restart production on Complex Cerri.

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

This segment represented 18% of TGS’s total 2024 revenues totaling U.S.$ 215 million, a 97% increase compared to 2023, mainly due to natural gas transportation and conditioning services at Vaca Muerta.

Since 2018, TGS has focused on being a leading provider of integrated services and a key player in the country’s energy development, having invested more than U.S.$ 700 million in midstream infrastructure, a 183-km gas pipeline network crossing multiple hydrocarbon blocks, and a gas conditioning plant in Tratayén that allows entry into the regulated transportation systems.

TGS expanded the Tratayén plant’s capacity from 5.4 to 28 million m3 per day, with an approximate U.S.$ 350 million investment. Works consisted of the installation of two plants of 6.6 million m3 per day each, inaugurated in November 2024 and February 2025. With minimal investment, these plants can be converted to process natural gas in the heart of the Neuquina Basin, enabling the extraction of Natural Gas Liquids.

In 2024, progress was made in engineering studies to expand the Tratayén plant’s processing capacity, construct a multiproduct pipeline to evacuate Natural Gas Liquids for separation at the Tratayén plant, and develop new fractionation, storage and dispatch facilities in Cerri. These projects aim to commercialize Natural Gas Liquids in the international market and improve the infrastructure for growing gas production, which is in line with the upstream segment’s demand.

In telecommunications, Telcosur entered into new agreements in 2024, increasing its sales capacity and strengthening its operation.

Finally, TGS INTEGRA brings together all support services offered by TGS to the energy market, from third-party pipelines and plants’ operation and maintenance to the execution of minor works and pipeline repair works, scrapper passage assistance, laboratory tasks such as meter calibration and hydrocarbon sample analysis, and turbines and compressors’ overhaul, among others. In 2024, hot-tap, integrity, engineering and operation, and maintenance services for the GPM were awarded. In addition, Golar selected TGS to provide consultancy services on the FLNG project.

Our Interest in Transener

Transener is the leading company in Argentina’s utility service of high voltage electric energy transmission. It holds a concession over 15,361 km of transmission lines and 60 transforming stations, directly operating 86% of the country’s high-voltage lines. In turn, its controlled subsidiary Transba is in charge of the concession of 6,988 km of transmission lines and 114 transforming stations, the Main Distribution Transmission System of the Province of Buenos Aires. Transener also generates additional revenues from, among others, the operation and maintenance of lines and services provided to third parties. As of the date of this report, Pampa holds a 26.3% stake in Transener. The remaining capital stock is held by ENARSA and minority public shareholders as Transener’s Class B common shares are listed on the BASE.

Transener was privatized in July 1993, when CITELEC was awarded the Argentine Government’s controlling stake in Transener. On August 5, 1997, Transener acquired 90% of Transba’s capital stock, when the Province of Buenos Aires privatized the company’s capital stock on August 5, 1997.

Operation and Maintenance

The extra high voltage power transmission grid, operated and maintained by Transener, faces increasing demands year after year. On February 1, 2024, demand reached a new all-time high of 29,653 MW, exceeding by 2% the peak recorded in 2023.

Despite the high demands, at the end of 2024, 0.35 failures per 100 km of line were recorded, a service quality consistent with accepted international parameters for companies operating and maintaining extra high voltage transmission systems.

Annual revenues generated by this segment amounted to U.S.$ 292 million, representing 89% of Transener’s total revenues, a 103% increase when compared to 2023, explained by tariff updates since February 2024, in transition to the Five-Year Tariff Review, combined with the appreciation of the Peso in real terms.

Business Development

Annual revenues generated by this segment amounted to U.S.$ 38 million, representing 11% of Transener’s total revenues, a 115% increase compared to 2023, explained by the appreciation of the Peso in real terms.

Engineering services, works and maintenance

Transener focuses on projects leveraging its competitive advantages, prioritizing interventions in 500 kV and 132 kV systems. During 2024, in addition to providing engineering consultancy for transforming stations in new wind farms, Transener expanded its range of services with the installation of production and demand monitoring systems and experienced significant growth in the provision of access to the interconnected system, including electrical studies, basic engineering and preparation of technical specifications to budget works.

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

Transener has maintained a transparent remuneration policy in all contractual agreements, with most contracts being continually renewed, reflecting the quality of the service and its customers’ satisfaction.

Communications

In 2024, Transener continued to offer specialized infrastructure services to several communication companies, including the assignment of dark fiber optics over its system and renting space in microwave stations and their antenna-supporting structures. The growing demand for these services resulted in revenues, driven by the volume of services provided and commercial conditions. Transener continues to provide specialized support services for WEM agents’ operational communications and data transmission.

VMOS

On December 16, 2024, we confirmed our participation in the “Vaca Muerta Oil Sur Project” as shareholder of VMOS along with YPF, Vista Energy Argentina S.A.U., and Pan American Sur S.A., Pluspetrol S.A., Shell Argentina S.A. and Chevron Argentina S.R.L. as Class A shareholders and Gas y Petróleo del Neuquén S.A. as Class B shareholder. We currently hold a 11.11% stake in VMOS, which may vary depending on the entry of other shareholders into the Project.

VMOS will develop an investment project consisting of the construction, development, and operation of a pipeline approximately 437 km in length, running from Allen to Punta Colorada in the Province of Río Negro. The project will include a loading and unloading terminal with interconnected monobuoys, a tank farm, and ancillary facilities associated with these assets to export crude oil and liquids via very large crude carriers, known as VLCCs.

The project will demand an estimated investment of U.S.$3 billion, funded through shareholders’ contributions and external financing. Pampa has secured a take-or-pay transportation contract for 50 kbpd, including storage and dispatch capacity. On November 15, 2024, VMOS submitted an application to join the RIGI, in accordance with the Bases Law and Regulatory Decree No. 749/2024, as amended or supplemented from time to time, to be considered a Strategic Long-Term Export Project. Such application was approved on March 21, 2025 by the Ministry of Economy’s Resolution Nº 302/2025.

VMOS will streamline crude oil evacuation and exports from the Vaca Muerta formation, and specifically, for us, from the Rincón de Aranda area, reduce logistics costs, open new markets for Argentine oil, increase foreign currency inflows, create employment opportunities and expand our firm transportation capacity.

FLNG Project

On January 15, 2025, we acquired a participation in the FLNG Project, together with Pan American Energy S.L., Golar FLNG Holding Company Limited, YPF and Harbour Energy. The vessel is expected to start operating on September 2027. Pampa’s share in the company that will undertake the FLNG Project, SESA, is 20%.

SESA has submitted the application to adhere to the new RIGI, in accordance with Law 27,442, Regulatory Decree No. 749/2024, and other regulations that may amend and/or complement them, to be considered a Strategic Long-Term Export Project.

The FLNG Project is strategic to monetizing our Vaca Muerta reserves, placing Argentina within the liquefied natural gas global market, and boosting foreign currency inflows, job creation, and the domestic supply chain.

Oldelval

Oldelval operates main oil pipelines that evacuate oil production from the Neuquina Basin (from the provinces of Neuquén, Mendoza, Rio Negro and La Pampa), including the Allen - Puerto Rosales oil pipeline. This permits the transportation of such production to mainly the Plaza Huincul distillery and Puerto Rosales (a port in the city of Bahía Blanca) for exportation and the supply of distilleries located in the Province of Buenos Aires. Oldelval was granted a pipeline concession, which terminates in 2037. During 2024, Oldelval managed to maintain its transportation service, ensuring operational continuity and a reliable pumping system.

As of 2024, the transportation capacity of the Allen - Puerto Rosales oil pipeline was of 225,000 barrels per day. However, Oldelval completed the “Proyecto Duplicar”, that increased the Allen - Puerto Rosales oil pipeline’s capacity to 540,000 barrels per day. The project also includes upgrading pumping stations and building a new terminal. The “Proyecto Duplicar” was inaugurated on April 4, 2025 and had an estimated investment of U.S.$ 1.4 billion.

We hold a 2.1% interest in Oldelval.

Enecor

Pampa holds a 70% interest in Enecor, an independent power transportation company which provides operation and maintenance services, by subcontracting Transener, for 21 km of 132 kV double-triad electricity lines from the Paso de la Patria transforming station, in the Province of Corrientes. It is under a 95-year concession, which expires in 2088.

Ecuador

Oleoducto de Crudos Pesados

In 2001, the Ecuadorian government signed with OCP S.A., OCP Ltd. and its shareholders an agreement for the “Construction and Operation of the Heavy Crude Oil Pipeline and Hydrocarbons Transportation Public Service” (the “Construction and Operation Agreement”) granting the rights to build and operate for a 20-year term a 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. OCP S.A. operates the main private oil pipeline in Ecuador. The oil pipeline has a transportation capacity of approximately 450,000 barrels per day. The construction of the oil pipeline was completed and began its operations in 2003.

On August 30, 2024, we acquired 36% of OCP Ltd., in which we already held 64% of the capital, for a price of U.S.$ 23 million, thereby increasing our indirect stake to 100%. As a result, we indirectly gained control of 100% of OCP S.A.

The expiration of the pipeline concession was initially scheduled for January 20, 2024. However, successive extensions of the concession term were granted by the Ministry of Energy and Mines of Ecuador during 2024 —which extended the term first until July 31, 2024, then until August 19, 2024 and lastly until November 30, 2024, and on that date, all shares of OCP S.A. were transferred and delivered to the Ecuadorian State at no cost, along with the titles and rights to the pipeline's assets, all in accordance with the pipeline concession contract.

In compliance with the provisions of the Construction and Operation Agreement, OCP Ltd. arranged for OCP S.A. to provide to the Ministry of Energy and Mines of Ecuador with an Operational Guarantee and an Environmental Guarantee, each for the sum of U.S.$ 50,000,000, which would remain in force during the operational period until the ninetieth day following the expiration or termination of the Construction and Operation Agreement subject, among other conditions, to the non-existence of claims under such guarantees. Accordingly, on March 1, 2025 such guarantees should have been considered extinguished in accordance with their terms, as 90 days had elapsed since the termination of the Concession and the Construction and Operation Agreement.

Notwithstanding the above, Citibank Ecuador has unjustifiably stated that OCP S.A. did not comply with certain formalities required for the guarantees to expire 90 days after the termination of the Construction and Operation Contract. OCP Ltd. has formally informed Citibank Ecuador of the reasons why its interpretation is incorrect and has not received a response as of the date of this annual report.

Moreover, OCP Ltd has requested the Ecuadorian State to notify Citibank of the expiration of such Guarantees, to which it has not received any response so far.

On April 11, 2025, OCP Ltd. initiated an arbitration proceeding before the International Centre for Settlement of Investment Disputes in order to obtain the effective release of the Environmental and Operational Guarantees and to be compensated for the damages and losses caused by the lack of such release; and alternatively, to receive from the Ecuadorian State an amount equal to the Environmental and Operational Guarantees in addition to all damages and losses caused by Ecuadorian State actions, plus interest.

For more information please see: Item 3. Key Information—Risk Factors— Pampa granted certain environmental and operational guarantees in favor of the Ecuadorian Government within the OCP concession and Relevant Events – Oil and Gas - Acquisition of Shares in OCP Ecuador and Termination of the Concession.

Incentive Regime for Large Investments

The Bases Law and Decree No. 749/2024 creates and regulates the Incentive Regime for Large Investments (RIGI), which establishes a specific promotion and incentive framework for certain investments made by Project Holding Vehicles ("VPU") that meet the stipulated requirements.

One of the main objectives of this regime is to encourage both domestic and foreign "Large Investments" in the country, strengthen competitiveness and economic sector development, increase exports, foster job creation, and ensure a predictable and stable environment for investors.

The RIGI is designed for projects in sectors such as forestry industry, tourism, infrastructure, mining, technology, steel industry, energy, oil, and gas, provided they comply with the regime's requirements. VPUs have a two-year period from the effective date of the Bases Law to adhere to the regime, with the possibility of a one-time extension for an additional year.

Requirements for a "Large Investment" under RIGI

To qualify as a "Large Investment" under RIGI, a project must meet the following conditions:

-	Minimum Investment Amount: The project must meet a minimum investment threshold in eligible assets, varying by sector but ranging from U.S.$ 200 million to U.S.$ 600 million.
-	Investment Execution Timeline: Within the first two years after the approval of the investment plan, the project must execute at least 40% of the minimum investment amount, with a variable percentage allocated for each of those years.
-	Long-Term Nature: A project is considered long-term if the present value of its expected cash flow, relative to planned capital investments during the first three years, does not exceed 30%.

Special Regime for “Strategic Long-Term Export Projects”

The RIGI also includes a specific framework for "Strategic Long-Term Export Projects", aimed at positioning Argentina as a long-term supplier in international markets where it currently holds little presence. These projects require a minimum investment of U.S.$ 2 billion, which may be executed in U.S.$ 1 billion stages. While they receive special benefits, they must also meet the general requirements of the RIGI.

Tax, Customs, and Foreign Exchange Incentives

Projects qualifying under the RIGI will benefit from a range of tax, customs, and foreign exchange incentives, including:

-	A reduced corporate income tax rate of 25% for VPUs.
-	The ability for VPUs to pay VAT (including withholdings) on purchases, construction of fixed assets, or infrastructure investments to suppliers or ARCA (formerly AFIP) using Tax Credit Certificates.
-	The option to fully offset the Tax on Bank Debits and Credits against corporate income tax.

-	Exemption from export duties during the first three years of the project.
-	Partial exemption from the requirement to settle foreign currency earnings from exports in the local exchange market. Specifically: (i) In the first two years, companies must settle only 20% of their foreign currency earnings. (ii) In the third year, the required percentage increases to 40%. (iii) By the fourth year, companies must fully settle (100%) their foreign currency earnings.

Current Project Applications under RIGI

As mentioned, both the Vaca Muerta Oil Sur Project and the FLNG Project have applied for RIGI under the Strategic Long-Term Export Projects category. Vaca Muerta Oil Sur Project RIGI’s application was approved on March 21, 2025 by the Ministry of Economy’s Resolution Nº 302/2025. As of the date of this Report, the approval by the relevant authorities of the FLNG Project RIGI’s application is pending.

Quality, Health, Safety and Environment

We are committed to developing our businesses with the highest quality, safety, environmental and labor health standards for personal welfare, environmental care and energy efficiency. We want to meet current needs without compromising future generations, pursuing sustainable development.

Our QHSE Policy incorporates essential principles for health and safety, environmental protection, efficient use of energy and natural resources, and our operations’ reliability. This approach includes ten management principles serving as a guide for agile and effective implementation.

In 2024, we launched the Cultural Evolution Program in QHSE, structured around leadership, learning, communication and participation. Management initiatives in all operations complemented this program, promoting cultural evolution to achieve operational excellence and consolidate our position as a sustainable company. In 2024, the Program had 14 initiatives, achieving more than 93% progress.

Quality

We further our management quality using ISO standards and the Argentine national quality prize model, seeking continuous improvement. We apply methodologies such as the operational risk management matrix (RMM), the QHSE performance cycle, certified management systems administration and daily management quality.

We apply the RMM to reduce the risks inherent in our operations. In 2024, we made progress in mitigating the major risks detected at the 2023 RMM cycles evaluation, achieving 66% progress. Moreover, at Power Generation, we obtained the National Quality Award in digital transformation management, a valuable recognition of leadership, management and results in this field.

We maintained ISO 9001 (quality management), 14001 (environmental management) and 45001 (occupational health and safety) certifications in all businesses and ISO 55001 (asset management) in all power plants, and expanded ISO 50001 certification to Rincón de Aranda, PEA and PEPE VI. In addition, we continued implementing improvements in QHSE applications, automated indicators and reinforced QHSE training through digital and face-to-face platforms and made several campaigns on our “Conecta” platform.

Finally, since 2013, outstanding improvement practices at Pampa have been selected to participate in the annual national meeting of the Argentine Society for Continuous Improvement (Sociedad Argentina Pro-Mejoramiento Continuo, SAMECO) to share our experiences and knowledge. In the 2024 annual meeting, we presented the work: “Optimization of predictive maintenance in hydraulic turbo group braking systems” by HINISA.

Safety

In 2024, we reinforced safety with training in accident investigation and application improvements. We integrated FIELD, which we use to survey improvement opportunities, with our Integrated Findings and Improvements Systems (SIHAM). We developed a new scope analysis application to disseminate and analyze anomalies in all our assets, promoting organizational learning. Besides, new strategic initiatives were continued and developed:

-	Field control: verifies preventive practices by asset leaders and their reports and is complemented with preventive behavioral observations;
-	Services procurement management: aligning QHSE requirements with the QHSE Policy and its subsequent performance evaluation;
-	Process risk management: adopting the Occupational Safety and Health Administration (OSHA) model, to be implemented in 2025;
-	Work permits digitalization, integrated with the SAP platform, ensuring security and operational needs. Implementation is planned for the end of 2025;
-	Golden Rules Redesign to foster a safety culture supported by participatory and reflective campaigns; and
-	Industrial hygiene: improved hygiene, chemical, physical and ergonomic risk maps.

Environment

We have been members of the United Nations Global Compact since 2019. We have participated again in the “Connecting Companies with the Sustainable Development Goals” program, organized by the Consejo Empresario Argentino para el Desarrollo Sostenible (“CEADS”) and Ernst & Young Argentina. We presented several initiatives contributing to Sustainable Development Goals (“SDG”) 7: “Ensuring access to affordable, reliable, sustainable and modern energy”.

In addition, in 2024, we conducted CO2 emission reduction studies on venting and carbon capture in our reservoirs, as well as leak detection with infrared cameras for rapid maintenance. In addition, under the ISO 14064-1 requirements, we began working on a carbon neutrality strategy and continued with the scope 3 emissions inventory, including emissions from waste generated by our operations, business travel and employee commuting. We also completed a current and potential water risk assessment at each of our assets and developed the biodiversity baseline for CTB, CTIW, CTEB, CTGEBA and CTPP.

At the corporate level, the Pampa Building was recognized with the “Sustainability Eco Seal” granted by the Government of the City of Buenos Aires, and we completed CDP’s climate change, water security, biodiversity and plastics surveys.

Response to Emergency

In 2024, we conducted periodic drills to promote established practices and respond to emergencies quickly and efficiently. We also completed an analysis to align all sites with the corporate contingency and operations management standards. We conducted field risk analyses and incident command system training, strengthening our response capacity in cooperation with local agencies.

Occupational Health

Our health management prioritizes risk reduction and our teammates’ overall well-being. In 2024, we continued conducting annual medical examinations, training programs and more than 8,600 tests under the Policy on Alcohol, Drugs and Psychoactive Substances, maintaining our certification with SEDRONAR as a healthy work environment.

We continued with our Cardioprotection program, providing training in Cardiopulmonary Resuscitation (CPR) and first aid. We conducted vaccination campaigns that reached more than 1,000 people. Additionally, we held workshops on mental health, stress management and disease prevention.

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

Among other activities, in 2024, we accompanied 1,160 students, including 911 students in the last three years of technical secondary schools and 249 university and college students. As of December 2024, 338 high school and 34 university students from courses associated with our businesses, mainly engineering, had graduated from the program.

We also provided tools to 482 teachers and school authorities, who implemented their learnings with more than 19,000 students. Additionally, we continued strengthening the Foundation’s Schools Network, with the participation of 30 technical schools. In addition, together with Eutopía, we promoted the transformation of 16 technical high schools through 60 principals and teachers, benefiting more than 12,000 students.

As part of our commitment to improve educational institutions, we contributed Ps. 413 million to equip and refurbish schools, universities and training centers of the communities where we operate.

Labor placement training

We conduct professionalizing practices, first-job workshops and training spaces for secondary, college and university students. Their goal is to consolidate, integrate, and expand knowledge and capabilities that match the students’ training profile, thus promoting their employability. In 2024, we offered different experiences to more than 1,900 young students.

Among other activities, thanks to internal internships and partnerships with other entities, we continued fostering more than 1,000 professionalizing practices for students in the last years of technical schools. We developed the program in all of Pampa’s assets for 101 students from 17 technical schools, totaling 13,456 theoretical and practical training hours. At our corporate headquarters, we conducted World of Work Approach Activities for 50 high-school students who performed an average of 40 hours of practice and training in the Company.

Local Assessment and Development of Community Impact Projects

In 2024, we continued implementing 27 action plans, geared toward the community, suppliers and local governments. We also conducted seven workshops with more than 50 leaders.

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

Volunteering Actions

We promote volunteering activities of our employees in the communities where our assets are located. We currently have 10 active Volunteering Committees made up of 121 members, who meet periodically to define activities and action plans in coordination with local strategic partners. In 2024, we fostered 27 actions, with more than 1,300 participants and 11,000 hours dedicated to solidarity activities.

Professional volunteering

We encourage employees’ involvement and participation in activities, putting their specific skills and expertise into action to support causes, projects and organizations through counseling, technical talks and technical-professional knowledge.

Annual campaigns

In 2024, we performed 5 editions of the Blood Donation Drive in the City of Buenos Aires, Salta and Neuquén, in partnership with local organizations encouraging voluntary blood donation, reaching 129 actual donations, with an impact on up to 516 lives.

Additionally, we conducted a school supplies and toy drive for 786 children and youngsters. In the winter, we carried out the “Together Against Cold Weather” campaign in Salta, Buenos Aires, and Mendoza, where we held cooking workshops, made polar blankets and collected donations, benefiting 9 organizations that support 1,000 people in vulnerable situations.

Finally, we joined the annual “Solidarity Christmas Eve” campaign. In November and December, 366 teammates prepared 1,300 bags of food and gifts for families from more than 35 organizations in the communities where we operate.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects. Capital Expenditures”.

Seasonality

See “Item 5. Operating and Financial Review and Prospects-Factors Affecting Our Results of Operations-Electricity Demand and Supply”.

Property, Plant and Equipment

Most of our property is located in Argentina, mainly consisting of oil and gas assets that allow us to explore and exploit oil and gas reserves (mainly wells, facilities and pipelines), power plants (thermal plants, hydroelectric complexes and wind farms), petrochemical industrial complex, and corporate office buildings.

Insurance

In our oil and gas business, we carry full insurance, including business interruption and general liability insurance. As of December 31, 2024, the total oil and gas assets covered under these insurance policies are valued at U.S.$782 million.

In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance. As of December 31, 2024, the total generation assets covered under these policies are valued at U.S.$6,805 million.

In our petrochemical business and distribution business, we also carry full insurance, including business interruption and general liability insurance. As of December 31, 2024, the total assets covered under insurance policies are valued at U.S.$1,425 million.

Patents and Trademarks

None of our commercial activities are conducted under licenses granted by third parties.

THE ARGENTINE ENERGY SECTOR

OIL & GAS REGULATORY FRAMEWORK

The Argentine Hydrocarbons Law

In 2014, Law No. 27,007 amended the Hydrocarbons Law No. 17,319, introducing new drilling techniques in the industry and changes to terms and extensions of exploration permits and exploitation concessions, levies and royalty rates, concepts for on- and off-shore unconventional exploration and exploitation, and a promotion regime pursuant to Decree No. 929/13, among others.

Later, the Bases Law introduced substantial amendments to Hydrocarbons Law No. 17,319, with the following main objectives: maximization of revenues from the exploitation of hydrocarbon resources, free export (subject to the non-objection of the enforcement authority), hydrocarbon processing activities, among others.

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

Holders of exploration permits and/or hydrocarbon exploitation concessions will be entitled to request an unconventional hydrocarbon exploitation concession to the enforcement authority pursuant to the following terms:

•	The exploitation concessionaire may request, within its block, the subdivision of the existing block into new unconventional hydrocarbon exploitation blocks and the granting of an unconventional hydrocarbon exploitation concession. Such request will be based on the development of a pilot plan aiming at the commercial exploitation of the discovered reservoir pursuant to acceptable technical and economic criteria and may only be made until December 31, 2028. After this date, no further applications for conversion will be accepted.
•	Holders of an unconventional hydrocarbon exploitation concession that are also holders of a preexisting and adjacent exploitation concession may request the unification of both blocks as a single unconventional hydrocarbon exploitation concession, provided they duly demonstrate the geological continuity of these blocks. Such request should be based on the development of a pilot plan.

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

Exploitation concessions granted prior to the entry into force of the Bases Law will continue to be governed, until their expiry, by the conditions established by the existing legal framework. At the end of the term of the exploitation concessions, they may not be awarded without a new bidding procedure.

For new concessions, the granting authority will be able to set different terms, up to a maximum of 10 years, on the basis of well-founded and motivated reasons justifying the deviation from the terms laid down. The possibility of requesting an extension of the 10-year period is removed.

Awarding of Areas

Law No. 17,319 (amended by laws No 27,007 and the Bases Law) proposes drafting of a standard bid form that will be jointly prepared by the SE and the provincial authorities.

The model bidding documents will include the conditions and warranties to be met by the bid, as well as the minimum necessary investments to be made by the successful bidder. Likewise, the model bidding documents will establish mechanisms for adjusting the royalties deemed appropriate, which may take into account, among other variables, the total investments made, the revenues generated and the operating costs incurred.

The evaluation of bids will take into account the total value of the project, including the royalties offered, the investments committed and the associated production, as specified in the respective bid documents.

Bidders will compete on the royalty value based on a fifteen percent (15%) base value that will apply to the Project in each of its phases. The royalty to be offered will be identified as fifteen percent (15%) + “X”. The term “X” is defined as a percentage (%) at the sole discretion of the Bidder, which may be negative.

•	Levies and Royalties

-	Levy

Law No. 17,319 (amended by laws No 27,007 and the Bases Law) set the levy values per km2 or fraction to be paid annually and in advance by the permit holder, based on the average price of a barrel of oil, adjusted annually to the Brent price:

a)	Basic Term:

1st period: the equivalent in pesos of zero point fifty (0.50) barrels of oil per square kilometer.

2nd Period: the equivalent in Argentine Pesos of two (2) barrels of oil per square kilometer.

b)	Extension: the equivalent in Argentine Pesos of fifteen (15) barrels of oil per square kilometer.

Royalties

Royalties are defined as the only revenue the jurisdictions holding title to the hydrocarbons will collect, in their capacity as grantors, and are set at a percentage determined in the bidding process.

For contracts in force at the time of enactment of the Bases Law, the royalty will continue to be the one agreed with the PEN or the Provincial Executive Branch, as the case may be, which were established between 12% and 15%.

The PEN or the Provincial Executive Branch, may reduce royalties by up to 5%, taking into account the productivity, conditions and location of the wells.

-	Transportation Authorization

The Bases Law substitutes the "transport concessions" of Law No. 17,319 by a "transport authorization" granted and extended for the same term granted for the originating exploitation concession. After these terms expire, title to the facilities will be transferred back to the Federal or Provincial Government, as applicable, by operation of law and without any charges or encumbrances.

Transport concessions granted prior to the entry into force of the Bases Law shall be subject to the terms and conditions of their grant.

-	Processing permits

The Bases Law includes hydrocarbon processing activities within the framework of Law No. 17,319. This allows the PEN or the Provincial Executive Branch to grant permits for the processing of hydrocarbons and their derivatives, the construction and operation of conditioning plants, hydrocarbon separation plants, natural gas liquefaction plants and other necessary facilities and ancillary equipment, without these necessarily being linked to an exploitation concession.

Operators of hydrocarbon processing projects and/or facilities may request an authorization from the authority to transport hydrocarbons and/or their derivatives to their industrialization facilities and from such facilities to the centers and/or facilities for further industrialization or commercialization processes. Such authorizations shall not be subject to any time limit.

Pursuant to Decree No. 1,057/2024, published on November 29, 2024, it will not be mandatory for operators of hydrocarbon processing projects and/or facilities authorized prior to the Bases Law to apply for the conversion of the authorizations and/or permits granted under the new scheme of such law.

-	Authorizations for underground storage of natural gas

The Bases Law incorporates into Law No. 17,319 the possibility for the PEN to grant authorizations for the underground storage of natural gas in natural reservoirs of depleted hydrocarbons to any party that: (i) meets the requirements of technical experience and financial capacity; (ii) has the consent of the holder of the exploration permit and/or the exploitation concession in whose area the natural reservoir to be used for storage is located; and (iii) undertakes to build, at its own cost and risk, the necessary facilities to carry out the storage activity.

Such authorizations shall not be limited in time. Likewise, the holder of an underground gas storage authorization may apply for an authorization to transport hydrocarbons to their storage facilities and from there to the transport system, which shall also not be subject to a time limit.

The granting of these authorizations is not subject to the payment of operating bonuses and no similar payments may be imposed for the granting of these authorizations through provincial regulations. Furthermore, the stored natural gas will only pay royalties at the time of its first commercialization.

-	Export / Import of hydrocarbons

The Bases Law, within the framework of Law No. 17,319, establishes that the international trade of hydrocarbons shall be free and subject to the no objection of the Secretary of Energy. Licensees, concessionaires, refiners and/or traders will be able to freely export hydrocarbons and/or their derivatives under conditions to be regulated. However, the objection by the Secretary of Energy, which can only be exercised within 30 administrative working days of the exercise of the right to export, may be based on technical or economic reasons relating to the security of supply.

Decree No. 1,057/2024, which regulates the Bases Law, establishes that the Secretary of Energy shall make the corresponding adjustments to all other regulations related to hydrocarbons and/or their derivatives, in particular to Resolutions No. 241/2017 of the former Secretary of Hydrocarbon Resources, No. 360/2021 of the Secretary of Energy, No. 175/2023 of the Secretary of Energy and all other regulations related to the export of hydrocarbons and/or their derivatives.

Regarding the export of liquid hydrocarbons, producers have been informed by the Note of the Subsecretary of Liquid Fuels NO-2024.135497092-APN-SSCL#MEC of December 10, 2024, that until the regulations on hydrocarbon exports are adapted, the authorization procedure provided for before the entry into force of the Bases Law will continue to apply.

-	Uniform Legislation

Law No. 27,007 provides for two types of non-binding commitments between the Federal Government and the provinces regarding tax and environmental issues:

i.	Environmental Legislation: Provides that the Federal Government and the provinces will seek to establish a uniform environmental legislation primarily aiming to apply the best environmental management practices to hydrocarbon exploration, exploitation and/or transportation with the purpose of furthering the development of the activity while properly protecting the environment.
ii.	Tax System: Provides that the Federal Government and the provinces will seek to adopt a uniform fiscal treatment encouraging the development of hydrocarbon activities in their corresponding territories in adherence with the following guidelines:

•	The gross receipts tax rate applicable to the extraction of hydrocarbons will not exceed 3%;
•	The freezing of the current stamp tax rate and the commitment not to charge with it any financial contracts executed in order to structure investment projects, guarantee and/or warrant investments;
•	The commitment by the provinces and its municipalities not to impose new taxes —or increase the existing ones— on permit and concession holders, except for service compensation rates, improvement contributions and general tax increases; and
•	The Bases Law empowers the PEN to elaborate, with the agreement of the provinces, a harmonized environmental legislation in order to comply with Law No. 27,007.

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

Additionally, according to the Plan Gas.Ar framework, the Argentine Government created a guarantee system to secure compensation, notwithstanding other mechanisms, based on the recognition of fiscal credits, in accordance with the applicable legislation and as regulated by the enforcement authority and/or ARCA. Such mechanism was regulated by SE Resolution No. 125/2021, which instrumented electronic certifications in foreign currency that producers may directly apply to fulfill fiscal liabilities in Plan Gas.Ar default by the Argentine Government. Moreover, the SE will be empowered to make the awardees’ guarantee enforceable before the ARCA. The ARCA instruments said system on March 4, 2021.

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

The main goals of the Assurance Plan are (i) to strengthen a flat basis of 70 MM m3/d corresponding to the volumes awarded in Gas.Ar Plan rounds 1 and 3, excluding winter peaks and (ii) to make up a demand for incremental volumes that can be evacuated by using the new transportation capacity to be available upon the construction of GPM (Transport.Ar Program, Resolution No. 67/22). Decree 730 establishes a new effective period up to December 31, 2028.

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

By Resolutions No. 93/24, No. 191/24, No. 232/24, No. 284/24, No. 602/24 and Resolution SCEyM No. 18/24, as well as Resolutions SE No. 25/25 and No. 139/25, the SE established the PIST price to be transferred to end users, in relation to the agreements concluded within the framework of the Gas.Ar Plan, for gas consumption from June, September, October and November 2024 and from January and April 2025 respectively and on the effective date of the tariff charts published by ENARGAS.

It should be noted that the update in the PIST values increases the amount to be charged by us directly to the distributors, reducing the price compensation payable by the National State under the GasAr Plan.

- Gas subsidy compensation

On March 6, 2025, ENARGAS’ Resolution No. 125/2025 was published in the Official Gazette, repealing ENARGAS’ Resolutions No. 273/18 and N°399/24 and restructuring the subsidy’s compensation system for natural gas distribution companies, effective as from February 1, 2025. By this new system, the compensations will be received directly by the producers, and must be deducted from the invoices issued by them to the distribution companies. The enactment of clarifying regulations for the resolution is still pending.

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

With the enactment of the Bases Law, the free commercialization of hydrocarbons is established and the procedure of non-objection by the Secretary of Energy is introduced. Meanwhile, Decree No. 1.057/2024 establishes that the Secretary of Energy shall adapt, among other regulations related to the export of hydrocarbons, Resolution SE No. 360/21. This regulation has not yet been issued by the Secretary of Energy.

-	Export of LNG

Through the Bases Law (amending Law No. 24,076), a special export regime for liquefied natural gas (LNG) was established for those who produce, process, refine, trade, store and/or fraction hydrocarbons and/or their derivatives, subject non-objection of the SE. Moreover, on April 4, 2025, the SE approved the procedure for the export of LNG by means of Resolution No. 145/2025.

The SE may raise objections within 120 administrative working days from the submission of the export notification by the interested party. If the Secretary of Energy does not raise any objection within the aforementioned period, a free export of LNG license is granted.

The LNG export authorizations granted will be final with respect to the LNG volumes authorized for a period of up to 30 years, from the start-up of the liquefaction plant (on land or floating) or its extensions.

In addition, the law provides that within six months of its entry into force, the Secretary of Energy shall carry out a study with a view to issuing a "Declaration of Gas Resource Availability" in the long term. Such declaration shall take into account the sufficiency of the country's gas resources, projected over time, and the supply of natural gas from other sources to regularly satisfy domestic demand and, at the same time, supply on a firm and uninterrupted basis the LNG export projects that are expected to be developed and implemented during the same period of analysis. Decree No. 1057/2024 defines the aspects to be included in this declaration. The ES must update this study at least every five years, or whenever a new LNG export application justifies it due to its size, longer duration and higher investment amounts. Among the grounds for objection, the ES may object to the export, in whole or in part, on the basis of the lack of availability of natural gas in Argentina, according to the Declaration of Availability of Gas Resources.

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

To date, Pampa has been granted the certificates of access to the RADPIGN and RPEPNIH benefits corresponding to the third and fourth quarters of 2022 and the first quarter of 2023. The certificates requested for the second, third, and fourth quarters of 2023 and all four quarters of 2024 are still pending to be granted.

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

Through the Bases Law, it was stipulated that the PEN may not interfere in or set the domestic market prices for any segment of the hydrocarbon production chain.

Midstream

-	Transport Licenses

The Bases Law amended Law No. 24,076 to provide that, at least 18 months prior to the expiry of a license, ENARGAS, at the request of the respective supplier, shall carry out an evaluation of the service provided by the supplier with a view to proposing to the National Executive Power the renewal of the license to provide public natural gas transport and distribution services for an additional period of twenty (20) years.

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

The Decree No. 1023/24 extended the emergency and its associated actions until July 9, 2025. Also, the Bases Law i) provides for the unification of ENRE and ENARGAS into a single regulatory structure; and ii) authorizes the PEN, during the period of the declared emergency, to adapt the regulatory framework for electricity, according to Laws Nos 15.336 and 24.065, in order to:

-	promote the opening of international trade in electricity;
-	ensure free marketing and maximum competition in the sector, guaranteeing final consumers a free choice of supplier;
-	promote the economic dispatch of energy transactions based on remuneration in the hourly economic cost of the system, taking into account the hourly marginal cost of the system and the energy not supplied;
-	adjust energy system tariffs based on the real cost of supply in order to cover investment needs and ensure the continued provision and regulation of public services;

-	explicitly differentiate the funds to be paid by the end user, with the explicit obligation of the distributor to act as a collection or withholding agent for the amounts to be collected for energy, transport and taxes corresponding to the MEM and the Treasury, as appropriate; and
-	ensure the development of electricity transmission infrastructure through open, transparent, efficient and competitive mechanisms.

On January 28, 2025, Resolution SE No. 21/25 was published, establishing several modifications to the current regulation of the dispatch and operation of the WEM Term Market WEM T, as mentioned in the previous sections. Many of the aspects introduced by the resolution require future development regulations and/or clarifications for their application. The Resolution exempts generators, self-generators and co-generators of conventional thermal, hydroelectric and nuclear sources that enters into commercial operations as of January 1, 2025 from the suspension of contracting in the MAT.

In regard with the Energy Plus market, it restricted the renewal and/or submission of new contracts until October 31, 2025. Existing Energy Plus contracts will remain in force until they are terminated. Once the contracts are terminated, the Energy Plus Market will cease to exist and the generation units authorized under this regime will be remunerated under the new market rules to be defined by the SE as part of the WEM normalization process.

In relation with the dispatch and allocation of natural gas for generation, it repealed, with effect as of February 1, 2025, the dispatch regime established by Resolution SE No. 354/20, which settled a dispatch priority to generators in order to comply with the obligations (TOP and residual) of ENARSA's supply contract with Bolivia and CAMMESA’s and ENARSA natural gas contracts under the “Plan Gas”.

On the other hand, as of March 1, 2025, it authorizes the recognition of fuel costs in accordance with reference prices and the values declared and accepted in the declaration of production costs, plus freight, natural gas transport and distribution costs, and taxes and duties.

CAMMESA will continue to centralize the management of fuels for those unit under CAMMESA’s PPAs (e.g. Res. 220/07, Res. 21/17, Res. 287/17).

Generators remunerated under the Spot Market will be able to manage their own fuel supply, leaving CAMMESA as supplier of last resort.

Finally, it establishes new values for the cost of energy not supplied, setting a maximum of U.S.$ 1,500/MWh as of February 1, 2025, with the following steps; (i) up to 5% 350 U.S.$/MWh; (ii) up to 10% U.S.$ 750/MWh; and iii) more than 10% U.S.$ 1,500/MWh.

Regarding the ability of generators to supply their own fuel, on April 4, 2025, note NO-2025-35216647-APN-SE#MEC was issued, establishing additional guidelines to note NO-2025-16900682-APN-SE#MEC for the gas dispatch priority scheme for thermal generation in the WEM. The new directives state that offers from generators opting to manage their own fuel supply will be considered firm, and in case of non-compliance, they will be penalized with a Deliver or Pay equivalent to 70% of the reference price for the unavailable volume.

A new reference price applicable to different scenarios was set, equivalent to 90% of the weighted average representative price per basin for natural gas at the PIST, using the prices from Round 4.2 for the Neuquina Basin and Round 4.1 for the Austral Basin. For the Northern Basin, prices from the Neuquina Basin will be used. Additionally, the reference price for natural gas originating from neighboring countries was modified.

Reference prices for liquid fuels are determined for each generator based on international indicators, including a premium to cover associated financial and logistical costs. Regarding the payment for liquid fuels and natural gas from neighboring countries, the exchange rate corresponding to the business day prior to the transaction due date will be recognized, linked to the consumption recognized in the respective economic transaction.

On January 28, 2025, the SE sent to CAMMESA Note NO-2025-09628437-APN-SE#MEC, in which it made several reflections on the current state of the MEM and instructed CAMMESA to draft certain briefs proposing new regulatory measures based on the Guidelines included in such note. The Guidelines were sent to AGEERA, ADEERA, ATEERA and AGUERA for them to comment on their content. As of the date of this annual report, all the associations have sent their comments to the SE. The Guidelines set several changes in the structure of the WEM and the compensation schemes for power generation.

Based on CAMMESA’s briefs, the SE will issue transitional rules for the adaptation of the WEM. The new WEM structure is expected to become effective on November 1, 2025. To the date of this report, the Company is evaluating the projected changes and its impact to our generation business.

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

Since March 16, 2020, the Executive Branch has successively ordered the intervention of the ENRE. As indicated on the previous chapter, Decree No. 55/23 ordered a new intervention on the ENRE and ENARGAS, cancelled the procedures for the election of the members of their boards and instructed the commencement of new procedures. The Bases Law ordered that the ENRE and the ENARGAS will merge into a new single Regulatory Authority for the energy and the natural gas industries. However, as to date the relevant regulations to that effect have not been implemented.

The creation of the WEM made it necessary to create an entity in charge of the management of the WEM and the dispatch of electricity into the National Interconnection System (the “SIN”). The duties were entrusted to CAMMESA, a private company created for this purpose.

CAMMESA is in charge of:

•	the dispatch of electricity into the SIN, maximizing the SIN’s safety and the quality of electricity supplied and minimizing wholesale prices in the spot market;
•	planning energy capacity needs and optimizing energy use in accordance with the rules set forth from time to time by the SE;
•	monitoring the operation of the term market and administering the technical dispatch of electricity under agreements entered into in that market;
•	acting as agent of the various WEM agents and carrying out the duties entrusted to it in connection with the electricity industry, including billing and collecting payments for transactions between WEM agents (upon enactment of SE Resolution No. 95/2013, this was limited to the contracts then in force and, thereafter, to those contracts executed under Energy Plus Program);
•	purchasing and/or selling power from abroad or to other countries by performing the relevant import/export transactions;
•	purchasing and administering of fuels for the WEM generators under certain emergency conditions; and
•	providing consulting and other related services.

Five groups of entities each hold 20% of the capital stock of CAMMESA. The five groups are the Argentine Government, the associations that represent: (i) the generation companies (AGEERA), (ii) the transmission companies (ATEERA), (iii) the distribution companies (ADEERA) and (iv) the large users (AGUEERA).

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

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the SIN. Generators are subjected to the scheduling and dispatch rules set out in the regulations and managed by CAMMESA. Privately owned generators may also enter into direct contracts with distributors or large users. However, this possibility was suspended by SE Resolution No. 95/2013, which in this respect, remains in effect except for the Energy Plus Program, renewable energy supply contracts and, upon SE Resolution No. 21/25, for generator whose entry into commercial operations takes place as of January 1, 2025. As of December 31, 2023, Argentina had a nominal installed capacity as reported by CAMMESA of 43.8 GWh. In 2023, thermal generation generated 73,018 GWh (52%), hydroelectrically energy generated 38,514 GWh (27%), renewable energy generated 20,085 GWh (14%) and the nuclear energy generated 8,963 GWh (6%). In 2022, imports amounted to 6,214 GWh and exports to 98 GWh.

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

In October 2019, through SRRYM No. 38/19, the spot price at the WEM was established at 720 Ps./MWh. In May 2021, the spot price at the WEM was raised to 930 Ps./MWh (SE Res. No. 748/21) Resolution 27/25 updated the maximum spot price in the WEM to $12,469/MWh as of the February 2025 economic transaction. Recently, Resolution SE No. 143/25 updated the spot price in the WEM to $12,948/MWh as of April 2025.

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

Resolutions SE No. 9/24 and No. 99/24 updated the remuneration values for spot production, establishing an increase of 73.9% and 25%, respectively, for the economic transactions from February 2024 to June 2024.

In addition, Resolutions SE No. 193/24, No. 233/24 and No. 285/24 and Resolution SCEyM 20/24 established further increases of 3%, 5%, 2.7% and 6% for the economic transactions of August, September, October and November 2024, respectively. Subsequently, Resolution 387/2024 established a 5% increase from December 2024 and Resolution 603/2024 a 4% increase for January 2025. Currently, Res. 27/2025 provides for a 4% increase for February 2025 and Resolutions 113/25 and 143/25 provided for further 1,5% increase for March and April, respectively.

Resolution SE No. 294/24 approved a scheme that recognizes an additional, complementary and exceptional remuneration to promote the availability of thermal generation plants in critical months and hours, effective from December 2024 to March 2026.

Finally, SE Resolution No. 34/24 modified the payment terms under the Spot Market and gave energy transporters a priority to collect their revenues over energy generators. Consequently, if CAMMESA does not have enough funds to pay both energy transporters and generators, the first shall collect their revenues before See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework.”.

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

On January 28, 2025, SE Resolution No. 21/25 repealed SE Resolution No. 354/20. Following such decision the SE issued note NO- 025-16900682-APN-SE#MEC in which it instructed CAMMESA on the new conditions for the generators dispatch considering CAMMESA’s obligations under its Plan Gas contracts. The new dispatch conditions, apparently, allows generators that have opted to supply their own fuels, to compete (through CVP declarations) with the natural gas volumes committed under CAMMESA’s Plan Gas contracts after the TOP volumes are met.

On April 4, 2025, note NO-2025-35216647-APN-SE#MEC was issued, establishing additional guidelines to NO-2025-16900682-APN-SE#MEC for the gas dispatch priority scheme for thermal generation in the WEM. The new directives state that offers from generators opting to manage their own fuel supply will be considered firm, and in case of non-compliance, they will be penalized with a Deliver or Pay equivalent to 70% of the reference price for the unavailable volume.

A new reference price applicable to different scenarios was set, equivalent to 90% of the weighted average representative price per basin for natural gas at the PIST, using the prices from Round 4.2 for the Neuquina Basin and Round 4.1 for the Austral Basin. For the Northern Basin, prices from the Neuquina Basin will be used. Additionally, the reference price for natural gas originating from neighboring countries was modified.

Reference prices for liquid fuels are determined for each generator based on international indicators, including a premium to cover associated financial and logistical costs. Regarding the payment for liquid fuels and natural gas from neighboring countries, the exchange rate corresponding to the business day prior to the transaction due date will be recognized, linked to the consumption recognized in the respective economic transaction.

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

During 2022 and 2023, the SE took several measures to reduce energy subsidies and transfer a higher proportion of the cost or energy production to the users. To that end, the SE established a new segmentation scheme.

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

On May 28, 2024, the National Government published Decree No. 465/2024 in the Official Gazette, which ordered the restructuring of national jurisdiction energy subsidy regimes to ensure a gradual, orderly, and predictable transition to a scheme that allows users to bear the real costs of energy, promote energy efficiency, and ensure vulnerable residential users have access to essential consumption of electricity, natural gas, and bottled natural gas. To this end, a transition period of 6 months (extendable for an equal period) was established, depending on the evolution of the general economic situation and the dynamics of the energy sector.

Additionally, it amended Decree No. 332/2022, which had established the demand segmentation scheme considering the economic capacity of users (Level 1 (high income), Level 2 (low income), and Level 3 (middle income)). It also empowers the SE to: i) establish subsidized consumption limits for electricity and gas in all residential categories, considering criteria such as the area and time of year; ii) apply energy tariff discounts for users of different levels during a transition period; iii) charge consumption that exceeds subsidized limits at wholesale prices set by the Secretary of Energy, with possible gradual bonuses for Level 2 users; iv) regularly review subsidized consumption limits and discounts, promoting efficient consumption habits, among others.

During this transition period, the evolution of all variables at play will be monitored, information cross-checks will be conducted, and the re-registration and updating of the ESAR (Energy Subsidy Access Registry) will be promoted to ensure that users are in the corresponding segment according to their income level.

By SE Resolution No. 90/24, the application of caps on subsidized consumption volumes in all residential categories and segments was ordered, and discounts or bonuses on the Seasonal Price to be passed on to end users will be applied, establishing that excess consumption amounts be paid at wholesale electricity prices.

Later, Resolution SE No. 19/2024, established that on the final summer seasonal period starting on November 1, 2024 until April 30, 2025, the supply costs will be charged from distributors to large demand and level 1 users. On January 30, 2025, Resolution SE No. 26/2025, established that the final summer seasonal period starting on November 1, 2024, untill April 30, 2025, and, according to the information provided by CAMMESA, only Wholesale Large Users would pay for the actual energy cost of the new seasonal price and Distributor’s demand has subsidized prices.

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

The term market was suspended by SE Resolution No. 95/2013 which, in this aspect, remains in effect except for the Energy Plus Program, renewable energy supply contracts and generators that entered into commercial operation as of January 1st, 2025 (as per SE Resolution No. 21/25).

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

Due to the indebtedness of distributors and budgetary constraints from the National Government to cover the subsidies in the electricity sector, on March 18, 2024, the SE modified the payment order under the WEM, prioritizing the payment to transporters over generators (SE Resolution No. 34/24).

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

Current Remuneration Scheme for the Spot Market.

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

Resolutions SE No. 9/24 and No. 99/24 updated the remuneration values establishing an increase of 73.9% and 25%, respectively, for the economic transactions of February 2024 and June 2024.

In addition, Resolutions SE No. 193/24, No. 233/24 and No. 285/24 and Resolution SCEyM 20/24 established further increases of 3%, 5%, 2.7% and 6% and for the economic transactions of August, September, October and November 2024, respectively. Subsequently, Resolution 387/2024 established a 5% increase for December 2024 and Resolution 603/2024 a 4% increase for January 2025. Currently, Res. 27/2025 established a 4% increase for February 2025 and Resolutions 113/25 and 143/25 provided for further 1,5% increase for March and April 2025, respectively

Thermal Power Generators

The remuneration comprises a fixed remuneration for the monthly available power capacity, with or without DIGO (Guaranteed Availability Commitment), a variable remuneration for generated and operated energy, and an additional monthly remuneration for the average capacity actually delivered during each month’s HMRT (hours of maximum thermal demand).

The prices for power capacity, in Ps./MW-month, for generators not offering DIGO, are as follows:

Technology / scale	Jun-24	Ago-24	Sep-24	Oct-24	Nov-24	Dic-24	Feb- 25	Apr-25
Large CC > 150 MW	1,342,024	1,382,285	1,451,399	1,490,587	1,580,022	1,659,023	1,794,399	1,848,635
Small CC ≤ 150 MW	1,496,019	1,540,900	1,617,945	1,661,630	1,761,328	1,849,394	2,000,305	2,060,765
Large ST > 100 MW	1,914,030	1,971,451	2,070,024	2,125,915	2,253,470	2,366,144	2,559,222	2,636,574
Small ST ≤ 100 MW & ICE	2,288,030	2,356,671	2,474,505	2,541,317	2,693,796	2,828,486	3,059,290	3,151,757
Large GT > 50 MW	1,562,026	1,608,887	1,689,331	1,734,943	1,839,040	1,930,992	2,088,561	2,151,687
Small GT ≤ 50 MW	2,024,026	2,084,747	2,188,984	2,248,087	2,382,972	2,502,121	2,706,294	2,788,757

Note: Unlike Res. SE No. 238/22, MCI is not distinguished by size.

The prices for power capacity, in Ps./MW-month, for generators offering DIGO, are as follows:

Period	Jun-24	Ago-24	Sep-24	Oct-24	Nov-24	Dic-24	Feb -25	Apr-25
Summer (Dec-Feb) and winter (Jun-Aug) in general	4,800,060	4,944,062	5,191,265	Winter: 5,331,429 Summer: 5,311,429	5,651,315	5,933,881	6,418,085	6,612,071
Others (Mar-May & Sep-Nov) in general	3,600,048	3,708,049	3,893,451	3,998,574	4,238,488	4,450,412	4,813,565	4,959,055

100% of the real power availability is remunerated with DIGO price.

Prices for generated energy according to the fuel used, in Ps./MWh, are as follows:

Fuel	Jun-24	Ago-24	Sep-24	Oct-24	Nov-24	Dic-24	Feb-25	Apr-25
Natural gas	3,203	3,299	3,464	3,558	3,771	3,960	4,283	4,412
FO or GO	5,604	5,772	6,061	6,225	6,599	6,929	7,494	7,720
Biofuels in general	8,001	8,241	8,653	8,887	9,420	9,891	10,698	11,021
Mineral coal	9,601	9,889	10,383	10,663	11,303	11,868	12,837	13,225

The price for operated energy was set at Ps.1,535/MWh beginning in April 2025, irrespective of the fuel type.

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

The following chart shows power capacity prices in Ps./MW-month:

Scale	Jun-24	Ago-24	Sep-24	Oct-24	Nov-24	Dic-24	Feb-25	Apr-25
Large HI > 300 MW	1,320,019	1,359,620	1,427,601	1,466,146	1,554,115	1,631,821	1,764,978	1,818,325
Medium HI > 120 MW & ≤ 300 MW	1,760,025	1,812,826	1,903,467	1,954,861	2,072,153	2,175,761	2,353,303	2,424,432
Small HI > 50 MW & ≤ 120 MW	2,420,031	2,492,632	2,617,264	2,687,930	2,849,206	2,991,666	3,235,786	3,333,588
Renewable HI ≤ 50 MW	3,960,051	4,078,853	4,282,796	4,398,431	4,662,337	4,895,454	5,294,923	5,454,962

The price for generated energy was set at Ps. 3,857/MWh and for operated energy at Ps. 1,535/MWh, both beginning in April 2025.

The prices of the generated energy in the 5 peak hours (from 6 p.m. to 11 p.m.) will be an equivalent price, applying the following factors:

Period	Factor
Summer (Dec-Feb) and winter (Jun-Aug) in general	2.0
Others (Mar-May & Sep-Nov) in general	1.0

Other Considerations

For energy generated from an unconventional source, a single remuneration of Ps. 29.951/MWh beginning in February 2025 and of Ps. 30.856/MWh beginning in April 2025. The remuneration is reduced by 50% for energy generated before commissioning.

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

On January 28, 2025, the SE issued Resolution 21/25 which changed the regulations of the dispatch and operation of the Term Market (MAT) of the Wholesale Electricity Market (MEM). With regard to the Energy Plus market, it established an October 31, 2025 deadline for the execution of new contracts or the renewal of supply agreements under Energy Plus Contracts. It is expected that such market will come to an end upon the termination of such contracts and the contract in force at the time of its enactment.

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

As described above, SE Resolution No. 354/2020 allows generators with PPAs under SEE Resolution 287/17 to assign the operation of the natural gas volumes and transport capacity of their contracts for the supply of the power plants with contracts under the latter resolution. The Company proceeded with such assignment, and an amendment to the PPA must therefore be executed. Even though the SE Resolution No. 21/25 repealed the SE Resolution No. 354/20, CAMMESA will continue to provide the natural gas necessary for the operation of Genelba Plus combined cycle.

SEE Resolution No. 59/23: Remuneration for combined cycles

On February 7, 2023, the SE issued Resolution No. 59/23, which established a regime pursuant to which the owners of combined cycle plants may adhere to and sign an Availability and Efficiency Improvement Agreement (Availability Agreement) with CAMMESA.

The Availability Agreement contemplates an availability commitment of 85% of the net capacity for a maximum term of 5 years. In consideration for such availability commitment the generator shall collect U.S.$ 2000/MW-months and the dollarization of energy prices (U.S.$3.5/MWh for natural gas and U.S.$6.1/MWh for FO and GO).

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

Contingency and Forecast Plan for Energy Supply in Critical Months

The SE, through Resolution No. 294/24, established a "Contingency and Forecast Plan for Critical Months of 2024/2026" with the aim of avoiding, reducing or mitigating the critical energy supply condition for the critical days of the following years.

The plan identifies different measures for the different segments of the industry.

Regarding electricity generation, it includes an additional remuneration based on the available capacity and generation, in order to promote the availability of thermal generation in the critical months and hours between December 2024 to March 2026. This scheme may be extended by the Undersecretariat of Electrical Energy for a further 12 months term, subject to the filling of a maintenance program for each generating unit.

The remuneration scheme provides (i) a capacity remuneration of U.S.$ 2,000/MW-month, adjusted by a criticality factor that takes into account the node where the generating unit is located and the actual availability of the unit during the most critical hours, and 50% of this remuneration for the capacity in excess of the committed capacity; and (ii) a generated energy remuneration , which varies between U.S.$ 3.4/MWh and U.S.$ 10.5/MWh, depending on the fuel used and the generation technology.

On the other hand, it instructed CAMMESA to implement an exceptional dispatch procedure that will allow the strategic use of generation units to reduce the risk of supply restrictions during peak hours. Such a procedure may include the possibility of reserving the dispatch of the remaining operating hours of those units that are nearing the end of their useful life, in order to allow their use during periods of maximum demand.

Within the framework of these regulations, on November 20th, 2024, Pampa adhere to such scheme for the relevant units of CPB, CTG, CT Piquirenda, CTLL, CTGEBA and Ecoenergía, effective from 1 December 2024 until 31 March 2026.

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

RenovAr Program

ME&M Resolution No. 71/16 issued in May 2016 launched the RenovAr (Round 1) Program’s open call for tenders. In October 2016 and pursuant to Resolution No. 213/16, the ME&M awarded 29 projects for a total 1,142 MW (97% of which were wind and solar energy projects). Additionally, in October 2016 ME&M Resolution No. 252/16 was issued launching the RenovAr (Round 1.5) Program’s call for tenders, and the following month ME&M Resolution No. 281/16 was issued, whereby 30 projects for a total 1,281.5 MW (100% which use wind and solar energy projects) were awarded.

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

In November 2023, Resolution SE No. 883/2023 was approved, which established a compensation mechanism for penalties under the Renewable PPAs provided that the amounts to be compensated are invested in new renewable generation capacity. The owners of the projects that request the compensation will have a term of 36 months for the installation of the new renewable power and the new capacity will be remunerated by one of the following options: (i) 100% of the energy generated to be remunerated at a price equal to U.S.$ 20/MWh for a 60-month term; (ii) 20% of the energy generated to be remunerated at a price equal to U.S.$ 20/MWh for a 120-month term and the remaining 80% to be sold either in the MAT, self-consumption, reserved to compensate future penalties or at the spot market; or (iii) 20% of the energy generated to be remunerated at a price equal to U.S.$ 20/MWh for a 180-month term and the remaining 80% to be sold either in the MAT, self-consumption, reserved to compensate future penalties or at the spot market. As of today, PEA is the only asset with a PPA under the Renovar regime.

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

We registered the PEPE II, III, IV and VI projects with the RENPER. We also requested the corresponding priority dispatch which was subsequently granted.

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

Under these regulations, the following projects are remunerated: PEPE II, III (53.2 MW each), IV (81 MW) and PEPE VI (140 MW). The energy produced is marketed through PPAs in U.S.$-dollar linked contracts with private parties, with a weighted average term of approximately 5 years.

In addition to its own generation, Pampa commercializes renewable energy generated by third parties, with the volume in 2024 averaging 12.6 GWh, contributing to the margin in the MAT ER segment.

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

On March 13, 2025, by means of DNU 186/25 a special regime to allow electricity distributors to regularize their accumulated debt by November 30, 2024 was established. The plan also provides a special credit regime for those distributors that, by 31 December 2023, do not have any unregulated debt with CAMMESA and who have cancelled all transactions for 2024, under the conditions established by the regulations. Regulations to this DNU is yet to be issued.

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

Holding and others segment

Our holding and others segment generate revenues mainly from contracts with customers in relation to technical assistance and administration services to related companies.

Factors Affecting Our Results of Operations

Our results of operations are principally affected by economic conditions in Argentina, changes in local and international crude oil prices, natural gas prices and international petrochemical product’s prices, fluctuations in demand for oil related products, natural gas and electricity in Argentina, costs of sales, operating expenses and climate change. See “Risk Factors—Risks Relating to our Company—Climate change, energy transition and regulatory framework promoted for such purposes could affect our business, our results of operations and financial condition”.

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

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2024	2023	2022
Real GDP (% change)	(2.1)%	(1.6)%	5.0%
Nominal GDP (in millions of Ps.)	535,315,134	191,404,997	82,436,434
Real Consumption (% change)	(6.3)%	1.0%	9.7%
Real Investment (% change)	(23.2)%	(2.0)%	11.1%
Industrial Production (% change)	(9.4)%	(1.8)%	4.2%
Consumer Price Index	(117.8)%	211,4%	94.8%
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	1,032	808.48	177.13
Exports (in millions of U.S.$)	79,721	66,789	88,446
Imports (in millions of U.S.$)	60,822	73,714	81,523
Trade Balance (in millions of U.S.$)	18,898.6	(6,925.1)	6,923
Current Account (% of GDP)	0.9%	(3.2)%	(0.7)%
Reserves (in millions of U.S.$)	29.6	23.1	44.6
Tax Collection (in millions of Pesos)	142,031,453	46,463,191	21,540,626
Primary Surplus (in millions of Pesos)	10,405,810	(5,164,637)	(1,659,749)
Public Debt (% of GDP at December 31) *	83.4%	156.6%	85.2%
Public Debt Service (% of GDP)	1.6%	1.7%	1.8%
External Debt (% of GDP at December 31)	54.5%	121.6%	59.4%

Sources: INDEC; Central Bank; Ministry of Treasury.

*Includes hold-outs

Macroeconomic Context

In 2024, the new administration launched an economic stabilization plan based on a fiscal and an exchange rate pillar.

In the fiscal sphere, the Government achieved a primary and financial surplus of 2.4% and 0.8% of GDP, respectively, a milestone that had not been reached for 14 years. This result was possible thanks to a 27% adjustment in public spending in real terms, despite political and social challenges. A key component of this reduction was the decrease in energy subsidies: at the beginning of the year, electricity tariffs only covered 22% of the real cost, whereas by the end of 2024, the coverage reached 90%. The reduction in economic subsidies accounted for 12% of the total adjustment.

In line with the economic plan, in July 2024, the “May Pact” was signed, which included fiscal balance and a public spending level below 25% of GDP among its goals. The Treasury has been rigorous in this respect, considering it a central axis of its economic policy. In this way, the achieved surplus has allowed it to meet its obligations, paying both amortizations and interest on its foreign-currency international obligations, significantly reducing the country risk from 1,938 in December 2023 to 635 basis points in December 2024. This improvement has reopened the international capital markets for Argentine companies, with 16 corporate bond issues, including two by Pampa and one by TGS, enabling the refinancing of the companies’ U.S.$ - denominated debts. However, the fiscal adjustment has impacted economic activity, which accumulated a 3% year-on-year decline as of the third quarter of 2024.

On the monetary front, the Government applied a policy that included two main measures: limiting the expansion of the broad monetary base and establishing a foreign exchange crawling peg regime, with a monthly 2% devaluation, to anchor devaluation expectations. This policy was feasible, in part, due to the continuity of capital controls. The wholesale U.S.$ exchange rate closed at Ps. 1,032 / U.S.$ as of December 31, 2024, accumulating a 28% increase vs. the end of 2023 and an average 210% year-on-year increase. A controlled exchange rate, combined with the lack of need to issue money to finance the Treasury given the above-mentioned surplus, resulted in a sharp decrease in the monthly inflation rate, from 25.5% in December 2023 to 2.7% in December 2024.

Regarding the balance of payments, an estimated U.S.$ 18.9 billion surplus was achieved, with a U.S.$ 5.7 billion energy surplus, the highest in 18 years. This was made possible by oil export growth and lower imports of gas and liquids used for electricity generation, which was driven by the gas production increase at Vaca Muerta. Furthermore, progress was made in regularizing importers’ commercial debt through the issuance of U.S.$ -denominated securities by the BCRA and the elimination of most of the entity’s remunerated liabilities, helping to clean up its balance sheet.

It is worth highlighting that in October, the Government launched a tax amnesty. Under it, more than U.S.$ 32 billion was declared, of which U.S.$ 22 billion entered the system in cash. This result contributed to strengthening fiscal accounts and allowed the Government to rebuild BCRA’s reserves, which closed at approximately U.S.$ 30 billion, U.S.$ 7 billion more than at the end of 2023, strengthening the local market and providing new financing sources.

Finally, towards the end of 2024, the Government started reducing some taxes, including the elimination of the PAÍS tax, with a positive impact on Pampa.

Reserves and Production of oil and gas

Natural gas and oil constitute the main energy sources in the national primary energy matrix. The following chart illustrates their shares as of December 31, 2023, as there is no available information for the year 2024:

2023 Argentine energy matrix

100% = 79.4 million Tons of oil equivalent

Note: It excludes other primary sources for 4.7%. Source: SE.

Natural Gas

In 2024, total gross natural gas production amounted to 139 million m3 per day, a 5% increase compared to 2023. This increase is explained by growth in the Neuquina Basin (an increase of 9.1 million m3 per day compared to 2023) driven by the commissioning of the GPM in August 2023. Such increase was partially offset by falls in production in the remaining basins: Austral ( a decrease of 1.2 million m3/day compared to 2023), Golfo San Jorge ( a decrease of 0.6 million m3/day compared to 2023) and Noroeste ( a decrease of 0.2 million m3/day compared to 2023). Net production grew by 7%, totaling 129 million m3 per day.

Total demand grew by 2% year-on-year, mainly due to higher power plants’ gas consumption, residential demand and exports. Likewise, there was a significant reduction in natural gas imports, with year-on-year decreases of 48% from Bolivia (3.2 million m3/day) and 34% in LNG (4.5 million m3/day), explained by the new evacuation capacity from Neuquén and the reversal of the Northern gas pipeline. In contrast, exports to Chile increased by 10% compared to 2023, reaching 6.5 million m3/day and representing 5% of total production in 2024.

As of December 31, 2023, the country’s natural gas reserves and resources totaled 1,839 million m3, a 10% increase compared to 2022. Of the total, 27% were proven reserves, and 78% came from unconventional formations.

Evolution of natural gas production, and reserves and resources*
In billion m3, 2012-2024

Note: * There is no information on reserves for 2024. Source: SE.

Crude Oil

In 2024, total oil production reached 700.7 kbbl per day, a 10% increase compared to 2023. This growth was led by the Neuquina Basin, where production increased by 20%. Oldelval and the Transandinean Pipeline systems have improved the evacuation capacity from Vaca Muerta, which has also contributed to the increase. Out of total production, 69% came from the Neuquina Basin (481 kbbl per day) and 27% from the Golfo San Jorge Basin (190 kbbl per day, a 5% decrease compared to 2023).

Evolution of oil production, and reserves and resources*

In million boe, 2012-2024

Note: * There is no information on reserves for 2024. Source: SE.

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

Electricity consumption in Argentina experienced a slight 0.5% contraction in 2024 when compared to 2023, reaching 140,227 GWh. This was explained by decreases of 1.2% in the commercial segment and 1.3% in the industrial demand, partially offset by a 0.4% increase in the residential sector. The following chart shows the breakdown of electricity consumption in 2024 by type of customer.

Electricity demand by type of customer

Source: CAMMESA.

Peak Demand Records

	2017	2018	2019	2020	2021	2022	2023	2024	2025
Capacity (MW)	25,628	26,320	26,113	25,791	27,088	28,283	29,105	29,653	30,257
Date	Feb-24	Feb-8	Jan-29	Feb-4	Dec-29	Dec-6	Mar-13	Feb-1	Feb-10
Temperature (°C)	27.7	30.2	34.0	29.5	31.7	29.0	31.0	31.5	31.1
Hour	14:25	15:35	14:25	14:57	14:28	14:43	15:28	14:48	14:47

Source: CAMMESA.

During 2024, power generation grew by 1% in 2024, reaching 141,592 GWh, compared to 140,580 GWh recorded in 2023, mainly driven by renewable sources (a 2,791 GWh increase compared to 2023), thermal sources (a 2,370 GWh increase compared to 2023) and nuclear power availability (a 1,486 GWh increase compared to 2023), partially offset by a 15% reduction in hydropower generation, net of pumping (a 5,635 GWh decrease when compared to 2023).

The grid maintained its dependence on thermal generation, using both natural gas and liquid fuels (GO and FO) and mineral coal, contributing 53% of the total energy volume or 75,388 GWh, followed by hydropower generation net of pumping of 32,880 GWh (23% of the total energy volume), renewable energies with a generation of 22,875 GWh (16% of the total energy volume) and nuclear power with a generation of 10,449 GWh or 7% of the total energy volume.

Although the SADI has been a net power importer for the third consecutive year, in 2024, imports decreased by 25% to 4,654 GWh when compared to 2023, exports increased tenfold to 970 GWh compared to 2023, and losses were reduced by 14% to 5,049 GWh compared to 2023. The following chart shows the evolution of electric power generation by type of technology:

Generation by Type of Power Plant

In %, 2014 – 2024

Note: It includes WEM and Patagonian WEM System. Hydroelectric power generation net of pumping. Source: CAMMESA.

During 2024, generation facilities recorded a decrease in their installed capacity of 423 MW compared to the previous year, reaching a total of 43,351 MW as of December 2024. This decrease is mainly due to Yacyretá Power Plant’s lower firm availability (decrease of 1,195 MW compared to 2023) and the decommissioning of obsolete units by 583 MW. However, 925.2 MW from renewable units and 365.5 MW from thermal units were incorporated during 2024, including the 60 MW repowering of the Docksud Power Plant. The chart below shows the composition of installed capacity in Argentina as of December 31, 2024:

2024 Argentine installed power capacity

100% = 43.4 GW

Source: CAMMESA.

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

However, on January 28, 2025, the SE abrogated SE Res. No. 354/20, effective February 1, 2025, and established that, as of March 1, 2025, it will authorize generators to manage their fuel for spot energy units (SE Res. No. SE 21/25).

Fuel consumption for power plants increased by 1% year-on-year in 2024, totaling 45.4 million m3/day of gas equivalent. Natural gas accounted for 92% of total consumption, with a 9% increase, to 41.6 million m3/day, 93% of which was local and 7% imported. The use of alternative fuels (FO, GO and mineral coal) decreased by 65%, 27% and 51%, respectively.

The chart below shows the fuel consumption by type:

Fuel consumption by type

In % and million m3/day of gas equivalent, 2014 – 2023

Source: CAMMESA.

The following chart shows the monthly wholesale price that all electricity system users should pay so that the power grid would not run into a deficit, as well as the seasonal energy price. The wholesale cost includes, besides the energy price, the power capacity payment, the generation cost, fuels such as natural gas, FO, GO and mineral coal, and other minor items. As of December 2024, the coverage amounted to 92%.

Wholesale monthly cost and seasonal price

In U.S.$/MWh

Source: CAMMESA, converted into U.S.$ at the official FX rate.

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

Results of Operations

The table below provides a summary of our results of operations for the years ended December 31, 2024, and 2023.

	For the year ended December 31,
	2024	2023
Revenue	1,876	1,732
Cost of sales	(1,279)	(1,107)
Gross profit	597	625
Selling expenses	(74)	(66)
Administrative expenses	(239)	(185)
Exploration expenses	(21)	(7)
Other operating income	175	177
Other operating expenses	(88)	(88)
Impairment of property, plant and equipment, intangible assets and inventories	(34)	(39)
Impairment of financial assets	(56)	-
Share of profit (loss) from associates and joint ventures	146	(2)
Profit from sale/acquisition of companies’ interest	34	9
Operating income	440	424
Finance income	32	5
Finance costs	(185)	(364)
Other financial results	211	558
Financial results, net	58	199
Profit before income tax	498	623
Income tax	121	(318)
Profit of the year	619	305

Total Profit of the year attributable to:
Owners of the Company	619	302
Non - controlling interest	-	3

113

	2024	2023
Revenue
Oil and Gas	730	666
Generation	672	648
Petrochemical	516	507
Holding and others	65	14
Eliminations	(107)	(103)
Total Revenue	1,876	1,732

Gross profit
Oil and Gas	215	254
Generation	305	294
Petrochemical	29	63
Holding and others	48	14
Eliminations	-	-
Total Gross profit	597	625

Operating income (loss)
Oil and Gas	69	140
Generation	204	272
Petrochemical	43	45
Holding and others	124	(33)
Eliminations	-	-
Total operating income	440	424

Total profit (loss) of the year
Oil and Gas	(5)	(47)
Generation	461	210
Petrochemical	72	30
Holding and others	91	112
Eliminations	-	-
Total profit of the year	619	305

Total profit (loss) attributable to owners of the company
Oil and gas	(5)	(47)
Generation	461	207
Petrochemical	72	30
Holding and others	91	112
Eliminations	-	-
Total profit attributable to owners of the company	619	302

Total profit attributable to non - controlling interest
Generation	-	3
Total profit attributable to non - controlling interest	-	3

We are a fully integrated power company in Argentina mainly participating in the oil and gas production and electricity generation businesses.

Through its own activities, subsidiaries and shareholdings in joint ventures and based on the business nature, customer portfolio and risks involved, the Company operates its businesses through following reportable segments:

●	Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interests in CISA (until a 2024 corporate reorganization) and Pampa Energía Chile S.A.;

●	Electricity Generation, principally consisting of our direct and indirect interests in HINISA, HIDISA, Greenwind (until divestment on August 16, 2023), VAR, CTB, TMB, TJSM and through our own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, III, IV and VI wind farms;

●	Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentina; and

●	Holding, Transportation and Others, principally consisting of our interests in joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, as well as the stake in OCP and VMOS. The segment’s operation results reflect the impact of the consolidation with OCP, effective as of August 30, 2024, and includes crude oil transportation activity until the end of the concession on November 29, 2024.

We manage our operating segments based on our individual net result in U.S. dollars.

Fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023

Oil and Gas Segment

	Oil and Gas (in millions of U.S.$)
	For the fiscal year ended
	December 31, 2024	December 31, 2023	Variation	%
Revenue	730	666	64	10%
Cost of sales	(515)	(412)	(103)	25%
Gross profit	215	254	(39)	(15%)

Selling expenses	(58)	(49)	(9)	18%
Administrative expenses	(82)	(74)	(8)	11%
Exploration expenses	(21)	(7)	(14)	200%
Other operating income and expenses, net	59	54	5	9%
Impairment of property, plant and equipment	(34)	(38)	4	(11%)
Impairment of financial assets	(10)	-	(10)	100%
Operating income	69	140	(71)	(51%)

Financial income	2	2	-	-
Financial costs	(96)	(203)	107	(53%)
Other financial results	(11)	(15)	4	(27%)
Financial results, net	(105)	(216)	111	(51%)
Loss before income tax	(36)	(76)	40	(53%)

Income tax	31	29	2	7%
Loss of the year	(5)	(47)	42	(89%)

Owners of the Company	(5)	(47)	42	(89%)

Revenue

Revenue from our oil and gas segment increased 10%, to U.S.$730 million for the fiscal year ended December 31, 2024, compared to U.S.$666 million for the fiscal year ended December 31, 2023. This increase is mainly explained by the growth in gas production, boosted by the round 4.2 of GasAr Plan, in which we were awarded a maximum flat volume of 4.8 million m3 per day to be evacuated through the Perito Francisco Pascasio Moreno Pipeline (formerly Nestor Kirchner Pipeline) and cooler temperatures compared to 2023, partially offset by lower gas volumes and prices sold to Chile and the industrial sector.

The average sale price for gas was U.S.$3.7/MBTU for the fiscal year ended December 31, 2024, 12% lower than U.S.$4.2/MBTU recorded in the fiscal year ended December 31, 2023, mainly explained by lower exports to Chile and industrial customer demand. The average sale price for oil was U.S.$70/bbl for the fiscal year ended December 31, 2024, 6% higher than the U.S.$66/bbl average sale price for the fiscal year ended December 31, 2023, in line with the increase of the international price of Brent, which is the main reference for the Company’s oil sale prices.

The following table shows our production and sales for the oil and gas segment for the years shown:

	Fiscal year ended
	December 31, 2024	December 31, 2023
Production
Oil (k bbl/day)	4.8	4.8
Gas (million m3/day)	12.5	10.3
Total (k boe/day)	78.2	65.4

Sales
Oil (k bbl/day)	5.0	5.0
Gas (million m3/day)	12.5	10.3
Total (k boe/day)	78.3	65.5

Cost of Sales

The cost of sales from our oil and gas segment increased by 25%, to U.S.$515 million for the fiscal year ended December 31, 2024, from U.S.$412 million for the fiscal year ended December 31, 2023. The variation is mainly due to higher property, plant and equipment depreciation, higher royalty charges in line with the increase in sale volumes, and higher costs related to the increase in gas activity (maintenance and contractors).

Gross Profit

Gross profit from our oil and gas segment decreased by 15%, to U.S.$215 million for the fiscal year ended December 31, 2024, from U.S.$254 million for the fiscal year ended December 31, 2023. This variation is explained by higher costs and lower average gas sale prices, partially offset by higher gas sale volumes.

Additionally, the gross margin on sales decreased to 29% in the fiscal year ended December 31, 2024, compared to 38% for the fiscal year ended December 31, 2023.

Selling Expenses

Selling expenses from our oil and gas segment increased to U.S.$58 million for the fiscal year ended December 31, 2024, compared to U.S.$49 million for the fiscal year ended December 31, 2023 due to increased gas transportation expenses and taxes mainly explained by higher gas sale volumes.

Administrative Expenses

Administrative expenses from our oil and gas segment increased to U.S.$82 million for the fiscal year ended December 31, 2024, compared to U.S.$74 million for the fiscal year ended December 31, 2023, due to higher labour costs, which surpassed the Argentine peso devaluation, fees and remuneration for services.

Exploration expenses

Exploration expenses from our oil and gas segment amounted to U.S.$21 million for the fiscal year ended December 31, 2024, corresponding to the reduction of unproductive wells in Rincón del Mangrullo, compared to U.S.$7 million for the fiscal year ended December 31, 2023, due to our decision to relinquish the Rio Atuel block.

Other Operating Income and Expenses, net

Other operating income and expenses, net from our oil and gas segment recorded gains of U.S.$59 million for the fiscal year ended December 31, 2024, compared to U.S.$54 million for the fiscal year ended December 31, 2023, mainly due to higher commercial interests, and the profit from the sale of the Gobernador Ayala block, partially offset by lower GasAr Plan income.

Impairment of property, plant and equipment

Our oil and gas segment recorded an impairment of property, plant, of U.S.$34 million for the fiscal year ended December 31, 2024, compared to U.S.$38 million for the fiscal year ended December 31, 2023, both in the Rincón del Mangrullo and the El Tordillo/La Tapera blocks. These impairments were a product of the recoverable value of the CGUs, given that our strategy to focus our investments on the development and exploitation of unconventional oil and gas reserves.

Impairment of financial assets

Our oil and gas segment recorded an impairment of financial assets of U.S.$10 million, for the fiscal year ended December 31, 2024, while no impairment was recorded for the fiscal year ended December 31, 2023. This variation is explained by the impairment of U.S.$7.4 million of CAMMESA’s receivables and U.S.$2 million of GasAr Plan receivables recorded considering the market value of financial instruments, received under the agreed cancellation methodology set in SE Resolution No. 58/24 and Note NO-2024-54277417- APN-SE#MEC, respectively.

Operating Income

The operating income from our oil and gas segment decreased by U.S.$71 million (51%) to U.S.$69 million for the fiscal year ended December 31, 2024 compared to U.S.$140 million for the fiscal year ended December 31, 2023. This variation is mainly attributable to the decrease in gross profit, the increase in exploration expenses and the impairment of financial assets.

The operating margin in relation to sales for the fiscal year ended December 31, 2024, decreased to 9% compared to 21% for the fiscal year ended December 31, 2023.

Financial Results, Net

Financial results, net from our oil and gas segment amounted to a U.S.$105 million loss for the fiscal year ended December 31, 2024, compared to U.S.$216 million loss for the fiscal year ended December 31, 2023. This variation is mainly due to lower financial interest expenses, partially offset by lower gains from changes in the fair value of financial instruments.

Income Tax

Our oil and gas segment recorded an income tax benefit of U.S.$31 million for the fiscal year ended December 31, 2024, compared to U.S.$29 million income tax benefit for the fiscal year ended December 31, 2023. This variation is mainly related to the non-cash credit on deferred income tax due to an inflation higher than the Argentine peso devaluation.

Loss of the year

As a result of the foregoing, our oil and gas segment recorded a loss of U.S.$5 million for the fiscal year ended December 31, 2024, compared to a U.S.$47 million loss for the fiscal year ended December 31, 2023, both of which were entirely attributable to the owners of the Company.

Generation Segment

	Generation (in millions of U.S.$)
	For the fiscal year ended
	December 31, 2024	December 31, 2023	Variation	%
Revenue	672	648	24	4%
Cost of sales	(367)	(354)	(13)	4%
Gross profit	305	294	11	4%

Selling expenses	(3)	(2)	(1)	50%
Administrative expenses	(52)	(50)	(2)	4%
Other operating income and expenses, net	21	48	(27)	(56%)
Share of loss from joint ventures	(21)	(18)	(3)	17%
Impairment of financial assets	(46)	-	(46)	100%
Operating income	204	272	(68)	(25%)

Financial income	8	2	6	300%
Financial costs	(53)	(119)	66	(55%)
Other financial results	183	280	(97)	(35%)
Financial results, net	138	163	(25)	(15%)
Profit before income tax	342	435	(93)	(21%)

Income tax	119	(225)	344	(153%)
Profit of the year	461	210	251	120%

Owners of the Company	461	207	254	123%
Non - controlling interest	-	3	(3)	(100%)

Revenue

Revenue from our generation segment increased 4%, to U.S.$672 million in the fiscal year ended December 31, 2024, compared to U.S.$648 million in the fiscal year ended December 31, 2023. This variation is mainly explained by: (i) an increase in renewable generation due to the completion of commissioning of PEPE IV in June 2023 and the gradual commissioning of PEPE VI during 2024; (ii) higher spot energy prices in Argentine pesos that outpaced the Argentine peso devaluation; and (iii) higher income from recognition of own fuel due to the greater volume sold. These effects were partially offset by lower Energy Plus demand and prices, due to the decline in industrial activity and the divestment of Greenwind in August 2023.

Power generation during the fiscal year ended December 31, 2024 increased by 2%, to 17,002 GWh compared to 16,743 GWh for the fiscal year ended December 31, 2023, mainly due to higher dispatch of our thermal units and an increase in renewable generation.

The following table shows net power generation and sales (in GWh) for our power generation plants:

	For the fiscal year ended
	December 31, 2024		December 31, 2023
in GWh	Net generation	Installed capacity (In Mw)	Net generation	Installed capacity (In Mw)
	(In GWh)		(In GWh)
Hydroelectric	2,363	938	1,964	938
Wind	1,270	427	1,206	206
Thermal	13,369	4,107	13,573	4,107
Total	17,002	5,471	16,743	5,251

Cost of Sales

Cost of sales from our generation segment increased by 4% to U.S.$367 million for the fiscal year ended December 31, 2024, compared to U.S.$354 million for the fiscal year ended December 31, 2023, mainly explained by higher gas and transportation purchases and higher depreciation of property, plant and equipment, offset by lower energy purchases due to lower marketed volume.

Gross Profit

Gross profit from our generation segment increased by 4%, to U.S.$305 million for the fiscal year ended December 31, 2024, compared to U.S.$294 million for the fiscal year ended December 31, 2023. This variation is mainly attributable to the increase in sales, partially offset by the increase in the related cost.

Moreover, the gross margin in relation to sales reached 45% in both the fiscal year ended December 31, 2024 and the fiscal year ended December 31, 2023.

Selling Expenses

Selling expenses from our generation segment increased to U.S.$3 million for the fiscal year ended December 31, 2024, compared to U.S.$2 million for the fiscal year ended December 31, 2023.

Administrative Expenses

Administrative expenses from our generation segment did not vary significantly, amounting to U.S.$52 million for the fiscal year ended December 31, 2024, compared to U.S.$50 million for the fiscal year ended December 31, 2023.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our generation segment decreased to a U.S.$21 million gain for the fiscal year ended December 31, 2024, compared to a U.S.$48 million gain for the fiscal year ended December 31, 2023. This variation is mainly explained by lower overdue interests from CAMMESA due to the drop in CAMMESA’s days sales outstanding ratio, partially offset by insurance recoveries in CTGEBA and PEPE III recorded in 2024.

Share of loss from joint ventures

The share of loss from joint ventures from our generation segment amounted to a U.S.$21 million loss for the fiscal year ended December 31, 2024, compared to a U.S.$18 million loss for the fiscal year ended December 31, 2023. This variation is mainly explained by the impairment of property, plant and equipment recorded by CTB in 2024, offset by the gain linked to the non-monetary credit for deferred income tax given that inflation was higher than the devaluation of the Argentine peso.

Impairment of financial assets

Our generation segment recorded an impairment of financial assets of U.S.$46 million for the fiscal year ended December 31, 2024, while no impairment was recorded for the fiscal year ended December 31, 2023. This variation is explained by the agreement entered into with CAMMESA instrumenting the exceptional, transitional and unique payment system established in SE Resolution No. 58/24 for the balance of unpaid economic transactions in the wholesale electricity market, including: (i) the December 2023 and January 2024 transactions that were settled with sovereign bonds valued at U.S.$0.65 per U.S. dollar of face value in the domestic market; and (ii) the February 2024 transaction that was settled in cash. Both payments did not recognize accrued interest, and as a result, the Company recorded a U.S.$46 million impairment in the related receivables of CAMMESA.

Operating Income

Operating income from our generation segment decreased by U.S.$68 million (25%), to U.S.$204 million for the fiscal year ended December 31, 2024, compared to U.S.$272 million for the fiscal year ended December 31, 2023. This variation is mainly attributable to the impairment in CAMMESA’s receivables and the decrease in CAMMESA’s commercial interests described above.

The operating margin in relation to sales for the fiscal year ended December 31, 2024, decreased to 30% compared to 42% for the fiscal year ended December 31, 2023.

Financial Results, net

Financial results, net from our generation segment amounted to a U.S.$138 million gain for the fiscal year ended December 31, 2024, compared to a U.S.$163 million gain for fiscal year ended December 31, 2023. This decrease is mainly due to lower gains from changes in the fair value of financial instruments, partially offset by lower financial interest expenses in line with lower peso denominated debt stock and lower foreign currency exchange differences losses over the monetary position in Pesos.

Income Tax

The generation segment recorded an income tax benefit of U.S.$119 million for the fiscal year ended December 31, 2024, compared to a tax charge of U.S.$225 million for the fiscal year ended December 31, 2023. The variation is mainly related to the non-cash credit on deferred income tax due to an inflation higher than the Argentine peso devaluation.

Profit of the year

As a result of the foregoing, the generation segment recorded a U.S.$461 million profit for the fiscal year ended December 31, 2024, entirely attributable to the owners of the Company, compared to a U.S.$210 million profit for the fiscal year ended December 31, 2023, of which U.S.$207 million were attributable to the owners of the Company.

Petrochemicals Segment

	Petrochemical (in millions of U.S.$)
	For the fiscal year ended
	December 31, 2024	December 31, 2023	Variation	%
Revenue	516	507	9	2%
Cost of sales	(487)	(444)	(43)	10%
Gross profit	29	63	(34)	(54%)

Selling expenses	(13)	(15)	2	(13%)
Administrative expenses	(7)	(6)	(1)	17%
Other operating income and expenses, net	34	6	28	467%
Impairment of inventory	-	(3)	3	(100%)
Operating income	43	45	(2)	(4%)

Financial income	21	-	21	100%
Financial costs	(3)	(3)	-	-
Other financial results	7	15	(8)	(53%)
Financial results, net	25	12	13	108%
Profit before income tax	68	57	11	19%

Income tax	4	(27)	31	(115%)
Profit of the year	72	30	42	140%

Owners of the Company	72	30	42	140%

Revenue

Revenue from our petrochemicals segment amounted to U.S.$516 million for the fiscal year ended December 31, 2024, 2% higher than the U.S.$507 million reported for the fiscal year ended December 31, 2023. This variation is mainly due to higher octane basis sale volumes, partially offset by lower styrene and polystyrene sale volumes.

Total sold volumes during the fiscal year ended December 31, 2024 experienced a 16% increase compared to the fiscal year ended December 31, 2023. This variation is mainly explained by higher sales from our reforming plant’s derived products, and lower sale volumes from styrene and polystyrene.

The following table shows sales volumes in the petrochemicals segment during the specified years:

Volume sold in k ton	Fiscal year ended
	December 31, 2024	December 31, 2023
Reforming Plant	336	250
Styrene & polystyrene	88	112
SBR	45	43
Total	469	405

Cost of Sales

Cost of sales from our petrochemicals segment increased by 10%, to U.S.$487 million for the fiscal year ended December 31, 2024, compared to U.S.$444 million for the fiscal year ended December 31, 2023. This variation is mainly due to higher volumes sold and cost of our reforming plant’s derived products, partially offset by lower styrene and polystyrene sale volumes.

Gross Profit

Our petrochemical segment gross profit decreased by 54% to U.S.$29 million for the fiscal year ended December 31, 2024, compared to U.S.$63 million for the same period in 2023, mainly due to lower margins in polystyrene and reforming plant, partially offset by higher SBR sale volumes.

The gross margin on sales reached 6% for the fiscal year ended December 31, 2024, compared to 12% for the fiscal year ended December 31, 2023.

Selling Expenses

Selling expenses from our petrochemicals segment decreased to U.S.$13 million for the fiscal year ended December 31, 2024, compared to U.S.$15 million for the fiscal year ended December 31, 2023. This is mainly attributable to a reduction in taxes and commissions consistent with the decline in local sales.

Administrative Expenses

Administrative expenses from our petrochemicals segment did not vary significantly, amounting to U.S.$7 million for the fiscal year ended December 31, 2024, compared to U.S.$6 million for the fiscal year ended December 31, 2023.

Other operating income and expenses, net

Other operating income and expenses, net amounted to a U.S.$34 million gain for the fiscal year ended December 31, 2024, compared to a U.S.$6 million gain for the fiscal year ended December 31, 2023, which is mainly explained by the reversal of the customs contingency provision that had been recorded in previous years.

Impairment of inventory

Our petrochemical segment recorded a U.S.$3 million impairment of SBR inventories during the fiscal year ended December 31, 2023, because of the drop in international prices. No impairment of inventories was recorded during the fiscal year ended December 31, 2024.

Operating Income

The operating income from our petrochemicals segment decreased by U.S.$2 million (4%), to U.S.$43 million for the fiscal year ended December 31, 2024, compared to U.S.$45 million for the fiscal year ended December 31, 2023, mainly attributable to the decrease in gross profit, partially offset by the reversal of the customs contingency provision explained above.

The operating margin in relation to sales for the fiscal year ended December 31, 2024, decreased to 8% compared to 9% for the fiscal year ended December 31, 2023.

Financial Results, Net

Our petrochemicals segment recorded a U.S.$25 million gain for financial results, net for the fiscal year ended December 31, 2024, compared to a U.S.$12 million gain for the fiscal year ended December 31, 2023, mainly explained by higher interest gains as a result of the recovery of the customs contingency partially offset by lower foreign currency exchange differences gains over the monetary position in Argentine pesos.

Income Tax

The petrochemicals segment recorded an income tax benefit of U.S.$4 million for the fiscal year ended December 31, 2024, compared to a charge of U.S.$27 million for the fiscal year ended December 31, 2023, mainly due to non-taxable results in the year ended December 31, 2024.

Profit of the year

The petrochemicals segment recorded a profit of U.S.$72 million for the fiscal year ended December 31, 2024, compared to U.S.$30 million for the fiscal year ended December 31, 2023, both of which were entirely attributable to the owners of the Company.

Holding, Transportation and Others Segment

	Holding, transportation and others (in millions of U.S.$)
	For the fiscal year ended
	December 31, 2024	December 31, 2023	Variation	%
Revenue	65	14	51	364%
Cost of sales	(17)	-	(17)	100%
Gross profit	48	14	34	243%

Administrative expenses	(98)	(55)	(43)	78%
Other operating income and expenses, net	(27)	(19)	(8)	42%
Share of profit from joint ventures	167	16	151	944%
Recovery of impairment of intangible assets	-	2	(2)	(100%)
Profit from sale of companies’ interest	34	9	25	278%
Operating income	124	(33)	157	(476%)

Financial income	1	7	(6)	(86%)
Financial costs	(33)	(45)	12	(27%)
Other financial results	32	278	(246)	(88%)
Financial results, net	-	240	(240)	(100%)
Profit before income tax	124	207	(83)	(40%)

Income tax	(33)	(95)	62	(65%)
Profit of the year	91	112	(21)	(19%)

Owners of the Company	91	112	(21)	(19%)

Revenue

Revenue from our holding, transportation and others segment increased by 364% to U.S.$65 million in the fiscal year ended December 31, 2024 compared to U.S.$14 million for the fiscal year ended December 31, 2023, mainly explained by the consolidation of OCP, effective as of August 30, 2024, which includes crude oil transportation activity until the end of the concession on November 29, 2024.

Cost of Sales

Cost of sales from our holding, transportation and others segment amounted to U.S.$17 million for the fiscal year ended December 31, 2024, entirely attributable to the consolidation of OCP, effective as of August 30, 2024, which includes crude oil transportation activity until the end of the concession on November 29, 2024.

Gross Profit

Our holding, transportation and others segment recorded a gross profit of U.S.$48 million for the fiscal year ended December 31, 2024, compared to U.S.$14 million for the fiscal year ended December 31, 2023, mainly explained by the consolidation of OCP, effective as of August 30, 2024, which includes crude oil transportation activity until the end of the concession on November 29, 2024.

Administrative Expenses

Administrative expenses from our holding, transportation and others segment increased to U.S.$98 million for the fiscal year ended December 31, 2024, compared to U.S.$55 million for the fiscal year ended December 31, 2023, mainly due to higher charge for executive compensation agreements and to a lesser extent fees and compensation for services.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our holding, transportation and others segment recorded a loss of U.S.$27 million for the fiscal year ended December 31, 2024, compared to a U.S.$19 million loss for the fiscal year ended December 31, 2023. The variation is mainly due to provision for contingencies charges recorded in 2024.

Share of profit from joint ventures and associates

Share of profit from joint ventures and associates from our holding, transportation and others segment amounted to U.S.$167 million for the fiscal year ended December 31, 2024, compared to U.S.$16 million for the fiscal year ended December 31, 2023. This variation is explained by higher profit from our stakes in (i) CIESA and CITELEC amounting to U.S.$99 million, consistent with the increase in their rates; and (ii) OCP amounting to U.S.$54 million, mainly due to gains recognized in the acquisition of additional shares in OCP’s capital stock.

Recovery of impairment of intangible assets

The recovery of impairment of intangible assets from our holding, transportation and others segment amounted U.S.$2 million for the fiscal year ended December 31, 2023, while no charges were recorded for the fiscal year ended December 31, 2024.

Profit from sale of companies’ interest

The profit from sale of companies’ interest from our holding, transportation and others segment amounted to U.S.$34 million for the fiscal year ended December 31, 2024, compared to U.S.$9 million for the fiscal year ended December 31, 2023, due to the sale of 0.76% interest in TGS in 2024.

Operating Income

Operating income from our holding, transportation and others segment amounted to a U.S.$124 million profit for the fiscal year ended December 31, 2024, compared to a U.S.$33 million loss for the fiscal year ended December 31, 2023, mainly attributable to the increase in gross profit and share of profits from joint ventures and associates partially offset the increase of administrative expenses.

Financial Results, Net

Our holding, transportation and others segment recorded U.S.$240 million financial net gain for the fiscal year ended December 31, 2023, mainly due to lower foreign currency net exchange differences gains over the monetary position in Pesos, while no charges were recorded for the year ended December 31, 2024.

Income Tax

Our holding, transportation and others segment recorded a decrease on the income tax charge amounting to U.S.$33 million for the fiscal year ended December 31, 2024, compared to U.S.$95 million for the fiscal year ended December 31, 2023, mainly due to lower profit before taxes.

Profit of the year

Our holding, transportation and others segment recorded a profit of U.S.$91 million for the fiscal year ended December 31, 2024, compared to U.S.$112 million for the fiscal year ended December 31, 2023, both of which were entirely attributable to the owners of the Company.

Fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022

For a discussion of the results for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022, please refer to “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 30, 2024.

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

Total consolidated borrowings as of December 31, 2024 and 2023 were U.S.$ 2,079 million and U.S.$ 1,448 million, respectively. As of December 31, 2024 and 2023, 99% and 95% of our borrowings were denominated in U.S. Dollars, respectively.

As of December 31, 2024 and 2023, cash and cash equivalents were U.S.$738 million and U.S.$ 171 million, respectively. We maintain our cash and cash equivalents in Pesos, and in U.S. Dollars depending on medium term requirements and availability, at all levels of operations. We conducted financings at both variable and fixed rates.

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	As of December 31,
	2024	2023
Cash and cash equivalents at the beginning of the year	171	106
Net cash generated by operating activities	435	575

Net cash used in investing activities	(344)	(446)
Net cash generated by (used in) financing activities	476	(57)
Exchange difference generated by cash and cash equivalents	-	(7)

Cash and cash equivalents at the end of the year	738	171

Net cash generated by operating activities

Net cash generated by operating activities amounted to U.S.$435 million for the year ended December 31, 2024, attributable to cash flow generated by net income without considering (i) non-cash losses (mainly related to U.S.$342 million for depreciation and amortization of assets, U.S.$106 million for interest accrual, U.S.$61 million for compensation agreements accrual, U.S.$56 million for financial assets impairment, U.S.$34 million for non-financial assets impairment and U.S.$27 million for defined benefit plans accrual), and (ii) non-cash profits (mainly related to U.S.$213 million for changes in the fair value of financial instruments, U.S.$146 million for share of profit from joint ventures and associates, U.S.$121 million for income tax and U.S.$34 million for companies’ interest sales), but considering (iii) changes in operating assets and liabilities (mainly related to an increase of U.S.$411 million in trade and other receivables).

Net cash generated by operating activities amounted to U.S.$575 million for the year ended December 31, 2023, attributable to cash flow generated by net income without considering (i) non-cash losses (mainly related to U.S.$318 million for income tax, U.S.$283 million for interest accrual and U.S.$267 million for depreciation and amortization of assets), and (ii) non-cash profits (mainly related to U.S.$392 million for changes in the fair value of financial instruments and U.S.$190 million for net exchange differences). However, such amounts take into account changes in operating assets and liabilities (mainly related to U.S.$151 million increase in trade and other receivables).

Net cash used in investing activities

Net cash used in investing activities amounted to U.S.$344 million for the year ended December 31, 2024, including payments of U.S.$447 million for purchases of property, plant and equipment and U.S.$48 million for the acquisition of companies; partially offset by U.S.$71 million cash proceeds for purchase of subsidiary; U.S.$39 million collection for equity interests in companies’ sales, and U.S.$37 million collection for joint ventures’ share repurchase.

Net cash used in investing activities amounted to U.S.$446 million for the year ended December 31, 2023, including payments of U.S.$758 million for purchases of property, plant and equipment, partially offset by U.S.$226 million in proceeds for public securities and shares sales and investment funds recovery and U.S.$72 million proceeds from equity interests in companies’ sales.

Net cash generated by or used in financing activities

Net cash generated by our financing activities amounted to U.S.$476 million for the year ended December 31, 2024, principally due to U.S.$1,174 million in proceeds from borrowings; partially offset by U.S.$694 million payments made in connection with bank and financial borrowings (including principal, interests, repurchase and redemption of corporate bonds).

Net cash used in our financing activities amounted to U.S.$57 million for the year ended December 31, 2023, principally due to payments of U.S.$471 million made in connection with bank and financial borrowings (including principal and interest), partially offset by U.S.$424 million in proceeds from borrowings.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2024 and 2023:

	At December 31,
	2024	2023
Oil and Gas	354	556
Generation	105	259
Petrochemical	6	7
Holding and others	10	5
	475	827

Our capital expenditures in our oil and gas segment amounted to U.S.$354 million in 2024, mainly related to well and facility works in order to develop the Rincón de Aranda area and to increase gas production in the Sierra Chata and El Mangrullo areas.

In 2024, our capital expenditures in our generation segment amounted to U.S.$105 million mainly related to the completion of the construction of the 140MW in PEPE VI wind farm, which commercial commissioning was completed in November 2024.

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

Future Capital Requirements

We estimate that our capital investment requirements, debt payment obligations, dividend payments, and working capital will be financed through cash flow from operations, new debt financing, capital contributions, and potential divestments, as well as the prevailing political, economic, and social situation in Argentina. For more information, and those factors that could affect our levels of investments see “Item 3. Key Information - Risk Factors.”

In our generation segment, future capital investments will focus on maintaining our currently operating power plants, including extending the lifespan of two of our combined-cycle plants. In 2024, we completed the first phase of the PEPE VI Wind Farm Project, adding 139.5 MW of capacity with a total investment of U.S.$ 250 million.

In the oil and gas segment, the 2025 investment plan will focus heavily on our unconventional fields, with significant investments in developing our main crude oil area in Vaca Muerta, Rincón de Aranda. Additionally, funds will be allocated to gas production activities, in line with our commitments under the Plan Gas.Ar bidding rounds. Specifically, we will execute a 2025 investment plan of approximately U.S.$ 1 billion, primarily targeting the development of unconventional oil reserves through well drilling in the Vaca Muerta formation and surface facilities for production evacuation.

As part of our equity participation in VMOS and SESA, we will allocate funds in 2025 as capital contributions for the partial financing of the Vaca Muerta Oil Sur Project and the FLNG Project.

For further information on our investment commitments in oil and gas areas and our generation projects, please see Note 18 to our Consolidated Financial Statements.

Description of Indebtedness

Our total consolidated financial indebtedness as of December 31, 2024 was U.S.$ 2,079 million, of which 66% was long-term debt, 95% of which was denominated in U.S. Dollars (excluding U.S.$. linked debt for U.S.$. 96 million). The amount of our total consolidated financial debt does not include Transener, TGS and CTB given that our stake in those companies constitutes an interest in a joint venture, and as such is not consolidated and is valued according to the equity method of accounting in the Consolidated Financial Statements.

The below is a description of the main characteristics of the indebtedness of our group companies:

	2024	2023
	(in millions of U.S.$)
Short-Term Debt
Corporate Bonds	584	126
Financial borrowings	122	67
Bank overdrafts	-	31
	706	224
Long-Term Debt
Corporate Bonds(1)	1,341	1,224
Financial borrowings	32	-
Total	1,373	1,224
Total Indebtedness	2,079	1,448

(1) Net of the following face value repurchases: U.S.$ 76.2 million of ON 2026 and U.S.$ 7.5 million of CB 2029 as of December 31, 2024 and U.S.$ 113.7 million of ON 2026, U.S.$ 153.0 million of CB 2027 and U.S.$ 7.5 million of CB 2029 as of December 31, 2023

Financings

During 2024, we continued to enhance our maturity profile, primarily through the following actions: (i) tender offer of our 7.50% notes due January 2027 (the “2027 Notes”) for a total amount of U.S.$ 397 million, (ii) redemption of Class 17 and 15 notes for Ps. 5,980 million and Ps. 18,264 million, respectively, and (iii) repayment at maturity the first amortization of our Class 9 notes for U.S.$ 59.1 million, net of repurchases.

Additionally, short-term bank loans were paid off for a net total amount of Ps. 25,968 million, we cancelled net short-term import financings for an amount equivalent to U.S.$ 16 million, and we obtained local bank loans for a net total amount of U.S.$ 129.5 million.

After the end of the 2024 fiscal year, we redeemed the outstanding total amount of our 2027 Notes for a total amount of U.S.$ 353 million, we cancelled financings with banks for a net total amount of U.S.$ 47.1 million and we cancelled the outstanding of our Series 19 notes for a total amount of Ps. 17,131.3 million.

The following table describes our debt maturity profile for the periods indicated, including principal amount plus the corresponding accrued interest as of December 31, 2024:

	< 1 year	1-5 years	> 5 years	Total
	(in millions of U.S.$) (1)
Total Indebtedness	706	614	759	2,079
(1)	The sums are rounded and they may not add up.

Corporate Bonds

In 2024, we have participated actively in local and international capital markets, issuing the following notes:

Notes	Currency	Face value (in millions)	Interest Rate	Maturity
Class 19	Pesos	Ps. 17,131.2	Badlar Privada -1%	Feb-25
Class 20 (*)	U.S.$	107.7	6%	Mar-26
Class 21	U.S.$	410	7.95%	Sep-31
Class 22	U.S.$-MEP	84	5.75%	Oct-28
Class 23	U.S.$	360	7.875%	Dic-34

(*) On March 26, 2024, we issued Class 20 notes for a total amount of U.S.$ 55.2. Moreover, on May 14, 2024 we reopened Class 20 notes for a total amount of U.S.$ 52.5 million at an issue price of U.S.$ 1.0079.

Tender offer and Redemption of 2027 Notes

On August 26, 2024, we announced the tender offer of our 2027 Notes issued on January 24, 2017 for a total amount of U.S.$ 750 million, which accrued interest at a fixed rate of 7.5% maturing in 2027. The tender offer settled on September 5, 2024, reaching approximately 53% of the total, equivalent to U.S.$ 397 million of our 2027 Notes.

The funds for the payment of the tender, the interest accrued from the last payment date to the settlement date of the offer and certain issuance costs, were obtained from the successful issuance of Class 21 notes, issued on September 10, 2024 for a total amount of U.S.$ 410 million, at a fixed interest rate of 7.95%, a yield of 8.25% and maturity on September 10, 2031.

Moreover, on December 16, 2024, we issued Class 23 notes for a total amount of U.S.$ 360 million, at a fixed interest rate and yield of 7.875% maturing in 2034. The Class 23 notes were mainly destined to redeem the outstanding 2027 Notes amounted to U.S.$ 353 million, which redemption was announced on December 5, 2024.

The redemption took place on January 24, 2025 at a redemption price equal to 100% of the outstanding capital amount, plus accrued and unpaid interest as of the redemption date, and plus additional amounts under the 2027 notes’ trust agreement.

FINNVERA Credit Facility

On May and November 2024, we cancelled the last two amortizations of FINNVERA Credit Facility for a total amount of U.S.$ 8 million. The interest rate hedge agreement associated with the credit facility was terminated accordingly.

Credit Ratings

During 2024, Fitch upgraded Pampa’s local long term credit rating from “AA+” to “AAA” due to the consolidation of strong cash flow generation in the gas and power generation businesses and the future prospects related to the development of shale oil in the Rincón de Aranda block. Moreover, S&P upgraded Pampa’s rating, first from “CCC-” to “CCC” due to the upgrade in Argentina`s credit rating, and later, on February 6, 2025, upgraded Pampa’s local and foreign currency debt rating from "CCC" to "B-" as a result of the upgrade in Argentina's “Transfer and Convertibility” assessment. On January 14, 2025, Moody’s upgraded Pampa’s rating from “Caa3” to “Caa1” due to the upgrade in Argentina`s credit rating in foreign currency.

As of the date of this annual report the Pampa ’s ratings are as follows:

Company	Agency	Rating
		Global	Local(2)
Pampa	S&P	B- (1)	-
	Moody’s	Caa1(3)	-
	FitchRatings	B-	AAA (long term) A1+ (short term)

(1)Upgraded by S&P on February 5, 2025 (2) Local ratings issued by FIX SCR (affiliate of Fitch Ratings) (3) Upgraded by Moody’s on January 14, 2025.

Covenants of our Indebtedness

Under the terms of the respective outstanding debt, we and certain of our subsidiaries are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2024, we and our subsidiaries were in compliance with the covenants under our respective outstanding indebtedness.

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

Board of Directors

The following table sets forth information about the members and alternate members of our board of directors. In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors.

Full Name	Age	Position	Appointment Date	Termination Date
Marcos Marcelo Mindlin	61	Chairman	04/29/2024	12/31/2026
Gustavo Mariani	54	Vice Chairman	04/26/2023	12/31/2025
Ricardo Alejandro Torres	67	Director	04/26/2023	12/31/2025
Damián Miguel Mindlin	59	Director	04/29/2024	12/31/2026
Carolina Zang(1)(2)	52	Director	04/07/2025	12/31/2027
Gabriel Szpigiel (1) (2)	58	Director	04/07/2025	12/31/2027
Daniela Rivarola Meilan (1) (2)	28	Director	04/07/2025	12/31/2027
Julia Sofía Pomares (1) (2)	49	Director	04/07/2025	12/31/2027
Nicolás Mindlin	35	Director	04/07/2025	12/31/2026
Silvana Wasersztrom(1) (2)	57	Director	04/26/2023	12/31/2025
Clarisa Lifsic(1)(2)	62	Alternate Director	04/07/2025	12/31/2027
María Carolina Sigwald	57	Alternate Director	04/07/2025	12/31/2027
María de Lourdes Vázquez (1) (2)	63	Alternate Director	04/29/2024	12/31/2026
Clarisa Vittone (1) (2)	57	Alternate Director	04/29/2024	12/31/2026
Diego Martín Salaverri	60	Alternate Director	04/07/2025	12/31/2027
María Agustina Montes	43	Alternate Director	04/26/2023	12/31/2025
Mauricio Penta	48	Alternate Director	04/29/2024	12/31/2026
Horacio Jorge Tomás Turri	64	Alternate Director	04/26/2023	12/31/2025
Flavia Vanesa Bevilacqua (1) (2)	40	Alternate Director	04/07/2025	12/31/2027
Lorena Rappaport (1) (2)	53	Alternate Director	04/07/2025	12/31/2027

(1)	Independent Directors under CML and CNV’s regulations.
(2)	Independent Directors under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Marcos Marcelo Mindlin and Nicolás Mindlin are father and son. Also, Marcos Marcelo Mindlin and Damián Miguel Mindlin are brothers. There are no other family relationships between the other members of our board of directors.

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

The President of the committee must be independent, as determined by the guidelines set forth by the national securities commission. At present, Pampa’s Nomination Committee is composed as follows:

Name	Position
Silvana Wasersztrom	President
Gustavo Mariani	Regular Member
Gabriel Szpigiel	Regular Member
María Carolina Sigwald	Alternate Member
Clarisa Lifsic	Alternate Member

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Chairman	61
Gustavo Mariani	Executive Vice president - Chief Executive Officer (CEO)	54
Ricardo Alejandro Torres	Executive Vice president	67
Damián Miguel Mindlin	Executive Vice president	59
Nicolás Mindlin	Executive Vice president	35
Horacio Jorge Tomás Turri	Executive Director of Exploration and Production	64
Adolfo Zuberbuhler	Executive Director of Finances (CFO)	47
María Carolina Sigwald	Executive Director of Legal Affairs	57
Mauricio Penta	Executive Director of Administration, IT and Supply	48

The business address of each of our current directors and executive officers is Maipú 1, City of Buenos Aires, Argentina (C1084ABA).

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

Marcos Marcelo Mindlin was born on January 19, 1964. He has been a member of our board of directors since 2006 and serves as Chairman of Pampa. Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He also holds a degree in Economics from the Universidad de Buenos Aires. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin. From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange. In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin. Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates. From 1999 to 2004, Mr. Mindlin also served as Vice Chairman of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice Chairman at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and ODS S.A. He also served as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina. In 2008, Mr. Mindlin founded, and since that time has directed, the Foundation whose purpose is to improve childhood development and education. Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaká, a leading Jewish-Argentine foundation, and a member of the Council of the Americas. Mr. Mindlin is currently Chairman of Grupo Dolphin Holding S.A., Emes Finance S.A. and member of the board of Orígenes Seguros de Retiro S.A., among others.

Gustavo Mariani was born on September 9, 1970. He has been a member of our board of directors since 2005 and serves as Vice-Chairman and CEO of Pampa. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Master in Finance from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998. Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager. Mr. Mariani is currently member of the board of HIDISA, HINISA, Generación Argentina S.A., SACDE, Emes Air S.A., Grupo Emes S.A., Emes Finance S.A., Grupo Dolphin Holding S.A., Orígenes Seguros de Retiro S.A. and the Foundation, among others.

Damián Miguel Mindlin was born on January 3, 1966. He has been a member of our board of directors since November 2005 and serves as Executive Vice president. Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director. Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin. He is currently member of the board of SACDE, Profingas S.A., Líneas del Norte S.A., Minera Geometales S.A., Compañía Americana de Transmisión Eléctrica S.A. (CATESA), Líneas de Comahue Cuyo S.A., HIDISA, HINISA, Grupo Emes S.A., Emes Finance S.A, Grupo Dolphin Holding S.A., Líneas Mesopotámicas S.A., Orígenes Seguros de Retiro S.A. and CIESA, among others.

Ricardo Alejandro Torres was born on March 26, 1958. He has been a member of our board of directors since November 2005 and serves as Executive Vice president. Mr. Torres holds a degree in accounting from the Universidad de Buenos Aires and a Master in Business Administration from the Instituto de Altos Estudios Empresariales-Escuela de Negocios de la Universidad Austral and was a professor of Tax and Finance at the school of Economics of the Universidad de Buenos Aires. He is currently member of the board of Pop Argentina S.R.L., SACDE, CITELEC, HIDISA, HINISA, Transba, Transener, Fiplasto S.A., Orígenes Seguro de Retiro S.A. and Fundación Observatorio Argentinos por la Educación, among others.

Nicolás Mindlin was born on November 11, 1989. He has been a member of our board of directors since April 2025 and serves as Executive Vice president of the Company. Mr. Mindlin holds an Industrial Engineer degree from the Technological Institute of Buenos Aires and was CFO of Pampa until his appointment as Executive Vice President. Mr. Mindlin serves as member of the board of Pampa Energía Bolivia S.A. and VAR, among others.

Gabriel Szpigiel was born on February 3, 1967. He has been a member of our Board of Directors since April 2025 and serves as President of our Audit Committee. He holds a degree in Economics from the Universidad de Buenos Aires. With over 30 years of experience as an investment professional, Mr. Szpigiel has held various senior positions at renowned institutions, including ING Bank, Smith Barney, Deutsche Bank in New York and London, and Marathon Asset Management in New York, where he served as Partner and Global Head of Emerging Markets. He is currently a Partner Emeritus at Marathon Asset Management. Additionally, he serves on the boards of the Americas Society/Council of the Americas and Women Across Frontiers. Mr. Szpigiel is also a member of the Latin American Circle of the Guggenheim Museum and has previously served as Vice Chair of the Emerging Markets Traders Association.

Silvana Wasersztrom was born on March 18, 1968. She has been a member of our board since 2019 and serves as member of our Audit Committee. Ms. Wasersztrom is a lawyer and completed postgraduate studies in Tax and Customs Law at the Universidad Austral and Belgrano. Since 2012 she has practiced independently in her firm. Previously, from 1994 to 2002, she worked at Marval, O’Farrell & Mairal Abogados, and did an internship in Tampa, Florida, United States in the year 1992-1993.

Carolina Zang was born on October 26, 1972. She has been a member of our board of directors since 2022 and serves as member of our Audit Committee. Ms. Zang holds a law degree in Universidad de Buenos Aires and has a Masters in law from New York University School of Law. She is also a partner of Zang, Bergel & Viñes Law Firm in the market and finance area. She worked at Chadbourne & Parke LLP and in the National Legal Directorate of the Secretariat of Natural Resources and Human Environment. Ms. Zang also is a Director in the Bar Association of the City of Buenos Aires, member of the boards of the Adeba Foundation, member of the Cippec Advisory Council and of the Council of Lawyers for Civil and Economic Rights of the Cyrus R. Vance Center for International Justice in New York City. Ms. Zang is also member of the Board of Directors of Banco Hipotecario S.A., among others.

Daniela Rivarola Meilan was born on October 24, 1996. She has been a member of our board of directors since April 2025. She holds a degree in Law from the Universidad de Buenos Aires and in International Relations and Foreign Affairs from the Universidad del Salvador. Ms. Rivarola is a business development professional with extensive experience in identifying market opportunities, contract negotiation, and business relationship management and currently holds the position of head of business development in Decrypto.la.

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

María Carolina Sigwald was born on November 15, 1967. She has been a member of our board of directors since 2017. She is the Executive Director of Legal Affairs of the Company since November 2017. Ms. Sigwald obtained her law degree from the Universidad de Buenos Aires, where she graduated with honors. She started her professional career as a lawyer in Central Puerto S.A. after its privatization and then joined Chadbourne & Parke in New York and later the IIC in Washington. Carolina returned to Argentina in 1998 as founding partner of Law Firm Díaz Bobillo, Sigwald & Vittone, where she performed as external advisor for energy companies, Pampa among them. She is currently member of the board of CITELEC, CTB, Transba, TGS, CIESA, VMOS, VAR, Pampa Energía Bolivia S.A., Generación Argentina S.A. and the Foundation, among others.

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

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our Board of Directors since 2021 and a founding partner of the Argentine law firm of Salaverri, Burgio & Wetzler Malbrán. He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires. Currently, Mr. Salaverri serves as member of the Board of Directors of SACDE and member of the Supervisory Committee of Cardif Seguros S.A., Soluciones de Asistencia Integral S.A., Préstamos y Servicios S.A., Life Seguros de Personas y Patrimoniales S.A., Orígenes Seguros de Retiro S.A., Grupo Dolphin Holding S.A., Partners I S.A. and Norpatagónica S.A., among others.

María Agustina Montes was born on September 28, 1981. She has been a member of our board of directors since 2021. Ms. Montes holds a bachelor’s in law from the Universidad de Buenos Aires. Currently, she serves as Pampa's Corporate Legal and M&A Manager, having joined the company in 2011. She worked at the firm Cleary, Gottlieb, Steen & Hamilton in its New York offices in 2014. Previously, Ms. Montes worked as a lawyer in the firm Bruchou, Fernandez Madero & Lombardi. Currently, Ms. Montes is member of the board of HINISA, Pampa Energía Bolivia S.A., CTB, HIDISA, Transba, TGS and VAR, among others.

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

Horacio Jorge Tomás Turri was born on March 19, 1961. He serves as Executive Director of Exploration and Production. Mr. Turri is an industrial engineer and received his degree from Instituto Tecnológico Buenos Aires. Mr. Turri served as Chief Executive Officer of Central Puerto S.A., Hidroeléctrica Piedra del Águila and Gener Argentina S.A. He worked as an analyst of investment projects in the oil, gas and electricity sectors at SACEIF Luis Dreyfus from 1990 to 1992. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. He currently serves as member of the board of TGS and CIESA, among others.

Flavia Vanesa Bevilacqua was born on July 30, 1984. She has been a member of our board of directors since April 2025. She holds a degree in Law and a Master in Business and Economy Law, both from the Universidad Católica Argentina. She is also an international certified compliance and ethics professional from the Universidad del CEMA. Ms. Bevilacqua is currently Corporate Matters Director at the FGS – ANSES, where she previously was coordinator of production, industry and services in such direction. She was also member of the Board of different Argentinean companies such as EDENOR, Mirgor SACIFIA, Transener and Naturgy Ban S.A., among others.

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

Adolfo Zuberbuhler was born on March 20, 1978. Mr. Zuberbuhler is currently CFO of Pampa. After many years in banking, he joined the Company in 2007 as an analyst, later served as investment portfolio manager and then as Director of Finance until January 2025 when he was appointed CFO. He has wide experience in capital markets and financial investments. He holds a degree in Business Economics and a master’s degree in applied economics from Universidad Torcuato Di Tella and a diploma in Finance from UNR. He is a professor in the finance department at Universidad del CEMA and a guest professor at the Burgundy School of Business.

On April 16, 2018, the CNV issued Resolution No. 730, which establishes the criteria to determine if a director for the board of directors of companies under public regime shall not be considered independent. The Argentine independence standards under CNV rules differ in many ways from the NYSE, National Association of Securities Dealers Automated Quotation (“NASDAQ”) or the U.S. federal securities law standards. See “Item 16G. Corporate Governance.”

The following directors, including alternate directors, do not qualify as independent members of our board of directors in accordance with the CNV criteria: Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damián Miguel Mindlin, Gustavo Mariani, Nicolás Mindlin, María Carolina Sigwald, Diego Martín Salaverri, Mauricio Penta, María Agustina Montes and Horacio Jorge Tomás Turri.

On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above-mentioned criteria: Silvana Wasersztrom, Gabriel Szpigiel, Daniela Rivarola Meilan, Julia Sofía Pomares, María Vázquez, Carolina Zang, Clarisa Vittone, Clarisa Lifsic, Lorena Rappaport and Flavia Vanesa Bevilacqua.

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

The following table sets forth certain relevant information of the members of our audit committee:

Name	Position
Gabriel Szpigiel	President
Silvana Wasersztrom	Regular Member
Carolina Zang	Regular Member
Clarisa Lifsic	Alternate Member

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

The following table sets forth certain relevant information of the members of our supervisory committee:

Name	Position	Age
Roberto Antonio Lizondo	Regular Member	55
José Daniel Abelovich	Regular Member	68
Martín Fernandez Dussaut	Regular Member	44
Noemí Cohn	Alternate Member	65
Tomás Arnaude	Alternate Member	43
Germán Wetzler Malbrán	Alternate Member	55

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

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from Universidad de Buenos Aires. He is a founding member and partner of Lisicki Litvin & Abelovich. Formerly, he was a manager of Harteneck, López y Cía/Coopers & Lybrand and served as senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of CITELEC, CIESA, HIDISA, VAR, Transba, Transener, TGS, Cresud, IRSA and Banco Hipotecario S.A., among others.

Martín Fernandez Dussaut was born on January 29, 1981. Mr. Fernández Dussaut received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán and was a foreign associate at Cleary, Gottlieb, Steen & Hamilton in 2008. He is a member of the Board of Directors of Latin Securities S.A., CT Mitre Office S.A. and Delta Asset Management S.A., among others. Additionally, he is a member of the Supervisory Committee of CIESA, TAP Billetera S.A., Profingas S.A., Minera Geometales S.A., SACDE, CTB, Focolare S.A., Generación Argentina S.A., VAR, Grupo Dolphin Holding S.A., and Numera Analytics S.A.U., among others.

Noemí Ivonne Cohn was born on May 20, 1959. Mrs. Cohn obtained a degree in accounting from Universidad de Buenos Aires. She is a partner of Lisicki Litvin & Abelovich. Mrs. Cohn worked in the audit area of Harteneck, López y Cía/Copers, Coopers & Lybrand in Argentina and Los Angeles, California. Mrs.  Cohn is member of the supervisory committees of Cresud, IRSA, Generación Argentina S.A. and VAR, among others.

Tomás Arnaude was born on December 17, 1981. Mr. Arnaude received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán and was a foreign associate of Shearman & Sterling LLP in 2010 - 2011. He currently serves as a member of the Supervisory Committee of TAP Billetera S.A., SACDE, CTB, Cardif Seguros S.A., Soluciones de Asistencia Integral S.A., Compañía de Inversiones de Energía S.A., Generación Argentina S.A., Life Seguros de Personas y Patrimoniales S.A. and CITELEC, among others.

Germán Wetzler Malbrán was born on April 25, 1970. Mr. Wetzler Malbrán received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán and was a foreign associate of Simpson Thacher & Bartlett LLP in 2005. He currently serves as a member of the Supervisory Committee of Cardif Seguros S.A., Soluciones de Asistencia Integral S.A., Compañía Americana de Transmisión Eléctrica S.A., CTB, Generación Argentina S.A., SACDE, Life Seguros de Personas y Patrimoniales S.A., TAP Billetera S.A., Profingas S.A., Minera Geometales S.A., Focolare S.A., Envases Plásticos S.A., Grupo Dolphin Holding S.A., VAR, Orígenes Seguros de Retiro S.A., Salta Refrescos S.A. and Prestamos y Servicios S.A., among others. Additionally, he is an alternate member of the Board of Directors of Grupo Emes S.A.

Corporate Governance

The Company enacted several policies and practices, including a comprehensive code of conduct:

•	Code of Conduct. This code, approved by our board, constitutes the guide for making honest decisions in daily activities and defines how to address challenges. It sets out core principles to ensure a service of excellence for our customers and build relationships with our suppliers, teammates, shareholders, authorities, intermediate organizations and the Pampa community.
•	Ethics Committee. It is a consultation body. Its main responsibilities include providing guidance on the Code of Conduct, following up on cases received through the ethics hotline, and rendering its opinion on disciplinary actions and conflicts of interest. This committee comprises the human resources, legal and audit departments, with oversight of our CEO.
•	Ethics Hotline. The Company has implemented an exclusive channel to report, under strict confidentiality, any suspected misconduct or breach of the Code of Conduct.
•	Fraud, Corruption and Other Irregularities Policy. This policy reaffirms transparency and ethics as essential behaviors to lead the Company’s business and achieve sustainable growth. It also prohibits fraud, corruption in any form, or acts of misconduct within Pampa. Moreover, it sets Pampa’s stance on preventing corruption and other acts of misconduct, complementing the principles and values defined in our Code of Conduct. Therefore, both documents should be read in conjunction. This Policy also includes clauses on the obligation to report any actual or suspected violation of laws and/or regulations, as well as the prohibition of retaliation against anyone filing a report legitimately and in good faith or refusing to participate in acts of corruption.
•	Related Parties Transactions Policy. Pursuant to this policy, and as stated in the applicable regulations, all high-value transactions (i.e. all exceeding 1% of the net worth of the Company according to the last approved financial statements) made by the Company with individuals and/or legal entities which are considered to be “related parties” pursuant to the provisions set forth in applicable regulations, must be subject to a specific prior authorization and control procedure that is carried out under the coordination of the Company’s legal affairs executive department and which involves both the Company’s board and its Audit Committee, as applicable.
•	Policy on Material Information’s Disclosure. This policy regulates processes for publishing relevant information as per the regulatory requirements of the stock exchanges where Pampa’s securities are traded or those in which Pampa is a registered issuer. To ensure the duly execution and compliance with the policy and applicable regulations with respect to this matter, the Company established an Information Disclosure Committee.

•	Policy on Best Security Market Practices. This policy outlines certain restrictions and formalities on trading Pampa and/or its affiliates marketable securities listed in a stock exchange. It ensures transparency and guarantees that no benefit or economic advantage is gained from misusing material non-public information about Pampa and/or its affiliates. It applies to employees (including all of our senior management lines), directors and members of the Supervisory Committee. For more information, please see “11.1. Insider Trading Policy”.
•	Integrated Management Policy. This policy is an evolved version of the Quality, Safety, Environment and Labor Health Policy, adapted to the Company’s present situation and the challenges it faces, driving the sustainable development of our businesses. It adds supplementary aspects to QHSE, such as the efficient use of energy and natural resources, the reliability and integrity of our facilities and operations, and asset management optimization. The policy reaffirms that integrated management is an essential part of our operations and includes ten management principles guiding its simple and agile implementation and strengthening Pampa’s culture.
•	Self-Assessment Questionnaire for the Board of Directors. Our Board of Directors implemented an annual self-assessment questionnaire to evaluate its own performance and management. The Company’s Corporate Law Department is in charge of examining and filing each questionnaire with the individual answers given by the Board members and, based on the results, it shall submit to the Board any proposed measures deemed useful to improve the performance of the board’s duties.
•	Nomination Policy. This policy establishes the principles governing the nomination and appointment of members of the Board of Directors of Pampa and is designed pursuant to the rules and regulations in force in Argentina, the bylaws of the Company and the rules of the Nomination Committee that are applicable to the matter.
•	Compensation Policy. This policy is designed in accordance with the laws and regulations in force in Argentina, the bylaws of the Company and the rules of the Compensation Committee and provides guidance on the principles pursuant to which compensation is payable to the members of the Board of Directors of Pampa. It will be used by the shareholders, the Board of Directors and the Compensation Committee to guide their practice.
•	Compensation Recovery (Clawback) Policy. This policy was approved by our Board during 2023, in accordance with applicable SEC regulations. For more information about our Clawback Policy, please see Exhibit 6 - Compensation Recovery Policy.
•	Dividend Policy. This policy, in accordance with laws and regulations in force in Argentina and the Company’s bylaws, outlines the guidelines for balancing distributed amounts and Pampa’s investment plans.
•	Pre-approval of Principal Accountant Services. This Policy standardizes the internal process that allows the Audit Committee to comply with its obligation to grant prior approval of the provision by the external auditor of any kind of authorized service to the Company.

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

At the ordinary shareholders’ meeting held on April 7, 2025, the compensation for Pampa’s directors was set for a total amount of Ps. 14,058 million for the year ended December 31, 2024. This amount includes fees, remunerations, gratifications and benefits of compensation agreements.

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

The Company acquired 6 million of its own shares, out of which around 2 million were allocated to the compensation of senior managers. As of the date of this annual report, we held in treasury 3,878,939 common shares to be delivered to employees under such plan, which represents 0.3% of our issued capital.

During fiscal years ended December 31, 2022, 2023 and 2024, the Company delivered 0.6, 0.6 and 0.5 million, respectively, of its own shares each year as payments under the stock compensation plan for officers and other key staff. As of the date of this report, during 2025, the Company delivered 0.5 million shares as payments under the stock compensation plan for officers and other key staff.

Compensation Agreements – Senior Management

The Company has executed compensation agreements with the Company’s main executives, aimed at aligning the interests of such executives with those of the Company and its shareholders, creating value for them only to the extent that value is created for the shareholders. These agreements mainly provide for an annual, variable and contingent compensation equivalent to, in the aggregate, to 3.6% of the Company’s annual market value appreciation, measured in U.S. Dollars, with an annual cap of 50% of the accrued amount and 1.8% of the Company’s operating income before interest, taxes and other non-cash items (adjusted EBITDA provision) for the period to be compensated. Accrued amounts which have not been paid by the Company will be deferred to future fiscal periods.

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

As of the date of this annual report, Pampa’s Compensation Committee is composed as follows:

Name	Position
Gabriel Szpigiel	President
Silvana Wasersztrom	Regular Member
Carolina Zang	Regular Member
Clarisa Lifsic	Alternate Member

Share Ownership

As of March 31, 2025, the following members of our board of directors and our senior management had an ownership interest in our capital stock of: Marcos Marcelo Mindlin (14.45%), Gustavo Mariani (2.81%), Damian Miguel Mindlin (2.79%), Ricardo Alejandro Torres (1.89%), Horacio Turri (0.51%) and Mauricio Penta (0.01%). No other member of our board of directors or our senior management beneficially owns any shares of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Employees

Excluding those employed by us on a temporary basis and including controlled-subsidiaries, as of December 31, 2024, we had 1,847 full time employees. Additionally, we operate CTEB, which is jointly owned with YPF and has 105 full-time employees.

Approximately 50.78% of our workforce is affiliated with a union and/or is a party to a collective bargaining agreement. We have completed salary negotiations for 2024, except for Zarate Plant, where 2024 salary negotiations are still under discussion. We maintain a positive relationship with each of the employee unions at the Company and our subsidiaries’ levels.

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

J.P. Morgan informed us that, as of March 31, 2025, there were 23,128,549 outstanding ADSs. As of such date, there was one registered holder of our ADSs in the United States. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States of our ADSs, or of where the direct beneficial owners of such ADSs are resident. We have no information concerning holders with registered addresses in the United States that hold our shares, which are not represented by ADSs.

The table below sets forth information concerning the beneficial ownership of our common shares as of March 31, 2025:

Name of Shareholder	Number of Shares	Percentage of our Capital Stock	Percentage of voting power
Management - Control Group
Marcos Marcelo Mindlin	197,009,884	14.45%	14.45%
Gustavo Mariani	38,378,992	2.81%	2.81%
Damián Miguel Mindlin	38,053,720	2.79%	2.79%
Ricardo Alejandro Torres	25,766,080	1.89%	1.89%

Other Major Shareholders
ANSES (¹)	306,958,364	22.51%	22.51%
Hidden Lake S.A.	69,139,594	5.07%	5.07%

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

Interests of experts and counsel

During the year ended December 31, 2022, 2023 and 2024 we engaged the services of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. One alternate director, Mr. Diego Martín Salaverri, two members of our Supervisory Committee, Martín Fernandez Dussaut and Roberto Antonio Lizondo, and two of the alternate members of our Supervisory Committee, Tomás Arnaude and Germán Wetzler Malbrán, are partners of Salaverri, Burgio & Wetzler Malbrán.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

We are party to several civil, commercial, contentious-administrative, tax, customs and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision, the Company has considered its best estimate mainly with the assistance of legal and tax advisors. As of December 31, 2024, we recorded provisions for U.S.$ 73.8 million in relation to the following proceedings:

-	Relevant Customs Proceedings - Gasoline Exports: there are an important number of proceedings in process before the National Tax Court (“NTC”) in which the tax authority challenges the tariff heading used by Petrobras during 2008-2014. The fiscal authority takes a position of a higher export duty rate. In five cases, the NTC issued judgments in favor of the Company. Three of these were acquiesced to by the tax authority and, consequently, became final. In the remaining two cases, the period for the tax authority to potentially file an appeal is currently running.

-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the International Chamber of Commerce (“ICC”) on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consist of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration will be conducted according to the ICC Rules of Arbitration, the applicable law will be that of the Republic of Argentina, and the seat of arbitration will be Buenos Aires, Argentina. On April 30, 2021, POSA filed its statement of claim and on September 15, 2021, the Company filed its statement of defense and its statement of counterclaim. On December 15, 2021, POSA filed its statement of defense to the counterclaim. After the proceedings were suspended by the Court at the request of the parties, the latter decided to continue with the procedure. On April 3, 2024, ICC notified the parties of the final award issued by the arbitration court on April 2, 2024, resolving to: (i) reject all of POSA’s claims except one, ordering Pampa to pay the corresponding 33.60% of (a) the payments received under the Leasing Agreement up to the date of the Final Award plus interest and (b) the payments that the Company receives under the mentioned contract and (ii) grant Pampa’s counterclaim. On April 10, 2024, the Company filed an action for a partial annulment of the final award.

Additionally, the Company has recorded provisions for civil, commercial, environmental, administrative, labor, tax and customs complaints brought against the Company corresponding to atomized claims with individual unsubstantial amounts, as well as charges for judicial costs and expenses which, as of December 31, 2024, amount to U.S.$ 21.7 million.

Set forth below are brief descriptions of the nature of the significant legal proceedings or claims in which the Company is a party. As of December 31, 2024, the Company, in accordance with the analysis of our internal and external legal advisors, considers that such legal proceedings are not viable.

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

Tax Claims

Tax on Liquid Fuels and Natural Gas

ARCA claims the payment of Ps. 54 million due to an alleged omission in the payment of the tax on liquid fuels and natural gas for the fiscal periods from January 2006 to August 2011, plus compensatory interest and a fine of Ps. 38 million as a result of alleged tax avoidance. ARCA’s claim is based on the existence of misappropriation of a tax benefit that was meant for sales in regions that are considered by tax law as tax relieved. The proceeding is currently being heard before the NTC, and the evidentiary period has been completed.

Environmental Claims

-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the defendants and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.
-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the defendants should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Alternatively, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at U.S.$547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.
-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the environmental restoration, or compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of Ps. 200 million. The parties agreed to suspend the procedural deadlines, for the purposes of evaluating the possibility of entering into an agreement with some co-defendants. Subsequently, the partial agreement entered into between the plaintiff and some co-defendants was officially approved. The Company, for its part requested the disassociation from the process because it does not currently own any service station. However, it should be noted that some service station owners (for which the Company was sued) presented in the file agreements entered into with the plaintiff for their official approval. Some have already been officially approved - and the plaintiff was considered to have partially withdrawn the action and right against the owners of said service stations and also against the Company with respect to them - and others are in the approval stage.

Civil and Commercial Claims

-	The consumers’ association named “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of U.S.$3,650 million as compensation for damages against Pampa, Petrolera Pampa and certain Pampa directors in office during 2016 who are co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa’s, Petrolera Pampa’s and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). The plaintiff appealed the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee. The Court of Appeals in Commercial Matters upheld the filed extraordinary appeal. On its part, Petróleo Brasileiro S.A. filed an appearance, requesting that a lack of substance of the filed appeal should be declared, and, in the alternative, answering such appeal. The Company was notified that the Court of Appeals in Commercial Matters had upheld the appeal and filed a motion in this regard. Subsequently, the CSJN declared the nullity of the decision of the Court of Appeals in Commercial Matters that granted the extraordinary appeal and sent the proceedings back for a new decision. The Court of Appeals in Commercial Matter rejected the extraordinary federal appeal filed by the aforementioned Association. The Association filed a motion of dismissal of appeal before the CSJN, which is studying it.

Administrative claims

-	CTLL (currently Pampa) filed an administrative litigation complaint against the Federal Government for contractual breach during the January 2016-July 2016 period. CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, alternatively, sustained damages should be redressed. Subsequently, CTLL filed a new administrative litigation complaint against the Federal Government for contractual breach during the April 2016-October 2018 period. Both cases are currently pending judgment.

-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a writ of amparo and, as secondary petition, a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. The Company requested judgment and the CSJN set a preliminary hearing, which was held. Following the opinion issued by the Attorney General’s Office, the case is currently pending judgment before the CSJN.
-	On March 31, 2021, the Company brought a Preliminary Administrative Claim before Argentina’s Ministry of Economy seeking the amount due, plus interest, which was borne by the National State during the term of the Executive Order 1053/18 for the difference in the exchange rate between the price of gas purchased by gas distributors and the price of gas recognized in the final rates of gas distributors for the April 2018-March 2019 period. On September 1, 2021, a motion for prompt intervention was filed. On December 2, 2021, the Company filed a writ of amparo for late payment seeking the defendant’s compliance, which was later rejected. Against this decision, the Company filed an appeal, which was rejected by the acting Court. Since the term for MECON to make a statement on the RAP has expired, the Company brought a proceeding against the National State. The case is open to evidence.

Civil and Commercial claims

-	Pampa Bloque18, in its capacity as assignee of the Ecuadorian company Petromanabí S.A., has filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 —in both cases, as amended. The arbitration will be conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law will be the Ecuadorian law, and the seat of arbitration will be the City of Santiago de Chile. The first stages of the international arbitration process began in 2021. As of the date of this report, the arbitration process is still ongoing.
-	The Company has initiated an international arbitration against High Luck Group Limited – Sucursal Argentina for certain breaches of the Farmout Agreement and the Joint Operating Agreement regarding Chirete Block entered into on April 1, 2015. On August 23, 2023, the Arbitration Court issued a Partial Award, with costs against the defendant, in which it ruled that High Luck breached the aforementioned Contract, but that this fact does not enable the Company to exercise the option of retrocession. provided therein. On August 21, 2024, the ICC notified the parties of the Final Award issued by the Arbitrarion Court on August 14, 2024, in which it resolved that: (i) HLG committed a fundamental and material breach of its obligations as operator; (ii) the breach described in the preceding point entitled Pampa to remove HLG as operator; and (iii) HLG shall pay to Pampa 100% of the costs of the arbitration.

DIVIDENDS

In accordance with the provisions of the Argentine Personal Asset Tax Law, we are required to pay the personal asset tax, payable by all of our shareholders who are subject to the tax to the ARCA as of December 31 of each year. Although the law permits companies to recover the amounts paid, recovery can be burdensome. In practice, companies usually bear the cost of this tax, which adversely affects their results and does not generate any income tax deduction.

Notwithstanding, the Company has applied for an exemption to pay the personal asset tax for the periods 2016 to 2018, in accordance with the benefits of Law 27,260.

Pursuant to the Argentine Income Tax Law (the “Income Tax Law”), dividends may be subject to income tax. For more information see “Item 10. Additional Information-Taxation”.

We did not declare any dividends for the fiscal years ended on either December 31, 2022, 2023 or 2024.

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

The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. Dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. Dollars

2020(1)	86.25	32.00	56,576,326	16.69	8.72	4,380,259
2021(1)	171.50	73.20	61,971,893	21.28	12.17	2,133,439
2022(1)	440.70	152.00	111,318,600	32.00	17.97	3,100,657
2023(1)	2,234.00	425.00	964,980,524	52.17	26.86	7,271,123
2024(1)	4,315.00	1,584.65	4,020,615,621	93.11	38.15	14,453,681

(1)       Values provided by Bloomberg.

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. Dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. Dollars
2023(1)
First Quarter	540.00	425.00	284,781,804	36.87	26.86	6,187,672
Second Quarter	908.00	533.70	500,746,593	44.30	32.10	6,055,388
Third Quarter	1,560.45	841.05	1,002,680,673	48,79	37.10	7,322,361
Fourth Quarter	2,234.00	1,150.00	2,095,501,525	52.17	32.91	9,482,576
2024(1)
First Quarter	2,625.00	1,584.65	2,290,900,550	50.01	38.15	9,475,477
Second Quarter	2,500.00	1,765.10	4,405,751,778	51,32	40.88	17,407,336
Third Quarter	3,055.00	2,090.00	3,804,797,846	62.66	38.58	12,196,478
Fourth Quarter	4,315.00	2,935.00	5,657,795,511	93.11	59.02	20,448,525
2025(1)
First Quarter	4,645.00	3,500.00	6,238,320,459	97.55	72.68	20,888,133
Second Quarter(2)	4,200.00	3,285.00	7,216,664,500	82.11	59.63	24,017,834

(1)       Values provided by Bloomberg.

(2)       Represents the average of the lowest and highest daily rates from April 1 through April 15, 2025.

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. Dollars per ADS(2)		Trading Volume
	High	Low	Pesos	High	Low	U.S. Dollars
2024(1)
November	3,900.00	3,085.00	6,003,884,190	86.91	65.49	27,483,387
December	4,315.00	3,610.00	7,263,841,735	93.11	82.26	21,270,992
2025(1)
January	4,645.00	3,680.00	7,802,084,864	97.55	78.20	27,903,293
February	4,180.00	3,500.00	5,721,388,762	87.91	72.68	20,468,941
March	4,395.00	3,570.00	4,930,139,833	84.81	72.86	14,586,296
April(2)	4,200.00	3,285.00	7,216,664,500	82.11	59.63	24,017,834

(1)       Values provided by Bloomberg.

(2)       Represents the average of the lowest and highest daily rates from April 1 through April 15, 2025.

Purchases of Pampa’s Shares

During the year 2024, the Company has not repurchased any of its own shares.

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

The ADS Depositary has informed us that, as of December 31, 2024, there were 21,967,199 outstanding ADSs.

THE ARGENTINE SECURITIES MARKET

Trading in the Argentine securities market

Pursuant to the provisions of the CML, the securities market in Argentina is comprised of several Authorized Markets, including the BYMA, the A3, the Mercado de Valores de Córdoba S.A., the Mercado a Término de Rosario S.A., among others. The CML allows the Authorized Markets to delegate certain of its duties and rights as a market to other qualified entities, as previously authorized by the CNV. Securities listed on these exchanges include corporate equity, bonds and government securities.

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

Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by A3, an electronic over-the-counter market reporting system that functions independently from BYMA. Under an agreement between the BASE and A3, trading in equity and equity-related securities is conducted exclusively on the BASE (now BYMA) and trading in corporate debt securities is conducted on both the S&P MERVAL/BASE (now BYMA) and the A3. Trading in Argentine Government securities, which are not covered by the agreement, may be conducted on either or both of the BYMA and the A3. The agreement does not extend to other Argentine exchanges.

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

On April 13, 2000, the Argentine Congress passed the Anti-Money Laundering Law which classifies money laundering as a crime. Additionally, such law, which amended several sections of the Argentine Criminal Code, has established sanctions for those incurring in such illicit activity and has created the UIF, a unit of the actual Ministry of Justice created to prevent money laundering and financing of terrorist activities.

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

The UIF issued Resolution No. 156/2018, subsequently amended by, among others, Resolutions No. 117/2019, No. 112/2021, No. 50/2022, No. 14/2023, No. 78/2023, No. 126/2023 and No. 132/2023 (“AML in the Capital Market Sector”). The AML in the Capital Market Sector establishes certain procedures that must be followed by the authorized agents of the CNV involved in the placement, intermediation and public offering of securities (the “Obliged Subjects in the Capital Market Sector”) in order to prevent, detect and report (within the deadlines established) the acts, transactions or omissions that may arise from committing money laundering and terrorist financing crimes in the capital market sector. Additionally, the AML in the Capital Market Sector introduced general guidelines to identify different types of customers (including a distinction between frequent, casual and inactive customers), the requested information, the documentation to be kept and the procedure to detect and report all suspicious transactions within the established deadlines.

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

On the other hand, pursuant to Resolution No. 156/2018, as amended subsequently, the Obliged Subjects in the Capital Market Sector shall identify and evaluate the risks that they are exposed to and, as a result, to adopt administrative measures for mitigating them, in order to more effectively prevent money laundering. In accordance with this standard, the Obliged Subjects in the Capital Market Sector must have policies and procedures to know their client, which must be applied according to the risk rating resulting from the implemented risk model. Within this framework, individuals are enabled to implement reputable technological platforms, which allow long-distance procedures without the need to present documentation in person, without prejudice to the fulfillment of due diligence duties.

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

On October 14, 2016, the UIF issued Resolution No. 135/2016, which was subsequently amended and strengthened the regulations regarding the international exchange of information between similar authorities which may enter into agreements or memoranda of understanding as well as to the foreign public bodies that are members of the Egmont Group of UIF or the Asset Recovery Network of the Financial Action Task Force of Latin American.

On January 11, 2017, the UIF published Resolution No. 4/2017, which established that special due diligence measures must be applied for identifying foreign and domestic investors (who shall comply with the requirements therein set forth to qualify as such) in the Republic of Argentina upon requesting the opening of special investment accounts.

Among different Resolutions, including Resolutions No. 35/2023 and No. 192/2024, the UIF has prepared a list of persons considered to be “politically exposed persons” (“PEP”) in Argentina, taking into account any positions occupied by them in the present or in the past, and their relationship by closeness or affinity with third parties who occupy or have occupied such positions.

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

In turn, on November 14, 2019, by means of General Resolution No. 816, the CNV adapted the regulations related to the prevention of money laundering and financing of terrorism, in order to include the new obliged subjects contemplated in the Law on Prevention of Money Laundering and in the Regulations on Money Laundering in the Capital Market Scope. Among the new obligated subjects were included crowdfunding platforms, global investment advisory agents and human or legal persons acting in the placement of mutual funds or other collective investment products. This Resolution has been subsequently amended by, among others, General Resolution No. 1026, which modified and reduced the obliged subjects.

On October 21, 2021, the UIF issued Resolution No. 112/2021, as amended, among others, by Resolution No. 200/2024, whereby it establishes the measures and procedures that the regulated entities listed in Article 20 of the Money Laundering Prevention Law must observe to identify the ultimate beneficial owner of the customer in question. In this sense, such Resolution 112/2021 established that the ultimate beneficial owner shall be considered the natural person who owns at least 10% of the capital or voting rights of a legal person, a trust, an investment fund, an affectation patrimony and/or any other legal structure; and/or the natural person who by other means exercises the final control of the same.

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

On May 9, 2023, by Resolution No. 78/2023, minimum requirements for the identification, evaluation, monitoring, management, and mitigation of AML and TF risks were established.

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

On March 15, 2024, Law 27,739 was published in the Official Gazette, introducing modifications to the Argentine Criminal Code and reforming the system for the prevention of AML/TF, and the Proliferation of Weapons of Mass Destruction. Among the modifications to the Criminal Code, the following stand out: (i) the expansion of the criminal scope of money laundering and terrorism financing; (ii) the introduction of the criminal offense of financing the proliferation of weapons of mass destruction; and (iii) the extension of aggravating factors for terrorism to offenses specified in special laws or laws that incorporate into domestic law criminal offenses provided for in international conventions ratified in Argentina. Additionally, this law also creates: (i) a public registry of beneficial owners, managed by ARCA, to centralize accurate and updated information regarding individuals who are beneficial owners; and (ii) a registry of virtual asset service providers (“Proveedores de Servicios de Activos Virtuales” or PSAVs), managed by CNV, to centralize information regarding individuals and legal entities operating as PSAVs.

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

For more information, you should seek advice from your legal counsel and read the applicable rules mentioned herein, including their amendments, which can be found at the following websites: www.infoleg.gob.ar, the UIF’s website: www.argentina.gob.ar/uif and the Central Bank’s website: www.bcra.gob.ar. The information contained on these websites is not part and shall not be deemed incorporated into this annual report.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION

Corporate Purpose

On April 7, 2025, the General Ordinary and Extraordinary Shareholders’ Meeting approved the amendment of Article 4 of the Company’s by-laws, being the registration of such amendment pending registration before the Registry of Commerce. Such amended by-laws were filed with the SEC on Form 6-K on the same date. Article 4 of our by-laws, as amended, provides that our corporate purpose is to carry out the following activities: (a) Industrial: 1) Operations for the generation, transformation, transmission and distribution of electric power; 2) To explore, exploit, prospect, detect, probe and drill hydrocarbon and any other fields, areas and/or wells, and to develop mining activities generally; 3) to purchase, sell, lease and exploit drilling equipment, any spare parts and accessories thereof, and enter into any contracts and perform any acts and transactions related to mining extraction; 4) to manufacture, process, industrialize, purchase, sell, import, export and transport (i) hydrocarbons and any byproducts thereof belonging to the Company or to third parties, either liquid, solid or gaseous; and (ii) chemical products and those derived from the petrochemical industry, such as, without limitation, fertilizers; 5) to enter into any kind of contracts for the performance of works and/or services related to the foregoing activities; 6) Exploitation in any manner of agriculture, livestock-farming, fruit-growing, winemaking, olive grove, forestry growth and/or farming establishments; and 7) Production through any form of industrial process of agricultural or winemaking products or byproducts. (b) Commercial: Commercial transactions by importing, exporting, selling and purchasing, transporting, storing and distributing products, byproducts and goods related to the electric power generation process, mining production and agricultural and winemaking products and byproducts including the exercise or performance of activities as representative or commission, consignment and other agents. (c) Financial: Financial transactions generally; to extend loans and/or make capital contributions to individuals and companies in connection with business operations performed or to be performed; to provide guarantees, collateral and surety in favor of third parties; to sell, purchase and manage shares, governmental securities, debentures and other securities on any of the systems and in any form created or to be created, other than transactions falling within the scope of the Financial Entities Law. (d) Investment: Investing activities in undertakings and companies of any nature, in accordance with and subject to the limitations established by applicable laws and regulations; the Company may organize or take part in the organization of companies or purchase and hold equity interests in companies now existing or to be created in the future in Argentina or abroad, be a party to temporary business associations, cooperative associations, joint ventures and business associations. The Company may also, for investment purposes, purchase, develop and dispose of real and private property of any kind, encumber and convey and receive such property under a lease, a concession or a financial lease. (e) Services: To provide services or act as an agent in its name or for the benefit of third parties.

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

MATERIAL CONTRACTS

Not Applicable.

EXCHANGE CONTROLS

The following is a summary of the main measures taken by the BCRA with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate by tightening exchange controls and restrictions on the inflow and outflow of foreign exchange. In this regard, the BCRA issued a series of communications which introduced restrictions associated, among other factors, with transactions with stock market assets by companies and the disposal of liquid foreign assets, thus imposing further restrictions on access to the MLC. The latest consolidated text of the applicable foreign exchange regulations as of the date of this annual report can be found in Communication “A” 8191 (as amended, the “FX Regulations”). Through the FX Regulations, the BCRA consolidated the regulations concerning foreign affairs and exchanges into a single body, incorporating successive modifications that had been made to the previous consolidated text and introducing certain amendments.

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

Nevertheless, pursuant to Communication “A” 8226, many aspects of the FX Regulations ceased to have effect or relevance for individual residents of Argentina, given that this communication established that individual residents may access the MLC without prior approval from the BCRA for the purchase of foreign currency for holding or for the establishment of deposits (concept codes A07 and A09), with no major requirements other than paying with debit in their local bank account or with cash in local currency with a U.S.$ 100 per calendar month limit in this second case.

The most important provisions concerning the specific outflow requirements of the MLC are:

(i)	the imposition of certain restrictions for access to the MLC for the payment of imports and import debts, including interest of goods and services by residents abroad;
(ii)	the need to comply with the requirements under which the foreign exchange regulations allow access to the MLC for the transfer abroad of foreign currency from profits and dividends. However, pursuant to Communication A 8226, foreign currency may be transferred abroad as profits and dividends to non-resident shareholders within the framework of the provisions of section 3.4. of the FX Regulations when these correspond to distributable profits obtained from realized gains in regular and audited annual financial statements of fiscal years starting from January 1, 2025;
(iii)	the obligation to comply with certain requirements for those who intend to access the MLC for the repayment of the principal sum and interest of financial indebtedness abroad, such as (a) to demonstrate the entry and liquidation of foreign currency in the MLC for an amount equivalent to the nominal value of the financial indebtedness abroad, except in certain cases in which it is considered to be complied with, (b) to contain the declaration corresponding to the indebtedness in question in the last due presentation of the survey of foreign assets and liabilities, (c) the access to the MLC must take place no more than three (3) business days prior to maturity date of the principal sum or interest to be paid, unless the BCRA previously agrees or under the fulfillment of certain requirements and conditions, (d) the possibility of prepaying principal and interest simultaneously with the settlement of a new financial borrowing abroad, under certain situations; (e) the need for BCRA’s prior authorization to access the MLC for the cancellation at maturity date of the principal amount of the financial indebtedness of the non-financial private sector abroad when the creditor is a counterparty related to the debtor, except for certain cases, (f) the lack of BCRA's prior approval to access the MLC for the payment at maturity date of the principal amount and interest of foreign financial indebtedness, when certain conditions are met, (g) the possibility that financial indebtedness with foreign countries may be cancelled, including its principal sum and interest services, as of its maturity through the application of collections of exports of goods and services, to the extent that certain requirements are met, allowing for said collections to be accumulated, for the amounts required in the indebtedness contracts, in accounts abroad and/or in the country in order to guarantee the cancellation of services of the financial indebtedness with foreign countries;

(iv)	access to the MLC to make interest payments on commercial debts for the import of goods and services with related parties abroad as long as the interest maturity occurs from July 5, 2024;
(v)	the prohibition of access to the MLC for the payment of debts and other obligations in foreign currency between residents entered into as of September 1, 2019, except for the cancellation as from the maturity of the principal amount and interest of (a) financing in foreign currency granted by local financial entities, including payments for consumption in foreign currency made through credit or purchase cards, (b) the issuance of debt securities made as of September 1, 2019 with the purpose of refinancing debts included in item 3.6.2. of the FX Regulations and that entail an increase of the average duration of the obligations (c) issues made beginning on November 29, 2019 of debt securities with public registration in the country, denominated and subscribed in foreign currency and whose services are payable in foreign currency in the country, to the extent that the total of the funds obtained have been settled in the MLC, (d) promissory notes with public offering issued under General Resolution CNV No. 1003/24 and related, denominated and subscribed in foreign currency and whose principal and interest services are payable in foreign currency in the country, provided that all the funds obtained have been settled in the exchange market, (e) Fiduciary debt securities issued by trustees of financial trusts with a public offering carried out in accordance with the provisions of the CNV on the matter, denominated and subscribed in foreign currency and whose principal and interest services are payable in foreign currency in the country, to the extent that all the funds obtained have been settled in the MLC;
(vi)	the possibility of accessing the MLC for the cancellation, upon maturity, of (A) foreign currency obligations between residents instrumented through public registries or deeds as of August 30, 2019, and (B) foreign currency financing granted by local financial institutions outstanding as of August 30, 2019;
(vii)	the need for BCRA's prior authorization to access the MLC prior to maturity for debts between residents, unless the transaction falls under any of the situations and all the conditions stipulated in section 3.6.4. and concordant provisions of the FX Regulations, such as (a) financing from local entities for consumption in foreign currency through credit or purchase cards, (b) other financing in foreign currency from local financial entities paid with the income from financial indebtedness abroad, (c) pre-cancellation of interest within the framework of a debt security exchange process, (d) pre-cancellation of principal and interest of a debt security registered in the country simultaneously with the settlement of a financial indebtedness abroad, (e) pre-cancellation of principal and interest of a debt security registered in the country simultaneously with the settlement of a new debt security, (f) Pre-cancellation of principal and interest by a Single Project Vehicle (SPV) - Vehículo de Proyecto Único (VPU) - adhering to the Incentive Regime for Large Investments (IRLI) - Régimen de Incentivo para Grandes Inversiones (RIGI);
(viii)	the authorization for the payment of capital and interest services upon their maturity through the application of proceeds of exports of goods and services, to the extent that the requirements set forth in section 7.9. of the FX Regulations, regarding the issuance of debt securities with public registry in the country, denominated in foreign currency and whose services be payable in foreign currency in the country, are complied with;
(ix)	the possibility for entities to grant access to the MLC to make payments of principal amount and/or interest to trusts constituted in the country by a resident to guarantee the payment of principal amount and interest services of its obligation, to the extent that it verifies that the debtor would have had access to make the payment on its behalf by complying with the applicable regulatory provisions;
(x)	the need for BCRA’s prior authorization to access to the MLC by legal entities for the constitution of external assets and for the constitution of all kinds of guarantees related to the arrangement of derivative transactions;

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
(xii)	regarding to swaps and arbitrages with clients not associated with an inflow of foreign currency from abroad, entities may carry out with their clients swap and arbitrage transactions not associated with an inflow of foreign currency from abroad in the following cases (a) transfer of foreign currency abroad of human persons from their local accounts in foreign currency to their own bank accounts abroad, (b) transfer of foreign currency abroad for the payment of imports of goods and services pursuant to the provisions of sections 10.10.2.12, 10.10.2.13, and 13.3.9., using foreign currency funds deposited in local financial institutions, (c) arbitrage transactions not involving transfers abroad may be carried out without restrictions as long as the funds are debited from a foreign currency account of the customer in a local financial entity, (d) swap and arbitrage operations with funds deposited in a local account and originating from capital and interest collections in foreign currency of BOPREAL bonds, as long as the required conditions are met and are intended for (i) the payment of commercial debts for imports of goods with customs entry registration until 12.12.23, (ii) the payment of commercial debts for services provided or accrued until 12.12.23, (iii) the payment of debts to non-resident shareholders for profits and dividends as stipulated in point 4.6.1 of the FX Regulations, and (iv) the repatriation of portfolio investments of non-residents originating from profits and dividends collected in the country since 9.1.19, (e) payments of principal or interest on financial indebtedness with foreign countries that comply with the requirements set forth in Section 3.5 of the FX Regulations and are made during the three (3) business days prior to maturity, and (f) the remaining swap and arbitrage transactions may be carried out with customers without the prior approval of the BCRA to the extent that, if implemented as individual transactions passing through Pesos, they may be carried out without such approval in accordance with the exchange regulations in force, being this applicable to local central securities depositories for the funds received in foreign currency for the services of capital and income of foreign currency securities paid in the country.

In turn, Section 3.16. of the FX Regulations established complementary requirements in connection with outflows through the MLC, the most important provisions include:

(i)	the informative regime of “Advance of Exchange Transaction” by means of which the entities must submit to the BCRA, at the close of each day and 2 business days in advance, the information on transactions to be carried out at the request of customers or own transactions of the entity as a customer, which imply an access to the MLC for a daily amount equal to or greater than the equivalent of U.S.$ 100,000 (one hundred thousand Dollars) for each of the three business days counted as of the first reported day (without taking into account the accesses for the cancellation of financing from local entities for consumption in foreign currency by means of credit or purchase cards);
(ii)	for certain operations, the prior authorization of BCRA is required to access the MLC, unless the entity has a sworn statement from the customer regarding its holdings of liquid foreign assets -with a few exceptions-, stating that (a) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it did not possessed Argentine Certificates of Deposit representing foreign shares (CEDEARS) and/or liquid foreign assets available at the beginning of the day on which it requests access to the market for an amount greater than U.S.$ 100,000 (one hundred thousand dollars), being considered liquid external assets, among others: holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow obtaining immediate availability of foreign currency (for example, investments in external public securities with custody in the country or abroad, funds in investment accounts with investment managers based abroad, crypto-assets, funds in accounts of payment service providers, etc. and excluding those funds deposited abroad that could not be used by the client because they are reserve or guarantee funds constituted by virtue of the requirements set forth in debt contracts or funds provided as collateral for derivative transactions entered into abroad). In the event that such liquid foreign assets exceed U.S.$ 100,000, an additional affidavit may be submitted stating that such excess no longer exists because, among others, the amount exceeding the specified limit corresponds to funds deposited in bank accounts abroad, originating from the new financial indebtedness abroad in the last 180 calendar days and received on or after November 29, 2023;

(iii)	the need for BCRA prior authorization to access the MLC (not applicable to individual residents pursuant to Communication “A” 8226), unless the entity has a sworn statement from the customer with a few exceptions stating that (a) on the day it requests access and in the previous 90 calendar days (not considering operations carried out until April 11, 2025 according to Communication “A” 8226), it has not entered into sales in the country of securities issued by residents for foreign assets with settlement in foreign currency exchanges of securities issued by residents for foreign assets, transfers of securities to depository entities abroad, acquisitions in the country with settlement in pesos of securities issued by non-residents , acquisitions of CEDEAR representing foreign shares of securities, acquisitions of securities representing private debt issued in foreign jurisdiction or deliveries of funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any person (whether individual or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, external assets, crypto-assets or securities deposited abroad; and finally, there must be a commitment not to conclude the detailed operations during the 90 calendar days following the request for access to the MLC. Likewise, for the access of legal entities to the MLC, it is required to submit an additional affidavit stating: (a) the details of the individuals or legal entities that exercise direct control, according to the rules of the BCRA; and (b) that on the day on which access to the MLC is required and in the previous 90 calendar days (not considering operations carried out until April 11, 2025 according to Communication “A” 8226), no funds in local currency or other liquid local assets (except funds in foreign currency deposited in local financial institutions) were delivered in Argentina, to any individual or legal entity exercising direct control, or to other companies with which it is part of the same economic group, except for those directly associated with habitual transactions for the acquisition of goods and/or services. The requirement indicated in item (b) may be considered fulfilled if an affidavit is submitted with respect to transactions with securities of each of those individuals or legal entities, in accordance with the exchange regulations in force. Finally, the BCRA established that sales of securities settled in foreign currency in the country or abroad should not be taken into account when all the funds obtained from such settlements have been used or will be used within 10 calendar days of the certain operations listed in item 3.16.3.6.iii) of the FX Regulations; and
(iv)	the need for BCRA´s prior authorization in the event that the customer is a person or legal entity included by the ARCA in the base of invoices or equivalent documents qualified as apocryphal, this requirement not being applicable for the access to the MLC related to the cancellations of financing in foreign currency granted by local financial entities, including payments for consumption in foreign currency made through credit or purchase cards.

In line with the provisions of Decree No. 892/2020 with respect to transactions intended to finance projects under the Plan Gas.Ar, the BCRA has provided that that entities may access the MLC to (i) remit foreign currency abroad as profits and dividends to non-resident shareholders as of the second year of the investment and when they correspond to closed and audited balance sheets, and for an amount not exceeding the amount corresponding to them according to the distribution determined by the shareholders' meeting; (ii) to pay the maturity of principal and interest services of indebtedness abroad, provided that the indebtedness has an average life of not less than 2 years; (iii) in case of repatriation of direct investments of non-residents, beginning in the second year, up to the amount of the direct investment contributions settled in the foreign exchange market in the case of capital reduction and/or return of irrevocable contributions made by the local company, when the documentation proving that the applicable legal requirements have been complied with and it has been verified that it has been declared, if applicable, in the last due presentation of the “Relevamiento de activos y pasivos externos” (Survey of Foreign Assets and Liabilities). The transactions covered will be the transactions that have been entered and settled by the MLC as of November 16, 2020 and destined to the financing of projects within the framework of the Plan Gas.Ar. In all cases, the entity must have the documentation that allows it to verify the genuine nature of the operation to be carried out and that the funds were destined to finance projects included in the Plan Gas.Ar.

In terms of access to the foreign exchange market for the payment of imports of goods, Joint General Resolution No. 5466/2023 of the Secretariat of Commerce and ARCA, as amended, repealed the SIRA and SIRASE regime and created a new regime called SEDI which mainly differs from SIRASE in the following ways: (i) the declaration has a validity period of 360 days from the departure status; (ii) the tax situation analysis and the Economic and Financial Capacity system (“CEF”) are carried out prior to the declaration’s officialization; (iii) state agencies have 30 days to pronounce themselves, and once this period has expired without pronouncement, the declaration will automatically go to the departure status and (iv) within the regime, no information or approval is required regarding the date of access to the MLC (which is processed before the BCRA). Additionally, Resolution 1/2023 of the Secretariat of Commerce repealed the Automatic Licensing regime established by Resolution No. 523/2017. Finally, the Joint General Resolution No. 5478/2024 of ARCA and the Secretariat of Commerce published in the Official Gazette on January 10, 2024, eliminated the CEF analysis as a requirement for SEDI approval.

In terms of accessing the foreign exchange market for the payment of services provided by non-residents, entities may grant access to the foreign exchange market without the need for prior approval from the BCRA to process the said payments to the extent that the remaining applicable regulatory requirements are verified, when the conditions listed in the resolution are met.

Moreover, the BCRA established that importers of goods and services who subscribed to BOPREAL may access the foreign exchange market to pay commercial debts for the imports of goods and services prior to December 13, 2023 for which the subscription of the aforementioned bond has not been requested, to the extent that certain requirements are met.

In addition, pursuant to item 4.7.5. of the FX Regulations, importers of goods and services who subscribed Series 1 BOPREAL prior to January 31, 2024 and for an amount equal to or greater than 25% of the total outstanding for their debts eligible for the provisions of point 4.5 of the FX Regulations, shall access the foreign exchange market to pay such commercial eligible debts by which it did not request the subscription of the aforementioned title, to the extent that the payment does not exceed the equivalent of 50% of the amount settled simultaneously as advance collections of exports of goods that will be cancelled with shipments whose collections would have been due as of 1.03.25 at a monthly maximum rate equivalent to 10% of the total amount of the advances that were framed in this mechanism.

In addition to the other applicable regulatory requirements, the entity must have (i) an affidavit from the importer stating that the prior approval of the BCRA will be necessary for the cancellation of these advance collections for exports of goods before the stipulated deadlines; and (ii) an affidavit from the client stating the amount subscribed to Series I BOPREAL and the amounts of the eligible commercial debts for goods and services for transactions prior to December 13, 2023 and that the payment is within the applicable limits.

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

In case the foreign beneficiaries reside in or the funds arise from “non-cooperating jurisdictions”, the tax rate applicable for the sale, exchange or other disposition of shares and/or ADSs amounts to 35%. The non-cooperating jurisdictions list is prepared and published by the executive branch. The ARCA has prepared an indicative and non-exhaustive list of jurisdictions considered to be low-or-no-tax jurisdictions, which can be consulted on their web site at: https://www.afip.gob.ar/fiscalidad-internacional/jurisdicciones-no-cooperantes/jurisdicciones-baja-nula-tributacion/que-son.asp. The U.S. is currently not a non-cooperating jurisdiction.

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

In addition, for exports of goods with known prices and with the intervention of an intermediary (either related, or located in “non-cooperating” or low or no tax jurisdictions), the law requires the Argentine exporter to file with ARCA the agreements supporting the transactions.

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

Asset Regularization Regime

Law 27.743 established an Asset Regularization Regime. This law provides taxpayers with a clear legal framework to disclose undeclared assets located in Argentina or abroad. The voluntary regime allows individuals, undivided estates and entities to bring previously unreported assets into compliance. This includes real estate, financial instruments and other properties, under specific conditions. Adhering to this regime avoids fines and penalties associated with non-compliance. The law also offers reduced tax rates based on the type and timing of the disclosure, incentivising early participation.

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares and ADSs, and/or the collection of dividends at an average rate between 5% and 10%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax. To date, there is no withholding regime provided for foreign holders of common shares and ADSs.

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

As of 23 December 2024, the referred tax has been eliminated, after being in force for five years. The rates varied over the years, with the latest applicable rates being: (i) 7.5% on the acquisition abroad of freight services and other transportation services for import or export operations of goods, or their acquisition in the country when provided by nonresidents, (ii) 7.5% on the import of goods, except luxury goods, and (iii) 25% on the import of services.

The potential investors of the ADS should consult their own tax advisers about the effects of the aforementioned tax according to their particular circumstances

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France (which amendment protocol is pending ratification), Germany, Italy, Mexico, Norway, Qatar, Russia, Spain, Sweden, Switzerland, Turkey, The Netherlands, the People’s Republic of China, United Arab Emirates, United Kingdom, and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). In addition, Argentina has signed tax treaties Austria, Japan and Luxembourg, but they are still pending approval by the Argentine Congress. In turn, tax treaties are being negotiated with Colombia and Israel, and amendments to the current tax treaty with Germany. There are currently agreements between Argentina and the United States on the exchange of Country-by-Country Reports, and automatic exchange of financial account information to facilitate implementation of the U.S. Foreign Account Tax Compliance Act (FATCA), but there is no tax treaty or convention in force between both countries. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

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

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes. This summary does not address the Medicare tax on net investment income or the alternative minimum tax and does not apply to investors that are members of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•	a bank;
•	a life insurance company;
•	a tax-exempt organization;
•	an entity treated as a partnership for U.S. federal income tax purposes, or a partner therein;
•	a person that holds ADSs that are a hedge or that are hedged against interest rate or currency risks;
•	a person that holds ADSs as part of a straddle or conversion transaction for tax purposes;
•	former citizens or residents of the United States;
•	a person whose functional currency for U.S. tax purposes is not the U.S. Dollar; or
•	a person that owns or is deemed to own 10% or more of any class of our stock.

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

Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes in 2024. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to become a PFIC in 2025 or in future taxable years. However, the determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, including the valuation of our assets as implied by the market price for our common shares or ADSs. Accordingly, it is possible that we could become a PFIC in the current or a future year.

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

Except where otherwise noted, the remainder of this summary assumes that we were not a PFIC for our 2024 taxable year and that we will not become a PFIC in the current or any future year. U.S. holders should consult their own tax advisers as to our status as a PFIC and the potential tax consequences to them of such status.

Dividends

The gross amount of distributions that U.S. holders receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Dividends paid in Argentine Pesos will be included in a U.S. holder’s income in a U.S. Dollars amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollars value on the date of such receipt. Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. The U.S. Dollars amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Subject to certain exceptions for short-term (60 days or less) positions, dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes in 2024. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC in 2025 or future taxable years. See “—Passive Foreign Investment Company Rules,” above.

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

Foreign tax credit considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. Subject to generally applicable limitations and conditions, Argentine withholding tax on dividends paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in 2021 and any Argentine tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Argentine tax on dividends generally will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Argentine tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Argentine dividend tax is not a creditable tax or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Argentine tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally constitute a “passive category” income for foreign tax credit purposes.

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

A U.S. holder generally will not be entitled to credit any Argentine tax imposed on the sale or other disposition of ADSs against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Argentine tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any Argentine tax imposed on such sale or disposition.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Investors should consult their own tax advisors concerning the application of these rules to their particular circumstances.

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

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2024.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on such evaluation, Management concluded that our internal control over financial reporting was effective as of December 31, 2024. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

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

Gabriel Szpigiel, an independent member of our Board of Directors, under Argentine law and Rule 10A-3, is our “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934 and pursuant to section 407 of Sarbanes Oxley Act.

Item 16B.	Code of Ethics

Our Code of Conduct, approved by our Board of Directors, applies to all of our employees, including our principal executive, financial and accounting officers, as well as other corporate governance policies (see “Item 6. Directors, Senior Management and Employees—Corporate Governance”) is posted, both in English and Spanish, on our website at https://ri.pampa.com/en/corporate-governance/code-of-conduct/

Item 16C.	Principal Accountant Fees and Services

Principal Accountant’s fees

Price Waterhouse & Co. S.R.L. acted as our independent registered public accounting for the fiscal years ended December 31, 2024 and 2023. The following table discloses the services rendered to Pampa and its consolidated companies by Price Waterhouse & Co. S.R.L and the fees for those services:

	Year ended December 31,
	2024	2023
	(in million U.S.$)

Audit Fees (1)	1.9	1.6
Audit-related Fees (2)	-	-
Tax Fees (3)	-	-
Other non-audit Fees (4)	0.1	-
Total	2.0	1.6

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

(4) Other fees, include fees related to the verification of the sustainability report.

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

We comply with the CNV’s Regulations annual disclosure requirements and disclose our corporate governance policies and practices. This information may be viewed on the Company’s website, www.pampa.com.

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

Our Policy on Best Security Market Practices outlines certain restrictions and formalities on trading Pampa and/or its affiliates marketable securities listed in a stock exchange. It seeks that no benefit or economic advantage is gained from misusing material non-public information about Pampa and/or its affiliates. It applies to certain employees (including all of our senior management lines), directors and members of the Supervisory Committee (all of them, Covered Persons).

The terms of this Policy are concordant with those established in Section 117 of the Capital Market Act No. 26.831, as well as other enforcement regulations thereof, Section 1, Article XII, Chapter III, Title I of the Regulations of the CNV (N.T.2013), the rules and regulations of the SEC, the Federal Laws on Financial Instruments of the United States of American and the Sarbanes – Oxley Act. The policy is filed as Exhibit 11.1 to this annual report.

Item 16K.	Cybersecurity.

We maintain a comprehensive process (the “Cybersecurity Program”) for assessing, identifying, and managing potential cybersecurity threats, including risks that could affect our business operations.

The Cybersecurity Program is managed by our Information Security Manager (“CISO”) and overseen by our Chief Information Technology Director (“CIO”), who leads our information security team. This team is responsible for the development and execution of the Cybersecurity Program and is composed of individuals with formal education and degrees and certifications in information technology or cybersecurity and relevant experience working in information technology and cybersecurity, including related industries of the Company. Additionally, they receive periodic updates, training, and education on cybersecurity related topics.

As part of our Cybersecurity Program, the information security team carries out the following activities:

•	Coordinates the actions that we execute to detect, respond to and recover from cybersecurity incidents, such as processes to triage, assess severity for, escalate, contain, investigate and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damages.
•	Uses the National Institute of Standards and Technology (NIST) Cybersecurity Framework to measure our security posture and manage risk.
•	Monitors, detects and prevents cybersecurity threats through different software and hardware solutions to protect our environment, such as multifactor authentication, firewalls, penetration testing, and a 24/7 Security Operation Center (“SOC”).
•	Conducts annual cybersecurity trainings for all our employees with the aim of deepening awareness and learning regarding risks, threats, and good practices in information security, where different interactive initiatives are performed. During the year 2024, we carried out these trainings for the eighth consecutive year.
•	Completes regular tests of our controls through penetration testing, vulnerability scanning and attack simulation.
•	Informs the CISO, through e-mails and automated security alerts, of any cybersecurity matter. At least weekly, the CISO informs the CIO the relevant events during the period, having special meeting or communications if urgent matters arise.

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

We remain committed to continuously enhancing our Cybersecurity Program to protect our business operations and stakeholders.

During 2024, we were the target of different cybersecurity threats, but they did not result in a significant loss or a negative impact on our operations since no attack attempt achieved its objective due to the measures implemented by the Company. Please see “Risk Factors - Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, operational results and cash flows”.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our Consolidated Financial Statements are included in this annual report beginning on page F-1.

Item 19	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and Restated By-laws (estatutos sociales) of the Registrant (English translation) (previously filed as 6-K (File No. 001-34429) – (Film No. 25818697) on April 7, 2025 and incorporated by reference herein.)

2.1	Form of Second Amended and Restated Deposit Agreement among the Registrant, J.P. Morgan as successor Depositary thereunder (previously filed as Exhibit 99.A to our Registration Statement on Form F-6 (File No. 333-216157) on February 22, 2017 and incorporated by reference herein, as amended by Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement (previously filed as Exhibit 99.A2 to our Registration Statement on Form F-6 POS (File No. 333-216157) on November 18, 2020 and incorporated by reference herein.)

2(d)	Description of Securities
6	Compensation Recovery Policy

8.1	List of subsidiaries of Pampa

11.1	Policy on Best Security Market Practices
12.1	Certification of Gustavo Mariani, Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Adolfo Zuberbuhler, Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Officer Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Reserves Reports of GaffneyCline, dated January 31, 2025.

13.3	Consent of GaffneyCline.
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pampa Energía S.A.
By: /s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

By: /s/ Adolfo Zuberbuhler
Name: Adolfo Zuberbuhler Title: Chief Financial Officer

Date: April 16, 2025

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In millions of U.S. dollar (“US$”))

F-1

Pampa Energía S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa Energía S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Pampa Energía Sociedad Anónima (Pampa Energía S.A.) and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

 The Impact of Proved Estimates of Oil and Gas Reserves on Oil and Gas Segment Property, Plant and Equipment and Allocated Goodwill.

As described in Notes 7 and 11.2 to the consolidated financial statements, as of December 31, 2024, the Company’s consolidated net book value of property, plant and equipment balance of the oil and gas segment was US$ 1.183 million, the goodwill balance allocated to the oil and gas segment was US$ 35 million, and depreciation expense for the year ended December 31, 2024 was US$ 236 million. As described in Note 6.1.7 to the consolidated financial statements, the Company’s management estimates oil and gas reserves which are used in the determination of depreciation of property, plant and equipment used in oil and gas areas, as well as assessing the recoverability of these assets and goodwill allocated to the oil and gas segment. There are numerous uncertainties in estimating proved and unproved reserves, future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof. The estimates of oil and gas reserves have been developed by employed specialists, specifically petroleum engineers, and audited by independent specialists engaged by the Company.

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

 Impairment of Non-Financial Long-Lived Assets Related to the Rincón del Mangrullo and el Tordillo / la Tapera cash generating units within the Oil and Gas Segment

As described in Note 7 to the consolidated financial statements, as of December 31, 2024, the Company’s consolidated property, plant and equipment balance of the oil and gas segment was US$ 1.183 million. According to Notes 4.8, 6.1.1. and 11.1.1, as of December 31, 2024, management has identified impairment indicators in the Rincón del Mangrullo and el Tordillo / la Tapera cash generating units (CGUs). Management analyzes the recoverability of its non-financial long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of fair value less costs of disposal and value in use. Management used value in use to determine the recoverable amount. The value in use is determined based on the present value of future net cash flows expected to be derived from the CGU, using discount rates that considers the business segment and the country conditions where the operations are performed. Management’s assessment of the existence of impairment indicators and cash flow projections included key judgments and assumptions relating to reference prices for products, production projections, costs evolution, and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment of non-financial long-lived assets related to the Rincón del Mangrullo and el Tordillo / la Tapera CGUs within the oil and gas segment is a critical audit matter are the significant judgment by management when evaluating the existence of impairment indicators and when developing the recoverable value measurement of the non-financial long-lived assets. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s assessment of impairment indicators and cash flow projections and key assumptions related to reference prices for products, production projections, costs evolution, and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s non-financial long-lived assets. These procedures also included, among others, evaluating the determination of the Company’s CGUs, as well as the allocation of the assets and liabilities thereto; evaluating the reasonableness of management’s assessment over the existence of impairment indicators; testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical precision of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the key assumptions used by management related to reference prices for products, production projections, costs evolution, and the discount rate. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the consolidated financial statements regarding the evaluation of the recoverable value of long-lived non-financial assets.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Carlos Martin Barbafina (Partner)

Autonomous City of Buenos Aires, Argentina, March 5, 2025.

We have served as the Company’s auditor since 2006.

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Consolidated Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
BCBA	Buenos Aires Stock Exchange
BCRA	Argentina’s Central Bank
BNA	Banco de la Nación Argentina
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CC	Combined Cycle
CENCH	Hydrocarbons Unconventional Exploitations Concessions
CGU	Cash-Generating Unit
CIESA	Compañía de Inversiones de Energía S.A.
CISA	Comercializadora e Inversora S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CNY	Yuan R. China
CPB	Piedra Buena thermal power plant
CPI	Consumer's price index
CSJN	Argentina’ Supreme Court of Justice
CTB	CT Barragán S.A.
CTEB	Ensenada Barragán thermal power plant
CTG	Güemes thermal power plant
CTGEBA	Genelba thermal power plant
CTIW	Ingeniero White power plant

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
CTLL	Loma La Lata thermal power plant
CTPP	Parque Pilar power plant
EcuadorTLC/PB18	Ecuador TLC S.A. (currently Pampa Bloque 18)
EMESA	Empresa Mendocina de Energía S.A.
ENARGAS	National Regulator of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
FTR	Five-Year Tariff Review
GASA	Generación Argentina S.A.
Greenwind	Greenwind S.A.
GU300	Large users with demand greater than 300 kW
HB	Pumped Hydroelectric Power Plant
HI	Hydropower plants
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
HR	Renewable Hydroelectric
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICC	International Chamber of Commerce
ICSID	International International Centre for Settlement of Investment Disputes
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Public Registry of Organizations
INDEC	National Institute of Statistics and Censuses
KBBL/day	Thousands of barrels per day
LGS	Argentine Business Organizations Law

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
LNG	Liquefied Natural Gas
LPG	Liquefied Petroleum Gas
MAT	WEM’s Forward Market
MATER	Renewable Energy Forward Market
MBTU	Million of BTU
MEyM	Ministry of Energy and Mining
MLC	Foreign Exchange Market
MVAr	Reactive kilovolt-ampere
MW	Megawatt
MWh	Megawatt - hour
NTC	National Tax Court
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
Oldelval	Oleoductos del Valle S.A.
PE Arauco	Arauco Wind Farm
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.A.
PEN	National Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PISA	Pampa Inversiones S.A.
PIST	Transportation System Entry Point
Refinor	Refinería del Norte S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
RIGI	Incentive Regime for Large Investments
RTT	Transitional Tariff Regime
SACDE	Argentine Society of Construction and Strategic Development
SADI	Argentine Interconnection System
SCEyM	Energy and Mining Coordination Secretary
SE	Secretary of Energy
SEC	Security and Exchange Commission
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
TGU	Transporte y Servicios de Gas en Uruguay S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Vapor Turbine
US$	U.S. dollar
VAR	Vientos de Arauco Renovables S.A.U.
VAT	Value Added Tax
VMOS	VMOS S.A.
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electrical Market
YPF	YPF S.A.
$	Argentine Pesos

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2024, 2023 and 2022

(In millions of US$ – unless otherwise stated)

	Note	12.31.2024	12.31.2023	12.31.2022

Revenue	8	1,876	1,732	1,829
Cost of sales	9	(1,279)	(1,107)	(1,139)
Gross profit		597	625	690

Selling expenses	10.1	(74)	(66)	(65)
Administrative expenses	10.2	(239)	(185)	(142)
Exploration expenses	10.3	(21)	(7)	-
Other operating income	10.4	175	177	131
Other operating expenses	10.4	(88)	(88)	(46)
Impairment of property, plant and equipment, intangible assets and inventories		(34)	(39)	(38)
Impairment of financial assets		(56)	-	(4)
Share of profit/loss from associates and joint ventures	5.3.2	146	(2)	105
Profit from sale/acquisition of companies´ interest		34	9	-
Operating income		440	424	631

Financial income	10.5	32	5	5
Financial costs	10.5	(185)	(364)	(221)
Other financial results	10.5	211	558	166
Financial results, net		58	199	(50)
Profit before income tax		498	623	581
Income tax	10.6	121	(318)	(124)
Profit of the year		619	305	457

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans		-	(5)	(9)
Income tax		-	2	3
Exchange differences on translation		123	(78)	21
Items that may be reclassified to profit or loss
Exchange differences on translation		138	(97)	39
Other comprehensive income (loss) of the year		261	(178)	54
Total comprehensive income of the year		880	127	511

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the years ended December 31, 2024, 2023 and 2022

(In millions of US$ – unless otherwise stated)

	Note	12.31.2024	12.31.2023	12.31.2022
Total profit of the year attributable to:

Owners of the company		619	302	456
Non-controlling interest		-	3	1
		619	305	457

Total comprehensive income of the year attributable to:

Owners of the Company		880	124	510
Non-controlling interest		-	3	1
		880	127	511

Earnings per share attributable to equity holders of the Company
Total basic and diluted earning per share	13.2	0.46	0.22	0.33

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2024 and 2023

(In millions of US$ – unless otherwise stated)

	Note	12.31.2024	12.31.2023
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	2,607	2,544
Intangible assets	11.2	95	96
Right-of-use assets	19.1.1	11	21
Deferred tax asset	11.3	157	-
Investments in associates and joint ventures	5.3.2	993	672
Financial assets at fair value through profit and loss	12.2	27	35
Trade and other receivables	12.3	75	18
Total non-current assets		3,965	3,386

CURRENT ASSETS
Inventories	11.4	223	205
Financial assets at amortized cost	12.1	80	105
Financial assets at fair value through profit and loss	12.2	850	559
Derivative financial instruments		1	-
Trade and other receivables	12.3	488	296
Cash and cash equivalents	12.4	738	171
Total current assets		2,380	1,336
Total assets		6,345	4,722

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

As of December 31, 2024 and 2023

(In millions of US$ – unless otherwise stated)

	Note	12.31.2024	12.31.2023
SHAREHOLDERS´ EQUITY
Share capital		36	36
Share capital adjustment		191	191
Share premium		516	516
Treasury shares adjustment		1	1
Treasury shares cost		(7)	(7)
Legal reserve		44	45
Voluntary reserve		1,657	1,433
Other reserves		(13)	(15)
Other comprehensive income (loss)		119	(19)
Retained earnings		742	223
Equity attributable to owners of the company		3,286	2,404
Non-controlling interest		9	9
Total equity		3,295	2,413

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	137	150
Income tax and minimum notional income tax provision	11.6	75	55
Deferred tax liability	11.3	49	297
Defined benefit plans	11.8	30	16
Borrowings	12.5	1,373	1,224
Trade and other payables	12.6	84	46
Total non-current liabilities		1,748	1,788

CURRENT LIABILITIES
Provisions	11.5	10	6
Income tax liability	11.6	257	17
Tax liabilities	11.7	30	14
Defined benefit plans	11.8	7	3
Salaries and social security payable	11.9	39	19
Borrowings	12.5	706	224
Trade and other payables	12.6	253	238
Total current liabilities		1,302	521
Total liabilities		3,050	2,309
Total liabilities and equity		6,345	4,722

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2024, 2023 and 2022

(In millions of US$ – unless otherwise stated)

	Equity holders of the company					Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income (loss)	Unappropiated retained earnings (losses)	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2021	36	191	516	1	(7)	61	659	(15)	48	295	1,785	6	1,791
Voluntary reserve constitution	-	-	-	-	-	(16)	311	-	-	(295)	-	-	-
Capital reduction	-	-	-	-	2	-	(2)	-	-	-	-	-	-
Treasury shares acquisition	-	-	-	-	(18)	-	-	-	-	-	(18)	-	(18)
Profit of the year	-	-	-	-	-	-	-	-	-	456	456	1	457
Other comprehensive income of the year	-	-	-	-	-	-	-	-	33	21	54	-	54
Balance as of December 31, 2022	36	191	516	1	(23)	45	968	(15)	81	477	2,277	7	2,284

Voluntary reserve constitution	-	-	-	-	-	-	478	-	-	(478)	-	-	-
Capital reduction	-	-	-	-	16	-	(13)	-	-	-	3	-	3
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Profit of the year	-	-	-	-	-	-	-	-	-	302	302	3	305
Other comprehensive loss of the year	-	-	-	-	-	-	-	-	(100)	(78)	(178)	-	(178)
Balance as of December 31, 2023	36	191	516	1	(7)	45	1,433	(15)	(19)	223	2,404	9	2,413

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

For the years ended December 31, 2024, 2023 and 2022

(In millions of US$ – unless otherwise stated)

	Equity holders of the company					Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive (loss) income	Unappropiated retained earnings (losses)	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2023	36	191	516	1	(7)	45	1,433	(15)	(19)	223	2,404	9	2,413
Voluntary reserve constitution	-	-	-	-	-	(1)	224	-	-	(223)	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	2	-	-	2	-	2
Profit of the year	-	-	-	-	-	-	-	-	-	619	619	-	619
Other comprehensive income of the year	-	-	-	-	-	-	-	-	138	123	261	-	261
Balance as of December 31, 2024	36	191	516	1	(7)	44	1,657	(13)	119	742	3,286	9	3,295

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2024, 2023 and 2022

(In millions of US$ – unless otherwise stated)

	Note	12.31.2024	12.31.2023	12.31.2022
Cash flows from operating activities:
Profit of the year		619	305	457
Adjustments to reconcile net profit to cash flows from operating activities	14.1	152	406	302
Changes in operating assets and liabilities	14.2	(336)	(136)	(140)
Net cash generated by operating activities		435	575	619
Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(447)	(758)	(416)
Payment for intangible assets acquisitions		-	-	(31)
(Payment for purchases) Collection for sales of public securities and shares acquisitions, net		(5)	130	(102)
(Suscription) Recovery of mutual funds, net		(10)	96	(1)
Payment for companies´acquisitions		(48)	(1)	(111)
Collection for equity interests in companies sales		39	72	44
Collection for joint ventures´ share repurchase		37	-	-
Collections for property, plant and equipment sales		-	1	-
Collections for intangible assets sales		-	20	21
Dividends collection		9	-	10
Collection for equity interests in areas sales		9	-	-
Cash addition for purchase of subsidiary		71	-	-
Collection (Payment) of loans		1	(6)	11
Net cash used in investing activities		(344)	(446)	(575)

Cash flows from financing activities:
Proceeds from borrowings	12.5	1,174	424	308
Payment of borrowings	12.5	(236)	(191)	(143)
Payment of borrowings interests	12.5	(145)	(280)	(162)
Payment for treasury shares acquisition		-	-	(18)
Repurchase and redemption of corporate bonds	12.5	(313)	(6)	(28)
Payments of leases		(4)	(3)	(3)
Dividends payment		-	(1)	-
Net cash generated by (used in) financing activities		476	(57)	(46)

Increase (Decrease) in cash and cash equivalents		567	72	(2)

Cash and cash equivalents at the beginning of the year	12.4	171	106	110
Exchange difference generated by cash and cash equivalents		-	(7)	(2)
Increase (Decrease) in cash and cash equivalents		567	72	(2)
Cash and cash equivalents at the end of the year	12.4	738	171	106

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022

(In millions of US$ – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company’s principal executive office is located in Maipú 1, Autonomous City of Buenos Aires in Argentina, which participates in the energy sector, mainly in the production of oil and gas and power generation.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, reaching a production level of 12.5 million m3/day of natural gas and 4.8 thousand boe/day of oil (including the production from the Gobernador Ayala area until its cession in October 2024) and maintaining 11 productive areas and 2 exploratory areas in Argentina as of December 31, 2024. Its main production blocks are located in the Provinces of Neuquén and Río Negro.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,472 MW installed capacity as of December 31, 2024, which represents approximately 13% of Argentina’s installed capacity, and being one of the largest independent generators in the country.

In the petrochemicals segment, the Company operates 2 high-complexity plants in Argentina producing styrene, synthetic rubber and polystyrene, with a share ranging between 93% and 100%, in the domestic market.

Finally, through the holding, transportation and others segment, the Company participates in the electricity transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,396 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Additionally, the segment includes advisory services provided to related companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

1.2 Economic context

The Company operates in an economic context which main variables are experiencing volatility as a result of political and economic events both in the domestic and international spheres.

The Argentine economy recorded a 2.1% and 1.7% accumulated decrease in the Gross Domestic Product as of the third quarter of 2024 and 2023, respectively, a 117.8% and 211.4% cumulative inflation considering the CPI and a 27.7% and 356.3% depreciation of the peso against the U.S. dollar, according to the BNA exchange rate, for fiscal years 2024 and 2023, respectively.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Financial Statements. Although in 2024 the current Government promoted regulations aimed at economic deregulation and state reform, it is not currently possible to foresee the associated regulations’ evolution or what new measures might be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s financial statements should be read in the light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

The main regulations applicable to the Company’s activities are detailed below. It is worth highlighting that this is not an exhaustive list of all regulations the Company is subject to.

2.1 Oil and gas

2.1.1 Argentine Hydrocarbons Law

Law No. 27,007, enacted in 2014, amended Hydrocarbons Law No. 17,319, enacted in 1967, establishing the general principles for the exploration, exploitation, industrialization, transportation and commercialization of hydrocarbon resources in Argentina. The most relevant aspects are as follows:

-	It empowers the Federal Government or the Provinces to grant exploration permits and concessions to the private sector.
-	It establishes the terms for exploration permits: (i) conventional: term of 2 periods of up to 3 years each, plus 1 optional extension for up to 5 years; (ii) unconventional: term of 2 periods of 4 years each, plus 1 optional extension for up to 5 years; and (iii) on the continental shelf and in the territorial sea: term of 2 periods of 3 years each with the possibility of increasing by 1 year each.
-	It sets the terms for exploitation concessions, renewable for 10-year terms: (i) conventional: 25 years; (ii) unconventional: 35 years; and (iii) on the continental shelf and in the territorial sea: 30 years.
-	It establishes that transportation concessions will be granted for the same term as the originating exploitation concession.
-	It fixes exploration and exploitation fee values for each km2 or fraction to be paid annually and in advance, and empowers the enforcement authority to set the payment of extension and exploitation bonds.
-	It sets royalties of 12% (increasing up to a total maximum of 18% in the case of extensions) payable monthly to the grantor on the production of liquid hydrocarbons extracted at the wellhead and on natural gas production.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)
-	It restricts the Federal Government and the Provinces from reserving new blocks in favor of public or mixed companies or entities, irrespective of their legal form, in the future.

Subsequently, Law No. 27,742, enacted in 2024, introduces additional amendments to Hydrocarbons Law No. 17,319 aiming to maximize income from the exploitation of resources, especially the following: (i) setting of commercialization prices in the domestic market without the PEN’s intervention; (ii) free international trade of hydrocarbons, in the absence of an objection by the SE; (iii) elimination of extensions to exploitation concessions; (iv) incorporation of authorizations to be granted by the PEN or the Provinces for hydrocarbon processing, conditioning or separation and natural gas liquefaction, not necessarily linked to an exploitation concession; (v) incorporation of standard tender specifications for new awards with a base value of 15% of royalties; (vi) setting of new royalty values payable in each stage regarding the average oil barrel price, annually adjustable based on the Brent price; and (vii) incorporation of authorizations to be granted by the PEN for underground storage of natural gas in natural reservoirs of depleted hydrocarbons.

2.1.1.1 CENCH in the Province of Neuquén

The Ministry of Energy and Natural Resources of the Province of Neuquén established certain parameters for granting CENCH in this province, instrumented through Resolutions No. 53/20 and No. 142/21, and later ratified by Provincial Executive Order No. 2,183/21.

These resolutions provide: (i) the development project’s parameters to apply for a CENCH, including a pilot plan of up to 5 years to demonstrate its technical and economic feasibility; (ii) the incorporation of the payment of a block extension bond for the surface exceeding that covered by the approved pilot plan; and (iii) the annual presentation of continuous development plans and investment commitments.

2.1.2 Gas Market

2.1.2.1 Argentine Natural Gas Production Promotion Plan (“GasAr Plan”)

Executive Order No. 892/20 approved the Argentine Natural Gas Production Promotion Program (“GasAr Plan”) to promote the development of the Argentine gas industry based on a call for tenders mechanism.

SE Resolution No. 317/20 launched the national public call for tenders under GasAr Plan 2020-2024 for the award of a 70 million m3 volume of natural gas per calendar year through the execution of specific contracts between gas producers, distributors and CAMMESA. Furthermore, the Federal Government bears the monthly payment of the difference between the price tendered and that resulting from the tariff schemes through a price complement to be paid directly to producers.

Pursuant to SE Resolution No. 391/20, natural gas volumes were awarded under the GasAr Plan - Round 1 call for tenders, where the Company obtained a base volume of 4.9 million m3/day at an average annual price of US$ 3.60 MBTU for a term of 4 years as from January 1, 2021.

Additionally, the Company was one of the three producers that offered an additional volume during the winter period, with the award of 1 million m3/day for US$ 4.68 MBTU, an essential volume to meet the Argentine demand’s high seasonality.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Under SE Resolution No. 169/21, natural gas volumes offered under the GasAr Plan - Round 2 call for tenders where awarded, and the Company was awarded a volume of 0.70 million m3/day, 0.90 million m3/day and 1 million m3/day for the months of June, July and August-September 2021, respectively, as well as 0.86 million m3/day to meet the winter peak for years 2022 through 2024, for US$ 4.68 MBTU.

SE Resolution No. 984/21 called for GasAr Plan - Round 3 for 2022 through 2024 inclusive, with injection starting in May 2022. The volumes were awarded by SE Resolution No. 1,091/21, and the Company was awarded 2 million m3/day for US$ 3.347 MBTU.

Subsequently, Executive Order No. 730/22 established the 2023–2028 Reinsurance and Enhancement Plan for Federal Hydrocarbon Production, Internal Self-Sufficiency, Exports, Import Substitution, and Expansion of Transportation System for All Hydrocarbon Basins in the Country (the “Reinsurance Plan”) and modified the GasAr Plan scheme approved by Executive Order No. 892/20.

The Reinsurance Plan establishes a new term for the regime until December 31, 2028, with the following main objectives: (i) consolidating a 70 MMm3/d flat block (volumes awarded under GasAr Plan’s Round 1 and 3), excluding winter peaks; and (ii) developing the demand for incremental volumes that may be evacuated with the new transportation capacity following the construction of the Francisco Pascasio Moreno Gas Pipeline (SE Resolution No. 326/24), previously called Néstor Kirchner Gas Pipeline (TransportAr Program, SE Resolution No. 67/22).

SE Resolution No. 770/22, called for Tender Rounds 4 and 5 for the Neuquina Basin, and del Golfo and Austral Basins, respectively.

Under SE Resolution No. 860/22, the Company was awarded with: (i) Round 4.1: the extension of the commitments under GasAr Plan - Rounds 1 and 3 until December 2028, maintaining the original prices of US$ 3.6 MBTU and US$ 3.347 MBTU, respectively; and (ii) Round 4.2: 4.8 million m3/day of the demand associated with flat gas for US$ 3.485 MBTU from July 1, 2023 until December 31, 2028.

In December 2024, Pampa entered into agreements to extend the commitments under the contracts awarded in Rounds 1 and 3 of the Reinsurance Plan undertaken with CAMMESA and ENARSA, respectively.

The awards granted to the Company and the executed contracts represented a production commitment of 15.7 million m3/day for the winter periods and 13.8 million m3/day for the summer periods 2023-2024, implying, compared to 2022, a 44% growth in winter production, the period with the largest gas supply needs in the country. As from 2025, the commitment under the Reinsurance Plan remains at 13.8 million m3/day.

Finally, gas volumes under GasAr Plan - Round 5.2 were awarded pursuant to SE Resolution No. 799/23. The Company, jointly with all partners of the Aguaragüe Joint Venture, was awarded 400,000 m3/d of incremental volume to be sold to ENARSA for US$ 9.8 MBTU between October 2023 and December 2026 and US$ 6 MBTU between January 2027 and December 2028. The Company holds a 15% stake in this Joint Venture.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.2.2 Accession to GasAr Plan’s payment cancellation scheme

On June 19, 2024, the Company opted into the payment cancellation scheme established in Note NO-2024-54277417- APN-SE#MEC for the cancellation of compensations under the GasAr Plan. Consequently, it accepted (i) the provisional payment for the periods due February and March 2024, in cash, and (ii) the provisional payment for the periods due up to and including January 2024, and the adjusted payment for the periods due up to and including November 2023, through the delivery of government securities (BONO USD 2038 L.A.). The Company received cash for $ 2,884 million (US$ 3.1 million) and Bonds for $ 4,534 million FV (US$ 4.8 million) and recorded a $ 1,763 million (US$ 1.9 million) impairment in the related receivables considering the quoted market value of the instruments maturing in 2038 received under the described cancellation methodology.

2.1.2.3 Natural gas for the residential segment and CNG

SE Resolutions No. 41/24, No. 93/24, No. 191/24, No. 232/24 and No. 284/24, SCEyM Resolution No. 18/24 and SE Resolutions No. 386/24 and No. 602/24 established the PIST price to be passed on to end users pursuant to the agreements entered into under the GasAr Plan for gas consumptions made as from the months of April, June and August through December 2024, respectively, and on the effective date of the tariff schemes published by ENARGAS.

It is worth highlighting that the PIST value updates increase the amount collectable by the Company directly from distributors, decreasing the price compensation payable by the Federal Government under the GasAr Plan.

2.1.2.4 Acquisition of Natural Gas for Generation

The power plant’s fuel supply is centralized in CAMMESA (except for generators with contracts under Energy Plus and under SE Resolution No. 287/17). Likewise, most gas supplies to CAMMESA are made under the GasAr Plan.

Complementarily, CAMMESA launched biweekly calls to GasAr Plan’s awardees that may offer surplus volumes, with a maximum price equivalent to that awarded in GasAr Plan’s first round.

During 2024, an average of 286 million m3/day at US$ 3.4 MBTU (168 million m3/day corresponding to the Neuquina Basin) were awarded in tenders for GasAr Plan’s awardees, and 87 million m3/day at US$ 2.4 MBTU (37 million m3/day of which correspond to the Neuquina Basin) under complementary calls.

2.1.2.5 Natural Gas and Liquefied Natural Gas Exports

(i) Natural Gas

Current regulations establish a procedure to authorize natural gas exports delimiting four export zones: the Neuquina Basin and the Austral Basin, with summer quotas, and the Noroeste Basin and other zones, with no quota definition.

The distribution of firm summer quotas among producers is made considering (i) the share of the producer’s volume in the basin’s total volume, and (ii) the highest discount in the weighted-average price discount per volume against the basin’s incremental volume.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

For the summer periods (January - April and October - December), an export quota of 9 million m3/d for the Neuquina Basin and 2 million m3/d for the Austral Basin was assigned, with a minimum price equal to the simple average of the Brent crude quotations for the first fifteen days of the month prior to delivery, multiplied by 7% and 5.5% for the 2024 and 2025 summer periods, respectively. The Company was assigned a volume of 606,529 m3/d and 977,963 m3/d for the 2024 and 2025 summer periods, respectively.

In addition, the SE established the export quotas for the winter period (May - September) for a total of 5.9 m3/d and 7 million m3/d for the 2024 and 2025 winter periods, respectively. In line with its participation in the GasAr Plan, the Company was assigned a volume of 610,989 m3/d and 694,236 m3/d for the 2024 and 2025 winter periods, respectively.

It is worth highlighting that, as of the date of issuance of these Consolidated Financial Statements, there is an 8% tax on natural gas exports.

(ii) Liquefied Natural Gas (LNG)

Law No. 27,742 (amending Law No. 24,076), establishes a special LNG export regime for entities producing, processing, refining, commercializing, storing and/or fractionating hydrocarbons and/or their derivatives, subject to non-objection by the SE within 120 business days.

The granted LNG export authorizations will be final regarding the LNG volumes authorized for a term of up to 30 years from the commissioning of the liquefaction plant (on land or floating) or its expansions.

2.1.3 Oil market

2.1.3.1 Crude oil price

As of December 31, 2024, there is no reference price for the sale of crude oil in the domestic market. However, considering pump prices for fuels, local refining companies have historically validated prices below the export parity. As with natural gas exports, there is an 8% export duty on crude oil.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2 Generation

2.2.1 Generation units

Generation units are remunerated under: i) sales contracts with large users within the MAT (SE Resolutions No. 1,281/06 and No. 281/17); ii) supply agreements with CAMMESA (SE Resolutions No. 220/07, No. 21/16, No. 287/17 and Renovar Programs) and iii) sales to the spot market pursuant to WEM’s regulations (SE Resolution No. 387/24 in force in force at the end of the year and complementary resolutions). The Company’s generating units, held directly and through its subsidiaries and joint ventures, are detailed below:

In operation as of 12.31.2024:

Generator	Generating unit	Tecnology	Power	Applicable regime (1)
CTG	GUEMTG01	TG	100 MW	Energy Plus Res. No. 1,281/06
CTG	GUEMTV11	TV	≤100 MW	Resolution No. 387/24
CTG	GUEMTV12	TV	≤100 MW	Resolution No. 387/24
CTG	GUEMTV13	TV	>100 MW	Resolution No. 387/24
Piquirenda	PIQIDI 01-10	MCI	30 MW	Resolution No. 387/24
CPB	BBLATV29	TV	>100 MW	Resolution No. 387/24
CPB	BBLATV30	TV	>100 MW	Resolution No. 387/24
CT Ing. White	BBLMD01-06	MCI	100 MW	Resolution No. 21/16
CTLL	LDLATG01/TG02/TG03/TV01	CC	>150 MW	Resolution No. 59/23
CTLL	LDLATG04	TG	105 MW	Res. No. 220/07 (75%)
CTLL	LDLATG05	TG	105 MW	Resolution No. 21/16
CTLL	LDLMDI01	MCI	15 MW	Resolution No. 387/24
CTGEBA	GEBATG01/TG02/TV01	CC	>150 MW	Resolution No. 59/23
CTGEBA	GEBATG03	TG	169 MW	Energy Plus Res. No. 1,281/06
CTGEBA	GEBATG03/TG04/TV02	CC	400 MW	Resolution No. 287/17
Ecoenergía	CERITV01	TV	14 MW	Energy Plus Res. No. 1,281/06
CT Parque Pilar	PILBD01-06	MCI	100 MW	Resolution No. 21/16
CTB	EBARTG01 - TG02	TG	>50 MW	Resolution No. 59/23
CTB	EBARTV01	TV	279 MW	Resolution No. 220/07
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300	Resolution No. 387/24
HIDISA	EL TIGRE	HR	Renewable ≤ 50	Resolution No. 387/24
HIDISA	LOS REYUNOS	HB	HB – Media 120<P≤300	Resolution No. 387/24
HINISA	NIHUIL I - II - III	HI	HI – Small 50<P≤120	Resolution No. 387/24
HPPL	PPLEHI	HI	HI – Media 120<P≤300	Resolution No. 387/24
PEPE II	PAMEEO	Wind	53 MW	MATER Res. No. 281/17
PEPE III	BAHIEO	Wind	53 MW	MATER Res. No. 281/17
PEPE IV	PEP3EO - PE32EO	Wind	81 MW	MATER Res. No. 281/17
PE Arauco (PEPE V)	AR21EO	Wind	99.75 MW	Renovar
PEPE VI	PEP6EO	Wind	139.5 MW	MATER Res. No. 281/17

(1)	Surplus power capacity and energy are remunerated in the spot market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2 Sales contracts with large users within the MAT

2.2.2.1 Energy Plus

SE Resolution No. 1,281/06 set a specific regime for new generation installed by certain agents, authorizing the execution of Energy Plus contracts in the MAT at a price to be negotiated with the GU300 above the base demand (electricity consumption for the year 2005).

Under this regime, the Company —through its power plants CTG, EcoEnergía and CTGEBA, sells its energy and power capacity for a maximum amount of 283 MW with Energy Plus contracts mostly denominated in U.S. dollars, or adjusted by CAMMESA’s price variation instead.

In addition, the Company has power availability agreements in force with other Energy Plus generators whereby, in case of unavailability, it purchases or sells power to support the respective agreements.

It is worth highlighting that SE Resolution No. 21/25 introduces modifications limiting the validity of the Energy Plus regime (see Note 23).

2.2.2.2 Renewable Energy Term Market (“MATER” Regime)

SE Resolution No. 281/17 regulated the regime for large users and WEM distribution agents’ large demands (comprised within Section 9 of Law No. 27,191) to meet the obligation to supply their demand from renewable sources through individual purchases within the MATER, upon conditions to be agreed between the parties.

Under this provision, the Company, through its PEPE II, III and IV wind farms, sells energy for up to 187 MW, and in 2024 it added power capacity for 140 MW through PEPE VI (with 31 wind turbines commissioned between July and November 2024); furthermore, sales started for third-party generators’ renewable energy for an approximate volume of 1.14 MW. Surplus energy is sold in the spot market.

2.2.3 Supply Agreements with CAMMESA

2.2.3.1 SE Resolution No. 220/07

SE Resolution No. 220/07, authorized CAMMESA to enter into long-term agreements with WEM generating agents for the energy produced with new equipment and prices that remunerate the investments made by the agent at a rate of return to be accepted by the SE.

Within the framework of this resolution, the Company has units remunerated under agreements for 79 MW and 280 MW, through CTLL thermal power plant and CTEB´s closed cycle, owned by CTB, respectively.

2.2.3.2 SE Resolution No. 21/16

SE Resolution No. 21/16 called for parties interested in offering new thermal power generation capacity with the commitment to making it available through the WEM for the 2016/2017 summer, 2017 winter, and 2017/2018 summer periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

For the awarded projects, wholesale power purchase agreements were entered into with CAMMESA for a term of 10 years, with a remuneration made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if appropriate), less penalties and fuel surpluses.

Pursuant to this resolution, the Company, through its CTLL, CTIW and CTPP power plants, has effective agreements with CAMMESA for the sale of energy and power capacity for a total 305 MW. Surplus power capacity is sold in the spot market.

2.2.3.3 SE Resolution No. 287/17

SE Resolution No. 287/17 launched the call for tenders for low specific consumption, cogeneration and CC closing projects on existing equipment, provided the new capacity does not increase electricity transmission needs or includes the necessary expansions at the tenderer’s cost.

Pursuant to this regulation, the Company, through its CTGEBA thermal power plant, has entered into a wholesale power purchase agreement with CAMMESA for the sale of energy and power capacity for a total 400 MW, for a term of 15 years.

2.2.3.4 Renovar Programs

In order to meet the objectives, set by Law No. 26,190 and Law No. 27,191 promoting the use of renewable sources of energy, the MEyM called for open rounds for the hiring of electric power from renewable sources (Renovar Programs). For the awarded projects, renewable electric power supply agreements were executed for the sale of an annual committed electric power block for a term of 20 years.

Under the Renovar programs, the Company, has a supply contract in place with CAMMESA for a total of 100 MW for the PE Arauco.

2.2.4 Remuneration at the spot market

Spot generation is remunerated with tariffs in pesos that are updated through the issuance of different resolutions. For fiscal year 2024, SE Resolutions No. 9/24, No. 99/24, No. 193/24, No. 233/24 and No. 285/24, SCEyM Resolution No. 20/24 and SE Resolution No. 387/24 provided for 73.9%, 25%, 3%, 5%, 2.7%, 6% and 5% increases as from the February, June and August through December 2024 economic transactions, respectively.

Subsequently, SE Resolutions No. 603/24 and No. 27/25 provided for 4% increases as from the January and February 2025 economic transactions, respectively. Likewise, the maximum spot price in the WEM was updated to $ 12,469/MWh as from February 2025.

The applicable remuneration based on technology as of December 31, 2024 under SE Resolution No. 387/24 is detailed below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.4.1 Remuneration for Available Power Capacity

2.2.4.1.1 Thermal Power Generators

A minimum remuneration for power capacity based on technology and scale was established, and generating, co-generating and self-generating agents owning conventional thermal power plants were allowed to offer guaranteed availability commitments for the energy and power capacity generated by their units and not committed under sales contracts with large users within the MAT or supply agreements with CAMMESA.

Availability commitments are tendered for quarterly periods: a) summer (December through February); b) winter (June through August) and c) ‘other,’ (March through May, and September through November), the thermal generators’ remuneration for committed power capacity being proportional to their compliance.

The minimum remuneration for generators with no availability commitments includes the following scales and prices:

Technology / Scale	($ / MW-month)
Large CC Capacity > 150 MW	1,659,023
Large TV Capacity > 100 MW	2,366,144
Small TV Capacity ≤ 100 MW	2,828,486
Large GT Capacity > 50 MW	1,930,992

The remuneration for guaranteed power capacity to generators with availability commitments is:

Period	($ / MW-month)
Summer – Winter	5,933,881
Fall - Spring	4,450,412

2.2.4.1.2 Hydroelectric Generators

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. In the case of pumping hydroelectric power plants, the operation as turbine and pump is considered to calculate availability.

The base remuneration includes the following scales and prices:

Technology / Scale	($ / MW-month)
Medium HI Capacity > 120 ≤ 300 MW	2,175,761
Small HI Capacity > 50 ≤ 120 MW	2,991,666
Medium Pumped HI Capacity > 120 ≤ 300 MW	2,175,761
Renewable HI Capacity ≤ 50 MW	4,895,454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The payment for power capacity is determined by the actual capacity, hours of unavailability due to programmed and/or agreed maintenance are not computed for the calculation of the remuneration. However, to consider the incidence of such programmed maintenance works, a factor of 1.05 is applied over the power capacity payment.

In the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor is applied to the plant at the headwaters.

2.2.4.2 Remuneration for generated and operated energy

The following remunerations were established:

Remuneration	Thermal Power Plants ($ / MWh)	Pumped Hydropower Plants ($ / MWh)	Non-conventional Source ($ / MWh)
Generated energy	Between 3,960 and 6,929	3,462	27,691
Operated energy	1,378	1,378	-

In the case of thermal generators, the remuneration for generated energy depends on the type of fuel. Furthermore, it is worth highlighting that if the dispatched unit operates outside its optimal dispatch, the remuneration for generated energy is recognized at 60% of the installed net capacity, irrespective of the energy delivered by the unit.

The remuneration for operated energy corresponds with the grid’s optimal dispatch; however, the current resolution does not indicate the consequence if this is not the case. Likewise, in the case of pumped hydropower plants, both the generated energy and that used for pumping are considered. Additionally, if it operates as a synchronous condenser, $986/MVAr is recognized in addition to the price for the energy operated.

Energy generated from non-conventional energy sources (including wind energy) has a remuneration equivalent to the integration of the hours of the month at a price of $ 29,951/MWh. This remuneration is reduced to 50% in the case of energy generated prior to the commercial commissioning by the Agency in Charge of Dispatch.

2.2.4.3 Additional remuneration

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

2.2.4.4 Remuneration for CC

SE Resolution No. 59/23 established a regime allowing for the execution of availability and efficiency improvement agreements with CAMMESA for the adhered CC owners.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The agreements imply an availability commitment of 85% of the net power for a maximum term of 5 years, a US$ 2,000/MW-month remuneration for the power capacity made available, and the dollarization of the energy price based on the fuel used (US$ 3.5/MWh in the case of natural gas and US$ 6.1/MWh in the case of fuel oil and gas oil). Additionally, for generators with availability commitments in the spot market, it implies a 35% and 15% reduction in the remuneration to be received for the guaranteed power capacity for the summer-winter and autumn-spring periods, respectively.

The Company executed agreements with CAMMESA for its CTLL and GTGEBA power plants’ CC. Additionally, CTB executed an agreement with CAMMESA for its open cycle’s GT units. The mentioned agreements are effective from March 1, 2023 to February 29, 2028.

2.2.4.5 Additional, complementary and exceptional remuneration for thermal generation

Regarding power generation, SE Resolution No. 294/24 incorporated a scheme recognizing an additional, complementary and exceptional remuneration to promote thermal generation plants’ availability in critical months and hours, effective from December 2024 to March 2026. This additional remuneration may be extended by the SE’s Under-secretariat of Electric Power for an additional 12-month period subject to the presentation of a maintenance program for each generation unit.

The remuneration scheme implies (i) a US$ 2,000/MW-month remuneration for power capacity, adjusted by a criticality factor that considers the node where the generation unit is located, and by the unit’s actual availability in the most critical hours, and a 50% of such remuneration for the power capacity exceeding the committed one; and (ii) a remuneration for the energy generated in the most critical days and hours, also adjusted by the criticality factor, ranging from US$ 3.4/MWh to US$ 10.5/MWh depending on the fuel and the generation technology used.

On its part, CAMMESA must implement an exceptional dispatch procedure allowing for the strategic use of the power generation units to reduce the risks of supply restrictions during peak consumption periods, including the possibility of reserving the dispatch of the remaining operating hours of units nearing the end of their useful life to leverage their use during the SADI’s peak demand times.

Under this regulation, the Company adhered to the call and formalized availability agreements for the energy of its thermal power plants CPB, CTG, Piquirenda, CTLL, CTGEBA and Ecoenergía not committed under other regimes.

2.2.4.6 Suspension of contracts within the MAT

As of December 31, 2024, the suspension of contracts within the MAT (excluding those derived from a differential remuneration scheme) remained in effect.

Subsequently, SE Resolution No. 21/25 introduced regulatory amendments (see Note 23).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.5 Fuel supply for thermal power plants

Pursuant to Ministry of Productive Development’s Resolution No. 12/19, the supply of fuels for power generation is centralized in CAMMESA (except for generators under the Energy Plus scheme or with contracts under SE Resolution No. 287/17).

Likewise, as a result of GasAr Plan’s implementation (see Note 2.1.2.1), SE Resolution No. 354/20 established a new dispatch order for generation units based on the fuel supplied for their operation according to a centralized dispatch scheme, and established that the electricity demand should bear, among others, the regulated transportation costs, the cost of natural gas and the corresponding take-or-pay obligations.

On its part, generating agents that maintained the possibility of contracting their fuel supply (i.e., agents under the Energy Plus program or with contracts under SE Resolution No. 287/17) could opt into CAMMESA’s unified dispatch through the operational assignment of the contracted gas and firm transportation volumes and the waiver to file claims regarding the application of SE Resolution No. 354/20, which impacts on the assigned priority order.

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

It is worth highlighting that SE Resolution No. 21/25 abrogates the above-mentioned dispatch scheme (see Note 23).

2.2.6 Payment agreement with CAMMESA

On May 27, 2024, an agreement was entered into with CAMMESA instrumenting the exceptional, transitional and unique payment system established in SE Resolution No. 58/24 for the balance of WEM’s unpaid economic transactions. Thus, the December 2023 and January 2024 transactions were canceled through the delivery of government securities (BONO USD 2038 L.A.); whereas the February 2024 transaction was paid in cash with funds available in CAMMESA and transfers made by the Federal Government. In all cases, payments were made without recognizing interest. The Company received Bonds for $ 73,776 million FV (US$ 82.6 million) and $ 51,473 million in cash (US$ 57.8 million), and recorded a $ 46,485 million (US$ 53.5 million) impairment in CAMMESA’s receivables considering the received instrument’s market value and the non-recognition of interest under the described cancellation methodology.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.3 Gas Transportation

2.3.1 TGS’s Tariff situation

PEN Executive Order No. 55/23 dated December 16, 2023 declared the emergency of the national energy sector until December 31, 2024, date which was postponed until July 9, 2025 under PEN Executive Order No. 1,023/24 dated November 19, 2024. Among other issues, it: (i) launches the Five-Year Tariff Review (“FTR”) process, (ii) establishes ENARGAS’ intervention as from January 1, 2024, and (iii) instructs the SE to issue the necessary rules and procedures to pass market prices for the natural gas transmission utility. PEN Executive Order No. 1,023/24 provides that tariff schemes resulting from the tariff review launched under PEN Executive Order 55/23 must not exceed July 9, 2025.

On March 26, 2024, TGS entered into the 2024 transitional agreement (“RTT24”) with ENARGAS, which established a transitional 675% update in natural gas transportation tariffs. This tariff increase entered into effect on April 3, 2024, following the publication of ENARGAS Resolution No. 112/24 in the BO. Under this Resolution, as from May 2024 and until the FTR process’ completion, tariffs would be adjusted monthly by a transitional update index.

However, on May 9, June 5 and July 1, 2024, ENARGAS informed the licensees of the natural gas transportation and distribution utility of the postponement of the above-mentioned monthly tariff adjustment for the months of May, June and July 2024, maintaining tariff schemes in force as from April 3, 2024. Furthermore, ENARGAS communicated the replacement of the tariff update index based on the expected inflation to be estimated by the Ministry of Economy.

Subsequently, effective as from August 1, September 2, October 1, November 4, December 4, 2024, January 1 and February 1, 2025, ENARGAS published new transitional tariff charts with 4%, 1%, 2.7%, 3.5%, 3%, 2.5% and 1.5% increases, respectively, over the current tariffs.

It is worth highlighting that the operation of gas pipelines by TGS requires a high level of investments related to the service’s quality, safety and reliability. This is why it is important to determine the tariff for the public natural gas transportation service on the basis of an economic, prudent and efficient operation, allowing for deriving sufficient income to provide a sustainable, safe and reliable service.

Within the framework of the FTR process, on February 6, 2025 a public hearing was held to consider, among other issues, the FTR and the periodic update methodology for gas transportation and distribution tariffs. TGS presented, among others, its costs and investment plan for the five-year period 2025-2030, the capital base, a proposed WACC of 9.98% real after taxes, requested a tariff increase of 22.7% with respect to the rates in force as of January 2025, and presented alternative tariff adjustment methodologies (IPIM or formula). On the other side, the ENARGAS proposed the application of a 7.18% real after taxes WACC and a periodic tariff adjustment (50% CPI and 50% IPIM).

As of the date of issuance of these Consolidated Financial Statements, the resolution providing for the FTR’s conclusion, granting the corresponding tariff update and providing the framework for the development of the natural gas transportation activity over the 2025-2030 five-year period has not been issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.3.2 License extension request

On September 8, 2023, TGS submitted a request to ENARGAS to initiate a license term extension proceeding, for the provision of the gas transportation service contemplating all the scopes of the license approved by Executive Order No. 2,458/92, as of the expiration that will operate on December 28, 2027.

On June 13, 2024, ENARGAS issued a technical and legal report indicating that TGS has amply complied with its obligations under the License. This report allows the ENARGAS comptroller, after the non-binding public hearing held on October 21, 2024, to issue its recommendation report to be submitted to the PEN, which in turn could issue the executive order granting the License’s 20-year extension within 120 working days.

As of the date of issuance of these Consolidated Financial Statements, the PEN executive order granting the extension is pending issuance, which is expected to be issued during the first half of 2025, after giving intervention to the different public bodies.

2.3.3 Regulatory framework of the segment of Production and Commercialization of Liquids

2.3.3.1 Domestic market

The production and commercialization of liquids segment is not subject to regulation by ENARGAS. However, over recent years, the Argentine Government enacted regulations which significantly impacted it.

LPG domestic sales prices are impacted by the provisions of Law No. 26,020 "Regime of the industry and commercialization of liquefied petroleum gas" and the Argentine Government through the public office in charge, that set forth LPG minimum volumes to be sold in the local market in order to guarantee domestic supply. In this context, TGS sells the production of propane and butane to fractionators at prices determined semiannually.

Decree No. 470/15, regulated by SE Resolution No. 49/15, created the “Household Plan” and sets a maximum reference price for the members of the commercialization chain in order to guarantee the supply to low-income residential users, by committing the LPG producers to supply at a fixed price with a quota assigned to each producer.

TGS has filed various administrative and judicial claims challenging the general regulations of the program, as well as the administrative acts that determine the volumes of butane that must be sold in the domestic market, in order to safeguard its economic-financial situation and thus, preventing that this situation does not extend over time.

As from January 24, 2025, SE Resolution No. 15/25 eliminates the maximum sales price set for the products provided under the Household Plan (being the export parity price published by the SE under Law No. 26,020 the limit sale price). Moreover, although this resolution maintains LPG producers’ obligation to supply the domestic market, it eliminates the previously effective product supply contributions.

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

As of December 31, 2024, the Argentine Government owes TGS $ 10,881 million under these items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.3.3.2 Foreign market

The rate applicable to the export duties for certain gas and oil derivatives, including the products produced and exported by TGS, is 8%.

During 2024, TGS participated in the Export Increase Program (see Note 2.6.4).

2.4 Transmission

2.4.1 Transener and Transba tariff situation

PEN Executive Order No. 55/23, dated December 16, 2023, declared the emergency in the national energy sector until December 31, 2024, date extended until July 9, 2025 by PEN Decree No. 1,023/24 of November 19, 2024. Among other issues, it is established (i) the launching of the tariff review process in accordance Article 43 of Law No. 24,065 for public electricity distribution and transmission companies under federal jurisdiction and (ii) that the entry into force of the resulting tariff schedules could not exceed July 9, 2025.

Through ENRE Resolutions No. 104/24 and No.105/24, hourly remuneration values effective as from February 19, 2024 (date of publication in the BO) were established, which represented an increase of 179.7% and 191.1% compared to the values in force since November 2023 for Transener S.A. and Transba S.A., respectively. Furthermore, the tariff update formula to be applied monthly as from May 2024 was determined.

However, by instruction of the Ministry of Economy, on May 9, June 11 and July 2, 2024, the ENRE informed Transener S.A. and Transba S.A. of the suspension of the tariff update planned for the months of May, June and July 2024, and modified the update mechanism with a formula based on the inflation projected for the July-December 2024 semester. These measures were emphatically rejected by both companies due to the great impact on the income necessary to render the service, the uncertainty on the methodology and the lack of definition on the source of the involved indexes, and they requested the ENRE to take all the necessary measures to restore income.

Subsequently, effective as from August 1, September 1, October 1, November 1, December 1, 2024, and January 1 and February 1, 2025, the ENRE determined hourly remuneration values, establishing 6%, 6%, 2.7%, 6%, 5%, 4% and 4% increases over effective values for Transener S.A. and Transba S.A.

Moreover, on April 15, 2024, ENRE Resolution No. 223/24 approved the “Program for the tariff review of electric power transmission in 2024”, which set the criteria and methodology for the five-year tariff review process to be taken into consideration by transmission companies when submitting their tariff proposal applicable as from January 1, 2025. In this sense, the information on the capital base, historical costs, property, plant and equipment, status of easements and existing facilities was submitted to the ENRE in due time and form before May 17, 2024, whereas the projected information on costs, investments and required annual remuneration was sent to the ENRE on September 16, 2024.

On August 21, 2024, ENRE Resolution No. 554/24 set the high-voltage and main electricity distribution utility concessionaires’ return rate for the 2025-2029 period at 10.14% after taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On October 3, 2024, ENRE Resolution No. 706/24 launched the procedure for determining the remuneration of independent transmission companies, to be applied as of January 1, 2025, including Transener S.A., as operator of the Fourth Line and the Choele Choel - Pto. Madryn Interconnection, and Transba S.A., for the Transportista Independiente de Buenos Aires (TIBA)’s facilities.

Subsequently, ENRE Resolutions No. 5/25 and No. 7/25 dated January 7, 2025 modified the schedule, contemplating the submission of the required annual remuneration before January 20, 2025 and the entry into effect of the resulting tariff schemes by April 1, 2025.

Besides, on January 10, 2025, ENRE Resolution No. 28/25 modified the high-voltage and main electricity distribution utility concessionaires’ return rate defined by ENRE Resolution No. 554/24 to 6.10% after taxes. Transener S.A. and Transba S.A. will file the corresponding appeal for reconsideration since the reasonable profitability requirement mandated by Law No. 24,065 is not complied with. In this sense, and according to the modified tariff review schedule, on January 20, 2025, Transener S.A. and Transba S.A. ratified their required tariffs, considering a 10.14% profitability rate.

Finally, on January 21 and 28, 2025, ENRE Resolutions No. 74/25 and No. 80/25 called for a Public Hearing on the tariff proposals submitted by Transmission Companies and Independent Transmission Companies, to be held on February 25 and 26, 2025, respectively.

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

All foreign currency demand transactions in the MLC require BCRA’s prior authorization, with certain exceptions, such as: (i) in case of an affidavit stating that all foreign currency holdings in the country are deposited in local financial entities and that there are no liquid foreign assets available for an amount greater than US$ 100,000; (ii) in case of deferred payment of certain imports of goods with customs entry registration; (iii) in case of payment of services rendered by non-residents; (iv) in case of an affidavit stating that, on the date of access to the MLC and in the previous 90 days, certain sale, exchange or securities transfer transactions were not entered into, with the commitment not to enter into such transactions during the 90 days following the request for access to the MLC.

In addition, the BCRA imposes, in certain circumstances, the obligation to enter and settle funds received abroad within 20 business days from collection or receipt.

It is worth highlighting that the detailed information does not list all possibly applicable exchange regulations; for more information on Argentina’s exchange rate policies, please visit the Central Bank’s website: www.bcra.gov.ar.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.6 Tax regulations

2.6.1 Income tax

2.6.1.1 Income tax rate

Law No. 27,630, effective in Argentina for fiscal years beginning on or after January 1, 2021, established a tiered rate scheme of 25%, 30% and 35% and, if applicable, a flat tax depending on the level of annual net taxable income.

The income tax rates used at year-end in Argentina, Ecuador, Bolivia, Uruguay and Chile are 35%, 25%, 25%, 25% and 27%, respectively. A 3% surcharge on income tax will be added in Ecuador when the shareholder is an entity incorporated in a jurisdiction considered a tax haven under Ecuadorian law.

In Uruguay, effective January 1, 2023, the Income Tax on Economic Activities (IRAE) includes as Uruguayan-source income certain passive income obtained by entities making up multinational groups and considered non-qualified.

2.6.1.2 Tax on dividends

Law No. 27,430 and modifications introduced by Law No. 27,541 and Law No. 27,630, established a 7% tax on dividends derived from earnings accrued during fiscal years beginning as from January 1, 2018, which be distributed by Argentine companies to individuals, undivided estates or beneficiaries residing abroad.

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018, in Argentina, will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

In Bolivia, payments of Bolivian-source income made to foreign beneficiaries are subject to a 12.5% withholding tax on the profits of the foreign beneficiary companies.

In Ecuador, effective January 1, 2020, dividends distributed to foreign shareholders are subject to a 10% withholding tax.

In Chile, dividend payments to non-residents are subject to a 35% withholding tax.

In Uruguay, dividends distributed by IRAE taxpayers are taxed —until the concurrence of the net income taxed by IRAE—, at a general 7% rate, while the amount of a company’s taxable income that remains undistributed after 3 fiscal years is treated as a deemed distribution and is subject to the 7% dividend tax.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

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

2.6.3 Tax for an Inclusive and Caring Argentina (Impuesto Para una Argentina Inclusiva y Solidaria, “PAIS”) for import and foreign service procurement transactions

PEN Executive Order No. 377/23, dated July 24, 2023, extended the application of the PAIS tax to the acquisition of services abroad and import transactions for certain goods, exempting the following goods associated with the energy sector under SE Resolutions No. 671/23, 714/23, 824/23 and 955/23: (i) liquid fuels, natural gas and electricity;; (ii) goods destined for the construction and commissioning of the Perito Francisco Pascasio Moreno Gas Pipeline, the Northern gas pipeline reversal project and works making up the Gas Pipelines System Program; (iii) goods destined for power generation works with or without foreign financing for the payment of imports; (iv) goods for works and maintenance of renewable energy generation projects, including PEPE II through IV wind farms, PE Arauco and PEPE VI; and (v) maintenance and construction works at thermal and hydroelectric power plants, including the Company’s assets.

For non-exempted goods and services, AFIP Resolution No. 5,393/23, dated July 25, 2023, provided for an advance payment offsetable against the PAIS tax equivalent to 95% of the total final tax payable for certain goods and merchandise. This advance payment had to be paid by the importer when declaring the import’s intended use. The PAIS tax’s remaining 5% balance had to be paid when accessing the MLC to make the payment abroad, with the intervening bank acting as collection and settlement agent.

The application of the PAIS tax on the acquisition of services abroad and non-exempted import operations ceased to be in force as of December 23, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.6.4 Export Increase Program

On October 3, 2023, SE Resolution No. 808/23 temporarily included the products sold by the Company, among other exports, under the Export Increase Program created by PEN Executive Order No. 576/22.

Consequently, a certain minimum percentage of the value of exports in foreign currency had to be entered and settled in the MLC, and the remaining percentage could be settled in pesos through the purchase of marketable securities for exports settled during the periods established by the regulations.

Finally, PEN Executive Order No. 28/23 established, as from December 13, 2023, the entry and settlement of at least 80% of the value of foreign currency exports.

2.6.5 Other regimes

Law No. 27,742 created the RIGI, which grants tax, customs and exchange benefits for projects involving investments in long-term assets according to a determined amount per productive sector (from US$ 200 to US$ 600 million) or if the investments qualify as a long-term strategic export project (US$ 2 billion) aiming to encourage major domestic and foreign investments, promote the competitiveness of economic sectors, generate predictability and certainty conditions, increase goods and services exports, advance job creation and further the development of local production chains.

Additionally, Law No. 27,743, “Palliative and Relevant Tax Measures Act”, enacted on July 8, 2024, establishes an Exceptional Tax, Customs and Social Security Obligations Regularization Regime for obligations due as of March 31, 2024, establishing the reduction of compensatory interest depending on the time and form of adhesion, the total remission of fines and the discharge of criminal penalties that may apply to such obligations. It is worth highlighting that, during the third quarter of 2024, the Company paid $ 901 million, including items under discussion with tax authorities, within the framework of the above-mentioned regularization regime.

NOTE 3: BASIS OF PREPARATION

These Consolidated Financial Statements have been prepared in accordance with IFRS´ Accounting Standards issued by IASB, are expressed in million dollars and were approved for their issuance by the Board of Directors on March 5, 2025. Significant accounting policies adopted in the preparation of these Consolidated Financial Statements are described in Note 4, which have been consistently applied.

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

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these Consolidated Financial Statements are explained below.

Pursuant to CNV General Resolution No. 972/23, the early application of IFRS´ Accounting Standards and/or their amendments is not allowed, unless specifically allowed at the time of adoption.

As of December 31, 2024, the Company has not opted for the early application of IFRS´ Accounting Standards and/or its amendments.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2024 and adopted by the Company

The Company has applied the following standards and/or amendments for the first time as of January 1, 2024:

-	IAS 1 - “Presentation of financial statements” (amended in January 2020 and October 2022)
-	IFRS 16 - “Leases” (amended in September 2022)
-	IAS 7 - “Statement of Cash Flows” and IFRS 7 - “Financial Instruments - Disclosures” (amended in May 2023)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2 New standards, amendments and interpretations issued by the IASB not yet effective and which have not been early adopted by the Company

As of December 31, 2024, the Company has not early applied the following standards and/or amendments:

-  IAS 21 - “Effects of Changes in Foreign Exchange Rates”: amended in August 2023. It incorporates the accounting treatment in case of lack of currency exchangeability, establishing the guidelines for estimating the exchange rate to reflect the rate at which each transaction would take place at the measurement date under the prevailing economic conditions. The amendments apply to fiscal years starting on or after January 1, 2025, allowing for early adoption. The Company estimates that its application will not impact the results of operations or the Company’s financial position; however, it continues to monitor the exchange rate environment.

-  IFRS 18 - “Presentation and Disclosures in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information faithfully representing an entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of revenues and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of performance measures defined by management. The standard is applicable retroactively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The Company is currently analyzing the disclosure impact in the financial statements in relation to the application of the standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

-  IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in April 2024. It allows for reduced disclosures for entities without public accountability which are subsidiaries of an entity that prepares consolidated financial statements available for public use and comply with IFRS accounting standards. The standard is applicable for periods beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-  IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures”: in May 2024, the application guidance for IFRS 9 is modified and disclosure requirements are incorporated into IFRS 7. In particular, it incorporates the option to consider the derecognition of a financial liability before its settlement in case of issuance of electronic payment instructions meeting certain requirements, and incorporates disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and instruments at amortized cost or fair value through other comprehensive income. The amendments apply to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-  IMPROVEMENTS TO IFRS - Volume 11: in July 2024, minor amendments are incorporated into IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. The amendments are applicable to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the amendments will not have an impact on the Company’s operating results or financial position.

-  IFRS 9 and IFRS 7 “Financial Instruments and Disclosures”: in December 2024, IFRS 9 is amended and disclosure requirements are incorporated into IFRS 7 concerning nature-dependent electricity purchase agreements. In particular, it allows for exemption from registration at fair value for entities that are net buyers of electricity during the contracts; and makes designation as a hedging instrument more flexible for contracts not meeting the requirements for the above-mentioned exemption. The amendments are applicable to fiscal years beginning on or after Friday, January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.3.3 Group entities’ translation into functional currency

The results and financial position of subsidiaries, joint ventures and associates whose functional currency is the Argentine Peso, a currency of a hyperinflationary economy, are translated into the Company’s functional currency using the year-end exchange rate. The results generated by the application of the IAS 29 adjustment mechanism for hyperinflationary economies on the opening equity measured in functional currency are recognized under “Other comprehensive income”.

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

4.4 Consolidation and participation in companies

4.4.1 Subsidiaries

The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and ceases consolidation of entities from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. Thus, identifiable assets acquired and liabilities and contingent liabilities assumed are recognized at their fair value at the acquisition date and the non-controlling interest at the proportional interest in the amounts of the identifiable net assets. The excess consideration transferred over the above-mentioned fair value is recognized as goodwill under Intangible Assets and the shortfall as gain on purchase in profit or loss for the period.

If the business combination is completed in stages, the carrying amount of the previous interest in the acquiree is measured at fair value at the acquisition date. Any gain or loss arising from such measurement is recognized in profit or loss.

Intercompany transactions, balances and unrealized gains and losses on transactions between Group entities are eliminated. Accounting policies of subsidiaries have been changed when necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Comprehensive Income and Consolidated Statement of Changes in Equity respectively. The Company concluded that there are no significant minority shareholdings that require additional disclosures.

4.4.2 Joint operations

The Company recognizes its direct right to the assets, liabilities, incomes and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, incomes and expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.4.3 Associates and joint businesses

Interests in associates and joint ventures are accounted for using the equity method, after initial recognition at cost. Under this method, investments are adjusted for post-acquisition changes to recognize the Group’s share of the profit or loss for the period and other comprehensive income of each investee.

At the time of acquisition, any difference between the cost of the investment and the Company’s share of the net fair value of the identifiable assets and liabilities in an associate or joint business is recorded as follows: (i) goodwill is included in the carrying amount of the investee and is not amortized; and (ii) any excess of the net fair value over cost is recorded as income for the determination of the Company’s share in the investee’s results.

Unrealized gains and losses on transactions between the Group and its associates and joint businesses are eliminated to the extent of the Group’s interest in these entities. Accounting policies of investees have been modified where necessary to ensure consistency with the accounting policies adopted by the Group.

The carrying amount of investments is reviewed for impairment following the policy described in Note 4.8.

4.5 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive committee.

The Executive Committee, is the highest decision-making authority, is the body responsible for allocating resources and setting the performance of the entity’s operating segments and has been identified as the body executing the Company’s strategic decisions.

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

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. (see Note 4.8).

Any gain or loss generated by the disposal of an asset is charged or credited to income for the period in which the asset is derecognized.

4.6.1 Oil and gas exploration assets

The Company uses the successful efforts method to account for operations related to oil and gas exploration and production activities. Under this method, the following are capitalized: i) the costs of acquiring properties in oil and gas production and exploration areas; ii) the costs of drilling and equipping exploratory wells that result in the discovery of economically exploitable reserves; iii) the costs of drilling and equipping development wells and; iv) the estimated future costs of abandonment and plugging of wells.

Exploration costs, excluding the costs of exploratory wells, are charged to income during the period in which they are incurred. The exploratory wells’ drilling costs are capitalized until it is determined whether there are proven reserves justifying their commercial development. If no such reserves are found, the drilling costs are charged to income. Occasionally, an exploratory well may determine the existence of reserves, but such reserves may not be classified as proved when drilling is completed, in which case, such costs continue to be capitalized to the extent that the well encounters sufficient reserves to justify its completion as a producing well and the company makes sufficient progress in the economic and operational evaluation of the project’s viability.

4.6.2 Depreciation methods and useful lives

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

The depreciation method is reviewed and, if appropriate, adjusted at the end of each year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.6.3 Asset retirement obligations and wind turbines decommissioning

Estimated future costs of asset retirement obligations on well abandonment in oil and gas areas and wind turbines decommissioning, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognised. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in profit or loss.

4.7 Intangible assets

4.7.1 Goodwill

Goodwill is the result of business combinations (See Note 4.4.1) and do not depreciate.

For impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the CGU or group of CGU that are expected to benefit from the synergies of the combination.

4.7.2 Concession arrangements

Corresponding to the Diamante and Nihuiles hydroelectric concessions, they are recorded at cost less amortization and any accumulated impairment losses. Amortization is calculated by the straight-line method according to the useful life, which corresponds to the term of each concession agreement.

4.7.3 Identified intangible assets in acquired investments

Corresponds to intangible assets identified in the moment of the acquisition of companies that meet the criteria established for capitalization less depreciation and less any accumulated impairment. They are amortized by the straight-line method according to the useful life of each asset.

4.7.4 Digital Assets

The Company accounts for digital assets (cryptocurrencies) as intangible assets with indefinite useful life, they are recognised at acquisition cost less any accumulated impairment.

4.8 Impairment of non-financial long-lived assets

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Non-financial long-lived assets, other than goodwill, that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

4.9 Leases

In leases where the Company acts as a Lessor (Note 19.1), a right-of-use asset and a lease liability are recognized on the date on which the leased asset is available for use by the Company.

The lease liability at inception corresponds to the value of the unpaid lease payments discounted using the Company’s incremental borrowing rate. The finance cost is charged to income over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period. The lease liability is included within “Trade and other payables”.

The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability considering advances net of incentives received, initial direct costs and estimated expenditures to dismantle or restore the underlying asset, if applicable. Right-of-use assets are depreciated using the straight-line method over the asset’s useful life or, if shorter, during the term of the lease.

The Company recognizes short-term lease payments (up to 12 months) and leases in which the underlying asset is a low-value asset (IT equipment and office supplies) as an expense using the straight-line method over the term of the lease.

Leases in which the Company, as a lessor, has transferred all risks and rewards incidental to ownership are classified as financial leases (Note 19.2.1). Financial leases are recognized at the beginning of the lease at the fair value of the leased property or, if lower, the present value of the minimum lease payments to be received. The corresponding lease rights, net of financial charges, are included in “Trade and other receivables”. Financial income is recognized as a profit over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period.

Leases in which the Company, as a lessor, has retained a significant portion of the risks and rewards of ownership are classified as operating leases. Revenues from associated leases are recognized in income on a straight-line basis over the term of the lease (Note 19.2.2). The respective leased assets are included in the Consolidated Statement of Financial Position in view of their nature.

4.10 Financial instruments

Based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics, the Group classifies its financial assets in the following categories:

(i)	Financial assets that are subsequently measured at fair value through profit or loss: they are initially recognized at fair value, transaction costs incurred are expensed and changes in fair value are recognized in “Financial results” in the statement of comprehensive income; and

(ii)	Financial assets that are subsequently measured at amortized cost: they are initially recognized at fair value plus costs directly attributable to the acquisition of instruments, and are subsequently measured at amortized cost using the effective interest rate method less any impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Conventional purchases and sales of financial assets are recorded on the settlement date.

The Company subsequently measures all investments in equity instruments at fair value through profit or loss. Dividends from these investments are recognized in the income statement.

The company reclassifies financial assets when and only when it changes its business model for managing those financial assets.

Financial assets are derecognized when contractual rights to the cash flows from the assets have expired or been transferred, and the Company has substantially transferred all risks and rewards of asset ownership.

Financial liabilities are initially recognized at fair value less transaction costs incurred and are subsequently measured at amortized cost using the effective interest rate method.

If a debt contract is amended or swapped, the Company records the cancellation of the original liability, and recognizes a new financial liability if the new conditions are substantially different from the original ones. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

General and specific borrowing costs that are directly attributable to the acquisition, construction or assembly of an asset that necessarily requires a substantial or prolonged period to prepare for its intended use are capitalized during that period. The returns from the temporary investment of funds from specific borrowings pending disbursement in eligible assets are deducted from the borrowing costs for capitalization.

Any other borrowing costs are recorded in the income statement for the period in which they are incurred under “Financial results” in the statement of comprehensive income.

Financial liabilities are derecognized in the event of extinction, that is, when the obligation has been paid, canceled or has expired.

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts, and there is an intention to pay on a net basis, or to realize the asset and settle the liability simultaneously.

4.10.1 Impairment of financial assets

The Company assesses the expected credit losses related to its financial instruments at amortized cost.

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

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

When applicable, provisions for impairment on tax credits have been recognised based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

4.10.2 Derivative financial instruments and hedging accounts

Derivative financial instruments are recorded at their fair value, determined on the basis of the cash value to be collected or payable required to settle the instrument at the measurement date, net of advances collected or paid. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Company has not formally designated financial instruments as hedging instruments.

4.11 Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to Petrochemicals, Oil and Gas and Generation.

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average price method and includes expenditure incurred in purchases and production and other necessary costs to bring them to their existing location and condition. In case of manufactured products and production in process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack). The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The Company has classified materials and spare parts into current and non-current, depending on the timing in which they are expected to be used for replacement or improvement on existing assets. The portion of materials and spare parts for maintenance or improvements on existing assets, is exposed under the heading “Property, plant and equipment”.

4.12 Non-current assets (or disposal group) held for sale and discontinued operations

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

Non-current assets are not depreciated while they are classified as held for sale but interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets or group of assets classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet. These assets and liabilities are not offset.

If it is a discontinued operation; a single amount is disclosed in the statement of comprehensive income, which shows results of discontinued operations, net of tax, including the result for the valuation at fair value less cost of sales or asset disposal costs, if applicable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.13 Cash and cash equivalents

Corresponds to cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. If any, bank overdrafts are shown within borrowings in current liabilities, and there are not disclosed under Cash and cash equivalents in the Consolidated Statement of Cash Flows since they are not part of the Company’s cash management.

4.14 Shareholder´s equity

Equity’s movements accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

All equity accounts were restated in terms of the current measurement unit until the functional currency changeover date (January 1, 2019). The adjustment resulting from the restatement of the accounts Share capital and Treasury shares held until December 31, 2018 is disclosed in the Comprehensive share capital adjustment and Comprehensive treasury shares adjustment lines, respectively.

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value.

Share premium includes:

(i)	The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.
(ii)	The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control; and
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

The voluntary reserve corresponds to retained earnings as allocated by the Shareholders’ Meeting.

Other reserves correspond to the result of transactions with non-controlling interests that do not result in a loss of control and reserves for stock compensation plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Retained earnings comprise the profit or loss of the year, the prior year’s retained and undistributed earnings, those transferred from other comprehensive income, prior years’ adjustments by application of IFRS’ Accounting Standards and translation differences appropriated to retained earnings in accordance with the policy described in Note 4.3.4

Other comprehensive income includes gains and losses from the remeasurement process of foreign operations and the translation differences which are not classified and directly accumulated in retained earnings pursuant to the policy described in Note 4.3.4 and actuarial gains and losses for defined benefit plans and the related tax effect.

The distribution of dividends to the Company’s shareholders is recognized as a liability in the year in which the dividends are approved by the Shareholders’ Meeting. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements, which are presented in pesos, the legal currency in Argentina, pursuant to regulatory requirements.

4.15 Compensation plans

4.15.1 Compensations payable in cash:

Corresponds to compensation agreements – senior management: fixed compensation and annual, variable and contingent long-term compensation established based on the Company’s annual market value appreciation, with a payment cap calculated over the Company’s adjusted operating income. Any analogous compensation paid to senior managers is deducted from the compensation amount.

The reasonable value of the received services is measured through a share appreciation estimate using the Monte Carlo simulation model. The fair value of the amount payable is accrued and acknowledged as an expense, with the corresponding increase in liabilities. Liabilities are revalued on each balance sheet date. Any change in the fair value of liabilities is disclosed under profit or loss.

4.15.2 Compensations payable in shares:

Corresponds to stock compensation plan by which certain officers and other key staff receive a certain number of the Company’s shares.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.16 Defined benefit plans

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

4.17 Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Company has a present obligation as a result of a past event, an outflow of resources will probably be required to settle it, and a reliable estimate of the amount can be made. They are measured at the present value of the disbursements expected to settle the obligation, taking into account the best information available at the date of preparation of the financial statements, based on assumptions and methods considered appropriate and taking into consideration the opinion of the Company’s legal advisors. Estimates are reviewed and adjusted periodically as additional information is obtained by the Company. The increase in provisions generated by the passage of time is recognized within other financial results.

Contingent liabilities are possible obligations, arising from past events, which existence is subject to the occurrence of uncertain future events not wholly within the control of the Company; or present obligations for which settlement an outflow of resources is not likely to be required or which amount cannot be measured with sufficient reliability. They are not recognized, but information regarding the nature of material contingent liabilities is disclosed in the note.

Contingent liabilities for which the possibility of an eventual outflow of resources for settlement is remote are not disclosed, unless they involve guarantees.

Contingent assets are assets of a possible nature, arising from past events, which existence will be confirmed only by the occurrence or non-occurrence of uncertain future events, which are not entirely within the control of the Company. They are not recognized, but information regarding the nature of material contingent assets is disclosed in the note when the inflow of related economic benefits is deemed probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.18 Revenue from contracts with customers

4.18.1 Oil and gas segment

The Company recognizes revenue from the sale of oil and gas to third parties or other segments when control of the product is transferred, that is, at the output of each area, when the oil and gas is delivered to the carrier and to the extent there is no unfulfilled obligation that may affect the acceptance of the product by the purchaser. Revenues from these sales are recognized based on the price per product specified in each contract, to the extent that it is highly probable that there will be no significant reversal.

Revenues are not adjusted for the effect of financing components as sales are made with an average term of 45 days, in line with market practice.

4.18.2 Generation segment

4.18.2.1 Revenues from the sale of energy to the spot market

The Company recognizes revenues for: i) monthly power capacity availability as the different plants are available to generate, ii) generated energy, operated energy and energy generated during peak hours, when the effective delivery of energy occurs, based on the price applicable according to each plant’s technology. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 42 days, in line with market practice.

4.18.2.2 Revenues from contracts with CAMMESA

The Company recognizes revenues from supply contracts with CAMMESA for: i) monthly power capacity availability, if applicable, as the different plants are available to generate and ii) generated energy when the energy is actually delivered, based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 42 days, in line with market practice.

4.18.2.3 Revenues from contracts with the MAT

The Company recognizes revenues from the sale of energy plus and renewable energy upon actual delivery of the energy at the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 30 days, in line with market practice.

4.18.3 Petrochemical segment

The Company recognizes revenues from the sale of petrochemical products, whether in local or foreign markets, when the control of the product is transferred, that is, when the products are delivered to the client and there is no unfulfilled obligation that could affect the acceptance of the product by the client. The delivery, as established in each contract, is occurs:

(i)	when the products are dispatched and transported by and in charge of the client, or,
(ii)	when the products have been dispatched by the Company to a specific location, the obsolescence risks and loss have been transferred to the client, and the client has accepted the, or when the Company has objective evidence that all acceptance criteria have been met.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Revenues from these sales are recognised based on the price specified in each contract, to the extent that it is highly probable that a significant reversal will not occur. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 40 days, which is consistent with market practice.

4.18.4 Holding, Transportation and Others segment

The Company recognizes revenues from contracts with customers in relation to advisory services to related companies as services are rendered based on the price established in each agreement. Revenues are not adjusted for the effect of financing components, as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.19 Other Income

4.19.1 GasAr Plan

The Company recognizes price complement revenues under the GasAr Plan, with the actual delivery of the gas and based on the price established in the respective regulation, only to the extent that it is highly probable that no significant reversal will occur and that it is probable that the consideration will be received, that is, to the extent that the procedure defined by the Government is formally complied with.

These revenues fall within the scope of IAS 20 since they involve compensation as a consequence of the maintenance or increase in the committed production volume and are shown under the caption other operating income in the statement of comprehensive income. Furthermore, the associated fiscal costs are disclosed under other operating expenses in the consolidated statement of comprehensive income.

4.19.2 Interest

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

4.20 Income tax

The tax expenses for the year include current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

Deferred assets or liabilities are recognised on account of gains or losses from fiscal tax inflation which, pursuant to Law No. 27,541 and No 27,701, are deferred and accounted for in subsequent fiscal periods.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognised amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities are stated at their nominal value.

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

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: GROUP STRUCTURE

5.1 Corporate reorganization

On March 6, 2024 and April 29, 2024, the Boards of Directors and the Ordinary and Extraordinary General Shareholders’ Meetings of CISA, the Company and GASA approved the reorganization proceeding, under the terms of Section 82 and subsequent sections of the LGS and tax neutrality pursuant to Sections 80 and subsequent sections of the Income Tax Law (as amended 2019), for the spin-off of CISA’s equity and subsequent merger through absorption of a part of its spun-off equity into Pampa and the other part of its spun-off equity into GASA (“Reorganization Proceeding”).

The Reorganization Proceeding, effective January 1, 2024, entailed benefits for the involved companies and the entire economic group, since it allows for greater resource efficiency in financial information management and reduced costs on account of legal and tax advisory fees.

As of the date of issuance of these Consolidated Financial Statements, the Reorganization Proceeding has been approved by the CNV through Resolution RESFC-2024-22892-APN-DIR#CNV dated October 3, 2024 and is pending registration with the IGJ.

5.2 Acquisition of equity interests

5.2.1 Acquisition of additional stake in OCP and concession termination

The Company, through PEB, had an 34.08% equity stake in OCP, which in turn held the whole capital stock and voting rights of OCP SA, the licensee company of an oil pipeline in Ecuador with a transportation capacity of 450,000 barrels/day.

On January 16, 2024, the Company closed the transaction to acquire, through PEB, shares representing an additional 29.66% stake in OCP under the purchase and sale agreement entered into with Repsol OCP de Ecuador S.A. for a price of US$ 15 million. The closing of the transaction involved recognizing profits for US$ 5 million under IAS 28 and obtaining joint control in accordance with the shareholders' agreement.

Subsequently, on August 30, 2024, the transaction for the acquisition by the Company, through PEB, of the shares representing the remaining 36.26% stake in OCP was closed under the purchase and sale agreement entered into with PetroOriental OCP Holdings Ltd. for a price of US$ 22.9 million. The Company thus indirectly obtained control with a 100% stake in OCP’s capital stock and votes.

On the acquisition date, the Company determined the preliminary fair values of the assets acquired and liabilities assumed as of August 30, 2024 and recognized US$ 27.4 million profits to reflect the fair value of the 63.74% former equity interest in OCP and US$ 3.8 million profits from the acquisition since the transaction consisted of a business combination carried out in stages under IFRS 3.

The acquisition contributed to the group revenues from sales for US$ 39.4 million and net earnings for US$ 16.1 million for the August 31 - December 31, 2024 period.

If the acquisition had taken place on January 1, 2024, consolidated revenues from sales and income for the fiscal year ended December 31, 2024 would have been US$ 1,987.3 million and US$ 631.7 million, respectively. The pro forma information was calculated based on the Company and OCP’s results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The Company paid US$ 24 million for the acquisition of the additional interest and added a US$ 71 million balance of cash and cash equivalents, which is disclosed in the Consolidated Statement of Cash Flows under “Payment for acquisitions of companies” and “Cash addition for purchase of subsidiary” within investment activities.

It is worth highlighting that, pursuant to the terms of the concession authorization agreement, OCP has provided an operational guarantee and an environmental guarantee for a total amount of US$ 100 million, including surety bonds made by the Company as shareholder for US$ 84 million, which are disclosed in the line Security deposits under Other receivables in the Consolidated Statement of Financial Position.

Besides, OCP declared dividends for US$ 13.3 million on January 18, 2024, and repurchased a total of 5,740,902,124 own shares on January 22, 2024, for a unit price of US$ 0.01. Consequently, on January 22, 2024, the Company, through PEB, collected dividends in the amount of US$ 8.5 million, and on January 29, 2024, it received US$ 36.6 million on account of the share repurchase.

After successive extensions of the concession term granted to OCPSA by the Ministry of Energy and Mines of Ecuador during 2024 —which extended the term first until July 31, 2024, then until August 19, 2024 and lastly until November 30, 2024—, finally, on October 25, 2024, OCPSA was notified by the Vice Minister of Hydrocarbons of Ecuador of the Authorization Agreement’s termination on November 30, 2024.

Consequently, and pursuant to the authorization agreement, on November 30, 2024, OCP transferred the OCPSA’s shares to the Ecuadorian Government, also transferring all titles, rights and other interests on the oil pipeline, except for cash and cash equivalents for US$ 71 million, which were transferred to OCP prior to the termination date, and a receivable for US$ 4 million to be collected up to January 31, 2025 , which constitute excluded assets under the Authorization Agreement and the agreed procedures. As of the date of issuance of these Consolidated Financial Statements, the aforementioned receivable has not been collected.

During the month of February 2025, OCP received claims from the Ecuadorian Government for alleged compensable damages amounting to approximately US$ 50 million, which, according to the interpretation of OCP and its external legal advisors, are unfounded. In the event OCP and the Ecuadorian Government fail to reach a solution, the Authorization Agreement provides the dispute to be submitted to the jurisdiction and competence of ICSID to be resolved through arbitration. Finally, it should be noted that according to the interpretation of OCP and its advisors, there would be no legal basis for the guarantees to be executed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3 Interest in subsidiaries, associates and joint ventures

5.3.1 Subsidiaries information

Unless otherwise indicated, the country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2024	12.31.2023
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovables S.A.	Argentina	Generation	100.00%	100.00%
CISA (1)	Argentina	Trader & investment	-	100.00%
Ecuador Pipeline Holdings Limited	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Generation & Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP (2)	Gran Cayman	Investment	100.00%	34.08%
Pampa Ecuador Inc	Nevis	Investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU (3)	Uruguay	Gas transportation	-	51.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

(1)	See Note 5.1
(2)	See Note 5.2.1
(3)	Liquidated company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3.2 Information about investments in associates and joint ventures

The following table presents the main activity and financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of common shares, each granting the right to one vote:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the year	Equity	Direct and indirect participation %
Joint ventures
CIESA (1)	Investment	12.31.2024	1	183	1,104	50.00%
Citelec (2)	Investment	12.31.2024	1	36	316	50.00%
CTB	Generation	12.31.2024	8	(38)	459	50.00%

(1)	The Company holds a 50% interest in CIESA, a company that holds a 51% interest in TGS’s capital stock; therefore, the Company has a 25.50% indirect interest in TGS.

As of December 31, 2024, TGS’s common shares and ADR traded on the BCBA and NYSE were listed at $ 7,020.00 and US$ 29.27, respectively, giving Pampa’s holding an approximate market value of $ 1,422,226 million.

(2)	The Company has a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of December 31, 2024, Transener’s common share price listed at the BCBA was $ 2,750.00, conferring Pampa’s indirect holding an approximate market value of $ 321,916 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures are as follows:

	12.31.2024	12.31.2023
Disclosed in non-current assets
Associates
OCP (1)	-	23
TGS	-	14
Total associates	-	37

Joint ventures
CIESA	605	303
Citelec	158	82
CTB	230	250
Total joint ventures	993	635
Total associates and joint ventures	993	672

(1)	See Note 5.2.1.

The following tables show the breakdown of the share of profit from associates and joint ventures:

	12.31.2024	12.31.2023	12.31.2022
Associates
OCP (1)	-	5	(1)
Refinor	-	-	(12)
TGS	1	3	7
Total associates	1	8	(6)

Joint ventures
CIESA	89	6	43
Citelec	18	2	3
CTB	(21)	(18)	41
Greenwind	-	-	24
OCP (1)	59	-	-
Total joint ventures	145	(10)	111
Total associates and joint ventures	146	(2)	105

(1)	See Note 5.2.1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	12.31.2024	12.31.2023	12.31.2022
At the beginning of the year	672	902	770
Dividends	(8)	-	(8)
Increases	39	1	1
Share repurchase	(37)	-	-
Decrease due to sale of equity interests	(38)	(58)	(6)
Decrease due to acquisition of control	(76)	-	(20)
Profit from sale/acquisition of equity interest	16	3	-
Share of profit/loss	146	(2)	116
Impairment	-	-	(11)
Exchange differences on translation	279	(174)	60
At the end of the year	993	672	902

5.3.3 CTB

Impairment of non-financial assets

During the quarter ended June 30, 2024, CTB identified significant changes in the environment in which it operates and, consequently, has determined CTEB’s recoverable amount as of June 30, 2024.

The recoverability assessment resulted in the recognition of an impairment in CTB with a US$ 71 million impact on the Company’s share of profits from associates and joint ventures.

As of December 31, 2024, CTB has identified no indications that may impact the assumptions taken into consideration in the above-mentioned assessment.

5.3.4 Citelec - Transener

Impairment of non-financial assets

The projections used by Transener in the calculation of the recoverable amount of long-lived non-financial assets considered 3 weighted alternatives associated with: (i) the status of negotiations with the ENRE; (ii) the Right-of-Use and Associated Maintenance contract; (iii) Transener’s Management expectations on the transitional tariff increase to be granted until the conclusion of the new RTI; (iv) Transener’s expectations on the new RTI process timeliness and outcome; and (v) the impact of a cost monitoring scheme allowing for periodic updates to current tariffs.

As of December 31, 2024, the book value of Transener’s long-lived non-financial assets does not exceed their recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3.5 CIESA - TGS

Impairment of non-financial assets in TGS

In view of the 675% tariff updates granted by ENERGAS to TGS as from April 2024 with subsequent monthly increases and the FTR completion process (see Note 2.3), TGS re-estimated the cash flows used to determine the recoverable value (value in use) of the CGU related to the natural gas transportation segment.

The projections used in the calculation of the recoverable amount considered 3 weighted alternatives associated with: (i) the status of negotiations with the Argentine Government; (ii) the contractual rights resulting from the license; (iii) expectations on the transitional tariff increase to be granted until the conclusion of the new FTR; (iv) expectations on the result of the new FTR process; and (v) the impact of a cost monitoring scheme allowing for periodic updates to current tariffs.

As of December 31, 2024, TGS recorded an impairment reversal charge on property, plant and equipment as a result of the recoverability assessment, with a $ 10,104 million (US$ 9.8 million) impact on the Company’s share of profit from associates and joint ventures.

Issuance and cancellation of CB in TGS

On July 24, 2024 and under the Short- and Medium-Term Corporate Bonds Program for up to US$ 2,000 million approved by the CNV, TGS issued 2031 CB for US$ 490 million maturing on July 24, 2031 and accruing interest at an 8.50% rate, payable semiannually. The 2031 CB’s US$ 483.7 million net proceeds were used to make a purchase and cancellation tender offer for the 2018 CB.

As of the date of issuance of these Consolidated Financial Statements, TGS and its controlled companies are in compliance with the covenants established for their whole financial debt.

TransportAr Producción Nacional Pipelines System Program

SE Resolution No. 67/22 created the “TransportAr National Production” Pipelines System Program to execute the necessary works to expand the gas transportation capacity, including a list of gas pipelines to be executed to promote the development, production growth and supply of natural gas, among other objectives.

Subsequently, ENARSA was granted the transportation concession for the Perito Francisco Pascasio Moreno Gas Pipeline, under the terms of Law No. 17,319, over a 35-year term, as well as the power to call for tenders, contract, plan and execute the construction of the infrastructure works included in the program.

On June 5, 2023, TGS was awarded the operation and maintenance of section I of the gas pipeline, including its two compressor plants, for a 5-year term, extendable for up to 12 additional months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

In August 2023, transportation operations started at gas pipeline’s Tratayén - Salliqueló section, which crosses the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires, with a 573 km extension and an initial transportation capacity of 11 million m3/day of gas produced at the Vaca Muerta field. As from August 2024, the transportation capacity of the Perito Francisco Pascasio Moreno Gas Pipeline - Tratayén - Salliqueló section was increased to 21 million m3/day with the commissioning of the second natural gas compression station located in Salliqueló.

On November 4, 2024, TGS’s Board of Directors incorporated Transportadora de Gas del Sur S.A. - Dedicated Branch 1 (“Dedicated Branch”), registered with the IGJ on December 2, 2024, to request accession to the RIGI.

The Dedicated Branch’s purpose will be the execution of a single project consisting of the expansion of the transportation capacity of the gas pipeline in its section I, on the Tratayén - Salliqueló route, consisting of the construction of 3 compressor plants, operation and maintenance of pipelines, facilities and plants, and the transportation and disposal of the natural gas transportation capacity resulting from the expansion project.

On December 2, 2024, PEN Executive Order No. 1,060/24 declared the private initiative presented by TGS of national public interest. The price of the transportation capacity resulting from the expansion and payable to the awardee will result from the open call for tenders. As of the date of issuance of these Consolidated Financial Statements, the Federal Government has not issued the call for tenders.

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

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.4.2 Oil and gas participation details

As of December 31, 2024, the Company and its associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

		Participation		Duration Up To
Name	Location	Direct	Operator

Argentine production
Río Neuquén	Río Negro and Neuquén	31.42% and 33.07%	YPF	2027/2051
Sierra Chata	Neuquén	45.55%	PAMPA	2053
El Mangrullo	Neuquén	100.00%	PAMPA	2053
La Tapera - Puesto Quiroga	Chubut	35.67%	Tecpetrol	2027
El Tordillo	Chubut	35.67%	Tecpetrol	2027
Aguaragüe	Salta	15.00%	Tecpetrol	2037
Río Limay este (Ex Senillosa) (1)	Neuquén	85.00%	PAMPA	2040
Rincón de Aranda	Neuquén	100.00%	PAMPA	2058
Veta Escondida	Neuquén	55.00%	PAMPA	2027
Rincón del Mangrullo	Neuquén	50.00%	YPF	2052
Los Blancos (ex Chirete) (2)	Salta	50.00%	High Luck Group Limited	2045

Argentine exploration
Parva Negra Este	Neuquén	85.00%	PAMPA	2025
Las Tacanas Norte	Neuquén	90.00%	PAMPA	2027

(1)	In February 2024, the execution of the environmental remediation plan approved by the Under-secretariat of Environment of the Province of Neuquén was completed, a necessary step to relinquish the block.
(2)	Operator in the process of removal (see Note 15.6).

The assets and liabilities as of December 31, 2024 and 2023 and the production cost for the years ended December 31, 2024, 2023 and 2022 of Joint Operations and Consortiums in which the Company has interests are detailed below:

	12.31.2024	12.31.2023	12.31.2022

Non-current assets	151	112	227
Current assets	13	7	16

Total assets	164	119	243

Non-current Liabilities	52	17	25
Current Liabilities	26	29	53

Total liabilities	78	46	78

Production cost	99	94	85

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Operations and Consortiums.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

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

Relinquishment of the Borde del Limay and Los Vértices block to the province

On October 2, 2024, the Borde del Limay and Los Vértices blocks were relinquished to the province.

Assignment of interest in the Gobernador Ayala block

On September 13, 2024, following an offer received from a third party, Pluspetrol S.A. (operator) expressed its decision to exercise its preferential right under the joint operation agreement and acquire the Company’s undivided 22.51% interest in the rights and obligations of the hydrocarbon exploitation concession and the joint operating agreement on the Gobernador Ayala block.

On October 21, 2024, the transaction was closed for a US$ 23 million base price, including an initial payment of US$ 9 million in cash and 4 installments payable semi-annually for the remaining balance. In addition, the Company recognized a profit of US$ 10.8 million to reflect the result of the transaction disclosed under “Other income” in the line “Results for property, plant and equipment sale”.

5.5 Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2024, 2023 and 2022:

	12.31.2024	12.31.2023	12.31.2022

At the beginning of the year	32	37	42
Increases	6	2	2
Transferred to development	-	-	(7)
Derecognition of unproductive wells	(20)	(7)	-
At the end of the year	18	32	37

Number of wells at the end of the year	4	4	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

The value in use of each CGU is estimated on the basis of the present value of future net cash flows expected to be derived on the CGU. Management uses approved budgets up to one year as the base for cash flow projections that are later extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. The discount rates used to discount future net cash flows is the WACC, for each CGU a specific WACC was determined which considered the business segment and the country conditions where the operations are performed. In order to calculate the fair value less the costs of disposal, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, less the necessary costs to carry out the sale of the corresponding CGU.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

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

6.1.3 Provision for contingencies

Liabilities related to claims, lawsuits and other legal proceedings arising from the Company’s activities cannot be estimated with certainty. The Company analyzes the status of each contingency and assesses the potential financial exposure, applying the criteria indicated in Note 4.17; to such effect, it prepares estimates mainly with the assistance of legal counsel, based on the information available to Management at the date of preparation of the Consolidated Financial Statements, and taking into account the litigation and resolution/settlement strategies.

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

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

6.1.7 Oil and gas reserves

Reserves include oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a direct or indirect interest and over which the Company has exploration and exploitation rights.

There are numerous uncertainties in estimating proved and unproved reserves, future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of properties, plant and equipment used in oil and gas areas, as well as assessing the recoverability of these assets and including, when applicable, goodwill allocated to the oil and gas segment (see Notes 4.6 to 4.8).

6.1.8 Fair value of financial assets that are not traded in active markets

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

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

In fiscal year 2024, the U.S. dollar recorded an approximate 27.7% increase against the Argentine peso, from $ 808.45 in December 2023 to $ 1,032 in December 2024, and the Company recorded net foreign exchange loss in the amount of US$ 11 million as of December 31, 2024. Taking into account the net passive financial position in Argentine pesos as of December 31, 2024, the Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S. dollar as compared to the Argentine peso would generate in absolute values a increase/(decrease) of US$ 10 million in the fiscal year’s income, before income tax.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

	Increase of the result for the year
Financial assets	12.31.2024	12.31.2023
Shares	6	12
Government securities	69	39
Corporate Bonds	11	8
Mutual funds	1	-
Variation of the result of the year	87	59

6.2.1.1.3 Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to reduce financial costs and limit the Company’s exposure to interest rate increases; to this effect, the Company evaluates: (i) different liquidity sources available in the financial and capital markets, both local and international; (ii) different interest rate, currency and maturity alternatives available to companies in the industry with a risk similar to the Company's; and (iii) availability, access and cost of interest rate hedging agreements.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates.

As of December 31, 2024, 2% of the indebtedness was subject to variable interest rates. Furthermore, 54% of the Company’s debt accruing variable interest rates is denominated in U.S. dollars, mainly at SOFR rate plus an applicable spread.

The Company is not exposed to a significant risk of increases in variable interest rates, since 98% of its financial debt is at a fixed rate and given current market conditions; the Company considers the risk of a significant drop in interest rates to be low, and therefore does not perceive a substantial risk in its fixed rate indebtedness.

The following table shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

	12.31.2024	12.31.2023
Fixed interest rate:
Argentine pesos	-	33
U.S. dollar	1,929	1,210
Yuan R.China	-	5
Subtotal loans obtained at a fixed interest rate	1,929	1,248

Floating interest rate:
Argentine pesos	17	30
U.S. dollar	20	41
Subtotal loans obtained at a floating interest rate	37	71

Non interest accrued:
Argentine pesos	-	11
U.S. dollar	113	118
Subtotal loans no interest accrued	113	129
Total borrowings	2,079	1,448

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the 2024 fiscal year's income, before income tax, of US$ 1 million.

6.2.1.2 Credit risk

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors or a possible counterparty default.

In the ordinary course of its business, the Company grants credit to a large customer base, mainly different sectors of industry, including petrochemical companies, natural gas distributors and large electricity users, among others. For this purpose and in accordance with its credit policies, it establishes individual credit limits based on internal or external ratings, approved by the Finance Department, and permanently performs credit assessments on its customers’ financial capacity to minimize the potential risk of uncollectibility losses.

As of December 31, 2024, the Company’s trade receivables totaled US$ 288 million and is classified as current. With the exception of CAMMESA, which represents approximately 37% of such trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties.

The impossibility by CAMMESA to pay these receivables may have a substantially adverse effect on cash income and, consequently, on the result of operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the Financial Department evaluates the customer’s creditworthiness, based on past experiences and other factors.

The Company applies the simplified approach of IFRS 9 to measure the expected credit losses of trade receivables and other receivables in accordance with the policy described in Note 4.10.

The expected credit loss on trade receivables and financial assets as of December 31, 2024, 2023 and 2022 amounts to US$ 1.5 million, US$ 1 million and US$ 1 million, respectively and was determined based on credit loss rates calculated for days past due detailed below:

12.31.2024	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Oil and Gas	0.01%	0.04%	0.34%	6.25%	19.99%	27.11%	28.79%	37.16%
Generation	0.09%	0.55%	3.70%	8.92%	12.26%	14.78%	16.40%	21.41%
Petrochemicals	0.01%	0.11%	9.50%	17.12%	24.00%	24.24%	24.93%	25.46%
Holding, Transportation and others	0.24%	3.37%	4.49%	12.45%	12.45%	16.67%	16.67%	16.67%

12.31.2023	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Oil and Gas	0.06%	0.30%	2.19%	3.83%	5.06%	10.14%	10.14%	10.21%
Generation	0.32%	1.26%	8.33%	16.63%	20.72%	23.46%	27.00%	28.96%
Petrochemicals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	28.96%
Holding, Transportation and others	0.18%	1.04%	8.44%	9.09%	9.09%	9.09%	9.09%	9.09%

12.31.2022	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Oil and Gas	0.18%	0.48%	13.24%	31.50%	32.01%	32.09%	32.31%	32.38%
Generation	0.08%	0.26%	2.54%	7.11%	14.37%	21.39%	27.22%	33.01%
Petrochemicals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Holding, Transportation and others	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Finally, although cash, cash equivalents and financial assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Allowance of impairment of financial assets and other credits evolution as of December 31, 2024, 2023 and 2022, is detailed in Note 12.3.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated Financial Statements. On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase/(decrease) in the estimated trade receivables’ uncollectibility rate would result in US$ 0.05 million (decrease)/increase in fiscal year’s results, before income tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2024 and 2023 is detailed below:

	12.31.2024	12.31.2023

Current assets	2,380	1,336
Current liabilities	1,302	521

Liquidity ratio	1.83	2.56

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

As of December 31, 2024	Trade and other receivables	Trade and other payables (1)	Borrowings
Less than three months	330	237	480
Three months to one year	21	16	334
One to two years	66	75	250
Two to five years	-	4	735
More than five years	-	5	977
Non set maturity term	146	-	-
Total	563	337	2,776

As of December 31, 2023	Trade and other receivables	Trade and other payables (1)	Borrowings
Less than three months	261	223	63
Three months to one year	13	15	236
One to two years	10	31	277
Two to five years	6	6	907
More than five years	-	9	306
Non set maturity term	24	-	-
Total	314	284	1,789

(1)	Includes Lease Liabilities (see Note 19).

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

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (current and non-current) minus cash and cash equivalents and current financial assets at fair value through profit and loss. The total capital corresponds to the shareholders’ equity as shown in the statement of financial position, plus the net debt.

Financial leverage ratios as of December 31, 2024 and 2023 were as follows:

	12.31.2024	12.31.2023
Total borrowings	2,079	1,448
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(1,588)	(730)
Net debt	491	718
Total capital	3,777	3,122
Leverage ratio	12.99%	23.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates mainly in the production of oil and gas and power generation.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in CISA (until the corporate reorganization detailed in Note 5.1) and PECSA.

Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind (until its divestment on August 16, 2023), VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III, PEPE IV and PEPE IV wind farms. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with Greenwind from August 12, 2022 to August 16, 2023 and with VAR as from December 16, 2022.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, principally consisting of our stake in joint businesses CITELEC and CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, the direct interest in VMOS and the indirect interest in OCP, holding activities, and other investment activities. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with OCP as from August 30, 2024, and include the crude oil transportation activity until the termination of the concession on November 29, 2024, see Note 5.2.1.

The Company manages its operating segment based on its individual net result in U.S. dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	515	669	326	65	-	1,575
Revenue - foreign market	108	3	190	-	-	301
Intersegment revenue	107	-	-	-	(107)	-
Cost of sales	(515)	(367)	(487)	(17)	107	(1,279)
Gross profit	215	305	29	48	-	597

Selling expenses	(58)	(3)	(13)	-	-	(74)
Administrative expenses	(82)	(52)	(7)	(98)	-	(239)
Exploration expenses	(21)	-	-	-	-	(21)
Other operating income	87	35	41	12	-	175
Other operating expenses	(28)	(14)	(7)	(39)	-	(88)
Impairment of property, plant and equipment, intangible assets and inventories	(34)	-	-	-	-	(34)
Impairment of financial assets	(10)	(46)	-	-	-	(56)
Share of profit from associates and joint ventures	-	(21)	-	167	-	146
Profit from sale of companies´ interest	-	-	-	34	-	34
Operating income	69	204	43	124	-	440

Financial income	2	8	21	1	-	32
Financial costs	(96)	(53)	(3)	(33)	-	(185)
Other financial results	(11)	183	7	32	-	211
Financial results, net	(105)	138	25	-	-	58
Profit (Loss) before income tax	(36)	342	68	124	-	498

Income tax	31	119	4	(33)	-	121
Profit (Loss) of the year	(5)	461	72	91	-	619

Depreciation and amortization	237	100	5	-	-	342

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Total profit (loss) of the year attributable to:
Owners of the company	(5)	461	72	91	-	619
Non-controlling interest	-	-	-	-	-	-

Consolidated financial position information as of December 31, 2024
Assets	1,918	3,155	173	1,116	(17)	6,345
Liabilities	1,583	857	109	518	(17)	3,050

Net book values of property, plant and equipment	1,183	1,357	28	39	-	2,607

Additional consolidated information as of December 31, 2024
Increases in property, plant and equipment, intangible assets and right-of-use assets	354	105	6	10	-	475

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2023	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	402	648	359	14	-	1,423
Revenue - foreign market	161	-	148	-	-	309
Intersegment revenue	103	-	-	-	(103)	-
Cost of sales	(412)	(354)	(444)	-	103	(1,107)
Gross profit	254	294	63	14	-	625

Selling expenses	(49)	(2)	(15)	-	-	(66)
Administrative expenses	(74)	(50)	(6)	(55)	-	(185)
Exploration expenses	(7)	-	-	-	-	(7)
Other operating income	86	75	13	3	-	177
Other operating expenses	(32)	(27)	(7)	(22)	-	(88)
(Impairment) Recovery of impairment of property, plant and equipment, intangible assets and inventories	(38)	-	(3)	2	-	(39)
Share of profit from associates and joint ventures	-	(18)	-	16	-	(2)
Profit from sale of companies´ interest	-	-	-	9	-	9
Operating income	140	272	45	(33)	-	424

Financial income	2	2	-	7	(6)	5
Financial costs	(203)	(119)	(3)	(45)	6	(364)
Other financial results	(15)	280	15	278	-	558
Financial results, net	(216)	163	12	240	-	199
Profit before income tax	(76)	435	57	207	-	623

Income tax	29	(225)	(27)	(95)	-	(318)
Profit (Loss) of the year	(47)	210	30	112	-	305

Depreciation and amortization	166	96	5	-	-	267

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2023	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Total profit (loss) of the year attributable to:
Owners of the company	(47)	207	30	112	-	302
Non-controlling interest	-	3	-	-	-	3

Consolidated financial position information as of December 31, 2023
Assets	1,396	2,684	157	631	(146)	4,722
Liabilities	1,213	729	137	376	(146)	2,309

Net book values of property, plant and equipment	1,138	1,345	27	34	-	2,544

Additional consolidated information as of December 31, 2023
Increases in property, plant and equipment and right-of-use assets	556	259	7	5	-	827

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2022	Oil and gas	Generation	Petrochemical	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	370	663	425	20	-	1,478
Revenue - foreign market	159	-	192	-	-	351
Intersegment revenue	117	-	-	-	(117)	-
Cost of sales	(350)	(370)	(536)	-	117	(1,139)
Gross profit	296	293	81	20	-	690

Selling expenses	(45)	(3)	(17)	-	-	(65)
Administrative expenses	(60)	(39)	(5)	(38)	-	(142)
Other operating income	61	25	1	44	-	131
Other operating expenses	(26)	(5)	(6)	(9)	-	(46)
Impairment of property, plant and equipment, intangible assets and inventories	(30)	-	(2)	(6)	-	(38)
Impairment of financial assets´	(2)	-	-	(2)	-	(4)
Share of profit from associates and joint ventures	-	65	-	40	-	105
Operating income	194	336	52	49	-	631

Financial income	2	1	-	9	(7)	5
Financial costs	(107)	(82)	(3)	(36)	7	(221)
Other financial results	(28)	72	6	116	-	166
Financial results, net	(133)	(9)	3	89	-	(50)
Profit before income tax	61	327	55	138	-	581

Income tax	(16)	(73)	(15)	(20)	-	(124)
Profit of the year	45	254	40	118	-	457

Depreciation and amortization	125	82	5	-	-	212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2022	Oil and gas	Generation	Petrochemical	Holding, Transportation and others	Eliminations	Consolidated
Total profit of the year attributable to:
Owners of the company	45	253	40	118	-	456
Non-controlling interest	-	1	-	-	-	1

Consolidated financial position information as of December 31, 2022
Assets	1,234	2,464	177	1,028	(161)	4,742
Liabilities	1,248	979	147	245	(161)	2,458

Net book values of property, plant and equipment	807	1,299	24	34	-	2,164

Additional consolidated information as of December 31, 2022
Increases in property, plant and equipment, intangible assets and right-of-use assets	324	115	7	36	-	482

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 8: REVENUE

	12.31.2024	12.31.2023	12.31.2022

Gas sales	485	432	383
Oil sales	127	121	136
Other sales	11	10	10
Oil and gas sales subtotal	623	563	529

Energy sales in Spot Market	206	196	210
Energy sales by supply contracts	356	363	346
Fuel supply	102	87	103
Other sales	8	2	4
Generation sales subtotal	672	648	663

Products from catalytic reforming sales	277	217	270
Styrene sales	71	79	96
Synthetic rubber sales	83	78	106
Polystyrene sales	83	131	141
Other sales	2	2	4
Petrochemicals sales subtotal	516	507	617

Technical assistance and administration services sales	25	14	20
Other	40	-	-
Holding, Transportation and others subtotal	65	14	20
Total revenue (1)	1,876	1,732	1,829

(1)	Revenues from CAMMESA represent 33%, 33% and 31% of total revenues for the fiscal years ended December 31, 2024, 2023 and 2022, respectively, and correspond mainly to the Oil & Gas and Generation segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 9: COST OF SALES

	12.31.2024	12.31.2023	12.31.2022
Inventories at the beginning of the year	205	173	155

Plus: Charges of the year
Purchases of inventories, energy and gas	450	411	502
Salaries and social security charges	90	85	79
Employees benefits	19	17	15
Defined benefit plans	8	8	5
Works contracts, fees and compensation for services	128	111	97
Property, plant and equipment depreciation	328	254	202
Intangible assets amortization	4	5	1
Right-of-use assets amortization	2	1	3
Energy transportation	12	9	8
Transportation and freights	21	20	16
Consumption of materials	28	27	30
Penalties	1	2	1
Maintenance	61	47	61
Canons and royalties	97	92	89
Environmental control	6	4	5
Rental and insurance	27	31	31
Surveillance and security	6	5	4
Taxes, rates and contributions	6	7	5
Other	3	3	3
Total charges of the year	1,297	1,139	1,157

Less: Inventories at the end of the year	(223)	(205)	(173)
Total cost of sales	1,279	1,107	1,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	12.31.2024	12.31.2023	12.31.2022
Salaries and social security charges	5	5	5
Employees benefits	1	1	1
Fees and compensation for services	3	3	4
Taxes, rates and contributions	15	13	14
Transportation and freights	49	43	40
Other	1	1	1
Total selling expenses	74	66	65

10.2 Administrative expenses

	12.31.2024	12.31.2023	12.31.2022
Salaries and social security charges	64	58	50
Employees benefits	11	10	8
Defined benefit plans	19	18	9
Fees and compensation for services	39	29	30
Compensation agreements	61	37	19
Directors' and Sindycs' fees	6	7	7
Property, plant and equipment depreciation	8	7	6
Maintenance	3	2	2
Transport and per diem	2	2	2
Rental and insurance	3	1	1
Surveillance and security	2	1	1
Taxes, rates and contributions	14	8	6
Communications	1	1	1
Other	6	4	-
Total administrative expenses	239	185	142

10.3 Exploration expenses

	12.31.2024	12.31.2023	12.31.2022
Geological and geophysical expenses	1	-	-
Derecognition of unproductive wells	20	7	-
Total exploration expenses	21	7	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	Note	12.31.2024	12.31.2023	12.31.2022
Other operating income
Insurance recovery		7	1	-
Services provided to third parties		-	1	1
Results for property, plant and equipment sale		11	1	2
Result from intangible assets sale		-	-	2
Recovery of provision for contingencies		30	-	-
Expenses recovery		-	8	-
Commercial interests		50	70	27
Contractual indemnity		-	7	-
GasAr Plan		44	55	56
Compensation for arbitration award		-	-	37
Export Increase Program		19	24	-
Fair value of consortiums' previous interest		-	7	-
Other		14	3	6
Total other operating income		175	177	131

Other operating expenses
Provision for contingencies		(36)	(8)	(4)
Provision for environmental remediation		(3)	(4)	-
Results for property, plant and equipment sale and derecognition		-	(2)	-
Tax on bank transactions		(19)	(18)	(14)
PAIS import tax		(3)	(5)	-
Donations and contributions		(3)	(3)	(2)
Institutional promotion		(2)	(4)	(3)
Costs of concessions agreements completion		(6)	(5)	-
Contractual penalty		-	(7)	-
Readjustment of investment plan		-	-	(9)
Royalties GasAr Plan		(6)	(8)	(8)
Ecuador's transactional agreement		-	(5)	-
Impairment of other receivables		-	(5)	-
Other contractual expenses		-	(6)	-
Other		(10)	(8)	(6)
Total other operating expenses		(88)	(88)	(46)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.5 Financial results

	12.31.2024	12.31.2023	12.31.2022
Financial income
Financial interests	9	2	1
Other interests	23	3	4
Total financial income	32	5	5

Financial costs
Financial interests (1)	(145)	(304)	(172)
Commercial interests	(1)	(1)	(1)
Fiscal interests	(28)	(47)	(38)
Other interests	(6)	(4)	(5)
Bank and other financial expenses	(5)	(8)	(5)
Total financial costs	(185)	(364)	(221)

Other financial results
Foreign currency exchange difference, net	(11)	123	80
Changes in the fair value of financial instruments	239	444	110
Result from present value measurement	(7)	(10)	(14)
Result from repurchase and exchange of CB	(10)	1	(8)
Other financial results	-	-	(2)
Total other financial results	211	558	166

Total financial results, net	58	199	(50)

(1)	Net of US$ 8 million, US$ 21 million and US$ 11 million capitalized in property, plant and equipment for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	12.31.2024	12.31.2023	12.31.2022
Current tax	280	19	99
Deferred tax	(405)	272	46
Difference between previous fiscal year income tax provision and the income tax statement	4	27	(21)
Total income tax - (Profit) Loss	(121)	318	124

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2024	12.31.2023	12.31.2022
Profit before income tax	498	623	581
Current income tax rate	35%	35%	35%
Income tax at the statutory tax rate	174	218	203
Share of profit from companies	(52)	1	(37)
Non-taxable results	(4)	(17)	(3)
Effects of exchange differences and other results associated with the valuation of the currency, net	136	752	275
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(737)	(1,146)	(575)
Difference between previous fiscal year income tax provision and deferred tax and the income tax statement	18	3	2
Effect for tax inflation adjustment	346	501	253
Non-deductible cost	(2)	9	4
(Recovery of impairment) Impairment of deferred assets	-	(3)	2
Total income tax - (Profit) Loss	(121)	318	124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Increases for incorporation (2)	Transfers	Decreases	Impairment	At the end

Lands	14	-	-	-	-	-	14
Buildings	144	-	-	-	-	-	144
Equipment and machinery	1,960	1	2	353	(11)	(60)	2,245
Wells	1,195	8	-	257	(52)	(95)	1,313
Mining property	198	-	-	-	(3)	-	195
Vehicles	11	1	-	-	(1)	-	11
Furniture and fixtures and software equipment	62	4	1	2	(29)	-	40
Communication equipments	1	-	-	-	-	-	1
Materials, spare parts and tools	44	55	-	(49)	(2)	-	48
Petrochemical industrial complex	32	-	-	8	-	-	40
Civil works	24	-	-	38	-	-	62
Work in progress	420	382	-	(562)	(1)	-	239
Advances to suppliers	64	21	-	(47)	-	-	38
Total at 12.31.2024	4,169	472	3	-	(99)	(155)	4,390
Total at 12.31.2023	3,683	814	-	-	(160)	(168)	4,169

(1)	Includes US$ 8 million and U$S 21 million corresponding to capitalized financial costs in the fiscal year ended December 31, 2024 and 2023.
(2)	See Note 5.2.1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	For the year (1)	Impairment	At the end	At 12.31.2024	At 12.31.2023

Lands	-	-	-	-	-	14	14
Buildings	(83)	-	(9)	-	(92)	52	61
Equipment and machinery	(748)	9	(146)	43	(842)	1,403	1,212
Wells	(578)	17	(161)	78	(644)	669	617
Mining property	(124)	3	(8)	-	(129)	66	74
Vehicles	(8)	1	(1)	-	(8)	3	3
Furniture and fixtures and software equipment	(57)	27	(5)	-	(35)	5	5
Communication equipments	(1)	-	-	-	(1)	-	-
Materials, spare parts and tools	(3)	-	-	-	(3)	45	41
Petrochemical industrial complex	(22)	-	(4)	-	(26)	14	10
Civil works	(1)	-	(2)	-	(3)	59	23
Work in progress	-	-	-	-	-	239	420
Advances to suppliers	-	-	-	-	-	38	64
Total at 12.31.2024	(1,625)	57	(336)	121	(1,783)	2,607
Total at 12.31.2023	(1,519)	25	(261)	130	(1,625)		2,544

(1)	As of December 31, 2024, the composition of the segments is as follows: Oil and gas US$ 236 million, Generation US$ 95 million; and Petrochemicals US$ 5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.1.1 Impairment of Property, plant and equipment

The Company regularly monitors the existence of events or changes in circumstances which may indicate that the book value of property, plant and equipment may not be recoverable in accordance with the policy described in Notes 4.8 and 6.1.1.

During the six-month period ended December 31, 2024, the Company has identified impairment indicators in the Rincón del Mangrullo and el Tordillo / la Tapera CGUs in the oil and gas segment in view of its strategy to focus its investments on the development and exploitation of its unconventional oil and gas reserves, and particularly to comply with the drilling, construction and facility adequacy commitments in the Rincón de Aranda block. In light of the aforementioned impairment indicators, the Company determined the recoverable value of those CGUs.

The methodology used in the estimation of the recoverable amount consisted on calculating each CGU value in use on the present value of future net cash flows expected to be generated by the CGU, discounted with a rate reflecting the weighted average costs of the invested capital.

Oil & Gas segment

As of December 31, 2024 and 2023, the recoverability assessment resulted in the recognition of impairment in the Rincón del Mangrullo and El Tordillo / La Tapera blocks for US$ 34.1 million and US$ 37.7 million, respectively.

Cash flows were prepared based on estimates on the future behavior of certain key assumptions for the determination of the value in use, including the following: (i) reference prices for products; (ii) production projections; (iii) costs evolution; and (iii) a 10.8% and 12.2% after-tax WACC rate for 2024 and 2023, respectively.

Finally, it is important to highlight that as of December 31, 2024 and 2023, the book value of the oil and gas segment assets, including the goodwill assigned to the segment, does not exceed its recoverable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases	Decreases	Impairment (1)	At the end

Concession agreements	2	-	-	-	2
Goodwill (2)	35	-	-	-	35
Intangible identified in acquisitions of companies	71	-	-	-	71
Digital assets	-	3	-	-	3
Total at 12.31.2024	108	3	-	-	111
Total at 12.31.2023	145	-	(39)	2	108

	Amortization
Type of good	At the beginning	For the year	Impairment	At the end

Concession agreements	(2)	-	-	(2)
Intangible identified in acquisitions of companies	(10)	(4)	-	(14)
Total at 12.31.2024	(12)	(4)	-	(16)
Total at 12.31.2023	(7)	(5)	-	(12)

	Net book values
Type of good	At 12.31.2024	At 12.31.2023
Goodwill (2)	35	35
Intangible identified in acquisitions of companies	57	61
Digital assets	3	-
Total at 12.31.2024	95
Total at 12.31.2023		96

(1)	Recoverable price based on the market value of digital assets.
(2)	Assigned to oil and gas segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2023	Profit (Loss)	12.31.2024
Tax loss carryforwards	144	(135)	9
Property, plant and equipment	-	210	210
Trade and other receivables	1	-	1
Provisions	53	(4)	49
Salaries and social security payable	1	-	1
Defined benefit plans	4	6	10
Taxes payables	-	1	1
Trade and other payables	-	1	1
Other	-	1	1
Deferred tax asset	203	80	283
Property, plant and equipment	(222)	192	(30)
Intangible assets	(34)	2	(32)
Investments in companies	(7)	(2)	(9)
Inventories	(45)	9	(36)
Financial assets at fair value through profit and loss	(18)	14	(4)
Trade and other receivables	(10)	4	(6)
Tax inflation adjustment	(163)	105	(58)
Other	(1)	1	-
Deferred tax liability	(500)	325	(175)
Deferred tax (liability) asset	(297)	405	108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2022	Profit (Loss)	Increases for incorporation	12.31.2023
Tax loss carryforwards	19	125	-	144
Property, plant and equipment	151	(151)	-	-
Trade and other receivables	4	(3)	-	1
Provisions	59	(6)	-	53
Salaries and social security payable	1	-	-	1
Defined benefit plans	8	(6)	2	4
Other	1	(1)	-	-
Deferred tax asset	243	(42)	2	203
Property, plant and equipment	(79)	(188)	45	(222)
Intangible assets	(35)	1	-	(34)
Investments in companies	(8)	1	-	(7)
Inventories	(19)	(26)	-	(45)
Financial assets at fair value through profit and loss	(15)	(3)	-	(18)
Trade and other receivables	(23)	12	1	(10)
Taxes payables	(2)	2	-	-
Tax inflation adjustment	(138)	(28)	3	(163)
Other	-	(1)	-	(1)
Deferred tax liability	(319)	(230)	49	(500)
Deferred tax (liability) asset	(76)	(272)	51	(297)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following table shows the figures disclosed on the Consolidated Statement of Financial Position, which for its determination, were adequately compensated:

	12.31.2024	12.31.2023
Deferred tax asset	157	-
Deferred tax liability	(49)	(297)
Deferred tax asset (liability)	108	(297)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.4 Inventories

	12.31.2024	12.31.2023
Current
Materials and spare parts	160	129
Advances to suppliers	6	4
In process and finished products	57	72
Total (1)	223	205

(1)	It includes impairment loss as a result of the performed recoverability assessment for US$ 0.04 million and US$ 3 million as of December 31, 2024 and 2023, according with the policy described in Note 4.13.

11.5 Provisions

	12.31.2024	12.31.2023
Non-Current
Contingencies	95	109
Asset retirement obligation and wind turbines decommisioning	25	26
Environmental remediation	17	15
Total Non-Current	137	150

Current
Asset retirement obligation and wind turbines decommisioning	5	3
Environmental remediation	1	2
Other provisions	4	1
Total Current	10	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The evolution of the provisions is set out below:

	12.31.2024
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	109	29	17
Increases	41	8	2
Decreases	(1)	-	-
Foreign currency exchange difference	(4)	-	-
Decrease due to sale of equity interests in areas	-	(1)	-
Reversal of unused amounts	(50)	(6)	(1)
At the end of the year	95	30	18

	12.31.2023
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	107	27	17
Increases	15	6	3
Decreases	(4)	-	(1)
Foreign currency exchange difference	(9)	-	-
Reversal of unused amounts	-	(4)	(2)
At the end of the year	109	29	17

	12.31.2022
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	106	21	18
Increases	5	6	-
Increases for incorporation	-	1	-
Decreases	(1)	-	(1)
Foreign currency exchange difference	(2)	-	-
Reversal of unused amounts	(1)	(1)	-
At the end of the year	107	27	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

In particular, the Province of La Pampa has submitted a claim to the Company regarding the abandonment of certain wells and the execution of certain tasks associated with the relinquishment of the Jagüel de los Machos and Medanito blocks, which took place in 2015 and 2016, respectively. The Company has challenged the different administrative acts passed by the provincial authorities (including a governor’s executive order) and is addressing claims for the Jagüel de los Machos block in the judicial jurisdiction. During the month of March 2021 the province answered the complaint and the Company has started formal negotiations to resolve the dispute, agreeing on the suspension of procedural time limits. As of December 31, 2024, the Company maintains recorded provisions, regarding these claims, for the estimate of remediation work costs to be incurred in these blocks.

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

As of December 31, 2024, the Company has recorded provisions for US$ 73.8 million in relation to the following processes:

-	There are a significant number of files pending before the National Tax Court (“NTC”) regarding gasoline exports, where the tax entity challenges the tariff heading assigned by Petrobras Argentina S.A. in 2008-2014. The Treasury’s position involves a higher export duty rate. In five files, the NTC ruled in favor of the Company. Three of which were accepted by the Fiscal authority and, consequently, became final. In the remaining two files, the period for the Fiscal authority to appeal is underway.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)
-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the ICC on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consisted of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration was conducted according to the ICC Rules of Arbitration, the applicable law is the one of the Republic of Argentina, and the seat of arbitration is Buenos Aires, Argentina. On April 3, 2024, the ICC Court notified the parties of the Final Award issued on April 2, 2024, resolving to: (i) disallow all but one of POSA’s claims, ordering the Company to pay the corresponding 33.60% of (a) the revenues collected under the Leasing Agreement up to the Final Award’s date for US$ 18.8 million, plus a 6% annual interest rate, and (b) the payments that the Company receives in the future under the before-mentioned agreement; and (ii) sustain the Company’s counterclaim for US$ 2 million plus interest at an annual 6% rate. On April 10, 2024, the Company filed an appeal for partial annulment against the Final Award.

Additionally, the Company has recorded provisions for civil, commercial, environmental, administrative, labor, tax and customs complaints brought against the Company corresponding to atomized claims with individual unsubstantial amounts, as well as charges for judicial costs and expenses which, as of December 31, 2024, amount to US$ 21.7 million.

11.6 Income tax and minimum notional income tax liability

	12.31.2024	12.31.2023
Non-current
Income tax	69	50
Minimum notional income tax	6	5
Total non-current	75	55

Current
Income tax, net of witholdings and advances	257	17
Total current	257	17

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

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The tax inflation adjustment mechanism set out in Title VI and different supplementary sections of the Income Tax Law is inconsistent in certain aspects generating a confiscatory lien, including, but not limited to, the failure to update tax losses and the cost of acquisitions or investments made before January 1, 2018, which bears resemblance with the parameters in re “Candy S.A.” and “Telefónica”, where the CSJN ordered the application of the inflation adjustment mechanism.

As of December 31, 2024, the Company and its subsidiaries hold a provision for the additional income tax liabilities that should have been assessed due to the stated reasons. The amount provisioned for the periods not prescribed and/or those without a final and conclusive judgment in favor of the Company, including compensatory interest, amounts to US$ 69 million.

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

Considering the CSJN’s current position, the Company and its subsidiaries have recorded, for non-prescribed periods presenting tax losses and accounting profits, liabilities on the amount of the applicable interest on the Notional Income Tax, plus the determined tax provision for those cases in which Minimum Notional Income Tax is not considered to be computable as an Income Tax advance payment. This liability is disclosed under “Non-Current Income tax and minimum notional income tax provision”. The mentioned liability amounts to US$ 6 million.

11.7 Tax liabilities

	12.31.2024	12.31.2023
Current
Value added tax	3	-
Personal assets tax provision	10	3
Tax withholdings to be deposited	8	3
Royalties	6	6
Other	3	2
Total current	30	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

As of December 31, 2024, 2023 and 2022, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2024
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	23	(4)	19
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	32	(6)	26
Items classified in other comprehensive income
Actuarial (gains) losses	(4)	4	-
Benefit payments	(3)	-	(3)
(Gains) Losses on exchange difference	(8)	2	(6)
At the end of the year	41	(4)	37

	12.31.2023
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	38	(4)	34
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	29	(4)	25
Items classified in other comprehensive income
Actuarial losses (gains)	7	(2)	5
Benefit payments	(3)	-	(3)
(Gains) Losses on exchange difference	(49)	6	(43)
At the end of the year	23	(4)	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2022
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	33	(4)	29
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	15	(2)	13
Items classified in other comprehensive income
Actuarial losses	9	-	9
Benefit payments	(3)	-	(3)
(Gains) Losses on exchange difference	(17)	2	(15)
At the end of the year	38	(4)	34

As of December 31, 2024, 2023 and 2022, the breakdown of net liabilities per type of plan is as follows: a) US$ 20 million, US$ 10 million and US$ 17 million correspond to the Pension and Retirement Benefits Plan and b) US$ 17 million, US$ 10 million and US$ 17 million correspond to the Compensatory Plan, respectively.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

12.31.2024
Less than one year	7
One to two years	4
Two to three years	3
Three to four years	3
Four to five years	4
Six to ten years	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Significant actuarial assumptions used were as follows:

	12.31.2024	12.31.2023	12.31.2022
Real discount rate	5%	5%	5%
Real wage increase rate	1%	1%	1%
Inflation rate	29%	156%	118%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2024
Discount rate: 4%
Obligation	45
Variation	4
10%

Discount rate: 6%
Obligation	38
Variation	(3)
(8%)

Real wage increase rate: 0%
Obligation	40
Variation	(1)
(4%)

Real wage increase rate: 2%
Obligation	43
Variation	2
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.9 Salaries and social security payable

	12.31.2024	12.31.2023
Current
Salaries and social security contributions	6	3
Provision for vacations	9	5
Provision for gratifications and annual bonus for efficiency	24	11
Total current	39	19

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 Financial assets at amortized cost

	12.31.2024	12.31.2023
Current
Term deposit	80	101
Notes receivable	-	4
Total current	80	105

Due to the short-term nature of investments at amortized cost, it is considered that their book value does not differ from their fair value.

12.2 Financial assets at fair value through profit and loss

	12.31.2024	12.31.2023
Non-current
Shares	27	35
Total non-current	27	35

Current
Government securities	692	389
Corporate bonds	110	79
Shares	37	88
Mutual funds	11	3
Total current	850	559

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.3 Trade and other receivables

	Note	12.31.2024	12.31.2023
Non-Current
Related parties	16	4	11
Advances to suppliers		43	-
Prepaid expenses		5	-
Tax credits		8	1
Receivables for sale of associates		-	1
Receivables for sale of assets		10	-
Contractual indemnity receivable		2	4
Expenses to be recovered		3	-
Other		-	1
Other receivables		75	18
Total non-current		75	18

	Note	12.31.2024	12.31.2023
Current
Receivables		172	105
CAMMESA		107	100
Related parties	16	10	5
Impairment of financial assets		(1)	(1)
Trade receivables, net		288	209

Current
Related parties	16	11	7
Tax credits		8	10
Receivables for complementary activities		9	1
Prepaid expenses		3	5
Guarantee deposits		130	19
Expenses to be recovered		8	6
Insurance to be recovered		1	4
Receivables for sale of associates		-	1
Receivables for sale of assets		6	-
GasAr Plan		7	11
Contractual indemnity receivable		2	2
Receivable for maintenance contract		1	-
Advances to employees		-	10
Other		14	11
Other receivables, net		200	87

Total current		488	296

Due to the short-term nature of investments at amortized cost, it is considered that their book value does not differ from their fair value. For non-current investments at amortized cost, fair values also do not differ significantly from book values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The movements in the impairment of financial assets were as follows:

	12.31.2024	12.31.2023	12.31.2022
At the beginning of the year	1	6	9
Impairment	55	1	1
Write off for utilization	(54)	-	(1)
Reversal of unused amounts	-	(1)	-
Foreign currency exchange difference	(1)	(5)	(3)
At the end of the year	1	1	6

12.4 Cash and cash equivalents

	12.31.2024	12.31.2023
Cash	1	-
Banks	73	31
Term deposit	46	-
Mutual funds	618	140
Total	738	171

12.5 Borrowings

	12.31.2024	12.31.2023
Non-Current
Financial borrowings	32	-
Corporate bonds	1,341	1,224
Total non-current	1,373	1,224

Current
Bank overdrafts	-	31
Financial borrowings	122	67
Corporate bonds	584	126
Total current	706	224
Total	2,079	1,448

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

As of December 31, 2024 and 2023, the fair values of the Company’s CB amount approximately to US$ 1,912 million and US$ 1,350 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each year (fair value level 1).

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

12.5.1 Movements in borrowings:

	12.31.2024	12.31.2023	12.31.2022
Borrowings at the beginning of the year	1,448	1,613	1,438
Proceeds from borrowings	1,174	424	308
Payment of borrowings	(236)	(191)	(143)
Accrued interest	145	304	172
Payment of interests	(145)	(280)	(162)
Repurchase and redemption of CB	(313)	(6)	(28)
Result from repurchase and exchange of CB	10	(1)	8
Increases for incorporation	-	-	89
Foreign currency exchange difference	(12)	(356)	(80)
Decrease for sale of subsidiaries	-	(80)	-
Borrowing costs capitalized in property, plant and equipment	8	21	11
Borrowings at the end of the year	2,079	1,448	1,613

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.2 Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2024

Corporate bonds (1)(2)
Class 19 CB	PAMPA		$17,131	Variable	Badlar - 1%	Feb-25	17
Class 18 CB	PAMPA	US$	68	Fixed	5.00%	Sep-25	69
Class 16 CB	PAMPA	US$	56	Fixed	4.99%	Nov-25	56
Class 20 CB	PAMPA	US$	54	Fixed	6.00%	Mar-26	54
Class 9 CB	PAMPA	US$	120	Fixed	9.50%	Dec-26	123
Class 1 CB	PAMPA	US$	353	Fixed	7.50%	Jan-27	363
Class 13 CB	PAMPA	US$	98	Fixed	0.00%	Dec-27	96
Class 22 CB	PAMPA	US$	84	Fixed	5.75%	Oct-28	85
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	294
Class 21 CB	PAMPA	US$	410	Fixed	7.95%	Sep -31	410
Class 23 CB	PAMPA	US$	360	Fixed	7.88%	Dec-34	358
							1,925
Financial loans (3)
	PAMPA	US$	35	Fixed	3.00%	Mar-25	36
	PAMPA	US$	40	Fixed	4.25%	Apr-25	40
	PAMPA	US$	15	Fixed	5.40%	Mar-26	15
	PAMPA	US$	25	Fixed	3.00%	May-26	26
							117
Other financial loans (4)
	PAMPA	US$	283	Variable	SOFR + 0%	Aug-25	20
	PAMPA	US$	3	Fixed	Between 9.50% and 10.25%	Between Feb-25 and Sep-25	3
	GASA	U$S	14,937	Fixed	3.25%	May-25	14
							37
							2,079

(1)	Net of repurchases for a face value of US$ 76.2 million for Class 9 CB and US$ 7.5 million for Class 3 CB.

(2)	During the current year, on February 5, 2024 and June 27, 2024, the Company redeemed all its Class 17 and Class 15 CB for a total amount of $ 5,980 million and $ 18,264 million, respectively. Additionally, the Company paid at maturity the first redemption of Class 9 CB for a US$ 59 million amount net of repurchases. As of the date of issuance of these Consolidated Financial Statements, US$ 47 million FV of the Class 20 CB and $17,131 million at maturity of Class 19 CB, were canceled.

(3)	During the fiscal year ended December 31, 2024, the Company repaid: (i) short-term bank debt with local financial institutions, net of cancellations, for $ 25,968 million; (ii) the last two principal installments of the FINNVERA Credit Facility for US$ 8 million; and (iii) net import financing for the equivalent of US$ 16 million. In addition, it borrowed US$ 130 million net from local banks. Post-closing, the Company borrowed US$ 31 million net bank debt.

(4)	During the fiscal year ended December 31, 2024, the Company received disbursements in the amount of US$ 223 million under the credit facilities taken out with BNP Paribas S.A. in 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2023

Corporate bonds (1)
Class 17 CB	PAMPA		$5,980	Fixed	Badlar + 2%	May-24	9
Class 15 CB	PAMPA		$18,264	Variable	Badlar + 0%	Jul-24	29
Class 18 CB	PAMPA	US$	72	Fixed	5.00%	Sep-25	73
Class 16 CB	PAMPA	US$	56	Fixed	4.99%	Nov-25	56
Class 9 CB	PAMPA	US$	179	Fixed	9.50%	Dec-26	184
Class 1 CB	PAMPA	US$	597	Fixed	7.50%	Jan-27	611
Class 13 CB	PAMPA	US$	98	Fixed	0.00%	Dec-27	96
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	292
							1,350
Financial loans (2)(3)
	PAMPA	US$	8	Variable	SOFR 6M + 4.21%	Nov-24	8
	PAMPA		$3,000	Variable	Between 80% and 110%	Between Apr-24 and Jun-24	5
							13
Other financial loans (4)
	PAMPA	US$	22	Variable	SOFR + 0.35%	Jul-24	23
	PAMPA	US$	12	Variable	SOFR + 0%	Aug-24	12
	PAMPA	US$	14	Fixed	Between 13% and 16%	Between Jan-24 and Jun-24	14
	PAMPA	CNY	37	Fixed	Between 12% and 12.50%	Between Mar-24 and Nov-24	5
							54
Bank overdrafts (2)
	PAMPA		$23,140	Fixed	Between79.00% and 81.00%	Between Jan-24 and Apr-24	31
							31
							1,448

(1)	Net of repurchases for a face value of US$ 113.7 million for 2026 CB, US$ 153.0 million of 2027 CB, and US$ 7.5 million for 2029 CB.

(2)	During the fiscal year ended December 31, 2023, the Company took out short-term bank loans with local financial institutions, net of cancellations, for $ 16,535 million and import financing for CNY 37 million. Additionally, it took out import financing, net, for US$ 6.2 million.

(3)	Regarding the FINNVERA credit facility and due to the discontinuation of the Libor benchmark interest rate as from July 2023, on September 5, 2023, Pampa and CACIB (Credit Agricole Corporate & Investment Bank) entered into an amendment to the credit facility replacing the Libor rate with the Term SOFR rate for debt services after November 2023. In this same line, the interest rate hedge agreement associated with the credit facility was also amended.

(4)	During the fiscal year ended December 31, 2023, the Company received disbursements in the amount of US$ 2.0 million under the credit facilities taken out with BNP Paribas S.A. in 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.3 Global Program of CB and frequent issuer prospectus

On September 30, 2021, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to approve the creation of a global corporate bonds program for an amount of up to US$ 2,000 million or its equivalent in other currencies or units of value, in the form of simple corporate bonds non-convertible into shares and/or corporate bonds convertible into shares. The public offering was authorized by the CNV on December 9, 2021.

Subsequently, at the Board of Directors’ meeting held on August 9, 2023, the amount of the program was reduced to US$ 1,400 million to allocate US$ 600 million to the Company’s frequent issuer regime. Such reduction was approved by the CNV in its Provision No. DI-2023-60-APN-GE#CNV dated November 13, 2023.

The Company is registered as a frequent issuer under No. 14 pursuant to Resolution No. DI-2021-4-APN-GE#CNV dated February 26, 2021 of the CNV’s Issuers Management Office, which was ratified by Resolution No. DI-2024-26-APNGE#CNV dated April 30, 2024 of the CNV’s Issuers Management Office.

12.5.4 Issuance of Class 19, 20 and 22 CB

On February 29, 2024, the Company issued Class 19 CB for $ 17,131 million, accruing interest at a variable Badlar rate plus an applicable 1% annual negative margin and maturing on February 28, 2025.

Later, on March 26, 2024, the Company issued Class 20 CB for US$ 55.2 million accruing interest at a fixed 6% rate and maturing on March 26, 2026, and on May 14, 2024 it reopened for an additional US$ 52.5 million at an issuance price of US$ 1.0079.

Finally, on October 4, 2024, the Company issued Class 22 CB with a US$ 83.98 million FV, which will accrue interest at a fixed 5.75% rate and maturing on October 4, 2028.

12.5.5 Tender Offer and Redemption of Class 1 CB - International issuance of Class 21 and 23 CB

On August 26, 2024, Pampa launched the cash tender offer to purchase at par its Class 1 CB issued on January 24, 2017 and maturing in 2027 for US$ 750 million face value at an annual 7.5% fixed interest rate. The repurchase offer ended on September 5, 2024, reaching approximately 53% of the total, equivalent to US$ 397 million.

The funds for the buyback payment, the interest accrued until the offer settlement date and certain issuance costs came from the successful placement of the Class 21 CB, issued on September 10, 2024 for a face value of US$ 410 million, with an annual 7.95% fixed interest rate, an 8.25% yield and maturing on September 10, 2031.

Subsequently, on December 16, 2024 and under the frequent issuer prospectus, Pampa issued Class 23 CB for a US$ 360 million FV and at a fixed annual interest rate and yield of 7.875% maturing in 2034. Funds were primarily destined for the redemption of all the Class 1 CB for a remaining outstanding amount of US$ 353 million, as announced on December 5, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The redemption took place on January 24, 2025 at a redemption price equivalent to 100% of the outstanding capital amount, plus interest accrued and unpaid as of the redemption date under the terms of Class 1 CB’s trust agreement.

12.6 Trade and other payables

	Note	12.31.2024	12.31.2023
Non-Current
Compensation agreements		71	28
Finance leases liability		11	14
Contractual penalty debt		2	4
Other payables		84	46
Total non-current		84	46

Current
Suppliers		206	186
Customer advances		14	9
Related parties	16	13	15
Trade payables		233	210

Compensation agreements		12	11
Liability for acquisition of companies		-	8
Finance leases liability		4	4
Contractual penalty debt		2	2
Various creditors		2	3
Other payables		20	28
Total current		253	238

Due to the short-term nature of the trade payables and other payables, their carrying amount is considered to be the same as their fair value. For most other non-current debts, fair values are also not significantly different from their book values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.7 Financial instruments by category

The following table presents financial instruments by category:

As of December 31, 2024	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade and other receivables	496	-	496	67	563
Financial assets at amortized cost
Term deposit	80	-	80	-	80
Financial assets at fair value through profit and loss
Government securities	-	692	692	-	692
Corporate bonds	-	110	110	-	110
Shares	-	64	64	-	64
Mutual funds	-	11	11	-	11
Derivative financial instruments	-	1	1	-	1
Cash and cash equivalents	120	618	738	-	738
Total	696	1,496	2,192	67	2,259

Liabilities
Trade and other payables	323	-	323	14	337
Borrowings	2,079	-	2,079	-	2,079
Total	2,402	-	2,402	14	2,416

As of December 31, 2023	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade and other receivables	279	7	286	28	314
Financial assets at amortized cost
Term deposit	101	-	101	-	101
Notes receivable	4	-	4	-	4
Financial assets at fair value through profit and loss
Government securities	-	389	389	-	389
Corporate bonds	-	79	79	-	79
Shares	-	123	123	-	123
Mutual funds	-	3	3	-	3
Cash and cash equivalents	31	140	171	-	171
Total	415	741	1,156	28	1,184

Liabilities
Trade and other payables	275	-	275	9	284
Borrowings	1,448	-	1,448	-	1,448
Total	1,723	-	1,723	9	1,732

The categories of financial instruments have been determined according to IFRS 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2024	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	32	-	32	-	32
Interest expenses	(146)	-	(146)	(34)	(180)
Foreign currency exchange difference, net	(23)	(30)	(53)	42	(11)
Changes in the fair value of financial instruments	(11)	250	239	-	239
Result from present value measurement	(2)	-	(2)	(5)	(7)
Other financial results	(15)	-	(15)	-	(15)
Total	(165)	220	55	3	58

As of December 31, 2023	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	5	-	5	-	5
Interest expenses	(307)	-	(307)	(49)	(356)
Foreign currency exchange difference, net	(1,035)	(560)	(1,595)	1,718	123
Changes in the fair value of financial instruments	-	444	444	-	444
Result from present value measurement	(1)	-	(1)	(9)	(10)
Other financial results	(7)	-	(7)	-	(7)
Total	(1,345)	(116)	(1,461)	1,660	199

As of December 31, 2022	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	5	-	5	-	5
Interest expenses	(175)	-	(175)	(41)	(216)
Foreign currency exchange difference, net	16	(85)	(69)	149	80
Changes in the fair value of financial instruments	-	110	110	-	110
Result from present value measurement	(1)	-	(1)	(13)	(14)
Other financial results	(15)	-	(15)	-	(15)
Total	(170)	25	(145)	95	(50)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.8 Fair value of financial Instruments

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
-	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
-	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2024 and 2023:

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	692	-	-	692
Corporate bonds	110	-	-	110
Mutual funds	11	-	-	11
Shares	37	-	27	64
Cash and cash equivalents
Mutual funds	618	-	-	618
Derivative financial instruments	-	1	-	1
Total assets	1,468	1	27	1,496

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	389	-	-	389
Corporate bonds	79	-	-	79
Mutual funds	3	-	-	3
Shares	88	-	35	123
Cash and cash equivalents
Mutual funds	140	-	-	140
Other receivables
Guarantee deposits on derivative financial instruments	7	-	-	7
Total assets	706	-	35	741

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in Level 3.

The techniques used for the measurement of assets at fair value with changes in profit (loss), classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the year, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the direct equity interest of 2.84% and 3.19%, and the additional equity interest of 2.18% and 2.46% through HIDISA and HINISA, in TJSM and TMB, respectively, resulting from the Federal Government’s restructuring of assets in the energy sector. This restructuring resulted in TMB’s and TJSM’s share transfer from the Federal Government to ENARSA, considering 18.1% and 16.6% discount rate as of December 31, 2024 and 2023, respectively. The key assumptions were prepared based on estimates on the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) reference prices for energy sold in the spot market; (iii) projections of the availability and dispatch of power plants; (iv) the evolution of structural costs and expenses; (v) macroeconomic variables such as inflation and exchange rates, etc. The Company recognised earnings and losses as a result of changes in the fair value of financial instruments classified as level 3, under the item “Other financial results” of the Consolidated Statement of Comprehensive Income. Current values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of the distribution of dividends, ii) the timeliness and magnitude of energy price updates, and/or iii) the evolution of costs. The Company estimates that any sensitivity analysis that considers changes in any of the estimates taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 13: EQUITY COMPONENTS

13.1 Share capital

As of December 31, 2024, the share capital amounts to $ 1,364 million, including approximately $ 4 million treasury shares.

13.1.1 Share repurchase programs

Taking into consideration the market volatility and the persisting divergence between the Company’s share price and the economic reality its assets currently or potentially have, which is detrimental to the interests of its shareholders, and considering the Company’s history of strong cash position and fund availability, the Board of Directors has implemented several share repurchase programs, considering in each case that treasury shares may not exceed the 10% capital stock capitalization.

During fiscal year 2022, the Company indirectly acquired 0.9 million ADRs for a value of US$ 18.2 million, which were fully canceled. In fiscal year 2023, the Company did not acquire any own shares.

During fiscal `year 2024, the Company’s Board of Directors approved a plan for the acquisition of the own shares, which effectiveness was conditional upon the ADR and share prices being below US$ 50 and $ 2,664, respectively.

As of the date of issuance of these Consolidated Financial Statements, the 2024 Repurchase Program is no longer in effect and no treasury shares have been acquired under this plan.

13.1.2 Stock Compensation Plan

As of December, 31 2024, 4 million remained in treasury to be delivered to employees under such plan (see Note 4.15).

13.1.3 Capital reductions

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

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earnings per share equal to the basic. As of December 31, 2024, 2023 and 2022, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earning per share.

	12.31.2024	12.31.2023	12.31.2022
Earning attributable to equity holders of the Company	619	302	456
Weighted average amount of outstanding shares	1,360	1,366	1,381
Basic and diluted earnings per share	0.46	0.22	0.33

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcile net profit to cash flows generated by operating activities

	Note	12.31.2024	12.31.2023	12.31.2022
Income tax	10.6	(121)	318	124
Accrued interest		106	283	185
Depreciations and amortizations	9 and 10.2	342	267	212
Share of profit from associates and joint ventures	5.3.2	(146)	2	(105)
Profit from sale/adquisition of companies´ interest		(34)	(9)	-
Results for property, plant and equipment sale and derecognition	10.4	(11)	1	(2)
Result for intangible assets sale	10.4	-	-	(2)
Impairment of property, plant and equipment, intangible assets and inventories		34	39	38
Impairment of financial assets		56	-	4
Result from present value measurement	10.5	7	10	14
Changes in the fair value of financial instruments		(213)	(392)	(94)
Exchange differences, net		-	(190)	(85)
Result from repurchase and exchange of CB	10.5	10	(1)	8
Readjustment of investment plan	10.4	-	-	9
Costs of concessions agreements completion	10.4	6	5	-
Contractual indemnity	10.4	-	(7)	-
Contractual penalty	10.4	-	7	-
Compensation for arbitration award	10.4	-	-	(37)
Provision for contingecies, net	10.4	6	8	4
Provision for environmental remediation	10.4	3	4	-
Fair value of consortiums' previous interest	10.4	-	(7)	-
Impairment of other receivables	10.4	-	5	-
Ecuador's transactional agreement	10.4	-	5	-
Expenses recovery	10.4	-	(8)	-
Accrual of defined benefit plans	9 and 10.2	27	26	14
Compensation agreements	10.2	61	37	19
Derecognition of unproductive wells	10.3	20	7	-
Other		(1)	(4)	(4)
Adjustments to reconcile net profit to cash flows from operating activities		152	406	302

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 14: (Continuation)

14.2 Changes in operating assets and liabilities

	12.31.2024	12.31.2023	12.31.2022
Increase in trade receivables and other receivables	(411)	(151)	(233)
Increase in inventories	(20)	(35)	(21)
Increase in trade and other payables	75	17	70
Increase in salaries and social security payables	25	20	15
Defined benefit plans payments	(3)	(3)	(3)
Increase in tax liabilities	17	27	41
Decrease in provisions	(19)	(7)	(1)
Income tax payment	-	-	(2)
Payments for derivative financial instruments, net	-	(4)	(6)
Changes in operating assets and liabilities	(336)	(136)	(140)

14.3 Significant non-cash transactions

	12.31.2024	12.31.2023	12.31.2022
Acquisition of property, plant and equipment through an increase in trade payables	(99)	(82)	(75)
Borrowing costs capitalized in property, plant and equipment	(8)	(21)	(11)
Compensation trade receivables through an increase in financial assets at fair value through profit and loss	(53)	-	-
Credit for equity interests in areas sales	14	-	-
Increase of property, plant and equipment through exchange of assets	-	(25)	-
Increase in right-of-use assets through an increase in other liabilities	-	(13)	(1)
Decrease in asset retirement obligation and wind turbines decommision through property, plant and equipment	(5)	(5)	(1)
Acquisition of subsidiary by delivering financial assets at fair value through profit and loss	-	-	(35)
Decrease in associate's equity interest through increase in other receivables	-	-	6
Receivables for acquisition of subsidiary	-	-	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

We hereinafter detail the nature of significant proceedings as of December 31, 2024, not considered as probable by the Company based on the opinion of the Company’s internal and external counselors.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)
-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the plaintiffs should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at US$ 547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.
-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of $ 200 million. The parties agreed on a stay of the procedural time limits to evaluate the possibility of reaching an agreement with some co-defendants. Subsequently, the partial agreement reached between the plaintiff and some co-defendants was ratified. On its part, the Company has requested to be severed from the proceeding as it does not currently own any service station. However, it should be noted that some service station owners (which have sued the Company), have submitted agreements entered into with the plaintiff for their ratification under the proceeding. Some of them have already been ratified —and the plaintiff was deemed to have partially waived the action and rights against the owners of these service stations and also against the Company regarding them—, whereas others are in the ratification stage.

15.4 Civil and Commercial Claims

-	The “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of US$ 3,650 million as compensation for damages, Pampa, Petrolera Pampa S.A. and certain Pampa directors in office during 2016 being co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). In view of the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee, the plaintiff filed an extraordinary appeal before the Commercial Court of Appeals, which was finally rejected. The Association filed a petition in error against this decision, which is currently under analysis by the CSJN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

We hereinafter detail the nature of significant legal proceedings brought by the Company as of December 31, 2024 where the related inflows of economic benefits are estimated to be probable by the Company.

15.5 Administrative claims

-	CTLL (currently Pampa) filed two administrative litigation complaints against the Federal Government for breach of contract, the first one for the January 2016 - March 2016 period, and the second one for the April 2016 - October 2018 period. In these complaints, CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, subsidiarily, sustained damages should be redressed. Currently, both cases are pending judgment.
-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Currently, after the opinion rendered by the National Attorney General, the proceeding is pending judgment by the CSJN.
-	On March 31, 2021, the Company submitted a Preliminary Administrative Claim (RAP) against the National Ministry of Economy (MECON) to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognised in their final tariffs during the April 2018 - March 2019 period. Upon the expiration of the term for MECON to state its position on the RAP, the Company brought a complaint against the Federal Government, which was timely answered. The case is currently open for evidence.

15.6 Civil and Commercial Claims

-	EcuadorTLC (currently Pampa Bloque 18), in its capacity as assignee of the Ecuadorian company Petromanabí S.A., filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 and amendments. The arbitration is conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law is Ecuadorian law, and the seat of arbitration is the City of Santiago de Chile. In 2021, the first stages of the international arbitration proceeding have already begun. As of the issuance of these Consolidated Financial Statements, the arbitration proceeding is ongoing.
-	The Company has instituted an international arbitration proceeding against High Luck Group Limited - Argentina (“HGL”) branch as a result of certain breaches to the Participation Assignment Agreement and the Joint Operation Agreement for the Chirete Block entered into on April 1, 2015. On August 23, 2023, the Arbitration Court issued a Partial Award, court costs being payable by the defendant, declaring that HGL had breached the above-mentioned Agreement, without this fact entitling the Company to exercise the reversal option stipulated therein. On August 21, 2024, the ICC notified the parties of the Final Award issued by the Court on August 14, 2024, ruling that: (i) HLG incurred material and serious breach of the obligations taken on as operator; (ii) the lack of compliance described in the preceding item entitled Pampa to remove HLG as operator; and (iii) HLG will pay Pampa 100% of the arbitration costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 16: RELATED PARTIES´ TRANSACTIONS

16.1 Balances with related parties

As of December 31, 2024	Trade receivables	Other receivables		Trade payables
	Current	Non-current	Current	Current
Associates and joint ventures
TGS	10	4	8	11
Other related parties
SACDE	-	-	3	2
	10	4	11	13

As of December 31, 2023	Trade receivables	Other receivables		Trade payables
	Current	Non-current	Current	Current
Associates and joint ventures
CTB	1	-	-	-
TGS	4	11	6	7
Other related parties
SACDE	-	-	-	8
Other	-	-	1	-
	5	11	7	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the year	Sales of goods and services (1)			Purchases of goods and services (2)			Fees and compensation for services (3)			Other operating expenses and income (4)
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Associates and joint ventures
CTB	2	2	2	-	-	-	-	-	-	-	-	-
Refinor	-	-	11	-	-	(11)	-	-	-	-	-	-
TGS	51	42	51	(76)	(53)	(53)	-	-	-	-	-	-
Other related parties
Fundación	-	-	-	-	-	-	-	-	-	(2)	(2)	(2)
SACDE	-	-	-	(103)	(65)	(203)	-	-	-	-	-	-
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	-	-	(1)	(1)	(1)	-	-	-
	53	44	64	(179)	(118)	(267)	(1)	(1)	(1)	(2)	(2)	(2)

(1)	Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas and refined products.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for US$ 76 million, US$ 53 million and US$ 191 million and infrastructure works contracted to SACDE imputed in property, plant and equipment for US$ 103 million, US$ 65 million and US$ 76 million, of which US$ 21 million, US$ 15 million and US$ 16 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry out these for the years ended December 31, 2024, 2023 and 2022, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations and income from operating leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

Operations for the year	Finance income (1)			Dividends received			Dividends distribution
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Associates and joint ventures
OCP	-	-	-	9	-	10	-	-	-
TGS	1	2	2	-	-	-	-	-	-
Other related parties
EMESA	-	-	-	-	-	-	-	(1)	-
	1	2	2	9	-	10	-	(1)	-

(1)	Corresponds mainly to financial leases and accrued interest on borrowings granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.3 Key management personnel remuneration

The total remuneration accrued in favor of Directors and Executive Officers during the fiscal years ended December 31, 2024, 2023 and 2022 amounts to US$ 67 million (US$ 6 million for directors’ and syndics’ fees and US$ 61 million for Stock Compensation Plans and Compensation Agreements), US$ 44 million (US$ 7 million for directors’ and syndics’ fees and US$ 37 million for Stock Compensation Plans and Compensation Agreements), and US$ 26 million (US$ 7 million for directors’ and syndics’ fees and US$ 19 million for Stock Compensation Plans and Compensation Agreements), respectively.

NOTE 17: INVESTMENT COMMITMENTS

17.1 Development and evacuation projects in Vaca Muerta

Rincón de Aranda’s development

The Company focuses its investments in the development and exploitation of its unconventional oil and gas reserves in the Rincón de Aranda block in the Vaca Muerta formation. The development plan began in August 2024, with an active well drilling campaign and the construction of facilities and treatment plants. Investments are estimated to exceed US$ 1.5 billion over the next three years aiming to reach a production of 45 kbbl/day by the end of 2027.

Vaca Muerta Sur Project

On December 13, 2024, the Company entered into a shareholders’ agreement in VMOS with YPF S.A., Vista Energy Argentina S.A.U. and Pan American Sur S.A.. On December 18, 2024, Pluspetrol S.A. celebrated its incorporation as a shareholder, consequently the Company's stake in VMOS amounts to 14.0845% as of December 31, 2024.

VMOS will develop the Vaca Muerta Sur project, consisting of the construction, development and operation of an approximate 437km long pipeline from Allen to Punta Colorada, Province of Río Negro, with a capacity of up to 550,000 barrels of crude oil per day (“bpd”), expandable up to 700,000 bpd, a loading and unloading terminal equipped with interconnected mooring buoys, a tank farm, and other associated accessory facilities for transportation, storage, dispatch, shipment and export of crude oil and other liquid products.

An estimated US$ 3,000 million investment is anticipated, to be partially funded with external financing and, to a lesser extent, with capital contributions from shareholders, with the first stage of commercial operation expected to begin during the first half of 2027.

Under said project, VMOS has applied for a transportation authorization and adherence to the RIGI as a “Long Term Strategic Export Project”, considering it essential to evacuate the crude oil production from the Vaca Muerta formation, and allowing for an increase in said formation’s crude oil production and export and opening new markets to Argentine oil, also contributing to the development of the country through foreign currency inflows and employment generation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 17: (Continuation)

Regarding the shareholding in VMOS, the Company signed a firm transportation contract with a transportation, storage and dispatch capacity of 50,000 bpd for the Allen - Punta Colorada pipeline section, which will allow to evacuate the incremental production of the Rincón de Aranda block.

The aforementioned evacuation capacity is complemented by the firm transportation contract, entered into in 2022 with Oldelval, for a 6,302-bpd dispatch capacity for the Allen - Puerto Rosales pipeline section until the termination of Oldelval’s transportation concession in 2037. Additionally, the Company signed a contract with Oiltanking Ebytem to increase the dispatch capacity by 6,302 bpd and the storage capacity by 37,789 barrels exclusively for oil exports.

Lastly, in 2024 the Company signed a firm transportation contract with YPF for the Loma Campana - Allen pipeline section for a transportation capacity of 6,302 bpd in Phase 1 and 56,608 bpd in Phase 2.

FLNG Project

On November 29, 2024, the Company resolved to approve its initial 20% stake in Southern Energy S.A. (“SESA”) , with Pan American Energy S.A. (“PAE”), Wintershall Dea Argentina (“Wintershall”), YPF y Golar FLNG Subholding Company Limited (“Golar”) as partners.

SESA will develop a gas liquefaction project (the “FLNG Project”), which includes the installation of a liquefaction vessel in the Gulf of San Matías, province of Río Negro, and the construction of all ancillary and complementary facilities. The project is expected to start operations by the end of 2027.

SESA applied to adhere to the RIGI as a “Long Term Strategic Export Project”, considering that the project will position Argentina in the world LNG market, favoring the generation of foreign exchange inflows, job creation and local supplier development.

Specifically, the project is strategic to monetize the Company’s natural gas reserves, with the commitment to supply natural gas from fields in the Neuquina Basin, in the Vaca Muerta formation.

17.2 Investment commitment for the exploration and exploitation of hydrocarbons

As of the issuance of these Consolidated Financial Statements, the Company has committed investments until 2027 for an estimated total amount of US$ 217 million, including commitments associated with the participations detailed in Note 5.4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 18: INCIDENTS AT HINISA

On January 11, 2025, there was a strong storm in San Rafael, Province of Mendoza, with rainfall exceeding historical records causing an extraordinary flooding of the Atuel River, inflicting serious damage along the Atuel Canyon. The affected facilities included the Nihuil II and III plants, which, severely damaged, were forced out of service.

The applicable claims were filed with the insurance companies, initiating the claim settlement process and official communications to the authorities.

As of the issuance of these Consolidated Financial Statements, HINISA is assessing the state of the affected equipment.

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

The evolution of right-of-use assets and lease liabilities recognised as of December 31, 2024 and 2023 is disclosed below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.1.1 Right of use assets

	Original values
Type of good	At the beginning	Increases	Increases by incorporation	Decreases	Transfers	At the end

Machinery and equipment	27	-	-	-	(2)	25
Advances to suppliers	6	-	-	-	(6)	-
Administrative offices	-	-	1	(1)	-	-
Total at 12.31.2024	33	-	-	-	(8)	25
Total at 12.31.2023	20	13	-	-	-	33

	Amortization
Type of good	At the beginning	For the year	At the end

Machinery and equipment	(12)	(2)	(14)
Total at 12.31.2024	(12)	(2)	(14)
Total at 12.31.2023	(11)	(1)	(12)

	Net book values
Type of good	At 12.31.2024	At 12.31.2023

Machinery and equipment	11	15
Advances to suppliers	-	6
Total at 12.31.2024	11
Total at 12.31.2023		21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.1.2 Lease liabilities

	12.31.2024	12.31.2023
At the beginning of the year	18	12
Increases	-	7
Result from measurement at present value (1)	2	2
Transfers	(1)	-
Payments	(4)	(3)
At the end of the year	15	18

(1)	Included in Other financial results.

As of December 31, 2024 and 2023, this liability is disclosed under Other current payables in the amounts of US$ 4 million and US$ 4 million and Other non-current payables for US$ 11 million and US$ 14 million, respectively.

The following table includes an analysis of the Company lease liabilities, grouped according to their maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2024
Less than three months	1
Three months to one year	2
One to two years	3
Two to three years	3
Three to four years	2
Four to five years	2
More than five years	14
Total	27

19.1.3 Short-term or low value leases

As of December 31, 2024 and 2023, the Company has recognised administrative costs and expenses in the amounts of US$ 4 million, US$ 6 million and US$ 6 million respectively, on account of lease payments associated with short-term leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

As of December 31, 2024 and 2023, this receivable is disclosed under Other current receivables in the amounts of US$ 7 and US$ 6 million, respectively and under Other non-current receivables for US$ 4 million and US$ 11 million, respectively.

The following table includes an analysis of the Company receivable, grouped according to its maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2024
Less than three months	2
Three months to one year	5
One to two years	4
Total	11

19.2.2 Operating leases

The Company has executed lease agreements to install commercial and administrative offices in Pampa Energía S.A.’s building, located in Maipú 1, Autonomous City of Buenos Aires, for three to five years terms.

Future minimum collections from operating leases as of December 31, 2024 are detailed below:

12.31.2024
Three months to one year	1
One to two years	1
Total	2

Total income from operating leases for the fiscal year ended December 31, 2024, 2023 and 2022 amounts to US$ 1 million, US$ 1 million and US$ 1 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

Through Executive Orders No. 1,021/24 and 1,085/24, the Province of Mendoza established a 12-month transition period for HINISA’s concession as from June 1, 2024, the concession contract’s expiration date, allowing the exploitation of the water resource during such period. It was also determined that the Undersecretary of Energy and Mining would exercise control activities during such period. Moreover, SE Resolution No. 98/24 reduced the concession contract’s transition period to 6 months, extendable for a like period; through SE Resolution No. 383/24, it was extended for a 6-month period. According to the information provided, the new transition period’s termination date will be June 1, 2025.

On October 19, 2024, HIDISA’s concessions —one for the assets and the use of water resources, granted by the Province of Mendoza, and the other for the generation of electric power, granted by the Federal Government— expired. On October 18, 2024, through Executive Order No. 2,096/24, the Province of Mendoza set a 12-month transition period as from the expiration date and established that the Undersecretary of Energy and Mining of the Ministry of Energy and Environment would act as overseer. At the national level, through SCEyM Resolution No. 01/24, the Secretariat of Energy and Mining Coordination established a transition period until June 1, 2025, and appointed the Undersecretary of Electric Energy as overseer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

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

NOTE 22: OIL AND GAS RESERVES (Information not covered by the auditors’ report)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2024.

	Proved Reserves

	Proved Developed		Proved Undeveloped		Total Proved

	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)

Argentina	4,409	21,001	12,792	15,363	17,201	36,364

Total at 12.31.2024	4,409	21,001	12,792	15,363	17,201	36,364

(1)	In thousands of barrels.
(2)	In millions of cubic meters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 23: SUBSEQUENT EVENTS

Modifications to the electricity regulatory framework

In line with the objective of ensuring free contracting in the MAT established by Law No. 27,742, on January 28, 2025, SE Resolution No. 21/25 was published establishing different modifications regulating dispatch and operation at the WEM’s MAT. The main modifications include:

- Generators, self-generators and co-generators of conventional thermal, hydraulic and nuclear sources commissioned as from January 1, 2025 are exempted from the suspension of contracting within the MAT;

- The presentation or renewal of Energy Plus contracts is limited until October 31, 2025, after the expiration of such contracts the Energy Plus market will no longer be in effect;

- The dispatch scheme set by SE Resolution No. 354/20 is abrogated, effective as from February 1, 2025, and no alternative dispatch scheme is established contemplating the obligations under ENARSA’s supply contract with Bolivia and contracts within the GasAr Plan’s framework;

-As from March 1, 2025, the recognition of fuel costs is authorized according to reference prices and the values declared and accepted in the Production Cost Statement plus freight, natural gas transportation and distribution costs, and taxes and fees.

- CAMMESA will continue centralizing fuel supply for contracts entered into under specific schemes (SE Resolutions No. 220/07, No. 21/16 and No. 287/17);

- Generators remunerated under the spot regime may manage their own fuel supply, with CAMMESA remaining as the supplier of last resort; and

- New values for the cost of non-supplied energy are established as from February 1, 2025, with the following tiers: (i) US$ 350 /MWh until 5%; (ii) US$ 750 /MWh until 10%; and (iii) US$ 1,500 /MWh for more than 10%.

Additionally, the SE sent Note NO-2025-09628437-APN-SE#MEC to CAMMESA, making several considerations on the WEM’s condition and instructing CAMMESA to publish a proposal of guidelines for a progressive WEM adjustment contemplating several changes in its structure and generation remuneration schemes.

CAMMESA published the proposal and will receive comments from the WEM Agents’ Associations over a 30-day period to prepare reports contemplating the measurement of the modifications requested to the SE. Based on these reports, the SE will issue transitory rules for the WEM’s adjustment.

As of the date of issuance of these Consolidated Financial Statements, the Company is evaluating changes based on the SE’s reports published by CAMMESA.

SUPPLEMENTARY INFORMATION ON OIL AND GAS ACTIVITIES (UNAUDITED)

The following information on oil and gas activities has been prepared in accordance with the methodology prescribed by ASC No. 932 "Extractive Activities - Oil and Gas". This information includes the Company’s and its subsidiaries’ oil and gas production activities.

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2024, 2023 and 2022. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	Consolidated companies (Argentina)
	12.31.2024	12.31.2023	12.31.2022
	(in million of US$)
Acquisition of properties
Proved	-	-	-
Unproved	-	-	-
Total property acquisition	-	-	-
Exploration	6	3	2
Development	348	541	322
Total costs incurred	354	544	324

Capitalized cost

The following table presents the capitalized costs as of December 31, 2024, 2023 and 2022, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

	Consolidated companies (Argentina)
	12.31.2024	12.31.2023	12.31.2022
	(in million of US$)
Proved properties
Equipment, camps and other facilities	518	520	328
Mineral interests and wells	1,490	1,362	1,137
Other uncompleted projects	168	222	151
Unproved properties	17	32	36
Gross capitalized costs	2,193	2,136	1,652
Accumulated depreciation	(1,010)	(998)	(845)
Total net capitalized costs	1,183	1,138	807

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2024, 2023 and 2022. Income tax for the years presented was calculated utilizing the statutory tax rates.

	Consolidated companies (Argentina)
	12.31.2024	12.31.2023	12.31.2022
	(in million of US$)
Revenue	623	563	529
Intersegment sales	107	103	117
Argentine Natural Gas Production Promotion Plan	44	55	56

Production costs, excluding depreciation
Operating costs and others	(269)	(237)	(205)
Royalties	(93)	(88)	(87)
Total production costs	(362)	(325)	(292)
Exploration expenses	(21)	(7)	-
Depreciation, depletion and amortization	(237)	(166)	(125)
Results of operations before income tax	154	223	285
Income tax	(54)	(78)	(100)
Results of oil and gas operations	100	145	185

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

The Company estimates its reserves at least once a year. The Company reserves estimation as of December 31, 2024 was audited by Gaffney, Cline & Associates. Gaffney, Cline & Associates is an independent petroleum engineering consulting firm. The independent audit covered 98% of the estimated reserves located in areas operated and non-operated by the Company. Gaffney, Cline & Associates audited the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932 of the FASB. We provided all information required during the course of the audit process to Gaffney, Cline & Associates’ satisfaction.

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

The following table sets forth the estimated oil (including crude oil, condensate and natural gas liquids) and natural gas (including natural gas estimated to be consumed as fuel in operations) net proved reserves as of December 31, 2024, 2023 and 2022:

	Reserves as of December 31, 2024		Reserves as of December 31, 2023		Reserves as of December 31, 2022
	Crude oil, condensate and natural gas liquids	Natural Gas	Crude oil, condensate and natural gas liquids	Natural Gas	Crude oil, condensate and natural gas liquids	Natural Gas

Reserves category	(million of barrels)	(billion of cubic feet)	(million of barrels)	(billion of cubic feet)	(million of barrels)	(billion of cubic feet)

PROVED Developed	4.4	741.6	7.6	724.8	7.7	613.5

PROVED Undeveloped	12.8	542.5	4.0	399.5	3.2	397.0

Total proved reseves (developed and undeveloped)	17.2	1,284.2	11.6	1,124.2	10.9	1,010.5

The following table sets forth the reconciliation of our reserves data between December 31, 2022, December 31, 2023 and December 31, 2024:

	Consolidated companies (Argentina)
	Crude Oil, Condensate and natural gas liquids	Natural Gas
Proved reserves (developed and undeveloped)	(in thousand of barrels)	(in millions of cubic feet)
Reserves as of December 31, 2021	12,625	866,541
Increase (decrease) attributable to:
Revisions of previous estimates	(466)	(72,518)
Improved recovery	272	84
Extension and discoveries	454	339,021
Year's production	(1,948)	(122,636)
Reserves as of December 31, 2022 (*)	10,937	1,010,492
Increase (decrease) attributable to:
Revisions of previous estimates	(414)	(64,771)
Improved recovery	95	28
Extension and discoveries	2,211	301,453
Purchases of proved reserves in place	527	5,381
Sales of proved reserves in place	(7)	(337)
Year's production	(1,763)	(128,001)
Reserves as of December 31, 2023 (*)	11,586	1,124,245
Increase (decrease) attributable to:
Revisions of previous estimates	(5)	(10,011)
Improved recovery	253	56
Extension and discoveries	9,167	321,665
Sales of proved reserves in place	(2,003)	(365)
Year's production	(1,796)	(151,417)
Reserves as of December 31, 2024 (*)	17,201	1,284,172

(*) Includes proved developed reserves:
As of December 31, 2022	7,722	613,505
As of December 31, 2023	7,592	724,775
As of December 31, 2024	4,409	741,634

Standardized measure of discounted future net cash flows

The following table discloses estimated future cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas (excluding natural gas estimated to be consumed as fuel in operations). As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas, such future net cash flows were estimated using the average first day of the month price during the twelve-month period for 2024, 2023 and 2022 using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and operators of the fields in which the Company has an interest. The future income tax was calculated by applying the statutory tax rate in effect in the respective countries in which we have interests, as of the end of each reporting period.

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

	12.31.2024	12.31.2023	12.31.2022
	(in million of US$)
Future cash inflows	5,695	5,255	4,787
Future production costs	(2,619)	(2,122)	(1,838)
Future development and abandonment costs	(977)	(675)	(680)
Future income tax	(322)	(618)	(484)
Undiscounted future net cash flows	1,777	1,840	1,785
10% annual discount	(632)	(677)	(644)
Standarized measure of discounted future net cash flows	1,145	1,163	1,141

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2024, 2023 and 2022:

	Consolidated companies (Argentina)
	12.31.2024	12.31.2023	12.31.2022
	(in million of US$)
Standarized measure at the beginning of year	1,163	1,141	950
Changes related to Oil & Gas Activities:
Sales Net of Production costs	(412)	(396)	(410)
Net Change in sales prices, net of future production costs	(353)	(182)	201
Changes in future development costs	(582)	(464)	(454)
Extensions, discoveries and improved recovery, net of futures production and assocciated costs	581	541	595
Development costs incurred	348	541	322
Revisions of quantity estimates	(3)	(101)	(124)
Purchase of reserves in place	-	22	-
Sale of reserves in place	(31)	-	-
Net change in income tax	176	(75)	(59)
Accretion of discount	153	148	123
Changes in production rates	56	(17)	(21)
Other changes	49	5	18
Standarized measure at the end of year	1,145	1,163	1,141

